As filed with the Securities and Exchange Commission on December 31, 2002.

--------------------------------------------------------------------------------

                                                             File Nos. 333-_____
                                                                       811-09327

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     AND/OR

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 10 /x/

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                           (Exact Name of Registrant)

                         ALLSTATE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         ALLSTATE LIFE INSURANCE COMPANY
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847/402-2400
                (Name and Complete Address of Agent for Service)

                                   COPIES TO:

CHARLES M. SMITH, JR., ESQUIRE               DANIEL J. FITZPATRICK, ESQUIRE
ALLSTATE LIFE INSURANCE COMPANY              MORGAN STANLEY DW INC.
3100 SANDERS ROAD, SUITE J5B                 1585 BROADWAY
NORTHBROOK, ILLINOIS 60062                   NEW YORK, NEW YORK 10036


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

This registrant hereby amends this registration statement on such date or date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of Interest in the Allstate Financial Advisors Separate Account I under deferred variable annuity contracts.

                                Explanatory Note

Registrant is filing this registration statement for the purpose of giving effect to certain disclosures and related changes resulting from the merger of Northbrook Life Insurance Company ("Northbrook") into its parent company, Allstate Life Insurance Company ("Allstate Life"), on January 1, 2003. Following the merger, Allstate will replace Northbrook as the issuer of the Contracts described herein. This registration statement includes, among other things, prospectus supplements, dated January 1, 2003, to the May 1, 2002 prospectuses describing the Contracts, which prospectuses, along with any other supplements to such prospectuses, are incorporated herein by reference to SEC File No. 033-35412.

                         Allstate Life Insurance Company
                 Allstate Financial Advisors Separate Account I

                                   Supplement
                          dated January 1, 2003 to the
                  Morgan Stanley Variable Annuity II Prospectus
                                dated May 1, 2002

This supplement amends certain information contained in the prospectus for the Morgan Stanley Variable Annuity II Contracts ("Contracts"), formerly issued by Northbrook Life Insurance Company ("Northbrook"). Please read this supplement carefully and retain it for future reference together with your prospectus. All capitalized terms have the same meaning as those included in the prospectus.

Merger of Northbrook with Allstate Life

Effective January 1, 2003, Northbrook merged with and into its parent company, Allstate Life Insurance Company ("Allstate Life"). The merger of Northbrook and Allstate Life (the "Merger") was approved by the boards of directors of Allstate Life and Northbrook. The Merger also received regulatory approval from the Departments of Insurance of the States of Arizona and Illinois, the states of domicile of Northrook and Allstate Life, respectively.

On the date of the Merger, Allstate Life acquired from Northbrook all of Northbrook's assets and became directly liable for Northbrook's liabilities and obligations with respect to all Contracts issued by Northbrook.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the company that guarantees your Contract benefits from Northbrook to Allstate Life. You will receive certificate endorsements from Allstate Life that reflect the change from Northbrook to Allstate Life. The Merger also did not result in any adverse tax consequences for any Contract owners.

Separate Account Consolidation

Effective January 1, 2003, and in connection with the Merger, Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II combined with and into the Allstate Financial Advisors Separate Account I ("Allstate Separate Account I"), and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The accumulation unit values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation.

As a result of the Merger and Consolidation, your prospectus is amended as follows:

Replace all references to "Northbrook" with "Allstate Life." Replace all references to "Northbrook Variable Annuity Account II" with "Allstate Financial Advisors Separate Account I." All references to "We," "Us," or "our" shall mean "Allstate." All references to "the Variable Account" shall mean "Allstate Financial Advisors Separate Account I."

Page 14: Under the heading "Financial Information" replace the last two sentences of the second paragraph with:

The financial statements of Allstate, Allstate Financial Advisors Separate Account I, Northbrook Variable annuity Account, Northbrook Variable Annuity Account II, and the pro forma financial statements of Allstate Financial Advisors Separate Account I giving effect to the Consolidation on a pro forma basis also appear in the Statement of Additional Information. For a free copy of the Statement of Additional Information, please write or call us at 1-800-654-2397.

Pages 34: Under the heading "More Information," replace the sections entitled "Northbrook" and "The Variable Account" with the following:

ALLSTATE LIFE
Allstate Life is the issuer of the Contract. Allstate Life is an Illinois stock life insurance company organized in 1957. "Allstate Financial" is the marketing name used by Allstate Life to refer to the company and its affiliates and subsidiaries.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior), Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investors Service assigns an Aa2 (Excellent) financial strength rating to Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

The Variable Account

Allstate established the Allstate Financial Advisors Separate Account I in 1999. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate.

The Variable Account currently consists of multiple Variable Sub-Accounts. Each Variable Sub-Account offered under this Contract invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

MORGAN STANLEY VARIABLE ANNUITY II

ALLSTATE LIFE INSURANCE COMPANY
300 N. MILWAUKEE AVE.
VERNON HILLS, IL 60061
TELEPHONE NUMBER: 1-800-654-2397           PROSPECTUS DATED JANUARY 1, 2003

--------------------------------------------------------------------------------

Allstate Life Insurance Company ("Allstate Life") is offering the Morgan Stanley Variable Annuity II, an individual and group flexible premium deferred variable annuity contract ("CONTRACT"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference. Allstate Life no longer offers this Contract in most states. Please contact your Morgan Stanley Financial Advisor for current availability. If you have already purchased the Contract you may continue to make purchase payments according to the Contract.

The Contract offers 36 investment alternatives ("INVESTMENT ALTERNATIVES").  The
investment   alternatives  include  1  fixed  account  option  ("FIXED  ACCOUNT
OPTION") and 35 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Financial Advisors Separate Account I ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of portfolios ("PORTFOLIOS") of the following mutual funds ("FUNDS"):

MORGAN STANLEY VARIABLE INVESTMENT            ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
  SERIES (CLASS X SHARES)                       (CLASS B SHARES)
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.       LSA VARIABLE SERIES TRUST
VAN KAMPEN LIFE INVESTMENT TRUST              PUTNAM VARIABLE TRUST (CLASS IB SHARES)
AIM VARIABLE INSURANCE FUNDS (SERIES I)

WE (Allstate Life) have filed a Statement of Additional Information, dated January 1, 2003, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page 56 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally a part of this prospectus, at the SEC's Web site.

--------------------------------------------------------------------------------

                   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
    IMPORTANT      DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
     NOTICES       HAS IT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                   PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A
                   FEDERAL CRIME.
                   INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS,
                   INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                                   PROSPECTUS

TABLE OF CONTENTS
-------------------------------------------------------------------

                                               PAGE
-----------------------------------------------------
OVERVIEW
-----------------------------------------------------
   Important Terms                               3
-----------------------------------------------------
   The Contract at a Glance                      4
-----------------------------------------------------
   How the Contract Works                        7
-----------------------------------------------------
   Expense Table                                 8
-----------------------------------------------------
   Financial Information                        14
-----------------------------------------------------
CONTRACT FEATURES
-----------------------------------------------------
   The Contract                                 15
-----------------------------------------------------
   Purchases                                    16
-----------------------------------------------------
   Contract Value                               17
-----------------------------------------------------
INVESTMENT ALTERNATIVES
-----------------------------------------------------
      The Variable Sub-Accounts                 18
-----------------------------------------------------
      The Fixed Account Options                 20
-----------------------------------------------------
      Transfers                                 21
-----------------------------------------------------
   Expenses                                     23
-----------------------------------------------------
   Access To Your Money                         24
-----------------------------------------------------
   Income Payments                              25
-----------------------------------------------------

-----------------------------------------------------
                                               PAGE

   Death Benefits                               29
-----------------------------------------------------
   Longevity Reward Rider                       33
-----------------------------------------------------
OTHER INFORMATION
-----------------------------------------------------
   More Information:                            34
-----------------------------------------------------
      Allstate Life                             34
-----------------------------------------------------
      The Variable Account                      35
-----------------------------------------------------
      The Portfolios                            35
-----------------------------------------------------
      The Contract                              36
-----------------------------------------------------
      Qualified Plans                           36
-----------------------------------------------------
      Legal Matters                             36
-----------------------------------------------------
   Taxes                                        36
-----------------------------------------------------
   Performance Information                      42
-----------------------------------------------------
APPENDIX A -- ACCUMULATION UNIT VALUES          43
-----------------------------------------------------
APPENDIX B -- CALCULATION OF ENHANCED
EARNINGS DEATH BENEFIT                          55
-----------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE
OF CONTENTS                                     56
-----------------------------------------------------

                            2      PROSPECTUS

IMPORTANT TERMS
-------------------------------------------------------------------

This prospectus uses a number of important terms with which you may not be familiar. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlighted text.

                                               PAGE
-----------------------------------------------------
   Accumulation Phase
-----------------------------------------------------
   Accumulation Unit
-----------------------------------------------------
   Accumulation Unit Value
-----------------------------------------------------
   Allstate Life ("We")
-----------------------------------------------------
   Annuitant
-----------------------------------------------------
   Automatic Portfolio Rebalancing Program
-----------------------------------------------------
   Automatic Additions Program
-----------------------------------------------------
   Beneficiary
-----------------------------------------------------
   Cancellation Period
-----------------------------------------------------
   Contract*
-----------------------------------------------------
   Contract Anniversary
-----------------------------------------------------
   Contract Owner ("You")
-----------------------------------------------------
   Contract Value
-----------------------------------------------------
   Contract Year
-----------------------------------------------------
   Death Benefit Anniversary
-----------------------------------------------------
   Death Benefit Combination Option
-----------------------------------------------------
   Dollar Cost Averaging Program
-----------------------------------------------------
   Dollar Cost Averaging Fixed Account
   Options
-----------------------------------------------------
   Due Proof of Death
-----------------------------------------------------
   Enhanced Death Benefit Option
-----------------------------------------------------
   Enhanced Earnings Death Benefit Option
-----------------------------------------------------
   Fixed Account Options
-----------------------------------------------------
   Free Withdrawal Amount
-----------------------------------------------------
   Funds
-----------------------------------------------------

-----------------------------------------------------

   Guarantee Periods
                                               PAGE
-----------------------------------------------------
   Income Benefit Combination Option 2
-----------------------------------------------------
   Income and Death Benefit Combination
   Option 2
-----------------------------------------------------
   Income Plan
-----------------------------------------------------
   Investment Alternatives
-----------------------------------------------------
   Issue Date
-----------------------------------------------------
   Longevity Reward Rider
-----------------------------------------------------
   Payout Phase
-----------------------------------------------------
   Payout Start Date
-----------------------------------------------------
   Performance Benefit Combination Option
-----------------------------------------------------
   Performance Death Benefit Option
-----------------------------------------------------
   Performance Income Benefit Option
-----------------------------------------------------
   Portfolios
-----------------------------------------------------
   Qualified Contracts
-----------------------------------------------------
   Right to Cancel
-----------------------------------------------------
   SEC
-----------------------------------------------------
   Settlement Value
-----------------------------------------------------
   Systematic Withdrawal Program
-----------------------------------------------------
   Valuation Date
-----------------------------------------------------
   Variable Account
-----------------------------------------------------
   Variable Sub-Account
-----------------------------------------------------

*In certain states the Contract is available only as a group Contract. In these states, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates unless the context requires otherwise.

                            3      PROSPECTUS

THE CONTRACT AT A GLANCE
-------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS                           You can purchase a Contract with an initial purchase payment as little as $1,000 (we may increase this minimum to as much as to $4,000). You can add to your Contract as often and as much as you like. Each payment must be at least $25. You
                                            must maintain a minimum account size of $500.
--------------------------------------------------------------------------------------------------------

RIGHT TO CANCEL                             You may cancel your Contract within 20 days of receipt or
                                            any longer period as your state may require ("CANCELLATION
                                            PERIOD"). Upon cancellation, we will return your purchase
                                            payments adjusted, to the extent applicable law permits, to reflect the investment experience of any amounts allocated to the Variable Account including the deduction of mortality and expense risk charges and administrative expense charges.
--------------------------------------------------------------------------------------------------------

EXPENSES                                    You will bear the following expenses:
                                            -  Total Variable Account annual fees (mortality and expense risk charge and administrative expense charge) equal the
                                               following (as a % of average daily net assets):
                                               Base Contract                                       1.35%
                                               w/Enhanced Death Benefit Option                     1.48%
                                               w/Performance Death Benefit Option                  1.48%
                                               w/Performance Income Benefit Option                 1.48%
                                               w/Performance Benefit Combination Option            1.59%
                                               w/Death Benefit Combination Option                  1.59%
                                               w/Income Benefit Combination Option 2               1.65%
                                               w/Income and Death Benefit Combination Option 2     1.85%
                                            -  If you select the Enhanced Earnings Death Benefit Option, you would pay an additional mortality and expense risk
                                               charge of 0.20%.
                                            -  If you qualify for and elect the Longevity Reward Rider, your mortality and expense risk charge would be lower by
                                               0.07% (see the description of each option and the
                                               Longevity Reward Rider for the availability of each.)
                                            -  Annual contract maintenance charge of $30 (waived in
                                               certain cases)
                                            -  Withdrawal charges ranging from 0% to 6% of purchase
                                               payment(s) withdrawn (with certain exceptions)
                                            -  Transfer fee of $25 after 12th transfer in any CONTRACT
                                               YEAR (fee currently waived)
                                            -  State premium tax (if your state imposes one)
                                            In addition, each Portfolio pays expenses that you will bear indirectly if you invest in a Variable Sub-Account.
--------------------------------------------------------------------------------------------------------

                                   PROSPECTUS

INVESTMENT ALTERNATIVES                     The Contract offers 36 investment alternatives including:
                                            -  1 Fixed Account Option (which credit interest at rates
                                               we guarantee)
                                            -  35 Variable Sub-Accounts investing in Portfolios offering professional money management by these investment
                                               advisers:
                                                  -  Morgan Stanley Investment Advisors Inc.
                                                  -  Morgan Stanley Investment Management Inc.
                                                  -  Morgan Stanley Investments, LP.
                                                  -  Van Kampen Asset Management Inc.
                                                  -  A I M Advisors, Inc.
                                                  -  Alliance Capital Management, L.P.
                                                  -  LSA Asset Management LLC
                                                  -  Putnam Investment Management, LLC
                                            To find out current rates being paid on the Fixed Account
                                            Options, or to find out how the Variable Sub-Accounts have performed, call us at 1-800-654-2397.
--------------------------------------------------------------------------------------------------------

SPECIAL SERVICES                            For your convenience, we offer these special services:
                                            -  AUTOMATIC ADDITIONS PROGRAM
                                            -  AUTOMATIC PORTFOLIO REBALANCING PROGRAM
                                            -  DOLLAR COST AVERAGING PROGRAM
                                            -  SYSTEMATIC WITHDRAWAL PROGRAM
--------------------------------------------------------------------------------------------------------

INCOME PAYMENTS                             You can choose fixed income payments, variable income
                                            payments, or a combination of the two. You can receive your income payments in one of the following ways:
                                            -  life income with payments guaranteed for 10 years
                                            -  joint and survivor life income payments
                                            -  guaranteed payments for a specified period
--------------------------------------------------------------------------------------------------------

DEATH BENEFITS                              If you or the ANNUITANT dies before the PAYOUT START DATE, we will pay the death benefit described in the Contract. We also offer 4 death benefit options.
--------------------------------------------------------------------------------------------------------

                                   PROSPECTUS

TRANSFERS                                   Before the Payout Start Date, you may transfer your Contract value ("CONTRACT VALUE") among the investment alternatives, with certain restrictions. Transfers must be at least $100 or the entire amount in the investment alternative,
                                            whichever is less.

                                            We do not currently impose a fee upon transfers. However, we reserve the right to charge $25 per transfer after the 12th transfer in each "Contract Year," which we measure from the date we issue your Contract or a Contract anniversary
                                            ("CONTRACT ANNIVERSARY").
--------------------------------------------------------------------------------------------------------

WITHDRAWALS                                 You may withdraw some or all of your Contract Value at
                                            anytime during the Accumulation Phase. In general, you must withdraw at least $100 at a time or the total amount in the investment alternative, if less. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. A withdrawal charge also may apply.

                            6      PROSPECTUS

HOW THE CONTRACT WORKS
-------------------------------------------------------------------

The Contract basically works in two ways. First, the Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in up to 36 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or the Fixed Account Options. If you invest in the Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page . You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

    ISSUE              ACCUMULATION PHASE                 PAYOUT      PAYOUT
    DATE                                                  START       PHASE
                                                           DATE
   ------------------------------------------------------------------------------------------------------
   You buy   You save for retirement                   You elect to   You can receive   Or you can
   a                                                   receive        income payments   receive income
   Contract                                            income         for a set         payments for life
                                                       payments or    period
                                                       receive a
                                                       lump sum
                                                       payment

As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. SEE "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary. SEE "Death Benefits."

Please call us at 1-800-654-2397 if you have any question about how the Contract works.

                            7      PROSPECTUS

EXPENSE TABLE
-------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses", below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments withdrawn)* (Without the Longevity Reward Rider)

Number of Complete Years Since We Received the Purchase Payment Being Withdrawn**:       0          1          2          3
-------------------------------------------------------------------------------------------------------------------------------
Applicable Charge                                                                        6%         5%         4%         3%
-------------------------------------------------------------------------------------------------------------------------------
Annual Contract Maintenance Charge                                                                    $30.00***
-------------------------------------------------------------------------------------------------------------------------------
Transfer Fee                                                                                         $25.00****
-------------------------------------------------------------------------------------------------------------------------------

Number of Complete Years Since We Received the Purchase Payment Being Withdrawn**:       4          5          6+
------------------------------------------------------------------------------------
Applicable Charge                                                                        2%         1%       0%
------------------------------------------------------------------------------------
Annual Contract Maintenance Charge
------------------------------------------------------------------------------------
Transfer Fee
------------------------------------------------------------------------------------

   *During each Contract Year, you may withdraw up to 15% of the aggregate amount of your purchase payments as of the beginning of the Contract Year without incurring a withdrawal charge.

  **If you qualify for and elect the Longevity Reward Rider, a withdrawal charge of up to 3% will apply to purchase payments received before or after the Rider date. See "Longevity Reward Rider" on page for details.

 ***If you qualify for and elect the Longevity Reward Rider, we will waive the contract maintenance charge for the life of the Contract provided your total Contract Value is $40,000 or more on or after the date we issue the Rider (Rider Date).

****Applies solely to the thirteenth and subsequent transfers within a Contract
    Year excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF DAILY NET ASSET VALUE
DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)

                                                                       With the
                                                                       Enhanced
                                                                    Death Benefit,*     With the
                                                                    the Performance   Performance
                                                                        Income          Benefit                     With the
                                                                       Benefit,*      Combination*    With the       Income
                                                                        or the        or the Death     Income       and Death
                                                                      Performance       Benefit        Benefit       Benefit
                                                           Base      Death Benefit    Combination    Combination   Combination
                                                         Contract       Option           Option      Option 2**    Option 2**+
------------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk Charge***                      1.25%          1.38%           1.49%          1.55%         1.75%
------------------------------------------------------------------------------------------------------------------------------
Administrative Expense Charge                             0.10%          0.10%           0.10%          0.10%         0.10%
------------------------------------------------------------------------------------------------------------------------------
Total Variable Account Annual Expense***                  1.35%          1.48%           1.59%          1.65%         1.85%
------------------------------------------------------------------------------------------------------------------------------
   If the Enhanced Earnings Death Benefit Option is elected with the Base Contract or with one of the Options listed above
------------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk Charge***                      1.45%          1.58%           1.69%          1.75%         1.95%
------------------------------------------------------------------------------------------------------------------------------
Administrative Expense Charge                             0.10%          0.10%           0.10%          0.10%         0.10%
------------------------------------------------------------------------------------------------------------------------------
Total Variable Account Annual Expense***                  1.55%          1.68%           1.79%          1.85%         2.05%
------------------------------------------------------------------------------------------------------------------------------

  * The Enhanced Death Benefit Option, Performance Income Benefit Option, and the Performance Benefit Combination Option ("Old Options") were only available for Contracts issued on or before October 30, 2000 and only if added to such Contracts on or before January 31, 2001.

 ** The Income Benefit Combination Option 2 and the Income and Death Benefit
    Combination Option 2 ("New Options") are available with Contracts issued on or after October 30, 2000. The New Options are also available with Contracts issued before October 30, 2000 subject to certain limitations. See the
    description of these Options on pages   and   for details.

*** If you qualify for and elect the Longevity Reward Rider, the mortality and expense risk charge is reduced by 0.07% under the basic policy or any Option described above.

  + For Contracts issued in the state of Washington this Rider is replaced by the Income and Performance Death Benefit Option. This Option is available on or about July 1, 2002 and carries a mortality and expense risk charge of 1.68%.

                            8      PROSPECTUS

PORTFOLIO ANNUAL EXPENSES (after Voluntary Reductions and Reimbursements for certain Portfolios) (as a percentage of Portfolio average daily net assets)(1)

                                                                               Rule                                Total
                                                            Management         12b-1          Other              Portfolio
Portfolio                                                      Fees            Fees          Expenses         Annual Expenses
-----------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X SHARES)
-----------------------------------------------------------------------------------------------------------------------------
Aggressive Equity Portfolio                                   0.75%             N/A           0.09%                0.84%
-----------------------------------------------------------------------------------------------------------------------------
Dividend Growth Portfolio                                     0.54%             N/A           0.01%                0.55%
-----------------------------------------------------------------------------------------------------------------------------
Equity Portfolio                                              0.49%             N/A           0.02%                0.51%
-----------------------------------------------------------------------------------------------------------------------------
European Growth Portfolio(2)                                  0.95%             N/A           0.07%                1.02%
-----------------------------------------------------------------------------------------------------------------------------
Global Advantage Portfolio                                    0.65%             N/A           0.10%                0.75%
-----------------------------------------------------------------------------------------------------------------------------
Global Dividend Growth Portfolio                              0.75%             N/A           0.05%                0.80%
-----------------------------------------------------------------------------------------------------------------------------
High Yield Portfolio                                          0.50%             N/A           0.09%                0.59%
-----------------------------------------------------------------------------------------------------------------------------
Income Builder Portfolio                                      0.75%             N/A           0.06%                0.81%
-----------------------------------------------------------------------------------------------------------------------------
Information Portfolio (2)                                     0.75%             N/A           0.87%                1.62%
-----------------------------------------------------------------------------------------------------------------------------
Limited Duration Portfolio (3)                                0.45%             N/A           0.20%                0.65%
-----------------------------------------------------------------------------------------------------------------------------
Money Market Portfolio                                        0.50%             N/A           0.01%                0.51%
-----------------------------------------------------------------------------------------------------------------------------
Pacific Growth Portfolio(2)                                   0.95%             N/A           0.78%                1.73%
-----------------------------------------------------------------------------------------------------------------------------
Quality Income Plus Portfolio                                 0.50%             N/A           0.03%                0.53%
-----------------------------------------------------------------------------------------------------------------------------
S&P 500 Index Portfolio                                       0.40%             N/A           0.06%                0.46%
-----------------------------------------------------------------------------------------------------------------------------
Strategist Portfolio                                          0.50%             N/A           0.02%                0.52%
-----------------------------------------------------------------------------------------------------------------------------
Utilities Portfolio                                           0.65%             N/A           0.02%                0.67%
-----------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
-----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity Portfolio (4)      1.25%             N/A           0.87%                2.12%
-----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth Portfolio (4)                0.55%             N/A           0.36%                0.91%
-----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum Portfolio (4)         0.80%             N/A           0.54%                1.34%
-----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth Portfolio (4)               0.75%             N/A           0.64%                1.39%
-----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value Portfolio (4)                0.75%             N/A           0.35%                1.10%
-----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate Portfolio (4)             0.80%             N/A           0.35%                1.15%
-----------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
-----------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock Portfolio                             0.60%             N/A           0.21%                0.81%
-----------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth Portfolio                      0.70%             N/A           0.06%                0.76%
-----------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                            0.61%             N/A           0.24%                0.85%
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                          0.62%             N/A           0.26%                0.88%
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund (5)                              0.60%             N/A           0.25%                0.85%
-----------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
-----------------------------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                                     0.75%            0.25%          0.11%                1.11%
-----------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income Portfolio                          0.63%            0.25%          0.04%                0.92%
-----------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio                             1.00%            0.25%          0.04%                1.29%
-----------------------------------------------------------------------------------------------------------------------------

                                   PROSPECTUS

                                                                               Rule                                Total
                                                            Management         12b-1          Other              Portfolio
Portfolio                                                      Fees            Fees          Expenses         Annual Expenses
-----------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
-----------------------------------------------------------------------------------------------------------------------------
LSA Aggressive Growth Fund (6)(8)                             0.95%             N/A           0.30%                1.25%
-----------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund (7)                          0.46%            0.25%          0.05%                0.76%
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund (7)(9)                    0.76%            0.25%          0.18%                1.19%
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value Fund (7)                            0.80%            0.25%          0.14%                1.19%
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund (7)                                    0.53%            0.25%          0.04%                0.82%
-----------------------------------------------------------------------------------------------------------------------------

(1) Figures shown in the Table are for the year ended December 31, 2001 (except as otherwise noted).

(2) The investment manager had agreed to assume all operating expenses and to waive the compensation provided for in its Investment Management Agreement until such time as the Portfolio had $50 million of net assets or December 31, 2001, whichever occurred first. With these assumptions and expense waivers in effect, "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were 0.00%, N/A, 0.00% and 0.00%, respectively. The Investment Manager will not continue these expense waivers in 2002. Therefore, expenses in the above Table are estimated for 2002.

(3) Effective May 1, 2002, the Short-Term Bond Portfolio changed its name to the Limited Duration Portfolio. For the period June 1, 2001 through
    December 31, 2001, the Investment Manager had agreed to waive its fee and reimburse operating expenses to the extent they exceeded 0.50% of daily net assets. With these expense waivers and reimbursements in effect, "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were 0.41%, N/A, 0.20% and 0.61%, respectively. "Other Expenses" do not include the effect of an expense offset of 0.06%. The Investment Manager will not continue these expense waivers in 2002. Therefore, expenses in the above Table are estimated for 2002.

(4) "Total Portfolio Annual Expenses" listed in the table above reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. For the year ended December 31, 2001, the management fee was reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolios' adviser to the extent "Total Portfolio Annual Expenses" exceed the following percentages:
    Emerging Markets Equity Portfolio 1.75%; Equity Growth Portfolio 0.85%; International Magnum Portfolio 1.15%; Mid Cap Growth Portfolio 1.05%; Mid Cap Value Portfolio 1.05%; U.S. Real Estate Portfolio 1.10%. The adviser may terminate this voluntary waiver at any time at its sole discretion. After such reductions, the "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were as follows:

                                                                                  Rule                           Total Portfolio
                                                               Management         12b-1          Other               Annual
Portfolio                                                         Fees            Fees          Expenses            Expenses
--------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity Portfolio             0.98%              N/A          0.87%                 1.85%
--------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth Portfolio                       0.49%              N/A          0.36%                 0.85%
--------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum Portfolio                0.62%              N/A          0.54%                 1.16%
--------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth Portfolio                      0.41%              N/A          0.64%                 1.05%
--------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value Portfolio                       0.70%              N/A          0.35%                 1.05%
--------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate Portfolio                    0.75%              N/A          0.35%                 1.10%
--------------------------------------------------------------------------------------------------------------------------------

Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the adviser excludes from total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. Included in "Other Expenses" of the Emerging Markets Equity Portfolio and International Magnum Portfolio are 0.10% and 0.01% of such investment related expenses, respectively.

(5) Effective May 1, 2002, the AIM V.I. Value Fund changed its name to the AIM V.I. Premier Equity Fund.

(6) Figures shown are based on estimates for the current fiscal year. Under an expense limitation agreement ("Agreement"), the manager has agreed to reduce its fees or reimburse the Portfolio for expenses incurred above certain limits. Currently, this limit is set so that the Portfolio will not incur expenses (including interest, taxes, brokerage commissions and extraordinary expenses) that exceed the amount of its management fee plus 0.30% of its average daily net assets. Without these fee reductions or expense reimbursements, "Other Expenses" and "Total Portfolio Annual Expenses" for 2002 are expected to be 7.65% and 8.60%. These reductions and reimbursements will remain in effect until at least April 30, 2003. Under certain circumstances, the Agreement provides that, commencing June 1, 2002 and continuing for three years thereafter, the manager may recoup a certain amount of its fee reductions and reimbursements. The total amount of reimbursement, if any, paid in any year to the manager may not, however, cause "Total Portfolio Annual Expenses" to exceed the percentages listed in the table.

(7) "Rule 12b-1 Fees" are restated to reflect an increase in Rule 12b-1 Fees effective April 30, 2001. Actual Rule 12b-1 Fees during the most recent fiscal year were 0.22%. See the Funds' prospectus for more information about Rule 12b-1 Fees payable under the Funds' distribution plan.

(8) Effective December 3, 2002, we will not permit you to allocate new premiums or make transfers to the LSA Aggressive Growth Sub-Account. However, if, as of December 3, 2002, you are enrolled in one of our special services automatic transaction programs, such as automatic additions, portfolio rebalancing or dollar cost averaging, we will continue to effect automatic transactions for the LSA Aggressive Growth Sub-Account. If you currently have funds allocated to the LSA Aggressive Growth Sub-Account, you may continue that investment, but you may not make additional purchase payments or transfers into the LSA Aggressive Growth Sub-Account. However, shares may be redeemed at any time.

(9) Effective December 3, 2002, we will limit new premium allocations and transfers into the following Sub-Accounts to a maximum of $50,000 per day for the Morgan Stanley Variable Investment Series Pacific Growth, Morgan Stanley Variable Investment Series European Growth, and Putnam VT International Growth Sub-Accounts. However, if, as of December 3, 2002, you are enrolled in one of our special services automatic transaction programs, such as automatic additions, portfolio rebalancing or dollar cost averaging, we will continue to effect automatic transactions to the Pacific Growth, European Growth and International Growth Sub-Accounts, you may continue those investments, but you may not make additional purchase payments or transfers into any of those Sub-Accounts in excess of $50,000 per day. However, shares may be redeemed at any time.



                           10      PROSPECTUS

EXAMPLE 1

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

- invested $1,000 in a Variable Sub-Account,

- earned a 5% annual return on your investment,

- surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period,

- elected the Income and Death Benefit Combination Option 2, and

- elected the Enhanced Earnings Death Benefit Option.

The examples are based on the expenses shown in the Portfolio Annual Expenses table, which reflects certain waiver and reimbursement arrangements as explained in the footnotes to the table. The examples assume those arrangements remain in effect for the periods presented.

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

Variable Sub-Account                                          1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X SHARES)
------------------------------------------------------------------------------------------------------------------------------
Aggressive Equity                                              $73               $118               $165                $329
------------------------------------------------------------------------------------------------------------------------------
Dividend Growth                                                $70               $109               $151                $301
------------------------------------------------------------------------------------------------------------------------------
Equity                                                         $69               $108               $149                $297
------------------------------------------------------------------------------------------------------------------------------
European Growth                                                $74               $123               $174                $347
------------------------------------------------------------------------------------------------------------------------------
Global Advantage                                               $72               $115               $161                $321
------------------------------------------------------------------------------------------------------------------------------
Global Dividend Growth                                         $72               $117               $163                $326
------------------------------------------------------------------------------------------------------------------------------
High Yield                                                     $70               $110               $153                $305
------------------------------------------------------------------------------------------------------------------------------
Income Builder                                                 $72               $117               $164                $327
------------------------------------------------------------------------------------------------------------------------------
Information                                                    $81               $141               $204                $402
------------------------------------------------------------------------------------------------------------------------------
Limited Duration                                               $71               $112               $156                $311
------------------------------------------------------------------------------------------------------------------------------
Money Market                                                   $69               $108               $149                $297
------------------------------------------------------------------------------------------------------------------------------
Pacific Growth                                                 $82               $145               $209                $412
------------------------------------------------------------------------------------------------------------------------------
Quality Income Plus                                            $69               $198               $150                $299
------------------------------------------------------------------------------------------------------------------------------
S&P 500 Index                                                  $69               $106               $146                $292
------------------------------------------------------------------------------------------------------------------------------
Strategist                                                     $69               $108               $149                $298
------------------------------------------------------------------------------------------------------------------------------
Utilities                                                      $71               $113               $157                $313
------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity                     $86               $156               $228                $446
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth                               $73               $120               $169                $336
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum                        $78               $133               $190                $377
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth                              $78               $134               $193                $381
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value                               $75               $126               $178                $354
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate                            $76               $127               $181                $359
------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock                                        $72               $117               $164                $327
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth                                 $72               $115               $161                $322
------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                  $73               $118               $166                $330
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                $73               $119               $167                $333
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity                                        $73               $118               $166                $330
------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth                                                $75               $126               $179                $355
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income                                     $73               $120               $169                $337
------------------------------------------------------------------------------------------------------------------------------

                                  11 PROSPECTUS

Variable Sub-Account                                          1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth                                        $77               $131               $188                $372
------------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
------------------------------------------------------------------------------------------------------------------------------
LSA Aggressive Growth                                          $77               $130               $186                $368
------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income                                    $72               $115               $161                $322
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth                                 $76               $128               $183                $363
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value                                      $76               $128               $183                $363
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager                                              $72               $117               $164                $327
------------------------------------------------------------------------------------------------------------------------------

EXAMPLE 2

Same assumptions as Example 1 above, except that you decided not to surrender your Contract, or you began receiving income payments (for at least 120 months if under an Income Plan with a specified period), at the end of each period.

Variable Sub-Account                                          1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X SHARES)
------------------------------------------------------------------------------------------------------------------------------
Aggressive Equity                                              $30               $ 92               $157                $329
------------------------------------------------------------------------------------------------------------------------------
Dividend Growth                                                $27               $ 83               $142                $301
------------------------------------------------------------------------------------------------------------------------------
Equity                                                         $27               $ 82               $140                $297
------------------------------------------------------------------------------------------------------------------------------
European Growth                                                $32               $ 98               $166                $347
------------------------------------------------------------------------------------------------------------------------------
Global Advantage                                               $29               $ 89               $152                $321
------------------------------------------------------------------------------------------------------------------------------
Global Dividend Growth                                         $30               $ 91               $155                $326
------------------------------------------------------------------------------------------------------------------------------
High Yield                                                     $28               $ 85               $144                $305
------------------------------------------------------------------------------------------------------------------------------
Income Builder                                                 $30               $ 91               $155                $327
------------------------------------------------------------------------------------------------------------------------------
Information                                                    $38               $116               $195                $402
------------------------------------------------------------------------------------------------------------------------------
Limited Duration                                               $28               $ 86               $147                $311
------------------------------------------------------------------------------------------------------------------------------
Money Market                                                   $27               $ 82               $140                $297
------------------------------------------------------------------------------------------------------------------------------
Pacific Growth                                                 $39               $119               $201                $412
------------------------------------------------------------------------------------------------------------------------------
Quality Income Plus                                            $27               $ 83               $141                $299
------------------------------------------------------------------------------------------------------------------------------
S&P 500 Index                                                  $26               $ 81               $138                $292
------------------------------------------------------------------------------------------------------------------------------
Strategist                                                     $27               $ 82               $141                $298
------------------------------------------------------------------------------------------------------------------------------
Utilities                                                      $28               $ 87               $148                $313
------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity                     $43               $131               $219                $446
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth                               $31               $ 94               $160                $336
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum                        $35               $107               $182                $377
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth                              $36               $109               $184                $381
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value                               $33               $100               $170                $354
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate                            $33               $102               $172                $359
------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock                                        $30               $ 91               $155                $327
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth                                 $29               $ 90               $153                $322
------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                  $30               $ 93               $157                $330
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                $31               $ 93               $159                $333
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity                                        $30               $ 93               $157                $330
------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth                                                $33               $100               $170                $355
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income                                     $31               $ 95               $161                $337
------------------------------------------------------------------------------------------------------------------------------

                                  12 PROSPECTUS

Variable Sub-Account                                          1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth                                        $35               $106               $179                $372
------------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
------------------------------------------------------------------------------------------------------------------------------
LSA Aggressive Growth                                          $34               $105               $177                $368
------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income                                    $29               $ 90               $153                $322
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth                                 $34               $103               $174                $363
------------------------------------------------------------------------------------------------------------------------------
JPutnam VT Small Cap Value                                     $34               $103               $174                $363
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager                                              $30               $ 92               $156                $327
------------------------------------------------------------------------------------------------------------------------------

PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF BOTH THE ENHANCED EARNINGS DEATH BENEFIT OPTION AND THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2 WITH A MORTALITY AND EXPENSE RISK CHARGE OF 1.95%. IF THOSE OPTIONS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. TO REFLECT THE CONTRACT MAINTENANCE CHARGE IN THE EXAMPLES, WE ESTIMATED AN EQUIVALENT PERCENTAGE CHARGE, BASED ON AN ASSUMED AVERAGE CONTRACT SIZE OF $56,196.

                           13      PROSPECTUS

FINANCIAL INFORMATION
-------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT."Each Variable Sub-Account has a separate value for its Accumulation Units we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund.

Attached as Appendix A to this prospectus are tables showing the Accumulation Unit Values of each Variable Sub-Account. To obtain additional detail on each Variable Sub-Account's finances, please refer to the Variable Account's financial statements contained in the Statement of Additional Information. The financial statements of Allstate Life also appear in the Statement of Additional Information.

Prior to January 1, 2003, the Contracts were issued by Northbrook Life Insurance Company ("Northbrook") through Northbrook Variable Annuity Account II. As a result of the merger of Northbrook into Allstate Life, including the merger of Northbrook Variable Annuity Account II into the Variable Account, described under "More Information," below, the Contracts are now issued by Allstate Life through the Variable Account. For more information, see the Statement of Additional Information, which contains the financial statements of Northbrook Variable Annuity Account II, Northbrook Variable Annuity Account I (another Northbrook separate account that merged into the Variable Account), and pro forma statements of net assets showing the effect of the merger of Northbrook Variable Annuity Account II and Northbrook Variable Annuity Account I into the Variable Account.



                           14      PROSPECTUS

THE CONTRACT
-------------------------------------------------------------------

CONTRACT OWNER
The Variable Annuity II is a contract between you, the Contract owner, and Allstate Life, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

- the investment alternatives during the Accumulation and Payout Phases,

- the amount and timing of your purchase payments and withdrawals,

- the programs you want to use to invest or withdraw money,

- the income payment plan you want to use to receive retirement income,

- the Annuitant (either yourself or someone else) on whose life the income payments will be based,

- the owner, while the Annuitant is alive,

- the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

- any other rights that the Contract provides.

If you die, any surviving Contract owner or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-natural person and a natural person. If the Contract owner is a Grantor Trust, the Contract owner will be considered a non-living person for purposes of this section and the Death Benefits section. The maximum age of the oldest Contract Owner cannot exceed age 90 as of the date we receive the completed application or request to select a new Contract owner.

Changing ownership of this contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.

You can use the Contract with or without a qualified plan. A "qualified plan" is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract used with a qualified plan. See "Qualified
Plans" on page   .

ANNUITANT
The Annuitant is the individual whose life span we use to determine income payments as well as the latest Payout Start Date. You initially designate an Annuitant in your application. The age of the oldest Annuitant cannot exceed 90 as of the date we receive the completed application. If the Contract owner is a natural person, you may change the Annuitant before the Payout Start Date. Before the Payout Start Date, you may also designate a joint Annuitant, who is a second person on whose life income payments depend.

BENEFICIARY
The Beneficiary is the person who may, in accordance with the terms of the Contract, elect to receive the death benefit or become the new Contract Owner subject to the Death of Owner provision if the sole surviving Contract Owner dies before the Payout Start Date.

If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may change or add Beneficiaries at any time while the Annuitant is living by writing to us, unless you have designated an irrevocable Beneficiary. We will provide a "Change of Beneficiary" form to be signed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. If you did not name a Beneficiary or, if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

- your spouse, if he or she is still alive, otherwise

- your surviving children equally, or if you have no surviving children,

- your estate.

If more than one Beneficiary survives you, (or the Annuitant, if the Contract owner is not a natural person) we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.

MODIFICATION OF THE CONTRACT
Only a Allstate Life officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the

                           15      PROSPECTUS
authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT
No owner has a right to assign any interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until you sign it and file it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH YOUR ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.

PURCHASES
-------------------------------------------------------------------

MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $1,000. However, we reserve the right to raise that minimum to as much as $4,000. All subsequent purchase payments must be $25 or more. You may make purchase payments at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept. We also reserve the right to reject any application.

AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of at least $25 by automatically transferring amounts from your bank account or your Morgan Stanley Active Assets(TM) Account. Please consult your Morgan Stanley Financial Advisor for details.

ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percentages that total 100% or in whole dollars. The minimum you may allocate to any investment alternative is $100. The minimum amount that you may allocate to the Guarantee Periods is $500. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our headquarters. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract on the business day that we receive the purchase payment at our headquarters.

We use the term "BUSINESS DAY" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES". If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL
You may cancel the Contract within the Cancellation Period, which is the 20-day period after you receive the Contract or such longer period as your state may require. If you exercise this Right to Cancel, the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account Options. We also will return your purchase payments allocated to the Variable Account after an adjustment, to the extent applicable law permits, to reflect investment gain or loss, including the deduction of mortality and expense risk charges and administrative expense charges, that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you.

                           16      PROSPECTUS

CONTRACT VALUE
-------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.

ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

- changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

- the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges, and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information. We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values that reflect the cost of each optional benefit, or available combinations thereof, offered under the Contract.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

                           17      PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
-------------------------------------------------------------------

You may allocate your purchase payments to up to 35 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

PORTFOLIO:                                       EACH PORTFOLIO SEEKS:                            INVESTMENT ADVISER:
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
Aggressive Equity Portfolio                      Capital growth                                        Morgan Stanley
                                                                                                  Investment Advisors, Inc.
Dividend Growth Portfolio                        Reasonable current income and long-term growth
                                                 of income and capital
Equity Portfolio                                 Growth of capital and, as a secondary
                                                 objective, income when consistent with its
                                                 primary objective
European Growth Portfolio                        To maximize the capital appreciation on its
                                                 investments
Global Advantage Portfolio                       Long-term capital growth
Global Dividend Growth Portfolio                 Reasonable current income and long-term growth
                                                 of income and capital
High Yield Portfolio                             High current income and, as a secondary
                                                 objective, capital appreciation when consistent
                                                 with its primary objective
Income Builder Portfolio                         Reasonable income and, as a secondary
                                                 objective, growth of capital
Information Portfolio                            Long-term capital appreciation
Limited Duration Portfolio                       High current income consistent with
                                                 preservation of capital
Money Market Portfolio                           High current income, preservation of capital,
                                                 and liquidity
Pacific Growth Portfolio                         To maximize the capital appreciation on its
                                                 investments
Quality Income Plus Portfolio                    High current income and, as a secondary
                                                 objective, capital appreciation when consistent
                                                 with its primary objective
S&P 500 Index Portfolio                          Investment results that, before expenses,
                                                 correspond to the total return of the Standard
                                                 and Poor's 500 Composite Stock Price Index
Strategist Portfolio                             High total investment return
Utilities Portfolio                              Current income and long term growth of income
                                                 and capital
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Morgan Stanley UIF Emerging Markets Equity       Long-term capital appreciation                        Morgan Stanley
Portfolio                                                                                          Investment Management
                                                                                                            Inc.
Morgan Stanley UIF Equity Growth Portfolio       Long-term capital appreciation
Morgan Stanley UIF International Magnum          Long-term capital appreciation
Portfolio
Morgan Stanley UIF Mid Cap Value Portfolio       Above-average total return over a market cycle
                                                 of three to five years
Morgan Stanley UIF U.S. Real Estate Portfolio    Above-average current income and long-term
                                                 capital appreciation

                           18      PROSPECTUS

PORTFOLIO:                                       EACH PORTFOLIO SEEKS:                            INVESTMENT ADVISER:
Morgan Stanley UIF Mid Cap Growth Portfolio      Long-term capital growth                             Morgan Stanley
                                                                                                     Investments, L.P.
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
Van Kampen LIT Comstock Portfolio                Capital growth and income                            Van Kampen Asset
                                                                                                      Management Inc.
Van Kampen LIT Emerging Growth Portfolio         Capital appreciation
AIM VARIABLE INSURANCE FUNDS* (SERIES I)
AIM V.I. Capital Appreciation Fund               Growth of capital                                 A I M Advisors, Inc.
AIM V.I. Growth Fund                             Growth of capital
AIM V.I. Premier Equity Fund                     Long-term growth of capital. Income is a
                                                 secondary objective.
ALLIANCE VARIABLE PRODUCTS SERIES FUND
Alliance Growth Portfolio                        Long-term growth of capital. Current income is       Alliance Capital
                                                 incidental to the Portfolio's objective              Management, L.P.
Alliance Growth and Income Portfolio             Reasonable current income and reasonable
                                                 opportunity for appreciation
Alliance Premier Growth Portfolio                Growth of capital by pursuing aggressive
                                                 investment policies
LSA VARIABLE SERIES TRUST
LSA Aggressive Growth Fund**                     Long-term capital growth                          LSA Asset Management LLC
PUTNAM VARIABLE TRUST (CLASS IB)
Putnam VT Growth and Income Fund                 Capital growth and current income                   Putnam Investment
                                                                                                      Management, LLC
Putnam VT International Growth Fund              Capital appreciation
Putnam VT Small Cap Value Fund                   Capital appreciation
Putnam VT Voyager Fund                           Capital appreciation

 *A portfolios' investment objective may be changed by the Funds' Board of Trustees without shareholder approval.

**Sub-advised by Van Kampen Asset Management Inc.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

                           19      PROSPECTUS

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
-------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account Options. We currently offer the basic Dollar Cost Averaging Fixed Account Option, and we may offer the additional Dollar Cost Averaging Fixed Account Options described below. However, the 6 and 12 month Dollar Cost Averaging Options currently are not available.

Please consult with your Morgan Stanley Financial Advisor for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS

BASIC DOLLAR COST AVERAGING OPTION. You may establish a Dollar Cost Averaging
Program, as described on page   , by allocating purchase payments to the Basic
Dollar Cost Averaging Option. Purchase payments that you allocate to the Basic Dollar Cost Averaging Option will earn interest for a 1 year period at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation. Rates may be different than those available for the Guarantee Periods described below. After the one year period, we will declare a renewal rate which we guarantee for a full year. Subsequent renewal dates will be every twelve months for each purchase payment. Renewal rates will not be less than the minimum guaranteed rate found in the Contract.

You may not transfer funds from other investment alternatives to the Basic Dollar Cost Averaging Option.

6 AND 12 MONTH DOLLAR COST AVERAGING OPTIONS. In the future, we may offer 6 and 12 month Dollar Cost Averaging Options. Under these options, you may establish a Dollar Cost Averaging Program by allocating purchase payments to the Fixed Account either for 6 months (the "6 Month Dollar Cost Averaging Option") or for 12 months (the "12 Month Dollar Cost Averaging Option"). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. Rates may differ from those available for the Guarantee Periods described below. However, the crediting rates for the 6 and 12 Month Dollar Cost Averaging Options will never be less than 3% annually.

You must transfer all of your money out of the 6 or 12 Month Dollar Cost Averaging Options to the Variable Sub-Accounts in equal monthly installments. If you discontinue a 6 or 12 Month Dollar Cost Averaging Option prior to last scheduled transfer, we will transfer any remaining money immediately to the Money Market Variable Sub-Account, unless you request a different Variable Sub-Account.

You may not transfer funds from other investment alternatives to the 6 or 12 Month Dollar Cost Averaging Options. Transfers out of the Dollar Cost Averaging Fixed Account Options do not count towards the 12 transfers you can make without paying a transfer fee. We may declare more than one interest rate for different monies based upon the date of allocation to the Dollar Cost Averaging Fixed Account Options. For availability and current interest rate information, please contact your sales representative or our customer support unit at 1-800-654-2397.

GUARANTEE PERIODS
You may allocate purchase payments or transfers to one or more Guarantee Periods of the Fixed Account ("Guarantee Periods"). Each payment or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. We will offer a 1 year Guarantee Period. We offer additional Guarantee Periods at our sole discretion. We currently offer a 1 year and a 6 year Guarantee Period.

INTEREST RATES. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. WE DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE. The interest rate will never be less than the minimum guaranteed rate stated in the Contract. After the Guarantee Period, we will declare a renewal rate. Subsequent renewal dates will be on anniversaries of the first renewal date. On or about each renewal date, we will notify the owner of the interest rate(s) for the Contract Year then starting.

                           20      PROSPECTUS

INVESTMENT ALTERNATIVES: TRANSFERS
-------------------------------------------------------------------

TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. Transfers to any Guarantee Period must be at least $500. You may not, however, transfer Contract Value into any of the Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provide or by telephone according to the procedure described below. The minimum amount that you may transfer is $100 or the total amount in the investment alternative, whichever is less. We currently do not assess, but reserve the right to assess, a $25 charge on each transfer in excess of 12 per Contract Year. We will notify you at least 30 days before we begin imposing the transfer charge. We treat transfers to or from more than one Portfolio on the same day as one transfer.

We limit the amount you may transfer from the Guarantee Periods to the Variable Account in any Contract Year to the greater of:

    1) 25% of the aggregate value in the Guarantee Periods as of the most recent Contract Anniversary (if this amount is less than $1,000, then up to $1,000 may be transferred); or

    2) 25% of the sum of all purchase payments and transfers to the Guarantee Periods as of the most recent Contract Anniversary.

These restrictions do not apply to transfers pursuant to dollar cost averaging. If the first renewal interest rate is less than the current rate that was in effect at the time money was allocated or transferred to a Guarantee Period, we will waive the transfer restriction for that money and the accumulated interest thereon during the 60-day period following the first renewal date.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process written requests completed after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to six months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

EXCESSIVE TRADING LIMITS
For Contracts issued after May 2, 1999, we reserve the right to limit transfers among the Variable Sub-Accounts if we determine, in our sole discretion, that transfers by one or more Contract owners would be to the disadvantage of other Contract owners. We may limit transfers by taking such steps as:

- imposing a minimum time period between each transfer,

- refusing to accept transfer requests of an agent acting under a power of attorney on behalf of more than one Contract owner, or

- limiting the dollar amount that a Contract owner may transfer between the Variable Sub-Accounts and the Fixed Account Options at any one time.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

We reserve the right to waive any transfer restrictions.

TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. You may not, however, convert any portion of your right to receive fixed income payments into variable income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. Your transfers must be at least 6 months apart.

TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-654-2397 if you have on file a completed authorization form. The cut off time for telephone transfer requests is 3:00 p.m. Central Time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process

                           21      PROSPECTUS
telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a set amount every month (or other intervals we may offer) during the Accumulation Phase from any Variable Sub-Account or the Dollar Cost Averaging Fixed Account Option(s) to any Variable Sub-Account. Transfers made through dollar cost averaging must be $100 or more.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for information on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account each quarter (or other intervals that we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

    Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the High Yield Variable Sub-Account and 60% to be in the Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the High Yield Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the High Yield Variable Sub-Account and use the money to buy more units in the Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

                           22      PROSPECTUS

EXPENSES
-------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary we will deduct a $30 contract maintenance charge from your Contract Value. This charge will be deducted on a pro rata basis from each investment alternative in the proportion that your investment in each bears to your Contract Value. We also will deduct a full contract maintenance charge if you withdraw your entire Contract Value. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We cannot increase the charge. The contract maintenance charge is waived under certain circumstances if you qualify for and elect the Longevity Reward Rider. See "Longevity Reward Rider" on page 28 for details.

MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at the following annual rates (as a percentage of average daily net assets):

- 1.25% Base Contract

- 1.38% w/Enhanced Death Benefit Option

- 1.38% w/Performance Death Benefit Option

- 1.38% w/Performance Income Benefit Option

- 1.49% w/Performance Benefit Combination Option

- 1.49% w/Death Benefit Combination Option

- 1.55% w/Income Benefit Combination Option 2

- 1.75% w/Income and Death Benefit Combination Option 2

- 1.88% w/Income and Performance Death Benefit Option (Washington only)

We charge an additional mortality and expense risk charge of 0.20% for the Enhanced Earnings Death Benefit Option. If you qualify for and elect the Longevity Reward Rider, your mortality and expense risk charge would be lower by 0.07%. See the description of each Option and the Longevity Reward Rider for the availability of each.

The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Death Benefit Options and the Income Benefit Options to compensate us for the additional risk that we accept by providing these Options.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.

ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.

TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $25 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.

WITHDRAWAL CHARGE
We may assess a withdrawal charge of up to 6% of the purchase payment(s) you withdraw. This charge declines to 0% after the expiration of 6 years from the day we receive the purchase payment being withdrawn. A schedule showing how the withdrawal charge declines over the 6-year period is shown on page 7. During each Contract Year, you can withdraw all purchase payments beyond the withdrawal charge period or up to 15% of the aggregate amount of your purchase payments (as of the Issue Date or the most recent Contract Anniversary, whichever is later), whichever is greater, without paying a withdrawal charge. Unused portions of this FREE WITHDRAWAL AMOUNT are not carried forward to future Contract Years.

If you qualify for and elect the Longevity Reward Rider, a withdrawal charge of up to 3% will apply to

                           23      PROSPECTUS
purchase payments received before or after the Rider Date. See "Longevity Reward
Rider" on pages   and   for details.

We will deduct withdrawal charges, if applicable, from the amount paid, unless you instruct otherwise. For purposes of the withdrawal charge, we will treat withdrawals as coming from purchase payments, starting with the oldest purchase payments first and then from earnings. Therefore, additional purchase payments may reduce your ability to withdraw earnings without incurring a withdrawal charge. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal. We do not apply a withdrawal charge in the following situations:

- on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

- the death of the Contract owner or Annuitant, unless the Settlement Value is used; and

- withdrawals taken to satisfy IRS minimum distribution rules for the Contract.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender.

Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. At our discretion, we may discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract owner's value in the investment alternative bears to the total Contract Value.

DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES
We are not currently making a provision for taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Taxes section.

OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see pages 8 and 9. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative services we provide to the Portfolios.

ACCESS TO YOUR MONEY
-------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances
on or after the Payout Start Date. See "Income Plans" on page   .

You can withdraw money from the Variable Account and/or the Fixed Account Options. The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our headquarters, less any withdrawal charges, contract maintenance charges, income tax

                           24      PROSPECTUS
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withholding, penalty tax, and any premium taxes. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges and taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You have the opportunity to name the investment alternative(s) from which you are taking the withdrawal. If none are named, then we will withdraw the amount proportionately from the investment alternatives in which you are invested according to the value of your investments therein. In general, you must withdraw at least $100 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

The total amount paid at surrender may be more or less than the total purchase payments due to prior withdrawals, any deductions, and investment performance.

POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by law. Any interest would be payable from the date we receive the withdrawal request to the date we make the payment or transfer.

SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $100. We will deposit systematic withdrawal payments into the Contract owner's bank account or Morgan Stanley Active Assets-TM- Account. Please consult with your Morgan Stanley Financial Advisor for details.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. Please consult your tax advisor before taking any withdrawal.

We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE
If the amount you withdraw reduces your Contract Value to less than $500, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. Before terminating any Contract whose value has been reduced by withdrawals to less than $500, we would inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Contract's value to the contractual minimum of $500. If we terminate your Contract, we will distribute to you its Contract Value less withdrawal and other charges and applicable taxes.

INCOME PAYMENTS
-------------------------------------------------------------------

PAYOUT START DATE
The Payout Start Date is the day that money is applied to an Income Plan. The Payout Start Date must be:

- at least 30 days after the Issue Date;

- no later than the first day of the calendar month after the Annuitant's 90th birthday, or the 10th Contract Annivesary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a

                           25      PROSPECTUS
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change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS
An "Income Plan" is a series of scheduled payments to you or someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

- fixed amount income payments;

- variable income payments; or

- a combination of the two.

The three Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH PAYMENTS GUARANTEED FOR 10 YEARS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME. Under this plan, we make periodic income payments for as long as either the Annuitant or the joint Annuitant is alive. No income payments will be made after the death of both the Annuitant and the joint Annuitant.

INCOME PLAN 3 -- GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. A withdrawal charge may apply if the specified period is less than 10 years. We will deduct the mortality and expense risk charge from the assets of the Variable Account supporting this Income Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

We may make other Income Plans available including ones that you and we agree upon. You may obtain information about them by writing or calling us.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is still alive before we make each payment.

Please note that under these Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply.

You may apply your Contract Value to an Income Plan. If you elected the Performance Income Benefit Option, the Income Benefit Combination Option 2, or the Income and Death Benefit Combination Option 2, you may be able to apply an amount greater than your Contract Value to an Income Plan. You must apply at least the Contract Value in the Fixed Account Options on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account Option balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account Options to fixed income payments. We deduct applicable premium taxes from the Contract Value at the Payout Start Date.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is

                           26      PROSPECTUS
less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

- terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

- we may reduce the frequency of your payments so that each payment will be at least $20.

VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios, and (b) the Annuitant could live longer or shorter than we expect based on the tables we use. In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1. deducting any applicable premium tax; and

2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or such shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

INCOME BENEFIT OPTIONS
Please keep in mind, once you have selected an optional Income or Death Benefit (each an "Option"), your ability to select a different Option may be limited. Please consult with your financial advisor concerning any such limitations before selecting any option. Further, if you select another option, the benefit(s) under the new option on the date we issue the new option will equal the Contract Value. You will not retain or transfer the benefits from the earlier option. Please consult with your financial advisor concerning the effect of selecting a different option before doing so.

We may discontinue offering these options at anytime.

PERFORMANCE INCOME BENEFIT
In most states, the Performance Income Benefit cannot be added to new or existing Contracts after January 31, 2001. On the date we issued the rider for this benefit ("Rider Date"), the Performance Income Benefit is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Income Benefit to equal the greater of your Contract Value on that date or the most recently calculated Performance Income Benefit. We will also recalculate your Performance Income Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the Performance Income Benefit dollar-for-dollar. Withdrawals will reduce the Performance Income Benefit by an amount equal to: (i) the Performance Income Benefit just before the withdrawal, multiplied by (ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal.

In the absence of any withdrawals or purchase payments, the Performance Income Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or prior to the Payout Start Date. We will recalculate the Performance Income Benefit as described above until the oldest Contract owner or Annuitant (if the Contract owner is not a natural person) attains age 85. After age 85, we will only recalculate the Performance Income Benefit to reflect additional purchase payments and withdrawals.

If you select the Performance Income Benefit Option, the highest age of any Owner and Annuitant as of the date we receive the completed application, cannot exceed age 75.

To exercise your Performance Income Benefit, you must apply it to an Income Plan. The Payout Start Date you select must begin on or after your tenth Contract Anniversary, after electing the benefit, and within 30

                           27      PROSPECTUS
days after a Contract Anniversary. In addition, you must apply your Performance Income Benefit to an Income Plan that provides guaranteed payments for either a single or joint life for at least:

1. 10 years, if the youngest Annuitant's age is 80 or less on the date you apply the Benefit, or

2. 5 years, if the youngest Annuitant's age is greater than 80 on the date you apply the Benefit.

If your current Contract Value is higher than the Performance Income Benefit, you can apply the Contract Value to any Income Plan.

INCOME BENEFIT COMBINATION OPTION 2. The Income Benefit Combination Option 2 is available with Contracts issued on or after October 30, 2000 ("new Contracts"). The Income Benefit Combination Option 2 is also available with Contracts issued before October 30, 2000 ("existing Contracts") unless you elect or have elected an optional income or death benefit. The Income Benefit Combination Option 2 may not be available in all states.

If you select the Income Benefit Combination Option 2, this Option guarantees that the amount you apply to an Income Plan will not be less than the income base ("Income Base") (which is the greater of Income Base A or Income Base B), described below. We sometimes refer to this as the "Best of the Best Income Benefit".

ELIGIBILITY. If you select the Income Benefit Combination Option 2, the highest age of any Contract Owner and Annuitant on the date we receive the completed application or the written request to add the Rider, whichever is later, cannot exceed age 75. To qualify for this benefit, you must meet the following conditions as of the Payout Start Date:

- You must elect a Payout Start Date that is on or after the 10th anniversary of the date we issued the rider for this Option (the "Rider Date");

- The Payout Start Date must occur during the 30-day period following a Contract Anniversary;

- You must apply the Income Base to fixed income payments or variable income payments as we may permit from time to time. Currently, you may apply the Income Base only to provide fixed income payments, which will be calculated using the appropriate Guaranteed Income Payment Table provided in your Contract; and

- The Income Plan you have selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

1. 10 years, if the youngest Annuitant's age is 80 or less on the date the amount is applied; or

2. 5 years, if the youngest Annuitant's age is greater than 80 on the date the amount is applied.

If your current Contract Value is higher than the value calculated under Income Benefit Combination Option 2, you can apply the Contract Value to any Income Plan.

INCOME BASE
The Income Base is the greater of Income Base A or Income Base B.

The Income Base is used solely for the purpose of calculating the guaranteed income benefit under this Option ("guaranteed income benefit") and does not provide a Contract Value or guarantee performance of any investment option.

INCOME BASE A. On the Rider Date, Income Base A is equal to the Contract Value. After the Rider Date, we recalculate Income Base A as follows on the Contract Anniversary and when a purchase payment or withdrawal is made.

- For purchase payments, Income Base A is equal to the most recently calculated Income Base A plus the purchase payment.

- For withdrawals, Income Base A is equal to the most recently calculated Income Base A reduced by a withdrawal adjustment (described below).

- On each Contract Anniversary, Income Base A is equal to the greater of the Contract Value or the most recently calculated Income Base A.

In the absence of any withdrawals or purchase payments, Income Base A will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values between the Rider Date and the Payout Start Date.

We will recalculate Income Base A as described above until the first Contract Anniversary after the 85th birthday of the oldest Contract owner (or Annuitant if the Contract owner is not a natural person). After age 85, we will only recalculate Income Base A to reflect additional purchase payments and withdrawals.

INCOME BASE B. On the Rider Date, Income Base B is equal to the Contract Value After the Rider Date, Income Base B plus any subsequent purchase payments and less a withdrawal adjustment (described below) for any subsequent withdrawals will accumulate daily at a rate equivalent to 5% per year until the first Contract Anniversary after the 85th birthday of the oldest Contract owner (or Annuitant if the Contract owner is not a natural person).

                           28      PROSPECTUS
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WITHDRAWAL ADJUSTMENT. The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3) where:

1) = the withdrawal amount

2) = the Contract Value immediately prior to the withdrawal, and

3) = the most recently calculated Income Base.

GUARANTEED INCOME BENEFIT. The guaranteed income benefit amount is determined by applying the Income Base less any applicable taxes to the guaranteed rates for the Income Plan you elect. The Income Plan you elect must satisfy the conditions described above.

As described above, you may currently apply the Income Base only to receive period certain fixed income payments. If, however, you apply the Contract Value and not the Income Base to an Income Plan, then you may select fixed and/or variable income ayments under any Income Plan we offer at that time. If you expect to apply your Contract Value to provide fixed and/or variable income payments, or you expect to apply your Contract Value to current annuity payment rates then in effect, electing the Income Benefit Combination Option 2 may not be appropriate.

CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not istinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection withan employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.

DEATH BENEFITS
-------------------------------------------------------------------

We will pay a death benefit if, prior to the Payout Start Date:

1. any Contract owner dies, or

2. the Annuitant dies.

We will pay the death benefit to the new Contract owner who is determined immediately after the death. The new Contract owner would be a surviving Contract owner(s) or, if none, the Beneficiary(ies). In the case of the death of an Annuitant, we will pay the death benefit to the current Contract owner.

A request for payment of the death benefit must include "DUE PROOF OF DEATH." We will accept the following documentation as Due Proof of Death:

- a certified copy of a death certificate,

- a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

- any other proof acceptable to us.

DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments made less any amounts deducted in connection with partial withdrawals (including any applicable withdrawal charges or premium taxes), or

3. the Contract Value on the most recent DEATH BENEFIT ANNIVERSARY prior to the date we determine the death benefit, plus any purchase payments and less any amounts deducted in connection with any partial withdrawals since that Death Benefit Anniversary.

A "Death Benefit Anniversary" is every 6th Contract Anniversary beginning with the 6th Contract Anniversary. For example, the 6th, 12th and 18th Contract Anniversaries are the first three Death Benefit Anniversaries.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.

DEATH BENEFIT OPTIONS
Please keep in mind, once you have selected an optional income or death benefit (each an "option"), your ability to select a different option may be limited. Please consult with your financial advisor concerning

                           29      PROSPECTUS
any such limitations before selecting any option. Further, if you select another option, the benefit(s) under the new option on the date we issue the new option will equal the Contract Value. You will not retain or transfer the benefits from the earlier option. Please consult with your financial advisor concerning the effect of selecting a different option before doing so.

We may discontinue offering these options at anytime.

The Enhanced Death Benefit and the Performance Benefit Combination Options are no longer offered as a rider to the Contract, but apply to Contract owners who have previously elected these Options.

The Performance Death Benefit, the Death Benefit Combination, the Income and Death Benefit Combination Option 2 (in the state of Washington, Income and Performance Death Benefit Option) and the Enhanced Earnings Death Benefit are optional benefits that you may elect. If the Contract owner is a natural person, these Options apply only on the death of the Contract owner. If the Contract owner is not a natural person, these Options apply only on the death of the Annuitant.

For Contracts with a death benefit option, the death benefit will be the greater of (1) through (3) above, or (4) the death benefit option you selected. For Contracts with the Enhanced Earnings Death Benefit Option, the death benefit
will be increased as described on page   below. The death benefit options may
not be available in all states.

ENHANCED DEATH BENEFIT OPTION
We are no longer offering the Enhanced Death Benefit option as a rider to the Contract in most states. The following describes the Option for Contract owners who have previously elected this Option or who may elect this Option in certain states. On the date we issue the rider for this option ("RIDER DATE") is equal to the Contract Value. On the first Contract anniversary after the Rider Date, the Enhanced Death Benefit is equal to the Contract Value on the Rider Date plus interest at an annual rate of 5% per year for the portion of a year since the Rider Date. On each subsequent Contract Anniversary, but not beyond the Contract Anniversary preceding the oldest Contract owners' 75th birthdays, we will recalculate the Enhanced Death Benefit as follows: First, we multiply the Enhanced Death Benefit as of the prior Contract Anniversary by 1.05. This results in an increase of 5% annually. Further, for all ages, we will adjust the Enhanced Death Benefit on each Contract Anniversary, or upon receipt of a death claim, as follows:

- For cash withdrawals, we will reduce the Enhanced Death Benefit by the following withdrawal adjustment. The withdrawal adjustment is equal to (i) divided by (ii), with the result multiplied by (iii), where:

- (i) = the withdrawal amount

- (ii) = the Contract Value just before the withdrawal

- (iii) = the most recently calculated Enhanced Death Benefit

- We will increase the Enhanced Death Benefit by any additional purchase payments since the prior Contract Anniversary.

If you select the Enhanced Death Benefit Option, the highest age of any owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 70.

PERFORMANCE DEATH BENEFIT OPTION. The Performance Death Benefit on the date we issue the rider for this option ("RIDER DATE") is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Death Benefit to equal the greater of your Contract Value on that date, or the most recently calculated Performance Death Benefit.

We also will recalculate your Performance Death Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the Performance Death Benefit dollar-for-dollar. Withdrawals will reduce the Performance Death Benefit by an amount equal to:
(i) the Performance Death Benefit immediately before the withdrawal, multiplied by (ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal.

In the absence of any withdrawals or purchase payments, the Performance Death Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or before the date we calculate the death benefit.

We will recalculate the Performance Death Benefit as described above until the oldest Contract owner (the Annuitant, if the owner is not a natural person), attains age 85. After age 85, we will recalculate the Performance Death Benefit only to reflect additional purchase payments and withdrawals. If you select the Performance Death Benefit Option, the highest age of any owner and Annuitant as of the date we receive the completed application, or the date we receive the

                           30      PROSPECTUS
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written request to add the rider, whichever is later, cannot exceed age 80.

DEATH BENEFIT COMBINATION OPTION. If you select the Death Benefit Combination Option, the death benefit payable will be the greater of the death benefits provided by the Enhanced Death Benefit or the Performance Death Benefit (both calculated until the oldest Contract owner, or Annuitant if the Contract owner is a non-natural person, attains age 85). After age 85, the death benefit payable will be adjusted to reflect purchase payments and withdrawals to the extent described under "Enhanced Death Benefit Option" and "Performance Death Benefit Option" above.

We sometimes refer to the Death Benefit Combination Option as the "Best of the Best" death benefit option. If you select the Death Benefit Combination Option, the highest age of any owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 80.

PERFORMANCE BENEFIT COMBINATION OPTION. We are no longer offering the Performance Combination Option as a rider to the Contract. The following describes the Option for Contract owners who have previously elected this Option. This Option combines the Performance Death Benefit with the Performance Income Benefit. If you select the Performance Benefit Combination Option, the maximum age of any owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 75.

INCOME AND DEATH BENEFIT COMBINATION OPTION 2. The Income and Death Benefit Combination Option 2 is available with contracts issued on or after October 30, 2000 ("new Contracts"). The Income and Death Benefit Combination Option 2 is also available with Contracts issued before October 30, 2000 unless you elect or have elected the Performance Income Benefit Option or the Performance Benefit Combination Option. The Income and Death Benefit Combination Option 2 may not be available in all states. We sometimes refer to this as the "Best of the Best Income and Death Benefit Combo".

If you select the Income and Death Benefit Combination Option 2, which combines
the features of the Income Benefit Combination (described on page   ) with the
features of the Death Benefit Combination (described on page   ) with the
following modifications. The death benefit payable will be the greater of the death benefits provided by the Enhanced Death Benefit or the Performance Death Benefit (both calculated until the first Contract Anniversary after the oldest Contract owner, or Annuitant if the Contract owner is a non-natural person, attains age 85).

In calculating the death benefit payable provided by the Enhanced Death Benefit, for all ages, withdrawals will reduce the Enhanced Death Benefit by an amount equal to: (i) the Enhanced Death Benefit immediately before the withdrawal, multiplied by (ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal.

If you select the Income and Death Benefit Combination Option 2, the highest age of any owner and Annuitant as of the date we receive the completed application, or the date we receive the request to add the rider, whichever is later, cannot exceed age 75.

The Income and Death Benefit Combination Option 2 is not available in the state of Washington. On or about July 1, 2002, in the state of Washington only, we will offer the Income and Performance Death Benefit Combination Option which combines the features of the Income Benefit Combination Option 2 with the features of the Performance Death Benefit Option. The mortality and expense risk charge for the Income and Death Benefit Combination Option is an additional 0.43% which reflects an additional 0.30% for the Income Benefit Combination portion and 0.13% for the Performance Death Benefit portion.

If you select the Income and Performance Death Benefit Combination Option, the highest age of any owner and Annuitant as of the date we receive the completed application, or the date we receive a written request to add the rider, cannot exceed age 75.

ENHANCED EARNINGS DEATH BENEFIT OPTION. You may elect the Enhanced Earnings Death Benefit Option alone or together with any other death and/or income benefit option offered under the Contract. Under the Enhanced Earnings Death Benefit Option, if the oldest Contract owner (or the Annuitant if the Contract owner is a non-natural person) is age 69 or younger on the date we issue the rider for this option ("Rider Date"), the death benefit is increased by:

- 40% of the lesser of the In-Force Premium or Death Benefit Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-natural person) is between the ages of 70 and 79 on the Rider Date, the death benefit is increased by:

- 25% of the lesser of the In-Force Premium or Death Benefit Earnings.

For purpose of calculating the Enhanced Earnings Death Benefit, the following definitions apply:

    In-Force Premium equals the Contract Value on the Rider Date plus all purchase payments after the Rider Date less the sum of all Excess-of-Earnings Withdrawals after the Rider Date. If the Rider Date is the same as the Issue Date, then the Contract Value on the Rider Date is equal to your

                           31      PROSPECTUS
    initial purchase payment.
    Death Benefit Earnings equal the Contract Value minus the In-Force Premium. The Death Benefit Earnings amount will never be less than zero.
    An Excess-of-Earnings Withdrawal is the amount of a withdrawal which is in excess of the Death Benefit Earnings in the Contract immediately prior to the withdrawal.

We will calculate the Enhanced Earnings Death Benefit Option as of the date we receive Due Proof of Death. We will pay the Enhanced Earnings Death Benefit with the death benefit as described under "Death Benefit Payments" below.

The value of the Enhanced Earnings Death Benefit depends largely on the amount of earnings that accumulate under your Contract. If you expect to withdraw the earnings from your Contract Value, electing the Enhanced Earnings Death Benefit Option may not be appropriate. For purposes of calculating the Enhanced Earnings Death Benefit, earnings are considered to be withdrawn first before purchase payments. Your Financial Advisor can help you decide if the Enhanced Earnings Death Benefit Option is right for you.

For examples of how the death benefit is calculated under the Enhanced Earnings Death Benefit Option, see Appendix B.

None of the death benefits under the Enhanced Death Benefit, the Performance Death Benefit, the Performance Benefit Combination, the Death Benefit Combination, the Income and Death Benefit Combination Option 2, and/or the Enhanced Earnings Death Benefit will ever be greater than the maximum death benefit allowed by any nonforfeiture laws which govern the Contract.

DEATH BENEFIT PAYMENTS
If the new Contract owner is a natural person, the new Contract owner may elect to:

1. receive the death benefit in a lump sum, or

2. apply the death benefit to an Income Plan. Payments from the Income Plan must begin within 1 year of the date of death and must be payable throughout:

- the life of the new Contract owner; or

- for a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the Contract owner.

Options 1 and 2 above are only available if the new Contract owner elects one of these options within 180 days of the date of death.

Otherwise, the new Contract owner will receive the SETTLEMENT VALUE. The "Settlement Value" is the Contract Value, less any applicable withdrawal charge and premium tax. The Settlement Value paid will be the Settlement Value next computed on or after the requested distribution date for payment, or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. We reserve the right to extend or waive the 180 day limit on a non-discriminatory basis.

In any event, the entire value of the Contract must be distributed within 5 years after the date of death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below. If the new Contract owner is your spouse, then he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. The Contract may only be continued once.

If the surviving spouse continues the Contract in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within 1 year of the date of death without incurring a withdrawal charge.

If the surviving spouse is under age 59 1/2, a 10% penalty tax may apply to the withdrawal. If the Enhanced Earnings Death Benefit Option has been elected, on the date the Contract is continued, the Rider Date for this Option is reset to the date the Contract is continued. For purposes of calculating future death benefits, your spouse's age on this new Rider Date will be used to determine applicable death benefit amounts.

If you qualify for and elect (before the date of death) the Longevity Reward Rider, on the date the Contract is continued, the Contract Value will equal the amount of the death benefit. See "Longevity Reward Rider" on page 28 for details.

If the new Contract owner is a corporation, trust, or other non-natural person, then the new Contract owner may elect, within 180 days of your death, to receive the death benefit in lump sum or may elect to receive the Settlement Value in a lump sum within 5 years of death. We reserve the right to extend or waive the 180 day limit on a non-discriminatory basis.

DEATH OF ANNUITANT. If any Annuitant who is not also the Contract owner dies prior to the Payout Start Date, the Contract owner must elect one of the applicable options described below. If the Contract owner is a natural person, the Contract owner may elect to continue the Contract as if the death had not occurred, or, if we receive Due Proof of Death within 180 days of the date of the Annuitant's death, the Contract owner may choose to:

                           32      PROSPECTUS

1. receive the death benefit in a lump sum; or

2. apply the death benefit to an Income Plan that must begin within 1 year of the date of death and must be for a guaranteed number of payments for a period from 5 to 30 years but not to exceed the life expectancy of the Contract owner.

If the Contract owner elects to continue the Contract or to apply the death benefit to an Income Plan, the new Annuitant will be the youngest Contract owner, unless the Contract owner names a different Annuitant. The Contract Owner has 60 days from the date the Company receives Due Proof of Death to select an Income Plan without incurring a tax on the entire gain in the Contract. If the Contract Owner elects to continue the Contract they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Contract Owner. An additional 10% federal tax penalty may apply if the Contract Owner is under age 59 1/2. Any amount included in the Contract Owner's gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions.

If the Contract owner is a non-natural person, the non-natural Contract owner may elect, within 180 days of the Annuitant's date of death, to receive the death benefit in a lump sum or may elect to receive the Settlement Value payable in a lump sum within 5 years of the Annuitant's date of death. If the non-natural Contract owner does not make one of the above described elections, the Settlement Value must be withdrawn by the non-natural Contract owner on or before the mandatory distribution date 5 years after the Annuitant's death.

We reserve the right to extend or waive the 60 day limit on a non-discriminatory basis.

LONGEVITY REWARD RIDER
-------------------------------------------------------------------

This rider may not be appropriate for you if you expect to make a withdrawal within the first three years of the rider date.

ELGIBILITY
You may elect the Longevity Reward Rider (Long Term Retention Rider in some states) at any time during the Accumulation Phase if on the date of application for the Rider:

- the Contract owner's initial purchase payment is no longer subject to a withdrawal charge; and

- the Contract owner's additional purchase payments, if any, would be subject to total withdrawal charges (assuming a current surrender of the Contract) equal to an amount no greater than 0.25% of the current Contract Value.

MORTALITY AND EXPENSE RISK CHARGE
If you elect the Rider then, commencing on the Rider Date, we will reduce the maximum mortality and expense risk charge ("M&E charge") by 0.07%. That means your M&E charge will never be greater than 1.18% (1.31% if you select the Enhanced Death Benefit Option, the Performance Death Benefit Option, or the Performance Income Benefit Option, 1.42% if you select the Peformance Benefit Combination Option, or the Death Benefit Combination Rider, 1.48 % if you select the Income Benefit Combination Option 2, 1.68% if you select the Income and Death Benefit Combination Option 2, 1.81% if you add the Income and Performance Death Benefit Option (available in Washington only). If you elect the Enhanced Earnings Death Benefit Option, an additional 0.20% mortality and expense risk charge will apply. The 0.10% administrative expense charge remains unchanged under this Rider.

CONTRACT MAINTENANCE CHARGE
If you elect the Rider, we will waive the contract maintenance charge for the life of the Contract, provided your total Contract Value is $40,000 or more on or after the Rider Date.

CONTRACT CONTINUATION BY A SURVIVING SPOUSE
If the surviving spouse continues the Contract as described under Death Benefit
Payments on page   of the prospectus, the following provision applies:

On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received Due Proof of Death (the next Valuation Date, if we receive Due Proof of Death after 3 p.m. Central Time). Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit amount over the Contract Value will be allocated to the Variable Sub-Accounts. This excess will be allocated in

                           33      PROSPECTUS
proportion to your Contract Value in the investment alternatives on the Valuation Date that we receive Due Proof of Death, except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Money Market Variable Sub-Account.

Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee.

- Transfer all or a portion of the excess among the Variable Sub-Accounts;

- Transfer all or a portion of the excess into the Standard Fixed Account; or

- Transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Standard Fixed Account.

Any such transfer does not count towards the 12 transfers you can make each Contract Year without paying a transfer fee but is subject to any minimum allocation amount specified in your Contract. All ownership rights under the Contract will then be available to your spouse as the new Contract owner.

NEW WITHDRAWAL CHARGE
If you elect the Rider, we will apply the new withdrawal charge schedule set forth below. That means that we may assess a withdrawal charge of up to 3% of the amount of purchase payments you withdraw after the Rider Date. The withdrawal charge applies to purchase payments made both before the Rider Date ("exisiting payments"), as well as payments made on or after the Rider Date ("new purchase payments"). The withdrawal charge declines to 0% according to the following schedule:

                          NEW PURCHASE
                            PAYMENTS
  EXISTING PURCHASE    Number of Complete   Withdrawal Charge
      PAYMENTS           Years Since We    (as a Percentage of
 Number of Complete     Received the New     New or Existing
  Years Since Rider     Purchase Payment    Purchase Payments
        Date            Being Withdrawn        Withdrawn)
          0                    0                   3%
          1                    1                   2%
          2                    2                   1%
         3+                   3+                   0%

Once all purchase payments have been withdrawn, additional withdrawals will not be assessed a withdrawal charge. The maximum aggregate early withdrawal charge on existing and new purchase payments withdrawn after the Rider Date is 3% of your purchase payments.

FREE WITHDRAWAL AMOUNT
If you elect the Rider, each Contract Year, you will continue to have the option to make withdrawals of up to 15% of your purchase payments without paying a withdrawal charge. However, under the Rider, the Free Withdrawal Amount is 15% of the amount of purchase payments as of the Rider Date or the most recent Contract Anniversary, whichever is later. As with all withdrawals, we will treat withdrawals as coming from the oldest purchase payments first. Unused portions of the Free Withdrawal Amount do not carry forward to future Contract Years.

MORE INFORMATION
-------------------------------------------------------------------

ALLSTATE LIFE

Allstate Life is the issuer of the Contract. Prior to January 1, 2003, Northbrook Life Insurance Company ("Northbrook") issued the Contract. Effective January 1, 2003, Allstate Life merged with Northbrook ("Merger"). On the date of the Merger, Allstate acquired from Northbrook all of Northbrook's assets, and became directly liable for Northbrook's liabilities and obligations with respect to all contracts issued by Northbrook then outstanding.Allstate Life is a stock life insurance company organized in 1957. "Allstate Financial" is the marketing name used by Allstate to refer to the company and its affiliates and subsidiaries. Allstate Life is currently licensed to operate in the District of Columbia, Puerto Rico and all states except New York. We are no longer offering this Contract in most states. Our headquarters are located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, an Illinois stock property-liability insurance company. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.



                           34      PROSPECTUS

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior), Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investors Service assigns an Aa2 (Excellent) financial strength rating to Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

THE VARIABLE ACCOUNT

Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. The Contracts were previously issued through Northbrook Variable Annuity Account II. Effective January 1, 2003, Allstate Financial Advisors Separate Account I combined with Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Arizona insurance law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which are available under the Contract. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserves for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. We reserve the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolio shares held by any Variable Sub-Account. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable

                           35      PROSPECTUS
life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT
The Contracts are distributed exclusively by their principal underwriter, Morgan Stanley DW Inc., Morgan Stanley DW, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., is located at 1585 Broadway, New York, New York 10036. Morgan Stanley DW is a member of the New York Stock Exchange and the National Association of Securities Dealers.

In states where we are still offering the Contracts, we may pay up to a maximum sales commission of 6.0% of purchase payments and an annual sales administration expense of up to 0.125% of the average net assets of the Fixed Account to Morgan Stanley DW. In addition, Morgan Stanley DW may pay annually to its representatives, from its profits, a persistency bonus that will take into account, among other things, the length of time purchase payments have been held under the Contract and Contract Values.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

- issuance of the Contracts;

- maintenance of Contract owner records;

- Contract owner services;

- calculation of unit values;

- maintenance of the Variable Account; and

- preparation of Contract owner reports.

We will send you Contract statements at least annually prior to the Payout Start Date. Contract statements are currently mailed on a quarterly basis. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

QUALIFIED PLANS
If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS

Foley and Lardner, Washington, D.C., has advised Allstate Life on certain federal securities law matters. All matters of state law pertaining to the Contracts, including the validity of the Contracts and Allstate Life's right to issue such Contracts under state insurance law, have been passed upon by Michael
J. Velotta, General Counsel of Allstate Life.

TAXES
-------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE.
ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

                           36      PROSPECTUS

TAXATION OF ALLSTATE LIFE INSURANCE COMPANY

Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate Life, and its operations form a part of Allstate Life, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate Life believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life does not intend to make provisions for any such taxes. If Allstate Life is taxed on investment income or capital gains of the Variable Account, then Allstate Life may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL
-------------------------------------------------------------------

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1. the Contract Owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Allstate Life is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "ADEQUATELY DIVERSIFIED" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract Owner during the taxable year. Although Allstate Life does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate

                           37      PROSPECTUS
premiums and Contract Values among a broader selection of investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. The Federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

1. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

2. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

3. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract Owner attains age 59 1/2,

2. made as a result of the Contract Owner's death or becoming totally disabled,

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the

                           38      PROSPECTUS
joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

4. made under an immediate annuity, or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

TAX FREE EXCHANGES UNDER IRC SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract for a new non-qualified annuity contract. The Contract Owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax. Currently we do not allow assignments.

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

QUALIFIED CONTRACTS
The income on qualified plan and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Contracts may be used as investments with certain qualified plans such as:

- Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

- Roth IRAs under Section 408A of the Code;

- Simplified Employee Pension Plans under Section 408(k) of the Code;

- Savings Incentive Match Plans for Employees (SIMPLE) Plans under
  Section 408(p) of the Code;

- Tax Sheltered Annuities under Section 403(b) of the Code;

- Corporate and Self Employed Pension and Profit Sharing Plans under Sections 401 and 403; and

- State and Local Government and Tax-Exempt Organization Deferred Compensation Plans under Section 457.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above or to modify the Contract to conform with tax requirements. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from certain

                           39      PROSPECTUS
transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM A QUALIFIED CONTRACT. If you make a partial withdrawal under a Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"QUALIFIED DISTRIBUTIONS" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

- made on or after the date the Contract Owner attains age 59 1/2,

- made to a beneficiary after the Contract Owner's death,

- attributable to the Contract Owner being disabled, or

- made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"NONQUALIFIED DISTRIBUTIONS" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, qualified plans require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. It is possible that the Death Benefit could be viewed as violating the prohibition on investment in life insurance contracts, with the result that the Contract would not satisfy the requirements of an IRA. We believe that these regulations do not prohibit all forms of optional death benefits.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract Owner attains age 59 1/2,

2. made as a result of the Contract Owner's death or total disability,

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

4. made pursuant to an IRS levy,

5. made for certain medical expenses,

6. made to pay for health insurance premiums while unemployed (only applies for IRAs),

7. made for qualified higher education expenses (only applies for IRAs), and

8. made for a first time home purchase (up to a $10,000 lifetime limit and only applies for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON QUALIFIED CONTRACTS. With respect to Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a

                           40      PROSPECTUS

10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

INCOME TAX WITHHOLDING ON QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "ELIGIBLE ROLLOVER DISTRIBUTIONS." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "ELIGIBLE ROLLOVER DISTRIBUTIONS" unless you elect to make a "DIRECT ROLLOVER" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or,

3. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

4. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates from all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "ROLLED OVER" on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "ROLLED OVER" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS). Sections 408(p) and 401(k) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an IRA or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

TAX SHELTERED ANNUITIES. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

- attains age 59 1/2,

- separates from service,

- dies,

                           41      PROSPECTUS

- becomes disabled, or

- incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate Life is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. Self-employed individuals may establish tax favored retirement plans for themselves and their employees. Such retirement plans (commonly referred to as "H.R.10" or "KEOGH") may permit the purchase of annuity contracts.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan.

PERFORMANCE INFORMATION
-------------------------------------------------------------------

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate, average, year-by-year, or other types of total return figures. Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account. We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

                           42      PROSPECTUS

APPENDIX A
-------------------------------------------------------------------

The following tables show the Accumulation Unit Values for each of the Variable Sub-Accounts for base Contracts without any optional benefit (with a 1.25% mortality and expense risk charge), and Contracts with the Enhanced Earnings Death Benefit Option and the Income and Death Benefit Combination Option 2 (with a 1.95% mortality and expense risk charge). These two tables represent the lowest and highrst combination of charges available under the Contracts. The Statement of Additional Information, which is available upon request without charge, contains the Accumulation Unit Values for Contracts with each other optional benefit, or available combination thereof. Please contact us at 1-800-654-2397 to obtain a copy of the Statement of Additional Information.

Accumulation Unit Values are shown since the Variable Sub-Accounts were first offered under the Contracts or since the Contracts were first offered with the applicable Option(s), if later. The dates the Variable Sub-Accounts were first offered are as follows:

The Money Market, Quality Income Plus, High Yield, Utilities, Dividend Growth, Equity and Strategist Variable Sub-Accounts were first offered on October 25, 1990. The European Growth Variable Sub-Account was first offered on March 1, 1991. The Global Dividend Growth and Pacific Growth Variable Sub-Accounts were first offered on February 23, 1994. The Income Builder Variable Sub-Account was first offered on January 21, 1997. The Equity Growth, International Magnum, Emerging Markets Equity, and Emerging Growth Variable Sub-Accounts were first offered on March 16, 1998. The S&P 500 Index, Global Advantage and U.S. Real Estate Variable Sub-Accounts were first offered on May 18, 1998. The Limited Duration and Aggressive Equity Variable Sub-Accounts were first offered on May 3, 1999. The Mid Cap Value Sub-Account, the AIM V.I. Capital Appreciation, Growth and Premier Equity Variable Sub-Accounts, the Alliance Growth, Growth and Income, and Premier Growth Variable Sub-Accounts, and the Putnam VT Growth and Income, International Growth and Voyager Variable Sub-Accounts were first offered on on January 31, 2000. The Information Sub-Account was first offered on November 6, 2001.


                           43      PROSPECTUS

                            ACCUMULATION UNIT VALUES
                        AND NUMBER OF ACCUMULATION UNITS
                   OUTSTANDING FOR EACH SUB-ACCOUNT FOR EACH
                  OF THE LAST TEN FISCAL YEARS (BASE CONTRACT)

                                             FOR THE PERIOD BEGINNING JANUARY 1* AND ENDING DECEMBER 31 (SEPTEMBER 30 FOR 2002)
                                             --------------------------------------------------------------
                                                     1993         1994         1995         1996
                                                  ----------   ----------   ----------   ----------
MORGAN STANLEY VARIABLE INVESTMENT
 SERIES (CLASS X SHARES)
Aggressive Equity
  Accumulation Unit Value, Beginning of
   Period.....................................        --           --           --           --
  Accumulation Unit Value, End of Period......        --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................        --           --           --           --
Dividend Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       $14.844      $16.746      $15.981      $21.505
  Accumulation Unit Value, End of Period......       $16.746      $15.981      $21.505      $26.298
  Number of Units Outstanding, End of
   Period.....................................    21,941,369   28,980,558   33,515,201   38,902,776
Equity
  Accumulation Unit Value, Beginning of
   Period.....................................       $16.599      $19.604      $18.392      $25.864
  Accumulation Unit Value, End of Period......       $19.604      $18.392      $25.864      $28.669
  Number of Units Outstanding, End of
   Period.....................................     5,917,819    8,914,107   10,835,413   13,438,192
European Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       $10.280      $14.290      $15.278      $18.976
  Accumulation Unit Value, End of Period......       $14.290      $15.278      $18.976      $24.335
  Number of Units Outstanding, End of
   Period.....................................     4,448,126    8,491,681    8,587,679   10,006,937
Global Advantage
  Accumulation Unit Value, Beginning of
   Period.....................................        --           --           --           --
  Accumulation Unit Value, End of Period......        --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................        --           --           --           --
Global Dividend Growth
  Accumulation Unit Value, Beginning of
   Period.....................................        --          $10.000        $9.12      $11.935
  Accumulation Unit Value, End of Period......        --           $9.912      $11.935      $13.845
  Number of Units Outstanding, End of
   Period.....................................        --       12,306,690   15,325,898   19,847,332
High Yield
  Accumulation Unit Value, Beginning of
   Period.....................................       $16.336      $20.022      $19.264      $21.859
  Accumulation Unit Value, End of Period......       $20.022      $19.264      $21.859      $24.148
  Number of Units Outstanding, End of
   Period.....................................     2,451,231    4,082,485    5,536,230    7,988,916
Income Builder
  Accumulation Unit Value, Beginning of
   Period.....................................        --           --           --           --
  Accumulation Unit Value, End of Period......        --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................        --           --           --           --
Information
  Accumulation Unit Value, Beginning of
   Period.....................................        --           --           --           --
  Accumulation Unit Value, End of Period......        --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................        --           --           --           --

                           44      PROSPECTUS

                                               FOR THE PERIOD BEGINNING JANUARY 1* AND ENDING DECEMBER 31 (SEPTEMBER 30 FOR 2002)
                                               --------------------------------------------------------------
                                                      1993         1994         1995         1996
                                                   ----------   ----------   ----------   ----------
Limited Duration
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Money Market
  Accumulation Unit Value, Beginning of
   Period.....................................        $10.765      $10.913      $11.178      $11.653
  Accumulation Unit Value, End of Period......        $10.913      $11.178      $11.653      $12.084
  Number of Units Outstanding, End of
   Period.....................................      7,643,579   19,047,342   17,483,665   21,476,904
Pacific Growth
  Accumulation Unit Value, Beginning of
   Period.....................................         --          $10.000       $9.221       $9.619
  Accumulation Unit Value, End of Period......         --           $9.221       $9.619       $9.858
  Number of Units Outstanding, End of
   Period.....................................         --        7,080,863    8,865,898   11,810,540
Quality Income Plus
  Accumulation Unit Value, Beginning of
   Period.....................................        $12.993      $14.487      $13.344      $16.373
  Accumulation Unit Value, End of Period......        $14.487      $13.344      $16.373      $16.404
  Number of Units Outstanding, End of
   Period.....................................     26,314,453   25,348,646   26,735,500   24,233,104
S&P 500 Index
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Strategist
  Accumulation Unit Value, Beginning of
   Period.....................................        $14.035      $15.286      $15.675      $16.919
  Accumulation Unit Value, End of Period......        $15.286      $15.675      $16.919      $19.199
  Number of Units Outstanding, End of
   Period.....................................     11,837,077   18,218,900   17,717,645   17,132,441
Utilities
  Accumulation Unit Value, Beginning of
   Period.....................................        $13.840      $15.798      $14.180      $17.999
  Accumulation Unit Value, End of Period......        $15.798      $14.180      $17.999      $19.298
  Number of Units Outstanding, End of
   Period.....................................     25,354,331   22,552,568   22,626,178   19,259,329
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Morgan Stanley UIF Emerging Markets Equity
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Morgan Stanley UIF Equity Growth
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Morgan Stanley UIF International Magnum
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Morgan Stanley UIF Mid Cap Growth
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Morgan Stanley UIF Mid Cap Value
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --

                           45      PROSPECTUS

                                               FOR THE PERIOD BEGINNING JANUARY 1* AND ENDING DECEMBER 31 (SEPTEMBER 30 FOR 2002)
                                               --------------------------------------------------------------
                                                       1993         1994         1995         1996
                                                    ----------   ----------   ----------   ----------
Morgan Stanley UIF U.S. Real Estate
  Accumulation Unit Value, Beginning of
   Period.....................................          --           --           --           --
  Accumulation Unit Value, End of Period......          --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................          --           --           --           --
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
Van Kampen LIT Comstock
  Accumulation Unit Value, Beginning of
   Period.....................................          --           --           --           --
  Accumulation Unit Value, End of Period......          --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................          --           --           --           --
Van Kampen LIT Emerging Growth
  Accumulation Unit Value, Beginning of
   Period.....................................          --           --           --           --
  Accumulation Unit Value, End of Period......          --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................          --           --           --           --
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. Capital Appreciation
  Accumulation Unit Value, Beginning of
   Period.....................................          --           --           --           --
  Accumulation Unit Value, End of Period......          --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................          --           --           --           --
AIM V.I. Growth
  Accumulation Unit Value, Beginning of
   Period.....................................          --           --           --           --
  Accumulation Unit Value, End of Period......          --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................          --           --           --           --
AIM V.I. Premier Equity
  Accumulation Unit Value, Beginning of
   Period.....................................          --           --           --           --
  Accumulation Unit Value, End of Period......          --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................          --           --           --           --
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B
 SHARES)
Alliance Growth
  Accumulation Unit Value, Beginning of
   Period.....................................          --           --           --           --
  Accumulation Unit Value, End of Period......          --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................          --           --           --           --
Alliance Growth and Income
  Accumulation Unit Value, Beginning of
   Period.....................................          --           --           --           --
  Accumulation Unit Value, End of Period......          --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................          --           --           --           --

                           46      PROSPECTUS

                                               FOR THE PERIOD BEGINNING JANUARY 1* AND ENDING DECEMBER 31 (SEPTEMBER 30 FOR 2002)
                                               --------------------------------------------------------------
                                                      1993         1994         1995         1996
                                                   ----------   ----------   ----------   ----------
Alliance Premier Growth
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
LSA VARIABLE SERIES TRUST
LSA Aggressive Growth
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
Putnam VT Growth and Income
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Putnam VT International Growth
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Putnam VT Small Cap Value
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --
Putnam VT Voyager
  Accumulation Unit Value, Beginning of
   Period.....................................         --           --           --           --
  Accumulation Unit Value, End of Period......         --           --           --           --
  Number of Units Outstanding, End of
   Period.....................................         --           --           --           --

                                                FOR THE PERIOD BEGINNING JANUARY 1* AND ENDING DECEMBER 31 (SEPTEMBER 30 FOR 2002)
                                               --------------------------------------------------------------
                                                    1997         1998         1999         2000         2001            2002
                                                 ----------   ----------   ----------   ----------   ----------    ------------
MORGAN STANLEY VARIABLE INVESTMENT
 SERIES (CLASS X SHARES)
Aggressive Equity
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --          $10.000      $14.447       $8.324         $ 9.905
  Accumulation Unit Value, End of Period......       --           --          $14.447       $8.324       $9.905         $ 7.599
  Number of Units Outstanding, End of
   Period.....................................       --           --          924,675      330,757    2,037,605       1,604,855
Dividend Growth
  Accumulation Unit Value, Beginning of
   Period.....................................      $26.298      $32.590      $36.725      $35.384      $36.762         $34.380
  Accumulation Unit Value, End of Period......      $32.590      $36.725      $35.384      $36.762      $34.380         $26.004
  Number of Units Outstanding, End of
   Period.....................................   39,673,542   36,334,173   31,771,950   22,447,720   18,402,631      15,285,863

                           47      PROSPECTUS

                                                FOR THE PERIOD BEGINNING JANUARY 1* AND ENDING DECEMBER 31 (SEPTEMBER 30 FOR 2002)
                                               ---------------------------------------------------------------------------------
                                                    1997         1998         1999         2000         2001            2002
                                                 ----------   ----------   ----------   ----------   ----------     ----------
Equity
  Accumulation Unit Value, Beginning of
   Period.....................................      $28.669      $38.873      $50.025      $78.284      $67.698         $48.840
  Accumulation Unit Value, End of Period......      $38.873      $50.025      $78.284      $67.698      $48.840         $37.141
  Number of Units Outstanding, End of
   Period.....................................   13,511,972   12,608,741   13,033,466   12,262,797    9,213,699       7,439,666
European Growth
  Accumulation Unit Value, Beginning of
   Period.....................................      $24.335      $27.870      $34,083      $43.419      $40.733         $33.048
  Accumulation Unit Value, End of Period......      $27.870      $34.083      $43.419      $40.733      $33.048         $23.823
  Number of Units Outstanding, End of
   Period.....................................    9,765,284    8,967,887    7,442,535    6,307,478    4,613,136       3,816,630
Global Advantage
  Accumulation Unit Value, Beginning of
   Period.....................................       --          $10.000       $9.728      $12.177       $9.926         $ 7.501
  Accumulation Unit Value, End of Period......       --           $9.728      $12.177       $9.926       $7.501         $ 5.446
  Number of Units Outstanding, End of
   Period.....................................       --        1,432,745    1,766,647    2,405,879    1,726,377       1,250,149
Global Dividend Growth
  Accumulation Unit Value, Beginning of
   Period.....................................      $13.845      $15.304      $16.991      $19.219      $18.489         $17.100
  Accumulation Unit Value, End of Period......      $15.304      $16.991      $19.219      $18.489      $17.100         $13.639
  Number of Units Outstanding, End of
   Period.....................................   21,662,482   17,634,472   15,377,323   11,064,552    8,650,672       7,170,081
High Yield
  Accumulation Unit Value, Beginning of
   Period.....................................      $24.148      $26.652      $24.658      $24.009      $16.055         $10.493
  Accumulation Unit Value, End of Period......      $26.652      $24.658      $24.009      $16.055      $10.493         $ 9.343
  Number of Units Outstanding, End of
   Period.....................................    8,797,892    8,199,142    6,186,696    4,112,148    2,971,097       2,309,077
Income Builder
  Accumulation Unit Value, Beginning of
   Period.....................................      $10.000      $12.084      $12.297      $12.997      $12.846         $12.964
  Accumulation Unit Value, End of Period......      $12.084      $12.297      $12.997      $12.846      $12.964         $11.020
  Number of Units Outstanding, End of
   Period.....................................    2,364,583    2,979,980    2,557,977    1,868,522    1,759,604       1,560,137
Information
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --          $10.000       $9.292         $ 5.236
  Accumulation Unit Value, End of Period......       --           --           --           $9.292       $5.236         $ 2.495
  Number of Units Outstanding, End of
   Period.....................................       --           --           --           63,540      289,805         153,362
Limited Duration
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --          $10.000      $10.065      $10.511         $11.067
  Accumulation Unit Value, End of Period......       --           --          $10.065      $10.511      $11.067         $11.321
  Number of Units Outstanding, End of
   Period.....................................       --           --          127,159      247,190      998,378       2,027,889
Money Market
  Accumulation Unit Value, Beginning of
   Period.....................................      $12.084      $12.546      $12.979       $13.46      $14.083         $14.436
  Accumulation Unit Value, End of Period......      $12.546      $12.979       $13.46      $14.083      $14.436         $14.440
  Number of Units Outstanding, End of
   Period.....................................   18,625,330   21,159,031   17,541,394   13,100,511   14,122,157      14,993,278
Pacific Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       $9.858       $6.059       $5.356       $8.780       $5.762         $ 4.126
  Accumulation Unit Value, End of Period......       $6.059       $5.356       $8.780       $5.762       $4.126         $ 3.353
  Number of Units Outstanding, End of
   Period.....................................    8,191,656    6,325,967    7,412,158    5,717,245    3,936,434       3,179,478
Quality Income Plus
  Accumulation Unit Value, Beginning of
   Period.....................................      $16.404      $17.983      $19.265      $18.200      $19.949         $21.563
  Accumulation Unit Value, End of Period......      $17.983      $19.265      $18.200      $19.949      $21.563         $22.099
  Number of Units Outstanding, End of
   Period.....................................   20,839,536   20,312,197   16,872,144   12,923,991   11,955,743      10,612,594
S&P 500 Index
  Accumulation Unit Value, Beginning of
   Period.....................................       --          $10.000      $11.126      $13.198      $11.800         $10.217
  Accumulation Unit Value, End of Period......       --          $11.126      $13.198      $11.800      $10.217         $ 7.245
  Number of Units Outstanding, End of
   Period.....................................       --        1,722,709    4,729,418    5,685,459    4,881,154       4,131,706
Strategist
  Accumulation Unit Value, Beginning of
   Period.....................................      $19.199      $21.540      $26.875      $31.136      $31.226         $27.669
  Accumulation Unit Value, End of Period......      $21.540      $26.875      $31.136      $31.226      $27.669         $23.476
  Number of Units Outstanding, End of
   Period.....................................   16,153,105   14,574,012   13,273,409   11,520,579    8,955,954       7,224,088

                           48      PROSPECTUS

                                              FOR THE PERIOD BEGINNING JANUARY 1* AND ENDING DECEMBER 31 (SEPTEMBER 30 FOR 2002)
                                               --------------------------------------------------------------------------------
                                                    1997         1998         1999         2000         2001            2002
                                                 ----------   ----------   ----------   ----------   ----------      ---------
Utilities
  Accumulation Unit Value, Beginning of
   Period.....................................      $19.298      $24.208      $29.461      $32.870      $33.417         $24.478
  Accumulation Unit Value, End of Period......      $24.208      $29.461      $32.870      $33.417      $24.478         $16.972
  Number of Units Outstanding, End of
   Period.....................................   15,172,387   13,541,542   11,688,649    9,889,545    7,554,143       5,908,040
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Morgan Stanley UIF Emerging Markets Equity
  Accumulation Unit Value, Beginning of
   Period.....................................       --          $10.000       $7.102      $13.643       $8.224         $ 7.586
  Accumulation Unit Value, End of Period......       --           $7.102      $13.643       $8.224       $7.586         $ 6.355
  Number of Units Outstanding, End of
   Period.....................................       --           82,002      609,573      496,918      391,194         493,682
Morgan Stanley UIF Equity Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       --          $10.000      $10.104      $13.901      $12.105         $10.137
  Accumulation Unit Value, End of Period......       --          $10.104      $13.901      $12.105      $10.137         $ 6.843
  Number of Units Outstanding, End of
   Period.....................................       --          822,038    1,653,843    2,584,832    1,754,951       1,367,557
Morgan Stanley UIF International Magnum
  Accumulation Unit Value, Beginning of
   Period.....................................       --          $10.000       $9.790      $12.092      $10.448         $ 8.319
  Accumulation Unit Value, End of Period......       --           $9.790      $12.092      $10.448       $8.319         $ 6.485
  Number of Units Outstanding, End of
   Period.....................................       --          136,628      281,569      521,562      463,678         421,515
Morgan Stanley UIF Mid Cap Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --           --           --             $10.000
  Accumulation Unit Value, End of Period......       --           --           --           --           --             $ 7.131
  Number of Units Outstanding, End of
   Period.....................................       --           --           --           --           --              26,507
Morgan Stanley UIF Mid Cap Value
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --          $10.000      $10.243         $ 9.786
  Accumulation Unit Value, End of Period......       --           --           --          $10.243       $9.786         $ 6.494
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          130,014      842,184         928,161
Morgan Stanley UIF U.S. Real Estate
  Accumulation Unit Value, Beginning of
   Period.....................................       --          $10.000       $9.062       $8.808      $11.235         $12.174
  Accumulation Unit Value, End of Period......       --           $9.062       $8.808      $11.235      $12.174         $11.949
  Number of Units Outstanding, End of
   Period.....................................       --           79,729      230,000      509,161      494,048         664,685
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
Van Kampen LIT Comstock
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --           --           --             $10.000
  Accumulation Unit Value, End of Period......       --           --           --           --           --             $ 7.258
  Number of Units Outstanding, End of
   Period.....................................       --           --           --           --           --             433,358
Van Kampen LIT Emerging Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       --          $10.000      $11.997      $24.191      $21.445         $14.493
  Accumulation Unit Value, End of Period......       --          $11.997      $24.191      $21.445      $14.493         $ 9.955
  Number of Units Outstanding, End of
   Period.....................................       --          254,704    1,761,875    3,397,290    2,278,513       1,795,167
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. Capital Appreciation
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --          $10.000      $14.447       $8.324         $ 6.300
  Accumulation Unit Value, End of Period......       --           --          $14.447       $8.324       $6.300         $ 4.477
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          330,757      336,633         301,128
AIM V.I. Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --          $10.000      $14.447       $7.343         $ 4.789
  Accumulation Unit Value, End of Period......       --           --          $14.447       $7.343       $4.789         $ 3.058
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          199,117      189,526         150,515

                           49      PROSPECTUS

                                               FOR THE PERIOD BEGINNING JANUARY 1* AND ENDING DECEMBER 31 (SEPTEMBER 30 FOR 2002)
                                               ---------------------------------------------------------------------------------
                                                    1997         1998         1999         2000         2001            2002
                                                 ----------   ----------   ----------   ----------   ----------     -----------
AIM V.I. Premier Equity
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --          $10.000      $14.447       $8.001         $ 6.901
  Accumulation Unit Value, End of Period......       --           --          $14.447       $8.001       $6.901         $ 4.468
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          658,113      997,796         781,962
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B
 SHARES)
Alliance Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --          $10.000      $14.447       $8.145         $ 6.135
  Accumulation Unit Value, End of Period......       --           --          $14.447       $8.145       $6.135         $ 4.301
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          256,762      375,013         266,223
Alliance Growth and Income
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --          $10.000      $14.447      $10.764         $10.635
  Accumulation Unit Value, End of Period......       --           --          $14.447      $10.764      $10.635         $ 7.499
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          710,787    2,686,180       2,183,216
Alliance Premier Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --          $10.000      $14.447       $7.861         $ 6.406
  Accumulation Unit Value, End of Period......       --           --          $14.447       $7.861       $6.406         $ 4.271
  Number of Units Outstanding, End of
   Period.....................................       --           --           --        1,090,403    1,004,407         831,995
LSA VARIABLE SERIES TRUST
LSA Aggressive Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --           --           --             $10.000
  Accumulation Unit Value, End of Period......       --           --           --           --           --             $ 7.509
  Number of Units Outstanding, End of
   Period.....................................       --           --           --           --           --               3,965
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
Putnam VT Growth and Income
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --          $32.870      $10.800         $ 9.973
  Accumulation Unit Value, End of Period......       --           --           --          $10.800       $9.973         $ 7.303
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          294,258      357,566         368,753
Putnam VT International Growth
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --          $32.870       $9.083         $ 7.114
  Accumulation Unit Value, End of Period......       --           --           --           $9.083       $7.114         $ 5.373
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          577,155      662,362         646,375
Putnam VT Small Cap Value
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --           --           --             $10.000
  Accumulation Unit Value, End of Period......       --           --           --           --           --             $ 7.236
  Number of Units Outstanding, End of
   Period.....................................       --           --           --           --           --             176,179
Putnam VT Voyager
  Accumulation Unit Value, Beginning of
   Period.....................................       --           --           --          $32.870       $8.125         $ 6.219
  Accumulation Unit Value, End of Period......       --           --           --           $8.125       $6.219         $ 4.300
  Number of Units Outstanding, End of
   Period.....................................       --           --           --          594,706      647,820         571,520

* The date the Variable Sub-Accounts were frist offered under the Contracts are shown above this table on page 43. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.25%.

                           50      PROSPECTUS

                     ACCUMULATION UNIT VALUES AND NUMBER OF
                    ACCUMULATION UNITS OUTSTANDING FOR EACH
                   SUB-ACCOUNT SINCE THE CONTRACTS WERE FIRST
               OFFERED (WITH THE ENHANCED EARNINGS DEATH BENEFIT
           OPTION AND INCOME AND DEATH BENEFIT COMBINATION OPTION 2)

                                                                   FOR THE PERIOD BEGINNING
                                                                    JANUARY 1* AND ENDING
                                                                DECEMBER 31 (SEPTEMBER 30 FOR 2002),
                                                              -----------------------------------------
                                                                 2000          2001             2002
                                                              ----------   ------------     -----------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X SHARES)
Aggressive Equity
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.129          $ 7.098
  Accumulation Unit Value, End of Period....................    $10.129         $7.098          $ 5.417
  Number of Units Outstanding, End of Period................          0          1,652            1,817
Dividend Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.495          $ 9.745
  Accumulation Unit Value, End of Period....................    $10.495         $9.745          $ 7.332
  Number of Units Outstanding, End of Period................      3,475         41,334           56,738
Equity
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.128          $ 7.255
  Accumulation Unit Value, End of Period....................    $10.128         $7.255          $ 5.488
  Number of Units Outstanding, End of Period................          0         69,035           87,204
European Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.401          $ 8.378
  Accumulation Unit Value, End of Period....................    $10.401         $8.378          $ 6.008
  Number of Units Outstanding, End of Period................          0         25,476
Global Advantage
  Aumulation Unit Value, Beginning of Period................    $10.000         $9.869          $ 7.411
  Accumulation Unit Value, End of Period....................     $9.869         $7.411          $ 5.348
  Number of Units Outstanding, End of Period................          0          5,126            8,240
Global Dividend Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.319          $ 9.476
  Accumulation Unit Value, End of Period....................    $10.319         $9.476          $ 7.518
  Number of Units Outstanding, End of Period................          0         18,699           27,727
High Yield
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.542          $ 6.192
  Accumulation Unit Value, End of Period....................     $9.542         $6.192          $ 5.485
  Number of Units Outstanding, End of Period................         98            204            1,853
Income Builder
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.277          $10.483
  Accumulation Unit Value, End of Period....................    $10.277        $10.483          $ 8.708
  Number of Units Outstanding, End of Period................          0              0                0
Information
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.593          $ 5.367
  Accumulation Unit Value, End of Period....................     $9.593         $5.367          $ 2.544
  Number of Units Outstanding, End of Period................          0          1,581            1,773

                           51      PROSPECTUS

                                                                   FOR THE PERIOD BEGINNING
                                                                    JANUARY 1* AND ENDING
                                                                DECEMBER 31 (SEPTEMBER 30 FOR 2002),
                                                              -----------------------------------------
                                                                 2000          2001             2002
                                                              ----------   ------------      ----------
Limited Duration
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.007          $10.461
  Accumulation Unit Value, End of Period....................    $10.007        $10.461          $10.645
  Number of Units Outstanding, End of Period................          0          9,043           17,869
Money Market
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.017          $10.194
  Accumulation Unit Value, End of Period....................    $10.017        $10.194          $10.144
  Number of Units Outstanding, End of Period................          0              0           26,635
Pacific Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.499          $ 6.753
  Accumulation Unit Value, End of Period....................     $9.499         $6.753          $ 5.296
  Number of Units Outstanding, End of Period................          0          5,263
Quality Income Plus
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.017          $10.751
  Accumulation Unit Value, End of Period....................    $10.017        $10.751          $10.961
  Number of Units Outstanding, End of Period................      2,755         13,344
S&P 500 Index
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.978          $ 8.578
  Accumulation Unit Value, End of Period....................     $9.978         $8.578          $ 6.051
  Number of Units Outstanding, End of Period................          0          4,348           11,804
Strategist
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.071          $ 8.861
  Accumulation Unit Value, End of Period....................    $10.071         $8.861          $ 7.479
  Number of Units Outstanding, End of Period................      3,347          5,682            4,062
Utilities
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.139          $ 7.374
  Accumulation Unit Value, End of Period....................    $10.139         $7.374          $ 5.086
  Number of Units Outstanding, End of Period................      6,315          3,081            2,254
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Morgan Stanley UIF Emerging Markets Equity
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.538          $ 8.736
  Accumulation Unit Value, End of Period....................     $9.538         $8.736          $ 7.279
  Number of Units Outstanding, End of Period................          0          7,015           11,272
Morgan Stanley UIF Equity Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.829          $ 8.172
  Accumulation Unit Value, End of Period....................     $9.829         $8.172          $ 7.279
  Number of Units Outstanding, End of Period................          0          6,041           11,272
Morgan Stanley UIF International Magnum
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.198          $ 8.062
  Accumulation Unit Value, End of Period....................    $10.198         $8.062          $ 6.253
  Number of Units Outstanding, End of Period................          0          4,891            8,712
Morgan Stanley UIF Mid Cap Growth
  Accumulation Unit Value, Beginning of Period..............     --            --               $10.000
  Accumulation Unit Value, End of Period....................     --            --               $ 7.110
  Number of Units Outstanding, End of Period................     --            --                     0

                           52      PROSPECTUS

                                                                    FOR THE PERIOD BEGINNING
                                                                    JANUARY 1* AND ENDING
                                                                DECEMBER 31 (SEPTEMBER 30 FOR 2002),
                                                              -----------------------------------------
                                                                 2000          2001             2002
                                                              ----------   ------------     -----------
Morgan Stanley UIF Mid Cap Value
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.319          $ 9.790
  Accumulation Unit Value, End of Period....................    $10.319         $9.790          $ 6.462
  Number of Units Outstanding, End of Period................          0          7,459            8,513
Morgan Stanley UIF U.S. Real Estate
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.025          $10.786
  Accumulation Unit Value, End of Period....................    $10.025        $10.786          $10.531
  Number of Units Outstanding, End of Period................          0          4,991           10,199
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
Van Kampen LIT Comstock
  Accumulation Unit Value, Beginning of Period..............     --            --               $10.000
  Accumulation Unit Value, End of Period....................     --            --               $ 7.236
  Number of Units Outstanding, End of Period................     --            --                     0
Van Kampen LIT Emerging Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.838          $ 6.601
  Accumulation Unit Value, End of Period....................     $9.838         $6.601          $ 4.511
  Number of Units Outstanding, End of Period................          0         17,319           24,918
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. Capital Appreciation
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.895          $ 7.436
  Accumulation Unit Value, End of Period....................     $9.895         $7.436          $ 5.256
  Number of Units Outstanding, End of Period................          0         13,961           26,557
AIM V.I. Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.911          $ 6.418
  Accumulation Unit Value, End of Period....................     $9.911         $6.418          $ 4.077
  Number of Units Outstanding, End of Period................          0          4,135           11,256
AIM V.I. Premier Equity
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.158          $ 8.700
  Accumulation Unit Value, End of Period....................    $10.158         $8.700          $ 5.603
  Number of Units Outstanding, End of Period................          0          3,960            7,221
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
Alliance Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.927          $ 7.424
  Accumulation Unit Value, End of Period....................     $9.927         $7.424          $ 5.177
  Number of Units Outstanding, End of Period................          0          4,367            5,886
Alliance Growth and Income
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.359          $10.162
  Accumulation Unit Value, End of Period....................    $10.359        $10.162          $ 7.128
  Number of Units Outstanding, End of Period................          0          5,013            8,380

                           53      PROSPECTUS

                                                                  FOR THE PERIOD BEGINNING
                                                                    JANUARY 1* AND ENDING
                                                                DECEMBER 31 (SEPTEMBER 30 FOR 2002),
                                                              -----------------------------------------

                                                                 2000          2001             2002
                                                              ----------   ------------     -----------
Alliance Premier Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.807          $ 7.935
  Accumulation Unit Value, End of Period....................     $9.807         $7.935          $ 5.263
  Number of Units Outstanding, End of Period................          0          5,423            5,630
LSA VARIABLE SERIES TRUST
LSA Aggressive Growth
  Accumulation Unit Value, Beginning of Period..............     --            --               $10.000
  Accumulation Unit Value, End of Period....................     --            --               $ 7,487
  Number of Units Outstanding, End of Period................     --            --                    50
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
Putnam VT Growth and Income
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.225          $ 9.375
  Accumulation Unit Value, End of Period....................    $10.225         $9.375          $ 6.829
  Number of Units Outstanding, End of Period................          0          3,587            5,200
Putnam VT International Growth
  Accumulation Unit Value, Beginning of Period..............    $10.000        $10.316          $ 8.022
  Accumulation Unit Value, End of Period....................    $10.316         $8.022          $ 6.027
  Number of Units Outstanding, End of Period................          0          4,133            6,853
Putnam VT Small Cap Value
  Accumulation Unit Value, Beginning of Period..............     --            --               $10.000
  Accumulation Unit Value, End of Period....................     --            --               $ 7.215
  Number of Units Outstanding, End of Period................     --            --                   385
Putnam VT Voyager
  Accumulation Unit Value, Beginning of Period..............    $10.000         $9.817          $ 9.817
  Accumulation Unit Value, End of Period....................     $9.817         $7.522          $ 5.173
  Number of Units Outstanding, End of Period................          0          4,086            8,252

* Contracts with the Enhanced Earnings Death Benefit Option and the Income and Death Benefit Combination Option 2 were first offered under the Contracts on October 30, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page above. The Accumulation Unit Value for each of these Variable Sub-Accounts was initially set at $10.000. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.95% and an administrative expense charge of 0.10%.

                           54      PROSPECTUS

APPENDIX B
CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT
-------------------------------------------------------------------

EXAMPLE 1. In this example, assume that the oldest Owner is age 65 at the time the Contract is issued and elects the Enhanced Earnings Death Benefit Option when the Contract is issued. The Owner makes an initial puchase payment of $100,000. After four years, the Owner dies. On the date Allstate Life receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Owner did not make any additional purchase payments or take any withdrawals.

    Excess-of-Earnings Withdrawals = $0

    In-Force Premium = $100,000 ($100,000 + $0 - $0)

    Death Benefit Earnings = $25,000 ($125,000 - $100,000)

    Enhanced Earnings Death Benefit = 40% X $25,000 = $10,000.

Since Death Benefit Earnings are less than In-Force Premium, the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 2. In the second example, assume the same facts as above, except that the Owner has taken a withdrawal of $10,000 during the second year of the Contract. At the time the withdrawal is taken, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the Death Benefit Earnings at the time of the ithdrawal. The Contract Value on the date Allstate Life receives Due Proof of Death will be assumed to be $114,000.

    Excess of Earnings Withdrawals = $5,000 ($10,000 - $5,000)

    In-Force Premium = $95,000 ($100,000 + $0 - $5,000)

    Death Benefit Earnings = $19,000 ($114,000 - $95,000)

    Enhanced Earnings Death Benefit = 40% X $19,000 = $7,600.

Since Death Benefit Earnings are less than In-Force Premium, the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 3. This third example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Option after the Contract has been issued and the effect of later purchase payments. In this example, assume that the oldest Owner is age 75 at the time the Enhanced Earnings Death Benefit is elected. At the time the Contract is issued, the Owner makes a purchase payment of $100,000. After two years pass, the Owner elects to add the Enhanced Earnings Death Benefit Option. On the date this Option is added, the Contract Value is $110,000. Two years later, the Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Owner makes an additional purchase payment of $40,000. A year later, the Owner dies with a Contract Value of $140,000 on the date we receive Due Proof of Death.

    Excess of Earnings Withdrawals = $30,000 ($50,000 - $20,000)

    In-Force Premium = $120,000 ($110,000 + $40,000 - $30,000)

    Death Benefit Earnings = $20,000 ($140,000 - $120,000)

    Enhanced Earnings Death Benefit = 25% of $20,000 = $5,000.

In this example, In-Force Premium is the Contract Value on the date the Rider was issued plus all later withdrawals and minus Excess-of-Earnings withdrawals. Since Death Benefit Earnings are less than In-Force Premium, the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.

                           55      PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
-------------------------------------------------------------------

                                               PAGE
-----------------------------------------------------
ADDITIONS, DELETIONS OR SUBSTITUTIONS OF
INVESTMENTS
-----------------------------------------------------
THE CONTRACT
-----------------------------------------------------
   Purchases
-----------------------------------------------------
   Tax-free Exchanges (1035 Exchanges,
   Rollovers and Transfers)
-----------------------------------------------------
PERFORMANCE INFORMATION
-----------------------------------------------------
   Calculation of Accumulation Unit Values
-----------------------------------------------------
   Calculation of Variable Income Payments
-----------------------------------------------------

-----------------------------------------------------
                                               PAGE

GENERAL MATTERS
-----------------------------------------------------
   Incontestability
-----------------------------------------------------
   Settlements
-----------------------------------------------------
   Safekeeping of the Variable Account's
   Assets
-----------------------------------------------------
   Premium Taxes
-----------------------------------------------------
   Tax Reserves
-----------------------------------------------------
EXPERTS
-----------------------------------------------------
APPENDIX A -- ACCUMULATION UNIT VALUES
-----------------------------------------------------
FINANCIAL STATEMENTS
-----------------------------------------------------

                         ------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                           56      PROSPECTUS

                         Allstate Life Insurance Company
                 Allstate Financial Advisors Separate Account I

                                   Supplement
                          dated January 1, 2003 to the
           Morgan Stanley Variable Annuity II AssetManager Prospectus
                                dated May 1, 2002

This supplement amends certain information contained in the prospectus for the Morgan Stanley Variable Annuity II AssetManager Contracts ("Contracts"), formerly issued by Northbrook Life Insurance Company ("Northbrook"). Please read this supplement carefully and retain it for future reference together with your prospectus. All capitalized terms have the same meaning as those included in the prospectus.

Merger of Northbrook with Allstate Life

Effective January 1, 2003, Northbrook merged with and into its parent company, Allstate Life Insurance Company ("Allstate Life"). The merger of Northbrook and Allstate Life (the "Merger") was approved by the boards of directors of Allstate Life and Northbrook. The Merger also received regulatory approval from the Departments of Insurance of the States of Arizona and Illinois, the states of domicile of Northbrook and Allstate Life, respectively. On the date of the Merger, Allstate Life acquired from Northbrook all of Northbrook's assets and became directly liable for Northbrook's liabilities and obligations with respect to all Contracts issued by Northbrook.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the company that guarantees your Contract benefits from Northbrook to Allstate Life. You will receive certificate endorsements from Allstate Life that reflect the change from Northbrook to Allstate Life. The Merger also did not result in any adverse tax consequences for any Contract owners.

Separate Account Consolidation

Effective January 1, 2003, and in connection with the Merger, Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II combined with and into the Allstate Financial Advisors Separate Account I ("Allstate Separate Account I"), and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The accumulation unit values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation.

As a result of the Merger and Consolidation, your prospectus is amended as follows:

Replace all references to "Northbrook" with "Allstate Life." Replace all references to "Northbrook Variable Annuity Account II" with "Allstate Financial Advisors Separate Account I." All references to "We," "Us," or "our" shall mean "Allstate." All references to "the Variable Account" shall mean "Allstate Financial Advisors Separate Account I."

Page 12: Under the heading "Financial Information" replace the last two sentences of the second paragraph with:

The financial statements of Allstate, Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, Northbrook Variable Annuity Account II, and the pro forma financial statements of Allstate Financial Advisors Separate Account I giving effect to the Consolidation on a pro forma basis also appear in the Statement of Additional Information. For a free copy of the Statement of Additional Information, please write or call us at 1-800-654-2397.

Pages 26: Under the heading "More Information," replace the sections entitled "Northbrook" and "The Variable Account" with the following:

ALLSTATE LIFE
Allstate Life is the issuer of the Contract. Allstate Life is an Illinois stock life insurance company organized in 1957. "Allstate Financial" is the marketing name used by Allstate Life to refer to the company and its affiliates and subsidiaries.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior), Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investors Service assigns an Aa2 (Excellent) financial strength rating to Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

The Variable Account

Allstate established the Allstate Financial Advisors Separate Account I in 1999. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate.

The Variable Account currently consists of multiple Variable Sub-Accounts. Each Variable Sub-Account offered under this Contract invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

MORGAN STANLEY VARIABLE ANNUITY II ASSETMANAGER

ALLSTATE LIFE INSURANCE COMPANY
300 N. MILWAUKEE AVE.
VERNON HILLS, IL 60001
TELEPHONE NUMBER: 1-800-654-2397              PROSPECTUS DATED JANUARY 1, 2003
 -------------------------------------------------------------------------------
Allstate Life Insurance Company ("Allstate Life") is offering the Morgan Stanley Variable Annuity II AssetManager, an individual and group flexible premium deferred variable annuity contract ("CONTRACT"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference. New Contracts may not be purchased in all states. Please check with your Morgan Stanley Financial Advisor for current availability. If you have already purchased the Contract you may continue to add to it.

The Contract offers 35 investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include 35 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Financial Advisors Separate Account I ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of portfolios ("PORTFOLIOS") of the following mutual funds ("FUNDS"):

MORGAN STANLEY VARIABLE  INVESTMENT    AIM VARIABLE INSURANCE FUNDS (SERIES I)
 SERIES (CLASS X SHARES)               ALLIANCE VARIABLE PRODUCTS SERIES FUND,
THE UNIVERSAL INSTITUTIONAL FUNDS,      INC.
 INC.                                      (CLASS B  SHARES)
VAN KAMPEN LIFE INVESTMENT TRUST       LSA VARIABLE SERIES TRUST
                                       PUTNAM VARIABLE TRUST (CLASS IB SHARES)


WE (Allstate Life) have filed a Statement of Additional Information, dated January 1, 2003, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page ___ of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally a part of this prospectus, at the SEC's Web site.


                    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                    DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS,
    IMPORTANT       NOR HAS IT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A
     NOTICES        FEDERAL CRIME.

                    INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS,
                    INCLUDING POSSIBLE LOSS OF PRINCIPAL.

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                 PAGE

--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
  Important Terms
--------------------------------------------------------------------------------
  The Contract at a Glance
--------------------------------------------------------------------------------
  How the Contract Works
--------------------------------------------------------------------------------
  Expense Table
--------------------------------------------------------------------------------
  Financial Information
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
  The Contract
--------------------------------------------------------------------------------
  Purchases
--------------------------------------------------------------------------------
  Contract Value
--------------------------------------------------------------------------------
  Investment Alternatives
--------------------------------------------------------------------------------
     The Variable Sub-Accounts
--------------------------------------------------------------------------------
     The Fixed Account Options
--------------------------------------------------------------------------------
     Transfers
--------------------------------------------------------------------------------
  Expenses
--------------------------------------------------------------------------------

                                 PAGE

--------------------------------------------------------------------------------
  Access To Your Money
--------------------------------------------------------------------------------
  Income Payments
--------------------------------------------------------------------------------
  Death Benefits
--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------
  More Information:
--------------------------------------------------------------------------------
     Allstate Life
--------------------------------------------------------------------------------
     The Variable Account
--------------------------------------------------------------------------------
     The Portfolios
--------------------------------------------------------------------------------
     The Contract
--------------------------------------------------------------------------------
     Qualified Plans
--------------------------------------------------------------------------------
     Legal Matters
--------------------------------------------------------------------------------
  Taxes
--------------------------------------------------------------------------------
  Performance Information
--------------------------------------------------------------------------------
APPENDIX A - ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                 PAGE

--------------------------------------------------------------------------------
Accumulation Phase
--------------------------------------------------------------------------------
Accumulation Unit
--------------------------------------------------------------------------------
Accumulation Unit Value
--------------------------------------------------------------------------------
Allstate Life ("We")
--------------------------------------------------------------------------------
Annuitant
--------------------------------------------------------------------------------
Automatic Additions Program
--------------------------------------------------------------------------------
Automatic Portfolio Rebalancing Program
--------------------------------------------------------------------------------
Beneficiary
--------------------------------------------------------------------------------
Cancellation Period
--------------------------------------------------------------------------------
*Contract
--------------------------------------------------------------------------------
Contract Anniversary
--------------------------------------------------------------------------------
Contract Owner ("You")
--------------------------------------------------------------------------------
Contract Value
--------------------------------------------------------------------------------
Contract Year
--------------------------------------------------------------------------------
Death Benefit Anniversary
--------------------------------------------------------------------------------
Death Benefit Combination Option
--------------------------------------------------------------------------------
Dollar Cost Averaging Fixed Account Options
--------------------------------------------------------------------------------
Dollar Cost Averaging Program
--------------------------------------------------------------------------------
Due Proof of Death
--------------------------------------------------------------------------------
Enhanced Death Benefit Option
--------------------------------------------------------------------------------
Fixed Account Options
--------------------------------------------------------------------------------
                                 PAGE

--------------------------------------------------------------------------------
Free Withdrawal Amount
--------------------------------------------------------------------------------
Funds
--------------------------------------------------------------------------------
Income Plan
--------------------------------------------------------------------------------
Investment Alternatives
--------------------------------------------------------------------------------
Issue Date
--------------------------------------------------------------------------------
Payout Phase
--------------------------------------------------------------------------------
Payout Start Date
--------------------------------------------------------------------------------
Performance Benefit Combination Option
--------------------------------------------------------------------------------
Performance Death Benefit Option
--------------------------------------------------------------------------------
Performance Income Benefit Option
--------------------------------------------------------------------------------
Portfolios
--------------------------------------------------------------------------------
Qualified Contracts
--------------------------------------------------------------------------------
Right to Cancel
--------------------------------------------------------------------------------
SEC
--------------------------------------------------------------------------------
Settlement Value
--------------------------------------------------------------------------------
Systematic Withdrawal Program
--------------------------------------------------------------------------------
Valuation Date
--------------------------------------------------------------------------------
Variable Account
--------------------------------------------------------------------------------
Variable Sub-Account
--------------------------------------------------------------------------------
  *In certain states the Contract is available only as a group Contract. In these states, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.

THE CONTRACT AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.


FLEXIBLE PAYMENTS       You can purchase a Contract with an initial purchase
                        payment of $10,000 or more. You can add to your
                        Contract as often and as much as you like, but each
                        payment must be at least $100. You must maintain a
                        minimum account size of $500.
-------------------------------------------------------------------------------
RIGHT TO CANCEL         You may cancel your Contract within 20 days of receipt
                        or any longer period as your state may require
                        ("CANCELLATION PERIOD "). Upon cancellation, we will
                        return your purchase payments adjusted, to the extent
                        applicable law permits, to reflect the investment
                        experience of any amounts allocated to the Variable
                        Account, including the deduction of mortality and
                        expense risk charges and administrative expense
                        charges.
-------------------------------------------------------------------------------
EXPENSES                You will bear the following expenses:

                        .Total Variable Account annual fees equal to 1.59% of
                          average daily net assets (1.72% if you select the ENHANCED DEATH BENEFIT OPTION, the PERFORMANCE DEATH
                          BENEFIT OPTION, or the PERFORMANCE INCOME BENEFIT
                          OPTION, and 1.83% if you select the PERFORMANCE
                          BENEFIT COMBINATION OPTION, or the DEATH BENEFIT
                          COMBINATION OPTION)

                        .Annual contract maintenance charge of $35(waived in
                          certain cases)

                        .Withdrawal charges not to exceed 1% of purchase
                          payment(s) withdrawn (with certain exceptions)

                        .Transfer fee of $10 after 12th transfer in any
                          CONTRACT YEAR (fee currently waived.)

                        . State premium tax (if your state imposes one)

                        In addition, each Portfolio pays expenses that you will
                        bear indirectly if you invest in a Variable
                        Sub-Account.
-------------------------------------------------------------------------------
INVESTMENT              The Contract offers 35 investment alternatives
ALTERNATIVES            including:

                        .35 Variable Sub-Accounts investing in Portfolios
                          offering professional money management by these investment advisers:

                          . A I M Advisors, Inc.

                          . Alliance Capital Management, L.P.

                          . LSA Asset Management LLC

                          . Morgan Stanley Investment Advisors, Inc.

                          . Morgan Stanley Investments, L.P.

                          . Morgan Stanley Investment Management, Inc.

                          . Putnam Investment Management, Inc.

                          . Van Kampen Asset Management Inc.

                        To find out current rates being paid on the Fixed
                        Account Options, or to find out how the Variable
                        Sub-Accounts have performed, call us at 1-800-654-2397.
-------------------------------------------------------------------------------
SPECIAL SERVICES        For your convenience, we offer these special services:

                        . AUTOMATIC ADDITIONS PROGRAM

                        . AUTOMATIC PORTFOLIO REBALANCING PROGRAM

                        . DOLLAR COST AVERAGING PROGRAM

                        . SYSTEMATIC WITHDRAWAL PROGRAM
-------------------------------------------------------------------------------
INCOME PAYMENTS         You can choose fixed income payments, variable income
                        payments, or a combination of the two. You can receive
                        your income payments in one of the following ways:

                        . life income with guaranteed payments

                        .joint and survivor life income with guaranteed
                          payments

                        . guaranteed payments for a specified period
-------------------------------------------------------------------------------
DEATH BENEFITS          If you or the ANNUITANT dies before the PAYOUT START
                        DATE, we will pay the death benefit described in the
                        Contract. We also offer 3 Death Benefit Options.
-------------------------------------------------------------------------------
TRANSFERS               Before the Payout Start Date, you may transfer your
                        Contract value ("CONTRACT VALUE") among the investment
                        alternatives, with certain restrictions. Transfers must
                        be at least $100 or the total amount in the investment
                        alternative, whichever is less.

                        We do not currently impose a fee upon transfers.
                        However, we reserve the right to charge $10 per
                        transfer after the 12th transfer in each "CONTRACT
                        YEAR," which we measure from the date we issue your
                        contract or a Contract anniversary ("CONTRACT
                        ANNIVERSARY ")
-------------------------------------------------------------------------------
WITHDRAWALS             You may withdraw some or all of your Contract Value at
                        anytime during the Accumulation Phase. In general, you
                        must withdraw at least $100 at a time or the total
                        amount in the investment alternative, if less.
                        Withdrawals of earnings are taxed as ordinary income
                        and, if taken prior to age 59 1/2, may be subject to an
                        additional 10% federal tax penalty.  A withdrawal
                        charge also may apply.
-------------------------------------------------------------------------------

HOW THE CONTRACT WORKS
--------------------------------------------------------------------------------

The Contract basically works in two ways. First, the Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in up to 35 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or the Fixed Account Options. If you invest in the Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page ____. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

    ISSUE              ACCUMULATION PHASE                 PAYOUT      PAYOUT
    DATE                                                  START       PHASE
                                                           DATE
   ------------------------------------------------------------------------------------------------------
   You buy   You save for retirement                   You elect to   You can receive   Or you can
   a                                                   receive        income payments   receive income
   Contract                                            income         for a set         payments for life
                                                       payments or    period
                                                       receive a
                                                       lump sum
                                                       payment


As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-654-2397 if you have any question about how the Contract works.

EXPENSE TABLE
--------------------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.


CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments withdrawn)*

Number of Complete Years Since We Received the Payment Being        0      1
 Withdrawn
-------------------------------------------------------------------------------
Applicable Charge                                                   1%     0%
-------------------------------------------------------------------------------
Annual Contract Maintenance Charge                                  $35.00**
-------------------------------------------------------------------------------
Transfer Fee                                                         $10***
-------------------------------------------------------------------------------

  *Each Contract Year, you may withdraw up to 15% of the aggregate amount of your purchase payments as of the beginning of the Contract Year without incurring a withdrawal charge.

  ** We will waive this charge in certain cases. See "Expenses."

   *** Applies solely to the thirteenth and subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.


VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE
DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)
Basic Contract

Mortality and Expense Risk Charge                                        1.49%
-------------------------------------------------------------------------------
Administrative Expense Charge                                            0.10%
-------------------------------------------------------------------------------
Total Variable Account Annual Expense                                    1.59%
-------------------------------------------------------------------------------


With the Enhanced Death Benefit,

Mortality and Expense Risk Charge                                        1.62%
-------------------------------------------------------------------------------
Administrative Expense Charge                                            0.10%
-------------------------------------------------------------------------------
Total Variable Account Annual Expense                                    1.72%
-------------------------------------------------------------------------------

Performance Income Benefit or Performance Death Benefit Option

With the Performance Benefit Combination or the Death Benefit Combination Option

Mortality and Expense Risk Charge                                                1.73%
---------------------------------------------------------------------------------------
Administrative Expense Charge                                                    0.10%
---------------------------------------------------------------------------------------
Total Variable Account Annual Expense                                            1.83%
---------------------------------------------------------------------------------------

PORTFOLIO ANNUAL EXPENSES (after voluntary reductions and reimbursements for certain Portfolios)
(as a percentage of Portfolio average daily net assets) (1)

                                                                                                Total
                                                                                              Portfolio
                                                           Management  Rule 12b-1   Other      Annual
Portfolio                                                     Fees        Fees     Expenses   Expenses
--------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
--------------------------------------------------------------------------------------------------------
Aggressive Equity Portfolio                                  0.75%        N/A       0.09%       0.84%
--------------------------------------------------------------------------------------------------------
Dividend Growth Portfolio                                    0.54%        N/A       0.01%       0.55%
--------------------------------------------------------------------------------------------------------
Equity Portfolio                                             0.49%        N/A       0.02%       0.51%
--------------------------------------------------------------------------------------------------------
European Growth Portfolio                                    0.95%        N/A       0.07%       1.02%
--------------------------------------------------------------------------------------------------------
Global Advantage Portfolio                                   0.65%        N/A       0.10%       0.75%
--------------------------------------------------------------------------------------------------------
Global Dividend Growth Portfolio                             0.75%        N/A       0.05%       0.80%
--------------------------------------------------------------------------------------------------------
High Yield Portfolio                                         0.50%        N/A       0.09%       0.59%
--------------------------------------------------------------------------------------------------------
Income Builder Portfolio                                     0.75%        N/A       0.06%       0.81%
--------------------------------------------------------------------------------------------------------
Information Portfolio (2)                                    0.75%        N/A       0.87%       1.62%
--------------------------------------------------------------------------------------------------------
Limited Duration Portfolio (3)                               0.45%        N/A       0.20%       0.65%
--------------------------------------------------------------------------------------------------------
Money Market Portfolio                                       0.50%        N/A       0.01%       0.51%
--------------------------------------------------------------------------------------------------------
Pacific Growth Portfolio                                     0.95%        N/A       0.78%       1.73%
--------------------------------------------------------------------------------------------------------
Quality Income Plus Portfolio                                0.50%        N/A       0.03%       0.53%
--------------------------------------------------------------------------------------------------------
S&P 500 Index Portfolio                                      0.40%        N/A       0.06%       0.46%
--------------------------------------------------------------------------------------------------------
Strategist Portfolio                                         0.50%        N/A       0.02%       0.52%
--------------------------------------------------------------------------------------------------------
Utilities Portfolio                                          0.65%        N/A       0.02%       0.67%
--------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (4)
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity Portfolio         1.25%        N/A       0.87%       2.12%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth Portfolio                   0.55%        N/A       0.36%       0.91%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum Portfolio            0.80%        N/A       0.54%       1.34%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth Portfolio                  0.75%        N/A       0.64%       1.39%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value Portfolio                   0.75%        N/A       0.35%       1.10%
--------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate Portfolio                0.80%        N/A       0.35%       1.15%
--------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
--------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock Portfolio                            0.60%        N/A       0.21%       0.81%
--------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth Portfolio                     0.70%        N/A       0.06%       0.76%
--------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
--------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                           0.61%        N/A       0.24%       0.85%
--------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                         0.62%        N/A       0.26%       0.88%
--------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund (5)                             0.60%        N/A       0.25%       0.85%
--------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
--------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                                    0.75%       0.25%      0.11%       1.11%
--------------------------------------------------------------------------------------------------------
Alliance Growth and Income Portfolio                         0.63%       0.25%      0.04%       0.92%
--------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio                            1.00%       0.25%      0.04%       1.29%
--------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
--------------------------------------------------------------------------------------------------------
LSA Aggressive Growth Fund (6)                               0.95%        N/A       0.30%       1.25%
--------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES) (7)
--------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund                             0.46%       0.25%      0.05%       0.76%
--------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund                          0.76%       0.25%      0.18%       1.19%
--------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value Fund                               0.80%       0.25%      0.14%       1.19%
--------------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund                                       0.53%       0.25%      0.04%       0.82%
--------------------------------------------------------------------------------------------------------

1. Figures shown in the Table are for the year ended December 31, 2001 (except as otherwise noted).

2. The investment manager had agreed to assume all operating expenses and to waive the compensation provided for in its Investment Management Agreement until such time as the Portfolio had $50 million of net assets or December 31, 2001, whichever occurred first. With these assumptions and expense waivers in effect, "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were 0.00%, N/A, 0.00% and 0.00%, respectively.

The Investment Manager will not continue these expense waivers in 2002.
 Therefore, expenses in the above Table are estimated for 2002.

3. Effective May 1, 2002, the Short-Term Bond Portfolio changed its name to the Limited Duration Portfolio. For the period June 1, 2001 through December 31, 2001, the Investment Manager had agreed to waive its fee and reimburse operating expenses to the extent they exceeded 0.50% of daily net assets. With these expense waivers and reimbursements in effect, "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were 0.41%, N/A, 0.20% and 0.61%, respectively. "Other Expenses" do not include the effect of an expense offset of 0.06%. The Investment Manager will not continue these expense waivers in 2002. Therefore, expenses in the above Table are estimated for 2002.

4. "Total Portfolio Annual Expenses" listed in the table above reflect gross ratios prior to any voluntary waivers/ reimbursements of expenses by the adviser. For the year ended December 31, 2001, the management fee was reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolios' adviser to the extent "Total Portfolio Annual Expenses" exceed the following percentages: Emerging Markets Equity Portfolio 1.75%; Equity Growth Portfolio 0.85%; International Magnum Portfolio 1.15%; Mid Cap Growth Portfolio 1.05%; Mid Cap Value Portfolio 1.05%; U.S. Real Estate Portfolio 1.10%. The adviser may terminate this voluntary waiver at any time at its sole discretion. After such reductions, the "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were as follows:


                                                                      Total
                                  Management  Rule 12b-1   Other    Portfolio
Portfolio                            Fees        Fees     Expenses   Annual
                                                                    Expenses
-------------------------------------------------------------------------------

Morgan Stanley UIF Emerging Markets Equity           0.98%  N/A  0.87%   1.85%
Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth Portfolio           0.49%  N/A  0.36%   0.85%
-------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum Portfolio    0.62%  N/A  0.54%   1.16%
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth Portfolio          0.41%  N/A  0.64%   1.05%
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value Portfolio           0.70%  N/A  0.35%   1.05%
-------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate Portfolio        0.75%  N/A  0.35%   1.10%
-------------------------------------------------------------------------------



Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the adviser excludes from total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. Included in "Other Expenses" of the Emerging Markets Equity Portfolio and International Magnum Portfolio are 0.10% and 0.01% of such investment related expenses, respectively.

5. Effective May 1, 2002, the AIM V.I. Value Fund changed its name to the AIM V.I. Premier Equity Fund.

6. Figures shown are based on estimates for the current fiscal year. Under an expense limitation agreement ("Agreement"), the manager has agreed to reduce its fees or reimburse the Portfolio for expenses incurred above certain limits.
 Currently, this limit is set so that the Portfolio will not incur expenses (including interest, taxes, brokerage commissions and extraordinary expenses) that exceed the amount of its management fee plus 0.30% of its average daily net assets. Without these fee reductions or expense reimbursements, "Other Expenses" and "Total Portfolio Annual Expenses" for 2002 are expected to be
7.65% and 8.60%.   These reductions and reimbursements will remain in effect
until at least April 30, 2003. Under certain circumstances, the Agreement provides that, commencing June 1, 2002 and continuing for three years thereafter, the manager may recoup a certain amount of its fee reductions and reimbursements. The total amount of reimbursement, if any, paid in any year to the manager may not, however, cause "Total Portfolio Annual Expenses" to exceed the percentages listed in the table.

7. "Rule 12b-1 Fees" are restated to reflect an increase in Rule 12b-1 Fees effective April 30, 2001. Actual Rule 12b-1 Fees during the most recent fiscal year were 0.22%. See the Funds' prospectus for more information about Rule 12b-1 Fees payable under the Funds' distribution plan.


EXPENSE EXAMPLE
The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $1,000 in a Variable Sub-Account,

.. earned a 5% annual return on your investment,

.. surrendered your Contract, continued your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period, and

.. elected the Performance Benefit Combination Option or the Death Benefit
  Combination Option.

THE EXAMPLES ARE BASED ON THE EXPENSES SHOWN IN THE PORTFOLIO ANNUAL EXPENSES TABLE, WHICH REFLECTS CERTAIN WAIVER AND REIMBURSEMENT ARRANGEMENTS AS EXPLAINED IN THE FOOTNOTES TO THE TABLE. THE EXAMPLES ASSUME THOSE ARRANGEMENTS REMAIN IN EFFECT FOR THE PERIODS PRESENTED. THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.


                                                              1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
------------------------------------------------------------------------------------------------------------------------------
Aggressive Equity                                              $28               $ 86               $147                $310
------------------------------------------------------------------------------------------------------------------------------
Dividend Growth                                                $25               $ 77               $132                $281
------------------------------------------------------------------------------------------------------------------------------
Equity                                                         $25               $ 76               $130                $277
------------------------------------------------------------------------------------------------------------------------------
European Growth                                                $30               $ 92               $156                $328
------------------------------------------------------------------------------------------------------------------------------
Global Advantage                                               $27               $ 83               $142                $301
------------------------------------------------------------------------------------------------------------------------------
Global Dividend Growth                                         $28               $ 85               $145                $306
------------------------------------------------------------------------------------------------------------------------------
High Yield                                                     $26               $ 79               $134                $285
------------------------------------------------------------------------------------------------------------------------------
Income Builder                                                 $28               $ 85               $145                $307
------------------------------------------------------------------------------------------------------------------------------
Information                                                    $36               $110               $186                $384
------------------------------------------------------------------------------------------------------------------------------
Limited Duration                                               $26               $ 80               $137                $291
------------------------------------------------------------------------------------------------------------------------------
Money Market                                                   $25               $ 76               $130                $277
------------------------------------------------------------------------------------------------------------------------------
Pacific Growth                                                 $37               $113               $191                $394
------------------------------------------------------------------------------------------------------------------------------
Quality Income Plus                                            $25               $ 77               $131                $279
------------------------------------------------------------------------------------------------------------------------------
S&P 500 Index                                                  $24               $ 75               $127                $272
------------------------------------------------------------------------------------------------------------------------------
Strategist                                                     $25               $ 76               $131                $278
------------------------------------------------------------------------------------------------------------------------------
Utilities                                                      $26               $ 81               $138                $293
------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity                     $41               $125               $210                $429
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth                               $29               $ 88               $150                $317
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum                        $33               $101               $172                $358
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth                              $34               $103               $174                $363
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value                               $31               $ 94               $160                $335
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate                            $31               $ 96               $162                $340
------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock                                        $28               $ 85               $145                $307
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth                                 $27               $ 84               $143                $302
------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
------------------------------------------------------------------------------------------------------------------------------
AIM V. I. Capital Appreciation                                 $28               $ 87               $147                $311
------------------------------------------------------------------------------------------------------------------------------
AIM V. I. Growth                                               $29               $ 87               $149                $314
------------------------------------------------------------------------------------------------------------------------------
AIM V. I. Premier Equity                                       $28               $ 87               $147                $311
------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth                                                $31               $ 94               $160                $336
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income                                     $29               $ 89               $151                $318
------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth                                        $33               $100               $169                $354
------------------------------------------------------------------------------------------------------------------------------


                                  10 PROSPECTUS

                                                              1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
------------------------------------------------------------------------------------------------------------------------------
LSA Aggressive Growth                                          $32               $ 99               $167                $350
------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income                                    $27               $ 84               $143                $302
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth                                 $32               $ 97               $164                $344
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value                                      $32               $ 97               $164                $344
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager                                              $28               $ 86               $146                $308
------------------------------------------------------------------------------------------------------------------------------

PLEASE REMEMBER THAT YOU ARE LOOKING AT AN EXAMPLE AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED. THE ABOVE EXAMPLE ASSUMES THE ELECTION OF THE PERFORMANCE BENEFIT COMBINATION OPTION, OR THE DEATH BENEFIT COMBINATION OPTION, WITH A MORTALITY AND EXPENSE RISK CHARGE OF 1.73%. IF THOSE OPTIONS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. TO REFLECT THE CONTRACT MAINTENANCE CHARGE IN THE EXAMPLES, WE ESTIMATED AN EQUIVALENT PERCENTAGE CHARGE, BASED ON AN ASSUMED AVERAGE CONTRACT SIZE OF $53,512.

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-Account has a separate value for its Accumulation Units we call the "ACCUMULATION UNIT VALUE." Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund.

Attached as Appendix A to this prospectus are tables showing the Accumulation Unit Values of each Variable Sub-Account since the date we first offered the Contracts. To obtain additional detail on each Variable Sub-Account's finances, please refer to the Variable Account's financial statements contained in the Statement of Additional Information. The financial statements of Allstate Life also appear in the Statement of Additional Information.

Prior to January 1, 2003, the Contracts were issued by Northbrook Life Insurance Company ("Northbrook") through Northbrook Variable Annuity Account II. As a result of the merger of Northbrook into Allstate Life, including the merger of Northbrook Variable Annuity Account II into the Variable Account, described under "More Information," below, the Contracts are now issued by Allstate Life through the Variable Account. For more information, see the Statement of Additional Information, which contains the financial statements of Northbrook Variable Annuity Account II, Northbrook Variable Annuity Account I (another Northbrook separate account that merged into the Variable Account), and pro forma statements of net assets showing the effect of the merger of Northbrook Variable Annuity Account II and Northbrook Variable Annuity Account I into the Variable Account.

THE CONTRACT
--------------------------------------------------------------------------------


CONTRACT OWNER
The Variable Annuity II AssetManager is a contract between you, the Contract owner, and Allstate Life, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan you want to use to receive retirement income,

.. the Owner, while the Annuitant is alive,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

.. any other rights that the Contract provides.

If you die, any surviving Contract owner, or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-natural person and a natural person. If the Contract owner is a Grantor Trust, the Contract owner will be considered a non-living person for purposes of this section and the Death Benefits section. The age of the oldest Contract Owner cannot exceed 90 as of the date we receive the completed application.

Changing ownership of this contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.

You can use the Contract with or without a qualified plan. A "qualified plan" is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract used with a qualified plan. See "Qualified Plans" on page __.


ANNUITANT
The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). The Annuitant must be a natural person. The age of the oldest Annuitant cannot exceed 90 as of the date we receive the completed application.

You initially designate an Annuitant in your application. If the Contract owner is a natural person, you may change the Annuitant at any time prior to the Payout Start Date. Once we receive your change request, any change will be effective at the time you sign the written notice. We are not liable for any payment we make or other action we take before receiving any written request from you. Before the Payout Start Date, you may designate a joint Annuitant, who is a second person on whose life income payments depend. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be the youngest Contract owner, otherwise, the youngest Beneficiary, unless the Contract owner names a different Annuitant.


BENEFICIARY
The Beneficiary is the person who may, in accordance with the terms of the Contract, elect to receive the death benefit or become the new Contract Owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may also name one or more contingent Beneficiaries who will receive any death benefit or guaranteed income benefit if there are no surviving primary Beneficiaries upon the death of the sole surviving Contract owner. You may change or add Beneficiaries at any time by writing to us, unless you have designated an irrevocable Beneficiary. We will provide a Change of Beneficiary form to be signed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly.

If you did not name a Beneficiary or, if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

.. your spouse, if he or she is still alive, otherwise

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If more than one Beneficiary survives you, (or the Annuitant, if the Contract owner is not a natural person) we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.




MODIFICATION OF THE CONTRACT
Only a Allstate Life officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
No owner has a right to assign any interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH YOUR ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


PURCHASES
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $10,000. We may increase or decrease this minimum in the future. You may make additional purchase payments of at least $100 at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept. We also reserve the right to reject any application. The Contract may not be available for sale in all states.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of at least $100 by automatically transferring amounts from your bank account or your Morgan Stanley Active Assets
(TM) Account. Please consult your Morgan Stanley Financial Advisor for details.


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percentages that total 100% or in whole dollars. The minimum you may allocate to any investment alternative is $100. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our headquarters. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract on the business day that we receive the purchase payment at our headquarters.

We use the term "BUSINESS DAY" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL
You may cancel the Contract within the Cancellation Period, which is the 20-day period after you receive the Contract or such longer period as your state may require. If you exercise this Right to Cancel, the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account Options. We also will return your purchase payments allocated to the Variable Account after an adjustment, to the extent applicable law permits, to reflect investment gain or loss, including the deduction of mortality and expense risk charges and administrative expense charges, that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you.

If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.






CONTRACT VALUE
--------------------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

.. changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

.. the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges, and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a second set of Accumulation Unit Values that reflect the cost of the Enhanced Death Benefit Option, the Performance Death Benefit Option, or the Performance Income Benefit Option, and a third set of Accumulation Unit Values that reflect the cost of the Performance Benefit Combination Option and Death Benefit Combination Option.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
You may allocate your purchase payments to up to 35 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.


PORTFOLIO:               EACH PORTFOLIO SEEKS:         INVESTMENT ADVISER:
-------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
-------------------------------------------------------------------------------
Aggressive Equity        Capital growth
 Portfolio
-------------------------------------------------------
Dividend Growth          Reasonable current income
 Portfolio                and long-term growth of
                          income and capital
-------------------------------------------------------
Equity Portfolio         Growth of capital and, as a
                          secondary objective, income
                          when consistent with its
                          primary objective.
-------------------------------------------------------
European Growth          Maximum capital appreciation
 Portfolio                on its investments
-------------------------------------------------------
Global Advantage         Long-term capital growth
 Portfolio
-------------------------------------------------------MORGAN STANLEY
Global Dividend Growth   Reasonable current income     INVESTMENT ADVISORS,
 Portfolio                and long-term growth of      INC.
                          income and capital
-------------------------------------------------------
High Yield Portfolio     High current income and, as
                          a secondary objective,
                          capital appreciation when
                          consistent with its primary
                          objective
-------------------------------------------------------
Income Builder           Reasonable income and, as a
 Portfolio                secondary objective, growth
                          of capital
-------------------------------------------------------
Information Portfolio    Long-term capital
                          appreciation
-------------------------------------------------------
Limited Duration         High current income
 Portfolio                consistent with
                          preservation of capital
-------------------------------------------------------
Money Market Portfolio   High current income,
                          preservation of capital,
                          and liquidity
-------------------------------------------------------
Pacific Growth           Maximum capital appreciation
 Portfolio                on its investments
-------------------------------------------------------------------------------
Quality Income Plus      High current income and, as
 Portfolio                a secondary objective,
                          capital appreciation when
                          consistent with its primary
                          objective
-------------------------------------------------------
S&P 500 Index Portfolio  Investment results that,
                          before expenses, correspond
                          to the total return of the
                          Standard and Poor's 500
                          Composite Stock Price Index
-------------------------------------------------------
Strategist Portfolio     High total investment return
-------------------------------------------------------
Utilities Portfolio      Current income and long-term
                          growth of income and
                          capital
-------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
-------------------------------------------------------------------------------
Morgan Stanley UIF       Long-term capital
 Emerging Markets         appreciation
 Equity Portfolio
-------------------------------------------------------
Morgan Stanley UIF       Long-term capital
 Equity Growth            appreciation                 MORGAN STANLEY
 Portfolio                                             INVESTMENT MANAGEMENT
-------------------------------------------------------
Morgan Stanley UIF       Long-term capital
 International Magnum     appreciation
 Portfolio
-------------------------------------------------------
Morgan Stanley UIF Mid   Long-term capital growth
 Cap Growth Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF U.S.  Above-average current income
 Real Estate Portfolio    and long-term capital
                          appreciation
-------------------------------------------------------
Morgan Stanley UIF Mid   Above-average total return    MORGAN STANLEY
 Cap Value Portfolio      over a market cycle of       INVESTMENTS, L.P.
                          three to five years
-------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I)
-------------------------------------------------------------------------------
   Van Kampen LIT        Capital growth and income
 Comstock Portfolio
-------------------------------------------------------------------------------
Van Kampen LIT Emerging  Capital appreciation          VAN KAMPEN ASSET
 Growth Portfolio                                      MANAGEMENT INC.
-------------------------------------------------------------------------------
AIM Variable Insurance
 Funds* (Series I)
-------------------------------------------------------------------------------
AIM V. I. Capial         Growth of capital             A I M ADVISORS, INC.
 Appreciation Fund
-------------------------------------------------------
AIM V. I. Growth Fund    Growth of capital
-------------------------------------------------------
AIM V. I. Premier        Long-term growth of capital.
 Equity Fund               Income is a secondary
                          objective.
-------------------------------------------------------------------------------
ALLIANCE VARIALE
PRODUCTS SERIES FUND
(CLASS B SHARES)
-------------------------------------------------------------------------------
Alliance Growth          Long-term growth of capital
 Portfolio               Current income is incidental  ALLIANCE CAPITAL
                          to the Portfolio's           MANAGEMENT, L.P.
                          objective
-------------------------------------------------------
Alliance Growth and      Reasonable current income
 Income Portfolio         and reasonable opportunity
                          for appreciaiton
-------------------------------------------------------
Alliance Premier Growth  Growth of capital by
 Portfolio                pursuing aggressive
                          investment policies
-------------------------------------------------------------------------------
LSA Variable Series
 Trust
-------------------------------------------------------------------------------
LSA Aggressive Growth    Long-term capital growth      LSA ASET MANAGEMENT LLC
 Fund**
-------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST
(CLASS IB SHARES)
-------------------------------------------------------------------------------
Putnam VT Growth and     Capital growth and current
 Income Fund              income
-------------------------------------------------------
Putnam VT International  Capital appreciation          PUTNAM INVESTMENT
 Growth Fund                                           MANAGEMENT, LLC
-------------------------------------------------------
Putnam VT Small Cap      Capital appreciation
 Value Fund
-------------------------------------------------------
Putnam VT Voyager Fund   Capital appreciation
-------------------------------------------------------------------------------

*A Portfolio's investment objective may be changed by the Fund's Board of Trustees without shareholder approval.

** Sub-advised by Van Kampen Asset Management Inc.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT
--------------------------------------------------------------------------------

The Fixed Account options are not currently available. In the future, we may offer the Basic Dollar Cost Averaging Option and the 6 and 12 Month Dollar Cost Averaging Options described below. Please consult with your Morgan Stanley Financial Advisor for current information.

The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.


DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS
BASIC DOLLAR COST AVERAGING OPTION. You may establish a Dollar Cost Averaging Program, as described on pages 17-18, by allocating purchase payments to the Basic Dollar Cost Averaging Option. Purchase payments that you allocate to the Basic Dollar Cost Averaging Option will earn interest for a 1 year period at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation. After the one year period, we will declare a renewal rate which we guarantee for a full year. Subsequent renewal dates will be every twelve months for each purchase payment. Renewal rates will not be less than the minimum guaranteed rate found in the Contract.

You may not transfer funds from other investment alternatives to the Basic Dollar Cost Averaging Option.

6 AND 12 MONTH DOLLAR COST AVERAGING OPTIONS. In the future, we may offer 6 and 12 month dollar cost averaging options. Under these options, you may establish a Dollar Cost Averaging Program by allocating purchase payments to the Fixed Account either for 6 months (the "6 Month Dollar Cost Averaging Option") or for 12 months (the "12 Month Dollar Cost Averaging Option"). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. The crediting rates for the 6 and 12 Month Dollar Cost Averaging Options will never be less than 3% annually.

You must transfer all of your money out of the 6 or 12 Month Dollar Cost Averaging Options to the Variable Sub-Accounts in equal monthly installments. If you discontinue a 6 or 12 Month Dollar Cost Averaging Option prior to last scheduled transfer, we will transfer any remaining money immediately to the Money Market Variable Sub-Account, unless you request a different Variable Sub-Account.

You may not transfer funds from other investment alternatives to the 6 or 12 Month Dollar Cost Averaging Options.

Transfers out of the Dollar Cost Averaging Fixed Account Options do not count towards the 12 transfers you can make without paying a transfer fee.

We may declare more than one interest rate for different monies based upon the date of allocation to the Dollar Cost Averaging Fixed Account Options. For availability and current interest rate information, please contact your Morgan Stanley Financial Advisor or our customer support unit at 1-800-654-2397.


INVESTMENT ALTERNATIVES: TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer the Contract Value among the investment alternatives. You may not transfer Contract Value into any of the Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provide or by telephone according to the procedure described below. The minimum amount that you may transfer is $100 or the total amount in the investment alternative, whichever is less. We currently do not assess, but reserve the right to assess, a $10 charge on each transfer in excess of 12 per Contract Year. We will notify you at least 30 days before we begin imposing the transfer charge. We treat transfers to or from more than one Portfolio on the same day as one transfer.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.


EXCESSIVE TRADING LIMITS
For Contracts issued after May 2, 1999, we reserve the right to limit transfers among the Variable Sub-Accounts if we determine, in our sole discretion, that transfers by one or more Contract owners would be to the disadvantage of other Contract owners. We may limit transfers by taking such steps as:

.. imposing a minimum time period between each transfer,

.. refusing to accept transfer requests of an agent acting under a power of attorney on behalf of more than one Contract owner, or

.. limiting the dollar amount that a Contract owner may transfer between the Variable Sub-Accounts and the Fixed Account Options at any one time.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. You may not, however, convert any portion of your right to receive fixed income payments into variable income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. Your transfers must be at least 6 months apart.


TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-654-2397 if you first send us a completed authorization form. The cut off time for telephone transfer requests is 3:00 p.m. Central Time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time. In the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a set amount every month (or other intervals we may offer) during the Accumulation Phase from any Variable Sub-Account or the Dollar Cost Averaging Fixed Account Options to any Variable Sub-Account. Transfers made through dollar cost averaging must be $100 or more.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for information on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account each quarter (or other intervals that we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

   Example:

  Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the High Yield Variable Sub-Account and 60% to be in the Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the High Yield

  Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the High Yield Variable Sub-Account and use the money to buy more units in the Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.




EXPENSES
--------------------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $35 contract maintenance charge from your Contract Value. This charge will be deducted on a pro-rata basis from each investment alternative in the proportion that your investment in each bears to your Contract Value. We also will deduct a full contract maintenance charge if you withdraw your entire Contract Value. During the Payout Phase, we will deduct the charge proportionately from each income payment.

 The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We cannot increase the charge. We will waive this charge if:

.. total purchase payments equal $50,000 or more, or

.. all of your money is allocated to the Fixed Account Options, as of the Contract Anniversary.

After the Payout Start Date, we will waive this charge if:

.. the Contract Value is $50,000 or more as of the Payout Start Date, or

.. all income payments are fixed amount income payments.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at an annual rate of 1.49% of the average daily net assets you have invested in the Variable Sub-Accounts (1.62% if you select either the Enhanced Death Benefit Option, the Performance Death Benefit Option or the Performance Income Benefit Option, and 1.73% if you select the Performance Benefit Combination Option or the Death Benefit Combination Option). The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Death Benefit Options and the Income Benefit Options to compensate us for the additional risk that we accept by providing these Options.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.


ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.


TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $10 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.


WITHDRAWAL CHARGE
We may assess a withdrawal charge of 1% of the purchase payment(s) you withdraw if the amount being withdrawn has been invested in the Contract for less than 1 year. However, during each Contract Year, you can withdraw up to 15% of the aggregate amount of your purchase payments as of the beginning of the Contract Year without paying the charge. Unused portions of this Free

Withdrawal Amount are not carried forward to future Contract Years.

 We will deduct withdrawal charges, if applicable, from the amount paid, unless you instruct otherwise. For purposes of the withdrawal charge, we will treat withdrawals as coming from purchase payments, starting with the oldest purchase payments first. Therefore, additional purchase payments may reduce your ability to withdraw earnings without incurring a withdrawal charge. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

.. on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

.. the death of the Contract owner or Annuitant (unless the Settlement Value is used); and

.. withdrawals taken to satisfy IRS minimum distribution rules for the Contract.
  This waiver does not apply to Contracts owned by an Individual Retirement Account.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

 Withdrawals also may be subject to tax penalties or income tax. You should consult your own tax counsel or other tax advisers regarding any withdrawals.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. At our discretion, we may discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

 At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract owner's value in the investment alternative bears to the total Contract Value.


DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES
We are not currently making a provision for taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the "Taxes" section.


OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see pages ___ and ___above. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative services we provide to the Portfolios.


ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" below.

You can withdraw money from the Variable Account and/ or the Fixed Account Options. The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our headquarters, less any withdrawal charges, contract maintenance charges, income tax withholding, penalty tax, and any premium taxes. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges and taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You have the opportunity to name the investment alternative(s) from which you are taking the withdrawal. If none are named, then we will withdraw the amount proportionately from the investment alternatives in which you are invested according to each alternative's percentage share of the Contract Value. In general, you must withdraw at least $100 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty.

The total amount paid at surrender may be more or less than the total purchase payments due to prior withdrawals, any deductions, and investment performance.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by law. Any interest would be payable from the date we receive the withdrawal request to the date we make the payment or transfer.






SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $100. We will deposit systematic withdrawal payments into the Contract owner's bank account or Morgan Stanley Active Assets Account. Please consult with your Morgan Stanley Financial Advisor for details.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty. Please consult your tax advisor before taking any withdrawal.

We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.


MINIMUM CONTRACT VALUE
If the amount you withdraw reduces your Contract Value to less than $1000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract.
 Before terminating any Contract whose value has been reduced by withdrawals to less than $1000, we will inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Contract's value to the contractual minimum of $1000. If we terminate your Contract, we will distribute to you its Contract Value less withdrawal and other applicable charges and taxes.


INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
The Payout Start Date is the day that money is applied to an Income Plan. The Payout Start Date must be:

.. at least 30 days after the Issue Date; and

.. no later than the first day of the calendar month after the Annuitant's 90th birthday, or the 10th Contract Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a chance, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An "Income Plan" is a series of payments on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years unless changed by the Contract owner. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

.. fixed income payments;

.. variable income payments; or

.. a combination of the two.

The three Income Plans are:

INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments.

INCOMEPLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. We will make payments for as long as either the Annuitant or joint Annuitant, named at the time of Income Plan selection, lives. If both the Annuitant and the joint Annuitant die before the selected number of guaranteed payments have been made, we will continue to pay the remainder of the guaranteed payments.

INCOME PLAN 3 - GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. A withdrawal charge may apply if the specified period is less than 10 years. We will deduct the mortality and expense risk charge from the assets of the Variable Account supporting this Income Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

We may make other Income Plans available including ones that you and we agree upon. You may obtain information about them by writing or calling us.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is still alive before we make each payment. Please note that under these Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to complete such variable income payments. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply.

You may apply your Contract Value to an Income Plan. If you elected the Performance Income Benefit Option or the Performance Benefit Combination Option, you may be able to apply an amount greater than your Contract Value to an Income Plan. You must apply at least the Contract Value in the Fixed Account Options on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account Options balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account Options to fixed income payments. We deduct applicable premium taxes from the Contract Value at the Payout Start Date.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

.. pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

.. we may reduce the frequency of your payments so that each payment will be at least $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience, and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios, and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate.

Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments. We reserve the right to make other annual investment rates available under the Contract.


FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1. deducting any applicable premium tax; and

 2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract, or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or such shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


PERFORMANCE INCOME BENEFIT
The Performance Income Benefit is an optional benefit that you may elect. Keep in mind that once you have selected an optional income or death benefit your ability to select a different option may be limited. At present, we do not permit you to simultaneously elect the Performance Income Benefit and the Death Benefit Combination Option. We do, however, reserve the right to do so in the future. Please consult with your Financial Advisor concerning any such limitations before selecting any option. Further, if you select another option, the benefits under the new option on the date we issue the new option will equal the Contract Value. You will not retain or transfer the benefits of the earlier option. Please consult with your Financial Advisor concerning the effect of selecting a different option before doing so. We may discontinue offering this option at any time.

On the date we issue the rider for this benefit ("Rider Date"), the Performance Income Benefit is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Income Benefit to equal the greater of your Contract Value on that date or the most recently calculated Performance Income Benefit. We will also recalculate your Performance Income Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the Performance Income Benefit dollar-for-dollar. Withdrawals will reduce the Performance Income Benefit by an amount equal to:
(i) the Performance Income Benefit just before the withdrawal, multiplied by
(ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal.

In the absence of any withdrawals or purchase payments, the Performance Income Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or prior to the Payout Start Date.

We will recalculate the Performance Income Benefit as described above until the oldest Contract owner or Annuitant (if the Contract owner is not a natural person) attains age 85. After age 85, we will only recalculate the Performance Income Benefit to reflect additional purchase payments and withdrawals.

If you select the Performance Income Benefit Option, the maximum age of any owner and annuitant as of the date we receive the completed application, or the date we receive the request to add the rider, whichever is later, cannot exceed age 75.

To exercise your Performance Income Benefit, you must apply it to an Income Plan. The Payout Start Date you select must begin on or after your tenth Contract Anniversary, after electing the benefit, and within 30 days after a Contract Anniversary. In addition, you must apply your Performance Income Benefit to an Income Plan that provides guaranteed payments for either a single or joint life for at least:

  1. 10 years, if the youngest Annuitant's age is 80 or less on the date you apply the Benefit, or

  2. 5 years, if the youngest Annuitant's age is greater than 80 on the date you apply the Benefit.

If your current Contract Value is higher than the Performance Income Benefit, you can apply the Contract Value to any Income Plan. The Performance Income Benefit may not be available in all states.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.




DEATH BENEFITS
--------------------------------------------------------------------------------

We will pay a death benefit if, prior to the Payout Start Date:

1. any Contract owner dies, or

2. the Annuitant dies.

We will pay the death benefit to the new Contract owner who is determined immediately after the death. The new

Contract owner ("New Owner") would be a surviving Contract owner(s) or, if none, the Beneficiary(ies). In the case of the death of an Annuitant, we will pay the death benefit to the current Contract owner. A request for payment of the death benefit must include "DUE PROOF OF DEATH." We will accept the following documentation as Due Proof of Death:

.. a certified copy of a death certificate,

.. a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

.. any other proof acceptable to us.


DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, if we receive a complete request for payment of the death benefit within 180 days of the date of death, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments made less any amounts deducted in connection with partial withdrawals (including any applicable withdrawal charges or premium taxes), or

3. the Contract Value on the most recent DEATH BENEFIT ANNIVERSARY prior to the date we determine the death benefit, plus any purchase payments and less any amounts deducted in connection with any partial withdrawals since that Death Benefit Anniversary.

If we do not receive a complete request for payment of the death benefit within 180 days of the date of death, the death benefit is equal to the Contract Value as of the date we determine the death benefit. We reserve the right to waive the 180 day limit on a non-discriminatory basis.

A "Death Benefit Anniversary" is every 6th Contract Anniversary beginning with the 6th Contract Anniversary. For example, the 6th, 12th and 18th Contract Anniversaries are the first three Death Benefit Anniversaries.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.


DEATH BENEFIT OPTIONS
The Enhanced Death Benefit, the Performance Death Benefit, the Performance Benefit Combination, and the Death Benefit Combination Options are optional benefits that you may elect.

Keep in mind that once you have selected an optional death benefit your ability to select a different option may be limited. Please consult with your Financial Advisor concerning any such limitations before selecting any option. Further, if you select another option, the benefits under the new option on the date we issue the new option will equal the Contract Value. You will not retain or transfer the benefits of the earlier option. Please consult with your Financial Advisor concerning the effect of selecting a different option before doing so.
 We may discontinue the offering of these options at any time.

If the Contract owner is a natural person, these Options apply only on the death of the Contract owner. If the Contract owner is not a natural person, these Options apply only on the death of the Annuitant. For Contracts with a death benefit option, the death benefit will be the greater of (1) through (3) above, or (4) the death benefit option you selected. If we do not receive a complete request for settlement of the death benefit within 180 days of the date of death, the death benefit option will not apply and the death benefit will be equal to the Contract Value as of the date we determine the death benefit. The death benefit options may not be available in all states.


ENHANCED DEATH BENEFIT OPTION
The Enhanced Death Benefit on the date we issue the rider for this option ("Rider Date") is equal to the Contract Value. On the first Contract anniversary after the Rider Date, the Enhanced Death Benefit is equal to the Contract Value on the Rider Date plus interest at an annual rate of 5% per year for the portion of the year since the Rider Date. On each subsequent Contract Anniversary, but not beyond the Contract Anniversary preceding the oldest Contract owners' 75th birthdays, we will recalculate the Enhanced Death Benefit as follows:

 First, we multiply the Enhanced Death Benefit as of the prior Contract Anniversary by 1.05. This results in an increase of 5% annually. Further, for all ages, we will adjust the Enhanced Death Benefit on each Contract Anniversary, or upon receipt of a death claim, as follows:

.. For cash withdrawal, we will reduce the Enhanced Death Benefit by the following withdrawal adjustment. The withdrawal adjustment is equal to (i) divided by (ii), with the result multiplied by (ii), when:

   (i) = withdrawal amount

   (ii) = the Contract Value just before the withdrawal,

   (iii) = the most recently calculated Enhanced Death Benefit.

.. We will increase the Enhanced Death Benefit by any additional purchase payments since the prior Contract Anniversary.

If you select the Enhanced Death Benefit Option, the maximum age of any owner, or annuitant if the owner is a non-natural person, on the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 70.

PERFORMANCE DEATH BENEFIT OPTION. The Performance Death Benefit on the date we issue the rider for this option ("Rider Date") is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Death Benefit to equal the greater of your Contract Value on that date, or the most recently calculated Performance Death Benefit.

We also will recalculate your Performance Death Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the Performance Death Benefit dollar-for-dollar. Withdrawals will reduce the Performance Death Benefit by an amount equal to: (i) the Performance Death Benefit immediately before the withdrawal, multiplied by
(ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal.

In the absence of any withdrawals or purchase payments, the Performance Death Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or before the date we calculate the death benefit.

We will recalculate the Performance Death Benefit as described above until the oldest Contract owner (the Annuitant, if the owner is not a natural person), attains age 85. After age 85, we will recalculate the Performance Death Benefit only to reflect additional purchase payments and withdrawals.

If you select the Performance Death Benefit Option, the maximum age of any owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 80.

DEATH BENEFIT COMBINATION OPTION. If you select the Death Benefit Combination Option, the death benefit payable will be the greater of the death benefits provided by the Enhanced Death Benefit or the Performance Death Benefit (both calculated until the oldest Contract owner, or Annuitant if the Contract owner is a non-natural person, attains age 85). After age 85, the death benefit payable will be adjusted to reflect purchase payments and withdrawals to the extent described under "Enhanced Death Benefit Option" and "Performance Death Benefit Option" above. We sometimes refer to the Death Benefit Combination Option as the "Best of the Best" death benefit option.

If you select the Death Benefit Combination Option, the maximum age of any Contract owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 80.

PERFORMANCE BENEFIT COMBINATION OPTION. You may elect the Performance Death Benefit in combination with the Performance Income Benefit. We call this the "Performance Benefit Combination Option."

 If you select the Performance Benefit Combination Option, the maximum age of any Contract owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 75.

 None of the death benefits under the Enhanced Death Benefit, the Performance Death Benefit, the Performance Benefit Combination, or the Death Benefit Combination Option will ever be greater than the maximum death benefit allowed by any nonforfeiture laws which govern the Contract.


DEATH BENEFIT PAYMENTS
If the New Owner is your spouse, the New Owner may:

1. elect to receive the death benefit in a lump sum, or

2. elect to apply the death benefit to an Income Plan. Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

.. the life of the New Owner;

.. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the New Owner; or

.. over the life of the New Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the New Owner.

If your spouse does not elect one of the options above, the Contract will continue in the Accumulation Phase as if the death had not occurred. If the contract is continued in the Accumulation Phase, the following restrictions apply:

  On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time).
   Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Date that we receive the complete request for settlement of the death benefit except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Money Market Variable Sub-Account.
   Within 30 days of the date the Conract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

   (i) transfer all or a portion of the excess among the Variable Sub-Accounts;

   (ii) transfer all or a portion of the excess into the Basic Dollar Cost Averaging Option; or

   (iii) transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Basic Dollar Cost Averaging Option.

  Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

The surviving spouse may make a single withdrawal of any amount within one year of the date of your death without incurring a withdrawal charge.

Only one spousal continuation is allowed under this Conract.

If the New Owner is a natural person, or if there are multiple natural person New Owners, and not your spouse, the New Owner may:

1. elect to receive the death benefit in a lump sum, or

2. elect to apply the death benefit to an Income Plan. Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

.. the life of the New Owner;

.. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the New Owner; or

.. over the life of the New Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the New Owner.

If the New Owner does not elect one of the options above, then the New Owner must receive the Contract Value payable within 5 years of your date of death.
 The Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the New Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the money market Variable Sub-Account. The New Owner may exercise all rights as set forth in the Transfers section during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Withdrawal charges will be waived for any withdrawals made during this 5 year period.

If the New Owner dies prior to the receiving all of the Contract Value, then the New Owner's named beneficiary(ies) will receive the greater of the Settlement Value or the remaining Contract Value. This amount must be received as a lump sum within 5 years of the date of the original Owner's death.

We reserve the right to offer additional options upon Death of Owner.

If the New Owner is a corporation, trust, or other non-natural person:

  (a)  The New Owner may elect to receive the death benefit in a lump sum; or

  (b) If the New Owner does not elect the option above, then the New Owner must receive the Contract Value payable within 5 years of your date of death. On the date we receive the complete request for payment of the death benefit, the Contract Value under this option will be the death benefit. Unless otherwise instructed by the New Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account.
   The New Owner may exercise all rights as set forth in the Transfers provision during this 5 year period.No additional purchase payments may be added to the Contract under this election. Withdrawal charges will be waived during this 5 year period.

We reserve the right to offer additional options upon death of Owner.

If any New Owner is a non-living person, all New Owners will be considered to be non-living persons for the above purposes.

Under any of these options, all ownership rights, subject to any restrictions previously placed upon the Beneficiary, are available to the New Owner from the date of your death to the date on which the death proceeds are paid.


DEATH OF ANNUITANT
 If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a living person, then the Contract will continue with a new Annuitant as designated by the Contract owner.

If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a non-natural person, the following apply:

  (a) The Contract owner may elect to receive the death benefit in a lump sum;
or

  (b) If the Contract owner does not elect the above option, then the Owner must receive the Contract Value payable within 5 years of the Annuitant's date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the Contract owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The Contract owner may then exercise all rights as set forth in the Transfers section during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Withdrawal Charges will be waived during this 5 year period.

We reserve the right to offer additional options upon Death of Annuitant.

The Contract Owner has 60 days from the date the Company receives Due Proof of Death to select an

Income Plan without incurring a tax on the entire gain in the Contract. If the Contract Owner elects to continue the Contract they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Contract Owner. An additional 10% federal tax penalty may apply if the Contract Owner is under age 59 1/2. Any amount included in the Contract Owner's gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions.




MORE INFORMATION
--------------------------------------------------------------------------------


ALLSTATE LIFE
Allstate Life is the issuer of the Contract. Prior to January 1, 2003, Northbrook Life Insurance Company ("Northbrook") issued the Contract. Effective January 1, 2003, Allstate Life merged with Northbrook ("Merger"). On the date of the Merger, Allstate Life acquired from Northbrook all of Northbrook's assets, and became directly liable for Northbrook's liabilities and obligations with respect to all contracts issued by Northbrook then outstanding. Allstate Life is an Illinois stock life insruance company organized in 1957. "Allstate Financial" is the marketing name used by allstate to refer to the company and its affiliates and subsidiaries. Allstate Life is currently licensed to operate in the District of Columbia, Puerto Rico and all states except New York. Our headquarters are located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, an Illinois stock property-liability insurance company. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior), Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investors Service assigns an Aa2 (Excellent) financial strength rating to Allstate Life. We may from time to time advertise these ratings in our sales literature.


THE VARIABLE ACCOUNT
Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. The Contracts were previously issued through Northbrook Variable Annuity Account II. Effective January 1, 2003, Allstate Financial Advisors Separate Account I combined with Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Arizona insurance law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE PORTFOLIOS
DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserves for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. We reserve the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolio shares held by any Variable Sub-Account. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACT

The Contracts are distributed exclusively by their principal underwriter, Morgan Stanley Inc., Morgan Stanley DW, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., is located at 1585 Broadway, New York, New York 10036. Morgan Stanley DW is a member of the New York Stock Exchange and the National Association of Securities Dealers.

We may pay up to a maximum sales commission of 2.0% of purchase payments and an annual sales administration expense of up to 1.5% of the average net assets of the Contracts to Morgan Stanley DW. In addition, Morgan Stanley DW may pay annually to its representatives, from its profits a persistency bonus that will take into account among other things, the length of time purchase payments have been held under the Contract and Contract Values.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account.

We provide the following administrative services, among others:

.. issuance of the Contracts;

.. maintenance of Contract owner records;

..  Contract owner services;

.. calculation of unit values;

.. maintenance of the Variable Account; and

.. preparation of Contract owner reports.

We will send you Contract statements at least annually prior to the Payout Start Date. Contract statements are currently being sent on a quarterly basis. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS
If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.


LEGAL MATTERS
Foley & Lardner, Washington, D.C., has advised Allstate Life on certain federal securities law matters. All matters of state law pertaining to the Contracts, including the validity of the Contracts and Allstate Life's right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate Life.

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE
Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate Life, and its operations form a part of Allstate Life, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate Life believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life does not intend to make provisions for any such taxes. If Allstate Life is taxed on investment income or capital gains of the Variable Account, then Allstate Life may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF ANNUITIES IN GENERAL
TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1. the Contract Owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Allstate Life is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "ADEQUATELY DIVERSIFIED" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract Owner during the taxable year. Although Allstate Life does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among a broader selection of investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. The Federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

1. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

2. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

3. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract Owner attains age 59 1/2,

2. made as a result of the Contract Owner's death or becoming totally disabled,

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

4. made under an immediate annuity, or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

TAX FREE EXCHANGES UNDER IRC SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract for a new non-qualified annuity contract. The Contract Owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax. Currently we do not allow assignments.

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.


TAX QUALIFIED CONTRACTS
The income on qualified plan and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Contracts may be used as investments with certain qualified plans such as:

.. Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the
  Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension Plans under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section
  408(p) of the Code;

.. Tax Sheltered Annuities under Section 403(b) of the Code;

.. Corporate and Self Employed Pension and Profit Sharing Plans under Sections
  401 and 403; and

.. State and Local Government and Tax-Exempt Organization Deferred Compensation
  Plans under Section 457.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above or to modify the Contract to conform with tax requirements. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM A QUALIFIED CONTRACT. If you make a partial withdrawal under a Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"QUALIFIED DISTRIBUTIONS" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"NONQUALIFIED DISTRIBUTIONS" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, qualified plans require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. It is possible that the Death Benefit could be viewed as violating the prohibition on investment in life insurance contracts, with the result that the Contract would not satisfy the requirements of an IRA. We believe that these regulations do not prohibit all forms of optional death benefits.

It is also possible that the certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract Owner attains age 59 1/2,

2. made as a result of the Contract Owner's death or total disability,

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

4. made pursuant to an IRS levy,

5. made for certain medical expenses,

6. made to pay for health insurance premiums while unemployed (only applies for IRAs),

7. made for qualified higher education expenses (only applies for IRAs), and

8. made for a first time home purchase (up to a $10,000 lifetime limit and only applies for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON QUALIFIED CONTRACTS. With respect to Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

INCOME TAX WITHHOLDING ON QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "ELIGIBLE ROLLOVER DISTRIBUTIONS." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "ELIGIBLE ROLLOVER DISTRIBUTIONS" unless you elect to make a "DIRECT ROLLOVER" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or,

3. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

4. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates from all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "ROLLED OVER" on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "ROLLED OVER" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS). Sections 408(p) and 401(k) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an IRA or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

TAX SHELTERED ANNUITIES. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 591/2,

.. separates from service,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate Life is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. Self-employed individuals may establish tax favored retirement plans for themselves and their employees. Such retirement plans (commonly referred to as "H.R.10" or "KEOGH") may permit the purchase of annuity contracts.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/ custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan.


PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

APPENDIX A
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED
                                              BASE POLICY
--------------------------------------------------------------------------------


For the Periods begining January 1* and ending December 31, (September 30 for 2002)    1998      1999      2000       2001
---------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
AGGRESSIVE EQUITY
 Accumulation Unit Value, Beginning of Period                                             -  $ 10.000  $ 14.450   $ 13.980
 Accumulation Unit Value, End of Period                                                   -  $ 14.450  $ 13.980   $  9.842
 Number of Units Outstanding, End of Period                                               -    11,455    98,550     78,751
DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.101  $  9.704   $ 10.058
 Accumulation Unit Value, End of Period                                            $ 10.101  $  9.704  $ 10.058   $  9.384
 Number of Units Outstanding, End of Period                                         147,314   441,792   586,657    491,889
EQUITY
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.273  $ 16.035   $ 13.834
 Accumulation Unit Value, End of Period                                            $ 10.273  $ 16.035  $ 13.834   $  9.957
 Number of Units Outstanding, End of Period                                          34,510   277,235   534,869    404,495
EUROPEAN GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.014  $ 11.454   $ 10.720
 Accumulation Unit Value, End of Period                                            $  9.014  $ 11.454  $ 10.720   $  8.676
 Number of Units Outstanding, End of Period                                          22,053    84,846   162,560    103,507
GLOBAL ADVANTAGE
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.568  $ 11.948   $  9.716
 Accumulation Unit Value, End of Period                                            $  9.568  $ 11.948  $  9.716   $  7.331
 Number of Units Outstanding, End of Period                                          17,570    59,367   137,800     87,826
GLOBAL DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.886  $ 11.156   $ 10.707
 Accumulation Unit Value, End of Period                                            $  9.886  $ 11.156  $ 10.707   $  9.879
 Number of Units Outstanding, End of Period                                          15,232    80,482    79,995     61,921
HIGH YIELD
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  8.866  $  8.610   $  5.744
 Accumulation Unit Value, End of Period                                            $  8.866  $  8.610  $  5.744   $  3.745
 Number of Units Outstanding, End of Period                                          93,600   183,538   124,910     82,977
INCOME BUILDER
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.685  $ 10.205   $ 10.062
 Accumulation Unit Value, End of Period                                            $  9.685  $ 10.205  $ 10.062   $ 10.131
 Number of Units Outstanding, End of Period                                          18,227    38,046    46,861     40,016
INFORMATION
 Accumulation Unit Value, Beginning of Period                                             -         -  $ 10.000   $  9.289
 Accumulation Unit Value, End of Period                                                   -         -  $  9.289   $  5.222
 Number of Units Outstanding, End of Period                                               -         -    54,105      1,393
LIMITED DURATION
 Accumulation Unit Value, Beginning of Period                                             -  $ 10.000  $ 10.050   $ 10.470
 Accumulation Unit Value, End of Period                                                   -  $ 10.050  $ 10.470   $ 10.996
 Number of Units Outstanding, End of Period                                               -    11,170     8,768     12,780
MONEY MARKET
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.153  $ 10.470   $ 10.931
 Accumulation Unit Value, End of Period                                            $ 10.153  $ 10.470  $ 10.931   $ 11.177
 Number of Units Outstanding, End of Period                                          81,705   326,539   267,768    306,856
PACIFIC GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.994  $ 17.972   $ 11.771
 Accumulation Unit Value, End of Period                                            $ 10.994  $ 17.972  $ 11.771   $  8.407
 Number of Units Outstanding, End of Period                                           1,450    16,849    25,984     16,616
QUALITY INCOME PLUS
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.359  $  9.775   $ 10.667
 Accumulation Unit Value, End of Period                                            $ 10.359  $  9.755  $ 10.667   $ 11.502
 Number of Units Outstanding, End of Period                                         178,028   353,126   432,406    397,468
S&P 500 INDEX
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.382  $ 12.286   $ 10.959
 Accumulation Unit Value, End of Period                                            $ 10.382  $ 12.286  $ 10.959   $  9.465
 Number of Units Outstanding, End of Period                                          35,394   167,065   328,022    251,684
STRATEGIST
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.343  $ 11.946   $ 11.952
 Accumulation Unit Value, End of Period                                            $ 10.343  $ 11.946  $ 11.952   $ 10.565
 Number of Units Outstanding, End of Period                                          70,036   198,638   324,724    269,136
UTILITIES
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.904  $ 12.096   $ 12.268
 Accumulation Unit Value, End of Period                                            $ 10.904  $ 12.096  $ 12.268   $  8.965
 Number of Units Outstanding, End of Period                                          46,349   137,439   237,119    155,258
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  8.119  $ 15.558   $  9.356
 Accumulation Unit Value, End of Period                                            $  8.119  $ 15.558  $  9.356   $  8.610
 Number of Units Outstanding, End of Period                                             123     8,933    28,385     18,419
MORGAN STANLEY UIF EQUITY GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.883  $ 13.564   $ 11.783
 Accumulation Unit Value, End of Period                                            $  9.883  $ 13.564  $ 11.783   $  9.844
 Number of Units Outstanding, End of Period                                          14,358    48,641   123,037     98,680
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  8.763  $ 10.797   $  9.307
 Accumulation Unit Value, End of Period                                            $  8.763  $ 10.797  $  9.307   $  7.392
 Number of Units Outstanding, End of Period                                           6,589    25,209    68,164     47,852
MORGAN STANLEY UIF MID CAP GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
MORGAN STANLEY UIF MID CAP VALUE
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -   $ 12.096
 Number of Units Outstanding, End of Period                                               -         -         -          -
MORGAN STANLEY UIF U.S. REAL ESTATE
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.115  $  8.839   $ 11.247
 Accumulation Unit Value, End of Period                                            $  9.115  $  8.839  $ 11.247   $ 12.158
 Number of Units Outstanding, End of Period                                           3,294    13,344    27,787     39,100
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK , CLASS I
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.510  $ 21.141   $ 18.696
 Accumulation Unit Value, End of Period                                            $ 10.510  $ 21.141  $ 18.696   $ 12.605
 Number of Units Outstanding, End of Period                                          10,947    90,139   245,349    211,770
AIM VARIABLE INVESTMENT FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
AIM V.I. GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
AIM V.I. PREMIER EQUITY
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
ALLIANCE GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
ALLIANCE GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
ALLIANCE PREMIER GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
PUTNAM VT INTERNATIONAL GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
PUTNAM VT SMALL CAP VALUE
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
PUTNAM VT VOYAGER
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -

For the Periods begining January 1* and ending December 31, (September 30 for 2002)     2002
---------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
AGGRESSIVE EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  9.842
 Accumulation Unit Value, End of Period                                             $  7.537
 Number of Units Outstanding, End of Period                                           45,747
DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.384
 Accumulation Unit Value, End of Period                                             $  7.085
 Number of Units Outstanding, End of Period                                          446,816
EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  9.957
 Accumulation Unit Value, End of Period                                             $  7.558
 Number of Units Outstanding, End of Period                                          372,290
EUROPEAN GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  8.676
 Accumulation Unit Value, End of Period                                             $  6.243
 Number of Units Outstanding, End of Period                                          104,021
GLOBAL ADVANTAGE
 Accumulation Unit Value, Beginning of Period                                       $  7.331
 Accumulation Unit Value, End of Period                                             $  5.309
 Number of Units Outstanding, End of Period                                           72,090
GLOBAL DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.879
 Accumulation Unit Value, End of Period                                             $  7.865
 Number of Units Outstanding, End of Period                                           58,565
HIGH YIELD
 Accumulation Unit Value, Beginning of Period                                       $  3.745
 Accumulation Unit Value, End of Period                                             $  3.328
 Number of Units Outstanding, End of Period                                           60,348
INCOME BUILDER
 Accumulation Unit Value, Beginning of Period                                       $ 10.131
 Accumulation Unit Value, End of Period                                             $  8.596
 Number of Units Outstanding, End of Period                                           30,141
INFORMATION
 Accumulation Unit Value, Beginning of Period                                       $  5.222
 Accumulation Unit Value, End of Period                                             $  2.483
 Number of Units Outstanding, End of Period                                           14,677
LIMITED DURATION
 Accumulation Unit Value, Beginning of Period                                       $ 10.470
 Accumulation Unit Value, End of Period                                             $ 11.228
 Number of Units Outstanding, End of Period                                           38,183
MONEY MARKET
 Accumulation Unit Value, Beginning of Period                                       $ 11.177
 Accumulation Unit Value, End of Period                                             $ 11.161
 Number of Units Outstanding, End of Period                                          257,352
PACIFIC GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  8.407
 Accumulation Unit Value, End of Period                                             $  6.617
 Number of Units Outstanding, End of Period                                           10,518
QUALITY INCOME PLUS
 Accumulation Unit Value, Beginning of Period                                       $ 11.502
 Accumulation Unit Value, End of Period                                             $ 11.767
 Number of Units Outstanding, End of Period                                          353,067
S&P 500 INDEX
 Accumulation Unit Value, Beginning of Period                                       $  9.465
 Accumulation Unit Value, End of Period                                             $  6.700
 Number of Units Outstanding, End of Period                                          202,563
STRATEGIST
 Accumulation Unit Value, Beginning of Period                                       $ 10.565
 Accumulation Unit Value, End of Period                                             $  8.948
 Number of Units Outstanding, End of Period                                          241,172
UTILITIES
 Accumulation Unit Value, Beginning of Period                                       $  8.965
 Accumulation Unit Value, End of Period                                             $  6.205
 Number of Units Outstanding, End of Period                                          133,064
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  8.610
 Accumulation Unit Value, End of Period                                             $  7.199
 Number of Units Outstanding, End of Period                                           17,832
MORGAN STANLEY UIF EQUITY GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.844
 Accumulation Unit Value, End of Period                                             $  6.633
 Number of Units Outstanding, End of Period                                           89,399
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
 Accumulation Unit Value, Beginning of Period                                       $  7.392
 Accumulation Unit Value, End of Period                                             $  5.753
 Number of Units Outstanding, End of Period                                           42,757
MORGAN STANLEY UIF MID CAP GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.123
 Number of Units Outstanding, End of Period                                            2,349
MORGAN STANLEY UIF
MID CAP VALUE
 Accumulation Unit Value, Beginning of Period                                       $ 12.096
 Accumulation Unit Value, End of Period                                             $  8.012
 Number of Units Outstanding, End of Period                                            7,634
MORGAN STANLEY UIF U.S. REAL ESTATE
 Accumulation Unit Value, Beginning of Period                                       $ 12.158
 Accumulation Unit Value, End of Period                                             $ 11.912
 Number of Units Outstanding, End of Period                                           27,177
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK , CLASS I
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.250
 Number of Units Outstanding, End of Period                                           44,617
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
 Accumulation Unit Value, Beginning of Period                                       $ 12.605
 Accumulation Unit Value, End of Period                                             $  8.643
 Number of Units Outstanding, End of Period                                          159,684
AIM VARIABLE INVESTMENT FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.400
 Number of Units Outstanding, End of Period                                            1,644
AIM V.I. GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  6.946
 Number of Units Outstanding, End of Period                                                0
AIM V.I. PREMIER EQUITY
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.145
 Number of Units Outstanding, End of Period                                            8,933
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
ALLIANCE GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.155
 Number of Units Outstanding, End of Period                                              133
ALLIANCE GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.785
 Number of Units Outstanding, End of Period                                            9,426
ALLIANCE PREMIER GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.586
 Number of Units Outstanding, End of Period                                            1,724
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.502
 Number of Units Outstanding, End of Period                                            3,998
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.771
 Number of Units Outstanding, End of Period                                            2,798
PUTNAM VT INTERNATIONAL GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.164
 Number of Units Outstanding, End of Period                                           13,648
PUTNAM VT SMALL CAP VALUE
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.229
 Number of Units Outstanding, End of Period                                            1,947
PUTNAM VT VOYAGER
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.616
 Number of Units Outstanding, End of Period                                            2,987

*The Contracts were first offered on July 20, 1998.  All of the Variable
   Sub-Accounts were first offered under the Contracts on July 20, 1998, except the Limited Duration and Aggressive Equity Variable Sub-Accounts, which commenced operations on May 3, 1999, the Information Sub-Account which commenced operations on November 6, 2000, and the Sub-Accounts with underlying portfolios of the AIM Variable Insurance Funds, Alliance Variable Products Series Fund and Putnam Variable Trust, and the Morgan Stanley UIF Mid Cap Growth, Morgan Stanley UIF Mid Cap Value, Van Kampen LIT Comstock and LSA Aggressive Growth Sub-Accounts which were first offered under the Contracts on May 1, 2002. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.49% and an administrative expense charge of 0.10%.

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED DEATH BENEFIT, PERFORMANCE DEATH BENEFIT OR PERFORMANCE INCOME BENEFIT OPTION
--------------------------------------------------------------------------------


For the Periods begining January 1* and ending December 31, (September 30 for 2002)    1998      1999      2000       2001
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
AGGRESSIVE EQUITY
 Accumulation Unit Value, Beginning of Period                                             -  $ 10.000  $ 14.440   $ 13.950
 Accumulation Unit Value, End of Period                                                   -  $ 14.440  $ 13.950   $  9.808
 Number of Units Outstanding, End of Period                                               -    40,515   169,792    146,885
DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.095  $  9.685   $ 10.026
 Accumulation Unit Value, End of Period                                            $ 10.095  $  9.685  $ 10.026   $  9.342
 Number of Units Outstanding, End of Period                                         165,990   662,841   676,030    595,066
EQUITY
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.267  $ 16.005   $ 13.790
 Accumulation Unit Value, End of Period                                            $ 10.267  $ 16.005  $ 13.790   $  9.912
 Number of Units Outstanding, End of Period                                          80,117   471,331   719,408    593,026
EUROPEAN GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.008  $ 11.432   $ 10.686
 Accumulation Unit Value, End of Period                                            $  9.008  $ 11.432  $ 10.686   $  8.638
 Number of Units Outstanding, End of Period                                         206,430   194,903   317,816    219,597
GLOBAL ADVANTAGE
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.562  $ 11.926   $  9.686
 Accumulation Unit Value, End of Period                                            $  9.652  $ 11.926  $  9.686   $  7.299
 Number of Units Outstanding, End of Period                                          24,807    72,820   186,984    126,986
GLOBAL DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.881  $ 11.135   $ 10.673
 Accumulation Unit Value, End of Period                                            $  9.881  $ 11.135  $ 10.673   $  9.835
 Number of Units Outstanding, End of Period                                          39,311   128,434   151,997    123,727
HIGH YIELD
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  8.861  $  8.593   $  5.726
 Accumulation Unit Value, End of Period                                            $  8.861  $  8.593  $  5.726   $  3.728
 Number of Units Outstanding, End of Period                                          38,215   123,235    97,153     95,027
INCOME BUILDER
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.679  $ 10.186   $ 10.030
 Accumulation Unit Value, End of Period                                            $  9.679  $ 10.186  $ 10.030   $ 10.085
 Number of Units Outstanding, End of Period                                          16,832    52,500    44,355     41,961
INFORMATION
 Accumulation Unit Value, Beginning of Period                                             -         -         -   $ 10.000
 Accumulation Unit Value, End of Period                                                   -         -         -   $  5.214
 Number of Units Outstanding, End of Period                                               -         -         -      5,812
LIMITED DURATION
 Accumulation Unit Value, Beginning of Period                                             -  $ 10.000  $ 10.040   $ 10.447
 Accumulation Unit Value, End of Period                                                   -  $ 10.040  $ 10.447   $ 10.958
 Number of Units Outstanding, End of Period                                               -    11,485    17,362     54,309
MONEY MARKET
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.147  $ 10.450   $ 10.896
 Accumulation Unit Value, End of Period                                            $ 10.147  $ 10.450  $ 10.896   $ 11.127
 Number of Units Outstanding, End of Period                                          85,827   436,501   507,405    390,317
PACIFIC GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.987  $ 17.938   $ 11.733
 Accumulation Unit Value, End of Period                                            $ 10.987  $ 17.938  $ 11.733   $  8.369
 Number of Units Outstanding, End of Period                                           1,623    38,449    53,153     33,317
QUALITY INCOME PLUS
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.353  $  9.737   $ 10.633
 Accumulation Unit Value, End of Period                                            $ 10.353  $  9.737  $ 10.633   $ 11.451
 Number of Units Outstanding, End of Period                                          52,778   249,824   240,877    253,101
S&P 500 INDEX
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.376  $ 12.263   $ 10.924
 Accumulation Unit Value, End of Period                                            $ 10.376  $ 12.263  $ 10.924   $  9.423
 Number of Units Outstanding, End of Period                                         104,952   349,707   461,674    370,671
STRATEGIST
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.337  $ 11.920   $ 11.914
 Accumulation Unit Value, End of Period                                            $ 10.337  $ 11.920  $ 11.914   $ 10.518
 Number of Units Outstanding, End of Period                                          24,056   162,824   255,791    232,782
UTILITIES
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.898  $ 12.073   $ 12.229
 Accumulation Unit Value, End of Period                                            $ 10.898  $ 12.073  $ 12.229   $  8.925
 Number of Units Outstanding, End of Period                                          33,289   165,102   237,119    165,598
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  8.114  $ 15.529   $  9.326
 Accumulation Unit Value, End of Period                                            $  8.114  $ 15.529  $  9.326   $  8.572
 Number of Units Outstanding, End of Period                                           3,925    16,698    23,245     15,996
MORGAN STANLEY UIF EQUITY GROWTH
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.877  $ 13.539   $ 11.746
 Accumulation Unit Value, End of Period                                            $  9.877  $ 13.539  $ 11.746   $  9.800
 Number of Units Outstanding, End of Period                                          17,925   104,259   160,415    117,282
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  8.758  $ 10.777   $  9.278
 Accumulation Unit Value, End of Period                                            $  8.758  $ 10.777  $  9.278   $  7.359
 Number of Units Outstanding, End of Period                                           9,575    30,807    54,387     60,763
MORGAN STANLEY UIF MID CAP GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
MORGAN STANLEY UIF MID CAP VALUE
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -   $ 12.092
 Number of Units Outstanding, End of Period                                               -         -         -          -
MORGAN STANLEY UIF U.S. REAL ESTATE
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $  9.110  $  8.822   $ 11.211
 Accumulation Unit Value, End of Period                                            $  9.110  $  8.822  $ 11.211   $ 12.104
 Number of Units Outstanding, End of Period                                          17,463    33,042    36.603     34,032
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
 Accumulation Unit Value, Beginning of Period                                      $ 10.000  $ 10.504  $ 21.101   $ 18.637
 Accumulation Unit Value, End of Period                                            $ 10.504  $ 21.101  $ 18.637   $ 12.548
 Number of Units Outstanding, End of Period                                          31,051   108,684   215,874    356,106
AIM VARIABLE INVESTMENT FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
AIM V.I. GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
AIM V.I. PREMIER EQUITY
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
ALLIANCE GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
ALLIANCE GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
ALLIANCE PREMIER GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
PUTNAM VT INTERNATIONAL GROWTH
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
PUTNAM VT SMALL CAP VALUE
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -
PUTNAM VT VOYAGER
 Accumulation Unit Value, Beginning of Period                                             -         -         -          -
 Accumulation Unit Value, End of Period                                                   -         -         -          -
 Number of Units Outstanding, End of Period                                               -         -         -          -

For the Periods begining January 1* and ending December 31, (September 30 for 2002)     2002
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
AGGRESSIVE EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  9.808
 Accumulation Unit Value, End of Period                                             $  7.504
 Number of Units Outstanding, End of Period                                          117,263
DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.342
 Accumulation Unit Value, End of Period                                             $  7.046
 Number of Units Outstanding, End of Period                                          514,068
EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  9.912
 Accumulation Unit Value, End of Period                                             $  7.517
 Number of Units Outstanding, End of Period                                          494,199
EUROPEAN GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  8.638
 Accumulation Unit Value, End of Period                                             $  6.209
 Number of Units Outstanding, End of Period                                          180,707
GLOBAL ADVANTAGE
 Accumulation Unit Value, Beginning of Period                                       $  7.299
 Accumulation Unit Value, End of Period                                             $  5.280
 Number of Units Outstanding, End of Period                                           98,498
GLOBAL DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.835
 Accumulation Unit Value, End of Period                                             $  7.822
 Number of Units Outstanding, End of Period                                          107,807
HIGH YIELD
 Accumulation Unit Value, Beginning of Period                                       $  3.728
 Accumulation Unit Value, End of Period                                             $  3.310
 Number of Units Outstanding, End of Period                                           63,283
INCOME BUILDER
 Accumulation Unit Value, Beginning of Period                                       $ 10.085
 Accumulation Unit Value, End of Period                                             $  8.549
 Number of Units Outstanding, End of Period                                           34,058
INFORMATION
 Accumulation Unit Value, Beginning of Period                                       $  5.214
 Accumulation Unit Value, End of Period                                             $  2.477
 Number of Units Outstanding, End of Period                                            6,197
LIMITED DURATION
 Accumulation Unit Value, Beginning of Period                                       $ 10.958
 Accumulation Unit Value, End of Period                                             $ 11.179
 Number of Units Outstanding, End of Period                                           98,715
MONEY MARKET
 Accumulation Unit Value, Beginning of Period                                       $ 11.127
 Accumulation Unit Value, End of Period                                             $ 11.100
 Number of Units Outstanding, End of Period                                          574,624
PACIFIC GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  8.369
 Accumulation Unit Value, End of Period                                             $  6.581
 Number of Units Outstanding, End of Period                                           31,765
QUALITY INCOME PLUS
 Accumulation Unit Value, Beginning of Period                                       $ 11.451
 Accumulation Unit Value, End of Period                                             $ 11.703
 Number of Units Outstanding, End of Period                                          240,398
S&P 500 INDEX
 Accumulation Unit Value, Beginning of Period                                       $  9.423
 Accumulation Unit Value, End of Period                                             $  6.664
 Number of Units Outstanding, End of Period                                          338,760
STRATEGIST
 Accumulation Unit Value, Beginning of Period                                       $ 10.518
 Accumulation Unit Value, End of Period                                             $  8.899
 Number of Units Outstanding, End of Period                                          191,051
UTILITIES
 Accumulation Unit Value, Beginning of Period                                       $  8.925
 Accumulation Unit Value, End of Period                                             $  6.171
 Number of Units Outstanding, End of Period                                          141,527
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  8.572
 Accumulation Unit Value, End of Period                                             $  7.160
 Number of Units Outstanding, End of Period                                           12,931
MORGAN STANLEY UIF EQUITY GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.800
 Accumulation Unit Value, End of Period                                             $  6.597
 Number of Units Outstanding, End of Period                                          102,976
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
 Accumulation Unit Value, Beginning of Period                                       $  7.359
 Accumulation Unit Value, End of Period                                             $  5.721
 Number of Units Outstanding, End of Period                                           45,005
MORGAN STANLEY UIF MID CAP GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.120
 Number of Units Outstanding, End of Period                                              245
MORGAN STANLEY UIF MID CAP VALUE
 Accumulation Unit Value, Beginning of Period                                       $ 12.092
 Accumulation Unit Value, End of Period                                             $  8.001
 Number of Units Outstanding, End of Period                                           15,655
MORGAN STANLEY UIF U.S. REAL ESTATE
 Accumulation Unit Value, Beginning of Period                                       $ 12.104
 Accumulation Unit Value, End of Period                                             $ 11.847
 Number of Units Outstanding, End of Period                                           41,714
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.246
 Number of Units Outstanding, End of Period                                            5,378
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
 Accumulation Unit Value, Beginning of Period                                       $ 12.548
 Accumulation Unit Value, End of Period                                             $  8.596
 Number of Units Outstanding, End of Period                                          153,445
AIM VARIABLE INVESTMENT FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.389
 Number of Units Outstanding, End of Period                                            2,518
AIM V.I. GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  6.937
 Number of Units Outstanding, End of Period                                              105
AIM V.I. PREMIER EQUITY
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.136
 Number of Units Outstanding, End of Period                                            4,744
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
ALLIANCE GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.144
 Number of Units Outstanding, End of Period                                              780
ALLIANCE GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.774
 Number of Units Outstanding, End of Period                                           28,911
ALLIANCE PREMIER GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.576
 Number of Units Outstanding, End of Period                                            2,186
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.498
 Number of Units Outstanding, End of Period                                                0
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.761
 Number of Units Outstanding, End of Period                                            1,526
PUTNAM VT INTERNATIONAL GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.153
 Number of Units Outstanding, End of Period                                            2,017
PUTNAM VT SMALL CAP VALUE
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.225
 Number of Units Outstanding, End of Period                                            1,107
PUTNAM VT VOYAGER
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.606
 Number of Units Outstanding, End of Period                                              602

*The Contracts including the Enhanced Death Benefit Option, the Performance
   Death Benefit Option, and the Performance Income Benefit Option were first offered on July 20, 1998. All of the Variable Sub-Accounts were first offered under the Contracts on July 20, 1998, except the Limited Duration and Aggressive Equity Variable Sub-Accounts, which commenced operations on May 3, 1999, the Information Sub-Account which commenced operations on November 6, 2000, and the Sub-Accounts with underlying portfolios of the AIM Variable Insurance Funds, Alliance Variable Products Series Fund and Putnam Variable Trust, and the Morgan Stanley UIF Mid Cap Growth, Morgan Stanley UIF Mid Cap Value, Van Kampen LIT Comstock and LSA Aggressive Growth Sub-Accounts which were first offered under the Contracts on May 1, 2002. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.62% and an administrative expense charge of 0.10%.

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE PERFORMANCE BENEFIT COMBINATION OPTION OR THE DEATH BENEFIT COMBINATION OPTION
--------------------------------------------------------------------------------


For the Periods begining January* 1 and ending December 31, (September 30 for 2002)   1998      1999      2000       2001
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
AGGRESSIVE EQUITY
 Accumulation Unit Value, Beginning of Period                                            -  $ 10.000  $ 14.430   $ 13.924
 Accumulation Unit Value, End of Period                                                  -  $ 14.430  $ 13.924   $  9.779
 Number of Units Outstanding, End of Period                                              -    44,292   268,946    166,074
DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                       10.000  $ 10.090  $  9.670   $  9.999
 Accumulation Unit Value, End of Period                                            $10.090  $  9.670  $  9.999   $  9.306
 Number of Units Outstanding, End of Period                                         58,954   256,374   519,014    548,030
EQUITY
 Accumulation Unit Value, Beginning of Period                                      $10.000  $ 10.262  $ 15.980   $ 13.753
 Accumulation Unit Value, End of Period                                            $10.262  $ 15.980  $ 13.753   $  9.874
 Number of Units Outstanding, End of Period                                         30,606   323,544   649,397    516,235
EUROPEAN GROWTH
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  9.004  $ 11.414   $ 10.657
 Accumulation Unit Value, End of Period                                            $ 9.004  $ 11.414  $ 10.657   $  8.605
 Number of Units Outstanding, End of Period                                         10,221    75,890   289,934    193,593
GLOBAL ADVANTAGE
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  9.557  $ 11.906   $  9.659
 Accumulation Unit Value, End of Period                                            $ 9.557  $ 11.906  $  9.659   $  7.270
 Number of Units Outstanding, End of Period                                         12,369    23,894   131,742    114,726
GLOBAL DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  9.876  $ 11.117   $ 10.645
 Accumulation Unit Value, End of Period                                            $ 9.876  $ 11.117  $ 10.645   $  9.797
 Number of Units Outstanding, End of Period                                         14,652    62,965    93,823     77,053
HIGH YIELD
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  8.857  $  8.580   $  5.710
 Accumulation Unit Value, End of Period                                            $ 8.857  $  8.580  $  5.710   $  3.714
 Number of Units Outstanding, End of Period                                         11,399    38,054    67,992    139,822
INCOME BUILDER
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  9.674  $ 10.169   $ 10.003
 Accumulation Unit Value, End of Period                                            $ 9.674  $ 10.169  $ 10.003   $ 10.047
 Number of Units Outstanding, End of Period                                          3,158    20,223    24,882     34,139
INFORMATION
 Accumulation Unit Value, Beginning of Period                                            -         -  $ 10.000   $  9.285
 Accumulation Unit Value, End of Period                                                  -         -  $  9.285   $  5.207
 Number of Units Outstanding, End of Period                                              -         -     4,195      9,925
LIMITED DURATION
 Accumulation Unit Value, Beginning of Period                                            -  $ 10.000  $ 10.030   $ 10.428
 Accumulation Unit Value, End of Period                                                  -  $  10030  $ 10.428   $ 10.926
 Number of Units Outstanding, End of Period                                              -     5,436    13,362     13,643
MONEY MARKET
 Accumulation Unit Value, Beginning of Period                                      $10.000  $ 10.142  $ 10.440   $ 10.867
 Accumulation Unit Value, End of Period                                            $10.142  $ 10.440  $ 10.867   $ 11.085
 Number of Units Outstanding, End of Period                                         15,056   123,921   280,898    385,744
PACIFIC GROWTH
 Accumulation Unit Value, Beginning of Period                                      $10.000  $ 10.982  $ 17.910   $ 11.702
 Accumulation Unit Value, End of Period                                            $10.982  $ 17.910  $ 11.702   $  8.338
 Number of Units Outstanding, End of Period                                          4,550    73,243   119,400    128,210
QUALITY INCOME PLUS
 Accumulation Unit Value, Beginning of Period                                      $10.000  $ 10.348  $  9.721   $ 10.605
 Accumulation Unit Value, End of Period                                            $10.348  $  9.721  $ 10.605   $ 11.408
 Number of Units Outstanding, End of Period                                         81,071   172,419   276,236    458,288
S&P 500 INDEX
 Accumulation Unit Value, Beginning of Period                                      $10.000  $ 10.371  $ 12.242   $ 10.894
 Accumulation Unit Value, End of Period                                            $10.371  $ 12.242  $ 10.894   $  9.386
 Number of Units Outstanding, End of Period                                         41,697   168,103   293,639    276,666
STRATEGIST
 Accumulation Unit Value, Beginning of Period                                      $10.000  $ 10.332  $ 11.904   $ 11.882
 Accumulation Unit Value, End of Period                                            $10.332  $ 11.904  $ 11.882   $ 10.478
 Number of Units Outstanding, End of Period                                         18,089    68,969   218,043    207,846
UTILITIES
 Accumulation Unit Value, Beginning of Period                                      $10.000  $ 10.892  $ 12.054   $ 12.197
 Accumulation Unit Value, End of Period                                            $10.892  $ 12.054  $ 12.197   $  8.891
 Number of Units Outstanding, End of Period                                         19,644   100,464   217,451    185,573
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  8.109  $ 15.503   $  9.300
 Accumulation Unit Value, End of Period                                            $ 8.109  $ 15.503  $  9.300   $  8.538
 Number of Units Outstanding, End of Period                                          4,235    51,240   113,031    111,255
MORGAN STANLEY UIF EQUITY GROWTH
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  9.872  $ 13.516   $ 11.713
 Accumulation Unit Value, End of Period                                            $ 9.872  $ 13.516  $ 11.713   $  9.762
 Number of Units Outstanding, End of Period                                              -    16,474   129,313     85,598
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  8.753  $ 10.759   $  9.252
 Accumulation Unit Value, End of Period                                            $ 8.753  $ 10.759  $  9.252   $  7.331
 Number of Units Outstanding, End of Period                                              -    21,796    55,354     65,898
MORGAN STANLEY UIF MID CAP GROWTH
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -   $ 12.088
 Number of Units Outstanding, End of Period                                              -         -         -          -
MORGAN STANLEY UIF MID CAP VALUE
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
MORGAN STANLEY UIF U.S. REAL ESTATE
 Accumulation Unit Value, Beginning of Period                                      $10.000  $  9.105  $  8.807   $ 11.180
 Accumulation Unit Value, End of Period                                            $ 9.105  $  8.807  $ 11.180   $ 12.057
 Number of Units Outstanding, End of Period                                              -    30,211    67,341     75,343
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
 Accumulation Unit Value, Beginning of Period                                      $10.000  $ 10.498  $ 21.066   $ 18.585
 Accumulation Unit Value, End of Period                                            $10.498  $ 21.066  $ 18.585   $ 12.500
 Number of Units Outstanding, End of Period                                         27,030   129,629   388,197    300,357
AIM VARIABLE INVESTMENT FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
AIM V.I. GROWTH
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
AIM V.I. PREMIER EQUITY
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
ALLIANCE GROWTH
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
ALLIANCE GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
ALLIANCE PREMIER GROWTH
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
PUTNAM VT INTERNATIONAL GROWTH
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
PUTNAM VT SMALL CAP VALUE
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -
PUTNAM VT VOYAGER
 Accumulation Unit Value, Beginning of Period                                            -         -         -          -
 Accumulation Unit Value, End of Period                                                  -         -         -          -
 Number of Units Outstanding, End of Period                                              -         -         -          -

For the Periods begining January* 1 and ending December 31, (September 30 for 2002)     2002
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X)
AGGRESSIVE EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  9.779
 Accumulation Unit Value, End of Period                                             $  7.475
 Number of Units Outstanding, End of Period                                          136,007
DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.306
 Accumulation Unit Value, End of Period                                             $  7.014
 Number of Units Outstanding, End of Period                                          470,481
EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  9.874
 Accumulation Unit Value, End of Period                                             $  7.482
 Number of Units Outstanding, End of Period                                          459,507
EUROPEAN GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  8.605
 Accumulation Unit Value, End of Period                                             $  6.181
 Number of Units Outstanding, End of Period                                          177,513
GLOBAL ADVANTAGE
 Accumulation Unit Value, Beginning of Period                                       $  7.270
 Accumulation Unit Value, End of Period                                             $  5.255
 Number of Units Outstanding, End of Period                                           89,205
GLOBAL DIVIDEND GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.797
 Accumulation Unit Value, End of Period                                             $  7.786
 Number of Units Outstanding, End of Period                                           93,651
HIGH YIELD
 Accumulation Unit Value, Beginning of Period                                       $  3.714
 Accumulation Unit Value, End of Period                                             $  3.295
 Number of Units Outstanding, End of Period                                          127,408
INCOME BUILDER
 Accumulation Unit Value, Beginning of Period                                       $ 10.047
 Accumulation Unit Value, End of Period                                             $  8.510
 Number of Units Outstanding, End of Period                                           32,568
INFORMATION
 Accumulation Unit Value, Beginning of Period                                       $  5.207
 Accumulation Unit Value, End of Period                                             $  2.472
 Number of Units Outstanding, End of Period                                            8,527
LIMITED DURATION
 Accumulation Unit Value, Beginning of Period                                       $ 10.926
 Accumulation Unit Value, End of Period                                             $ 11.137
 Number of Units Outstanding, End of Period                                           47,294
MONEY MARKET
 Accumulation Unit Value, Beginning of Period                                       $ 11.085
 Accumulation Unit Value, End of Period                                             $ 11.049
 Number of Units Outstanding, End of Period                                          353,751
PACIFIC GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  8.338
 Accumulation Unit Value, End of Period                                             $  6.550
 Number of Units Outstanding, End of Period                                          122,924
QUALITY INCOME PLUS
 Accumulation Unit Value, Beginning of Period                                       $ 11.408
 Accumulation Unit Value, End of Period                                             $ 11.649
 Number of Units Outstanding, End of Period                                          409,318
S&P 500 INDEX
 Accumulation Unit Value, Beginning of Period                                       $  9.386
 Accumulation Unit Value, End of Period                                             $  6.632
 Number of Units Outstanding, End of Period                                          284,386
STRATEGIST
 Accumulation Unit Value, Beginning of Period                                       $ 10.478
 Accumulation Unit Value, End of Period                                             $  8.858
 Number of Units Outstanding, End of Period                                          189,720
UTILITIES
 Accumulation Unit Value, Beginning of Period                                       $  8.891
 Accumulation Unit Value, End of Period                                             $  6.143
 Number of Units Outstanding, End of Period                                          167,252
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
 Accumulation Unit Value, Beginning of Period                                       $  8.538
 Accumulation Unit Value, End of Period                                             $  7.126
 Number of Units Outstanding, End of Period                                          105,939
MORGAN STANLEY UIF EQUITY GROWTH
 Accumulation Unit Value, Beginning of Period                                       $  9.762
 Accumulation Unit Value, End of Period                                             $  6.566
 Number of Units Outstanding, End of Period                                           79,819
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
 Accumulation Unit Value, Beginning of Period                                       $  7.331
 Accumulation Unit Value, End of Period                                             $  5.695
 Number of Units Outstanding, End of Period                                           63,712
MORGAN STANLEY UIF MID CAP GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 12.088
 Accumulation Unit Value, End of Period                                             $  7.116
 Number of Units Outstanding, End of Period                                            4,703
MORGAN STANLEY UIF MID CAP VALUE
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.993
 Number of Units Outstanding, End of Period                                           55,780
MORGAN STANLEY UIF U.S. REAL ESTATE
 Accumulation Unit Value, Beginning of Period                                       $ 12.057
 Accumulation Unit Value, End of Period                                             $ 11.791
 Number of Units Outstanding, End of Period                                           85,784
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.243
 Number of Units Outstanding, End of Period                                           32,899
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
 Accumulation Unit Value, Beginning of Period                                       $ 12.500
 Accumulation Unit Value, End of Period                                             $  8.555
 Number of Units Outstanding, End of Period                                          230,805
AIM VARIABLE INVESTMENT FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.380
 Number of Units Outstanding, End of Period                                              390
AIM V.I. GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  6.929
 Number of Units Outstanding, End of Period                                               88
AIM V.I. PREMIER EQUITY
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.128
 Number of Units Outstanding, End of Period                                            2,260
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
ALLIANCE GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.135
 Number of Units Outstanding, End of Period                                               85
ALLIANCE GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.766
 Number of Units Outstanding, End of Period                                           46,098
ALLIANCE PREMIER GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.567
 Number of Units Outstanding, End of Period                                               88
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.494
 Number of Units Outstanding, End of Period                                              318
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.753
 Number of Units Outstanding, End of Period                                              753
PUTNAM VT INTERNATIONAL GROWTH
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  8.144
 Number of Units Outstanding, End of Period                                            5,251
PUTNAM VT SMALL CAP VALUE
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.222
 Number of Units Outstanding, End of Period                                         $ 22,307
PUTNAM VT VOYAGER
 Accumulation Unit Value, Beginning of Period                                       $ 10.000
 Accumulation Unit Value, End of Period                                             $  7.597
 Number of Units Outstanding, End of Period                                            6,999

*The Contracts including the Performance Benefit Combination Option were first offered July 20, 1998. The Contracts including the Death Benefit Combination Option were first offered on May 3, 1999. All of the Variable Sub-Accounts were first offered under the Contracts on July 20, 1998, except the Limited Duration and Aggressive Equity Variable Sub-Accounts, which commenced operations on May 3, 1999, the Information Sub-Account which commenced operations on November 6, 2000, and the Sub-Accounts with underlying portfolios of the AIM Variable Insurance Funds, Alliance Variable Products Series Fund and Putnam Variable Trust, and the Morgan Stanley UIF Mid Cap Growth, Morgan Stanley UIF Mid Cap Value, Van Kampen LIT Comstock and LSA Aggressive Growth Sub-Accounts which were first offered under the Contracts on May 1, 2002. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.73% and an administrative expense charge of 0.10%.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS
--------------------------------------------------------------------------------
THE CONTRACT
--------------------------------------------------------------------------------
  Purchases
--------------------------------------------------------------------------------
  Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
--------------------------------------------------------------------------------
PERFORMANCE INFORMATION
--------------------------------------------------------------------------------
CALCULATION OF ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------
CALCULATION OF VARIABLE INCOME PAYMENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GENERAL MATTERS
--------------------------------------------------------------------------------
  Incontestability
--------------------------------------------------------------------------------
  Settlements
--------------------------------------------------------------------------------
  Safekeeping of the Variable Account's Assets
--------------------------------------------------------------------------------
  Premium Taxes
--------------------------------------------------------------------------------
  Tax Reserves
--------------------------------------------------------------------------------
EXPERTS
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                     THE MORGAN STANLEY VARIABLE ANNUITY II

                 MORGAN STANLEY VARIABLE ANNUITY II ASSETMANAGER

Allstate Life Insurance Company             Statement of Additional Information
Allstate Financial Advisors Separate Account I         dated January 1, 2003
300 N. Milwaukee Avenue
Vernon Hills, IL.  60061

1 (800) 654-2397

This Statement of Additional Information supplements the information in the prospectus for the Morgan Stanley Variable Annuity II Contracts ("VA II Contracts") and the Morgan Stanley Variable Annuity II AssetManager Contracts ("AssetManager Contracts"). This Statement of Additional Information is not a prospectus. You should read it in conjunction with the prospectus, dated January 1, 2003, for each form of Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above, or by calling or writing your Morgan Stanley Financial Advisor.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for each form of Contract described above.

TABLE OF CONTENTS
Description                                                                 Page

Additions, Deletions or Substitutions of Investments
The Contract
         Purchases
         Tax-free Exchanges (1035 Exchanges, Rollovers and
                                Transfers)
Performance Information
Calculation of Accumulation Unit Values
Calculation of Variable Income Payments
General Matters
          Incontestability
          Settlements
          Safekeeping of the Variable Account's Assets
          Premium Taxes
          Tax Reserves
Experts
Accumulation Unit Values                                                    A-1
Financial Statements



ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add,  delete,  or substitute  the  Portfolio  shares held by any Variable
Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual Portfolio if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASES

Morgan Stanley DW Inc. is the principal underwriter and distributor of the Contracts. We are no longer offering the Contracts in all states. Please check with your Morgan Stanley Financial Advisor for availability.

For the Variable Account, we paid underwriting commissions to Morgan Stanley DW of $49,879,046.98, $37, 586,872.81 and $24,601,167.63 for the Years 1999, 2000
and 2001, respectively.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

PERFORMANCE INFORMATION

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures do not reflect any applicable taxes.

STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:

   1000(1 + T)n = ERV

where:

          T         =      average annual total return

          ERV       =      ending  redeemable  value of a hypothetical  $1,000
                           payment made at the beginning of 1, 5, or 10 year periods or shorter period

          n         =      number of years in the period

         $1000      =      hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Free Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

When factoring in the contract maintenance charge, we pro rate the charge by dividing (i) the contract maintenance charge by (ii) the average contract size of $56,196. We then multiply the resulting percentage by a hypothetical $1,000 investment.

The standardized total returns for the Variable Sub-Accounts available under each form of Contract for the periods ended September 30, 2002 are set out below. No standardized total returns are shown for the Money Market Variable Sub-Account.

The AssetManager Contracts were first offered to the public on July 20, 1998. Accordingly, performance figures for certain Variable Sub-Accounts prior to July 20, 1998, reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the AssetManager Contracts, as well as the withdrawal and contract maintenance charges described above. In addition, performance figures for periods prior to the availability of any income benefit, death benefit or combination thereof that we offer have been adjusted to reflect the current charge for such features as if they had been available throughout the periods shown.

Variable Sub-Account Inception Dates:

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X):

Variable Sub-Account                                 Date
--------------------                                 ----
Aggressive  Equity                                   May 3, 1999
Dividend Growth                                      March 1, 1990
Equity                                               March 9, 1984
European Growth                                      March 1, 1991
Global Advantage                                     May 18, 1998
Global Dividend Growth                               February 23, 1994
High Yield                                           March 9, 1984
Income Builder                                       January 21, 1997
Information                                          November 6, 2000
Limited Duration                                     May 3, 1999
Money Market                                         March 9, 1984
Pacific Growth                                       February 23, 1994
Quality Income Plus                                  March 1, 1987
S&P 500 Index                                        May 18, 1998
Strategist                                           March 1, 1987
Utilities                                            March 1, 1990

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:

Variable Sub-Account                                 Date
--------------------                                 ----

Morgan Stanley UIF Emerging Markets Equity            March 16, 1998
Morgan Stanley UIF Equity Growth                      March 16, 1998
Morgan Stanley UIF International Magnum               March 16, 1998
Morgan Stanley UIF Mid-Cap Growth                     May 1, 2002
Morgan Stanley UIF Mid-Cap Value                      January 31, 2000
Morgan Stanley UIF U.S. Real Estate                   May 18, 1998



VAN KAMPEN LIFE INVESTMENT TRUST (Class I):

Variable Sub-Account                                 Date
--------------------                                 ----
Van Kampen LIT Comstock                              July 20, 1999
Van Kampen LIT Emerging Growth                       March 16, 1998


LSA VARIABLE SERIES TRUST:

Variable Sub-Account                                 Date
---------------------                                ----

LSA Aggressive Growth                                October 1, 2001

AIM VARIABLE INSURANCE FUNDS (Series I):

Variable Sub-Account                                 Date
--------------------                                 ----
AIM V.I. Capital Appreciation                        July 20, 1999
AIM V.I. Growth                                      January 31, 2000
AIM V.I. Premier Equity                              July 20, 1999


ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES):

Variable Sub-Account                                 Date
--------------------                                 ----
Alliance Growth                                      January 31, 2000
Alliance Growth and Income                           January 31, 2000
Alliance Premier Growth                              January 31, 2000

PUTNAM VARIABLE TRUST (CLASS IB SHARES):

Variable Sub-Account                                 Date
--------------------                                 ----
Putnam VT Growth and Income                          January 31, 2000
Putnam VT International Growth                       January 31, 2000
Putnam VT Small Cap Value                            May 1, 2002
Putnam VT Voyager                                    January 31, 2000

                          VARIABLE ANNUITY II CONTRACTS

(WITHOUT AN OPTIONAL DEATH BENEFIT OR INCOME BENEFIT)

                                                                                      10 Years or Since
Variable Sub-Accounts                                         1 Year      5 Years         Inception
Aggressive Equity                                             -22.32%        N/A            -8.72%
Dividend Growth                                               -22.09%       -4.71%           5.93%
Equity                                                        -20.14%       -1.05%           9.50%
European Growth                                               -25.71%       -3.76%           8.68%
Global Advantage                                              -27.07%        N/A            -13.69%
Global Dividend Growth                                        -16.40%       -3.54%           3.62%
High Yield                                                    -18.88%      -19.19%          -5.66%
Income Builder                                                -15.22%       -1.56%           1.52%
Information                                                   -41.45%        N/A            -56.50%
Limited Duration                                               -1.87%        N/A             2.93%
Money Market                                                   -4.04%       2.84%            2.96%
Pacific Growth                                                -21.37%      -17.74%          -12.34%
Quality Income Plus                                            -0.72%       4.65%            5.40%
S&P 500 Index                                                 -26.20%        N/A            -7.68%
Strategist                                                    -16.59%       1.12%            5.41%
Utilities                                                     -36.49%       -4.95%           2.47%
Morgan Stanley UIF Emerging Markets Equity                     0.90%         N/A            -10.23%
Morgan Stanley UIF Equity Growth                              -28.39%        N/A            -8.59%
Morgan Stanley UIF International Magnum                       -23.16%        N/A            -9.77%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.86%
Morgan Stanley UIF Mid Cap Value                              -25.46%        N/A            -12.83%
Morgan Stanley UIF U.S. Real Estate                            -1.59%        N/A             3.74%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -32.59%
Van Kampen LIT Emerging Growth, Class I                       -29.01%        N/A            -0.53%
AIM V.I. Capital Appreciation                                 -20.51%        N/A            -26.13%
AIM V.I. Growth                                               -35.16%        N/A            -35.92%
AIM V.I. Premier Equity                                       -33.26%        N/A            -26.06%
Alliance Growth                                               -23.04%        N/A            -28.19%
Alliance Growth and Income                                    -26.64%        N/A            -9.01%
Alliance Premier Growth                                       -28.07%        N/A            -26.82%
LSA Aggressive Growth                                           N/A          N/A            -30.07%
Putnam VT Growth and Income                                   -26.53%        N/A            -12.07%
Putnam VT International Growth                                -22.99%        N/A            -21.80%
Putnam VT Small Cap Value                                       N/A          N/A            -32.80%
Putnam VT Voyager                                             -28.05%        N/A            -28.17%




(WITH THE ENHANCED  DEATH BENEFIT  OPTION,  PERFORMANCE  DEATH BENEFIT OPTION OR
PERFORMANCE INCOME BENEFIT OPTION)

                                                                                   10 Years or Since
Variable Sub-Accounts                                         1 Year      5 Years       Inception
Aggressive Equity                                             -22.43%        N/A            -8.84%
Dividend Growth                                               -22.20%       -4.83%           5.79%
Equity                                                        -20.25%       -1.18%           9.36%
European Growth                                               -25.81%       -3.89%           8.53%
Global Advantage                                              -27.17%        N/A            -13.81%
Global Dividend Growth                                        -16.52%       -3.66%           3.49%
High Yield                                                    -18.99%      -19.30%          -5.78%
Income Builder                                                -15.33%       -1.69%           1.39%
Information                                                   -41.53%        N/A            -56.57%
Limited Duration                                               -2.01%        N/A             2.80%
Money Market                                                   -4.17%       2.70%            2.83%
Pacific Growth                                                -21.48%      -17.85%          -12.45%
Quality Income Plus                                            -0.86%       4.51%            5.26%
S&P 500 Index                                                 -26.30%        N/A            -7.81%
Strategist                                                    -16.70%       0.98%            5.28%
Utilities                                                     -36.57%       -5.07%           2.34%
Morgan Stanley UIF Emerging Markets Equity                     0.76%         N/A            -10.35%
Morgan Stanley UIF Equity Growth                              -28.49%        N/A            -8.71%
Morgan Stanley UIF International Magnum                       -23.26%        N/A            -9.89%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.90%
Morgan Stanley UIF Mid Cap Value                              -25.57%        N/A            -12.95%
Morgan Stanley UIF U.S. Real Estate                            -1.73%        N/A             3.60%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -32.63%
Van Kampen LIT Emerging Growth, Class I                       -29.11%        N/A            -0.66%
AIM V.I. Capital Appreciation                                 -20.62%        N/A            -26.23%
AIM V.I. Growth                                               -35.25%        N/A            -36.01%
AIM V.I. Premier Equity                                       -33.35%        N/A            -26.16%
Alliance Growth                                               -23.15%        N/A            -28.30%
Alliance Growth and Income                                    -26.74%        N/A            -9.13%
Alliance Premier Growth                                       -28.17%        N/A            -26.93%
LSA Aggressive Growth                                           N/A          N/A            -30.12%
Putnam VT Growth and Income                                   -26.63%        N/A            -12.19%
Putnam VT International Growth                                -23.10%        N/A            -21.90%
Putnam VT Small Cap Value                                       N/A          N/A            -32.84%
Putnam VT Voyager                                             -28.15%        N/A            -28.28%



(WITH  PERFORMANCE  BENEFIT  COMBINATION  OPTION  OR DEATH  BENEFIT  COMBINATION
OPTION)

                                                                                 10 Years or Since
Variable Sub-Accounts                                      1 Year      5 Years       Inception
Aggressive Equity                                             -22.52%        N/A            -8.95%
Dividend Growth                                               -22.29%       -4.94%           5.67%
Equity                                                        -20.34%       -1.29%           9.24%
European Growth                                               -25.90%       -4.00%           8.41%
Global Advantage                                              -27.26%        N/A            -13.90%
Global Dividend Growth                                        -16.62%       -3.77%           3.37%
High Yield                                                    -19.08%      -19.39%          -5.88%
Income Builder                                                -15.43%       -1.80%           1.28%
Information                                                   -41.60%        N/A            -56.63%
Limited Duration                                               -2.12%        N/A             2.68%
Money Market                                                   -4.28%       2.59%            2.71%
Pacific Growth                                                -21.57%      -17.94%          -12.55%
Quality Income Plus                                            -0.97%       4.39%            5.15%
S&P 500 Index                                                 -26.38%        N/A            -7.91%
Strategist                                                    -16.80%       0.87%            5.16%
Utilities                                                     -36.65%       -5.18%           2.22%
Morgan Stanley UIF Emerging Markets Equity                     0.64%         N/A            -10.45%
Morgan Stanley UIF Equity Growth                              -28.57%        N/A            -8.81%
Morgan Stanley UIF International Magnum                       -23.35%        N/A            -9.99%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A           -33.93%
Morgan Stanley UIF Mid Cap Value                              -25.65%        N/A            -13.05%
Morgan Stanley UIF U.S. Real Estate                            -1.84%        N/A             3.49%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -32.66%
Van Kampen LIT Emerging Growth, Class I                       -29.20%        N/A            -0.78%
AIM V.I. Capital Appreciation                                 -20.71%        N/A            -26.32%
AIM V.I. Growth                                               -35.33%        N/A            -36.09%
AIM V.I. Premier Equity                                       -33.43%        N/A            -26.25%
Alliance Growth                                               -23.24%        N/A            -28.38%
Alliance Growth and Income                                    -26.83%        N/A            -9.24%
Alliance Premier Growth                                       -28.26%        N/A            -27.01%
LSA Aggressive Growth                                           N/A          N/A            -30.15%
Putnam VT Growth and Income                                   -26.72%        N/A            -12.29%
Putnam VT International Growth                                -23.19%        N/A            -22.00%
Putnam VT Small Cap Value                                       N/A          N/A            -32.88%
Putnam VT Voyager                                             -28.23%        N/A            -28.36%




(WITH THE INCOME BENEFIT COMBINATION OPTION 2)

                                                                                 10 Years or Since
Variable Sub-Accounts                                      1 Year      5 Years       Inception
Aggressive Equity                                             -22.57%        N/A            -9.00%
Dividend Growth                                               -22.34%       -5.00%           5.61%
Equity                                                        -20.39%       -1.35%           9.17%
European Growth                                               -25.94%       -4.05%           8.35%
Global Advantage                                              -27.30%        N/A            -13.96%
Global Dividend Growth                                        -16.67%       -3.83%           3.31%
High Yield                                                    -19.14%      -19.44%          -5.94%
Income Builder                                                -15.48%       -1.86%           1.21%
Information                                                   -41.64%        N/A            -56.66%
Limited Duration                                               -2.18%        N/A             2.62%
Money Market                                                   -4.34%       2.53%            2.65%
Pacific Growth                                                -21.62%      -17.99%          -12.60%
Quality Income Plus                                            -1.03%       4.33%            5.08%
S&P 500 Index                                                 -26.43%        N/A            -7.97%
Strategist                                                    -16.85%       0.81%            5.10%
Utilities                                                     -36.69%       -5.24%           2.16%
Morgan Stanley UIF Emerging Markets Equity                     0.58%         N/A            -10.51%
Morgan Stanley UIF Equity Growth                              -28.62%        N/A            -8.87%
Morgan Stanley UIF International Magnum                       -23.40%        N/A            -10.05%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.95%
Morgan Stanley UIF Mid Cap Value                              -25.70%        N/A            -13.10%
Morgan Stanley UIF U.S. Real Estate                            -1.90%        N/A             3.42%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -32.68%
Van Kampen LIT Emerging Growth, Class II                      -29.24%        N/A            -0.84%
AIM V.I. Capital Appreciation                                 -20.76%        N/A            -26.37%
AIM V.I. Growth                                               -35.37%        N/A            -36.14%
AIM V.I. Premier Equity                                       -33.47%        N/A            -26.30%
Alliance Growth                                               -23.28%        N/A            -28.43%
Alliance Growth and Income                                    -26.87%        N/A            -9.30%
Alliance Premier Growth                                       -28.30%        N/A            -27.06%
LSA Aggressive Growth                                           N/A          N/A            -30.17%
Putnam VT Growth and Income                                   -26.77%        N/A            -12.34%
Putnam VT International Growth                                -23.24%        N/A            -22.05%
Putnam VT Small Cap Value                                       N/A          N/A            -32.90%
Putnam VT Voyager                                             -28.28%        N/A            -28.41%







(WITH THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2)

                                                                                 10 Years or Since
Variable Sub-Accounts                                      1 Year      5 Years       Inception
Aggressive Equity                                             -22.73%        N/A            -9.19%
Dividend Growth                                               -22.50%       -5.19%           5.40%
Equity                                                        -20.56%       -1.55%           8.95%
European Growth                                               -26.10%       -4.25%           8.13%
Global Advantage                                              -27.46%        N/A            -14.13%
Global Dividend Growth                                        -16.85%       -4.02%           3.10%
High Yield                                                    -19.31%      -19.61%          -6.13%
Income Builder                                                -15.66%       -2.06%           1.01%
Information                                                   -41.76%        N/A            -56.77%
Limited Duration                                               -2.39%        N/A             2.41%
Money Market                                                   -4.55%       2.32%            2.45%
Pacific Growth                                                -21.78%      -18.16%          -12.78%
Quality Income Plus                                            -1.24%       4.12%            4.87%
S&P 500 Index                                                 -26.59%        N/A            -8.16%
Strategist                                                    -17.03%       0.61%            4.89%
Utilities                                                     -36.83%       -5.43%           1.96%
Morgan Stanley UIF Emerging Markets Equity                     0.37%         N/A            -10.69%
Morgan Stanley UIF Equity Growth                              -28.77%        N/A            -9.06%
Morgan Stanley UIF International Magnum                       -23.56%        N/A            -10.23%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -34.01%
Morgan Stanley UIF Mid Cap Value                              -25.86%        N/A            -13.29%
Morgan Stanley UIF U.S. Real Estate                            -2.11%        N/A             3.21%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -32.74%
Van Kampen LIT Emerging Growth, Class II                      -29.39%        N/A            -1.04%
AIM V.I. Capital Appreciation                                 -20.93%        N/A            -26.53%
AIM V.I. Growth                                               -35.51%        N/A            -36.28%
AIM V.I. Premier Equity                                       -33.62%        N/A            -26.46%
Alliance Growth                                               -23.45%        N/A            -28.58%
Alliance Growth and Income                                    -27.03%        N/A            -9.49%
Alliance Premier Growth                                       -28.45%        N/A            -27.22%
LSA Aggressive Growth                                           N/A          N/A            -30.23%
Putnam VT Growth and Income                                   -26.92%        N/A            -12.53%
Putnam VT International Growth                                -23.40%        N/A            -22.21%
Putnam VT Small Cap Value                                       N/A          N/A            -32.96%
Putnam VT Voyager                                             -28.43%        N/A            -28.56%




(WITH THE ENHANCED EARNINGS DEATH BENEFIT OPTION)

                                                                                 10 Years or Since
Variable Sub-Accounts                                      1 Year      5 Years       Inception
Aggressive Equity                                             -22.48%        N/A            -8.91%
Dividend Growth                                               -22.26%       -4.90%           5.72%
Equity                                                        -20.31%       -1.25%           9.28%
European Growth                                               -25.86%       -3.96%           8.46%
Global Advantage                                              -27.23%        N/A            -13.87%
Global Dividend Growth                                        -16.58%       -3.73%           3.41%
High Yield                                                    -19.05%      -19.36%          -5.85%
Income Builder                                                -15.39%       -1.76%           1.32%
Information                                                   -41.57%        N/A            -56.61%
Limited Duration                                               -2.08%        N/A             2.72%
Money Market                                                   -4.24%       2.63%            2.76%
Pacific Growth                                                -21.53%      -17.91%          -12.51%
Quality Income Plus                                            -0.93%       4.44%            5.19%
S&P 500 Index                                                 -26.35%        N/A            -7.87%
Strategist                                                    -16.76%       0.91%            5.20%
Utilities                                                     -36.62%       -5.14%           2.27%
Morgan Stanley UIF Emerging Markets Equity                     0.69%         N/A            -10.42%
Morgan Stanley UIF Equity Growth                              -28.54%        N/A            -8.78%
Morgan Stanley UIF International Magnum                       -23.32%        N/A            -9.96%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.92%
Morgan Stanley UIF Mid Cap Value                              -25.62%        N/A            -13.01%
Morgan Stanley UIF U.S. Real Estate                            -1.80%        N/A             3.53%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -32.65%
Van Kampen LIT Emerging Growth, Class II                      -29.17%        N/A            -0.74%
AIM V.I. Capital Appreciation                                 -20.68%        N/A            -26.29%
AIM V.I. Growth                                               -35.30%        N/A            -36.06%
AIM V.I. Premier Equity                                       -33.40%        N/A            -26.22%
Alliance Growth                                               -23.20%        N/A            -28.35%
Alliance Growth and Income                                    -26.79%        N/A            -9.20%
Alliance Premier Growth                                       -28.22%        N/A            -26.98%
LSA Aggressive Growth                                           N/A          N/A            -30.14%
Putnam VT Growth and Income                                   -26.69%        N/A            -12.25%
Putnam VT International Growth                                -23.16%        N/A            -21.96%
Putnam VT Small Cap Value                                       N/A          N/A            -32.87%
Putnam VT Voyager                                             -28.20%        N/A            -28.33%



(WITH THE INCOME AND DEATH BENEFIT  COMBINATION  OPTION 2 AND ENHANCED  EARNINGS
DEATH BENEFIT OPTION)

                                                                                 10 Years or Since
Variable Sub-Accounts                                      1 Year      5 Years       Inception
Aggressive Equity                                             -22.90%        N/A            -9.38%
Dividend Growth                                               -22.67%       -5.38%           5.19%
Equity                                                        -20.73%       -1.75%           8.73%
European Growth                                               -26.26%       -4.44%           7.92%
Global Advantage                                              -27.61%        N/A            -14.31%
Global Dividend Growth                                        -17.02%       -4.22%           2.90%
High Yield                                                    -19.48%      -19.77%          -6.32%
Income Builder                                                -15.84%       -2.26%           0.81%
Information                                                   -41.89%        N/A            -56.87%
Limited Duration                                               -2.59%        N/A             2.20%
Money Market                                                   -4.75%       2.11%            2.24%
Pacific Growth                                                -21.95%      -18.33%          -12.95%
Quality Income Plus                                            -1.45%       3.91%            4.66%
S&P 500 Index                                                 -26.74%        N/A            -8.34%
Strategist                                                    -17.20%       0.40%            4.68%
Utilities                                                     -36.96%       -5.62%           1.75%
Morgan Stanley UIF Emerging Markets Equity                     0.16%         N/A            -10.88%
Morgan Stanley UIF Equity Growth                              -28.92%        N/A            -9.24%
Morgan Stanley UIF International Magnum                       -23.73%        N/A            -10.42%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -34.07%
Morgan Stanley UIF Mid Cap Value                              -26.02%        N/A            -13.47%
Morgan Stanley UIF U.S. Real Estate                            -2.31%        N/A             3.00%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -32.80%
Van Kampen LIT Emerging Growth, Class II                      -29.54%        N/A            -1.24%
AIM V.I. Capital Appreciation                                 -21.10%        N/A            -26.69%
AIM V.I. Growth                                               -35.65%        N/A            -36.42%
AIM V.I. Premier Equity                                       -33.76%        N/A            -26.61%
Alliance Growth                                               -23.61%        N/A            -28.74%
Alliance Growth and Income                                    -27.18%        N/A            -9.67%
Alliance Premier Growth                                       -28.60%        N/A            -27.38%
LSA Aggressive Growth                                           N/A          N/A            -30.29%
Putnam VT Growth and Income                                   -27.08%        N/A            -12.71%
Putnam VT International Growth                                -23.57%        N/A            -22.38%
Putnam VT Small Cap Value                                       N/A          N/A            -33.02%
Putnam VT Voyager                                             -28.58%        N/A            -28.72%


                             ASSETMANAGER CONTRACTS

(WITHOUT AN OPTIONAL DEATH BENEFIT OR INCOME BENEFIT OPTION)

                                                                                 10 Years or Since
Variable Sub-Accounts                                      1 Year      5 Years       Inception
Aggressive Equity                                             -18.28%        N/A            -8.03%
Dividend Growth                                               -18.05%       -4.74%           5.67%
Equity                                                        -16.10%       -1.12%           9.23%
European Growth                                               -21.66%       -3.81%           8.41%
Global Advantage                                              -23.02%        N/A            -13.28%
Global Dividend Growth                                        -12.38%       -3.59%           3.36%
High Yield                                                    -14.85%      -19.01%          -5.89%
Income Builder                                                -11.19%       -1.63%           1.41%
Information                                                   -37.36%        N/A            -52.12%
Limited Duration                                               2.12%         N/A             3.36%
Money Market                                                   -0.05%       2.73%            2.70%
Pacific Growth                                                -17.33%      -17.59%          -12.57%
Quality Income Plus                                            3.27%        4.53%            5.14%
S&P 500 Index                                                 -22.14%        N/A            -7.41%
Strategist                                                    -12.56%       1.03%            5.15%
Utilities                                                     -32.41%       -4.98%           2.22%
Morgan Stanley UIF Emerging Markets Equity                     4.88%         N/A            -9.92%
Morgan Stanley UIF Equity Growth                              -24.33%        N/A            -8.31%
Morgan Stanley UIF International Magnum                       -19.11%        N/A            -9.47%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -29.69%
Morgan Stanley UIF Mid Cap Value                              -21.41%        N/A            -11.48%
Morgan Stanley UIF U.S. Real Estate                            2.40%         N/A             3.82%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -28.42%
Van Kampen LIT Emerging Growth, Class II                      -24.96%        N/A            -0.40%
AIM V.I. Capital Appreciation                                 -16.47%        N/A            -24.26%
AIM V.I. Growth                                               -31.09%        N/A            -33.51%
AIM V.I. Premier Equity                                       -29.19%        N/A            -24.19%
Alliance Growth                                               -19.00%        N/A            -26.23%
Alliance Growth and Income                                    -22.59%        N/A            -7.77%
Alliance Premier Growth                                       -24.02%        N/A            -24.93%
LSA Aggressive Growth                                           N/A          N/A            -25.91%
Putnam VT Growth and Income                                   -22.48%        N/A            -10.74%
Putnam VT International Growth                                -18.95%        N/A            -20.12%
Putnam VT Small Cap Value                                       N/A          N/A            -28.64%
Putnam VT Voyager                                             -23.99%        N/A            -26.21%




(WITH THE ENHANCED DEATH BENEFIT OPTION,  PERFORMANCE  DEATH BENEFIT OPTION,  OR
PERFORMANCE INCOME BENEFIT OPTION)

                                                                                 10 Years or Since
Variable Sub-Accounts                                      1 Year      5 Years       Inception
Aggressive Equity                                             -18.39%        N/A            -8.15%
Dividend Growth                                               -18.16%       -4.87%           5.53%
Equity                                                        -16.21%       -1.25%           9.09%
European Growth                                               -21.76%       -3.93%           8.27%
Global Advantage                                              -23.12%        N/A            -13.39%
Global Dividend Growth                                        -12.49%       -3.71%           3.23%
High Yield                                                    -14.96%      -19.11%          -6.02%
Income Builder                                                -11.31%       -1.76%           1.27%
Information                                                   -37.44%        N/A            -52.18%
Limited Duration                                               1.99%         N/A             3.23%
Money Market                                                   -0.18%       2.60%            2.57%
Pacific Growth                                                -17.44%      -17.70%          -12.68%
Quality Income Plus                                            3.13%        4.39%            5.00%
S&P 500 Index                                                 -22.25%        N/A            -7.53%
Strategist                                                    -12.67%       0.90%            5.01%
Utilities                                                     -32.50%       -5.10%           2.08%
Morgan Stanley UIF Emerging Markets Equity                     4.75%         N/A            -10.04%
Morgan Stanley UIF Equity Growth                              -24.43%        N/A            -8.43%
Morgan Stanley UIF International Magnum                       -19.22%        N/A            -9.59%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -29.73%
Morgan Stanley UIF Mid Cap Value                              -21.52%        N/A            -11.59%
Morgan Stanley UIF U.S. Real Estate                            2.27%         N/A             3.68%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -28.46%
Van Kampen LIT Emerging Growth, Class II                      -25.05%        N/A            -0.53%
AIM V.I. Capital Appreciation                                 -16.58%        N/A            -24.36%
AIM V.I. Growth                                               -31.18%        N/A            -33.60%
AIM V.I. Premier Equity                                       -29.29%        N/A            -24.29%
Alliance Growth                                               -19.10%        N/A            -26.32%
Alliance Growth and Income                                    -22.69%        N/A            -7.89%
Alliance Premier Growth                                       -24.12%        N/A            -25.02%
LSA Aggressive Growth                                           N/A          N/A            -25.95%
Putnam VT Growth and Income                                   -22.58%        N/A            -10.85%
Putnam VT International Growth                                -19.06%        N/A            -20.22%
Putnam VT Small Cap Value                                       N/A          N/A            -28.68%
Putnam VT Voyager                                             -24.09%        N/A            -26.30%




(WITH  PERFORMANCE  BENEFIT  COMBINATION  OPTION  OR DEATH  BENEFIT  COMBINATION
OPTION)

                                                                                 10 Years or Since
Variable Sub-Accounts                                      1 Year      5 Years       Inception
Aggressive Equity                                             -18.48%        N/A            -8.25%
Dividend Growth                                               -18.25%       -4.97%           5.41%
Equity                                                        -16.31%       -1.36%           8.97%
European Growth                                               -21.85%       -4.04%           8.15%
Global Advantage                                              -23.21%        N/A            -13.49%
Global Dividend Growth                                        -12.59%       -3.82%           3.12%
High Yield                                                    -15.05%      -19.20%          -6.12%
Income Builder                                                -11.41%       -1.87%           1.16%
Information                                                   -37.51%        N/A            -52.23%
Limited Duration                                               1.87%         N/A             3.12%
Money Market                                                   -0.29%       2.48%            2.46%
Pacific Growth                                                -17.53%      -17.79%          -12.78%
Quality Income Plus                                            3.02%        4.28%            4.89%
S&P 500 Index                                                 -22.33%        N/A            -7.64%
Strategist                                                    -12.77%       0.78%            4.90%
Utilities                                                     -32.57%       -5.21%           1.97%
Morgan Stanley UIF Emerging Markets Equity                     4.63%         N/A            -10.14%
Morgan Stanley UIF Equity Growth                              -24.52%        N/A            -8.53%
Morgan Stanley UIF International Magnum                       -19.31%        N/A            -9.69%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -29.76%
Morgan Stanley UIF Mid Cap Value                              -21.60%        N/A            -11.69%
Morgan Stanley UIF U.S. Real Estate                            2.15%         N/A             3.57%
Van Kampen LIT Comstock, Class I                                N/A          N/A            -28.50%
Van Kampen LIT Emerging Growth, Class II                      -25.14%        N/A            -0.64%
AIM V.I. Capital Appreciation                                 -16.67%        N/A            -24.44%
AIM V.I. Growth                                               -31.25%        N/A            -33.67%
AIM V.I. Premier Equity                                       -29.36%        N/A            -24.38%
Alliance Growth                                               -19.19%        N/A            -26.41%
Alliance Growth and Income                                    -22.77%        N/A            -7.99%
Alliance Premier Growth                                       -24.20%        N/A            -25.11%
LSA Aggressive Growth                                           N/A          N/A            -25.99%
Putnam VT Growth and Income                                   -22.67%        N/A            -10.95%
Putnam VT International Growth                                -19.15%        N/A            -20.31%
Putnam VT Small Cap Value                                       N/A          N/A            -28.71%
Putnam VT Voyager                                             -24.17%        N/A            -26.39%



NON-STANDARDIZED TOTAL RETURNS

From time to time, we also may quote rates of return that reflect changes in the values of each Variable Sub-Account's accumulation units. We may quote these "non-standardized total returns" on an annualized, cumulative, year-by-year, or other basis. These rates of return take into account asset-based charges, such as the mortality and expense risk charge and administration charge. However, these rates of return do not reflect withdrawal charges, contract maintenance charges, or any taxes. Such charges, if reflected, would reduce the performance shown.

Annualized returns reflect the rate of return that, when compounded annually, would equal the cumulative rate of return for the period shown. We compute annualized returns according to the following formula:

Annualized  Return = (1 = r)1/n - 1


        where              r = cumulative  rate of return for the period shown,

        and                n = number of years in period.

The method of computing annualized rates of return is similar to that for computing standardized performance, described above, except that rather than using a hypothetical $1,000 investment and the ending redeemable value thereof, we use the changes in value of an accumulation unit.

Cumulative rates of return reflect the cumulative change in value of an accumulation unit over a period shown. Year-by-year rates of return reflect the change in value of accumulation unit during the course of each year shown. We compute these returns by dividing the accumulation unit value at the end of each period shown, by the accumulation unit value at the beginning of that period, and subtracting one. We compute other total returns on a similar basis.

We may quote non-standardized total returns for 1, 3, 5 and 10 year periods, or period since inception of the Variable Sub-Account's operations, as well as other periods, such as "year-to-date" (prior calendar year end to the day stated in the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); the prior calendar year; and the "n" most recent calendar years.

The non-standardized annualized total returns for the Variable Sub-Accounts for the period ended September 30, 2002 are set out below. The AssetManager Contracts were first offered to the public on July 20, 1998. Accordingly, performance figures for certain Variable Sub-Accounts prior to those dates reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current asset-based charges (but not the withdrawal charge, contract maintenance charge, or taxes) under the AssetManager Contracts that would have applied had it been available during the period shown. In addition, performance figures for periods prior to the availability of an optional income benefit, death benefit or combination thereof have been adjusted to reflect the current charge for such features as if they had been available throughout the periods shown.

The inception date of each Variable Sub-Account appears under "Standardized Total Returns," above.


                          VARIABLE ANNUITY II CONTRACTS

(WITHOUT AN OPTIONAL DEATH BENEFIT PROVISION OR INCOME BENEFIT)

                                                                                 10 Years or Since
Variable Sub-Accounts                                       1 Year      5 Years       Inception
Aggressive Equity                                           -18.00%        N/A            -7.73%
Dividend Growth                                             -17.77%      -4.44%           5.97%
Equity                                                      -15.82%      -0.82%           9.53%
European Growth                                             -21.39%      -3.51%           8.71%
Global Advantage                                            -22.76%        N/A           -12.97%
Global Dividend Growth                                      -12.09%      -3.28%           3.67%
High Yield                                                  -14.56%      -18.70%          -5.60%
Income Builder                                              -10.90%      -1.32%           1.72%
Information                                                 -37.13%        N/A           -51.87%
Limited Duration                                             2.45%         N/A            3.70%
Money Market                                                 0.27%        3.05%           3.02%
Pacific Growth                                              -17.05%      -17.27%         -12.23%
Quality Income Plus                                          3.60%        4.85%           5.45%
S&P 500 Index                                               -21.88%        N/A            -7.10%
Strategist                                                  -12.27%       1.34%           5.46%
Utilities                                                   -32.17%      -4.69%           2.51%
Morgan Stanley UIF Emerging Markets Equity                   5.22%         N/A            -9.60%
Morgan Stanley UIF Equity Growth                            -24.07%        N/A            -8.01%
Morgan Stanley UIF International Magnum                     -18.84%        N/A            -9.16%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.69%
Morgan Stanley UIF Mid Cap Value                            -21.15%        N/A           -11.18%
Morgan Stanley UIF U.S. Real Estate                          2.73%         N/A            4.16%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.42%
Van Kampen LIT Emerging Growth, Class II                    -24.70%        N/A            -0.10%
AIM V.I. Capital Appreciation                               -16.19%        N/A           -23.98%
AIM V.I. Growth                                             -30.84%        N/A           -33.23%
AIM V.I. Premier Equity                                     -28.94%        N/A           -23.91%
Alliance Growth                                             -18.72%        N/A           -25.94%
Alliance Growth and Income                                  -22.32%        N/A            -7.47%
Alliance Premier Growth                                     -23.76%        N/A           -24.64%
LSA Aggressive Growth                                         N/A          N/A           -24.91%
Putnam VT Growth and Income                                 -22.21%        N/A           -10.44%
Putnam VT International Growth                              -18.68%        N/A           -19.83%
Putnam VT Small Cap Value                                     N/A          N/A           -27.64%
Putnam VT Voyager                                           -23.73%        N/A           -25.92%




(WITH THE ENHANCED DEATH BENEFIT OPTION,  PERFORMANCE  DEATH BENEFIT OPTION,  OR
THE PERFORMANCE INCOME BENEFIT OPTION)

                                                                               10 Years or Since
Variable Sub-Accounts                                    1 Year      5 Years       Inception
Aggressive Equity                                           -18.11%        N/A            -7.85%
Dividend Growth                                             -17.88%      -4.56%           5.83%
Equity                                                      -15.93%      -0.95%           9.39%
European Growth                                             -21.49%      -3.63%           8.57%
Global Advantage                                            -22.86%        N/A           -13.09%
Global Dividend Growth                                      -12.20%      -3.40%           3.54%
High Yield                                                  -14.67%      -18.81%          -5.72%
Income Builder                                              -11.02%      -1.44%           1.59%
Information                                                 -37.21%        N/A           -51.93%
Limited Duration                                             2.31%         N/A            3.57%
Money Market                                                 0.14%        2.92%           2.89%
Pacific Growth                                              -17.16%      -17.38%         -12.35%
Quality Income Plus                                          3.46%        4.71%           5.32%
S&P 500 Index                                               -21.98%        N/A            -7.23%
Strategist                                                  -12.38%       1.20%           5.32%
Utilities                                                   -32.26%      -4.81%           2.38%
Morgan Stanley UIF Emerging Markets Equity                   5.08%         N/A            -9.71%
Morgan Stanley UIF Equity Growth                            -24.17%        N/A            -8.13%
Morgan Stanley UIF International Magnum                     -18.95%        N/A            -9.28%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.73%
Morgan Stanley UIF Mid Cap Value                            -21.25%        N/A           -11.29%
Morgan Stanley UIF U.S. Real Estate                          2.59%         N/A            4.02%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.46%
Van Kampen LIT Emerging Growth, Class II                    -24.80%        N/A            -0.23%
AIM V.I. Capital Appreciation                               -16.30%        N/A           -24.07%
AIM V.I. Growth                                             -30.93%        N/A           -33.32%
AIM V.I. Premier Equity                                     -29.04%        N/A           -24.01%
Alliance Growth                                             -18.83%        N/A           -26.04%
Alliance Growth and Income                                  -22.42%        N/A            -7.59%
Alliance Premier Growth                                     -23.85%        N/A           -24.74%
LSA Aggressive Growth                                         N/A          N/A           -24.95%
Putnam VT Growth and Income                                 -22.32%        N/A           -10.55%
Putnam VT International Growth                              -18.78%        N/A           -19.93%
Putnam VT Small Cap Value                                     N/A          N/A           -27.68%
Putnam VT Voyager                                           -23.83%        N/A           -26.02%




 (WITH THE PERFORMANCE DEATH BENEFIT OPTION OR DEATH BENEFIT COMBINATION OPTION)


                                                                                 10 Years or Since
Variable Sub-Accounts                                       1 Year      5 Years       Inception
Aggressive Equity                                           -18.20%        N/A            -7.95%
Dividend Growth                                             -17.97%      -4.67%           5.72%
Equity                                                      -16.02%      -1.06%           9.27%
European Growth                                             -21.58%      -3.74%           8.45%
Global Advantage                                            -22.94%        N/A           -13.18%
Global Dividend Growth                                      -12.30%      -3.51%           3.42%
High Yield                                                  -14.77%      -18.90%          -5.82%
Income Builder                                              -11.11%      -1.55%           1.48%
Information                                                 -37.28%        N/A           -51.99%
Limited Duration                                             2.20%         N/A            3.45%
Money Market                                                 0.03%        2.80%           2.77%
Pacific Growth                                              -17.25%      -17.47%         -12.44%
Quality Income Plus                                          3.35%        4.60%           5.20%
S&P 500 Index                                               -22.07%        N/A            -7.33%
Strategist                                                  -12.48%       1.09%           5.21%
Utilities                                                   -32.33%      -4.92%           2.27%
Morgan Stanley UIF Emerging Markets Equity                   4.96%         N/A            -9.81%
Morgan Stanley UIF Equity Growth                            -24.26%        N/A            -8.23%
Morgan Stanley UIF International Magnum                     -19.04%        N/A            -9.38%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.77%
Morgan Stanley UIF Mid Cap Value                            -21.34%        N/A           -11.39%
Morgan Stanley UIF U.S. Real Estate                          2.48%         N/A            3.91%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.50%
Van Kampen LIT Emerging Growth, Class II                    -24.88%        N/A            -0.34%
AIM V.I. Capital Appreciation                               -16.39%        N/A           -24.16%
AIM V.I. Growth                                             -31.01%        N/A           -33.39%
AIM V.I. Premier Equity                                     -29.12%        N/A           -24.09%
Alliance Growth                                             -18.92%        N/A           -26.12%
Alliance Growth and Income                                  -22.51%        N/A            -7.69%
Alliance Premier Growth                                     -23.94%        N/A           -24.82%
LSA Aggressive Growth                                         N/A          N/A           -24.98%
Putnam VT Growth and Income                                 -22.40%        N/A           -10.65%
Putnam VT International Growth                              -18.87%        N/A           -20.02%
Putnam VT Small Cap Value                                     N/A          N/A           -27.71%
Putnam VT Voyager                                           -23.91%        N/A           -26.10%




(WITH THE INCOME BENEFIT COMBINATION OPTION 2)

                                                                               10 Years or Since
Variable Sub-Accounts                                    1 Year      5 Years       Inception
Aggressive Equity                                           -18.25%        N/A            -8.00%
Dividend Growth                                             -18.02%      -4.72%           5.65%
Equity                                                      -16.08%      -1.12%           9.20%
European Growth                                             -21.63%      -3.79%           8.38%
Global Advantage                                            -22.99%        N/A           -13.23%
Global Dividend Growth                                      -12.35%      -3.57%           3.36%
High Yield                                                  -14.82%      -18.94%          -5.88%
Income Builder                                              -11.17%      -1.61%           1.42%
Information                                                 -37.32%        N/A           -52.02%
Limited Duration                                             2.14%         N/A            3.39%
Money Market                                                -0.03%        2.74%           2.71%
Pacific Growth                                              -17.30%      -17.52%         -12.50%
Quality Income Plus                                          3.29%        4.54%           5.14%
S&P 500 Index                                               -22.11%        N/A            -7.38%
Strategist                                                  -12.53%       1.03%           5.14%
Utilities                                                   -32.37%      -4.97%           2.21%
Morgan Stanley UIF Emerging Markets Equity                   4.90%         N/A            -9.87%
Morgan Stanley UIF Equity Growth                            -24.30%        N/A            -8.28%
Morgan Stanley UIF International Magnum                     -19.08%        N/A            -9.43%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.78%
Morgan Stanley UIF Mid Cap Value                            -21.38%        N/A           -11.44%
Morgan Stanley UIF U.S. Real Estate                          2.42%         N/A            3.84%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.51%
Van Kampen LIT Emerging Growth, Class II                    -24.92%        N/A            -0.40%
AIM V.I. Capital Appreciation                               -16.44%        N/A           -24.20%
AIM V.I. Growth                                             -31.05%        N/A           -33.43%
AIM V.I. Premier Equity                                     -29.16%        N/A           -24.14%
Alliance Growth                                             -18.97%        N/A           -26.16%
Alliance Growth and Income                                  -22.56%        N/A            -7.74%
Alliance Premier Growth                                     -23.98%        N/A           -24.87%
LSA Aggressive Growth                                         N/A          N/A           -25.00%
Putnam VT Growth and Income                                 -22.45%        N/A           -10.70%
Putnam VT International Growth                              -18.92%        N/A           -20.07%
Putnam VT Small Cap Value                                     N/A          N/A           -27.73%
Putnam VT Voyager                                           -23.96%        N/A           -26.15%








(WITH THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2)


                                                                                  10 Years or Since
   Variable Sub-Accounts                                    1 Year      5 Years        Inception
Aggressive Equity                                           -18.41%        N/A            -8.19%
Dividend Growth                                             -18.19%      -4.91%           5.44%
Equity                                                      -16.24%      -1.31%           8.99%
European Growth                                             -21.78%      -3.99%           8.17%
Global Advantage                                            -23.14%        N/A           -13.41%
Global Dividend Growth                                      -12.53%      -3.76%           3.16%
High Yield                                                  -14.99%      -19.11%          -6.07%
Income Builder                                              -11.35%      -1.81%           1.21%
Information                                                 -37.45%        N/A           -52.11%
Limited Duration                                             1.93%         N/A            3.18%
Money Market                                                -0.23%        2.54%           2.51%
Pacific Growth                                              -17.47%      -17.69%         -12.67%
Quality Income Plus                                          3.08%        4.33%           4.93%
S&P 500 Index                                               -22.27%        N/A            -7.57%
Strategist                                                  -12.71%       0.83%           4.93%
Utilities                                                   -32.51%      -5.16%           2.00%
Morgan Stanley UIF Emerging Markets Equity                   4.69%         N/A           -10.05%
Morgan Stanley UIF Equity Growth                            -24.46%        N/A            -8.47%
Morgan Stanley UIF International Magnum                     -19.25%        N/A            -9.61%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.84%
Morgan Stanley UIF Mid Cap Value                            -21.54%        N/A           -11.62%
Morgan Stanley UIF U.S. Real Estate                          2.21%         N/A            3.64%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.57%
Van Kampen LIT Emerging Growth, Class II                    -25.08%        N/A            -0.60%
AIM V.I. Capital Appreciation                               -16.61%        N/A           -24.36%
AIM V.I. Growth                                             -31.19%        N/A           -33.57%
AIM V.I. Premier Equity                                     -29.30%        N/A           -24.29%
Alliance Growth                                             -19.13%        N/A           -26.31%
Alliance Growth and Income                                  -22.71%        N/A            -7.93%
Alliance Premier Growth                                     -24.14%        N/A           -25.02%
LSA Aggressive Growth                                         N/A          N/A           -25.06%
Putnam VT Growth and Income                                 -22.61%        N/A           -10.88%
Putnam VT International Growth                              -19.09%        N/A           -20.23%
Putnam VT Small Cap Value                                     N/A          N/A           -27.79%
Putnam VT Voyager                                           -24.11%        N/A           -26.29%




(WITH ENHANCED EARNINGS DEATH BENEFIT OPTION)

                                                                               10 Years or Since
Variable Sub-Accounts                                    1 Year      5 Years       Inception
Aggressive Equity                                           -18.17%        N/A            -7.91%
Dividend Growth                                             -17.94%      -4.63%           5.76%
Equity                                                      -15.99%      -1.02%           9.31%
European Growth                                             -21.55%      -3.70%           8.49%
Global Advantage                                            -22.91%        N/A           -13.15%
Global Dividend Growth                                      -12.26%      -3.47%           3.47%
High Yield                                                  -14.73%      -18.86%          -5.79%
Income Builder                                              -11.08%      -1.51%           1.52%
Information                                                 -37.26%        N/A           -51.97%
Limited Duration                                             2.24%         N/A            3.49%
Money Market                                                 0.07%        2.84%           2.81%
Pacific Growth                                              -17.22%      -17.44%         -12.41%
Quality Income Plus                                          3.39%        4.64%           5.24%
S&P 500 Index                                               -22.04%        N/A            -7.29%
Strategist                                                  -12.45%       1.13%           5.25%
Utilities                                                   -32.31%      -4.88%           2.31%
Morgan Stanley UIF Emerging Markets Equity                   5.00%         N/A            -9.78%
Morgan Stanley UIF Equity Growth                            -24.23%        N/A            -8.19%
Morgan Stanley UIF International Magnum                     -19.00%        N/A            -9.34%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.75%
Morgan Stanley UIF Mid Cap Value                            -21.30%        N/A           -11.35%
Morgan Stanley UIF U.S. Real Estate                          2.52%         N/A            3.95%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.48%
Van Kampen LIT Emerging Growth, Class II                    -24.85%        N/A            -0.30%
AIM V.I. Capital Appreciation                               -16.36%        N/A           -24.13%
AIM V.I. Growth                                             -30.98%        N/A           -33.37%
AIM V.I. Premier Equity                                     -29.09%        N/A           -24.06%
Alliance Growth                                             -18.89%        N/A           -26.09%
Alliance Growth and Income                                  -22.48%        N/A            -7.65%
Alliance Premier Growth                                     -23.91%        N/A           -24.79%
LSA Aggressive Growth                                         N/A          N/A           -24.97%
Putnam VT Growth and Income                                 -22.37%        N/A           -10.61%
Putnam VT International Growth                              -18.84%        N/A           -19.99%
Putnam VT Small Cap Value                                     N/A          N/A           -27.70%
Putnam VT Voyager                                           -23.88%        N/A           -26.07%



(WITH THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2 AND ENHANCED EARNINGS DEATH BENEFIT OPTION)

                                                                               10 Years or Since
Variable Sub-Accounts                                    1 Year      5 Years       Inception
Aggressive Equity                                           -18.58%        N/A            -8.37%
Dividend Growth                                             -18.35%      -5.10%           5.23%
Equity                                                      -16.41%      -1.51%           8.77%
European Growth                                             -21.94%      -4.18%           7.95%
Global Advantage                                            -23.30%        N/A           -13.58%
Global Dividend Growth                                      -12.70%      -3.95%           2.95%
High Yield                                                  -15.16%      -19.27%          -6.26%
Income Builder                                              -11.52%      -2.01%           1.01%
Information                                                 -37.57%        N/A           -52.21%
Limited Duration                                             1.73%         N/A            2.98%
Money Market                                                -0.43%        2.33%           2.30%
Pacific Growth                                              -17.63%      -17.85%         -12.85%
Quality Income Plus                                          2.87%        4.12%           4.72%
S&P 500 Index                                               -22.43%        N/A            -7.75%
Strategist                                                  -12.89%       0.63%           4.72%
Utilities                                                   -32.65%      -5.35%           1.80%
Morgan Stanley UIF Emerging Markets Equity                   4.48%         N/A           -10.23%
Morgan Stanley UIF Equity Growth                            -24.61%        N/A            -8.65%
Morgan Stanley UIF International Magnum                     -19.41%        N/A            -9.79%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.90%
Morgan Stanley UIF Mid Cap Value                            -21.70%        N/A           -11.80%
Morgan Stanley UIF U.S. Real Estate                          2.01%         N/A            3.43%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.64%
Van Kampen LIT Emerging Growth, Class II                    -25.23%        N/A            -0.79%
AIM V.I. Capital Appreciation                               -16.78%        N/A           -24.51%
AIM V.I. Growth                                             -31.33%        N/A           -33.70%
AIM V.I. Premier Equity                                     -29.44%        N/A           -24.44%
Alliance Growth                                             -19.29%        N/A           -26.46%
Alliance Growth and Income                                  -22.87%        N/A            -8.11%
Alliance Premier Growth                                     -24.29%        N/A           -25.17%
LSA Aggressive Growth                                         N/A          N/A           -25.13%
Putnam VT Growth and Income                                 -22.76%        N/A           -11.06%
Putnam VT International Growth                              -19.25%        N/A           -20.39%
Putnam VT Small Cap Value                                     N/A          N/A           -27.85%
Putnam VT Voyager                                           -24.26%        N/A           -26.44%


                             ASSETMANAGER CONTRACTS

(WITHOUT AN OPTIONAL DEATH BENEFIT OR INCOME BENEFIT)

                                                                               10 Years or Since
Variable Sub-Accounts                                    1 Year      5 Years       Inception
Aggressive Equity                                           -18.20%        N/A            -7.95%
Dividend Growth                                             -17.97%      -4.67%           5.72%
Equity                                                      -16.02%      -1.06%           9.27%
European Growth                                             -21.58%      -3.74%           8.45%
Global Advantage                                            -22.94%        N/A           -13.18%
Global Dividend Growth                                      -12.30%      -3.51%           3.42%
High Yield                                                  -14.77%      -18.90%          -5.82%
Income Builder                                              -11.11%      -1.55%           1.48%
Information                                                 -37.28%        N/A           -51.99%
Limited Duration                                             2.20%         N/A            3.45%
Money Market                                                 0.03%        2.80%           2.77%
Pacific Growth                                              -17.25%      -17.47%         -12.44%
Quality Income Plus                                          3.35%        4.60%           5.20%
S&P 500 Index                                               -22.07%        N/A            -7.33%
Strategist                                                  -12.48%       1.09%           5.21%
Utilities                                                   -32.33%      -4.92%           2.27%
Morgan Stanley UIF Emerging Markets Equity                   4.96%         N/A            -9.81%
Morgan Stanley UIF Equity Growth                            -24.26%        N/A            -8.23%
Morgan Stanley UIF International Magnum                     -19.04%        N/A            -9.38%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.77%
Morgan Stanley UIF Mid Cap Value                            -21.34%        N/A           -11.39%
Morgan Stanley UIF U.S. Real Estate                          2.48%         N/A            3.91%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.50%
Van Kampen LIT Emerging Growth, Class II                    -24.88%        N/A            -0.34%
AIM V.I. Capital Appreciation                               -16.39%        N/A           -24.16%
AIM V.I. Growth                                             -31.01%        N/A           -33.39%
AIM V.I. Premier Equity                                     -29.12%        N/A           -24.09%
Alliance Growth                                             -18.92%        N/A           -26.12%
Alliance Growth and Income                                  -22.51%        N/A            -7.69%
Alliance Premier Growth                                     -23.94%        N/A           -24.82%
LSA Aggressive Growth                                         N/A          N/A           -24.98%
Putnam VT Growth and Income                                 -22.40%        N/A           -10.65%
Putnam VT International Growth                              -18.87%        N/A           -20.02%
Putnam VT Small Cap Value                                     N/A          N/A           -27.71%
Putnam VT Voyager                                           -23.91%        N/A           -26.10%




(WITH THE ENHANCED DEATH BENEFIT  OPTION,  PERFORMANCE  INCOME BENEFIT OPTION OR
THE PERFORMANCE DEATH BENEFIT OPTION)

                                                                               10 Years or Since
Variable Sub-Accounts                                    1 Year      5 Years       Inception
Aggressive Equity                                           -18.31%        N/A            -8.07%
Dividend Growth                                             -18.08%      -4.79%           5.58%
Equity                                                      -16.13%      -1.18%           9.13%
European Growth                                             -21.68%      -3.86%           8.31%
Global Advantage                                            -23.04%        N/A           -13.30%
Global Dividend Growth                                      -12.41%      -3.63%           3.29%
High Yield                                                  -14.88%      -19.00%          -5.95%
Income Builder                                              -11.23%      -1.68%           1.35%
Information                                                 -37.36%        N/A           -52.05%
Limited Duration                                             2.06%         N/A            3.32%
Money Market                                                -0.10%        2.67%           2.64%
Pacific Growth                                              -17.36%      -17.58%         -12.56%
Quality Income Plus                                          3.21%        4.46%           5.06%
S&P 500 Index                                               -22.17%        N/A            -7.45%
Strategist                                                  -12.60%       0.96%           5.07%
Utilities                                                   -32.42%      -5.04%           2.14%
Morgan Stanley UIF Emerging Markets Equity                   4.82%         N/A            -9.93%
Morgan Stanley UIF Equity Growth                            -24.36%        N/A            -8.35%
Morgan Stanley UIF International Magnum                     -19.14%        N/A            -9.50%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.80%
Morgan Stanley UIF Mid Cap Value                            -21.44%        N/A           -11.51%
Morgan Stanley UIF U.S. Real Estate                          2.34%         N/A            3.77%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.54%
Van Kampen LIT Emerging Growth, Class II                    -24.98%        N/A            -0.47%
AIM V.I. Capital Appreciation                               -16.50%        N/A           -24.26%
AIM V.I. Growth                                             -31.10%        N/A           -33.48%
AIM V.I. Premier Equity                                     -29.21%        N/A           -24.19%
Alliance Growth                                             -19.03%        N/A           -26.21%
Alliance Growth and Income                                  -22.61%        N/A            -7.81%
Alliance Premier Growth                                     -24.04%        N/A           -24.92%
LSA Aggressive Growth                                         N/A          N/A           -25.02%
Putnam VT Growth and Income                                 -22.50%        N/A           -10.77%
Putnam VT International Growth                              -18.98%        N/A           -20.12%
Putnam VT Small Cap Value                                     N/A          N/A           -27.75%
Putnam VT Voyager                                           -24.01%        N/A           -26.20%



(WITH  PERFORMANCE  BENEFIT  COMBINATION  OPTION  OR DEATH  BENEFIT  COMBINATION
OPTION)

                                                                               10 Years or Since
Variable Sub-Accounts                                    1 Year      5 Years       Inception
Aggressive Equity                                           -18.40%        N/A            -8.17%
Dividend Growth                                             -18.17%      -4.89%           5.46%
Equity                                                      -16.23%      -1.29%           9.01%
European Growth                                             -21.77%      -3.97%           8.19%
Global Advantage                                            -23.13%        N/A           -13.39%
Global Dividend Growth                                      -12.51%      -3.74%           3.18%
High Yield                                                  -14.97%      -19.09%          -6.05%
Income Builder                                              -11.33%      -1.79%           1.23%
Information                                                 -37.43%        N/A           -52.10%
Limited Duration                                             1.95%         N/A            3.20%
Money Market                                                -0.21%        2.56%           2.53%
Pacific Growth                                              -17.45%      -17.67%         -12.65%
Quality Income Plus                                          3.10%        4.35%           4.95%
S&P 500 Index                                               -22.26%        N/A            -7.55%
Strategist                                                  -12.69%       0.85%           4.95%
Utilities                                                   -32.50%      -5.14%           2.02%
Morgan Stanley UIF Emerging Markets Equity                   4.71%         N/A           -10.03%
Morgan Stanley UIF Equity Growth                            -24.44%        N/A            -8.45%
Morgan Stanley UIF International Magnum                     -19.23%        N/A            -9.60%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.84%
Morgan Stanley UIF Mid Cap Value                            -21.53%        N/A           -11.60%
Morgan Stanley UIF U.S. Real Estate                          2.23%         N/A            3.66%
Van Kampen LIT Comstock, Class I                              N/A          N/A           -27.57%
Van Kampen LIT Emerging Growth, Class II                    -25.06%        N/A            -0.58%
AIM V.I. Capital Appreciation                               -16.59%        N/A           -24.34%
AIM V.I. Growth                                             -31.18%        N/A           -33.55%
AIM V.I. Premier Equity                                     -29.29%        N/A           -24.27%
Alliance Growth                                             -19.11%        N/A           -26.30%
Alliance Growth and Income                                  -22.70%        N/A            -7.91%
Alliance Premier Growth                                     -24.12%        N/A           -25.00%
LSA Aggressive Growth                                         N/A          N/A           -25.06%
Putnam VT Growth and Income                                 -22.59%        N/A           -10.86%
Putnam VT International Growth                              -19.07%        N/A           -20.21%
Putnam VT Small Cap Value                                     N/A          N/A           -27.78%
Putnam VT Voyager                                           -24.10%        N/A           -26.28%



ADJUSTED HISTORICAL TOTAL RETURNS

We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying
Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract as well as the contract maintenance charge and the withdrawal charge.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended September 30, 2002 are set out below. No adjusted historical total returns are shown for the Money Market Variable Sub-Account, the Morgan Stanley UIF Mid Cap Growth, Van Kampen LIT Comstock, LSA Aggressive Growth, or Putnam VT Small Cap Value. Where the returns included in the following tables give effect to the optional income benefits, death benefits, or combinations thereof. the performance figures have been adjusted to reflect the current charge for the feature as if that feature had been available throughout the periods shown.

The following list provides the inception date for the Portfolio corresponding to each of the Variable Sub-Accounts included in the tables.

       Variable Annuity II and AssetManager Contracts

                                             Inception Date of
                                             Corresponding
Variable Sub-Account                         Portfolio

Aggressive Equity                               May 1, 1999
Dividend Growth                                 March 1, 1990
Equity                                          March 9, 1984
European Growth                                 March 1, 1991
Global Advantage                                May 18, 1998
Global Dividend Growth                          February 24, 1994
High Yield                                      March 9, 1984
Income Builder                                  January 21, 1997
Information                                     November 6, 2000
Limited Duration                                May 2, 1999
Money Market                                    October 25, 1990
Pacific Growth                                  February  24, 1994
Quality Income Plus                             March 1, 1987
S&P 500 Index                                   May 18, 1998
Strategist                                      March 1, 1987
Utilities                                       March 1, 1990
Morgan Stanley UIF Emerging Markets Equity      October 1,1996
Morgan  Stanley UIF Equity Growth               January 2, 1997
Morgan  Stanley UIF International Magnum        January 2, 1997
Morgan Stanley UIF U.S. Real Estate             March 4, 1997
Morgan Stanley UIF Mid Cap Growth               January 2, 1997
Van Kampen LIT Comstock                         April 30, 1999
Van Kampen LIT Emerging Growth                  July 3, 1995

AIM V.I. Capital Appreciation                   May 5, 1993
AIM V.I. Growth                                 May 5, 1993
AIM V.I Premier Equity                          May 5, 1993
Alliance Growth*                                September 15, 1994
Alliance Growth and Income*                     January 14, 1991
Alliance Premier Growth*                        July 14, 1999
LSA Aggressive Growth                           August 14, 2001
Putnam VT Growth and Income**                   February 1, 1988
Putnam VT International Growth**                January 2, 1997
Putnam VT Small Cap Value                       April 30, 1999
Putnam VT Voyager**                             February 1, 1988

* The Portfolios' Class B shares ("12b-1 class") corresponding to the Alliance Growth, Alliance Growth and Income and Alliance Premier Growth Variable Sub-Accounts were first offered on May 3, 1999. For periods prior to this date, the performance shown is based on the historical performance of the Portfolios' Class A shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios are as shown above.

** The Portfolios' Class IB shares ("12b-1 class") corresponding to the Putnam VT Growth and Income, International Growth, Voyager Variable Sub-Accounts were first offered on April 6, 1998, April 30, 1998, and April 30, 1998 respectively. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class IA shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios are as shown above.

                          VARIABLE ANNUITY II CONTRACTS

(WITHOUT AN OPTIONAL DEATH BENEFIT OR INCOME BENEFIT)


                                                                                         10 Years or Since
Variable Sub-Accounts                                                1 Year     5 Years       Inception+
Aggressive Equity                                                    -22.32%       N/A           -8.72%
Dividend Growth                                                      -22.09%      -4.71%          5.93%
Equity                                                               -20.14%      -1.05%          9.50%
European Growth                                                      -25.71%      -3.76%          8.68%
Global Advantage                                                     -27.07%       N/A           -13.69%
Global Dividend Growth                                               -16.40%      -3.54%          3.62%
High Yield                                                           -18.88%     -19.19%         -5.66%
Income Builder                                                       -15.22%      -1.56%          1.52%
Information                                                          -41.45%       N/A           -56.50%
Limited Duration                                                     -1.87%        N/A            2.93%
Money Market                                                         -4.04%       2.84%           2.96%
Pacific Growth                                                       -21.37%     -17.74%         -12.33%
Quality Income Plus                                                  -0.72%       4.65%           5.40%
S&P 500 Index                                                        -26.20%       N/A           -7.68%
Strategist                                                           -16.59%      1.12%           5.41%
Utilities                                                            -36.49%      -4.95%          2.47%
Morgan Stanley UIF Emerging Markets Equity                            0.90%      -11.96%         -7.19%
Morgan Stanley UIF Equity Growth                                     -28.39%      -4.08%          0.60%
Morgan Stanley UIF International Magnum                              -23.16%      -8.46%         -5.11%
Morgan Stanley UIF Mid Cap Growth                                    -27.01%       N/A           -18.51%
Morgan Stanley UIF Mid Cap Value                                     -25.46%      -1.96%          4.56%
Morgan Stanley UIF U.S. Real Estate                                  -1.59%       3.10%           5.38%
Van Kampen LIT Comstock, Class I                                     -27.73%       N/A           -6.35%
Van Kampen LIT Emerging Growth, Class II                             -29.01%      0.92%           8.33%
AIM V.I. Capital Appreciation                                        -20.51%      -6.49%          5.45%
AIM V.I. Growth                                                      -35.16%     -11.08%          1.73%
AIM V.I. Premier Equity                                              -33.26%      -5.30%          5.84%
Alliance Growth *                                                    -23.04%      -6.20%          6.15%
Alliance Growth and Income*                                          -26.64%      0.28%           9.02%
Alliance Premier Growth*                                             -28.07%      -3.75%          8.32%
LSA Aggressive Growth                                                -25.56%       N/A           -36.09%
Putnam VT Growth and Income*                                         -26.53%      -4.14%          6.14%
Putnam VT International Growth*                                      -22.99%      -1.85%          1.71%
Putnam VT Small Cap Value                                            -10.01%       N/A            3.96%
Putnam VT Voyager*                                                   -28.05%      -3.71%          7.73%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.


(WITH THE ENHANCED DEATH BENEFIT  OPTION,  PERFORMANCE  INCOME BENEFIT OPTION OR
PERFORMANCE DEATH BENEFIT OPTION)

                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -22.43%       N/A           -8.84%
Dividend Growth                                                      -22.20%      -4.83%          5.79%
Equity                                                               -20.25%      -1.18%          9.36%
European Growth                                                      -25.81%      -3.89%          8.53%
Global Advantage                                                     -27.17%       N/A           -13.81%
Global Dividend Growth                                               -16.52%      -3.66%          3.48%
High Yield                                                           -18.99%     -19.30%         -5.78%
Income Builder                                                       -15.33%      -1.69%          1.39%
Information                                                          -41.53%       N/A           -56.57%
Limited Duration                                                     -2.01%        N/A            2.80%
Money Market                                                         -4.17%       2.70%           2.83%
Pacific Growth                                                       -21.48%     -17.85%         -12.45%
Quality Income Plus                                                  -0.86%       4.51%           5.26%
S&P 500 Index                                                        -26.30%       N/A           -7.81%
Strategist                                                           -16.70%      0.98%           5.28%
Utilities                                                            -36.57%      -5.07%          2.34%
Morgan Stanley UIF Emerging Markets Equity                            0.76%      -12.08%         -7.31%
Morgan Stanley UIF Equity Growth                                     -28.49%      -4.20%          0.47%
Morgan Stanley UIF International Magnum                              -23.26%      -8.58%         -5.23%
Morgan Stanley UIF Mid Cap Growth                                    -27.11%       N/A           -18.62%
Morgan Stanley UIF Mid Cap Value                                     -25.57%      -2.09%          4.42%
Morgan Stanley UIF U.S. Real Estate                                  -1.73%       2.97%           5.24%
Van Kampen LIT Comstock, Class I                                     -27.83%       N/A           -6.47%
Van Kampen LIT Emerging Growth, Class II                             -29.11%      0.79%           8.19%
AIM V.I. Capital Appreciation                                        -20.62%      -6.62%          5.31%
AIM V.I. Growth                                                      -35.25%     -11.19%          1.60%
AIM V.I. Premier Equity                                              -33.35%      -5.43%          5.70%
Alliance Growth*                                                     -23.15%      -6.32%          6.01%
Alliance Growth and Income*                                          -26.74%      0.15%           8.88%
Alliance Premier Growth*                                             -28.17%      -3.87%          8.18%
LSA Aggressive Growth                                                -25.67%       N/A           -36.17%
Putnam VT Growth and Income*                                         -26.63%      -4.27%          6.00%
Putnam VT International Growth*                                      -23.10%      -1.98%          1.58%
Putnam VT Small Cap Value                                            -10.13%       N/A            3.82%
Putnam VT Voyager*                                                   -28.15%      -3.84%          7.59%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.




(WITH  PERFORMANCE  BENEFIT  COMBINATION  OPTION  OR DEATH  BENEFIT  COMBINATION
OPTION)

                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -22.52%       N/A           -8.95%
Dividend Growth                                                      -22.29%      -4.94%          5.67%
Equity                                                               -20.34%      -1.29%          9.24%
European Growth                                                      -25.90%      -4.00%          8.41%
Global Advantage                                                     -27.26%       N/A           -13.90%
Global Dividend Growth                                               -16.62%      -3.77%          3.37%
High Yield                                                           -19.08%     -19.39%         -5.88%
Income Builder                                                       -15.43%      -1.80%          1.28%
Information                                                          -41.60%       N/A           -56.63%
Limited Duration                                                     -2.12%        N/A            2.68%
Money Market                                                         -4.28%       2.59%           2.71%
Pacific Growth                                                       -21.57%     -17.94%         -12.55%
Quality Income Plus                                                  -0.97%       4.39%           5.15%
S&P 500 Index                                                        -26.38%       N/A           -7.91%
Strategist                                                           -16.80%      0.87%           5.16%
Utilities                                                            -36.65%      -5.18%          2.22%
Morgan Stanley UIF Emerging Markets Equity                            0.64%      -12.18%         -7.41%
Morgan Stanley UIF Equity Growth                                     -28.57%      -4.31%          0.36%
Morgan Stanley UIF International Magnum                              -23.35%      -8.69%         -5.34%
Morgan Stanley UIF Mid Cap Growth                                    -27.19%       N/A           -18.72%
Morgan Stanley UIF Mid Cap Value                                     -25.65%      -2.20%          4.31%
Morgan Stanley UIF U.S. Real Estate                                  -1.84%       2.85%           5.13%
Van Kampen LIT Comstock, Class I                                     -27.91%       N/A           -6.58%
Van Kampen LIT Emerging Growth, Class II                             -29.20%      0.68%           8.07%
AIM V.I. Capital Appreciation                                        -20.71%      -6.72%          5.19%
AIM V.I. Growth                                                      -35.33%     -11.29%          1.49%
AIM V.I. Premier Equity                                              -33.43%      -5.53%          5.58%
Alliance Growth *                                                    -23.24%      -6.42%          5.90%
Alliance Growth and Income*                                          -26.83%      0.04%           8.76%
Alliance Premier Growth*                                             -28.26%      -3.98%          8.06%
LSA Aggressive Growth                                                -25.76%       N/A           -36.25%
Putnam VT Growth and Income*                                         -26.72%      -4.37%          5.89%
Putnam VT International Growth*                                      -23.19%      -2.09%          1.47%
Putnam VT Small Cap Value                                            -10.23%       N/A            3.70%
Putnam VT Voyager*                                                   -28.23%      -3.94%          7.47%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.




(WITH THE INCOME BENEFIT COMBINATION OPTION 2)

                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -22.57%       N/A           -9.00%
Dividend Growth                                                      -22.34%      -5.00%          5.61%
Equity                                                               -20.39%      -1.35%          9.17%
European Growth                                                      -25.94%      -4.05%          8.35%
Global Advantage                                                     -27.30%       N/A           -13.96%
Global Dividend Growth                                               -16.67%      -3.83%          3.31%
High Yield                                                           -19.14%     -19.44%         -5.94%
Income Builder                                                       -15.48%      -1.86%          1.21%
Information                                                          -41.64%       N/A           -56.66%
Limited Duration                                                     -2.18%        N/A            2.62%
Money Market                                                         -4.34%       2.53%           2.65%
Pacific Growth                                                       -21.62%     -17.99%         -12.60%
Quality Income Plus                                                  -1.03%       4.33%           5.08%
S&P 500 Index                                                        -26.43%       N/A           -7.97%
Strategist                                                           -16.85%      0.81%           5.10%
Utilities                                                            -36.69%      -5.24%          2.16%
Morgan Stanley UIF Emerging Markets Equity                            0.58%      -12.23%         -7.47%
Morgan Stanley UIF Equity Growth                                     -28.62%      -4.37%          0.29%
Morgan Stanley UIF International Magnum                              -23.40%      -8.74%         -5.40%
Morgan Stanley UIF Mid Cap Growth                                    -27.24%       N/A           -18.77%
Morgan Stanley UIF Mid Cap Value                                     -25.70%      -2.26%          4.24%
Morgan Stanley UIF U.S. Real Estate                                  -1.90%       2.79%           5.06%
Van Kampen LIT Comstock, Class I                                     -27.96%       N/A           -6.63%
Van Kampen LIT Emerging Growth, Class II                             -29.24%      0.62%           8.00%
AIM V.I. Capital Appreciation                                        -20.76%      -6.78%          5.13%
AIM V.I. Growth                                                      -35.37%     -11.35%          1.43%
AIM V.I. Premier Equity                                              -33.47%      -5.59%          5.52%
Alliance Growth*                                                     -23.28%      -6.48%          5.83%
Alliance Growth and Income*                                          -26.87%      -0.02%          8.69%
Alliance Premier Growth*                                             -28.30%      -4.04%          7.99%
LSA Aggressive Growth                                                -25.80%       N/A           -36.29%
Putnam VT Growth and Income*                                         -26.77%      -4.43%          5.82%
Putnam VT International Growth*                                      -23.24%      -2.15%          1.41%
Putnam VT Small Cap Value                                            -10.29%       N/A            3.64%
Putnam VT Voyager*                                                   -28.28%      -4.00%          7.41%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.




(WITH THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2)


                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -22.73%       N/A           -9.19%
Dividend Growth                                                      -22.50%      -5.19%          5.40%
Equity                                                               -20.56%      -1.55%          8.95%
European Growth                                                      -26.10%      -4.25%          8.13%
Global Advantage                                                     -27.46%       N/A           -14.13%
Global Dividend Growth                                               -16.85%      -4.02%          3.10%
High Yield                                                           -19.31%     -19.61%         -6.13%
Income Builder                                                       -15.66%      -2.06%          1.01%
Information                                                          -41.76%       N/A           -56.77%
Limited Duration                                                     -2.39%        N/A            2.41%
Money Market                                                         -4.55%       2.32%           2.45%
Pacific Growth                                                       -21.78%     -18.16%         -12.77%
Quality Income Plus                                                  -1.24%       4.12%           4.87%
S&P 500 Index                                                        -26.59%       N/A           -8.16%
Strategist                                                           -17.03%      0.61%           4.89%
Utilities                                                            -36.83%      -5.43%          1.96%
Morgan Stanley UIF Emerging Markets Equity                            0.37%      -12.41%         -7.66%
Morgan Stanley UIF Equity Growth                                     -28.77%      -4.56%          0.09%
Morgan Stanley UIF International Magnum                              -23.56%      -8.93%         -5.59%
Morgan Stanley UIF Mid Cap Growth                                    -27.40%       N/A           -18.94%
Morgan Stanley UIF Mid Cap Value                                     -25.86%      -2.45%          4.03%
Morgan Stanley UIF U.S. Real Estate                                  -2.11%       2.59%           4.85%
Van Kampen LIT Comstock, Class I                                     -28.11%       N/A           -6.83%
Van Kampen LIT Emerging Growth, Class II                             -29.39%      0.41%           7.79%
AIM V.I. Capital Appreciation                                        -20.93%      -6.97%          4.92%
AIM V.I. Growth                                                      -35.51%     -11.53%          1.23%
AIM V.I. Premier Equity                                              -33.62%      -5.78%          5.31%
Alliance Growth*                                                     -23.45%      -6.67%          5.62%
Alliance Growth and Income*                                          -27.03%      -0.23%          8.47%
Alliance Premier Growth*                                             -28.45%      -4.23%          7.78%
LSA Aggressive Growth                                                -25.96%       N/A           -36.43%
Putnam VT Growth and Income*                                         -26.92%      -4.63%          5.61%
Putnam VT International Growth*                                      -23.40%      -2.34%          1.20%
Putnam VT Small Cap Value                                            -10.48%       N/A            3.43%
Putnam VT Voyager*                                                   -28.43%      -4.20%          7.19%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.





(WITH ENHANCED EARNINGS DEATH BENEFIT OPTION)

                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -22.48%       N/A           -8.91%
Dividend Growth                                                      -22.26%      -4.90%          5.72%
Equity                                                               -20.31%      -1.25%          9.28%
European Growth                                                      -25.86%      -3.96%          8.46%
Global Advantage                                                     -27.23%       N/A           -13.87%
Global Dividend Growth                                               -16.58%      -3.73%          3.41%
High Yield                                                           -19.05%     -19.36%         -5.85%
Income Builder                                                       -15.39%      -1.76%          1.32%
Information                                                          -41.57%       N/A           -56.61%
Limited Duration                                                     -2.08%        N/A            2.72%
Money Market                                                         -4.24%       2.63%           2.76%
Pacific Growth                                                       -21.53%     -17.91%         -12.51%
Quality Income Plus                                                  -0.93%       4.44%           5.19%
S&P 500 Index                                                        -26.35%       N/A           -7.87%
Strategist                                                           -16.76%      0.91%           5.20%
Utilities                                                            -36.62%      -5.14%          2.27%
Morgan Stanley UIF Emerging Markets Equity                            0.69%      -12.14%         -7.38%
Morgan Stanley UIF Equity Growth                                     -28.54%      -4.27%          0.40%
Morgan Stanley UIF International Magnum                              -23.32%      -8.65%         -5.30%
Morgan Stanley UIF Mid Cap Growth                                    -27.16%       N/A           -18.68%
Morgan Stanley UIF Mid Cap Value                                     -25.62%      -2.16%          4.35%
Morgan Stanley UIF U.S. Real Estate                                  -1.80%       2.90%           5.17%
Van Kampen LIT Comstock, Class I                                     -27.88%       N/A           -6.54%
Van Kampen LIT Emerging Growth, Class II                             -29.17%      0.72%           8.11%
AIM V.I. Capital Appreciation                                        -20.68%      -6.68%          5.24%
AIM V.I. Growth                                                      -35.30%     -11.26%          1.53%
AIM V.I. Premier Equity                                              -33.40%      -5.49%          5.63%
Alliance Growth*                                                     -23.20%      -6.39%          5.94%
Alliance Growth and Income*                                          -26.79%      0.08%           8.80%
Alliance Premier Growth*                                             -28.22%      -3.94%          8.10%
LSA Aggressive Growth                                                -25.72%       N/A           -36.22%
Putnam VT Growth and Income*                                         -26.69%      -4.34%          5.93%
Putnam VT International Growth*                                      -23.16%      -2.05%          1.51%
Putnam VT Small Cap Value                                            -10.20%       N/A            3.75%
Putnam VT Voyager*                                                   -28.20%      -3.90%          7.52%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.



(WITH THE INCOME AND DEATH BENEFIT  COMBINATION  OPTION 2 AND ENHANCED  EARNINGS
DEATH BENEFIT OPTION)


                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -22.90%       N/A           -9.38%
Dividend Growth                                                      -22.67%      -5.38%          5.19%
Equity                                                               -20.73%      -1.75%          8.73%
European Growth                                                      -26.26%      -4.44%          7.92%
Global Advantage                                                     -27.61%       N/A           -14.31%
Global Dividend Growth                                               -17.02%      -4.22%          2.90%
High Yield                                                           -19.48%     -19.77%         -6.32%
Income Builder                                                       -15.84%      -2.26%          0.81%
Information                                                          -41.89%       N/A           -56.87%
Limited Duration                                                     -2.59%        N/A            2.20%
Money Market                                                         -4.75%       2.11%           2.24%
Pacific Growth                                                       -21.95%     -18.33%         -12.95%
Quality Income Plus                                                  -1.45%       3.91%           4.66%
S&P 500 Index                                                        -26.74%       N/A           -8.34%
Strategist                                                           -17.20%      0.40%           4.68%
Utilities                                                            -36.96%      -5.62%          1.75%
Morgan Stanley UIF Emerging Markets Equity                            0.16%      -12.59%         -7.84%
Morgan Stanley UIF Equity Growth                                     -28.92%      -4.75%         -0.11%
Morgan Stanley UIF International Magnum                              -23.73%      -9.11%         -5.78%
Morgan Stanley UIF Mid Cap Growth                                    -27.55%       N/A           -19.12%
Morgan Stanley UIF Mid Cap Value                                     -26.02%      -2.65%          3.82%
Morgan Stanley UIF U.S. Real Estate                                  -2.31%       2.38%           4.64%
Van Kampen LIT Comstock, Class I                                     -28.26%       N/A           -7.02%
Van Kampen LIT Emerging Growth, Class II                             -29.54%      0.21%           7.57%
AIM V.I. Capital Appreciation                                        -21.10%      -7.16%          4.71%
AIM V.I. Growth                                                      -35.65%     -11.71%          1.02%
AIM V.I. Premier Equity                                              -33.76%      -5.97%          5.10%
Alliance Growth *                                                    -23.61%      -6.86%          5.41%
Alliance Growth and Income*                                          -27.18%      -0.43%          8.26%
Alliance Premier Growth*                                             -28.60%      -4.43%          7.56%
LSA Aggressive Growth                                                -26.12%       N/A           -36.56%
Putnam VT Growth and Income*                                         -27.08%      -4.82%          5.40%
Putnam VT International Growth*                                      -23.57%      -2.54%          1.00%
Putnam VT Small Cap Value                                            -10.67%       N/A            3.22%
Putnam VT Voyager*                                                   -28.58%      -4.39%          6.98%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.



                             ASSETMANAGER CONTRACTS

(WITHOUT AN OPTIONAL DEATH BENEFIT OR INCOME BENEFIT OPTION)

                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -18.28%       N/A           -8.03%
Dividend Growth                                                      -18.05%      -4.74%          5.67%
Equity                                                               -16.10%      -1.12%          9.23%
European Growth                                                      -21.66%      -3.81%          8.41%
Global Advantage                                                     -23.02%       N/A           -13.28%
Global Dividend Growth                                               -12.38%      -3.59%          3.36%
High Yield                                                           -14.85%     -19.01%         -5.89%
Income Builder                                                       -11.19%      -1.63%          1.41%
Information                                                          -37.36%       N/A           -52.12%
Limited Duration                                                      2.12%        N/A            3.36%
Money Market                                                         -0.05%       2.73%           2.70%
Pacific Growth                                                       -17.33%     -17.59%         -12.56%
Quality Income Plus                                                   3.27%       4.53%           5.14%
S&P 500 Index                                                        -22.14%       N/A           -7.41%
Strategist                                                           -12.56%      1.03%           5.15%
Utilities                                                            -32.41%      -4.98%          2.22%
Morgan Stanley UIF Emerging Markets Equity                            4.88%      -11.91%         -7.43%
Morgan Stanley UIF Equity Growth                                     -24.33%      -4.12%          0.49%
Morgan Stanley UIF International Magnum                              -19.11%      -8.46%         -5.16%
Morgan Stanley UIF Mid Cap Growth                                    -22.96%       N/A           -17.04%
Morgan Stanley UIF Mid Cap Value                                     -21.41%      -2.02%          4.42%
Morgan Stanley UIF U.S. Real Estate                                   2.40%       2.99%           5.24%
Van Kampen LIT Comstock, Class I                                     -23.67%       N/A           -5.72%
Van Kampen LIT Emerging Growth, Class II                             -24.96%      0.83%           8.06%
AIM V.I. Capital Appreciation                                        -16.47%      -6.51%          5.19%
AIM V.I. Growth                                                      -31.09%     -11.03%          1.48%
AIM V.I. Premier Equity                                              -29.19%      -5.33%          5.58%
Alliance Growth*                                                     -19.00%      -6.21%          5.89%
Alliance Growth and Income*                                          -22.59%      0.20%           8.75%
Alliance Premier Growth*                                             -24.02%      -3.79%          8.05%
LSA Aggressive Growth                                                -21.52%       N/A           -32.29%
Putnam VT Growth and Income*                                         -22.48%      -4.18%          5.88%
Putnam VT International Growth*                                      -18.95%      -1.91%          1.60%
Putnam VT Small Cap Value                                            -5.99%        N/A            4.37%
Putnam VT Voyager*                                                   -23.99%      -3.75%          7.47%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.






(WITH THE ENHANCED  DEATH BENEFIT  OPTION,  PERFORMANCE  DEATH BENEFIT OPTION OR
PERFORMANCE INCOME BENEFIT OPTION)

                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -18.48%       N/A           -8.25%
Dividend Growth                                                      -18.25%      -4.97%          5.41%
Equity                                                               -16.31%      -1.36%          8.97%
European Growth                                                      -21.85%      -4.04%          8.15%
Global Advantage                                                     -23.21%       N/A           -13.49%
Global Dividend Growth                                               -12.59%      -3.82%          3.11%
High Yield                                                           -15.05%     -19.20%         -6.12%
Income Builder                                                       -11.41%      -1.87%          1.16%
Information                                                          -37.51%       N/A           -52.23%
Limited Duration                                                      1.87%        N/A            3.12%
Money Market                                                         -0.29%       2.48%           2.46%
Pacific Growth                                                       -17.53%     -17.79%         -12.77%
Quality Income Plus                                                   3.02%       4.28%           4.89%
S&P 500 Index                                                        -22.33%       N/A           -7.64%
Strategist                                                           -12.77%      0.78%           4.90%
Utilities                                                            -32.57%      -5.21%          1.97%
Morgan Stanley UIF Emerging Markets Equity                            4.82%         N/A          -9.93%
Morgan Stanley UIF Equity Growth                                     -24.36%        N/A          -8.35%
Morgan Stanley UIF International Magnum                              -19.14%        N/A          -9.50%
Morgan Stanley UIF Mid Cap Growth                                      N/A          N/A          -28.80%
Morgan Stanley UIF Mid Cap Value                                     -21.44%        N/A          -11.51%
Morgan Stanley UIF U.S. Real Estate                                   2.34%         N/A           3.77%
Van Kampen LIT Comstock, Class I                                       N/A          N/A          -27.54%
Van Kampen LIT Emerging Growth, Class II                             -24.98%        N/A          -0.47%
AIM V.I. Capital Appreciation                                        -16.50%        N/A          -24.26%
AIM V.I. Growth                                                      -31.10%        N/A          -33.48%
AIM V.I. Premier Equity                                              -29.21%        N/A          -24.19%
Alliance Growth*                                                     -19.03%        N/A          -26.21%
Alliance Growth and Income*                                          -22.61%        N/A           -7.81%
Alliance Premier Growth*                                             -24.04%        N/A          -24.92%
LSA Aggressive Growth                                                  N/A          N/A          -25.02%
Putnam VT Growth and Income*                                         -22.50%        N/A          -10.77%
Putnam VT International Growth *                                     -18.98%        N/A          -20.12%
Putnam VT Small Cap Value                                              N/A          N/A          -27.75%
Putnam VT Voyager *                                                  -24.01%        N/A          -26.20%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.





(WITH  PERFORMANCE  BENEFIT  COMBINATION  OPTION  OR DEATH  BENEFIT  COMBINATION
OPTION)

                                                                                       10 Years or Since
Variable Sub-Accounts                                             1 Year     5 Years       Inception+
Aggressive Equity                                                    -18.48%       N/A           -8.25%
Dividend Growth                                                      -18.25%      -4.97%          5.41%
Equity                                                               -16.31%      -1.36%          8.97%
European Growth                                                      -21.85%      -4.04%          8.15%
Global Advantage                                                     -23.21%       N/A           -13.49%
Global Dividend Growth                                               -12.59%      -3.82%          3.11%
High Yield                                                           -15.05%     -19.20%         -6.12%
Income Builder                                                       -11.41%      -1.87%          1.16%
Information                                                          -37.51%       N/A           -52.23%
Limited Duration                                                      1.87%        N/A            3.12%
Money Market                                                         -0.29%       2.48%           2.46%
Pacific Growth                                                       -17.53%     -17.79%         -12.77%
Quality Income Plus                                                   3.02%       4.28%           4.89%
S&P 500 Index                                                        -22.33%       N/A           -7.64%
Strategist                                                           -12.77%      0.78%           4.90%
Utilities                                                            -32.57%      -5.21%          1.97%
Morgan Stanley UIF Emerging Markets Equity                            4.63%      -12.12%         -7.65%
Morgan Stanley UIF Equity Growth                                     -24.52%      -4.35%          0.25%
Morgan Stanley UIF International Magnum                              -19.31%      -8.68%         -5.39%
Morgan Stanley UIF Mid Cap Growth                                    -23.14%       N/A           -17.24%
Morgan Stanley UIF Mid Cap Value                                     -21.60%      -2.26%          4.17%
Morgan Stanley UIF U.S. Real Estate                                   2.15%       2.75%           4.98%
Van Kampen LIT Comstock, Class I                                     -23.86%       N/A           -5.95%
Van Kampen LIT Emerging Growth, Class II                             -25.14%      0.59%           7.80%
AIM V.I. Capital Appreciation                                        -16.67%      -6.73%          4.93%
AIM V.I. Growth                                                      -31.25%     -11.24%          1.24%
AIM V.I. Premier Equity                                              -29.36%      -5.56%          5.32%
Alliance Growth*                                                     -19.19%      -6.44%          5.63%
Alliance Growth and Income*                                          -22.77%      -0.04%          8.49%
Alliance Premier Growth*                                             -24.20%      -4.02%          7.79%
LSA Aggressive Growth                                                -21.71%       N/A           -32.46%
Putnam VT Growth and Income*                                         -22.67%      -4.41%          5.63%
Putnam VT International Growth*                                      -19.15%      -2.15%          1.35%
Putnam VT Small Cap Value                                            -6.22%        N/A            4.12%
Putnam VT Voyager*                                                   -24.17%      -3.98%          7.21%

+Please refer to the table at the beginning of this section for the inception dates of the Portfolios.

*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.



CALCULATION OF ACCUMULATION VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Variable Sub-Account for the current Valuation Period.


NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

     (A) is the sum of:

          (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

          (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

     (B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

     (C) is the annualized mortality and expense risk and administrative expense charges divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current Valuation Period.


CALCULATION OF VARIABLE INCOME PAYMENTS

          We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

     o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

     o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.


The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.


GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

EXPERTS


The consolidated financial statements of Allstate Life Insurance Company (the "Company") as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Allstate Financial Advisors Separate Account I as of December 31, 2001 and for each of the periods in the two years then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Northbrook Variable Annuity Account as of December 31, 2001 and for each of the periods in the two years then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Northbrook Variable Annuity Account II as of December 31, 2001 and for each of the periods in the two years then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 180 N. Stetson Avenue, Chicago, Illinois 60601.

With respect to the unaudited interim financial information of the Company for the periods ended September 30, 2002 and 2001 which is included in this Statement of Additional Information, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and included in this Statement of Additional Information, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

FINANCIAL STATEMENTS

     The following financial statements (and accompanying Independent Auditors' Reports) appear in the pages that follow:

o consolidated financial statements of Allstate as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and related financial statement schedule, and

o unaudited consolidated financial statements of Allstate as of September 30, 2002 and for the nine month periods ended September 30, 2002.

o the financial statements of Allstate Financial Advisors Separate Account I as of December 31, 2001 and for each of the periods in the two years then ended,

o the unaudited financial statements of Allstate Financial Advisors Separate Account I as of September 30, 2002 and for the nine month periods ended September 30, 2002,

o the unaudited pro forma financial statements of Allstate Financial Advisors Separate Account I as of December 31, 2001 and
     September 30, 2002,

o the financial statements of Northbrook Variable Annuity Account and of Northbrook Variable Annuity Account II as of December 31, 2001 and 2000, and for each of the periods in the two years ending December 31, 2001,

o the unaudited financial statements of Northbrook Variable Annuity Account and of Northbrook Variable Annuity Account II as of as of September 30, 2002 and for the nine month periods ended September 30, 2002,


The consolidated financial statements and schedule of Allstate included herein should be considered only as bearing upon the ability of Allstate to meet its obligations under the Contracts.

                                   APPENDIX A
                            ACCUMULATION UNIT VALUES

                  Morgan Stanley Variable Annuity II Contracts

The Accumulation Unit Values reflecting the highest and lowest combination of Contract charges are contained in the prospectus. The following tables show the Accumulation Unit Values for all other classes of Accumulation Units available under the Morgan Stanley Variable Annuity II Contracts.

Accumulation Unit Values are shown since the Variable Sub-Accounts were first offered under the Contracts or since the Contracts were first offered with the applicable Option(s), if later. The dates the Variable Sub-Accounts were first offered are as follows:

The Money Market, Quality Income Plus, High Yield, Utilities, Dividend Growth, Equity and Strategist Variable Sub-Accounts were first offered on October 25, 1990. The European Growth Variable Sub-Account was first offered on March 1, 1991. The Global Dividend Growth and Pacific Growth Variable Sub-Accounts were first offered on February 23, 1994. The Income Builder Variable Sub-Account was first offered on January 21, 1997. The Equity Growth, International Magnum, Emerging Markets Equity, and Emerging Growth Variable Sub-Accounts were first offered on March 16, 1998. The S&P 500 Index, Global Advantage and U.S. Real Estate Variable Sub-Accounts were first offered on May 18, 1998. The Limited Duration and Aggressive Equity Variable Sub-Accounts were first offered on May 3, 1999. The Mid Cap Value Sub-Account, the AIM V.I. Capital Appreciation, Growth and Premier Equity Variable Sub-Accounts, the Alliance Growth, Growth and Income, and Premier Growth Variable Sub-Accounts, and the Putnam VT Growth and Income, International Growth and Voyager Variable Sub-Accounts were first offered on January 31, 2000. The Information Sub-Account was first offered on November 6, 2001.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE THE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED DEATH BENEFIT, THE PERFORMANCE INCOME BENEFIT, OR THE PERFORMANCE DEATH BENEFIT OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1995              1996             1997              1998
-----------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $20.068           $21.500          $26.259           $32.498
Accumulation Unit Value, End of Period               $21.500           $26.259          $32.498           $36.593
Number of Units Outstanding, End of Period           366,928         4,586,699       13,973,141        19,936,437
------------------------------------------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $24.677           $25.858          $28.626           $38.764
Accumulation Unit Value, End of Period               $25.858           $28.626          $38.764           $49.825
Number of Units Outstanding, End of Period           215,961         2,302,720        5,454,409         7,931,260
------------------------------------------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $18.486           $18.972          $24.298           $27.792
Accumulation Unit Value, End of Period               $18.972           $24.298          $27.792           $33.944
Number of Units Outstanding, End of Period            62,011         1,143,635        3,091,981         4,668,539
------------------------------------------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         -                 -                -                 $10.000
Accumulation Unit Value, End of Period               -                 -                -                 $ 9.720
Number of Units Outstanding, End of Period           -                 -                -               1,965,368
------------------------------------------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $11.250           $11.932          $13.824           $15.260
Accumulation Unit Value, End of Period               $11.932           $13.824          $15.260           $16.921
Number of Units Outstanding, End of Period           155,023         2,364,163        7,789,952         8,929,904
------------------------------------------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $21.462           $21.855          $24.112           $26.577
Accumulation Unit Value, End of Period               $21.855           $24.112          $26.577           $24.563
Number of Units Outstanding, End of Period            66,987         1,462,866        8,797,892         5,304,510
------------------------------------------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         -                 -                $10.000           $12.069
Accumulation Unit Value, End of Period               -                 -                $12.069           $12.274
Number of Units Outstanding, End of Period           -                 -              2,024,851         3,652,211
------------------------------------------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1995              1996             1997              1998
------------------------------------------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $11.579           $11.651          $12.065           $12.511
Accumulation Unit Value, End of Period               $11.651           $12.065          $12.511           $12.963
Number of Units Outstanding, End of Period           511,096         3,424,292        5,406,175         8,938,860
------------------------------------------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $ 9.352           $ 9.617         $  9.843          $  6.042
Accumulation Unit Value, End of Period               $ 9.617           $ 9.843         $  6.042          $  5.334
Number of Units Outstanding, End of Period            97,952         1,411,508        2,105,514         2,456,851
------------------------------------------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $15.746           $16.370          $16.379           $17.932
Accumulation Unit Value, End of Period               $16.370           $16.379          $17.932           $19.200
Number of Units Outstanding, End of Period           142,004         1,095,796        3,843,253         5,109,593
------------------------------------------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $16.490           $16.915          $19.170           $21.479
Accumulation Unit Value, End of Period               $16.915           $19.170          $21.479           $26.783
Number of Units Outstanding, End of Period            91,983           903,817        3,529,096           -
------------------------------------------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         -                 -                -                 $10.000
Accumulation Unit Value, End of Period               -                 -                -                 $11.117
Number of Units Outstanding, End of Period           -                 -                -               2,003,301
------------------------------------------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $16.972           $17.995          $19.268           $24.140
Accumulation Unit Value, End of Period               $17.995           $19.268          $24.140           $29.438
Number of Units Outstanding, End of Period           165,046           822,723        1,753,743         3,510,503
------------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         -                 -                -                 $10.000
Accumulation Unit Value, End of Period               -                 -                -                 $ 7.095
Number of Units Outstanding, End of Period           -                 -                -                  94,600
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 $10.000
Accumulation Unit Value, End of Period               -                 -                -                 $10.094
Number of Units Outstanding, End of Period           -                 -                -               1,530,819
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         -                 -                -                 $10.000
Accumulation Unit Value, End of Period               -                 -                -                 $ 9.780
Number of Units Outstanding, End of Period           -                 -                -                 170,897
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1995              1996             1997              1998
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         -                 -                -                 $10.000
Accumulation Unit Value, End of Period               -                 -                -                 $ 9.054
Number of Units Outstanding, End of Period           -                 -                -                  80,782
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period         -                 -                -                 $10.000
Accumulation Unit Value, End of Period               -                 -                -                 $11.985
Number of Units Outstanding, End of Period           -                 -                -                 402,082
------------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         -                 -                -                 -
Accumulation Unit Value, End of Period               -                 -                -                 -
Number of Units Outstanding, End of Period           -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1999              2000             2001            2002
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $14.465          $14.005         $ 9.871
Accumulation Unit Value, End of Period               $14.465           $14.005          $ 9.871         $ 7.565
Number of Units Outstanding, End of Period         1,122,012         4,013,767        2,725,210       2,028,759
------------------------------------------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $36.593           $35.192          $36.516         $34.106
Accumulation Unit Value, End of Period               $35.192           $36.516          $34.106         $25.771
Number of Units Outstanding, End of Period        20,053,835        14,630,929       12,948,190      11,103,623
------------------------------------------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $49.825           $77.861          $67.245         $48.450
Accumulation Unit Value, End of Period               $77.861           $67.245          $48.450         $36.808
Number of Units Outstanding, End of Period        10,374,793        10,575,220        8,138,160       6,667,411
------------------------------------------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $33.944           $43.185          $40.461         $32.784
Accumulation Unit Value, End of Period               $43.185           $40.461          $32.784         $23.610
Number of Units Outstanding, End of Period         4,444,148         4,301,593        3,317,658       2,737,204
------------------------------------------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $ 9.720          $12.152           $ 9.893         $ 7.473
Accumulation Unit Value, End of Period               $12.152          $ 9.893           $ 7.473         $ 5.415
Number of Units Outstanding, End of Period         2,481,411        2,978,593         2,262,652       1,766,942
------------------------------------------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $16.291           $19.115          $18.366         $16.964
Accumulation Unit Value, End of Period               $19.115           $18.366          $16.964         $13.517
Number of Units Outstanding, End of Period         8,775,455         6,909,685        5,770,297       5,032,368
------------------------------------------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $24.563           $23.879          $15.948         $10.409
Accumulation Unit Value, End of Period               $23.879           $15.948          $10.409         $ 9.259
Number of Units Outstanding, End of Period         4,203,079         2,849,935        2,178,760       1,750,563
------------------------------------------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $12.274           $12.947          $12.780         $12.881
Accumulation Unit Value, End of Period               $12.947           $12.780          $12.881         $10.939
Number of Units Outstanding, End of Period         3,133,231         2,229,410        2,367,507       2,085,931
------------------------------------------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         -                 $10.000          $ 9.290         $ 5.228
Accumulation Unit Value, End of Period               -                 $ 9.290          $ 5.228         $ 2.488
Number of Units Outstanding, End of Period           -                 112,286          362,163         248,982
------------------------------------------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.056          $10.490         $11.029
Accumulation Unit Value, End of Period               $10.056           $10.490          $11.029         $11.271
Number of Units Outstanding, End of Period           121,549           243,983          822,746       2,556,299
------------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $12.963           $13.390          $13.989         $14.320
Accumulation Unit Value, End of Period               $13.390           $13.989          $14.320         $14.311
Number of Units Outstanding, End of Period        10,276,270         8,280,928       11,669,438      11,802,061
------------------------------------------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $  5.334          $  8.730         $  5.724        $ 4.093
Accumulation Unit Value, End of Period               $  8.730          $  5.724         $  4.093        $ 3.224
Number of Units Outstanding, End of Period          4,058,485         3,391,224        2,397,512      1,997,126
------------------------------------------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1999              2000             2001            2002
------------------------------------------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $19.200           $18.101          $19.815         $21.390
Accumulation Unit Value, End of Period               $18.101           $19.815          $21.390         $21.901
Number of Units Outstanding, End of Period         5,167,349         4,441,671        5,113,210       5,172,572
------------------------------------------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $11.117           $13.170          $11.760         $10.169
Accumulation Unit Value, End of Period               $13.170           $11.760          $10.169         $ 7.204
Number of Units Outstanding, End of Period         6,209,831         7,535,806        6,817,073       6,104,976
------------------------------------------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $26.783           $30.968          $31.017         $27.448
Accumulation Unit Value, End of Period               $30.968           $31.017          $27.448         $23.266
Number of Units Outstanding, End of Period         6,559,093         6,719,790        5,764,581       4,839,449
------------------------------------------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $29.438           $32.693          $33.193         $24.282
Accumulation Unit Value, End of Period               $32.693           $33.193          $24.282         $16.821
Number of Units Outstanding, End of Period         4,016,659         4,175,987        3,506,974       2,830,208
------------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $ 7.095           $13.679          $ 8.194         $ 7.549
Accumulation Unit Value, End of Period               $13.679           $ 8.194          $ 7.549         $ 6.317
Number of Units Outstanding, End of Period           689,216           884,729          695,767         816,824
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.094           $13.869          $12.061         $10.087
Accumulation Unit Value, End of Period               $13.869           $12.061          $10.087         $ 6.803
Number of Units Outstanding, End of Period         2,952,648         4,201,929        3,084,036       2,594,289
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $ 9.780           $12.063          $10.410         $ 8.278
Accumulation Unit Value, End of Period               $12.063           $10.410          $ 8.278         $ 6.447
Number of Units Outstanding, End of Period           416,818           713,739          651,537         565,370
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -               $12.092
Accumulation Unit Value, End of Period               -                 -                $12.092         $ 7.127
Number of Units Outstanding, End of Period           -                 -                -                72,659
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 $10.000          $10.234         $ 9.765
Accumulation Unit Value, End of Period               -                 $10.234          $ 9.765         $ 6.473
Number of Units Outstanding, End of Period           -                 119,091        1,367,293       1,504,954
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $ 9.054            $ 8.790         $11.197         $12.117
Accumulation Unit Value, End of Period               $ 8.790           $11.197          $12.117         $11.881
Number of Units Outstanding, End of Period           194,964           526,895          613,092         874,529




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                1999              2000              2001            2002
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                -               $10.000
Accumulation Unit Value, End of Period               -                 -                -               $ 7.254
Number of Units Outstanding, End of Period           -                 -                -               692,765
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period         $11.985           $10.000          $21.368         $14.422
Accumulation Unit Value, End of Period               $24.135           $21.368          $14.422         $ 9.897
Number of Units Outstanding, End of Period         2,522,689         5,404,064        4,150,641       2,956,342
------------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $14.447          $ 8.317         $ 6.287
Accumulation Unit Value, End of Period               $14.447           $ 8.317          $ 6.287         $ 4.463
Number of Units Outstanding, End of Period           -                 403,019          510,155         526,898
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $14.447          $ 7.337         $ 4.779
Accumulation Unit Value, End of Period               $14.447           $  7.337         $ 4.779         $ 3.049
Number of Units Outstanding, End of Period           -                  222,089         246,997         233,547
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $14.447          $ 7.994         $ 6.886
Accumulation Unit Value, End of Period               $14.447           $ 7.994          $ 6.886         $ 4.454
Number of Units Outstanding, End of Period           -                 867,766        1,317,408       1,144,393
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $14.447          $ 8.138         $ 6.121
Accumulation Unit Value, End of Period               $14.447           $ 8.138          $ 6.121         $ 4.287
Number of Units Outstanding, End of Period           -                 253,019          457,425         369,902
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $14.447          $10.755         $10.612
Accumulation Unit Value, End of Period               $14.447           $10.755          $10.612         $ 7.475
Number of Units Outstanding, End of Period           -                 756,656        3,317,724       2,708,896
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $14.447          $ 7.854         $ 6.392
Accumulation Unit Value, End of Period               $14.447           $ 7.854          $ 6.392         $ 4.258
Number of Units Outstanding, End of Period           -               1,370,194         1,117648         924,568
------------------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -               $10.000
Accumulation Unit Value, End of Period               -                 -                -               $ 7.505
Number of Units Outstanding, End of Period           -                 -                -                12,699
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         -                 $10.000          $10.791         $ 9.952
Accumulation Unit Value, End of Period               -                 $10.791          $ 9.952         $ 7.280
Number of Units Outstanding, End of Period           -                 220,718          458,634         624,812
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         -                 $10.000          $ 9.076         $ 7.098
Accumulation Unit Value, End of Period               -                 $ 9.076         $  7.098         $ 5.356
Number of Units Outstanding, End of Period           -                 562,467          605,965         760,053




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1999              2000             2001            2002
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                -               $10.000
Accumulation Unit Value, End of Period               -                 -                -               $ 7.232
Number of Units Outstanding, End of Period           -                 -                -               200.065
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         -                 $10.000          $ 8.118         $ 6.206
Accumulation Unit Value, End of Period               -                 $ 8.118          $ 6.206         $ 4.287
Number of Units Outstanding, End of Period           -                 786,759          864,153         894,404



*Contracts with the with the Enhanced Death Benefit, The Performance Income Benefit, or The Performance Death Benefit Option were first offered under the Contracts on October 30, 1995. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.000. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.38% and an administrative expense charge of 0.10%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE THE CONTRACTS WERE FIRST OFFERED WITH THE PERFORMANCE BENEFIT COMBINATION OR THE DEATH BENEFIT COMBINATION OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1998              1999             2000              2001          2002
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         -                 $10.000          $14.454           $13.980       $ 9.842
Accumulation Unit Value, End of Period               -                 $14.454          $13.980           $ 9.842       $ 7.537
Number of Units Outstanding, End of Period           -                 458,487        1,751,421         1,396,166     1,172,036
------------------------------------------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $32.096           $36.031          $34.614           $35.877       $33.471
Accumulation Unit Value, End of Period               $36.031           $34.614          $35.877           $33.471       $25.271
Number of Units Outstanding, End of Period           528,141         1,434,477        1,488,899         1,469,841     1,305,229
------------------------------------------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $38.177           $49.060          $76.581           $55.067       $47.549
Accumulation Unit Value, End of Period               $49.060           $76.581          $55.067           $47.549       $36.094
Number of Units Outstanding, End of Period           221,631           950,293        1,396,798         1,180,919       993,618
------------------------------------------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $27.627           $33.452          $42.510           $39.785       $32.201
Accumulation Unit Value, End of Period               $33.452           $42.510          $39.785           $32.201       $23.171
Number of Units Outstanding, End of Period           175,357           392,050          635,143           508,808       453,993
------------------------------------------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.714          $12.130           $ 9.864       $ 7.443
Accumulation Unit Value, End of Period               $ 9.714           $12.130          $ 9.864           $ 7.443       $ 5.389
Number of Units Outstanding, End of Period           178,762           489,657          810,537           635,032       501,194
------------------------------------------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $15.193           $16.794          $18.951           $18.188       $16.781
Accumulation Unit Value, End of Period               $16.794           $18.951          $18.188           $16.781       $13.360
Number of Units Outstanding, End of Period           156,429           488,336          611,375           578,485       537,160
------------------------------------------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $26.463           $24.176          $23.477           $15.662       $10.211
Accumulation Unit Value, End of Period               $24.176           $23.477          $15.662           $10.211       $ 9.076
Number of Units Outstanding, End of Period           137,884           290,136          271,440           263,472       213,166
------------------------------------------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $12.036           $12.248          $12.906           $12.725       $12.812
Accumulation Unit Value, End of Period               $12.248           $12.906          $12.725           $12.812       $10.871
Number of Units Outstanding, End of Period           164,457           270,771          228,558           316,173       291,873
------------------------------------------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1998              1999              2000             2001          2002
------------------------------------------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         -                 -                $10.000           $ 9.289       $ 5.222
Accumulation Unit Value, End of Period               -                 -                $ 9.289           $ 5.222       $ 2.483
Number of Units Outstanding, End of Period           -                 -                 36,971           122,546        79,066
------------------------------------------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         -                 $10.000          $10.049           $10.470       $10.996
Accumulation Unit Value, End of Period               -                 $10.049          $10.470           $10.996       $11.228
Number of Units Outstanding, End of Period           -                  34,942           68,599           186,207       487,783
------------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $12.355           $12.766          $13.166           $13.743       $14.053
Accumulation Unit Value, End of Period               $12.766           $13.166          $13.743           $14.053       $14.032
Number of Units Outstanding, End of Period           673,034         1,263,421        1,085,418         1,927,404     2,112,458
------------------------------------------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $  5.587          $  5.294         $  8.655          $  5.669      $ 4.049
Accumulation Unit Value, End of Period               $  5.294          $  8.655         $  5.669          $  4.049      $ 3.186
Number of Units Outstanding, End of Period             52,484           390,608          573,966           376,670      344,788
------------------------------------------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $17.841           $18.906          $17.804           $19.468       $20.992
Accumulation Unit Value, End of Period               $18.906           $17.804          $19.468           $20.992       $21.476
Number of Units Outstanding, End of Period           169,761           328,139          388,445           744,296       819,045
------------------------------------------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $11.110          $13.146           $11.727       $10.128
Accumulation Unit Value, End of Period               $11.110           $13.146          $11.727           $10.128       $ 7.169
Number of Units Outstanding, End of Period           283,511         1,877,442        2,621,084         2,479,435     2,220,681
------------------------------------------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $21.497           $26.371          $30.459           $30.474       $26.937
Accumulation Unit Value, End of Period               $26.371           $30.459          $30.474           $26.937       $22.814
Number of Units Outstanding, End of Period           472,816         1,004,838        1,334,894         1,250,916     1,122,002
------------------------------------------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $23.622           $28.985          $32.155           $32.612       $23.831
Accumulation Unit Value, End of Period               $28.985           $32.155          $32.612           $23.831       $16.494
Number of Units Outstanding, End of Period           159,860           340,744          558,866           503,281       402,379
------------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.089         $13.584           $ 8.169        $ 7.518
Accumulation Unit Value, End of Period               $ 7.089           $13.584         $ 8.169           $ 7.518        $ 6.286
Number of Units Outstanding, End of Period            19,500           210,592         449,505           318,648        316,641
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.370          $13.842           $12.024       $10.045
Accumulation Unit Value, End of Period               $10.370           $13.842          $12.024           $10.045       $ 6.769
Number of Units Outstanding, End of Period           154,201           495,861          915,909           789,440       680,253
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.771          $12.040           $10.378       $ 8.243
Accumulation Unit Value, End of Period               $ 9.771           $12.040          $10.378           $ 8.243       $ 6.415
Number of Units Outstanding, End of Period            31,933           172,588          359,209           352,646       321,098
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 -             $10.000
Accumulation Unit Value, End of Period               -                 -                -                 -             $ 7.123
Number of Units Outstanding, End of Period           -                 -                -                 -               9,753
------------------------------------------------------------------------------------------------------------------------------------



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1998              1999             2000              2001          2002
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000           $10.226       $ 9.747
Accumulation Unit Value, End of Period               -                 -                $10.226           $ 9.747       $ 6.456
Number of Units Outstanding, End of Period           -                 -                 67,804           439,613       508,997
------------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.048          $ 8.774           $11.165       $12.069
Accumulation Unit Value, End of Period               $ 9.048           $ 8.774          $11.165           $12.069       $11.824
Number of Units Outstanding, End of Period             37,193           93,827          165,007           258,530       270,378
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                -                 -             $10.000
Accumulation Unit Value, End of Period               -                 -                -                 -             $ 7.250
Number of Units Outstanding, End of Period           -                 -                -                 -             117,805
------------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $12.590          $24.088           $21.302       $14.362
Accumulation Unit Value, End of Period               $12.590           $24.088          $21.302           $14.362       $ 9.847
Number of Units Outstanding, End of Period            82,427           818,855        2,158,492         1,771,972     1,451,514
------------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         -                 $10.000          $14.447           $ 8.311       $ 6.275
Accumulation Unit Value, End of Period               -                 $14.447          $ 8.311           $ 6.275       $ 4.451
Number of Units Outstanding, End of Period           -                 -                252,723           284,246       263,894
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         -                 $10.000          $14.447           $ 7.331       $ 4.770
Accumulation Unit Value, End of Period               -                 $14.447          $ 7.331           $ 4.770       $ 3.041
Number of Units Outstanding, End of Period           -                 -                112,625           178,606       177,930
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         -                 $10.000          $14.447           $ 7.988       $ 6.874
Accumulation Unit Value, End of Period               -                 $14.447          $ 7.988           $ 6.874       $ 4.442
Number of Units Outstanding, End of Period           -                 -                510,446           651,404       577,992
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         -                 $10.000          $14.447           $ 8.132       $ 6.110
Accumulation Unit Value, End of Period               -                 $14.447          $ 8.132           $ 6.110       $ 4.276
Number of Units Outstanding, End of Period           -                 -                145,135           131,345       163,865
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         -                 $10.000          $14.447           $10.747       $10.592
Accumulation Unit Value, End of Period               -                 $14.447          $10.747           $10.592       $ 7.456
Number of Units Outstanding, End of Period           -                 -                282,835           876,470       885,520
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         -                 $10.000          $14.447           $ 7.849       $ 6.380
Accumulation Unit Value, End of Period               -                 $14.447          $ 7.849           $ 6.380       $ 4.247
Number of Units Outstanding, End of Period           -                 -                505,325           463,774       395,733
------------------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                -                 -             $10.000
Accumulation Unit Value, End of Period               -                 -                -                 -             $ 7.502
Number of Units Outstanding, End of Period           -                 -                -                 -              11,888
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         -                 -                $10.000           $10.783       $ 9.934
Accumulation Unit Value, End of Period               -                 -                $10.783           $ 9.934       $ 7.261
Number of Units Outstanding, End of Period           -                 -                 86,919           148,690       182,928

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 1998              1999             2000              2001          2002
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000           $ 9.069       $ 7.085
Accumulation Unit Value, End of Period               -                 -                $ 9.069           $ 7.085       $ 5.342
Number of Units Outstanding, End of Period           -                 -                430,045           555,094       552,626
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                -                 -             $10.000
Accumulation Unit Value, End of Period               -                 -                -                 -             $ 7.229
Number of Units Outstanding, End of Period           -                 -                -                 -              62,262
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         -                 -                $10.000           $ 8.112       $ 6.195
Accumulation Unit Value, End of Period               -                 -                $ 8.112           $ 6.195       $ 4.275
Number of Units Outstanding, End of Period           -                 -                361,221           386,861       380,078


*Contracts with the Performance Benefit Combination Option was first offered under the Contracts on December 7, 1998 and the Death Benefit Combination Option was first offered under the Contracts on May 3, 1999. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.000. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.49% and an administrative expense charge of 0.10%.

ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT   SINCE  THE  CONTRACTS  WERE  FIRST  OFFERED  WITH  INCOME  BENEFIT
COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.210          $ 6.480
Accumulation Unit Value, End of Period               $ 9.210           $ 6.480          $ 4.960
Number of Units Outstanding, End of Period           0                   1,833              672
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.423          $ 9.718
Accumulation Unit Value, End of Period               $10.423           $ 9.718          $ 7.334
Number of Units Outstanding, End of Period           0                  24,417           27,333
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $  9.271         $ 6.669
Accumulation Unit Value, End of Period               $  9.271          $  6.669         $ 5.060
Number of Units Outstanding, End of Period           0                   23,789          33,139
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.330          $ 8.356
Accumulation Unit Value, End of Period               $10.330           $ 8.356          $ 6.010
Number of Units Outstanding, End of Period           0                  11,431           15,797
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.051          $ 6.826
Accumulation Unit Value, End of Period               $ 9.051           $ 6.826          $ 4.940
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.283          $ 9.482
Accumulation Unit Value, End of Period               $10.283           $ 9.482          $ 7.546
Number of Units Outstanding, End of Period           0                   1,963            5,201
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.358          $ 5.446
Accumulation Unit Value, End of Period               $ 8.358           $ 5.446          $ 4.839
Number of Units Outstanding, End of Period           0                  12,725           12,647
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.024          $10.253
Accumulation Unit Value, End of Period               $10.024           $10.253          $ 8.554
Number of Units Outstanding, End of Period           0                 0                    180
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.288          $ 5.258
Accumulation Unit Value, End of Period               $ 9.288           $ 5.258          $ 2.480
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.090          $10.591
Accumulation Unit Value, End of Period               $10.090           $10.591          $10.809
Number of Units Outstanding, End of Period           0                   1,106            4,674
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.069          $10.290
Accumulation Unit Value, End of Period               $10.069           $10.290          $10.270
Number of Units Outstanding, End of Period           0                   8,224           18,260
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.560          $ 6.110
Accumulation Unit Value, End of Period               $ 8.560           $ 6.110          $ 4.807
Number of Units Outstanding, End of Period           0                     391              723
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $11.209
Accumulation Unit Value, End of Period               $10.401           $11.209          $11.462
Number of Units Outstanding, End of Period           0                   2,626            5,892
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.212          $ 7.951
Accumulation Unit Value, End of Period               $ 9.212           $ 7.951          $ 5.626
Number of Units Outstanding, End of Period           0                   3,772            3,975
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.576          $ 8.459
Accumulation Unit Value, End of Period               $ 9.576           $ 8.459          $ 7.161
Number of Units Outstanding, End of Period           0                  31,531           35,482
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.022          $ 7.319
Accumulation Unit Value, End of Period               $10.022           $ 7.319          $ 5,064
Number of Units Outstanding, End of Period           0                  11,476            8,430
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.387          $ 7.315
Accumulation Unit Value, End of Period               $ 8.387           $ 7.315          $ 6.448
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.585          $ 7.168
Accumulation Unit Value, End of Period               $ 8.585           $ 7.168          $ 4.828
Number of Units Outstanding, End of Period           0                     596              594
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 8.405
Accumulation Unit Value, End of Period               $ 9.838           $ 8.405          $ 6.074
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.122
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------






For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.834          $ 9.368
Accumulation Unit Value, End of Period               $ 9.834           $ 9.368          $ 6.202
Number of Units Outstanding, End of Period           0                     334            4,369
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.749          $11.987
Accumulation Unit Value, End of Period               $10.749           $11.987          $11.372
Number of Units Outstanding, End of Period           0                 0                    824
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.249
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.112          $ 5.466
Accumulation Unit Value, End of Period               $ 8.112           $ 5.466          $ 3,746
Number of Units Outstanding, End of Period           0                     946              896
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.237          $ 6.215
Accumulation Unit Value, End of Period               $ 8.237           $ 6.215          $ 4.406
Number of Units Outstanding, End of Period           0                     184              225
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.319          $ 5.793
Accumulation Unit Value, End of Period               $ 8.319           $ 5.793          $ 3.447
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.407          $ 8.315
Accumulation Unit Value, End of Period               $ 9.407           $ 8.315          $ 5.226
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.859          $ 6.815
Accumulation Unit Value, End of Period               $ 8.859           $ 6.815          $ 4.653
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.941          $ 9.793
Accumulation Unit Value, End of Period               $ 9.941           $ 9.793          $ 6.890
Number of Units Outstanding, End of Period           0                   4,956            8,671
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.835          $ 7.178
Accumulation Unit Value, End of Period               $ 8.835           $ 7.178          $ 4.776
Number of Units Outstanding, End of Period           0                     428              427
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.500
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
PUTNAM VARIABLE TRUSTS (Class IB Shares)
-------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.074          $ 9.275
Accumulation Unit Value, End of Period               $10.074           $ 9.275          $ 6.776
Number of Units Outstanding, End of Period           0                 0                    170
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.942          $ 7.763
Accumulation Unit Value, End of Period               $ 9.942           $ 7.763          $ 5.850
Number of Units Outstanding, End of Period           0                     597            3,305
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.227
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.661          $ 6.714
Accumulation Unit Value, End of Period               $ 7.661           $ 6.714          $ 4.632
Number of Units Outstanding, End of Period           0                     509              635




*Contracts with the Income Benefit Combination Option 2 were first offered under the  Contracts on October 30, 2000.  The dates the  Variable  Sub-Accounts  were
first   offered  under  the  Contracts  are  shown  above  the  first  table  of
Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable  Sub-Accounts  was initially set at $10.000.  The Accumulation
Unit Values in this table  reflect a mortality  and expense risk charge of 1.55%
and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE  CONTRACTS  WERE FIRST  OFFERED WITH THE INCOME AND DEATH
BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.210          $ 6.465
Accumulation Unit Value, End of Period               $ 9.210           $ 6.465          $ 4.941
Number of Units Outstanding, End of Period             2,135            21,622           25,561
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.420          $ 9.696
Accumulation Unit Value, End of Period               $10.420           $ 9.696          $ 7.306
Number of Units Outstanding, End of Period            17,411           162,997          223,182
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.270          $ 6.653
Accumulation Unit Value, End of Period               $ 9.270           $ 6.653          $ 5.040
Number of Units Outstanding, End of Period            44,843           275,064          343,532
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.333          $ 8.337
Accumulation Unit Value, End of Period               $10.333           $ 8.337          $ 5.987
Number of Units Outstanding, End of Period             8,533            69,755           82,372
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.050          $ 6.810
Accumulation Unit Value, End of Period               $ 9.050           $ 6.810          $ 4.921
Number of Units Outstanding, End of Period           0                   7,009            9,573
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.280          $ 9.460
Accumulation Unit Value, End of Period               $10.280           $ 9.460          $ 7.517
Number of Units Outstanding, End of Period             5,147            37,562           57,453
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.360          $ 5.434
Accumulation Unit Value, End of Period               $ 8.360           $ 5.434          $ 4.820
Number of Units Outstanding, End of Period             3,234            18,175           17,395
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000                            $10.063
Accumulation Unit Value, End of Period               $                 $10.063          $ 8.521
Number of Units Outstanding, End of Period           0                   6,190            8,300
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000                            $ 5.206
Accumulation Unit Value, End of Period               $                 $ 5.206          $ 2,471
Number of Units Outstanding, End of Period           0                   3,938            3,221
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.088          $10.566
Accumulation Unit Value, End of Period               $10.088           $10.566          $10.768
Number of Units Outstanding, End of Period           0                     565           29,327
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.070          $10.266
Accumulation Unit Value, End of Period               $10,070           $10.266          $10.231
Number of Units Outstanding, End of Period             4,189            34,948          154,772
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.559          $ 6.196
Accumulation Unit Value, End of Period               $ 8.559           $ 6.196          $ 4.867
Number of Units Outstanding, End of Period           0                   5,050            6,148
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.400          $11.183
Accumulation Unit Value, End of Period               $10.400           $11.183          $11.418
Number of Units Outstanding, End of Period             6,003            39,929           68,881
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.210          $ 7.933
Accumulation Unit Value, End of Period               $ 9.210           $ 7.933          $ 5.605
Number of Units Outstanding, End of Period            19,728            62,351           76,549
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.573          $ 8.440
Accumulation Unit Value, End of Period               $ 9.573           $ 8.440          $ 7.134
Number of Units Outstanding, End of Period               314            64,590          250,600
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.021          $ 7.303
Accumulation Unit Value, End of Period               $10.021           $ 7.303          $ 5.044
Number of Units Outstanding, End of Period             1,268            57,623           69,539
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.387          $ 7.697
Accumulation Unit Value, End of Period               $ 8.387           $ 7.697          $ 6.424
Number of Units Outstanding, End of Period           0                     391            4,088
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.584          $ 7.151
Accumulation Unit Value, End of Period               $ 8.584           $ 7.151          $ 4.809
Number of Units Outstanding, End of Period               721            16,825           25,482
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.836          $ 7.791
Accumulation Unit Value, End of Period               $ 9.836           $ 7.791          $ 6.051
Number of Units Outstanding, End of Period           0                     516            1,573
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.116
Number of Units Outstanding, End of Period           -                 -                    355



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.832          $ 9.346
Accumulation Unit Value, End of Period               $ 9.832           $ 9.346          $ 6.179
Number of Units Outstanding, End of Period           0                  16,142           29,652
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.747          $11.586
Accumulation Unit Value, End of Period               $10.747           $11.586          $11.329
Number of Units Outstanding, End of Period           0                   2,387            8,845
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.243
Number of Units Outstanding, End of Period           -                 -                  6,187
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.110          $ 5.453
Accumulation Unit Value, End of Period               $ 8.110           $ 5.453          $ 3.732
Number of Units Outstanding, End of Period             6,591            72,989           71,817
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.233          $ 6.201
Accumulation Unit Value, End of Period               $ 8.233           $ 6.201          $ 4.390
Number of Units Outstanding, End of Period           0                   6,247           11,799
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.317          $ 5.397
Accumulation Unit Value, End of Period               $ 8.317           $ 5.397          $ 3,434
Number of Units Outstanding, End of Period           0                      61              114
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.406          $ 8.072
Accumulation Unit Value, End of Period               $ 9.406           $ 8.072          $ 5,206
Number of Units Outstanding, End of Period           0                   2,372            6,542
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.858          $ 6.637
Accumulation Unit Value, End of Period               $ 8.858           $ 6.637          $ 4.636
Number of Units Outstanding, End of Period           0                   6,281            1,440
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.940          $ 9.770
Accumulation Unit Value, End of Period               $ 9.940           $ 9.770          $ 6.863
Number of Units Outstanding, End of Period           0                  33,844           54,122
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.830          $ 7.162
Accumulation Unit Value, End of Period               $ 8.830           $ 7.162          $ 4,758
Number of Units Outstanding, End of Period               661             3,489            8,058
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.494
Number of Units Outstanding, End of Period           -                 -                    382


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.072          $ 9.253
Accumulation Unit Value, End of Period               $10.072           $ 9.253          $ 6.751
Number of Units Outstanding, End of Period           0                   1,873            6,657
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.940          $ 7.745
Accumulation Unit Value, End of Period               $ 9.940           $ 7.745          $ 5.828
Number of Units Outstanding, End of Period           0                   6,602           16,043
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.221
Number of Units Outstanding, End of Period           -                 -                  2,368
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.659          $ 6.699
Accumulation Unit Value, End of Period               $ 7.659           $ 6.699          $ 4.614
Number of Units Outstanding, End of Period           0                   3,663            6,357







*Contracts with the Income and Death Benefit Combination Option 2 were first offered under the Contracts on October 30, 2000. The dates the Variable
Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.000. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST OFFERED WITH THE ENHANCED  EARNINGS
DEATH BENEFIT OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.130          $ 7.135
Accumulation Unit Value, End of Period               $10.130           $ 7.135          $ 5.465
Number of Units Outstanding, End of Period           0                  12,656           12,653
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.496          $ 9.796
Accumulation Unit Value, End of Period               $10.496           $ 9.796          $ 7.398
Number of Units Outstanding, End of Period           0                  55,801           76,017
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7.292
Accumulation Unit Value, End of Period               $10.128           $ 7.292          $ 5.537
Number of Units Outstanding, End of Period           0                 109,861          124,269
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $ 8.422
Accumulation Unit Value, End of Period               $10.401           $ 8.422          $ 6.062
Number of Units Outstanding, End of Period           0                  15,831           26,872
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.869          $ 7.450
Accumulation Unit Value, End of Period               $ 9.869           $ 7.450          $ 5.396
Number of Units Outstanding, End of Period           0                 0                  4,767
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.320          $ 9.525
Accumulation Unit Value, End of Period               $10.320           $ 9.525          $ 7.586
Number of Units Outstanding, End of Period           0                   7,798            7,795
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.543          $ 6.224
Accumulation Unit Value, End of Period               $ 9.543           $ 6.224          $ 5.534
Number of Units Outstanding, End of Period           0                   9,421            8,885
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.278          $10.352
Accumulation Unit Value, End of Period               $10.278           $10.352          $ 8.786
Number of Units Outstanding, End of Period           0                   2,625            2,369
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.593          $ 5.435
Accumulation Unit Value, End of Period               $ 9.593           $ 5.435          $ 2.567
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.010          $10.515
Accumulation Unit Value, End of Period               $10.010           $10.515          $10.740
Number of Units Outstanding, End of Period           0                   1,041              813
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.247
Accumulation Unit Value, End of Period               $10.017           $10.247          $10.235
Number of Units Outstanding, End of Period           0                  22,571           21,157
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.500          $ 6.788
Accumulation Unit Value, End of Period               $ 9.500           $ 6.788          $ 5.344
Number of Units Outstanding, End of Period           0                   1,847            1,750
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.018          $10.807
Accumulation Unit Value, End of Period               $10.018           $10.807          $11.059
Number of Units Outstanding, End of Period           0                  34,608           30,143
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.979          $ 8.622
Accumulation Unit Value, End of Period               $ 9.979           $ 8.622          $ 6.105
Number of Units Outstanding, End of Period           0                   7,168           20,383
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.072          $ 8.907
Accumulation Unit Value, End of Period               $10.072           $ 8.907          $ 7.546
Number of Units Outstanding, End of Period           0                  38,063           42,393
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.140          $ 7.413
Accumulation Unit Value, End of Period               $10.140           $ 7.413          $ 5.132
Number of Units Outstanding, End of Period           0                  38,052           37,006
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.538          $ 8.781
Accumulation Unit Value, End of Period               $ 9.538           $ 8.781          $ 7.345
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.829          $ 8.215
Accumulation Unit Value, End of Period               $ 9.829           $ 8.215          $ 5.537
Number of Units Outstanding, End of Period           0                  10,841           10,841
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.199          $ 8.104
Accumulation Unit Value, End of Period               $10.199           $ 8.104          $ 6.309
Number of Units Outstanding, End of Period           0                   1,531            1,569
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.125
Number of Units Outstanding, End of Period           -                 -                  1,281



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                  2000              2001            2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.320          $ 9.841
Accumulation Unit Value, End of Period               $10.320           $ 9.841          $ 6.520
Number of Units Outstanding, End of Period           0                   2,487            2,486
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $10.842
Accumulation Unit Value, End of Period               $10.025           $10.842          $10.625
Number of Units Outstanding, End of Period           0                     195              333
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.252
Number of Units Outstanding, End of Period           -                 -                  6,585
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.839          $ 6.636
Accumulation Unit Value, End of Period               $ 9.839           $ 6.636          $ 4.551
Number of Units Outstanding, End of Period           0                   9,781            9,886
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.896          $ 7.601
Accumulation Unit Value, End of Period               $ 9.896           $ 7.601          $ 5.303
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 6.451
Accumulation Unit Value, End of Period               $ 9.911           $ 6.451          $ 4.114
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.159          $ 8.745
Accumulation Unit Value, End of Period               $10.159           $ 8.745          $ 5.653
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.928          $ 7.642
Accumulation Unit Value, End of Period               $ 9.928           $ 7.642          $ 5.224
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.359          $10.214
Accumulation Unit Value, End of Period               $10.359           $10.214          $ 7.192
Number of Units Outstanding, End of Period           0                  15,086           11,882
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.808          $ 8.110
Accumulation Unit Value, End of Period               $ 9.808           $ 8.110          $ 5.310
Number of Units Outstanding, End of Period           0                 0                 15,222
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.503
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.226          $ 9.424
Accumulation Unit Value, End of Period               $10.226           $ 9.424          $ 6.891
Number of Units Outstanding, End of Period           0                   2,533            2,478
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 8.063
Accumulation Unit Value, End of Period               $10.316           $ 8.063          $ 6.081
Number of Units Outstanding, End of Period           0                   1,298            1,297
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.230
Number of Units Outstanding, End of Period           -                 -                  2,080
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.818          $ 7.561
Accumulation Unit Value, End of Period               $ 9.818           $ 7.561          $ 5.220
Number of Units Outstanding, End of Period           0                   1,587            1,736







*Contracts with the Enhanced Earnings Death Benefit Option were first offered under the Contracts on December 6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.000. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.45% and an administrative expense charge of 0.10%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE THE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT OPTION AND THE ENHANCED DEATH BENEFIT, THE PERFORMANCE INCOME BENEFIT, OR THE PERFORMANCE DEATH BENEFIT OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.130          $ 7.125
Accumulation Unit Value, End of Period               $10.130           $ 7.125          $ 5.453
Number of Units Outstanding, End of Period           0                   6,584            4,259
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.495          $ 9.783
Accumulation Unit Value, End of Period               $10.495           $ 9.783          $ 7.381
Number of Units Outstanding, End of Period             5,188           152,030          140,298
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7,283
Accumulation Unit Value, End of Period               $10.128           $ 7,283          $ 5,524
Number of Units Outstanding, End of Period             4,354           170,453
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $ 8.410
Accumulation Unit Value, End of Period               $10.401           $ 8.410          $ 6.048
Number of Units Outstanding, End of Period           0                  74,523           68,296
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.869          $ 7.440
Accumulation Unit Value, End of Period               $ 9.869           $ 7.440          $ 5.384
Number of Units Outstanding, End of Period           0                   6,087            4,292
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.512
Accumulation Unit Value, End of Period               $10.319           $ 9.512          $ 7.568
Number of Units Outstanding, End of Period             1,060            41,357           38,757
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.542          $ 6.216
Accumulation Unit Value, End of Period               $ 9.542           $ 6.216          $ 5.521
Number of Units Outstanding, End of Period             2,053             7,045            9,409
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $10.338
Accumulation Unit Value, End of Period               $10.277           $10.338          $ 8.766
Number of Units Outstanding, End of Period             9,373             6,147            6,242
-------------------------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.593          $ 5.388
Accumulation Unit Value, End of Period               $ 9.593           $ 5.388          $ 2.561
Number of Units Outstanding, End of Period           0                  16,803           16,800
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.007          $10.501
Accumulation Unit Value, End of Period               $10.007           $10.501          $10.715
Number of Units Outstanding, End of Period           0                      92           12,475
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.233
Accumulation Unit Value, End of Period               $10.017           $10.233          $10.212
Number of Units Outstanding, End of Period           0                  15,344            9,237
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.500          $ 6.779
Accumulation Unit Value, End of Period               $ 9.500           $ 6.779          $ 5,331
Number of Units Outstanding, End of Period           0                  26,888           22,721
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.018          $10.793
Accumulation Unit Value, End of Period               $10.018           $10.793          $11.034
Number of Units Outstanding, End of Period            14,084            36,716           32,083
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.979          $ 8.611
Accumulation Unit Value, End of Period               $ 9.979           $ 8.611          $ 6.091
Number of Units Outstanding, End of Period           0                  30,583           27,678
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.072          $ 8.895
Accumulation Unit Value, End of Period               $10.072           $ 8.895          $ 7.528
Number of Units Outstanding, End of Period            11,272            33,660           39,303
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.139          $ 7.403
Accumulation Unit Value, End of Period               $10.139           $ 7.403          $ 5.120
Number of Units Outstanding, End of Period             6,965            39,374           38,792
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.538          $ 8.770
Accumulation Unit Value, End of Period               $ 9.538           $ 8.770          $ 7.328
Number of Units Outstanding, End                     0                  10,484            8,559
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.829          $ 8,204
Accumulation Unit Value, End of Period               $ 9.829           $ 8,204          $ 5.524
Number of Units Outstanding, End of Period             1,183            26,681           25,142
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.199          $ 8.093
Accumulation Unit Value, End of Period               $10.199           $ 8.093          $ 6.294
Number of Units Outstanding, End of Period           0                   4,053            4,553
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.121
Number of Units Outstanding, End of Period           -                 -                    763
-------------------------------------------------------------------------------------------------






For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.320          $10.000
Accumulation Unit Value, End of Period               $10.320           $ 9.834          $ 6.505
Number of Units Outstanding, End of Period           0                   4,883           12,730
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $10.827
Accumulation Unit Value, End of Period               $10.025           $10.827          $10.601
Number of Units Outstanding, End of Period             5,505             3,542            3,680
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.248
Number of Units Outstanding, End of Period           -                 -                  3,236
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 6.627
Accumulation Unit Value, End of Period               $ 9.838           $ 6.627          $ 4.541
Number of Units Outstanding, End of Period               463            20,768           18,165
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.896          $ 7.464
Accumulation Unit Value, End of Period               $ 9.896           $ 7.464          $ 5.291
Number of Units Outstanding, End of Period           0                   5,678            2,008
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 6.443
Accumulation Unit Value, End of Period               $ 9.911           $ 6.443          $ 4.104
Number of Units Outstanding, End of Period           0                   1,327               74
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.159          $ 8.734
Accumulation Unit Value, End of Period               $10.159           $ 8.734          $ 5.640
Number of Units Outstanding, End of Period           0                   6,178              763
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.928          $ 7.453
Accumulation Unit Value, End of Period               $ 9.928           $ 7.453          $ 5.212
Number of Units Outstanding, End of Period           0                   1,080          0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.359          $10.201
Accumulation Unit Value, End of Period               $10.359           $10.201          $ 7.175
Number of Units Outstanding, End of Period           0                  23,723           21,380
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.808          $ 7.965
Accumulation Unit Value, End of Period               $ 9.808           $ 7.965          $ 5.298
Number of Units Outstanding, End of Period           0                   2,592            1,096
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.499
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.226          $ 9.411
Accumulation Unit Value, End of Period               $10.226           $ 9.411          $ 6.875
Number of Units Outstanding, End of Period           0                     920          0
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 8.052
Accumulation Unit Value, End of Period               $10.316           $ 8.052          $ 6,067
Number of Units Outstanding, End of Period           0                   2,054            1,231
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.226
Number of Units Outstanding, End of Period           -                 -                    610
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.818          $ 7.551
Accumulation Unit Value, End of Period               $ 9.818           $ 7.551          $ 5.208
Number of Units Outstanding, End of Period           0                   1,684              724









*Contracts  with the Enhanced  Earnings  Death  Benefit  Option and the Enhanced
Death Benefit,  the Performance Income Benefit, or the Performance Death Benefit
Option were first offered under the Contracts on December 6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit
Value for each of these Variable  Sub-Accounts was initially set at $10.000. The
Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.58% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST OFFERED WITH THE ENHANCED  EARNINGS
DEATH  BENEFIT  OPTION  AND THE  PERFORMANCE  BENEFIT  COMBINATION  OR THE DEATH
BENEFIT COMBINATION OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.129          $ 7.117
Accumulation Unit Value, End of Period               $10.129           $ 7.117          $ 5.442
Number of Units Outstanding, End of Period           0                  25,339           26,684
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.496          $ 9.772
Accumulation Unit Value, End of Period               $10.496           $ 9.772          $ 7.367
Number of Units Outstanding, End of Period           0                  82,875           88,851
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7.274
Accumulation Unit Value, End of Period               $10.128           $ 7.274          $ 5.514
Number of Units Outstanding, End of Period           0                 139,672          162,796
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $ 8.401
Accumulation Unit Value, End of Period               $10.401           $ 8.401          $ 6.036
Number of Units Outstanding, End of Period           0                  40,707           54,099
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $  9.869         $ 7.431
Accumulation Unit Value, End of Period               $ 9.869           $  7.431         $ 5.373
Number of Units Outstanding, End of Period           0                   18,778           3,893
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.501
Accumulation Unit Value, End of Period               $10.319           $ 9.501          $ 7.553
Number of Units Outstanding, End of Period           0                  23,606           31,712
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.542          $ 6.209
Accumulation Unit Value, End of Period               $ 9.542           $ 6.209          $ 5.510
Number of Units Outstanding, End of Period           0                   2,570            3,207
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $10.326
Accumulation Unit Value, End of Period               $10.277           $10.326          $ 8.748
Number of Units Outstanding, End of Period           0                  10.916           29,452
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.593          $ 5.382
Accumulation Unit Value, End of Period               $ 9.593           $ 5.382          $ 2.556
Number of Units Outstanding, End of Period           0                     369            3,431
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.010          $10.489
Accumulation Unit Value, End of Period               $10.010           $10.489          $10.694
Number of Units Outstanding, End of Period           0                   4,863           11,196
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.222
Accumulation Unit Value, End of Period               $10.017           $10.222          $10.192
Number of Units Outstanding, End of Period           0                  42,162           21,031
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.499          $ 6.771
Accumulation Unit Value, End of Period               $ 9.499           $ 6.771          $ 5.321
Number of Units Outstanding, End of Period           0                   6,692            4,845
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.018          $10.780
Accumulation Unit Value, End of Period               $10.018           $10.780          $11.012
Number of Units Outstanding, End of Period           0                  46,655           23,812
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.978          $ 8.601
Accumulation Unit Value, End of Period               $ 9.978           $ 8.601          $ 6.079
Number of Units Outstanding, End of Period           0                  42,471           25,760
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.072          $ 8.885
Accumulation Unit Value, End of Period               $10.072           $ 8.885          $ 7.513
Number of Units Outstanding, End of Period           0                  67,992           60,140
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.139          $ 7.394
Accumulation Unit Value, End of Period               $10.139           $ 7.394          $ 5.110
Number of Units Outstanding, End of Period           0                  33,478           23,283
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $  9.538         $ 8.760
Accumulation Unit Value, End of Period               $ 9.538           $  8.760         $ 7.313
Number of Units Outstanding, End of Period           0                    6,110           6,081
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $  9.829         $ 8.194
Accumulation Unit Value, End of Period               $ 9.829           $  8.194         $ 5.513
Number of Units Outstanding, End of Period           0                   27,025           8,549
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.199          $ 8.084
Accumulation Unit Value, End of Period               $10.199           $ 8.084          $ 6.282
Number of Units Outstanding, End of Period           0                   3,255            2,754
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.118
Number of Units Outstanding, End of Period           -                 -                     29



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002

-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.320          $ 9.816
Accumulation Unit Value, End of Period               $10.320           $ 9.816          $ 6.492
Number of Units Outstanding, End of Period           0                   5,227            7,432
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $10.815
Accumulation Unit Value, End of Period               $10.025           $10.815          $10.580
Number of Units Outstanding, End of Period           0                   2,973            7,633
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.244
Number of Units Outstanding, End of Period           -                 -                  4,543
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 6.619
Accumulation Unit Value, End of Period               $ 9.838           $ 6.619          $ 4.532
Number of Units Outstanding, End of Period           0                  29,475           40,206
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.895          $ 7.456
Accumulation Unit Value, End of Period               $ 9.895           $ 7.456          $ 5.280
Number of Units Outstanding, End of Period           0                   2,415            3,756
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 6.435
Accumulation Unit Value, End of Period               $ 9.911           $ 6.435          $ 4.096
Number of Units Outstanding, End of Period           0                   1,877            2,047
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.159          $ 8.724
Accumulation Unit Value, End of Period               $10.159           $ 8.724          $ 5.629
Number of Units Outstanding, End of Period           0                  13,177            3,714
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.927          $ 7.444
Accumulation Unit Value, End of Period               $ 9.927           $ 7.444          $ 5.201
Number of Units Outstanding, End of Period           0                   3,249            2,292
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.359          $10.189
Accumulation Unit Value, End of Period               $10.359           $10.189          $ 7.161
Number of Units Outstanding, End of Period           0                  24,208           35,688
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.808          $ 7.956
Accumulation Unit Value, End of Period               $ 9.808           $ 7.956          $ 5.288
Number of Units Outstanding, End of Period           0                   4,364              297
-------------------------------------------------------------------------------------------------
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.495
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000             2001              2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.225          $ 9.400
Accumulation Unit Value, End of Period               $10.225           $ 9.400          $ 6.861
Number of Units Outstanding, End of Period           0                   1,125            1,128
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 8.043
Accumulation Unit Value, End of Period               $10.316           $ 8.043          $ 6.055
Number of Units Outstanding, End of Period           0                   3,661            2,732
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.223
Number of Units Outstanding, End of Period           -                 -                  1,895
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.817          $ 7.542
Accumulation Unit Value, End of Period               $ 9.817           $ 7.542          $ 5.197
Number of Units Outstanding, End of Period           0                   3,758            4,247
-------------------------------------------------------------------------------------------------





*Contracts with the Enhanced Earnings Death Benefit Option and the Performance Benefit Combination or the Death Benefit Combination Option were first offered under the Contracts on December 6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.000. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.69% and an administrative expense charge of 0.10%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE THE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT OPTION WITH THE INCOME BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.129          $ 7.250
Accumulation Unit Value, End of Period               $10.129           $ 7.250          $ 5.436
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.495          $ 9.765
Accumulation Unit Value, End of Period               $10.495           $ 9.765          $ 7.359
Number of Units Outstanding, End of Period           0                   3,793            5,829
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7.270
Accumulation Unit Value, End of Period               $10.128           $ 7.270          $ 5.508
Number of Units Outstanding, End of Period           0                   5,498            9,019
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.400          $ 8.396
Accumulation Unit Value, End of Period               $10.400           $ 8.396          $ 6.030
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.868          $ 8.018
Accumulation Unit Value, End of Period               $ 9.868           $ 8.018          $ 5.367
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.495
Accumulation Unit Value, End of Period               $10.319           $ 9.495          $ 7.545
Number of Units Outstanding, End of Period           0                   3,784            6,045
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.541          $ 6.205
Accumulation Unit Value, End of Period               $ 9.541           $ 6.205          $ 5.504
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $10.498
Accumulation Unit Value, End of Period               $10.277           $10.498          $ 8.739
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                  2000              2001            2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.593          $10.498
Accumulation Unit Value, End of Period               $ 9.593           $ 5.424          $ 2.553
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.010          $10.313
Accumulation Unit Value, End of Period               $10.010           $10.313          $10.683
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.016          $10.215
Accumulation Unit Value, End of Period               $10.016           $10.215          $10.181
Number of Units Outstanding, End of Period           0                  14,901          0
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.499          $ 7.581
Accumulation Unit Value, End of Period               $ 9.499           $ 7.581          $ 5.315
Number of Units Outstanding, End of Period           0                 0
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.774
Accumulation Unit Value, End of Period               $10.017           $10.774          $11.000
Number of Units Outstanding, End of Period           0                     506              506
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.978          $10.313
Accumulation Unit Value, End of Period               $ 9.978           $10.313          $ 6.073
Number of Units Outstanding, End of Period           0                 0                  6,883
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.071          $ 8.879
Accumulation Unit Value, End of Period               $10.071           $ 8.879          $ 7.505
Number of Units Outstanding, End of Period         ` 0                   4,132            6,639
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.139          $ 7.390
Accumulation Unit Value, End of Period               $10.139           $ 7.390          $ 5.105
Number of Units Outstanding, End of Period           0                 0
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.537          $ 8.307
Accumulation Unit Value, End of Period               $ 9.537           $ 8.307          $ 7.305
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.828          $ 8.231
Accumulation Unit Value, End of Period               $ 9.828           $ 8.231          $ 5.507
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.198          $ 8.702
Accumulation Unit Value, End of Period               $10.198           $ 8.702          $ 6.275
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.116
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------






For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.935
Accumulation Unit Value, End of Period               $10.319           $ 9.935          $ 6.485
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $11.164
Accumulation Unit Value, End of Period               $10.025           $11.164          $10.569
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.243
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 6.976
Accumulation Unit Value, End of Period               $ 9.838           $ 6.976          $ 4.527
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.895          $ 7.586
Accumulation Unit Value, End of Period               $ 9.895           $ 7.586          $ 5.275
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 6.892
Accumulation Unit Value, End of Period               $ 9.911           $ 6.892          $ 4.092
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.158          $ 8.967
Accumulation Unit Value, End of Period               $10.158           $ 8.967          $ 5.623
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.927          $ 7.626
Accumulation Unit Value, End of Period               $ 9.927           $ 7.626          $ 5.196
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.358          $10.183
Accumulation Unit Value, End of Period               $10.358           $10.183          $ 7.153
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.807          $ 8.093
Accumulation Unit Value, End of Period               $ 9.807           $ 8.093          $ 5.282
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.494
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.225          $ 9.840
Accumulation Unit Value, End of Period               $10.225           $ 9.840          $ 6.854
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.160          $ 8.510
Accumulation Unit Value, End of Period               $10.160           $ 8.510          $ 6.049
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.221
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.817          $ 7.972
Accumulation Unit Value, End of Period               $ 9.817           $ 7.972          $ 5.192
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------




*Contracts  with the  Enhanced  Earnings  Death  Benefit  Option  and the Income
Benefit  Combination Option 2 were first offered under the Contracts on December
6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page
A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.000. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                  2000              2001            2002

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.695          $ 6.847
Accumulation Unit Value, End of Period               $ 9.695           $ 6.847          $ 5.255
Number of Units Outstanding, End of Period            72,420            69,330           78,971
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.702          $10.016
Accumulation Unit Value, End of Period               $10.702           $10.016          $ 7.579
Number of Units Outstanding, End of Period           996,619         1,735,966        1,985,498
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.543          $ 6.890
Accumulation Unit Value, End of Period               $ 9.543           $ 6.890          $ 5.242
Number of Units Outstanding, End of Period          1,289,081        1,905,766        2,100,295
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.208          $ 7.476
Accumulation Unit Value, End of Period               $ 9.208           $ 7.476          $ 5.392
Number of Units Outstanding, End of Period           434,294           649,898          761,954
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.434          $ 6.383
Accumulation Unit Value, End of Period               $ 8.434           $ 6.383          $ 4.633
Number of Units Outstanding, End of Period            36,893            26,764           40,478
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.951          $ 9.209
Accumulation Unit Value, End of Period               $ 9.951           $ 9.209          $ 7.349
Number of Units Outstanding, End of Period           220,380           383,696          498,193
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 6.956          $ 4.550
Accumulation Unit Value, End of Period               $ 6.956           $ 4.550          $ 4.053
Number of Units Outstanding, End of Period            94,315            39,386          162,933
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.050          $10.150
Accumulation Unit Value, End of Period               $10.050           $10.150          $ 8.632
Number of Units Outstanding, End of Period             9,550            56,983           64,285
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.594          $ 5.240
Accumulation Unit Value, End of Period               $ 9.594           $ 5.240          $ 2.498
Number of Units Outstanding, End of Period           0                   3,545            7,592
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.008          $10.880
Accumulation Unit Value, End of Period               $10.008           $10.880          $11.136
Number of Units Outstanding, End of Period           0                  83,420          199,087
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.281          $10.545
Accumulation Unit Value, End of Period               $10.281           $10.545          $10.554
Number of Units Outstanding, End of Period           185,342           390,513
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.275          $ 5.212
Accumulation Unit Value, End of Period               $ 7.275           $ 5.212          $ 4.112
Number of Units Outstanding, End of Period            42,478            61,584           74,944
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.774          $11.653
Accumulation Unit Value, End of Period               $10.774           $11.653          $11.949
Number of Units Outstanding, End of Period           374,073           908,741        1,096,728
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.970          $ 7.771
Accumulation Unit Value, End of Period               $ 8.970           $ 7.771          $ 5.514
Number of Units Outstanding, End of Period            70,626            92,819          142,241
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.940          $ 8.814
Accumulation Unit Value, End of Period               $ 9.940           $ 8.814          $ 7.482
Number of Units Outstanding, End of Period         1,009,853         1,726,975        1,744,966
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.142          $ 7.434
Accumulation Unit Value, End of Period               $10.142           $ 7.434          $ 5.158
Number of Units Outstanding, End of Period           781,016         1,174,451        1,101,150
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 6.389          $ 5.898
Accumulation Unit Value, End of Period               $ 6.389           $ 5.898          $ 4.943
Number of Units Outstanding, End of Period             4,827            10,560           10,891
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.339          $ 6.988
Accumulation Unit Value, End of Period               $ 8.339           $ 6.988          $ 4.720
Number of Units Outstanding, End of Period            16,016            51,206           70,576
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.057          $ 7.217
Accumulation Unit Value, End of Period               $ 9.057           $ 7.217          $ 5.629
Number of Units Outstanding, End of Period             1,690            35,642           47,494
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.133
Number of Units Outstanding, End of Period           -                 -                  1,734
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.235          $ 9.786
Accumulation Unit Value, End of Period               $10.235           $ 9.786          $ 6.497
Number of Units Outstanding, End of Period             2,735            41,817           60,656
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $11.507          $12.478
Accumulation Unit Value, End of Period               $11.507           $12.478          $12.254
Number of Units Outstanding, End of Period             9,341            29,381           35,048
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.260
Number of Units Outstanding, End of Period           -                 -                 43,626
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.132          $ 5.500
Accumulation Unit Value, End of Period               $ 8.132           $ 5.500          $ 3.780
Number of Units Outstanding, End of Period            95,704           171,875          150,029
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.288          $ 6.277
Accumulation Unit Value, End of Period               $ 8.288           $ 6.277          $ 4.462
Number of Units Outstanding, End of Period            18,076            55,783           62,157
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.402          $ 4.831
Accumulation Unit Value, End of Period               $ 7.402           $ 4.831          $ 3.087
Number of Units Outstanding, End of Period            33,449            33,884           36,451
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.325          $ 7.186
Accumulation Unit Value, End of Period               $ 8.325           $ 7.186          $ 4.654
Number of Units Outstanding, End of Period            33,192           105,969           58,108
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.003          $ 6.033
Accumulation Unit Value, End of Period               $ 8.003           $ 6.033          $ 4.231
Number of Units Outstanding, End of Period            18,271            21,838           13,582
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.246          $10.131
Accumulation Unit Value, End of Period               $10.246           $10.131          $ 7.147
Number of Units Outstanding, End of Period             6,267           201,245          272,428
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.982          $ 6.508
Accumulation Unit Value, End of Period               $ 7.982           $ 6.508          $ 4.342
Number of Units Outstanding, End of Period            14,138            27,732           33,274
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.511
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.568          $ 9.766
Accumulation Unit Value, End of Period               $10.568           $ 9.766          $ 7.155
Number of Units Outstanding, End of Period                79            19,767           34,691
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.019          $ 7.069
Accumulation Unit Value, End of Period               $ 9.019           $ 7.069          $ 5.342
Number of Units Outstanding, End of Period            24,612            76,988          134,174
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.238
Number of Units Outstanding, End of Period           -                 -                    437
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.120          $ 6.220
Accumulation Unit Value, End of Period               $ 8.120           $ 6.220          $ 4.302
Number of Units Outstanding, End of Period            25,462            59,547           64,226




*Contracts with the Longevity Reward Rider were first offered under the Contracts on June 5, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit
Values on page A-1 above. The Accumulation unit Value for each of these Variable
Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.18% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER AND ENHANCED  DEATH BENEFIT  OPTION,  PERFORMANCE  DEATH BENEFIT OPTION OR
PERFORMANCE INCOME BENEFIT OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.688          $ 6.833
Accumulation Unit Value, End of Period               $ 9.688           $ 6.833          $ 5.239
Number of Units Outstanding, End of Period            32,338            29,849           23,000
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.694          $ 9.995
Accumulation Unit Value, End of Period               $10.694           $ 9.995          $ 7.557
Number of Units Outstanding, End of Period           274,154           574,872          650,428
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.536          $ 6.876
Accumulation Unit Value, End of Period               $ 9.536           $ 6.876          $ 5.226
Number of Units Outstanding, End of Period           323,143           548,984          606,047
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.202          $ 7.461
Accumulation Unit Value, End of Period               $ 9.202           $ 7.461          $ 5.376
Number of Units Outstanding, End of Period           118,339           245,887          253,342
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.427          $ 6.370
Accumulation Unit Value, End of Period               $ 8.427           $ 6.370          $ 4.619
Number of Units Outstanding, End of Period             5,746            12,618            7,319
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.943          $ 9.191
Accumulation Unit Value, End of Period               $ 9.943           $ 9.191          $ 7.327
Number of Units Outstanding, End of Period            95,817           211,641          258,638
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 6.951          $ 4.540
Accumulation Unit Value, End of Period               $ 6.951           $ 4.540          $ 4.041
Number of Units Outstanding, End of Period            24,508            23,364           29,252
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.042          $10.129
Accumulation Unit Value, End of Period               $10.042           $10.129          $ 8.606
Number of Units Outstanding, End of Period             1,966            20,197           16,071
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $ 5.232
Accumulation Unit Value, End of Period               $10.277           $ 5.232          $ 2.492
Number of Units Outstanding, End of Period           0                  12,537            5,970
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.320          $10.858
Accumulation Unit Value, End of Period               $10.320           $10.858          $11.102
Number of Units Outstanding, End of Period           0                  13,568           70,965
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.273          $10.524
Accumulation Unit Value, End of Period               $10.273           $10.524          $10.522
Number of Units Outstanding, End of Period             8,043            45,902          158,100
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.270          $ 5.202
Accumulation Unit Value, End of Period               $ 7.270           $ 5.202          $ 4.099
Number of Units Outstanding, End of Period             9,077             9,896            9,965
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.766          $11.630
Accumulation Unit Value, End of Period               $10.766           $11.630          $11.914
Number of Units Outstanding, End of Period           108,499           245,837          297,846
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.963          $ 7.756
Accumulation Unit Value, End of Period               $ 8.963           $ 7.756          $ 5.497
Number of Units Outstanding, End of Period             41,057           71,445           83,463
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.932          $ 8.796
Accumulation Unit Value, End of Period               $ 9.932           $ 8.796          $ 7.459
Number of Units Outstanding, End of Period           326,654           560,497          534,443
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.135          $ 7.419
Accumulation Unit Value, End of Period               $10.135           $ 7.419          $ 5.142
Number of Units Outstanding, End of Period           226,311           357,307          338,783
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 6.389          $ 5.886
Accumulation Unit Value, End of Period               $ 6.389           $ 5.886          $ 4.928
Number of Units Outstanding, End of Period                12                10           19,385
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $  8.333         $ 6.974
Accumulation Unit Value, End of Period               $  8.333          $  6.974         $ 4.705
Number of Units Outstanding, End of Period             17,488            19,987          10,148
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.051          $ 7.202
Accumulation Unit Value, End of Period               $ 9.051           $ 7.202          $ 5.612
Number of Units Outstanding, End of Period             3,672            11,730           13,290
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.129
Number of Units Outstanding, End of Period           -                 -                  5,100



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.320          $ 9.766
Accumulation Unit Value, End of Period               $10.320           $ 9.766          $ 6.478
Number of Units Outstanding, End of Period           0                  19,804           35,741
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $11.499          $12.453
Accumulation Unit Value, End of Period               $11.499           $12.453          $12.217
Number of Units Outstanding, End of Period               452             5,850           14,429
------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.256
Number of Units Outstanding, End of Period           -                 -                 15,057
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.126          $ 5.489
Accumulation Unit Value, End of Period               $ 8.126           $ 5.489          $ 3.768
Number of Units Outstanding, End of Period            49,523            58,602
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.282          $ 6.264
Accumulation Unit Value, End of Period               $ 8.282           $ 6.264          $ 4.449
Number of Units Outstanding, End of Period             4,937             9,044           19,624
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.397          $ 4.822
Accumulation Unit Value, End of Period               $ 7,397           $ 4.822          $ 3.078
Number of Units Outstanding, End of Period             5,869             5,870            5,870
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.159          $ 7.171
Accumulation Unit Value, End of Period               $10.159           $ 7.171          $ 4.640
Number of Units Outstanding, End of Period           0                  31,111           24,050
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.998          $ 6.020
Accumulation Unit Value, End of Period               $ 7.998           $ 6.020          $ 4.218
Number of Units Outstanding, End of Period             6,857            17,963            9,129
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.239          $10.110
Accumulation Unit Value, End of Period               $10.239           $10.110          $ 7.126
Number of Units Outstanding, End of Period            10,486            43,606           88,910
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.976          $ 6.495
Accumulation Unit Value, End of Period               $ 7.976           $ 6.495          $ 4.329
Number of Units Outstanding, End of Period             5,139             9,497           13,771
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.507
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.560          $10.000
Accumulation Unit Value, End of Period               $10.560           $ 9.746          $ 7.134
Number of Units Outstanding, End of Period             5,4               7,204           21,930
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.013          $ 7.054
Accumulation Unit Value, End of Period               $ 9.013           $ 7.054          $ 5.326
Number of Units Outstanding, End of Period             3,997            15,017           27,052
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.234
Number of Units Outstanding, End of Period           -                 -                  6,364
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.114          $ 6.207
Accumulation Unit Value, End of Period               $ 8.114           $ 6.207          $ 4.289
Number of Units Outstanding, End of Period             3,404             4,428           14,113
-------------------------------------------------------------------------------------------------



*Contracts with the Longevity  Reward Rider and the Enhanced Death Benefit,  the
Performance Income Benefit, or the Performance Death Benefit Option were first offered under the Contracts on June 5, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.00. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.31% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER  AND  THE  PERFORMANCE   BENEFIT   COMBINATION  OPTION  OR  DEATH  BENEFIT
COMBINATION OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.682          $ 6.821
Accumulation Unit Value, End of Period               $ 9.682           $ 6.821          $ 5.226
Number of Units Outstanding, End of Period             3,790             3,592            6,703
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.688          $ 9.978
Accumulation Unit Value, End of Period               $10.688           $ 9.978          $ 7.537
Number of Units Outstanding, End of Period            50,253           130,186          127,892
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.530          $ 6.864
Accumulation Unit Value, End of Period               $ 9.530           $ 6.864          $ 5.213
Number of Units Outstanding, End of Period            55,513           122,771           97,662
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.196          $ 7.448
Accumulation Unit Value, End of Period               $ 9.196           $ 7.448          $ 5.362
Number of Units Outstanding, End of Period            23,454            37,252           47,948
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.869          $ 6.857
Accumulation Unit Value, End of Period               $ 9.869           $ 6.857          $ 4.607
Number of Units Outstanding, End of Period           0                 0                    494
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.937          $ 9.175
Accumulation Unit Value, End of Period               $ 9.937           $ 9.175          $ 7.308
Number of Units Outstanding, End of Period            13,949            37,059           41,818
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 6.947          $ 4.532
Accumulation Unit Value, End of Period               $ 6.947           $ 4.532          $ 4.031
Number of Units Outstanding, End of Period             4,679             5,065           13,879
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $10.112
Accumulation Unit Value, End of Period               $10.277           $10.112          $ 8.584
Number of Units Outstanding, End of Period           0                  30,858           11,726
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.593          $ 5.264
Accumulation Unit Value, End of Period               $ 9.593           $ 5.264          $ 2.487
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.310          $10.839
Accumulation Unit Value, End of Period               $10.310           $10.839          $11.074
Number of Units Outstanding, End of Period           0                   1,344            9,974
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.267          $10.506
Accumulation Unit Value, End of Period               $10.267           $10.506          $10.496
Number of Units Outstanding, End of Period             2,122            24,050           27,862
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.265          $ 5.193
Accumulation Unit Value, End of Period               $ 7.265           $ 5.193          $ 4.089
Number of Units Outstanding, End of Period               651             3,201            6,292
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.759          $11.609
Accumulation Unit Value, End of Period               $10.759           $11.609          $11.883
Number of Units Outstanding, End of Period             9,069            38,761           40,204
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.957          $ 7.742
Accumulation Unit Value, End of Period               $ 8.957           $ 7.742          $ 5.483
Number of Units Outstanding, End of Period             9,545             8,769           13,835
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.926          $ 8.780
Accumulation Unit Value, End of Period               $ 9.926           $ 8.780          $ 7.440
Number of Units Outstanding, End of Period            52,247           180,367          114,491
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7.406
Accumulation Unit Value, End of Period               $10.128           $ 7.406          $ 5.129
Number of Units Outstanding, End of Period            30,526            72,900           72,466
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.538          $ 5.568
Accumulation Unit Value, End of Period               $ 9.538           $ 5.568          $ 4.915
Number of Units Outstanding, End of Period           0                 0                  6,172
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.327          $ 6.961
Accumulation Unit Value, End of Period               $ 8.327           $ 6.961          $ 4.693
Number of Units Outstanding, End of Period            11,936            15,170           10,702
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.045          $ 7.189
Accumulation Unit Value, End of Period               $ 9.045           $ 7.189          $ 5.598
Number of Units Outstanding, End of Period             1,098             5,136            7,811
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.126
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.221          $ 9.749
Accumulation Unit Value, End of Period               $10.221           $ 9.749          $ 6.461
Number of Units Outstanding, End of Period               361            11,011           14,729
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $12.431
Accumulation Unit Value, End of Period               $10.025           $12.431          $12.186
Number of Units Outstanding, End of Period           0                     144            1,914
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.253
Number of Units Outstanding, End of Period           -                 -                    214
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.121          $ 5.479
Accumulation Unit Value, End of Period               $ 8.121           $ 5.479          $ 3.759
Number of Units Outstanding, End of Period            14,669            16,442           18,014
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.895          $ 6.253
Accumulation Unit Value, End of Period               $ 9.895           $ 6.253          $ 4.438
Number of Units Outstanding, End of Period           0                     475            1,706
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 4.813
Accumulation Unit Value, End of Period               $ 9.911           $ 4.813          $ 3.070
Number of Units Outstanding, End of Period           0                     662            3,097
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.313          $ 7.159
Accumulation Unit Value, End of Period               $ 8.313           $ 7.159          $ 4.628
Number of Units Outstanding, End of Period               101                99            3,349
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.927          $ 6.153
Accumulation Unit Value, End of Period               $ 9.927           $ 6.153          $ 4.208
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.359          $10.092
Accumulation Unit Value, End of Period               $10.359           $10.092          $ 7.107
Number of Units Outstanding, End of Period           0                   6,026           10,661
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 7.971          $ 6.484
Accumulation Unit Value, End of Period               $ 7.971           $ 6.484          $ 4.318
Number of Units Outstanding, End of Period             1,954             3,244            3,635
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.504
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                  2000              2001            2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.225          $ 9.729
Accumulation Unit Value, End of Period               $10.225           $ 9.729          $ 7,115
Number of Units Outstanding, End of Period           0                   1,234            2,884
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 7.042
Accumulation Unit Value, End of Period               $10.316           $ 7.042          $ 5.312
Number of Units Outstanding, End of Period           0                     820            2,097
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.231
Number of Units Outstanding, End of Period           -                 -                  1,008
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 8.109          $ 6.196
Accumulation Unit Value, End of Period               $ 8.109           $ 6.196          $ 4.279
Number of Units Outstanding, End of Period               482             1,050            3,471



*Contracts  with  the  Longevity  Reward  Rider  with  the  Performance  Benefit
Combination or the Death Benefit Combination Option were first offered under the Contracts on June 5, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit
Values on page A-1 above. The Accumulation unit Value for each of these Variable
Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.42% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER AND THE INCOME BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                2000              2001              2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.129          $ 6.605
Accumulation Unit Value, End of Period               $10.129           $ 6.605          $ 4.967
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.495          $ 9.726
Accumulation Unit Value, End of Period               $10.495           $ 9.726          $ 7.344
Number of Units Outstanding, End of Period           0                   1,066           11,886
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 6.674
Accumulation Unit Value, End of Period               $10.128           $ 6.674          $ 5.066
Number of Units Outstanding, End of Period           0                   5,104           14,857
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $ 8.363
Accumulation Unit Value, End of Period               $10.401           $ 8.363          $ 6.018
Number of Units Outstanding, End of Period           0                   2,012            7,417
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.87           $ 7.368
Accumulation Unit Value, End of Period               $  9.87           $ 7.368          $ 4.947
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.925
Accumulation Unit Value, End of Period               $10.319           $ 9.925          $ 7.556
Number of Units Outstanding, End of Period           0                 0                  5,661
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.54           $ 6.486
Accumulation Unit Value, End of Period               $  9.54           $ 6.486          $ 4.845
Number of Units Outstanding, End of Period  0        0                 0                0
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $10.258
Accumulation Unit Value, End of Period               $10.277           $10.258          $ 8.565
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.593          $ 5.261
Accumulation Unit Value, End of Period               $ 9.593           $ 5.261          $ 2.484
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.007          $10.418
Accumulation Unit Value, End of Period               $10.007           $10.418          $10.824
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.264
Accumulation Unit Value, End of Period               $10.017           $10.264          $10.284
Number of Units Outstanding, End of Period           0                 0                  2,635
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.499          $ 6.844
Accumulation Unit Value, End of Period               $ 9.499           $ 6.844          $ 4.813
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.018          $11.011
Accumulation Unit Value, End of Period               $10.018           $11.011          $11.477
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.978          $ 8.232
Accumulation Unit Value, End of Period               $ 9.978           $ 8.232          $ 5.633
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.071          $ 8.466
Accumulation Unit Value, End of Period               $10.071           $ 8.466          $ 7.171
Number of Units Outstanding, End of Period           0                   2,056            2,885
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.139          $ 7.325
Accumulation Unit Value, End of Period               $10.139           $ 7.325          $ 5.070
Number of Units Outstanding, End of Period           0                 0                  2,297
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $  9.538         $ 7.320
Accumulation Unit Value, End of Period               $ 9.538           $  7.320         $ 6.457
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $  9.829         $ 7.204
Accumulation Unit Value, End of Period               $ 9.829           $  7.204         $ 4.834
Number of Units Outstanding, End of Period           0                 0                    699
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.199          $ 8.410
Accumulation Unit Value, End of Period               $10.199           $ 8.410          $ 6.082
Number of Units Outstanding, End of Period           0                 0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.124
Number of Units Outstanding, End of Period           -                 -                0



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.486
Accumulation Unit Value, End of Period               $10.319           $ 9.486          $ 6.210
Number of Units Outstanding, End of Period           0                 0                    326
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $11.993
Accumulation Unit Value, End of Period               $10.025           $11.993          $11.388
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.251
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 5.763
Accumulation Unit Value, End of Period               $ 9.838           $ 5.763          $ 3.751
Number of Units Outstanding, End of Period           0                 0                    583
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.895          $ 6.326
Accumulation Unit Value, End of Period               $ 9.895           $ 6.326          $ 4.412
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 5.796
Accumulation Unit Value, End of Period               $ 9.911           $ 5.796          $ 3.451
Number of Units Outstanding, End of Period           0                 0                0
------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.158          $ 8.320
Accumulation Unit Value, End of Period               $10.158           $ 8.320          $ 5.233
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.927          $ 6.819
Accumulation Unit Value, End of Period               $ 9.927           $ 6.819          $ 4.659
Number of Units Outstanding, End of Period           0                 0                -
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.359          $ 9.801
Accumulation Unit Value, End of Period               $10.359           $ 9.801          $ 6.899
Number of Units Outstanding, End of Period           0                   1,014            1,014
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.807          $ 7.305
Accumulation Unit Value, End of Period               $ 9.807           $ 7.305          $ 4.782
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.502
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.225          $ 9.282
Accumulation Unit Value, End of Period               $10.225           $ 9.282          $ 6.785
Number of Units Outstanding, End of Period           0                   1,039            1,547
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 8.217
Accumulation Unit Value, End of Period               $10.316           $ 8.217          $ 5.858
Number of Units Outstanding, End of Period           0                 0                    451
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.229
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.817          $ 7.100
Accumulation Unit Value, End of Period               $ 9.817           $ 7.100          $ 4.638
Number of Units Outstanding, End of Period           0                 0                0




*Contracts with the Longevity  Reward Rider with the Income Benefit  Combination
Option 2 were first offered under the Contracts on October 30, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.00.
The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.48% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER AND THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.129          $ 6.594
Accumulation Unit Value, End of Period               $10.129           $ 6.594          $ 4.948
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.494          $ 9.704
Accumulation Unit Value, End of Period               $10.494           $ 9.704          $ 7.316
Number of Units Outstanding, End of Period           0                  10,388           16,174
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.127          $ 6.659
Accumulation Unit Value, End of Period               $10.127           $ 6.659          $ 5.047
Number of Units Outstanding, End of Period           0                   6,558           21,992
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.400          $ 8.344
Accumulation Unit Value, End of Period               $10.400           $ 8.344          $ 5.995
Number of Units Outstanding, End of Period           0                   3,180            8,832
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.868          $ 7.356
Accumulation Unit Value, End of Period               $ 9.868           $ 7.356          $ 4.928
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.318          $ 9.468
Accumulation Unit Value, End of Period               $10.318           $ 9.468          $ 7.527
Number of Units Outstanding, End of Period           0                     126            7,894
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.541          $ 5.438
Accumulation Unit Value, End of Period               $  9.541          $ 5.438          $ 4.827
Number of Units Outstanding, End of Period           0                     426            2,159
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.276          $10.242
Accumulation Unit Value, End of Period               $10.276           $10.242          $ 8.533
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.592          $ 5.253
Accumulation Unit Value, End of Period               $ 9.592           $ 5.253          $ 2.474
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.006          $10.401
Accumulation Unit Value, End of Period               $10.006           $10.401          $10.783
Number of Units Outstanding, End of Period           0                 0                  2,595
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.016          $10.274
Accumulation Unit Value, End of Period               $10.016           $10.274          $10.245
Number of Units Outstanding, End of Period           0                   1,302            8,897
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.499          $ 6.833
Accumulation Unit Value, End of Period               $ 9.499           $ 6.833          $ 4.795
Number of Units Outstanding, End of Period           0                 0                     71
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $11.192
Accumulation Unit Value, End of Period               $10.017           $11.192          $11.433
Number of Units Outstanding, End of Period           0                 0                 13,640
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.978          $ 8.218
Accumulation Unit Value, End of Period               $ 9.978           $ 8.218          $ 5.612
Number of Units Outstanding, End of Period           0                 0                  1,453
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.071          $ 8.447
Accumulation Unit Value, End of Period               $10.071           $ 8.447          $ 7.143
Number of Units Outstanding, End of Period           0                  16,545           26,909
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.139          $ 7.308
Accumulation Unit Value, End of Period               $10.139           $ 7.308          $ 5.051
Number of Units Outstanding, End of Period           0                   2,704            5,314
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.537          $ 7.308
Accumulation Unit Value, End of Period               $ 9.537           $ 7.308          $ 6.432
Number of Units Outstanding, End of Period           0                 0                    949
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.828          $ 7.192
Accumulation Unit Value, End of Period               $ 9.828           $ 7.192          $ 4.816
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.198          $ 8.396
Accumulation Unit Value, End of Period               $10.198           $ 8.396          $ 6.059
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.118
Number of Units Outstanding, End of Period           -                 -                0



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.471
Accumulation Unit Value, End of Period               $10.319           $ 9.471          $ 6.187
Number of Units Outstanding, End of Period           0                 0                  7,543
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.024          $11.974
Accumulation Unit Value, End of Period               $10.024           $11.974          $11.344
Number of Units Outstanding, End of Period           0                 0                    356
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.245
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.837          $ 5.754
Accumulation Unit Value, End of Period               $ 9.837           $ 5.754          $ 3.737
Number of Units Outstanding, End of Period           0                 0                  5,789
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.895          $ 6.316
Accumulation Unit Value, End of Period               $ 9.895           $ 6.316          $ 4.395
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.910          $ 5.787
Accumulation Unit Value, End of Period               $ 9.910           $ 5.787          $ 3.438
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.158          $ 8.307
Accumulation Unit Value, End of Period               $10.158           $ 8.307          $ 5.213
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.927          $ 6.808
Accumulation Unit Value, End of Period               $ 9.927           $ 6.808          $ 4.642
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.356          $10.108
Accumulation Unit Value, End of Period               $10.356           $10.108          $ 6.873
Number of Units Outstanding, End of Period           0                 0                 11,700
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.807          $ 7.294
Accumulation Unit Value, End of Period               $ 9.807           $ 7.294          $ 4.764
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.496
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.224          $ 9.697
Accumulation Unit Value, End of Period               $10.224           $ 9.697          $ 6.760
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.315          $ 8.204
Accumulation Unit Value, End of Period               $10.315           $ 8.204          $ 5.836
Number of Units Outstanding, End of Period           0                 0                  5,386
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.223
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.816          $ 7.089
Accumulation Unit Value, End of Period               $ 9.816           $ 7.089          $ 4.620
Number of Units Outstanding, End of Period           0                 0                0






*Contracts  with the  Longevity  Reward Rider with the Income and Death  Benefit
Combination  Option 2were first offered under the Contracts on October 30, 2000.
The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The
Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.68% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER AND THE ENHANCED EARNINGS DEATH BENEFIT

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                2000              2001              2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.00            $10.13           $ 7.140
Accumulation Unit Value, End of Period               $10.13            $ 7.140          $ 5.472
Number of Units Outstanding, End of Period           0                   8,274            9,187
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $10.50           $ 9.803
Accumulation Unit Value, End of Period               $10.50            $ 9.803          $ 7.407
Number of Units Outstanding, End of Period           0                  32,767           29,863
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.00            $10.13           $ 7.298
Accumulation Unit Value, End of Period               $10.13            $ 7.298          $ 5.544
Number of Units Outstanding, End of Period           0                  42,019           51,378
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $10.40           $ 8.428
Accumulation Unit Value, End of Period               $10.40            $ 8.428          $ 6.070
Number of Units Outstanding, End of Period           0                  15,632           15,123
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.87           $ 7.455
Accumulation Unit Value, End of Period               $ 9.87            $ 7.455          $ 5.403
Number of Units Outstanding, End of Period           0                   2,872            2,872
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $10.32           $ 9.532
Accumulation Unit Value, End of Period               $10.32            $ 9.532          $ 7.595
Number of Units Outstanding, End of Period           0                  10,847           19,317
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.54           $ 6.229
Accumulation Unit Value, End of Period               $ 9.54            $ 6.229          $ 5.541
Number of Units Outstanding, End of Period           0                   1,095            2,424
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.00            $10.28           $10.524
Accumulation Unit Value, End of Period               $10.28            $10.524          $ 8.797
Number of Units Outstanding, End of Period           0                 0                  3,439
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.59           $ 5.438
Accumulation Unit Value, End of Period               $ 9.59            $ 5.438          $ 2.570
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.00            $10.01           $10.523
Accumulation Unit Value, End of Period               $10.01            $10.523          $10.754
Number of Units Outstanding, End of Period           0                   2,790            5,514
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.00            $10.02           $10.217
Accumulation Unit Value, End of Period               $10.02            $10.217          $10.248
Number of Units Outstanding, End of Period           0                 0                  4,812
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.50           $ 6.793
Accumulation Unit Value, End of Period               $ 9.50            $ 6.793          $ 5.351
Number of Units Outstanding, End of Period           0                     648            1,042
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.00            $10.02           $10.815
Accumulation Unit Value, End of Period               $10.02            $10.815          $11.073
Number of Units Outstanding, End of Period           0                  13,397           29,540
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.98           $ 8.629
Accumulation Unit Value, End of Period               $ 9.98            $ 8.629          $ 6.113
Number of Units Outstanding, End of Period           0                   2,300            6,250
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.00            $10.07           $ 8.913
Accumulation Unit Value, End of Period               $10.07            $ 8.913          $ 7.555
Number of Units Outstanding, End of Period           0                  16,838           22,150
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.00            $10.14           $ 7.418
Accumulation Unit Value, End of Period               $10.14            $ 7.418          $ 5.138
Number of Units Outstanding, End of Period           0                  15,501           17,213
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.54           $ 8.788
Accumulation Unit Value, End of Period               $ 9.54            $ 8.788          $ 7.354
Number of Units Outstanding, End of Period           0                   1,255              649
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.83           $ 8.252
Accumulation Unit Value, End of Period               $ 9.83            $ 8.252          $ 5.544
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.00            $10.20           $ 8.110
Accumulation Unit Value, End of Period               $10.20            $ 8.110          $ 6.317
Number of Units Outstanding, End of Period           0                   5,712            4,917
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.127
Number of Units Outstanding, End of Period           -                 -                0



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.00            $10.32           $ 9.848
Accumulation Unit Value, End of Period               $10.32            $ 9.848          $ 6.528
Number of Units Outstanding, End of Period           0                   2,318            3,390
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.00            $10.03           $11.192
Accumulation Unit Value, End of Period               $10.03            $11.192          $10.639
Number of Units Outstanding, End of Period           0                 0                    345
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.254
Number of Units Outstanding, End of Period           -                 -                  5,748
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.84           $ 6.641
Accumulation Unit Value, End of Period               $ 9.84            $ 6.641          $ 4.557
Number of Units Outstanding, End of Period           0                   5,649            4,492
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.90           $ 7.605
Accumulation Unit Value, End of Period               $ 9.90            $ 7.605          $ 5.310
Number of Units Outstanding, End of Period           0                 0                    390
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.91           $ 6.909
Accumulation Unit Value, End of Period               $ 9.91            $ 6.909          $ 4.119
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.00            $10.16           $ 8.752
Accumulation Unit Value, End of Period               $10.16            $ 8.752          $ 5.660
Number of Units Outstanding, End of Period           0                   2,532            2,532
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.93           $ 7.645
Accumulation Unit Value, End of Period               $ 9.93            $ 7.645          $ 5.230
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.00            $10.36           $10.222
Accumulation Unit Value, End of Period               $10.36            $10.222          $ 7.201
Number of Units Outstanding, End of Period           0                   8,207           12,892
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.81           $ 7.982
Accumulation Unit Value, End of Period               $  9.81           $ 7.982          $ 5.317
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.505
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.00            $10.23           $ 9.431
Accumulation Unit Value, End of Period               $10.23            $ 9.431          $ 6.899
Number of Units Outstanding, End of Period           0                   2,347            2,347
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.00            $10.32           $ 8.069
Accumulation Unit Value, End of Period               $10.32            $ 8.069          $ 6.089
Number of Units Outstanding, End of Period           0                   2,833            4,155
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.232
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.00            $ 9.82           $ 7.566
Accumulation Unit Value, End of Period               $ 9.82            $ 7.566          $ 5.226
Number of Units Outstanding, End of Period           0                   2,587              895




*Contracts  with the  Longevity  Reward Rider with the Enhanced  Earnings  Death
Benefit were first offered under the Contracts on December 6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.00.
The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.38% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER,  ENHANCED  EARNINGS DEATH BENEFIT OPTION AND ENHANCED DEATH BENEFIT,  THE
PERFORMANCE  DEATH BENEFIT  INCOME  BENEFIT,  OR THE  PERFORMANCE  DEATH BENEFIT
OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                   2000              2001           2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.130          $ 7.125
Accumulation Unit Value, End of Period               $10.130           $ 7.125          $ 5.459
Number of Units Outstanding, End of Period           0                   6,584          0
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.495          $ 9.790
Accumulation Unit Value, End of Period               $10.495           $ 9.790          $ 7.390
Number of Units Outstanding, End of Period            18,159            36,377           69,483
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7.288
Accumulation Unit Value, End of Period               $10.128           $ 7.288          $ 5.531
Number of Units Outstanding, End of Period            31,703            49,917           70,155
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $ 8.417
Accumulation Unit Value, End of Period               $10.401           $ 8.417          $ 6.055
Number of Units Outstanding, End of Period            23,608            13,473           12,226
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.869          $ 8.031
Accumulation Unit Value, End of Period               $ 9.869           $ 8.031          $ 5.390
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.519
Accumulation Unit Value, End of Period               $10.319           $ 9.519          $ 7.578
Number of Units Outstanding, End of Period            11,559            16,653           18,362
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.542          $ 6.220
Accumulation Unit Value, End of Period               $ 9.542           $ 6.220          $ 5.528
Number of Units Outstanding, End of Period             5,110             3,793            1,645
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000             9.593          $10.345
Accumulation Unit Value, End of Period               $ 9.593           $10.345          $ 8.777
Number of Units Outstanding, End of Period           0                   1,634            1,634
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $ 5.433
Accumulation Unit Value, End of Period               $10.277           $ 5.433          $ 2.564
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.010          $10.330
Accumulation Unit Value, End of Period               $10.010           $10.330          $10.729
Number of Units Outstanding, End of Period           0                 0                     64
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.241
Accumulation Unit Value, End of Period               $10.017           $10.241          $10.224
Number of Units Outstanding, End of Period           0                 0                  7,377
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.500          $ 6.783
Accumulation Unit Value, End of Period               $ 9.500           $ 6.783          $ 4.284
Number of Units Outstanding, End of Period           0                   1,517
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.018          $10.800
Accumulation Unit Value, End of Period               $10.018           $10.80           $11.048
Number of Units Outstanding, End of Period           0                   1,594            2,476
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.979          $ 8.617
Accumulation Unit Value, End of Period               $ 9.979           $ 8.617          $ 6.099
Number of Units Outstanding, End of Period           0                     793            4,489
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.072          $ 8.901
Accumulation Unit Value, End of Period               $10.072           $ 8.901          $ 7.538
Number of Units Outstanding, End of Period            20,031            13,653           22,795
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.140          $ 7.408
Accumulation Unit Value, End of Period               $10.140           $ 7.408          $ 5.127
Number of Units Outstanding, End of Period           0                  34,512           34,834
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.538          $ 8.326
Accumulation Unit Value, End of Period               $ 9.538           $ 8.326          $ 7.337
Number of Units Outstanding, End of Period           0                 0                  1,079
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.829          $ 8.210
Accumulation Unit Value, End of Period               $ 9.829           $ 8.210          $ 5.531
Number of Units Outstanding, End of Period           0                   2,081            2,079
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.199          $ 8.099
Accumulation Unit Value, End of Period               $10.199           $ 8.099          $ 6.302
Number of Units Outstanding, End of Period           0                   2,017              263
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.123
Number of Units Outstanding, End of Period           -                 -                  2,108



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.320          $ 9.834
Accumulation Unit Value, End of Period               $10.320           $ 9.834          $ 6.513
Number of Units Outstanding, End of Period           0                   4,883            5,141
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $11.182
Accumulation Unit Value, End of Period               $10.025           $11.182          $10.614
Number of Units Outstanding, End of Period           0                 0                    749
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.250
Number of Units Outstanding, End of Period           -                 -                    214
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 6.632
Accumulation Unit Value, End of Period               $ 9.838           $ 6.632          $ 4.546
Number of Units Outstanding, End of Period           0                     616            1,150
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.896          $ 7.464
Accumulation Unit Value, End of Period               $ 9.896           $ 7.464          $ 5.297
Number of Units Outstanding, End of Period           0                   5,678          0
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 6.903
Accumulation Unit Value, End of Period               $ 9.911           $ 6.903          $ 4.109
Number of Units Outstanding, End of Period           0                 0                    395
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.159          $ 8.740
Accumulation Unit Value, End of Period               $10.159           $ 8.740          $ 5.647
Number of Units Outstanding, End of Period           0                     954              954
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.928          $ 7.639
Accumulation Unit Value, End of Period               $ 9.928           $ 7.639          $ 5.218
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.359          $10.208
Accumulation Unit Value, End of Period               $10.359           $10.208          $ 7.184
Number of Units Outstanding, End of Period           0                   2,843            5,213
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.808          $ 7.971
Accumulation Unit Value, End of Period               $ 9.808           $ 7.971          $ 5.305
Number of Units Outstanding, End of Period           0                   1,017            1,545
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.501
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.225          $ 9.856
Accumulation Unit Value, End of Period               $10.225           $ 9.856          $ 6.883
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 8.058
Accumulation Unit Value, End of Period               $10.316           $ 8.058          $ 6.075
Number of Units Outstanding, End of Period           0                   2,709            2,709
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.228
Number of Units Outstanding, End of Period           -                 -                  2,094
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.817          $ 7.556
Accumulation Unit Value, End of Period               $ 9.817           $ 7.556          $ 5.214
Number of Units Outstanding, End of Period           0                     858              858








*Contracts  with the  Longevity  Reward Rider with the Enhanced  Earnings  Death
Benefit Option and Enhanced Death Benefit,  the Performance Death Benefit Income
Benefit, or the Performance Death Benefit Option were first offered under the Contracts on December 6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit
Values on page A-1 above. The Accumulation unit Value for each of these Variable
Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.51% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS WERE FIRST OFFERED WITH LONGEVITY REWARD RIDER,
ENHANCED EARNINGS DEATH BENEFIT OPTION AND DEATH BENEFIT  COMBINATION  OPTION OR
PERFORMANCE BENEFIT COMBINATION OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                  2000              2001            2002

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.129          $ 7.122
Accumulation Unit Value, End of Period               $10.129           $ 7.122          $ 5.449
Number of Units Outstanding, End of Period           0                     685              683
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.495          $ 9.779
Accumulation Unit Value, End of Period               $10.495           $ 9.779          $ 7.376
Number of Units Outstanding, End of Period            11,924            26,520           68,371
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7.280
Accumulation Unit Value, End of Period               $10.128           $ 7.280          $ 5.520
Number of Units Outstanding, End of Period             3,680            24,391           57,960
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $ 8.407
Accumulation Unit Value, End of Period               $10.401           $ 8.407          $ 6.044
Number of Units Outstanding, End of Period             9,466             9,998           21,911
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.869          $ 8.025
Accumulation Unit Value, End of Period               $ 9.869           $ 8.025          $ 5.380
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.508
Accumulation Unit Value, End of Period               $10.319           $ 9.508          $ 7.563
Number of Units Outstanding, End of Period             8,932             9,555           19,431
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.542          $ 6.213
Accumulation Unit Value, End of Period               $ 9.542           $ 6.213          $ 5.517
Number of Units Outstanding, End of Period              3,187            1,156            1,898
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $10.334
Accumulation Unit Value, End of Period               $10.277           $10.334          $ 8.759
Number of Units Outstanding, End of Period             3,460             3,291            3,290
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                2000              2001              2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.593          $ 5.429
Accumulation Unit Value, End of Period               $ 9.593           $ 5.429          $ 2.559
Number of Units Outstanding, End of Period           0                 0                  5,529
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.010          $10.322
Accumulation Unit Value, End of Period               $10.010           $10.322          $10.708
Number of Units Outstanding, End of Period           0                 0                    614
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.229
Accumulation Unit Value, End of Period               $10.017           $10.229          $10.204
Number of Units Outstanding, End of Period           0                   8,819              622
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.499          $ 7.588
Accumulation Unit Value, End of Period               $ 9.499           $ 7.588          $ 5.328
Number of Units Outstanding, End of Period               348           0                    390
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.018          $10.788
Accumulation Unit Value, End of Period               $10.018           $10.788          $11.026
Number of Units Outstanding, End of Period           0                  30,313           39,350
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.978          $ 8.908
Accumulation Unit Value, End of Period               $ 9.978           $ 8.908          $ 6.087
Number of Units Outstanding, End of Period           0                 0                 10,953
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.071          $ 8.891
Accumulation Unit Value, End of Period               $10.071           $ 8.891          $ 7.523
Number of Units Outstanding, End of Period             1,636            20,009           43,428
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.139          $ 7.400
Accumulation Unit Value, End of Period               $10.139           $ 7.400          $ 5.116
Number of Units Outstanding, End of Period             1,818             2,088           14,932
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.538          $ 8.314
Accumulation Unit Value, End of Period               $ 9.538           $ 8.314          $ 7.322
Number of Units Outstanding, End of Period           0                 0                    283
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.829          $ 8.200
Accumulation Unit Value, End of Period               $ 9.829           $ 8.200          $ 5.520
Number of Units Outstanding, End of Period           0                     272              307
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.199          $ 8.709
Accumulation Unit Value, End of Period               $10.199           $ 8.709          $ 6.290
Number of Units Outstanding, End of Period           0                 0                    319
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.120
Number of Units Outstanding, End of Period           -                 -                0



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.823
Accumulation Unit Value, End of Period               $10.319           $ 9.823          $ 6.500
Number of Units Outstanding, End of Period           0                   4,366            5,862
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $10.823
Accumulation Unit Value, End of Period               $10.025           $10.823          $10.593
Number of Units Outstanding, End of Period           0                   1,035            1,248
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.246
Number of Units Outstanding, End of Period           -                 -                  1,534
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 6.982
Accumulation Unit Value, End of Period               $ 9.838           $ 6.982          $ 4.538
Number of Units Outstanding, End of Period             3,527           0                  2,213
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.895          $ 7.592
Accumulation Unit Value, End of Period               $ 9.895           $ 7.592          $ 5.287
Number of Units Outstanding, End of Period           0                 0                    976
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 6.898
Accumulation Unit Value, End of Period               $ 9.911           $ 6.898          $ 4.101
Number of Units Outstanding, End of Period           0                 0                    306
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.158          $ 8.975
Accumulation Unit Value, End of Period               $10.158           $ 8.975          $ 5.636
Number of Units Outstanding, End of Period           0                 0                    225
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.927          $ 7.633
Accumulation Unit Value, End of Period               $ 9.927           $ 7.633          $ 5.208
Number of Units Outstanding, End of Period           0                 0                    257
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.359          $10.196
Accumulation Unit Value, End of Period               $10.359           $10.196          $ 7.170
Number of Units Outstanding, End of Period           0                  10,100           11,993
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.810          $ 8.100
Accumulation Unit Value, End of Period               $ 9.810           $ 8.100          $ 5.294
Number of Units Outstanding, End of Period               576           0                    248
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.498
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.225          $ 9.407
Accumulation Unit Value, End of Period               $10.225           $ 9.407          $ 6.870
Number of Units Outstanding, End of Period           0                   1,046            1,223
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 8.517
Accumulation Unit Value, End of Period               $10.316           $ 8.517          $ 6.063
Number of Units Outstanding, End of Period           0                 0                    326
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.225
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.817          $ 7.979
Accumulation Unit Value, End of Period               $  9.817          $ 7.979          $ 5.204
Number of Units Outstanding, End of Period           0                 0                  5,748
-------------------------------------------------------------------------------------------------




*Contracts  with the  Longevity  Reward Rider with the Enhanced  Earnings  Death
Benefit Option and Enhanced Death Benefit,  the Performance Death Benefit Income
Benefit, or the Performance Death Benefit Option were first offered under the Contracts on December 6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit
Values on page A-1 above. The Accumulation unit Value for each of these Variable
Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.62% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER,  ENHANCED  EARNINGS DEATH BENEFIT  OPTION AND INCOME BENEFIT  COMBINATION
OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.129          $ 7.254
Accumulation Unit Value, End of Period               $10.129           $ 7.254          $ 5.443
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.495          $10.473
Accumulation Unit Value, End of Period               $10.495           $10.473          $ 7.368
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7.242
Accumulation Unit Value, End of Period               $10.128           $ 7.242          $ 5.515
Number of Units Outstanding, End of Period           0                 0                0
------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $ 8.774
Accumulation Unit Value, End of Period               $10.401           $ 8.774          $ 6.037
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.869          $ 8.021
Accumulation Unit Value, End of Period               $ 9.869           $ 8.021          $ 5.374
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.946
Accumulation Unit Value, End of Period               $10.319           $ 9.946          $ 7.555
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.542          $ 7.393
Accumulation Unit Value, End of Period               $ 9.542           $ 7.393          $ 5.511
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $10.503
Accumulation Unit Value, End of Period               $10.277           $10.503          $ 8.750
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $  9.539         $ 5.426
Accumulation Unit Value, End of Period               $ 9.593           $  5.426         $ 2.556
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.007          $10.318
Accumulation Unit Value, End of Period               $10.007           $10.318          $10.696
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.196
Accumulation Unit Value, End of Period               $10.017           $10.196          $10.193
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.499          $ 7.585
Accumulation Unit Value, End of Period               $ 9.499           $ 7.585          $ 5.322
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.018          $10.591
Accumulation Unit Value, End of Period               $10.018           $10.591          $11.014
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.978          $ 8.904
Accumulation Unit Value, End of Period               $ 9.978           $ 8.904          $ 6.080
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.071          $ 9.115
Accumulation Unit Value, End of Period               $10.071           $ 9.115          $ 7.515
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.139          $ 8.352
Accumulation Unit Value, End of Period               $10.139           $ 8.352          $ 5.111
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.538          $ 8.310
Accumulation Unit Value, End of Period               $ 9.538           $ 8.310          $ 7.315
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.829          $ 8.235
Accumulation Unit Value, End of Period               $ 9.829           $ 8.235          $ 5.514
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.199          $ 8.706
Accumulation Unit Value, End of Period               $10.199           $ 8.706          $ 6.283
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.118
Number of Units Outstanding, End of Period           -                 -                0



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.940
Accumulation Unit Value, End of Period               $10.319           $ 9.940          $ 6.493
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $11.169
Accumulation Unit Value, End of Period               $10.025           $11.169          $10.582
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.245
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 6.979
Accumulation Unit Value, End of Period               $ 9.838           $ 6.979          $ 4.533
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.895          $ 7.589
Accumulation Unit Value, End of Period               $ 9.895           $ 7.589          $ 5.281
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 6.895
Accumulation Unit Value, End of Period               $ 9.911           $ 6.895          $ 4.097
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.158          $ 8.971
Accumulation Unit Value, End of Period               $10.158           $ 8.971          $ 5.630
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.927          $ 7.630
Accumulation Unit Value, End of Period               $ 9.927           $ 7.630          $ 5.202
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.356          $10.534
Accumulation Unit Value, End of Period               $10.356           $10.534          $ 7.162
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.807          $ 8.097
Accumulation Unit Value, End of Period               $ 9.807           $ 8.097          $ 5.289
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.496
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.225          $ 9.844
Accumulation Unit Value, End of Period               $10.225           $ 9.844          $ 6.862
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 8.514
Accumulation Unit Value, End of Period               $10.316           $ 8.514          $ 6.065
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.223
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.817          $ 7.976
Accumulation Unit Value, End of Period               $ 9.817           $ 7.976          $ 5.198
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------






*Contracts  with the  Longevity  Reward Rider with the Enhanced  Earnings  Death
Benefit Option and the Income Benefit Combination Option 2 were first offered under the Contracts on December 6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.00. The Accumulation
Unit Values in this table reflect a mortality and expense risk charge of 1.68% and an administrative expense charge of 0.10%.



ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE THE CONTRACTS  WERE FIRST  OFFERED WITH THE LONGEVITY  REWARD
RIDER,  ENHANCED  EARNINGS  DEATH  BENEFIT  OPTION AND INCOME AND DEATH  BENEFIT
COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class X Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.129          $ 7.244
Accumulation Unit Value, End of Period               $10.129           $ 7.244          $ 5.423
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.495          $ 9.752
Accumulation Unit Value, End of Period               $10.495           $ 9.752          $ 7.342
Number of Units Outstanding, End of Period           0                  13,010           34,532
-------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.128          $ 7.260
Accumulation Unit Value, End of Period               $10.128           $ 7.260          $ 5.495
Number of Units Outstanding, End of Period           0                  21,280           29,271
-------------------------------------------------------------------------------------------------
EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.401          $ 8.384
Accumulation Unit Value, End of Period               $10.401           $ 8.384          $ 6.016
Number of Units Outstanding, End of Period           0                   1,081            6,524
-------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.869          $ 8.010
Accumulation Unit Value, End of Period               $ 9.869           $ 8.010          $ 5.355
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.319          $ 9.483
Accumulation Unit Value, End of Period               $10.319           $ 9.483          $ 7.528
Number of Units Outstanding, End of Period           0                   9,479           24,640
-------------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.542          $ 7.383
Accumulation Unit Value, End of Period               $ 9.542           $ 7.383          $ 5.491
Number of Units Outstanding, End of Period           0                 0                  3,013
-------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.593          $10.488
Accumulation Unit Value, End of Period               $ 9.593           $10.488          $ 8.719
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.277          $ 5.419
Accumulation Unit Value, End of Period               $10.277           $ 5.419          $ 2.547
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period         $10.000           $10.007          $10.304
Accumulation Unit Value, End of Period               $10.007           $10.304          $10.658
Number of Units Outstanding, End of Period           0                 0                  3,136
-------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period         $10.000           $10.017          $10.183
Accumulation Unit Value, End of Period               $10.017           $10.183          $10.157
Number of Units Outstanding, End of Period           0                 0                    391
-------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.499          $ 6.757
Accumulation Unit Value, End of Period               $ 9.499           $ 6.757          $ 5.303
Number of Units Outstanding, End of Period           0                     381              395
-------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period         $10.000           $10.018          $10.576
Accumulation Unit Value, End of Period               $10.018           $10.576          $10.975
Number of Units Outstanding, End of Period           0                 0                  4,292
-------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.978          $ 8.892
Accumulation Unit Value, End of Period               $ 9.978           $ 8.892          $ 6.058
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period         $10.000           $10.072          $ 8.867
Accumulation Unit Value, End of Period               $10.072           $ 8.867          $ 7.488
Number of Units Outstanding, End of Period           0                     996           10,041
-------------------------------------------------------------------------------------------------
UTILITIES
Accumulation Unit Value, Beginning of Period         $10.000           $10.139          $ 7.380
Accumulation Unit Value, End of Period               $10.139           $ 7.380          $ 5.093
Number of Units Outstanding, End of Period           0                  13,036           13,887
-------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.538          $ 8.299
Accumulation Unit Value, End of Period               $ 9.538           $ 8.299          $ 7.288
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.829          $ 8.224
Accumulation Unit Value, End of Period               $ 9.829           $ 8.224          $ 5.495
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period         $10.000           $10.199          $ 8.694
Accumulation Unit Value, End of Period               $10.199           $ 8.694          $ 6.260
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.112
Number of Units Outstanding, End of Period           -                 -                0


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period         $10.000           $10.320          $ 9.927
Accumulation Unit Value, End of Period               $10.320           $ 9.927          $ 6.470
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period         $10.000           $10.025          $11.154
Accumulation Unit Value, End of Period               $10.025           $11.154          $10.544
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
VAN KAMPEN LIT COMSTOCK, CLASS I
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.239
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.838          $ 6.969
Accumulation Unit Value, End of Period               $ 9.838           $ 6.969          $ 4.516
Number of Units Outstanding, End of Period           0                 0                  1,362
-------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.895          $ 7.579
Accumulation Unit Value, End of Period               $ 9.895           $ 7.579          $ 5.262
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.911          $ 6.886
Accumulation Unit Value, End of Period               $ 9.911           $ 6.886          $ 4.082
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period         $10.000           $10.159          $ 8.959
Accumulation Unit Value, End of Period               $10.159           $ 8.959          $ 5.610
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.927          $ 7.619
Accumulation Unit Value, End of Period               $ 9.927           $ 7.619          $ 5.184
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.359          $10.519
Accumulation Unit Value, End of Period               $10.359           $10.519          $ 7.137
Number of Units Outstanding, End of Period           0                 0                  2.436
-------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.807          $ 8.086
Accumulation Unit Value, End of Period               $ 9.807           $ 8.086          $ 5.270
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.489
Number of Units Outstanding, End of Period           -                 -                0




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002)
VARIABLE SUB-ACCOUNT                                 2000              2001             2002
-------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (Class IB Shares)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period         $10.000           $10.225          $ 9.831
Accumulation Unit Value, End of Period               $10.225           $ 9.831          $ 6.838
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period         $10.000           $10.316          $ 8.502
Accumulation Unit Value, End of Period               $10.316           $ 8.502          $ 6.035
Number of Units Outstanding, End of Period           0                 0                0
-------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period         -                 -                $10.000
Accumulation Unit Value, End of Period               -                 -                $ 7.217
Number of Units Outstanding, End of Period           -                 -                0
-------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period         $10.000           $ 9.817          $ 7.965
Accumulation Unit Value, End of Period               $ 9.817           $ 7.965          $ 5.180
Number of Units Outstanding, End of Period           0                 0                0


*Contracts with the Longevity Reward Rider with the Enhanced Earnings Death Benefit Option and the Income and Death Benefit Combination Option 2 were first offered under the Contracts on December 6, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.88% and an administrative expense charge of 0.10%.

                         Allstate Life Insurance Company
                 Allstate Financial Advisors Separate Account I

                                   Supplement
                          dated January 1, 2003 to the
                  Morgan Stanley Variable Annuity 3 Prospectus
                                dated May 1, 2002

This supplement amends certain information contained in the prospectus for the Morgan Stanley Variable Annuity 3 Contracts ("Contracts"), formerly issued by Northbrook Life Insurance Company ("Northbrook"). Please read this supplement carefully and retain it for future reference together with your prospectus. All capitalized terms have the same meaning as those included in the prospectus.

Merger of Northbrook with Allstate Life

Effective January 1, 2003, Northbrook merged with and into its parent company, Allstate Life Insurance Company ("Allstate Life"). The merger of Northbrook and Allstate Life (the "Merger") was approved by the boards of directors of Allstate Life and Northbrook. The Merger also received regulatory approval from the Departments of Insurance of the States of Arizona and Illinois, the states of domicile of Northbrook and Allstate Life, respectively.

On the date of the Merger, Allstate Life acquired from Northbrook all of Northbrook's assets and became directly liable for Northbrook's liabilities and obligations with respect to all Contracts issued by Northbrook.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the company that guarantees your Contract benefits from Northbrook to Allstate Life. You will receive certificate endorsements from Allstate Life that reflect the change from Northbrook to Allstate Life. The Merger also did not result in any adverse tax consequences for any Contract owners.

Separate Account Consolidation

Effective January 1, 2003, and in connection with the Merger, Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II combined with and into the Allstate Financial Advisors Separate Account I ("Allstate Separate Account I"), and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The accumulation unit values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation.

As a result of the Merger and Consolidation, your prospectus is amended as follows:

Replace all references to "Northbrook" with "Allstate Life." Replace all references to "Northbrook Variable Annuity Account II" with "Allstate Financial Advisors Separate Account I." All references to "We," "Us," or "our" shall mean "Allstate." All references to "the Variable Account" shall mean "Allstate Financial Advisors Separate Account I."

Page 13: Under the heading "Financial Information" replace the last two sentences of the second paragraph with:

The financial statements of Allstate, Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, Northbrook Variable annuity Account II, and the pro forma financial statements of Allstate Financial Advisors Separate Account I giving effect to the Consolidation on a pro forma basis also appear in the Statement of Additional Information. For a free copy of the Statement of Additional Information, please write or call us at 1-800-654-2397.

Pages 32: Under the heading "More Information," replace the sections entitled "Northbrook" and "The Variable Account" with the following:

ALLSTATE LIFE
Allstate Life is the issuer of the Contract. Allstate Life is an Illinois stock life insurance company organized in 1957. "Allstate Financial" is the marketing name used by Allstate Life to refer to the company and its affiliates and subsidiaries.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior), Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investors Service assigns an Aa2 (Excellent) financial strength rating to Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

The Variable Account

Allstate established the Allstate Financial Advisors Separate Account I in 1999. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate.

The Variable Account currently consists of multiple Variable Sub-Accounts. Each Variable Sub-Account offered under this Contract invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

MORGAN STANLEY VARIABLE ANNUITY 3

ALLSTATE LIFE INSURANCE COMPANY
300 N. MILWAUKEE AVENUE
VERNON HILLS, IL 60061
TELEPHONE NUMBER: 1-800-654-2397             PROSPECTUS    DATED JANUARY 1, 2003
 -------------------------------------------------------------------------------
Allstate Life Insurance Company ("Allstate Life") is offering the Morgan Stanley Variable Annuity 3, an individual and group flexible premium deferred variable annuity contract ("CONTRACT"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract offers 38 investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include 3 fixed account options ("FIXED ACCOUNT OPTIONS") and 35 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Financial Advisor Separate Account I ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of portfolios ("PORTFOLIOS") of the following mutual funds ("FUNDS"):


MORGAN STANLEY VARIABLE           AIM VARIABLE INSURANCE FUNDS (SERIES I)
 INVESTMENT SERIES (CLASS Y       ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
 SHARES)                           (CLASS B SHARES)
THE UNIVERSAL INSTITUTIONAL       LSA VARIABLE SERIES TRUST
 FUNDS, INC.                      PUTNAM VARIABLE TRUST (CLASS IB SHARES)
VAN KAMPEN LIFE INVESTMENT TRUST



WE (Allstate Life) have filed a Statement of Additional Information, dated January 1, 2003, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page ___ of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally a part of this prospectus, at the SEC's Web site.


                THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
  IMPORTANT     HAS IT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.
   NOTICES
                INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS,
                INCLUDING POSSIBLE LOSS OF PRINCIPAL.

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                 PAGE

--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
  Important Terms
--------------------------------------------------------------------------------
  The Contract at a Glance
--------------------------------------------------------------------------------
  How the Contract Works
--------------------------------------------------------------------------------
  Expense Table
--------------------------------------------------------------------------------
  Financial Information
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
  The Contract
--------------------------------------------------------------------------------
  Purchase of Contracts
--------------------------------------------------------------------------------
  Contract Value
--------------------------------------------------------------------------------
  Investment Alternatives
--------------------------------------------------------------------------------
     The Variable Sub-Accounts
--------------------------------------------------------------------------------
     The Fixed Account Options
--------------------------------------------------------------------------------
     Transfers
--------------------------------------------------------------------------------
     Expenses
--------------------------------------------------------------------------------

                                 PAGE

--------------------------------------------------------------------------------
  Access To Your Money
--------------------------------------------------------------------------------
  Income Payments
--------------------------------------------------------------------------------
  Death Benefits
--------------------------------------------------------------------------------
  Other Information
--------------------------------------------------------------------------------
  More Information:
--------------------------------------------------------------------------------
     Allstate Life
--------------------------------------------------------------------------------
     The Variable Account
--------------------------------------------------------------------------------
     The Portfolio
--------------------------------------------------------------------------------
     The Contract
--------------------------------------------------------------------------------
     Qualified Plans
--------------------------------------------------------------------------------
     Legal Matters
--------------------------------------------------------------------------------
  Taxes
--------------------------------------------------------------------------------
  Performance Information
--------------------------------------------------------------------------------
APPENDIX A - CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT PLUS

--------------------------------------------------------------------------------
APPENDIX B - ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                 PAGE

--------------------------------------------------------------------------------
Accumulation Phase
--------------------------------------------------------------------------------
Accumulation Unit
--------------------------------------------------------------------------------
Accumulation Unit Value
--------------------------------------------------------------------------------
Allstate Life ("We")
--------------------------------------------------------------------------------
Annuitant
--------------------------------------------------------------------------------
Automatic Additions Program
--------------------------------------------------------------------------------
Automatic Portfolio Rebalancing Program
--------------------------------------------------------------------------------
Beneficiary
--------------------------------------------------------------------------------
Cancellation Period
--------------------------------------------------------------------------------
Contract*
--------------------------------------------------------------------------------
Contract Anniversary
--------------------------------------------------------------------------------
Contract Owner ("You")
--------------------------------------------------------------------------------
Contract Value
--------------------------------------------------------------------------------
Contract Year
--------------------------------------------------------------------------------
Death Benefit Anniversary
--------------------------------------------------------------------------------
Death Benefit Combination Option
--------------------------------------------------------------------------------
Dollar Cost Averaging
--------------------------------------------------------------------------------
Dollar Cost Averaging Fixed Account Options
--------------------------------------------------------------------------------
Due Proof of Death
--------------------------------------------------------------------------------
Enhanced Earnings Death Benefit Plus Option
--------------------------------------------------------------------------------
Excess of Earnings Withdrawals
--------------------------------------------------------------------------------

                                 PAGE

--------------------------------------------------------------------------------
Fixed Account Options
--------------------------------------------------------------------------------
Funds
--------------------------------------------------------------------------------
Income and Death Benefit Combination Option 2
--------------------------------------------------------------------------------
Income Benefit Combination Option 2
--------------------------------------------------------------------------------
In-Force Premium
--------------------------------------------------------------------------------
In-Force Earnings
--------------------------------------------------------------------------------
Income Plans
--------------------------------------------------------------------------------
Investment Alternatives
--------------------------------------------------------------------------------
Issue Date
--------------------------------------------------------------------------------
Payout Phase
--------------------------------------------------------------------------------
Payout Start Date
--------------------------------------------------------------------------------
Performance Death Benefit Option
--------------------------------------------------------------------------------
Portfolios
--------------------------------------------------------------------------------
Qualified Contracts
--------------------------------------------------------------------------------
Right to Cancel
--------------------------------------------------------------------------------
SEC
--------------------------------------------------------------------------------
Settlement Value
--------------------------------------------------------------------------------
Systematic Withdrawal Program
--------------------------------------------------------------------------------
Valuation Date
--------------------------------------------------------------------------------
Variable Account
--------------------------------------------------------------------------------
Variable Sub-Account
--------------------------------------------------------------------------------
  *In certain states the Contract is available only as a group Contract. In these states, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates unless the context requires otherwise.

THE CONTRACT AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.


FLEXIBLE PAYMENTS       You can purchase a Contract  with an initial  purchase
                        payment of $1,000 or more.  You can add to your
                        Contract as often and as much as you like,  but each
                        payment  must be at least  $100.  You  must  maintain
                         a minimum account size of $500.
-------------------------------------------------------------------------------
RIGHT TO CANCEL         You may cancel your Contract within 20 days of receipt
                        or any longer period as your state may require
                        ("CANCELLATION PERIOD"). Upon cancellation, we will
                        return your purchase  payments adjusted, to the extent
                        state and federal law permit, to reflect the investment
                        experience of any amounts allocated to the Variable
                        Account including the deduction of mortality and
                        expense risk charges and administrative expense
                        charges.
-------------------------------------------------------------------------------
EXPENSES                You will bear the following expenses:

                        .Total Variable Account annual fees  equal to 1.35% of
                          average daily net assets (1.48% if you select the PERFORMANCE DEATH BENEFIT OPTION or 1.59% if you select the DEATH BENEFIT COMBINATION OPTION, or 1.65% if you select the INCOME BENEFIT
                          COMBINATION OPTION 2 or 1.85% if you select the INCOME AND DEATH BENEFIT COMBINATION OPTION 2)

                        .If you select the Enhanced Earnings Death Benefit
                          Plus Option, you will pay an additional mortality and expense risk charge of 0.15%, 0.25% or 0.35%
                          (depending on the age of the oldest Contract owner
                          (or Annuitant, if the Contract owner is a non-natural person) on the date we receive the completed application or written request to add the Option, whichever is later ("Rider Application Date))

                        .Annual contract maintenance charge of $35  (waived in
                          certain cases)

                        .Withdrawal  charges  ranging from  0% to 6% of
                           purchase  payment(s) withdrawn (with certain
                          exceptions)

                        .Transfer fee of $25 after the 12th transfer in any
                          CONTRACT YEAR  (fee currently waived)

                        .State  premium  tax (if your state imposes  one).

                        In addition,  each Portfolio  pays  expenses  that  you
                        will bear  indirectly  if you invest in a Variable
                        Sub-Account.
-------------------------------------------------------------------------------
INVESTMENT              The Contract offers 38 investment alternatives
ALTERNATIVES            including:

                        .3 Fixed Account Options (which credit interest  at
                          rates we guarantee)

                        .35 Variable Sub-Accounts investing in Portfolios
                           offering professional  money management by these
                          investment advisers:

                          . A I M Advisors, Inc.

                          . Alliance Capital Management, L.P.

                          . LSA Asset Management LLC

                          . Morgan Stanley Investments, L.P.

                          . Morgan Stanley Investment Advisors, Inc.

                          . Morgan Stanley Investment Management, Inc.

                          . Putnam Investment Management, Inc.

                          . Van Kampen Asset Management Inc.

                        To find out current rates being paid on the Fixed
                        Account Options, or to find out how the Variable
                        Sub-Accounts have performed, call us at
                        1-800-654-2397.
-------------------------------------------------------------------------------
SPECIAL SERVICES        For your convenience, we offer these special services:

                        . AUTOMATIC ADDITIONS PROGRAM

                        . AUTOMATIC PORTFOLIO REBALANCING PROGRAM

                        . DOLLAR COST AVERAGING PROGRAM

                        . SYSTEMATIC WITHDRAWAL PROGRAM
-------------------------------------------------------------------------------
INCOME PAYMENTS         You can choose fixed income payments, variable income
                        payments, or a combination of the two.  You can receive
                        your income payments in one of the following ways:

                        . life income with payments guaranteed for 120 months

                        . joint and survivor life income

                        . guaranteed payments for a specified  period
-------------------------------------------------------------------------------
DEATH BENEFITS          If you die  before the PAYOUT START DATE, we  will  pay
                         the death benefit described in the Contract.  We also
                        offer death benefit options.
-------------------------------------------------------------------------------
TRANSFERS               Before the Payout Start Date, you may transfer your
                        Contract value ("CONTRACT VALUE") among the investment
                        alternatives, with certain restrictions.  Transfers
                        must be at least $100 or the total amount in the
                        investment  alternative, whichever is less. Transfers
                        to the Standard Fixed Account Option for any Guarantee
                        Period must be at least  $500.

                        We do not currently impose a fee upon  transfers.
                        However, we reserve the right to charge $25 per
                        transfer after  the 12th transfer in each "CONTRACT
                        YEAR," which we measure from the date we issue your
                        Contract or  a Contract  anniversary ("CONTRACT
                        ANNIVERSARY").
-------------------------------------------------------------------------------
WITHDRAWALS             You may withdraw some or all of your  Contract  Value
                        at any  time  during  the  Accumulation Phase and
                        during the Payout  Phase in certain  cases.  In
                        general,  you must  withdraw  at least  $500 at a time
                        or the  total amount in the investment alternative, if
                        less.  Withdrawals of earnings are taxed as ordinary
                        income and, if taken prior to age 591/2, may be subject
                        to an additional 10% federal tax penalty.  A withdrawal
                        charge also may apply.
-------------------------------------------------------------------------------

HOW THE CONTRACT WORKS
--------------------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in up to 38 Investment Alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or the Fixed Account Options. If you invest in any of the Fixed Account Options you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life, and/ or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page __. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed amount income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable amount income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.




Issue                                           Payout Start
Date            Accumulation Phase                  Date                 Payout Phase
------------------------------------------------------------------------------------------------------------>
You buy    You save for retirement              You elect to receive    You can receive    Or you can receive
a Contract                                      income payments or      income payments    income payments
                                                receive a lump sum      for a set period   for life
                                                payment


As the Contract owner you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if there is none, the BENEFICIARY, will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner or, if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-654-2397 if you have any question about how the Contract works.

EXPENSE TABLE
--------------------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses", below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.


CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments withdrawn)*

Number of Complete Years Since We Received the Payment Being       0    1    2    3    4    5     6+
 Withdrawn
------------------------------------------------------------------------------------------------------
Applicable Charge                                                  6%   5%   5%   4%   3%   2%    0%
------------------------------------------------------------------------------------------------------
Annual Contract Maintenance Charge                                             $35.00**
------------------------------------------------------------------------------------------------------
Transfer Fee                                                                    $25***
------------------------------------------------------------------------------------------------------



*During each Contract Year you may withdraw up to 15% of the aggregate amount of purchase payments as of the beginning of the Contract Year without incurring a withdrawal charge.

**If your Contract Value equals or exceeds $40,000, we will waive the charge for the remaining time your Contract is in force.

***Applies solely to the thirteenth and all subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.


VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF DAILY NET ASSET VALUE
DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)

                                                                                                                     With the
                                                                            With the            With the              Income
                                                       With the               Death              Income             and Death
                                                     Performance            Benefit             Benefit              Benefit
                                     Base           Death Benefit         Combination         Combination          Combination
                                   Contract             Option               Option             Option 2            Option 2+
-----------------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk
Charge                               1.25%              1.38%                1.49%               1.55%                1.75%
Administrative Expense Charge        0.10%              0.10%                0.10%               0.10%                0.10%
Total Variable Account Annual
Expense                              1.35%              1.48%                1.59%               1.65%                1.85%
  If the Enhanced Earnings Death Benefit Plus Option is elected with the Base Contract or with one of the Options listed above
                                  (assuming age is between 66 and 75 on Rider Application Date)*
-----------------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk
Charge                               1.60%              1.73%                1.84%               1.90%                2.10%
 Administrative Expense Charge       0.10%              0.10%                0.10%               0.10%                0.10%
Total Variable Account Annual        1.70%              1.83%                1.94%               2.00%                2.20%
Expense
-----------------------------------------------------------------------------------------------------------------------------------




   * The mortality and expense risk charge shown for the Enhanced Earnings Death Benefit Plus Option reflects a charge of 0.35% for the Option, assuming the age of the oldest Owner (or Annuitant if the Contract owner is a non-natural person) is between 66 and 75 on the Rider Application Date. If the age of the oldest Owner (or Annuitant if the Contract owner is a non-natural person) is between 56 and 65 on the Rider Application Date, the charge for the Option is 0.25%. If the age of the oldest Owner (or Annuitant if the Contract owner is a non-natural person) is 55 or younger on the Rider Application Date, the charge for the Option is 0.15%.

  +For Contracts issued in the state of Washington, this Rider is replaced by the Income and Performance Death Benefit Option. This Option is available on or about July 1, 2002 and carries a mortality and expense risk charge of 1.68%.

PORTFOLIO ANNUAL EXPENSES (After Voluntary Reductions and Reimbursements) (as a percentage of Portfolio average daily net assets)(1)

                                                          Management  Rule 12b-1   Other     Total Annual
                       Portfolio                             Fees        Fees     Expenses   Fund Expenses
-----------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y
SHARES)
-----------------------------------------------------------------------------------------------------------
Aggressive Equity Portfolio                                 0.75%       0.25%      0.09%         1.09%
-----------------------------------------------------------------------------------------------------------
Dividend Growth Portfolio                                   0.54%       0.25%      0.01%         0.80%
-----------------------------------------------------------------------------------------------------------
Equity Portfolio                                            0.49%       0.25%      0.02%         0.76%
-----------------------------------------------------------------------------------------------------------
European Growth Portfolio                                   0.95%       0.25%      0.07%         1.27%
-----------------------------------------------------------------------------------------------------------
Global Advantage Portfolio                                  0.65%       0.25%      0.10%         1.00%
-----------------------------------------------------------------------------------------------------------
Global Dividend Growth Portfolio                            0.75%       0.25%      0.05%         1.05%
-----------------------------------------------------------------------------------------------------------
High Yield Portfolio                                        0.50%       0.25%      0.09%         0.84%
-----------------------------------------------------------------------------------------------------------
Income Builder Portfolio                                    0.75%       0.25%      0.06%         1.06%
-----------------------------------------------------------------------------------------------------------
Information Portfolio (2)                                   0.75%       0.25%      0.87%         1.87%
-----------------------------------------------------------------------------------------------------------
Limited Duration Portfolio (3)                              0.45%       0.25%      0.20%         0.90%
-----------------------------------------------------------------------------------------------------------
Money Market Portfolio                                      0.50%       0.25%      0.01%         0.76%
-----------------------------------------------------------------------------------------------------------
Pacific Growth Portfolio                                    0.95%       0.25%      0.78%         1.98%
-----------------------------------------------------------------------------------------------------------
Quality Income Plus Portfolio                               0.50%       0.25%      0.03%         0.78%
-----------------------------------------------------------------------------------------------------------
S&P 500 Index Portfolio                                     0.40%       0.25%      0.06%         0.71%
-----------------------------------------------------------------------------------------------------------
Strategist Portfolio                                        0.50%       0.25%      0.02%         0.77%
-----------------------------------------------------------------------------------------------------------
Utilities Portfolio                                         0.65%       0.25%      0.02%         0.92%
-----------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
-----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity Portfolio (4)    1.25%        N/A       0.87%         2.12%
-----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth Portfolio (4)              0.55%        N/A       0.36%         0.91%
-----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum Portfolio (4)       0.80%        N/A       0.54%         1.34%
-----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth Portfolio (4)             0.75%        N/A       0.64%         1.39%
-----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value Portfolio (4)              0.75%        N/A       0.35%         1.10%
-----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate Portfolio (4)           0.80%        N/A       0.35%         1.15%
-----------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
-----------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock Portfolio, Class II                 0.60%       0.25%      0.21%         1.06%
-----------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth Portfolio, Class I (5)       0.70%        N/A       0.06%         0.76%
-----------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth Portfolio, Class II (5)      0.70%       0.25%      0.06%         1.01%
-----------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
-----------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                          0.61%        N/A       0.24%         0.85%
-----------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                        0.62%        N/A       0.26%         0.88%
-----------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund (6)                            0.60%        N/A       0.25%         0.85%
-----------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
-----------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                                   0.75%       0.25%      0.11%         1.11%
-----------------------------------------------------------------------------------------------------------
Alliance Growth and Income Portfolio                        0.63%       0.25%      0.04%         0.92%
-----------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio                           1.00%       0.25%      0.04%         1.29%
-----------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
-----------------------------------------------------------------------------------------------------------
LSA Aggressive Growth Fund (7)                              0.95%        N/A       0.30%         1.25%
-----------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
-----------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund (8)                        0.46%       0.25%      0.05%         0.76%
-----------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund (8)                     0.76%       0.25%      0.18%         1.19%
-----------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value Fund (8)                          0.80%       0.25%      0.14%         1.19%
-----------------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund (8)                                  0.53%       0.25%      0.04%         0.82%
-----------------------------------------------------------------------------------------------------------

1. Figures shown in the Table are for the year ended December 31, 2001 (except as otherwise noted).

2. The Investment Manager had agreed to assume all operating expenses (except for 12b-1 fees) and to waive the compensation provided for in its Investment Management Agreement until such time as the Portfolio had $50 million of net assets or December 31, 2001, whichever occurred first. With these assumptions and expense waivers in effect, "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were 0.00%, 0.25%, 0.00% and 0.25%, respectively. The Investment Manager will not continue these expense waivers in 2002. Therefore, expenses in the above Table are estimated for 2002.

3. Effective May 1, 2002, the Short-Term Bond Portfolio changed its name to the Limited Duration Portfolio. For the period June 1, 2001 through December 31, 2001, the Investment Manager had agreed to waive its fee and reimburse operating expenses (except for 12b-1 fees) to the extent they exceeded 0.50% of daily net assets. With these expense waivers and reimbursements in effect, "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were 0.41%, 0.25%, 0.20% and 0.86%, respectively. "Other Expenses" do not include the effect of an expense offset of 0.06%. The Investment Manager will not continue these expense waivers in 2002. Therefore, expenses in the above Table are estimated for 2002.

4. "Total Portfolio Annual Expenses" listed in the table above reflect gross ratios prior to any voluntary waivers/ reimbursements of expenses by the adviser. For the year ended December 31, 2001, the management fee was reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolios' adviser to the extent "Total Portfolio Annual Expenses" exceed the following percentages: Emerging Markets Equity Portfolio 1.75%; Equity Growth Portfolio 0.85%; International Magnum Portfolio 1.15%; Mid Cap Growth Portfolio 1.05%; Mid Cap Value Portfolio 1.05%; U.S. Real Estate Portfolio 1.10%. The adviser may terminate this voluntary waiver at any time at its sole discretion. After such reductions, the "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were as follows:


                              Management  Rule 12b-1   Other     Total Annual
         Portfolio               Fees        Fees     Expenses   Fund Expenses
-------------------------------------------------------------------------------
Morgan Stanley UIF Emerging     0.98%        N/A       0.87%         1.85%
Markets Equity Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF Equity       0.49%        N/A       0.36%         0.85%
Growth Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF
International Magnum            0.62%        N/A       0.54%         1.16%
Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap      0.41%        N/A       0.64%         1.05%
Growth Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap      0.70%        N/A       0.35%         1.05%
Value Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real    0.75%        N/A       0.35%         1.10%
Estate Portfolio
-------------------------------------------------------------------------------



Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the adviser excludes from total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. Included in "Other Expenses" of the Emerging Markets Equity Portfolio and International Magnum Portfolio are 0.10% and 0.01% of such investment related expenses, respectively.

5. The Van Kampen LIT Emerging Growth Variable Sub-Account (Class II) that invests in the Van Kampen LIT Emerging Growth Fund (Class II shares or "12b-1 class") is available for all Contracts issued on or after May 17, 2001. Only owners of Contracts issued before May 17, 2001 may invest in the Van Kampen LIT Emerging Growth Variable Sub-Account (Class I) that invests in the non-12b-1 class of the Van Kampen LIT Emerging Growth Fund. For more information about the distribution or "12b-1 plan" for the Class II shares, please read the Fund's prospectus.

6. Effective May 1, 2002, the AIM V.I. Value Fund changed its name to the AIM V.I. Premier Equity Fund.

7. Figures shown are based on estimates for the current fiscal year. Under an expense limitation agreement ("Agreement"), the manager has agreed to reduce its fees or reimburse the Portfolio for expenses incurred above certain limits.
 Currently, this limit is set so that the Portfolio will not incur expenses (including interest, taxes, brokerage commissions and extraordinary expenses) that exceed the amount of its management fee plus 0.30% of its average daily net assets. Without these fee reductions or expense reimbursements, "Other Expenses" and "Total Portfolio Annual Expenses" for 2002 are expected to be
7.65% and 8.60%.   These reductions and reimbursements will remain in effect
until at least April 30, 2003. Under certain circumstances, the Agreement provides that, commencing June 1, 2002 and continuing for three years thereafter, the manager may recoup a certain amount of its fee reductions and reimbursements. The total amount of reimbursement, if any, paid in any year to the manager may not, however, cause "Total Portfolio Annual Expenses" to exceed the percentages listed in the table.

8. "Rule 12b-1 Fees" are restated to reflect an increase in Rule 12b-1 Fees effective April 30, 2001. Actual Rule 12b-1 Fees during the most recent fiscal year were 0.22%. See the Funds' prospectus for more information about Rule 12b-1 Fees payable under the Funds' distribution plan.

EXAMPLE 1
The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $1,000 in a Variable Sub-Account,

.. earned a 5% annual return on your investment,

.. surrendered your Contract or you began receiving income payments for a specified period of less than 120 months at the end of each time period, and

.. elected the Income and Death Benefit Combination Option 2.

.. elected the Enhanced Earnings Death Benefit Plus Option (assuming age of oldest Contract owner (or Annuitant, if the Contract owner is a non-natural person) is between 66 and 75 on the Rider Application Date.

The examples are based on the expenses shown in the Portfolio Annual Expenses table, which reflects certain waiver and reimbursement arrangements as explained in the footnotes to the table. The examples assume those arrangements remain in effect for the periods presented.

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.



Variable Sub-Account                                          1 Year          3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)
------------------------------------------------------------------------------------------------------------------------------
Aggressive Equity                                              $77               $140               $196                $371
------------------------------------------------------------------------------------------------------------------------------
Dividend Growth                                                $74               $131               $181                $344
------------------------------------------------------------------------------------------------------------------------------
Equity                                                         $74               $130               $179                $340
------------------------------------------------------------------------------------------------------------------------------
European Growth                                                $79               $145               $205                $388
------------------------------------------------------------------------------------------------------------------------------
Global Advantage                                               $76               $137               $191                $363
------------------------------------------------------------------------------------------------------------------------------
Global Dividend Growth                                         $77               $138               $194                $368
------------------------------------------------------------------------------------------------------------------------------
High Yield                                                     $75               $132               $183                $348
------------------------------------------------------------------------------------------------------------------------------
Income Builder                                                 $77               $139               $194                $369
------------------------------------------------------------------------------------------------------------------------------
Information                                                    $85               $163               $234                $441
------------------------------------------------------------------------------------------------------------------------------
Limited Duration                                               $75               $134               $186                $354
------------------------------------------------------------------------------------------------------------------------------
Money Market                                                   $74               $130               $179                $340
------------------------------------------------------------------------------------------------------------------------------
Pacific Growth                                                 $86               $166               $239                $450
------------------------------------------------------------------------------------------------------------------------------
Quality Income Plus                                            $74               $130               $180                $342
------------------------------------------------------------------------------------------------------------------------------
S&P 500 Index                                                  $73               $128               $177                $335
------------------------------------------------------------------------------------------------------------------------------
Strategist                                                     $74               $130               $180                $341
------------------------------------------------------------------------------------------------------------------------------
Utilities                                                      $75               $135               $187                $355
------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity                     $88               $170               $245                $462
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth                               $75               $134               $187                $354
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum                        $80               $147               $208                $394
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth                              $80               $149               $210                $399
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value                               $77               $140               $196                $372
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate                            $78               $142               $199                $377
------------------------------------------------------------------------------------------------------------------------------

Variable Sub-Account                                          1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock, Class II                              $77               $139               $194                $369
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth, Class I                        $74               $130               $179                $340
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth, Class II                       $76               $137               $192                $364
------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                  $75               $132               $184                $349
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                $75               $133               $185                $352
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity                                        $75               $132               $184                $349
------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUNDS (CLASS B SHARES)
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth                                                $77               $140               $197                $373
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income                                     $75               $135               $187                $355
------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth                                        $79               $146               $206                $390
------------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
------------------------------------------------------------------------------------------------------------------------------
LSA Aggressive Growth                                          $79               $145               $204                $386
------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income                                    $74               $130               $179                $340
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth                                 $78               $143               $201                $381
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value                                      $78               $143               $201                $381
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager                                              $74               $132               $182                $346
------------------------------------------------------------------------------------------------------------------------------

EXAMPLE 2

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY ON INCOME WITHDRAWN FROM THE CONTRACT.

Same assumptions as Example 1 above, except that you decided not to surrender your Contract, or you began receiving income payments (for at least 120 months if under an Income Plan with a specified period), at the end of each period.

Variable Sub-Account                                          1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)
------------------------------------------------------------------------------------------------------------------------------
Aggressive Equity                                              $35               $106               $179                $371
------------------------------------------------------------------------------------------------------------------------------
Dividend Growth                                                $32               $ 97               $164                $344
------------------------------------------------------------------------------------------------------------------------------
Equity                                                         $31               $ 96               $162                $340
------------------------------------------------------------------------------------------------------------------------------
European Growth                                                $37               $111               $188                $388
------------------------------------------------------------------------------------------------------------------------------
Global Advantage                                               $34               $103               $174                $363
------------------------------------------------------------------------------------------------------------------------------
Global Dividend Growth                                         $34               $104               $177                $368
------------------------------------------------------------------------------------------------------------------------------
High Yield                                                     $32               $ 98               $166                $348
------------------------------------------------------------------------------------------------------------------------------
Income Builder                                                 $34               $105               $177                $369
------------------------------------------------------------------------------------------------------------------------------
Information                                                    $43               $129               $217                $441
------------------------------------------------------------------------------------------------------------------------------
Limited Duration                                               $33               $100               $169                $354
------------------------------------------------------------------------------------------------------------------------------
Money Market                                                   $31               $ 96               $162                $340
------------------------------------------------------------------------------------------------------------------------------
Pacific Growth                                                 $44               $132               $222                $450
------------------------------------------------------------------------------------------------------------------------------
Quality Income Plus                                            $32               $ 96               $163                $342
------------------------------------------------------------------------------------------------------------------------------
S&P 500 Index                                                  $31               $ 94               $160                $335
------------------------------------------------------------------------------------------------------------------------------
Strategist                                                     $31               $ 96               $163                $341
------------------------------------------------------------------------------------------------------------------------------
Utilities                                                      $33               $101               $170                $355
------------------------------------------------------------------------------------------------------------------------------

Variable Sub-Account                                          1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity                     $45               $136               $228                $462
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth                               $33               $100               $170                $354
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum                        $37               $113               $191                $394
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth                              $38               $115               $193                $399
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value                               $35               $106               $179                $372
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate                            $35               $108               $182                $377
------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock, Class II                              $34               $105               $177                $369
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth Class I                         $31               $ 96               $162                $340
------------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth Class II                        $34               $103               $175                $364
------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                  $32               $ 98               $167                $349
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                $33               $ 99               $168                $352
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity                                        $32               $ 98               $167                $349
------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUNDS (CLASS B SHARES)
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth                                                $35               $106               $180                $373
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income                                     $33               $101               $170                $355
------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth                                        $37               $112               $189                $390
------------------------------------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
------------------------------------------------------------------------------------------------------------------------------
LSA Aggressive Growth                                          $36               $111               $187                $386
------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income                                    $31               $ 96               $162                $340
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth                                 $36               $109               $184                $381
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value                                      $36               $109               $184                $381
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager                                              $32               $ 98               $165                $346
------------------------------------------------------------------------------------------------------------------------------







PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF BOTH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION AND THE INCOME AND DEATH BENEFIT COMBINATION 2 WITH A MORTALITY AND EXPENSE RISK CHARGE OF 2.10%. IF ANY OR ALL OF THESE OPTIONS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. TO REFLECT THE CONTRACT MAINTENANCE CHARGE IN THE EXAMPLES, WE ESTIMATED AN EQUIVALENT PERCENTAGE CHARGE, BASED UPON AN ASSUMED AVERAGE CONTRACT SIZE OF $54,628.

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-Account has a separate value for its Accumulation Units we call the "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

Attached as Appendix B to this prospectus are tables showing the Accumulation Unit Values through September 30, 2002 for each Variable Sub-Account since the date we first offered the Contracts. To obtain additional detail on each of the Variable Sub-Account's financial statements, please refer to the Variable Account's financial statements contained in the Statement of Additional Information. The financial statements of Allstate Life also appear in the Statement of Additional Information.

Prior to January 1, 2003, the Contracts were issued by Northbrook Life Insurance Company ("Northbrook") through Northbrook Variable Annuity Account II. As a result of the merger of Northbrook into Allstate Life, including the merger of Northbrook Variable Annuity Account II into the Variable Account, described under "More Information," below, the Contracts are now issued by Allstate Life through the Variable Account. For more information, see the Statement of Additional Information, which contains the financial statements of Northbrook Variable Annuity Account II, Northbrook Variable Annuity Account I (another Northbrook separate account that merged into the Variable Account), and pro forma statements of net assets showing the effect of the merger of Northbrook Variable Annuity Account II and Northbrook Variable Annuity Account I into the Variable Account.


THE CONTRACT
--------------------------------------------------------------------------------


CONTRACT OWNER
The Variable Annuity 3 is a contract between you, the Contract owner, and Allstate Life, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan you want to use to receive retirement income,

.. the owner, while the Annuitant is alive,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

.. any other rights that the Contract provides.

If you die, any surviving Contract owner or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-natural person and a natural person. If the Contract owner is a Grantor Trust, the Contract owner will be considered a non-living person for purposes of this section and the Death Benefits section. The age of the oldest Contract Owner and Annuitant cannot exceed 90 as of the date we receive the completed application or request to select a new Contract owner.

Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.

You can use the Contract with or without a qualified plan. A "qualified plan" is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract used with a qualified plan. See "Tax Qualified Contracts" on page __.


ANNUITANT
The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). The Annuitant must be a natural person. The age of the oldest
 Annuitant cannot exceed 90 as of the date we receive the completed application.

You initially designate an Annuitant in your application. If the Contract owner is a natural person, you may change the Annuitant at any time prior to the Payout Start Date. Once we receive your change request, any change will be effective at the time you sign the written notice. We are not liable for any payment we make or other action we take before receiving any written request from you. Before the Payout Start Date, you may designate a joint Annuitant, who is a second person on whose life income payments depend. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be the youngest Contract owner, otherwise, the youngest Beneficiary, unless the Contract owner names a different Annuitant.


BENEFICIARY
The Beneficiary is the person who may, in accordance with the terms of the Contract, elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may also name one or more contingent Beneficiaries who will receive any death benefit or guaranteed income benefit if there are no surviving primary Beneficiaries upon the death of the sole surviving Contract owner. You may change or add Beneficiaries at any time by writing to us, unless you have designated an irrevocable Beneficiary. We will provide a "Change of Beneficiary" form to be signed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly.

If you did not name a Beneficiary or, if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

.. your spouse, if he or she is still alive, otherwise

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If more than one Beneficiary survives you, (or the Annuitant, if the Contract owner is not a natural person) we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.


MODIFICATION OF THE CONTRACT
Only an Allstate Life officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
No owner has a right to assign any interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH YOUR ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


PURCHASES
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $1,000. We may increase or decrease this minimum in the future. You may make additional purchase payments of at least $100 at any time prior to the Payout Start Date. We reserve the right to lower the minimum and limit the maximum amount of purchase payments we will accept. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of at least $25 by automatically transferring amounts from your bank account or your Morgan Stanley Active Assets/TM/ Account. Please consult your Morgan Stanley Financial Advisor for details.


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percentages that total 100% or in whole dollars. The minimum you may allocate to any investment alternative is $100. The minimum amount that you may allocate to the Guarantee Periods is $500. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our headquarters. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract on the business day that we receive the purchase payment at our headquarters.

We use the term "BUSINESS DAY" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." If we receive your purchase payment after 3 p.m. Central Time on any Valuation

Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


RIGHT TO CANCEL
You may cancel the Contract within the Cancellation Period, which is the 20-day period after you receive the Contract or such longer period as your state may require. If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account Options. We also will return your purchase payments allocated to the Variable Account after an adjustment, to the extent state or federal law permits, to reflect the investment gain or loss, including the deduction of mortality and expense risk charges and administrative expense charges, that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you. If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.






CONTRACT VALUE
--------------------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

.. changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

.. the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges, and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a second set of Accumulation Unit Values that reflect the cost of each optional benefit, or available combination thereof, offered under the Contract.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.






INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

You may allocate your purchase payments to up to 35 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including the investment objective(s), expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

PORTFOLIO:              EACH PORTFOLIO SEEKS:          INVESTMENT ADVISOR:
-------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y)
-------------------------------------------------------------------------------
Aggressive Equity       Capital Growth
 Portfolio



-------------------------------------------------------
Dividend Growth         Reasonable current income and
 Portfolio               long-term growth of income
                         and capital
-------------------------------------------------------
Equity Portfolio        Growth of capital and, as a
                         secondary objective, income
                         when consistent with its
                         primary objective.
-------------------------------------------------------
European Growth         To maximize the capital
 Portfolio               appreciaiton on its
                         investments
-------------------------------------------------------
Global Advantage        Long-term capital growth
 Portfolio                                             MORGAN STANLEY
-------------------------------------------------------INVESTMENT ADVISORS,
Global Dividend Growth  Reasonable current income and  INC.
 Portfolio               long-term growth of income
                         and capital
-------------------------------------------------------
High Yield Portfolio    High current income and, as a
                         secondary objective, capital
                         appreciation when consistent
                         with its primary objective
-------------------------------------------------------
Income Builder          Reasonable income and, as a
 Portfolio               secondary objective, growth
                         of capital
-------------------------------------------------------
Information Portfolio   Long-term capital
                         appreciation
-------------------------------------------------------
Limited Duration        High current income
 Portfolio               consistent with preservation
                         of capital
-------------------------------------------------------
Money Market Portfolio  High current income,
                         preservation of capital, and
                         liquidity
-------------------------------------------------------
Pacific Growth          To maximize the capital        ------------------------
 Portfolio               appreciation on its
                         investments
-------------------------------------------------------
Quality Income Plus     High current income and, as a
 Portfolio               secondary objective, capital
                         appreciation when consistent
                         with its primary objective
-------------------------------------------------------
S&P 500 Index           Investment results that,
 Portfolio               before expenses, correspond
                         to the total return of the
                         Standard and Poor's 500
                         Composite Stock Price Index
-------------------------------------------------------
Strategist Portfolio    High total investment return
-------------------------------------------------------
Utilities Portfolio     Capital appreciation and
                         current income
-------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
-------------------------------------------------------------------------------
Morgan Stanley UIF      Long-term capital apreciation
 Emerging Markets
 Equity Portfolio
-------------------------------------------------------------------------------
Morgan Stanley UIF      Long-term capital              MORGAN STANLEY
 Equity  Growth          appreciation                  INVESTMENT MANAGEMENT
 Portfolio                                             INC.

-------------------------------------------------------------------------------
Morgan Stanley UIF      Long-term capital
 International Magnum    appreciation
 Portfolio
-------------------------------------------------------
Morgan Stanley UIF Mid  Long-term capital growth
 Cap Growth Portfolio                                  ------------------------
-------------------------------------------------------
Morgan Stanley UIF      Above-average current income
 U.S. Real Estate        and long-term capital
 Portfolio               appreciation
-------------------------------------------------------------------------------
Morgan Stanley UIF Mid  Above-average total return     MORGAN STANLEY
 Cap Value Portfolio     over a market cycle of three  INVESTMENTS, L.P.
                         to five years
-------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
-------------------------------------------------------------------------------
Van Kampen LIT          Capital growth and income
 Comstock Portfolio,
 Class II
-------------------------------------------------------
Van Kampen LIT          Capital appreciation           VAN KAMPEN ASSET
 Emerging Growth                                       MANAGEMENT INC.
 Portfolio, Class I
-------------------------------------------------------
Van Kampen LIT          Capital appreciation
 Emerging Growth
 Portfolio, Class II
-------------------------------------------------------------------------------
AIM Variable Insurance Funds*
-------------------------------------------------------------------------------
AIM V.I. Capital        Growth of capital
 Appreciation Fund -
 Series I
-------------------------------------------------------A I M ADVISORS, INC.
AIM V.I. Growth Fund -  Growth of capital
 Series I
-------------------------------------------------------
AIM V.I. Premier        Long-term growth of capital.
 Equity Fund - Series    Income is a secondary         ------------------------
 I                       objective
-------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND
-------------------------------------------------------------------------------
Alliance Growth         Long-term growth of capital.
 Portfolio - Class B     Current income is incidental
                         to the Portfolio's objective
-------------------------------------------------------ALLIANCE CAPITAL
Alliance Growth and     Reasonable current income and  MANAGEMENT, L.P.
 Income Portfolio -      reasonable opportunity for
 Class B                 appreciation
-------------------------------------------------------
Alliance Premier        Growth of capital by pursuing
 Growth Portfolio -      aggressive investment         ------------------------
 Class B                 policies
-------------------------------------------------------
LSA VARIABLE SERIES
TRUST
-------------------------------------------------------------------------------
LSA Aggressive Growth   Long-term capital growth       LSA ASSET MANAGEMENT LLC
 Fund**
-------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST
-------------------------------------------------------------------------------
Putnam VT Growth and    Capital growth and current
 Income Fund - Class     income
 IB
-------------------------------------------------------PUTNAM INVESTMENT
Putnam VT               Capital appreciation           MANAGEMENT, LLC
 International Growth
 Fund - Class IB
-------------------------------------------------------
Putnam VT Small Cap     Capital appreciation
 Value Fund - Class IB
-------------------------------------------------------------------------------
Putnam VT Voyager Fund  Capital appreciation
 - Class IB
-------------------------------------------------------

*A Portfolio's investment objective may be changed by the Fund's Board of Trustees without shareholder approval.

** Sub-advised by Van Kampen Asset Management Inc.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.


INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account Options. We currently offer the Standard Fixed Account Option. We also currently offer the 6 and 12 month Dollar Cost Averaging options described below. The Basic Dollar Cost Averaging Option is currently not available, but we may offer it in the future. Please consult with your Morgan Stanley Financial Advisor for current information.

The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets in the Fixed Accounts subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS
BASIC DOLLAR COST AVERAGING OPTION. The Basic Dollar Cost Averaging Option is closed to new purchase payments, including automatic additions. In the future, we may offer the Basic Dollar Cost Averaging Option. Under this option, you may establish a Dollar Cost Averaging Program, as described on page 21, by allocating purchase payments to the Basic Dollar Cost Averaging Option. Purchase payments that you allocate to the Basic Dollar Cost Averaging Option will earn interest for a 1 year period at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation. Rates may be different than those available for the Guarantee Periods described below. After the one year period, we will declare a renewal rate which we guarantee for a full year. Subsequent renewal dates will be every twelve months for each purchase payment. Renewal rates will not be less than the minimum guaranteed rate found in the Contract.

You may not transfer funds from other investment alternatives to the Basic Dollar Cost Averaging Option.

6 AND 12 MONTH DOLLAR COST AVERAGING OPTIONS. Under these options, you may establish a Dollar Cost Averaging Program by allocating purchase payments to the Fixed Account either for 6 months (the "6 Month Dollar Cost Averaging Option") or for 12 months (the "12 Month Dollar Cost Averaging Option"). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. Rates may differ from those available for the Guarantee Periods described below. However, the crediting rates for the 6 and 12 Month Dollar Cost Averaging Options will never be less than the minimum guaranteed.

You must transfer all of your money out of the 6 or 12 Month Dollar Cost Averaging Options to the Variable Sub-Accounts in equal monthly installments. If we do not receive an allocation from you within one month of the date of payment, the payment plus associated interest will be transferred to the Money Market Variable Sub-Account in substantially equal monthly installments using the longest transfer period being offered at the time the purchase payment is made. If you discontinue a 6 or 12 Month Dollar Cost Averaging Option prior to last scheduled transfer, we will transfer any remaining money immediately to the Money Market Variable Sub-Account, unless you request a different Variable Sub-Account.

 At the end of the transfer period, any residual amount in the Six-Month Dollar Cost Averaging Fixed Account or the Twelve-Month Dollar Cost Averaging Fixed Account will be automatically transferred to the Money Market Variable Sub-Account. For each purchase payment, the first transfer from the Six or Twelve-Month Dollar Cost Averaging Fixed Account will begin within 30 days after the date we receive the payment. If we do not receive an allocation instruction from you within 30 days of when we receive payment, the purchase payment plus associated interest will be transferred to the Money Market Variable Sub-Account in equal monthly installments within the selected transfer period until we receive a different allocation instruction.

You may not transfer funds from other investment alternatives to the 6 or 12 Month Dollar Cost Averaging Options.

Transfers out of the Dollar Cost Averaging Fixed Account Options do not count towards the 12 transfers you can make without paying a transfer fee.

We may declare more than one interest rate for different monies based upon the date of allocation to the Dollar Cost Averaging Fixed Account Options.


STANDARD FIXED ACCOUNT OPTION
You may allocate purchase payments or transfers to one or more Guarantee Periods of the Standard Fixed Account Option. Each payment or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. We currently offer a 6 year Guarantee Period. We offer additional Guarantee Periods at our sole discretion.

INTEREST RATES. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. WE DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE. For availability and current interest rate information, please contact your financial adivsor or Allstate Life at 1-800-654-2397. The interest rate will never be less than the minimum guaranteed rate stated in the Contract.

After the Guarantee Period, we will declare a renewal rate. Subsequent renewal dates will be on anniversaries of the first renewal date. On or about each renewal date, we will notify the owner of the interest rate(s) for the Contract Year then starting.

INVESTMENT ALTERNATIVES: TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer the Contract Value among the investment alternatives. You may not transfer Contract Value into any of the Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provide or by telephone according to the procedure described below. The minimum amount that you may transfer is $100 or the total amount in the investment alternative, whichever is less. Transfers to any Guarantee Period of the Standard Fixed Account Option must be at least $500. We currently do not assess, but reserve the right to assess, a $25 charge on each transfer in excess of 12 per Contract Year. We will notify you at least 30 days before we begin imposing the transfer charge. We treat transfers to or from more than one Portfolio on the same day as one transfer.

We limit the amount you may transfer from the Standard Fixed Account Option to the Variable Account or between Guarantee Periods of the Standard Fixed Account Option in any Contract Year to the greater of:

1. 25% of the aggregate value in the Standard Fixed Account Option as of the most recent Contract Anniversary (if the amount is less than $1,000, then up to $1,000 may be transferred); or

2. 25% of the sum of all purchase payments and transfers allocated to the Standard Fixed Account Option as of the most recent Contract Anniversary.

These restrictions do not apply to transfers pursuant to dollar cost averaging. If the first renewal interest rate is less than the rate that was in effect at the time money was allocated or transferred to the Standard Fixed Account Option, we will waive the transfer restriction for that money and the accumulated interest thereon during the 60-day period following the first renewal date.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests received after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.


LIMITATIONS ON EXCESSIVE TRANSFERS
We reserve the right to limit transfers among the Variable Sub-Accounts if we determine, in our sole discretion, that transfers by one or more Contract owners would be to the disadvantage of other Contract owners. We may limit transfers by taking such steps as:

.. imposing a minimum time period between each transfer,

.. refusing to accept transfer requests of an agent acting under a power of attorney on behalf of more than one Contract owner, or

.. limiting the dollar amount that a Contract owner may transfer among the Variable Sub-Accounts and the Fixed Account Options at any one time.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable amount income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed amount income payments. You may not, however, convert any portion of your right to receive fixed amount income payments into variable amount income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase fixed amount income payments. Your transfers must be at least 6 months apart.


TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-654-2397 if you have on file a completed authorization form. The cut off time for telephone transfer requests is 3:00 p.m. Central Time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a set amount every month (or other intervals we may offer) during the Accumulation Phase from any Variable Sub-Account or the Dollar Cost Averaging Fixed Account Options to any Variable Sub-Account. Transfers made through dollar cost averaging must be $100 or more.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for information on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account each quarter (or other intervals that we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your requests. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

  Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the High Yield Variable Sub-Account and 60% to be in the Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the High Yield Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the High Yield Variable Sub-Account and use the money to buy more units in the Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.


EXPENSES
--------------------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $35 contract maintenance charge from your Contract Value. The charge will be deducted from each Variable Sub-Account in the proportion that your investment in each bears to your Contract Value. We also will deduct a full contract maintenance charge if you withdraw your entire Contract Value. During the Payout Phase, we will deduct the charge proportionately from each variable income payment. We will waive the charge for the remaining time your contract is in force if the Contract Value is $40,000 or more on or after the Issue Date.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We cannot increase the charge.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at an annual rate of 1.25% of the average daily net assets you have invested in the Variable Sub-Accounts (1.38% if you select the Performance Death Benefit Option, 1.49% if you select the Death Benefit Combination Option, 1.55% if you select the Income Benefit Combination Option 2, 1.68% if you select the Income and

Performance Death Benefit Option (Washington only) and 1.75% if you select the Income and Death Benefit Combination Option 2). The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Performance Death Benefit Option, the Death Benefit Combination Option, the Income Benefit Combination Option 2, Income and Performance Death Benefit Option and the Income and Death Benefit Combination Option 2 to compensate us for the additional risk that we accept by providing these Options

If you select the Enhanced Earnings Death Benefit Plus Option, the mortality and expense risk charge will include an additional 0.15% for the option if, on the Rider Application Date, the oldest Contract owner ( or Annuitant if the Contract owner is a non-natural person) is age 55 or younger, and an additional 0.25% if on the Rider Application Date, the oldest Owner (or Annuitant if the Contract owner is a non-natural person) is between the ages of 56 and 65, and an additional 0.35% if, on the Rider Application Date, the oldest Contract owner (or Annuitant if the Contract owner is a non-natural person) is between the ages of 66 and 75. We charge the additional fees for the Enhanced Earnings Death Benefit Plus Option to compensate us for the additional risk that we accept by providing the option.

We will not increase the mortality and expense risk charge for the life of the Contract. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.


ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We will not increase the administrative expense charge for the life of the Contract. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.


TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $25 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.


WITHDRAWAL CHARGE
We may assess a withdrawal charge of up to 6% of the purchase payment(s) you withdraw. This charge declines to 0% after the expiration of 6 years from the day we receive the purchase payment being withdrawn. A schedule showing how the withdrawal charge declines over the 6-year period is shown on page 7. During each Contract Year, you can withdraw all remaining purchase payments beyond the withdrawal charge period or up to 15% of the aggregate amount of your purchase payments as of the beginning of the Contract Year, whichever is greater, without paying the charge. Unused portions of this Free Withdrawal Amount are not carried forward to future Contract Years.

We will deduct withdrawal charges, if applicable, from the amount paid, unless you instruct otherwise. For purposes of the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first and then from earnings. Therefore, additional purchase payments may reduce your ability to withdraw earnings without incurring a withdrawal charge. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

.. on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

.. the death of the Contract owner or Annuitant (unless the Settlement Value is used); and

.. withdrawals taken to satisfy IRS minimum distribution rules for the Contract.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender.

Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. At our discretion, we may discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range form 0% to 4%, depending on the state.

At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract owner's value in the investment alternative bears to the total Contract Value.


DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES
We are not currently making a provision for such taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the "Taxes" section.


OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see pages ___ and ___above. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative services we provide to the Portfolios.


ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page 25.

You can withdraw money from the Variable Account and/ or the Fixed Account Options. The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our headquarters, less any withdrawal charges, contract maintenance charges, income tax withholding, and any premium taxes. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges and taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

You have the opportunity to name the investment alternative(s) from which you are taking the withdrawal. If none are named, then we will withdraw the amount proportionately from the investment alternatives according to the value of your investments therein. In general, you must withdraw at least $500 at a time. You may also withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

The total amount paid at surrender may be more or less than the total purchase payments due to prior withdrawals, any deductions, and investment performance.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the withdrawal request to the date we make the payment or transfer.


SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $100. We will deposit systematic withdrawal payments into the Contract owner's bank account or Morgan Stanley Account. Please consult with your Morgan Stanley Financial Advisor for details.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. Please consult your tax advisor before taking any withdrawal.

We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE
If the amount you withdraw reduces your Contract Value to less than $500, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract.
 Before terminating any Contract whose value has been reduced by withdrawals to less than $500, we would inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Contract's value to the contractual minimum of $500. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawals and other charges and applicable taxes.


INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
The Payout Start Date is the day that we apply your Contract Value to an Income Plan. The Payout Start Date must be no later than:

.. the Annuitant's 90th Birthday, or

.. the 10th Contract Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An "Income Plan" is a series of scheduled payments to you or someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years unless changed by the Contract owner. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

.. fixed amount income payments;

.. variable amount income payments; or

.. a combination of the two.

The three Income Plans are:

INCOME PLAN 1 - LIFE INCOME WITH PAYMENTS GUARANTEED FOR 120 MONTHS. Under this plan, we make monthly income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the 120 months guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -JOINT AND SURVIVOR LIFE INCOME. Under this plan, we make periodic income payments for as long as either the Annuitant or the joint Annuitant is alive. No income payments will be made after the death of both the Annuitant and the joint Annuitant.

INCOME PLAN 3 - GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. A withdrawal charge may apply if the specified period is less than 10 years. We will deduct the mortality and expense risk charge from the assets of the Variable Account supporting this Income Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guaranteed periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

We deduct applicable premium taxes from the contract value at the Payout Start Date. We may make other Income Plans available including ones that you and we agree upon. You may obtain information about them by writing or calling us.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is still alive before we make each payment. Please note that under these Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply.

You may apply your Contract Value to an Income Plan. If you elected the Income Benefit Combination Option 2 or the Income and Death Benefit Combination Option 2 you may be able to apply an amount greater than your Contract Value to an Income Plan. You must apply at least the Contract Value in the Fixed Account Options on the Payout Start Date to fixed amount income payments. If you wish to apply any portion of your Fixed Account Options balance to provide variable amount income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable amount income payments, we will apply your Contract Value in the Variable Account to variable amount income payments and your Contract Value in the Fixed Account Options to fixed amount income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

.. terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

.. we may reduce the frequency of your payments so that each payment will be at least $20.


VARIABLE AMOUNT INCOME PAYMENTS
The amount of your variable amount income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable amount income payments. Your variable amount income payments may be more or less than your total purchase payments because (a) variable amount income payments vary with the investment results of the underlying Portfolios, and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable amount income payments will decrease. The dollar amount of your variable amount income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable amount income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable amount income payments.


FIXED AMOUNT INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed amount income payments by:

1. deducting any applicable premium tax; and

2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed amount income payments for a period of up to 6 months or such shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.




INCOME BENEFIT COMBINATION OPTION 2
You have the option to add Income Benefit Combination Option 2 to your Contract. Please note that once you have selected an optional income benefit your ability to select a different option may be limited. Please consult with your Financial Advisor concerning any such limitations before selecting any option. Further, if you select another option, the benefits under the new option on the date we issue the new option will equal the Contract Value. You will not retain or transfer the benefits of the earlier option. Please consult with your Financial Advisor concerning the effect of selecting a different option before doing so. We may discontinue offering these options at any time. This Option guarantees that the amount you apply to an Income Plan will not be less than the income base ("Income Base") (which is the greater of Income Base A or Income Base B), described below. We also refer to this as the "Best of the Best Income Benefit".

ELIGIBILITY. If you select the Income Benefit Combination Option 2, the highest age of any Contract owner and Annuitant as of the date we receive the completed application or the date we receive the written request to add the rider, whichever is later, cannot exceed age 75. To qualify for this benefit, you must meet the following conditions as of the Payout Start Date:

.. You must elect a payout Start Date that is on or after the 10th anniversary of the date we issued the rider for this Option (the "Rider Date");

.. The Payout Start Date must occur during the 30 day period following a Contract
  Anniversary; and

.. You must apply the Income Base to fixed income payments or variable income payments as we may permit from time to time. Currently, you must elect to receive fixed income payments, which will be calculated using the appropriate Guaranteed Income Payments Table provided in your Contract; and

.. The Income Plan you have selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

  1. 10 years, if the youngest Annuitant's age is 80 or less on the date the amount is applied; or

  2. 5 years, if the youngest Annuitant's age is greater than 80 on the date the amount is applied.

If your current Contract Value is higher than the value calculated under Income Benefit Combination Option 2, you can apply the Contract Value to any Income Plan. The Income Benefit Combination Option 2 may not be available in all states.


INCOME BASE
The Income Base is the greater of Income Base A or Income Base B.

The Income Base is used solely for the purpose of calculating the guaranteed income benefit under this Option ("guaranteed income benefit") and does not provide a Contract Value or guarantee performance of any investment option.

INCOME BASE A. On the Rider Date, Income Base A is equal to the Contract Value. After the Rider Date, we recalculate Income Base A as follows on the Contract Anniversary and when a purchase payment or withdrawal is made. For purchase payments, Income Base A is equal to the most recently calculated Income Base A plus the purchase payment. For withdrawals, Income Base A is equal to the most recently calculated Income Base A reduced by a withdrawal adjustment (described below). On each Contract Anniversary, Income Base A is equal to the greater of the Contract Value or the most recently calculated Income Base A.

In the absence of any withdrawals or purchase payments, Income Base A will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values between the Rider Date and the Payout Start Date.

We will recalculate Income Base A as described above until the first Contract Anniversary after the 85th birthday of the oldest Contract owner or Annuitant (if the Contract owner is not a natural person). After age 85, we will only recalculate Income Base A to reflect additional purchase payments and withdrawals.

INCOME BASE B. On the Rider Date, Income Base B is equal to the Contract Value. After the Rider Date, Income Base B plus any subsequent purchase payments and less a withdrawal adjustment (described below) for any subsequent withdrawals will accumulate daily at a rate equivalent to 5% per year until the first Contract Anniversary after the 85th birthday of the oldest Contract owner or Annuitant (if the Contract owner is not a natural person).

WITHDRAWAL ADJUSTMENT. The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3) where:

1) = the withdrawal amount

2) = the Contract Value immediately prior to the withdrawal, and

3) = the most recently calculated Income Base

The guaranteed income benefit amount is determined by applying the Income Base less any applicable taxes to the guaranteed rates for the Income Plan you elect. The Income Plan you elect must satisfy the conditions described above.

You may also elect the Income and Death Benefit Combination Option 2 which combines the features of the Income Benefit Combination Option 2 with the features of the Death Benefit Combination Option (described below).


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.


DEATH BENEFITS
--------------------------------------------------------------------------------

We will pay a death benefit if, prior to the Payout Start Date, any Contract owner (or Annuitant, if the Contract owner is a non-natural person) dies.

We will pay the death benefit to the new Contract owner ("New Owner") who is determined immediately after the death. The new Contract owner would be the surviving Contract owner(s) or, if none, the Beneficiary(ies).

A request for payment of the death benefit must include "DUE PROOF OF DEATH." We will accept the following documentation as Due Proof of Death:

.. a certified copy of a death certificate,

.. a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

.. any other proof acceptable to us.


DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, if we receive a complete request for payment of the death benefit within 180 days of the date of death, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments made less any withdrawals, and less any amounts deducted in connection with partial withdrawals (including any withdrawal charges or applicable premium taxes), or

3. the Contract Value on the most recent DEATH BENEFIT ANNIVERSARY prior to the date we determine the death benefit, plus any purchase payments and less any withdrawals, and less any amounts deducted in connection with any partial withdrawals since that Death Benefit Anniversary.

If we do not receive a complete request for payment of the death benefit within 180 days of the date of death, the death benefit is equal to the Contract Value.
 We reserve the right to waive the 180 day limit on a non-discriminatory basis.

A "Death Benefit Anniversary" is every 6th Contract Anniversary beginning with the 6th Contract Anniversary. For example, the 6th, 12th and 18th Contract Anniversaries are the first three Death Benefit Anniversaries.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3:00 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.


DEATH BENEFIT OPTIONS
The Performance Death Benefit Option, Death Benefit Combination Option and Income and Death Benefit Combination Option 2 are optional benefits that you may elect. Please note, once you have selected an optional income or death benefit (each an "option"), your ability to select a different option may be limited. Please consult with your financial advisor concerning any such limitations before selecting any option. Further, if you select another option, the benefit(s) under the new option on the date we issue the new option will equal the Contract Value. You will not retain or transfer the benefits of the earlier option. Please consult with your Financial Advisor concerning the effect of selecting a different option before doing so. We may discontinue offering these options at any time. We may discontinue the offering of these options at any time.

If the Contract owner is a natural person, these death benefit options apply only on the death of the Contract owner. If the Contract owner is not a natural person, these options apply only on the death of the Annuitant. For Contracts with a death benefit option, the death benefit will be the greater of (1) through (3) above, or (4) the death benefit option you selected. If we do not receive a complete request for settlement of the death benefit within 180 days of the date of death, the death benefit option will not apply and the death benefit will be equal to the Contract Value as of the date we determine the death benefit. The death benefit options may not be available in all states.

PERFORMANCE DEATH BENEFIT OPTION. The Performance Death Benefit on the date we issue the rider for this option ("Rider Date") is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Death Benefit to equal the greater of your Contract Value on that date, or the most recently calculated Performance Death Benefit.

We also will recalculate your Performance Death Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the Performance Death Benefit dollar-for-dollar. Withdrawals will reduce the Performance Death Benefit by an amount equal to: (i) the Performance Death Benefit immediately before the withdrawal, multiplied by
(ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal.

In the absence of any withdrawals or purchase payments, the Performance Death Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or before the date we calculate the death benefit.

We will recalculate the Performance Death Benefit as described above until the oldest Contract owner (the Annuitant, if the owner is not a natural person), attains age 85. After age 85, we will recalculate the Performance Death Benefit only to reflect additional purchase payments and withdrawals.

If you select the Performance Death Benefit Option, the highest age of any Contract owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 80.

DEATH BENEFIT COMBINATION OPTION. If you select the Death Benefit Combination Option, the death benefit payable will be the greater of the death benefits provided by Death Benefit A or Death Benefit B. Death Benefit B is the Performance Death Benefit Option described above. Death Benefit A is only available through the Death Benefit Combination options. We sometimes refer to the Death Benefit Combination Option as the "Best of the Best" death benefit option.

DEATH BENEFIT A. Death Benefit A on the date we issue the rider for this option ("Rider Date") is equal to the

Contract Value. On the first Contract Anniversary after the Rider Date, Death Benefit A is equal to the Contract Value on the Rider Date plus interest which will accumulate at an annual rate of 5% per year for the portion of the year since the Rider Date. On each subsequent Contract Anniversary, we will multiply Death Benefit A as of the prior Contract Anniversary by 1.05. This results in an increase of 5% annually.

We will recalculate Death Benefit A as described above, but not beyond the Contract Anniversary preceding the oldest Contract owner's (the Annuitant, if the owner is not a natural person), 85th birthday. For all ages, we will recalculate Death Benefit A on each Contract Anniversary, or upon receipt of a death claim, as follows:

.. We will reduce the Death Benefit A by a withdrawal adjustment (as described above under Performance Death Benefit Option) for any withdrawals since the prior Contract Anniversary; and

.. We will increase Death Benefit A by any additional purchase payments since the prior Contract Anniversary.

If you select the Death Benefit Combination Option, the highest age of any Contract owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 80.

INCOME AND DEATH BENEFIT COMBINATION OPTION 2. You may also elect the Income and Death Benefit Combination Option 2 which combines the features of the Income Benefit Combination (described on page __ ) with the features of the Death Benefit Combination Option. We sometimes refer to this as the "Best of the Best Income and Death Benefit Combo".

If you select the Income and Death Benefit Combination Option 2, the highest age of any Contract owner and Annuitant as of the date we receive the completed application, or the date we receive the written request to add the rider, whichever is later, cannot exceed age 75.

The Income and Death Benefit Combination Option 2 is not available in the state of Washington. On or about July 1, 2002, in the state of Washington only, we will offer the Income and Performance Death Benefit Combination Option which combines the features of the Income Benefit Combination Option 2 with the features of the Performance Death Benefit Option. The mortality and expense risk charge for the Income and Death Benefit Combination Option is an additional 0.43% which reflects an additional 0.30% for the Income Benefit Combination portion and 0.13% for the Performance Death Benefit portion.

If you select the Income and Performance Death Benefit Combination Option, the highest age of any owner and Annuitant as of the date we receive the completed application, or the date we receive a written request to add the rider, whichever is later, cannot exceed age 75.



ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION You may elect the Enhanced Earnings Death Benefit Plus Option alone or together with any other death and/or income benefit option offered under the Contract. If the oldest Contract owner (or Annuitant if the Contract owner is a non-natural person) is age 75 or younger as of the Rider Application Date, you may elect the Enhanced Earnings Death Benefit Plus Option. The Enhanced Earnings Death Benefit Plus Option may not be available in all states. We may discontinue offering this option at any time.
 The Enhanced Earnings Death Benefit Plus Option and the charge for this option will terminate upon the change of Contract owner (or Annuitant if the Contract owner is a non-natural person) for reasons other than death. Under the Enhanced Earnings Death Benefit Plus Option, if the oldest Contract owner (or Annuitant if the Contract owner is a non-natural person) is age 55 or younger on the Rider Application Date, the death benefit is increased by

.. the lesser of 100% of In-Force Premium, excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the date of death of the Contract owner (or Annuitant if the Contract owner is a non-natural person) or 50% of In-Force Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-natural person) is between the ages of 56 and 65 on the date we receive the completed application or the date we receive the written request to add this option, whichever is later, the death benefit is increased by:

.. the lesser of 80% of In-Force Premium, excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the date of death of the Contract owner ( or Annutitant if the Contract owner is a non-natural person) or 40% of In-Force Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-natural person) is between the ages of 66 and 75 on the date we receive the completed application or the date we receive the written request to add this option, whichever is later, the death benefit is increased by:

.. the lesser of 50% of In-Force Premium, excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the date of death of the Contract owner (or Annuitant if the Contract owner is a non-natural person) or 25% of In-Force Earnings.

For purpose of calculating the Enhanced Earnings Death Benefit Plus, the following definitions apply:

  In-Force Premium equals the Contract Value on the date the Enhanced Earnings Death Benefit Plus Option is made part of your Contract ("Rider Date") plus all purchase payments made after the Rider Date less the sum of all Excess-of-Earnings Withdrawals after the Rider Date. If the Rider Date is the same as the Issue Date, then the Contract Value on the Rider Date is equal to your initial purchase payment.

  In-Force Earnings equal the Contract Value minus the In-Force Premium. The In-Force Earnings amount will never be less than zero.

  An Excess-of-Earnings Withdrawal is the amount of a withdrawal in excess of the In-Force Earnings in the Contract immediately prior to the withdrawal.

We will calculate the Enhanced Earnings Death Benefit Option as of the date we receive Due Proof of Death. We will pay the Enhanced Earnings Death Benefit Plus with the death benefit as described under "Death Benefit Payments" below.

The value of the Enhanced Earnings Death Benefit Plus largely depends on the amount of earnings that accumulate under your Contract. If you expect to withdraw the earnings from your Contract Value, electing the Enhanced Earnings Death Benefit Plus Option may not be appropriate. For purposes of calculating the Enhanced Earnings Death Benefit Plus, earnings are considered to be withdrawn first before purchase payments. Your Financial Advisor can help you decide if the Enhanced Earnings Death Benefit Plus Option is right for you.

For examples of how the death benefit is calculated under the Enhanced Earnings Death Benefit Plus Option, see Appendix A.




DEATH BENEFIT PAYMENTS
If the New Owner is your spouse, the New Owner may:

1. elect to receive the death benefit in a lump sum, or

2. elect to apply the death benefit to an Income Plan. Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

.. the life of the New Owner;

.. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the New Owner; or

.. over the life of the New Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the New Owner.

If your spouse does not elect one of the options above, the Contract will continue in the Accumulation Phase as if the death had not occurred. If the contract is continued in the Accumulation Phase, the following restrictions apply:

  On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the complete request for settlement of the death benefit after 3:00 p.m. Central Time). Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Date during which we receive the complete request for settlement of the death benefit except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Money Market Variable Sub-Account. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

   (i) transfer all or a portion of the excess among the Variable Sub-Accounts;

   (ii) transfer all or a portion of the excess into the Standard Fixed Account and begin a new Guarantee Period; or

   (iii) transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Standard Fixed Account.

  Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

The surviving spouse may make a single withdrawal of any amount within one year of the date of your death without incurring a withdrawal charge.

If you elected the Enhanced Earnings Death Benefit Plus Option, and your spouse continues the Contract as described above, the Enhanced Earnings Death Benefit Plus Option and the daily charge for this Option will terminate if your spouse is over age 75 on the date the Contract is continued, or if your spouse elects to terminate the Option.

If the Enhanced Earnings Death Benefit Plus Option is not terminated, on the date the Contract is continued, the Rider Date for this Option will be reset to the date the Contract is continued ("new Rider Date"). The age of the oldest Contract owner on the new Rider Date will be used to determine Enhanced Earnings Death Benefit Plus after the new Rider Date. Also, the age of the oldest Contract owner on the new Rider Date will be used to determine the mortality and expense risk charge for the Option after the new Rider Date. If the Contract is continued in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge.

Only one spousal continuation is allowed under this Contract.

If the New Owner is a natural person, and not your spouse, or if there are multiple natural person New Owners, the New Owner may:

1. elect to receive the death benefit in a lump sum, or

2. elect to apply the death benefit to an Income Plan. Payments from the Income Plan must begin within one of the date of death and must be payable throughout:

.. the life of the New Owner;

.. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the New Owner; or

.. over the life of the New Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the New Owner.

If the New Owner does not elect one of the options above, then the New Owner must receive the Contract Value payable within 5 years of your date of death.
 The Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received the complete request for settlement of the death benefit (the next Valuation Date, if we receive the complete request for settlement of the death benefit after 3:00 p.m. Central Time).
 Unless otherwise instructed by the New Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The New Owner may exercise all rights as set forth in the Transfers section during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Withdrawal Charges will be waived for any withdrawals made during this 5 year period.

If the New Owner dies prior to the receiving all of the Contract Value, then the New Owner's named beneficiary(ies) will receive the remaining Contract Value.
 This amount must be received as a lump sum within 5 years of the date of the original Owner's death.

We reserve the right to offer additional options upon the death of Owner.

If the New Owner is a corporation, trust, or other non-natural person:

  (a) The New Owner may elect to receive the death benefit in a lump sum; or

  (b) If the New Owner does not elect the option above, then the New Owner must receive the Contract Value payable within 5 years of your date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the New Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The New Owner may exercise all rights as set forth in the Transfers provision during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Withdrawal Charges will be waived during this 5 year period.

We reserve the right to offer additional options upon the death of Owner.

If any New Owner is a non-living person, all New Owners will be considered to be non-living persons for the above purposes.

Under any of these options, all ownership rights, subject to any restrictions previously placed upon the Beneficiary, are available to the New Owner from the date of your death to the date on which the death proceeds are paid.


DEATH OF ANNUITANT
 If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a living person, then the Contract will continue with a new Annuitant as designated by the Contract owner.

If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a non-natural person, the following apply:

  (a) The Contract owner may elect to receive the death benefit in a lump sum;
or

  (b) If the Contract owner does not elect the above option, then the Owner must receive the Contract Value payable within 5 years of the Annuitant's date of death. On the date we receive the complete request for settlement of the death benefit, the Contract Value under this option will be the death benefit. Unless otherwise instructed by the Contract owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The Contract owner may then exercise all rights as set forth in the Transfers section during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Withdrawal charges will be waived during this 5 year period.

We reserve the right to offer additional options upon Death of Annuitant.

The Contract Owner has 60 days from the date the company receives Due Proof of Death to select an Income Plan without incurring a tax on the entire gain in the Contract. If the Contract Owner (other than a surviving spouse) elects to continue the Contract, they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Contract Owner. An additional 10% federal tax penalty may apply if the Contract Owner is under age 591/2. Any amount included in the Contract Owner's gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions.

MORE INFORMATION
--------------------------------------------------------------------------------


ALLSTATE LIFE
Allstate Life is the issuer of the Contract. Prior to January 1, 2003, Northbrook Life Insurance Company ("Northbrook") issued the Contract. Effective January 1, 2003, Allstate Life merged with Northbrook ("Merger"). On the date of the Merger, Allstate acquired from Northbrook all of Northbrook's assets, and became directly liable for Northbrook's liabilities and obligations with respect to all contracts issued by Northbrook then outstanding.Allstate Life is a stock life insurance company organized in 1957. "Allstate Financial" is the marketing name used by Allstate to refer to the company and its affiliates and subsidiaries. Allstate Life is currently licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our headquarters are located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, an Illinois stock property-liability insurance company. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior) financial strength rating to Allstate Life, which results in an A+r rating to Allstate Life due to the reinsurance agreement with Allstate Life mentioned above. Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investors Service assigns an Aa2 (Excellent) financial strength ratings to Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.


THE VARIABLE ACCOUNT Allstate Life  established the Allstate  Financial  Advisor
Separate Account I in 1999. The Contracts were previously issued through Northbrook Variable Annuity Account II. Effective January 1, 2003, Allstate Financial Advisors Separate Account I combined with Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II. We have registered the
Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Arizona insurance law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE PORTFOLIOS
DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserves for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. We reserve the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolio shares held by any Variable Sub-Account. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACT
The Contracts are distributed exclusively by their principal underwriter, Morgan Stanley DW Inc. Morgan Stanley DW, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., is located at 1585 Broadway, New York, New York 10036. Morgan Stanley DW is a member of the New York Stock Exchange and the National Association of Securities Dealers. We may pay up to a maximum sales commission of 6.0% of purchase payments and an annual sales administration expense of up to 0.20% of the average net assets of the Fixed Account Options to Morgan Stanley DW. In addition, Morgan Stanley DW may pay annually to its representatives, from its profits, a persistency bonus that will take into account, among other things, the length of time purchase payments have been held under the Contract and Contract Value.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

.. issuance of the Contracts;

.. maintenance of Contract owner records;

.. Contract owner services;

.. calculation of unit values;

.. maintenance of the Variable Account; and

.. preparation of Contract owner reports.

We will send you Contract statements at least annually prior to the Payout Start Date. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS
If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.


LEGAL MATTERS
Foley & Lardner, Washington, D.C., has advised Allstate Life on certain federal securities law matters. All matters of state law pertaining to the Contracts, including the validity of the Contracts and Allstate Life's right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate Life.

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE INSURANCE COMPANY
Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate Life, and its operations form a part of Allstate Life, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate Life believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life does not intend to make provisions for any such taxes. If Allstate Life is taxed on investment income or capital gains of the Variable Account, then Allstate Life may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF ANNUITIES IN GENERAL
TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1. the Contract Owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Allstate Life is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "ADEQUATELY DIVERSIFIED" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract Owner during the taxable year. Although Allstate Life does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among a broader selection of investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable

Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. The Federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

1. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

2. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

3. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 591/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract Owner attains age 591/2,

2. made as a result of the Contract Owner's death or becoming totally disabled,

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

4. made under an immediate annuity, or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age
59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

TAX FREE EXCHANGES UNDER IRC SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract for a new non-qualified annuity contract. The Contract Owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax. Currently we do not allow assignments.

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.


TAX QUALIFIED CONTRACTS
The income on qualified plan and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Contracts may be used as investments with certain qualified plans such as:

.. Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the
  Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension Plans under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section
  408(p) of the Code;

.. Tax Sheltered Annuities under Section 403(b) of the Code;

.. Corporate and Self Employed Pension and Profit Sharing Plans under Sections
  401 and 403; and

.. State and Local Government and Tax-Exempt Organization Deferred Compensation
  Plans under Section 457.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above or to modify the Contract to conform with tax requirements. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM A QUALIFIED CONTRACT. If you make a partial withdrawal under a Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"QUALIFIED DISTRIBUTIONS" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"NONQUALIFIED DISTRIBUTIONS" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, qualified plans require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. It is possible that the Death Benefit could be viewed as violating the prohibition on investment in life insurance contracts, with the result that the Contract would not satisfy the requirements of an IRA. We believe that these regulations do not prohibit all forms of optional death benefits.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract Owner attains age 59 1/2,

2. made as a result of the Contract Owner's death or total disability,

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

4. made pursuant to an IRS levy,

5. made for certain medical expenses,

6. made to pay for health insurance premiums while unemployed (only applies for IRAs),

7. made for qualified higher education expenses (only applies for IRAs), and

8. made for a first time home purchase (up to a $10,000 lifetime limit and only applies for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON QUALIFIED CONTRACTS. With respect to Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. You should consult a competent tax advisor prior to taking a withdrawal.

INCOME TAX WITHHOLDING ON QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "ELIGIBLE ROLLOVER DISTRIBUTIONS." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "ELIGIBLE ROLLOVER DISTRIBUTIONS" unless you elect to make a "DIRECT ROLLOVER" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or,

3. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

4. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates from all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "ROLLED OVER" on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "ROLLED OVER" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS). Sections 408(p) and 401(k) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an IRA or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

TAX SHELTERED ANNUITIES. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 59 1/2,

.. separates from service,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate Life is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. Self-employed individuals may establish tax favored retirement plans for themselves and their employees. Such retirement plans (commonly referred to as "H.R.10" or "KEOGH") may permit the purchase of annuity contracts.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/ custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan.

PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. Performance advertisements may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

APPENDIX A
CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT PLUS AMOUNT
--------------------------------------------------------------------------------

EXAMPLE 1:

Assume that the oldest Owner (or Annuitant if the Contract owner is a non-natural person) is age 55 on the Rider Application Date and elects the Enhanced Earnings Death Benefit Plus Option when the Contract is issued. The Owner makes an initial purchase payment of $100,000. After four years, the Owner dies. On the date Allstate Life receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Owner did not make any additional purchase payments or take any withdrawals. The calculation is:

(A)  Contract Value:                                               $125,000.00

(B)  Total Purchase Payments                                       $100,000.00

(C)  Total Excess-of-Earnings Withdrawals:                               $0.00

(D)  In-Force Premium:                     (D) = (B) - (C)         $100,000.00

(E)  In-Force Earnings:                    (E) = (A) - (D)          $25,000.00

(F)   Cap:                                 (F) = 100% x (D)        $100,000.00

(G)  Enhanced Earnings Death Benefit Plus*:(G)=MIN[50% x (E);(F)]   $12,500.00


*If the oldest Owner (or Annuitant if the Contract owner is a non-natural person) had been between the ages of 56 and 65 on the Rider Application Date, the Enhanced Earnings Death Benefit Plus benefit would be 40% of the In-Force Earnings ($10,000.00). If the oldest Owner (or Annuitant if the Contract owner is a non-natural person) had been between the ages of 66 and 75 on the Rider Application Date, the Enhanced Earnings Death Benefit Plus benefit would be 25% of the In-Force Earnings ($6,250.00).

EXAMPLE 2:

Assume the same facts as above, except that the Owner has taken a withdrawal of $10,000 during the second year of the Contract. Immediately prior to withdrawal, the Contract Value is $105,000. The Contract Value on the date Allstate Life receives Due Proof of Death will be assumed to be $114,000.

The calculation of the Total Excess-of-Earnings Withdrawals is:

(1) Contract Value:                                                 $105,000.00

(2) Total Purchase Payments:                                        $100,000.00

(3) Prior Excess-of-Earnings Withdrawals:                                 $0.00

(4) In-Force Premium:                                               $100,000.00

(5) In-Force Earnings:           (5) = (1)  - (4)                     $5,000.00

(6) Withdrawal Amount:                                               $10,000.00

(7) Excess-of Earnings Withdrawal: (7)=(6)-(5)and cannot be negative  $5,000.00

(8) Total Excess-of-Earnings Withdrawals:   (8) = (3) + (7)           $5,000.00



The calculation of the Enhanced Earnings Death Benefit Plus is:

(A)  Contract Value:                                                 $114,000.00

(B)  In-Force Premium (before withdrawal):                           $100,000.00

(C)  Total Excess-of-Earnings Withdrawals:                             $5,000.00

(D)  In-Force Premium (after withdrawal):     (D) = (B) - (C)         $95,000.00

(E)  In-Force Earnings:                       (E) =(A) - (D)          $19,000.00

(F)  Cap:                                     (F)= 100% x (D)         $95,000.00

(G)  Enhanced Earnings Death Benefit Plus*: (G)=MIN[50% x (E);(F)]     $9,500.00

*If the oldest Owner (or Annuitant if the Contract owner is a non-natural person) had been between the ages of 56 and 65 on the Rider Application Date, the Enhanced Earnings Death Benefit Plus benefit would be 40% of the In-Force Earnings ($7,600.00). If the oldest Owner (or Annuitant if the Contract owner is a non-natural person) had been between the ages of 66 and 75 on the Rider Application Date, the Enhanced Earnings Death Benefit Plus benefit would be 25% of the In-Force Earnings ($4,750.00).



EXAMPLE 3:

This example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Plus Rider after the Contract has been issued and the effect of later purchase payments. Assume that the oldest Owner (or Annuitant if the Contract owner is a non-natural person) is age 70 on the Rider Application Date. At the time the Contract is issued, the Owner makes a purchase payment of $100,000. After two years pass, the Owner elects to add the Enhanced Earnings Death Benefit Plus Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Owner withdraws $50,000.
 Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Owner makes an additional purchase payment of $40,000. Two years later, the Owner dies with a Contract Value of $140,000 on the date Allstate Life receives Due Proof of Death.

The calculation of the Total Excess-of-Earnings Withdrawals is:

(1) Contract Value:                                                  $130,000.00

(2) Contract Value on Rider Date:                                    $110,000.00

(3) Prior Excess-of-Earnings Withdrawals:                                   $0.0

(4) In-Force Premium:                                                $110,000.00

(5) In-Force Earnings:             (5) = (1) - (4)                    $20,000.00

(6) Withdrawal Amount:                                                $50,000.00

(7) Excess-of Earnings Withdrawal:(7)=(6)-(5)and cannot be negative   $30,000.00

(8) Total Excess-of-Earnings Withdrawals:       (8) = (3) + (7)       $30,000.00



The calculation of the Enhanced Earnings Death Benefit Plus is:

(A)  Contract Value:                                                 $140,000.00

(B)  In-Force Premium (before withdrawal and purchase payment):      $110,000.00

(C)  Total Excess-of-Earnings Withdrawals:                            $30,000.00

(D)  Additional Purchase Payment:                                     $40,000.00

(E)  In-Force Premium (after withdrawaland purchase payment):        $120,000.00

(F)  In-Force Earnings:       (F) = (A) - (E)                         $20,000.00

(G)  Cap:                     (G) = 50% x (E)                         $60,000.00

(H)  Enhanced Earnings Death Benefit Plus*:(H)=MIN[25%x(F);(G)]        $5,000.00


*If the oldest Owner (or Annuitant if the Conract owner is a non-natural person) had been age 55 or younger on the Rider Application Date, the Enhanced Earnings Death Benefit Plus benefit would be 50% of the In-Force Earnings ($10,000.00). If the oldest Owner (or Annuitant if the Contract owner is a non-natural person) had been between the ages of 56 and 65 on the Rider Application Date, the Enhanced Earnings Death Benefit Plus benefit would be 40% of the In-Force Earnings ($8,000.00).

APPENDIX B
--------------------------------------------------------------------------------

Appendix B presents the Accumulation Unit Value and number of Accumulation Units outstanding for each Variable Sub-Account since the Contracts were first offered. This Appendix includes Accumulation Unit Values representing the highest and lowest available Contract charge combinations. The Statement of Additional Information, which is available upon request without charge, contains the Accumulation Unit Values for all other available combinations of charges.
 Please contact us at 1-800-654-2397 to obtain a copy of the Statement of Additional Information.




ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED (BASE CONTRACT)

--------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
                    VARIABLE SUB-ACCOUNT                        2000       2001         2002

MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)
Aggressive Equity
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    9.677   $    6.815
 Accumulation Unit Value, End of Period                       $  9.677  $    6.815   $    5.219
 Number of Units Outstanding, End of Period                    198,351     316,721      298,129
Dividend Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.683   $    9.968
 Accumulation Unit Value, End of Period                       $ 10.683  $    9.968   $    7.523
 Number of Units Outstanding, End of Period                    251,851   1,048,759    1,019,476
------------------------------------------------------------------------------------------------
Equity
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    9.528   $    6.855
 Accumulation Unit Value, End of Period                       $  9.528  $    6.855   $    5.203
 Number of Units Outstanding, End of Period                    675,279   1,600,336    1,682,026
------------------------------------------------------------------------------------------------
European Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    9.190   $    7.442
 Accumulation Unit Value, End of Period                       $  9.190  $    7.442   $    5.355
 Number of Units Outstanding, End of Period                    244,691     511,559      367,023
------------------------------------------------------------------------------------------------
Global Advantage
 Accumulation Unit Value, Beginning of Period                 $  10.00  $    8.414   $    6.347
 Accumulation Unit Value, End of Period                       $  8.414  $    6.347   $    4.595
 Number of Units Outstanding, End of Period                     83,033     111,943      101,359
------------------------------------------------------------------------------------------------
Global Dividend Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    9.931   $    9.166
 Accumulation Unit Value, End of Period                       $  9.931  $    9.166   $    7.299
 Number of Units Outstanding, End of Period                     33,924     100,886      202,643
------------------------------------------------------------------------------------------------
High Yield
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    6.944   $    4.527
 Accumulation Unit Value, End of Period                       $  6.944  $    4.527   $    4.024
 Number of Units Outstanding, End of Period                     33,813     224,510      331,259
------------------------------------------------------------------------------------------------
Income Builder
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.030   $   10.103
 Accumulation Unit Value, End of Period                       $ 10.030  $   10.103   $    8.571
 Number of Units Outstanding, End of Period                     27,433     103,772      177,391
------------------------------------------------------------------------------------------------
Information
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    9.292   $    5.226
 Accumulation Unit Value, End of Period                       $  9.292  $    5.226   $    2.479
 Number of Units Outstanding, End of Period                     27,581     197,903      243,230
------------------------------------------------------------------------------------------------
Limited Duration


                                 41

 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.303   $   10.824
 Accumulation Unit Value, End of Period                       $ 10.303  $   10.824   $   11.052
 Number of Units Outstanding, End of Period                     22,608     196,418      598,948
------------------------------------------------------------------------------------------------
Money Market
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.262   $   10.492
 Accumulation Unit Value, End of Period                       $ 10.262  $   10.492   $   10.476
 Number of Units Outstanding, End of Period                    272,169   1,063,770    1,384,534
------------------------------------------------------------------------------------------------
Pacific Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    7.272   $    5.218
 Accumulation Unit Value, End of Period                       $  7.272  $    5.218   $    4.078
 Number of Units Outstanding, End of Period                      7,527      20,370       38,101
------------------------------------------------------------------------------------------------
Quality Income Plus
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.748   $   11.593
 Accumulation Unit Value, End of Period                       $ 10.748  $   11.593   $   11.860
 Number of Units Outstanding, End of Period                    176,424     967,824    1,268,379
------------------------------------------------------------------------------------------------
S&P 500 Index
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    8.959   $    7.731
 Accumulation Unit Value, End of Period                       $  8.959  $    7.731   $    5.467
 Number of Units Outstanding, End of Period                    301,630     975,139    1,189,978
------------------------------------------------------------------------------------------------
Strategist
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    9.922   $    8.770
 Accumulation Unit Value, End of Period                       $  9.922  $    8.770   $    7.427
 Number of Units Outstanding, End of Period                    426,068   1,061,403      925,040
------------------------------------------------------------------------------------------------
Utilities
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.130   $    7.396
 Accumulation Unit Value, End of Period                       $ 10.130  $    7.396   $    5.122
 Number of Units Outstanding, End of Period                    337,753     773,382      530,424
------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    6.386   $    5.891
 Accumulation Unit Value, End of Period                       $  6.386  $    5.891   $    4.935
 Number of Units Outstanding, End of Period                     61,310      73,439       91,664
------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    8.335   $    6.980
 Accumulation Unit Value, End of Period                       $  8.335  $    6.980   $    4.712
 Number of Units Outstanding, End of Period                    182,173     206,607      210,190
------------------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    9.054   $    7.209
 Accumulation Unit Value, End of Period                       $  9.054  $    7.209   $    5.620
 Number of Units Outstanding, End of Period                     41,665      75,869      100,740
------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth
 Accumulation Unit Value, Beginning of Period                        -           -   $   10.000
 Accumulation Unit Value, End of Period                              -           -   $    7.131
 Number of Units Outstanding, End of Period                          -           -       14,914
------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.231   $    9.775
 Accumulation Unit Value, End of Period                       $ 10.231  $    9.775   $    6.487
 Number of Units Outstanding, End of Period                     54,051     274,260      573,704
------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   11.503   $   12.465
 Accumulation Unit Value, End of Period                       $ 11.503  $   12.465   $   12.234
 Number of Units Outstanding, End of Period                     20,901      83,055      136,864
------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I AND II SHARES)
------------------------------------------------------------------------------------------------
Van Kampen LIT Comstock, Class II
 Accumulation Unit Value, Beginning of Period                        -           -   $   10.000
 Accumulation Unit Value, End of Period                              -           -   $    7.253
 Number of Units Outstanding, End of Period                          -           -      369,312
------------------------------------------------------------------------------------------------



                                       42

Van Kampen LIT Emerging Growth, Class I
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    8.129   $    5.494
 Accumulation Unit Value, End of Period                       $  8.129  $    5.494   $    3.774
 Number of Units Outstanding, End of Period                    472,104     722,796      484,422
------------------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth, Class II
 Accumulation Unit Value, Beginning of Period                        -  $   10.000   $    8.106
 Accumulation Unit Value, End of Period                              -  $    8.106   $    5.557
 Number of Units Outstanding, End of Period                          -     175,128      231,945
------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    8.285   $    6.270
 Accumulation Unit Value, End of Period                       $  8.285  $    6.270   $    4.455
 Number of Units Outstanding, End of Period                     90,817     201,850      154,727
------------------------------------------------------------------------------------------------
AIM V.I. Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    7.400   $    4.826
 Accumulation Unit Value, End of Period                       $  7.400  $    4.826   $    3.082
 Number of Units Outstanding, End of Period                    110,925     231,070      212,414
------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    8.321   $    7.178
 Accumulation Unit Value, End of Period                       $  8.321  $    7.178   $    4.647
 Number of Units Outstanding, End of Period                    312,033    611,7866      691,500
------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
------------------------------------------------------------------------------------------------
Alliance Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    8.000   $    6.026
 Accumulation Unit Value, End of Period                       $  8.000  $    6.026   $    4.224
 Number of Units Outstanding, End of Period                    119,976     269,657      265,272
------------------------------------------------------------------------------------------------
Alliance Growth and Income
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.242   $   10.119
 Accumulation Unit Value, End of Period                       $ 10.242  $   10.119   $    7.135
 Number of Units Outstanding, End of Period                    102,708     642,105      802,552
------------------------------------------------------------------------------------------------
Alliance Premier Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    7.978   $    6.501
 Accumulation Unit Value, End of Period                       $  7.978  $    6.501   $    4.335
 Number of Units Outstanding, End of Period                    304,578     358,857      335,763
------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
------------------------------------------------------------------------------------------------
LSA Aggressive Growth
 Accumulation Unit Value, Beginning of Period                        -           -   $   10.000
 Accumulation Unit Value, End of Period                              -           -   $    7.509
 Number of Units Outstanding, End of Period                          -           -        1,949
------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
------------------------------------------------------------------------------------------------
Putnam VT Growth and Income
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $   10.564   $    9.755
 Accumulation Unit Value, End of Period                       $ 10.564  $    9.755   $    7.143
 Number of Units Outstanding, End of Period                     73,374     366,952      390,259
------------------------------------------------------------------------------------------------
Putnam VT International Growth
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    9.016   $    7.061
 Accumulation Unit Value, End of Period                       $  9.016  $    7.061   $    5.333
 Number of Units Outstanding, End of Period                    187,566     474,491      544,073
------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value
 Accumulation Unit Value, Beginning of Period                        -           -   $   10.000
 Accumulation Unit Value, End of Period                              -           -   $    7.236
 Number of Units Outstanding, End of Period                          -           -      161,976
------------------------------------------------------------------------------------------------
Putnam VT Voyager
 Accumulation Unit Value, Beginning of Period                 $ 10.000  $    8.117   $    6.213
 Accumulation Unit Value, End of Period                       $  8.117  $    6.213   $    4.295
 Number of Units Outstanding, End of Period                    211,436     340,965      407,443
------------------------------------------------------------------------------------------------

*Contracts were first offered on June 5, 2000. All the Variable Sub-Accounts were first offered under the Contracts on June 5, 2000 except for the Information Sub-Account which commenced operations on November 6, 2000, the Van Kampen LIT Emerging Growth (Class II) Variable Sub-Account which commenced operations on May 17, 2001, and the Morgan Stanley UIF Mid Cap Growth, Van Kampen LIT Comstock, LSA Aggressive Growth, and Putnam VT Small Cap Value Variable Sub-Accounts were first offered on May 1, 2002. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.25%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED (WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION {AGE 66-75} PLUS THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2)

--------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
                       VARIABLE SUB-ACCOUNT                          2001       2002

MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)
Aggressive Equity
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.157
 Accumulation Unit Value, End of Period                             $ 9.157   $  6.968
 Number of Units Outstanding, End of Period                           3,625     14,803
Dividend Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.282
 Accumulation Unit Value, End of Period                             $ 9.282   $  6.961
 Number of Units Outstanding, End of Period                          66,076    134,976
---------------------------------------------------------------------------------------
Equity
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.190
 Accumulation Unit Value, End of Period                             $ 9.190   $  6.931
 Number of Units Outstanding, End of Period                          42,655    104,882
---------------------------------------------------------------------------------------
European Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.526
 Accumulation Unit Value, End of Period                             $ 9.526   $  6.812
 Number of Units Outstanding, End of Period                           7,447     40,886
---------------------------------------------------------------------------------------
Global Advantage
 Accumulation Unit Value, Beginning of Period                       $10.000   $  8.948
 Accumulation Unit Value, End of Period                             $ 8.948   $  6.438
 Number of Units Outstanding, End of Period                           2,373      6,932
---------------------------------------------------------------------------------------
Global Dividend Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.656
 Accumulation Unit Value, End of Period                             $ 9.656   $  7.640
 Number of Units Outstanding, End of Period                          15,650     51,262
---------------------------------------------------------------------------------------
High Yield
 Accumulation Unit Value, Beginning of Period                       $10.000   $  7.694
 Accumulation Unit Value, End of Period                             $ 7.694   $  6.795
 Number of Units Outstanding, End of Period                          11,886     23,298
---------------------------------------------------------------------------------------
Income Builder
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.597
 Accumulation Unit Value, End of Period                             $ 9.597   $  8.091
 Number of Units Outstanding, End of Period                          11,722     30,353
---------------------------------------------------------------------------------------
Information
 Accumulation Unit Value, Beginning of Period                       $10.000   $  8.906
 Accumulation Unit Value, End of Period                             $ 8.906   $  4.198
 Number of Units Outstanding, End of Period                           6,671      9,170
---------------------------------------------------------------------------------------
Limited Duration
 Accumulation Unit Value, Beginning of Period                       $10.000   $ 10.247
 Accumulation Unit Value, End of Period                             $10.247   $ 10.397
 Number of Units Outstanding, End of Period                          32,220     77,081
---------------------------------------------------------------------------------------
Money Market
 Accumulation Unit Value, Beginning of Period                       $10.000   $ 10.022
 Accumulation Unit Value, End of Period                             $10.022   $  9.943
 Number of Units Outstanding, End of Period                          59,819    116,499
---------------------------------------------------------------------------------------

                                       45



Pacific Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  8.140
 Accumulation Unit Value, End of Period                             $ 8.140   $  6.321
 Number of Units Outstanding, End of Period                           1,854      6,305
---------------------------------------------------------------------------------------
Quality Income Plus
 Accumulation Unit Value, Beginning of Period                       $10.000   $ 10.389
 Accumulation Unit Value, End of Period                             $10.389   $ 10.561
 Number of Units Outstanding, End of Period                          83,474    145,317
---------------------------------------------------------------------------------------
S&P 500 Index
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.419
 Accumulation Unit Value, End of Period                             $ 9.419   $  6.618
 Number of Units Outstanding, End of Period                          24,696     73,435
---------------------------------------------------------------------------------------
Strategist
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.503
 Accumulation Unit Value, End of Period                             $ 9.503   $  7.996
 Number of Units Outstanding, End of Period                          36,980     81,036
---------------------------------------------------------------------------------------
Utilities
 Accumulation Unit Value, Beginning of Period                       $10.000   $  8.283
 Accumulation Unit Value, End of Period                             $ 8.283   $  5.699
 Number of Units Outstanding, End of Period                          17,626     24,646
---------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
---------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging Markets Equity
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.736
 Accumulation Unit Value, End of Period                             $ 9.736   $  8.103
 Number of Units Outstanding, End of Period                           3,571      6,857
---------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.604
 Accumulation Unit Value, End of Period                             $ 9.604   $  6.442
 Number of Units Outstanding, End of Period                           4,178      9,074
---------------------------------------------------------------------------------------
Morgan Stanley UIF International Magnum
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.069
 Accumulation Unit Value, End of Period                             $ 9.069   $  7.026
 Number of Units Outstanding, End of Period                           5,001      8,946
---------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Growth
 Accumulation Unit Value, Beginning of Period                             -   $ 10.000
 Accumulation Unit Value, End of Period                                   -   $  7.105
 Number of Units Outstanding, End of Period                               -      5,098
---------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.826
 Accumulation Unit Value, End of Period                             $ 9.826   $  6.479
 Number of Units Outstanding, End of Period                          34,561    133,753
---------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real Estate
---------------------------------------------------------------------------------------
 Accumulation Unit Value, Beginning of Period                       $10.000   $ 10.225
 Accumulation Unit Value, End of Period                             $10.225   $  9.972
 Number of Units Outstanding, End of Period                          16,325     37,156
---------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I AND II SHARES)
---------------------------------------------------------------------------------------
Van Kampen LIT Comstock, Class II
 Accumulation Unit Value, Beginning of Period                             -   $ 10.000
 Accumulation Unit Value, End of Period                                   -   $  7.227
 Number of Units Outstanding, End of Period                               -    148,743
---------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth, Class I
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.241
 Accumulation Unit Value, End of Period                             $ 9.241   $  5.974
 Number of Units Outstanding, End of Period                               0      6,969
---------------------------------------------------------------------------------------
Van Kampen LIT Emerging Growth, Class II
 Accumulation Unit Value, Beginning of Period                       $10.000   $  8.740
 Accumulation Unit Value, End of Period                             $ 8.740   $  5.954
 Number of Units Outstanding, End of Period                          33,708     58,166
---------------------------------------------------------------------------------------
                                       46


AIM VARIABLE INSURANCE FUNDS (SERIES I)
---------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.206
 Accumulation Unit Value, End of Period                             $ 9.206   $  6.499
 Number of Units Outstanding, End of Period                          13,272     43,181
---------------------------------------------------------------------------------------
AIM V.I. Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  8.804
 Accumulation Unit Value, End of Period                             $ 8.804   $  5.586
 Number of Units Outstanding, End of Period                           6,555     18,426
---------------------------------------------------------------------------------------
AIM V.I. Premier Equity
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.339
 Accumulation Unit Value, End of Period                             $ 9.339   $  6.007
 Number of Units Outstanding, End of Period                          48,549     87,492
---------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES (CLASS B SHARES)
---------------------------------------------------------------------------------------
Alliance Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.101
 Accumulation Unit Value, End of Period                             $ 9.101   $  6.340
 Number of Units Outstanding, End of Period                           1,281      8,871
---------------------------------------------------------------------------------------
Alliance Growth and Income
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.490
 Accumulation Unit Value, End of Period                             $ 9.490   $  6.649
 Number of Units Outstanding, End of Period                          73,305    142,744
---------------------------------------------------------------------------------------
Alliance Premier Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.288
 Accumulation Unit Value, End of Period                             $ 9.288   $  6.154
 Number of Units Outstanding, End of Period                          17,059     34,204
---------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
---------------------------------------------------------------------------------------
LSA Aggressive Growth
 Accumulation Unit Value, Beginning of Period                             -   $ 10.000
 Accumulation Unit Value, End of Period                                   -   $  7.483
 Number of Units Outstanding, End of Period                               -      4,235
---------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
---------------------------------------------------------------------------------------
Putnam VT Growth and Income
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.424
 Accumulation Unit Value, End of Period                             $ 9.424   $  6.857
 Number of Units Outstanding, End of Period                          21,590     36,522
---------------------------------------------------------------------------------------
Putnam VT International Growth
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.150
 Accumulation Unit Value, End of Period                             $ 9.150   $  6.867
 Number of Units Outstanding, End of Period                          12,096     70,922
---------------------------------------------------------------------------------------
Putnam VT Small Cap Value
 Accumulation Unit Value, Beginning of Period                             -   $ 10.000
 Accumulation Unit Value, End of Period                                   -   $  7.211
 Number of Units Outstanding, End of Period                               -     47,306
---------------------------------------------------------------------------------------
Putnam VT Voyager
 Accumulation Unit Value, Beginning of Period                       $10.000   $  9.087
 Accumulation Unit Value, End of Period                             $ 9.087   $  6.243
 Number of Units Outstanding, End of Period                          25,087     33,756
---------------------------------------------------------------------------------------

*Contracts with the Enhanced Earnings Death Benefit Plus and the Income and Death Benefit Combination Option 2 (age 66-75) were first offered under the Contracts on May 1, 2001. All the Variable Sub-Accounts were first offered under the Contracts on June 5, 2000 except for the Information Sub-Account which commenced operations on November 6, 2000, the Van Kampen LIT Emerging Growth (Class II) Variable Sub-Account which commenced operations May 17, 2001, and the Morgan Stanley UIF Mid Cap Growth, Van Kampen LIT Comstock, LSA Aggressive Growth, and Putnam VT Small Cap Value Variable Sub-Accounts which were first offered under the Contracts on May 1, 2002.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS
--------------------------------------------------------------------------------
THE CONTRACT
--------------------------------------------------------------------------------
  Purchase of Contracts
--------------------------------------------------------------------------------
  Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
--------------------------------------------------------------------------------
PERFORMANCE INFORMATION
--------------------------------------------------------------------------------
CALCULATION OF ANNUITY UNIT VALUES
--------------------------------------------------------------------------------
CALCULATION OF VARIABLE AMOUNT INCOME PAYMENTS
--------------------------------------------------------------------------------
GENERAL MATTERS
--------------------------------------------------------------------------------
  Incontestability
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Settlements
--------------------------------------------------------------------------------
  Safekeeping of the Variable Account's Assets
--------------------------------------------------------------------------------
  Premium Taxes
--------------------------------------------------------------------------------
  Tax Reserves
--------------------------------------------------------------------------------
EXPERTS
--------------------------------------------------------------------------------
ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

Allstate Life Insurance Company              Statement of Additional Information
Allstate Financial Advisors Separate Account I            Dated January 1, 2003
300 N. Milwaukee Avenue
Vernon Hills, IL  60061

1 (800) 654-2397

This Statement of Additional Information supplements the information in the prospectus for the Variable Annuity 3 Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated January 1, 2003, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above, or by calling or writing your Morgan Stanley Financial Advisor.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Morgan Stanley Variable Annuity 3 Contracts.

                                TABLE OF CONTENTS

Description                                                                Page

Additions, Deletions or Substitutions of Investments
The Contract
         Purchase of Contracts
Performance Information
Calculation of Accumulation Unit Values
        Net Investment Factor
        Calculation of Variable Amount Income Payments
        Calculation of Annuity Unit Values

General Matters
         Incontestability
         Settlements
         Safekeeping of the Variable Account's Assets

Experts
Accumulation Unit Values
Financial Statements

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual Portfolio fund if the shares of the Portfolio are no longer available for investment or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

Morgan Stanley DW Inc. is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts but we reserve the right to do so at any time.

For the Variable Account, we paid underwriting commissions to Morgan Stanley DW of $49,879,046.98, $37,586,872.81 and $24,601,167.63 for the years 1999, 2000 and 2001, respectively.


PERFORMANCE INFORMATION

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures shown do not reflect any applicable taxes.

STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing.

We use the following formula prescribed by the SEC for computing standardized total return:

        1000(1 + T)n = ERV

        where:

            T          =    average annual total return

            ERV        =    ending  redeemable value of a hypothetical  $1,000
                            payment made at the beginning of 1, 5, or 10 year periods or shorter period

            n          =    number of years in the period

            1000       =    hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Free Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

When factoring the contract maintenance charge, we pro rate the charge by dividing (a) the contract maintenance charge by (b) the average contract size of $54,628. We then multiply the resulting percentage by a hypothetical $1,000 investment.

The standardized total returns for the Variable Sub-Accounts available under the Contract for the periods ended September 30, 2002 are set out below. No standardized total returns are shown for the Money Market Variable Sub-Account. The Variable Annuity 3 Contracts were first offered to the public on June 5, 2000. Accordingly, performance figures for Variable Sub-Accounts prior to June 5, 2000 reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Variable Annuity 3 Contracts as well as the withdrawal and contract maintenance charges described above. In addition, performance figures for periods prior to availability of any income benefit, death benefit or combination thereof that we offer have been adjusted to reflect the current charge for such features as if they had been available throughout the periods shown.


Variable Sub-Account Inception Dates:

Variable Sub-Account                                            Date

Morgan Stanley Variable Investment Series (Class Y):

Aggressive Equity                                             June 5, 2000
Dividend Growth                                               June 5, 2000
Equity                                                        June 5, 2000
European Growth                                               June 5, 2000
Global Advantage                                              June 5, 2000
Global Dividend Growth                                        June 5, 2000
High Yield                                                    June 5, 2000
Income Builder                                                June 5, 2000
Information                                                   November 6, 2000
Limited Duration                                              June 5, 2000
Money Market                                                  June 5, 2000
Pacific Growth                                                June 5, 2000
Quality Income Plus                                           June 5, 2000
S&P 500 Index                                                 June 5, 2000
Strategist                                                    June 5, 2000
Utilities                                                     June 5, 2000

The Universal Institutional Funds, Inc.:

Morgan Stanley UIF Emerging Markets Equity                    March 16, 1998
Morgan Stanley UIF Equity Growth                              March 16, 1998
Morgan Stanley UIF International Magnum                       March 16, 1998
Morgan Stanley UIF Mid Cap Growth                             May 1, 2002
Morgan Stanley UIF Mid Cap Value                              January 31, 2000
Morgan Stanley UIF U.S. Real Estate                           May 18, 1998

Van Kampen Life Investment Trust:

Van Kampen LIT Comstock, Class II                             May 1, 2002
Van Kampen LIT Emerging Growth, Class I                       March 16, 1998
Van Kampen LIT Emerging Growth, Class II                      May 17, 2001

AIM Variable Insurance Funds (Series I):

AIM V.I. Capital Appreciation                                 July 20, 1999
AIM V.I. Growth                                               January 31, 2000
AIM V.I. Premier Equity                                       July 20, 1999

Alliance Variable Products Series Fund( Class B):

Alliance Growth                                               January 31, 2000
Alliance Growth and Income                                    January 31, 2000
Alliance Premier Growth                                       January 31, 2000

LSA Variable Series Trust:

LSA Aggressive Growth                                         October 1, 2001

Putnam Variable Trust (Class IB):

Putnam VT Growth and Income                                   January 31, 2000
Putnam VT International Growth                                January 31, 2000
Putnam VT Small Cap Value                                     May 1, 2002
Putnam VT Voyager                                             January 31, 2000

BASE CONTRACT


                                                                                   10 Years or Since
Variable Sub-Accounts                                         1 Year      5 Years       Inception+

Aggressive Equity                                             -22.45%        N/A            -27.27%
Dividend Growth                                               -22.32%        N/A            -13.84%
Equity                                                        -20.38%        N/A            -27.37%
European Growth                                               -25.82%        N/A            -26.39%
Global Advantage                                              -27.32%        N/A            -31.52%
Global Dividend Growth                                        -16.61%        N/A            -15.03%
High Yield                                                    -19.10%        N/A            -35.76%
Income Builder                                                -15.35%        N/A            -8.56%
Information                                                   -41.68%        N/A            -56.69%
Limited Duration                                               -2.13%        N/A             2.56%
Money Market                                                   -4.31%        N/A             0.13%
Pacific Growth                                                -22.12%        N/A            -35.34%
Quality Income Plus                                            -0.98%        N/A             5.85%
S&P 500 Index                                                 -26.48%        N/A            -25.67%
Strategist                                                    -16.82%        N/A            -14.34%
Utilities                                                     -36.63%        N/A            -27.90%
Morgan Stanley UIF Emerging Markets Equity                     0.89%         N/A            -10.52%
Morgan Stanley UIF Equity Growth                              -28.40%        N/A            -8.86%
Morgan Stanley UIF International Magnum                       -23.17%        N/A            -10.05%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.87%
Morgan Stanley UIF Mid Cap Value                              -25.47%        N/A            -13.24%
Morgan Stanley UIF U.S. Real Estate                            -1.60%        N/A             3.55%
Van Kampen LIT Comstock, Class II                               N/A          N/A            -32.65%
Van Kampen LIT Emerging Growth, Class I                       -29.02%        N/A            -0.73%
Van Kampen LIT Emerging Growth, Class                         -29.24%        N/A            -38.61%
AIM V.I. Capital Appreciation                                 -20.52%        N/A            -26.68%
AIM V.I. Growth                                               -35.17%        N/A            -36.61%
AIM V.I. Premier Equity                                       -33.27%        N/A            -26.60%
Alliance Growth                                               -23.05%        N/A            -28.77%
Alliance Growth and Income                                    -26.65%        N/A            -9.40%
Alliance Premier Growth                                       -28.08%        N/A            -27.38%
LSA Aggressive Growth                                           N/A          N/A            -30.09%
Putnam VT Growth and Income                                   -26.54%        N/A            -12.48%
Putnam VT International Growth                                -23.01%        N/A            -22.29%
Putnam VT Small Cap Value                                       N/A          N/A            -32.82%
Putnam VT Voyager                                             -28.06%        N/A            -28.75%


+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.

*Not annualized.


PERFORMANCE DEATH BENEFIT
                                                                                      10 Years or Since
Variable Sub-Accounts                                         1 Year      5 Years         Inception+
Aggressive Equity                                             -22.56%        N/A            -27.37%
Dividend Growth                                               -22.43%        N/A            -13.96%
Equity                                                        -20.49%        N/A            -27.48%
European Growth                                               -25.92%        N/A            -26.49%
Global Advantage                                              -27.42%        N/A            -31.62%
Global Dividend Growth                                        -16.72%        N/A            -15.15%
High Yield                                                    -19.21%        N/A            -35.86%
Income Builder                                                -15.47%        N/A            -8.69%
Information                                                   -41.76%        N/A            -56.76%
Limited Duration                                               -2.26%        N/A             2.42%
Money Market                                                   -4.44%        N/A            -0.01%
Pacific Growth                                                -22.23%        N/A            -35.43%
Quality Income Plus                                            -1.11%        N/A             5.71%
S&P 500 Index                                                 -26.58%        N/A            -25.78%
Strategist                                                    -16.93%        N/A            -14.46%
Utilities                                                     -36.71%        N/A            -28.01%
Morgan Stanley UIF Emerging Markets Equity                     0.75%         N/A            -10.64%
Morgan Stanley UIF Equity Growth                              -28.50%        N/A            -8.98%
Morgan Stanley UIF International Magnum                       -23.27%        N/A            -10.18%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.91%
Morgan Stanley UIF Mid Cap Value                              -25.58%        N/A            -13.36%
Morgan Stanley UIF U.S. Real Estate                            -1.74%        N/A             3.41%
Van Kampen LIT Comstock, Class II                               N/A          N/A            -32.69%
Van Kampen LIT Emerging Growth, Class I                       -29.12%        N/A            -0.87%
Van Kampen LIT Emerging Growth, Class                         -29.34%        N/A            -38.70%
AIM V.I. Capital Appreciation                                 -20.63%        N/A            -26.78%
AIM V.I. Growth                                               -35.26%        N/A            -36.71%
AIM V.I. Premier Equity                                       -33.36%        N/A            -26.71%
Alliance Growth                                               -23.16%        N/A            -28.87%
Alliance Growth and Income                                    -26.75%        N/A            -9.52%
Alliance Premier Growth                                       -28.18%        N/A            -27.48%
LSA Aggressive Growth                                           N/A          N/A            -30.13%
Putnam VT Growth and Income                                   -26.64%        N/A            -12.60%
Putnam VT International Growth                                -23.11%        N/A            -22.40%
Putnam VT Small Cap Value                                       N/A          N/A            -32.86%
Putnam VT Voyager                                             -28.16%        N/A            -28.85%



+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.




DEATH BENEFIT COMBINATION OPTION

                                                                                       10 Years or Since
Variable Sub-Accounts                                          1 Year      5 Years        Inception+

Aggressive Equity                                             -22.65%        N/A            -27.46%
Dividend Growth                                               -22.52%        N/A            -14.06%
Equity                                                        -20.58%        N/A            -27.56%
European Growth                                               -26.01%        N/A            -26.58%
Global Advantage                                              -27.51%        N/A            -31.71%
Global Dividend Growth                                        -16.82%        N/A            -15.24%
High Yield                                                    -19.30%        N/A            -35.94%
Income Builder                                                -15.57%        N/A            -8.79%
Information                                                   -41.83%        N/A            -56.82%
Limited Duration                                               -2.37%        N/A             2.30%
Money Market                                                   -4.55%        N/A            -0.12%
Pacific Growth                                                -22.32%        N/A            -35.51%
Quality Income Plus                                            -1.23%        N/A             5.59%
S&P 500 Index                                                 -26.66%        N/A            -25.86%
Strategist                                                    -17.03%        N/A            -14.56%
Utilities                                                     -36.79%        N/A            -28.09%
Morgan Stanley UIF Emerging Markets Equity                     0.63%         N/A            -10.75%
Morgan Stanley UIF Equity Growth                              -28.58%        N/A            -9.09%
Morgan Stanley UIF International Magnum                       -23.36%        N/A            -10.28%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.94%
Morgan Stanley UIF Mid Cap Value                              -25.66%        N/A            -13.47%
Morgan Stanley UIF U.S. Real Estate                            -1.85%        N/A             3.30%
Van Kampen LIT Comstock, Class II                               N/A          N/A            -32.72%
Van Kampen LIT Emerging Growth, Class I                       -29.21%        N/A            -0.98%
Van Kampen LIT Emerging Growth, Class                         -29.42%        N/A            -38.77%
AIM V.I. Capital Appreciation                                 -20.72%        N/A            -26.87%
AIM V.I. Growth                                               -35.34%        N/A            -36.79%
AIM V.I. Premier Equity                                       -33.44%        N/A            -26.80%
Alliance Growth                                               -23.25%        N/A            -28.96%
Alliance Growth and Income                                    -26.84%        N/A            -9.63%
Alliance Premier Growth                                       -28.27%        N/A            -27.57%
LSA Aggressive Growth                                           N/A          N/A            -30.16%
Putnam VT Growth and Income                                   -26.73%        N/A            -12.70%
Putnam VT International Growth                                -23.20%        N/A            -22.50%
Putnam VT Small Cap Value                                       N/A          N/A            -32.89%
Putnam VT Voyager                                             -28.24%        N/A            -28.94%




+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.


INCOME BENEFIT COMBINATION 2

                                                                                     10 Years or Since
Variable Sub-Accounts                                          1 Year      5 Years       Inception+

Aggressive Equity                                             -22.70%        N/A            -27.51%
Dividend Growth                                               -22.57%        N/A            -14.11%
Equity                                                        -20.63%        N/A            -27.61%
European Growth                                               -26.06%        N/A            -26.63%
Global Advantage                                              -27.55%        N/A            -31.75%
Global Dividend Growth                                        -16.87%        N/A            -15.30%
High Yield                                                    -19.35%        N/A            -35.98%
Income Builder                                                -15.62%        N/A            -8.85%
Information                                                   -41.87%        N/A            -56.85%
Limited Duration                                               -2.44%        N/A             2.24%
Money Market                                                   -4.61%        N/A            -0.19%
Pacific Growth                                                -22.37%        N/A            -35.56%
Quality Income Plus                                            -1.29%        N/A             5.52%
S&P 500 Index                                                 -26.71%        N/A            -25.91%
Strategist                                                    -17.08%        N/A            -14.62%
Utilities                                                     -36.83%        N/A            -28.14%
Morgan Stanley UIF Emerging Markets Equity                     0.57%         N/A            -10.80%
Morgan Stanley UIF Equity Growth                              -28.63%        N/A            -9.14%
Morgan Stanley UIF International Magnum                       -23.41%        N/A            -10.34%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.96%
Morgan Stanley UIF Mid Cap Value                              -25.71%        N/A            -13.52%
Morgan Stanley UIF U.S. Real Estate                            -1.91%        N/A             3.24%
Van Kampen LIT Comstock, Class II                               N/A          N/A            -32.74%
Van Kampen LIT Emerging Growth, Class I                       -29.25%        N/A            -1.04%
Van Kampen LIT Emerging Growth, Class                         -29.47%        N/A            -38.81%
AIM V.I. Capital Appreciation                                 -20.77%        N/A            -26.92%
AIM V.I. Growth                                               -35.38%        N/A            -36.83%
AIM V.I. Premier Equity                                       -33.49%        N/A            -26.85%
Alliance Growth                                               -23.30%        N/A            -29.00%
Alliance Growth and Income                                    -26.88%        N/A            -9.68%
Alliance Premier Growth                                       -28.31%        N/A            -27.62%
LSA Aggressive Growth                                           N/A          N/A            -30.18%
Putnam VT Growth and Income                                   -26.78%        N/A            -12.76%
Putnam VT International Growth                                -23.25%        N/A            -22.55%
Putnam VT Small Cap Value                                       N/A          N/A            -32.91%
Putnam VT Voyager                                             -28.29%        N/A            -28.98%




+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.




INCOME AND DEATH BENEFIT COMBINATION 2
                                                                                     10 Years or Since
Variable Sub-Accounts                                          1 Year      5 Years       Inception+

Aggressive Equity                                             -22.87%        N/A            -27.67%
Dividend Growth                                               -22.73%        N/A            -14.29%
Equity                                                        -20.80%        N/A            -27.77%
European Growth                                               -26.22%        N/A            -26.79%
Global Advantage                                              -27.71%        N/A            -31.90%
Global Dividend Growth                                        -17.05%        N/A            -15.48%
High Yield                                                    -19.53%        N/A            -36.12%
Income Builder                                                -15.80%        N/A            -9.04%
Information                                                   -42.00%        N/A            -56.95%
Limited Duration                                               -2.64%        N/A             2.02%
Money Market                                                   -4.81%        N/A            -0.40%
Pacific Growth                                                -22.53%        N/A            -35.70%
Quality Income Plus                                            -1.50%        N/A             5.30%
S&P 500 Index                                                 -26.87%        N/A            -26.07%
Strategist                                                    -17.26%        N/A            -14.80%
Utilities                                                     -36.97%        N/A            -28.30%
Morgan Stanley UIF Emerging Markets Equity                     0.36%         N/A            -10.99%
Morgan Stanley UIF Equity Growth                              -28.78%        N/A            -9.33%
Morgan Stanley UIF International Magnum                       -23.57%        N/A            -10.52%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -34.02%
Morgan Stanley UIF Mid Cap Value                              -25.87%        N/A            -13.71%
Morgan Stanley UIF U.S. Real Estate                            -2.12%        N/A             3.02%
Van Kampen LIT Comstock, Class II                               N/A          N/A            -32.80%
Van Kampen LIT Emerging Growth, Class I                       -29.40%        N/A            -1.24%
Van Kampen LIT Emerging Growth, Class                         -29.62%        N/A            -38.94%
AIM V.I. Capital Appreciation                                 -20.94%        N/A            -27.08%
AIM V.I. Growth                                               -35.52%        N/A            -36.98%
AIM V.I. Premier Equity                                       -33.63%        N/A            -27.01%
Alliance Growth                                               -23.46%        N/A            -29.16%
Alliance Growth and Income                                    -27.04%        N/A            -9.88%
Alliance Premier Growth                                       -28.46%        N/A            -27.78%
LSA Aggressive Growth                                           N/A          N/A            -30.24%
Putnam VT Growth and Income                                   -26.93%        N/A            -12.94%
Putnam VT International Growth                                -23.41%        N/A            -22.71%
Putnam VT Small Cap Value                                       N/A          N/A            -32.97%
Putnam VT Voyager                                             -28.44%        N/A            -29.14%




+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.




ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75)
                                                                                      10 Years or Since
Variable Sub-Accounts                                          1 Year      5 Years       Inception+
Aggressive Equity                                             -22.74%        N/A            -27.55%
Dividend Growth                                               -22.61%        N/A            -14.16%
Equity                                                        -20.68%        N/A            -27.65%
European Growth                                               -26.10%        N/A            -26.67%
Global Advantage                                              -27.59%        N/A            -31.79%
Global Dividend Growth                                        -16.92%        N/A            -15.34%
High Yield                                                    -19.40%        N/A            -36.01%
Income Builder                                                -15.66%        N/A            -8.90%
Information                                                   -41.90%        N/A            -56.88%
Limited Duration                                               -2.49%        N/A             2.18%
Money Market                                                   -4.66%        N/A            -0.24%
Pacific Growth                                                -22.41%        N/A            -35.59%
Quality Income Plus                                            -1.34%        N/A             5.47%
S&P 500 Index                                                 -26.75%        N/A            -25.95%
Strategist                                                    -17.13%        N/A            -14.66%
Utilities                                                     -36.86%        N/A            -28.18%
Morgan Stanley UIF Emerging Markets Equity                     0.52%         N/A            -10.85%
Morgan Stanley UIF Equity Growth                              -28.67%        N/A            -9.19%
Morgan Stanley UIF International Magnum                       -23.45%        N/A            -10.38%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -33.98%
Morgan Stanley UIF Mid Cap Value                              -25.75%        N/A            -13.57%
Morgan Stanley UIF U.S. Real Estate                            -1.96%        N/A             3.18%
Van Kampen LIT Comstock, Class II                               N/A          N/A           -32.76%
Van Kampen LIT Emerging Growth, Class I                       -29.29%        N/A            -1.09%
Van Kampen LIT Emerging Growth, Class                         -29.51%        N/A            -38.84%
AIM V.I. Capital Appreciation                                 -20.81%        N/A            -26.96%
AIM V.I. Growth                                               -35.41%        N/A            -36.87%
AIM V.I. Premier Equity                                       -33.52%        N/A            -26.89%
Alliance Growth                                               -23.34%        N/A            -29.04%
Alliance Growth and Income                                    -26.92%        N/A            -9.73%
Alliance Premier Growth                                       -28.35%        N/A            -27.66%
LSA Aggressive Growth                                           N/A          N/A            -30.20%
Putnam VT Growth and Income                                   -26.82%        N/A            -12.80%
Putnam VT International Growth                                -23.29%        N/A            -22.59%
Putnam VT Small Cap Value                                       N/A          N/A            -32.92%
Putnam VT Voyager                                             -28.33%        N/A            -29.02%



+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.






ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE PERFORMANCE DEATH BENEFIT OPTION

                                                                                    10 Years or Since
Variable Sub-Accounts                                          1 Year      5 Years       Inception+

Aggressive Equity                                             -22.85%        N/A            -27.65%
Dividend Growth                                               -22.72%        N/A            -14.28%
Equity                                                        -20.78%        N/A            -27.75%
European Growth                                               -26.20%        N/A            -26.77%
Global Advantage                                              -27.69%        N/A            -31.89%
Global Dividend Growth                                        -17.03%        N/A            -15.46%
High Yield                                                    -19.51%        N/A            -36.11%
Income Builder                                                -15.78%        N/A            -9.02%
Information                                                   -41.98%        N/A            -56.94%
Limited Duration                                               -2.62%        N/A             2.04%
Money Market                                                   -4.79%        N/A            -0.37%
Pacific Growth                                                -22.52%        N/A            -35.69%
Quality Income Plus                                            -1.47%        N/A             5.32%
S&P 500 Index                                                 -26.85%        N/A            -26.06%
Strategist                                                    -17.24%        N/A            -14.78%
Utilities                                                     -36.95%        N/A            -28.28%
Morgan Stanley UIF Emerging Markets Equity                     0.38%         N/A            -10.97%
Morgan Stanley UIF Equity Growth                              -28.77%        N/A            -9.31%
Morgan Stanley UIF International Magnum                       -23.56%        N/A            -10.50%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -34.01%
Morgan Stanley UIF Mid Cap Value                              -25.85%        N/A            -13.69%
Morgan Stanley UIF U.S. Real Estate                            -2.10%        N/A             3.04%
Van Kampen LIT Comstock, Class II                               N/A          N/A           -32.79%
Van Kampen LIT Emerging Growth, Class I                       -29.39%        N/A            -1.22%
Van Kampen LIT Emerging Growth, Class                         -29.60%        N/A            -38.93%
AIM V.I. Capital Appreciation                                 -20.92%        N/A            -27.06%
AIM V.I. Growth                                               -35.50%        N/A            -36.96%
AIM V.I. Premier Equity                                       -33.61%        N/A            -26.99%
Alliance Growth                                               -23.44%        N/A            -29.15%
Alliance Growth and Income                                    -27.02%        N/A            -9.86%
Alliance Premier Growth                                       -28.45%        N/A            -27.76%
LSA Aggressive Growth                                           N/A          N/A            -30.24%
Putnam VT Growth and Income                                   -26.92%        N/A            -12.92%
Putnam VT International Growth                                -23.40%        N/A            -22.70%
Putnam VT Small Cap Value                                       N/A          N/A            -32.96%
Putnam VT Voyager                                             -28.42%        N/A            -29.13%





+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.




ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE DEATH BENEFIT COMBINATION OPTION

                                                                                        10 Years or Since
Variable Sub-Accounts                                         1 Year         5 Years       Inception+

Aggressive Equity                                             -22.94%        N/A            -27.74%
Dividend Growth                                               -22.81%        N/A            -14.38%
Equity                                                        -20.88%        N/A            -27.84%
European Growth                                               -26.29%        N/A            -26.86%
Global Advantage                                              -27.78%        N/A            -31.97%
Global Dividend Growth                                        -17.13%        N/A            -15.56%
High Yield                                                    -19.60%        N/A            -36.19%
Income Builder                                                -15.88%        N/A            -9.13%
Information                                                   -42.05%        N/A            -57.00%
Limited Duration                                               -2.73%        N/A             1.93%
Money Market                                                   -4.90%        N/A            -0.49%
Pacific Growth                                                -22.61%        N/A            -35.77%
Quality Income Plus                                            -1.59%        N/A             5.20%
S&P 500 Index                                                 -26.94%        N/A            -26.15%
Strategist                                                    -17.34%        N/A            -14.88%
Utilities                                                     -37.03%        N/A            -28.37%
Morgan Stanley UIF Emerging Markets Equity                     0.26%         N/A            -11.07%
Morgan Stanley UIF Equity Growth                              -28.85%        N/A            -9.42%
Morgan Stanley UIF International Magnum                       -23.65%        N/A            -10.61%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -34.05%
Morgan Stanley UIF Mid Cap Value                              -25.94%        N/A            -13.79%
Morgan Stanley UIF U.S. Real Estate                            -2.21%        N/A             2.93%
Van Kampen LIT Comstock, Class II                               N/A          N/A            -32.83%
Van Kampen LIT Emerging Growth, Class I                       -29.47%        N/A            -1.33%
Van Kampen LIT Emerging Growth, Class                         -29.69%        N/A            -39.00%
AIM V.I. Capital Appreciation                                 -21.01%        N/A            -27.15%
AIM V.I. Growth                                               -35.58%        N/A            -37.04%
AIM V.I. Premier Equity                                       -33.69%        N/A            -27.08%
Alliance Growth                                               -23.53%        N/A            -29.23%
Alliance Growth and Income                                    -27.11%        N/A            -9.96%
Alliance Premier Growth                                       -28.53%        N/A            -27.85%
LSA Aggressive Growth                                           N/A          N/A            -30.27%
Putnam VT Growth and Income                                   -27.00%        N/A            -13.02%
Putnam VT International Growth                                -23.49%        N/A            -22.79%
Putnam VT Small Cap Value                                       N/A          N/A            -32.99%
Putnam VT Voyager                                             -28.51%        N/A            -29.21%



+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.




ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE INCOME BENEFIT COMBINATION OPTION 2

                                                                                    10 Years or Since
Variable Sub-Accounts                                         1 Year      5 Years          Inception+
Aggressive Equity                                             -22.99%        N/A            -27.78%
Dividend Growth                                               -22.85%        N/A            -14.43%
Equity                                                        -20.93%        N/A            -27.89%
European Growth                                               -26.33%        N/A            -26.91%
Global Advantage                                              -27.82%        N/A            -32.02%
Global Dividend Growth                                        -17.18%        N/A            -15.61%
High Yield                                                    -19.65%        N/A            -36.23%
Income Builder                                                -15.93%        N/A            -9.18%
Information                                                   -42.09%        N/A            -57.03%
Limited Duration                                               -2.79%        N/A             1.86%
Money Market                                                   -4.96%        N/A            -0.55%
Pacific Growth                                                -22.66%        N/A            -35.81%
Quality Income Plus                                            -1.65%        N/A             5.14%
S&P 500 Index                                                 -26.98%        N/A            -26.20%
Strategist                                                    -17.39%        N/A            -14.93%
Utilities                                                     -37.07%        N/A            -28.42%
Morgan Stanley UIF Emerging Markets Equity                     0.20%         N/A            -11.13%
Morgan Stanley UIF Equity Growth                              -28.90%        N/A            -9.47%
Morgan Stanley UIF International Magnum                       -23.70%        N/A            -10.66%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -34.07%
Morgan Stanley UIF Mid Cap Value                              -25.99%        N/A            -13.84%
Morgan Stanley UIF U.S. Real Estate                            -2.27%        N/A             2.87%
Van Kampen LIT Comstock, Class II                               N/A          N/A            -32.85%
Van Kampen LIT Emerging Growth, Class I                       -29.52%        N/A            -1.40%
Van Kampen LIT Emerging Growth, Class                         -29.73%        N/A            -39.04%
AIM V.I. Capital Appreciation                                 -21.06%        N/A            -27.20%
AIM V.I. Growth                                               -35.62%        N/A            -37.09%
AIM V.I. Premier Equity                                       -33.74%        N/A            -27.13%
Alliance Growth                                               -23.58%        N/A            -29.28%
Alliance Growth and Income                                    -27.15%        N/A            -10.02%
Alliance Premier Growth                                       -28.58%        N/A            -27.90%
LSA Aggressive Growth                                           N/A          N/A            -30.29%
Putnam VT Growth and Income                                   -27.05%        N/A            -13.08%
Putnam VT International Growth                                -23.54%        N/A            -22.84%
Putnam VT Small Cap Value                                       N/A          N/A            -33.01%
Putnam VT Voyager                                             -28.55%        N/A            -29.26%


+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.





ENHANCED  EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) AND THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2

                                                                                      10 Years or Since
Variable Sub-Accounts                                           1 Year      5 Years       Inception+

Aggressive Equity                                             -23.15%        N/A            -27.94%
Dividend Growth                                               -23.02%        N/A            -14.61%
Equity                                                        -21.10%        N/A            -28.05%
European Growth                                               -26.49%        N/A            -27.07%
Global Advantage                                              -27.98%        N/A            -32.17%
Global Dividend Growth                                        -17.36%        N/A            -15.79%
High Yield                                                    -19.82%        N/A            -36.37%
Income Builder                                                -16.11%        N/A            -9.38%
Information                                                   -42.22%        N/A            -57.14%
Limited Duration                                               -3.00%        N/A             1.65%
Money Market                                                   -5.16%        N/A            -0.76%
Pacific Growth                                                -22.82%        N/A            -35.95%
Quality Income Plus                                            -1.86%        N/A             4.92%
S&P 500 Index                                                 -27.14%        N/A            -26.36%
Strategist                                                    -17.56%        N/A            -15.12%
Utilities                                                     -37.20%        N/A            -28.57%
Morgan Stanley UIF Emerging Markets Equity                     -0.01%        N/A            -11.31%
Morgan Stanley UIF Equity Growth                              -29.05%        N/A            -9.66%
Morgan Stanley UIF International Magnum                       -23.86%        N/A            -10.85%
Morgan Stanley UIF Mid Cap Growth                               N/A          N/A            -34.12%
Morgan Stanley UIF Mid Cap Value                              -26.15%        N/A            -14.03%
Morgan Stanley UIF U.S. Real Estate                            -2.48%        N/A             2.66%
Van Kampen LIT Comstock, Class II                               N/A          N/A            -32.91%
Van Kampen LIT Emerging Growth, Class I                       -29.67%        N/A            -1.60%
Van Kampen LIT Emerging Growth, Class                         -29.88%        N/A            -39.18%
AIM V.I. Capital Appreciation                                 -21.23%        N/A            -27.36%
AIM V.I. Growth                                               -35.76%        N/A            -37.23%
AIM V.I. Premier Equity                                       -33.88%        N/A            -27.29%
Alliance Growth                                               -23.74%        N/A            -29.44%
Alliance Growth and Income                                    -27.31%        N/A            -10.21%
Alliance Premier Growth                                       -28.73%        N/A            -28.06%
LSA Aggressive Growth                                           N/A          N/A            -30.35%
Putnam VT Growth and Income                                   -27.21%        N/A            -13.26%
Putnam VT International Growth                                -23.70%        N/A            -23.01%
Putnam VT Small Cap Value                                       N/A          N/A            -33.07%
Putnam VT Voyager                                             -28.71%        N/A            -29.42%



+Please refer to the table at the beginning of this section for the inception dates of the Variable Sub-Account.




 NON-STANDARDIZED TOTAL RETURNS

From time to time, we also may quote rates of return that reflect changes in the values of each Variable Sub-Account's accumulation units. We may quote these "non-standardized total returns" on an annualized, cumulative, year-by-year, or other basis. These rates of return take into account asset-based charges, such as the mortality and expense risk charge and administration charge as well as the contract maintenance charge. However, these rates of return do not reflect, withdrawal charges or any taxes. Such charges, if reflected, would reduce the performance shown.

Annualized returns reflect the rate of return that, when compounded annually, would equal the cumulative rate of return for the period shown. We compute annualized returns according to the following formula:

Annualized Return =  (1+r)1/n-1

        where:  r = cumulative rate of return for the period shown, and

                    n = number of years in the period.

The method of computing annualized rates of return is similar to that for computing standardized performance, described above, except that rather than using a hypothetical $1,000 investment and the ending redeemable value thereof, we use the changes in value of an accumulation unit.

Cumulative rates of return reflect the cumulative change in value of an accumulation unit over the period shown. Year-by-year rates of return reflect the change in value of accumulation unit during the course of each year shown. We compute these returns by dividing the accumulation unit value at the end of each period shown, by accumulation unit value at the beginning of that period, and subtracting one. We compute other total returns on a similar basis.

We may quote non-standardized total returns for 1, 3, 5, and 10 year periods, or period since inception of the Variable Sub-Account's operations, as well as other periods, such as "year-to-date" (prior calendar year end to the day stated in the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); the prior calendar year; and the "n" most recent calendar years.

The non-standardized average annual total returns for the Variable Sub-Accounts for the periods ended September 30, 2002 are set out below. No non-standardized total returns are shown for the Money Market Variable Sub-Account

The Variable Annuity 3 Contracts were first offered to the public on June 5, 2000. Accordingly, performance figures for Variable Sub-Accounts prior to those dates reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Variable Annuity 3 Contracts, excluding the withdrawal charge but including the contract maintenance charges. In addition, the performance figures for periods prior to the availability of an optional income benefit, death benefit or combination thereof have been adjusted to reflect the current charge for such features as if they had been available throughout the periods shown.



The inception dates of each Variable Sub-Account appears under "Standardized Total Returns" above.



BASE CONTRACT

                                                                                   10 Years or Since
Variable Sub-Accounts                                       1 Year      5 Years         Inception
Aggressive Equity                                           -18.13%        N/A           -24.44%
Dividend Growth                                             -17.99%        N/A           -11.54%
Equity                                                      -16.05%        N/A           -24.54%
European Growth                                             -21.49%        N/A           -23.59%
Global Advantage                                            -22.99%        N/A           -28.47%
Global Dividend Growth                                      -12.28%        N/A           -12.69%
High Yield                                                  -14.77%        N/A           -32.45%
Income Builder                                              -11.02%        N/A            -6.43%
Information                                                 -37.35%        N/A           -52.03%
Limited Duration                                             2.20%         N/A            4.41%
Money Market                                                 0.02%         N/A            2.03%
Pacific Growth                                              -17.79%        N/A           -32.06%
Quality Income Plus                                          3.35%         N/A            7.63%
S&P 500 Index                                               -22.15%        N/A           -22.91%
Strategist                                                  -12.49%        N/A           -12.03%
Utilities                                                   -32.30%        N/A           -25.05%
Morgan Stanley UIF Emerging Markets Equity                   5.22%         N/A            -9.60%
Morgan Stanley UIF Equity Growth                            -24.07%        N/A            -8.01%
Morgan Stanley UIF International Magnum                     -18.84%        N/A            -9.16%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.69%
Morgan Stanley UIF Mid Cap Value                            -21.15%        N/A           -11.18%
Morgan Stanley UIF U.S. Real Estate                          2.73%         N/A            4.16%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.47%
Van Kampen LIT Emerging Growth, Class I                     -24.70%        N/A            -0.10%
Van Kampen LIT Emerging Growth, Class                       -24.92%        N/A           -34.82%
AIM V.I. Capital Appreciation                               -16.19%        N/A           -23.98%
AIM V.I. Growth                                             -30.84%        N/A           -33.23%
AIM V.I. Premier Equity                                     -28.94%        N/A           -23.91%
Alliance Growth                                             -18.72%        N/A           -25.94%
Alliance Growth and Income                                  -22.32%        N/A            -7.47%
Alliance Premier Growth                                     -23.76%        N/A           -24.64%
LSA Aggressive Growth                                         N/A          N/A           -24.91%
Putnam VT Growth and Income                                 -22.21%        N/A           -10.44%
Putnam VT International Growth                              -18.68%        N/A           -19.83%
Putnam VT Small Cap Value                                     N/A          N/A           -27.64%
Putnam VT Voyager                                           -23.73%        N/A           -25.92%





PERFORMANCE DEATH BENEFIT

                                                                                  10 Years or Since
Variable Sub-Accounts                                       1 Year      5 Years       Inception
Aggressive Equity                                           -18.23%        N/A           -24.53%
Dividend Growth                                             -18.10%        N/A           -11.66%
Equity                                                      -16.16%        N/A           -24.63%
European Growth                                             -21.60%        N/A           -23.69%
Global Advantage                                            -23.09%        N/A           -28.56%
Global Dividend Growth                                      -12.40%        N/A           -12.80%
High Yield                                                  -14.88%        N/A           -32.54%
Income Builder                                              -11.14%        N/A            -6.55%
Information                                                 -37.44%        N/A           -52.09%
Limited Duration                                             2.07%         N/A            4.27%
Money Market                                                -0.11%         N/A            1.90%
Pacific Growth                                              -17.90%        N/A           -32.15%
Quality Income Plus                                          3.22%         N/A            7.49%
S&P 500 Index                                               -22.25%        N/A           -23.01%
Strategist                                                  -12.60%        N/A           -12.15%
Utilities                                                   -32.39%        N/A           -25.14%
Morgan Stanley UIF Emerging Markets Equity                   5.08%         N/A            -9.71%
Morgan Stanley UIF Equity Growth                            -24.17%        N/A            -8.13%
Morgan Stanley UIF International Magnum                     -18.95%        N/A            -9.28%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.73%
Morgan Stanley UIF Mid Cap Value                            -21.25%        N/A           -11.29%
Morgan Stanley UIF U.S. Real Estate                          2.59%         N/A            4.02%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.51%
Van Kampen LIT Emerging Growth, Class I                     -24.80%        N/A            -0.23%
Van Kampen LIT Emerging Growth, Class                       -25.01%        N/A           -34.91%
AIM V.I. Capital Appreciation                               -16.30%        N/A           -24.07%
AIM V.I. Growth                                             -30.93%        N/A           -33.32%
AIM V.I. Premier Equity                                     -29.04%        N/A           -24.01%
Alliance Growth                                             -18.83%        N/A           -26.04%
Alliance Growth and Income                                  -22.42%        N/A            -7.59%
Alliance Premier Growth                                     -23.85%        N/A           -24.74%
LSA Aggressive Growth                                         N/A          N/A           -24.95%
Putnam VT Growth and Income                                 -22.32%        N/A           -10.55%
Putnam VT International Growth                              -18.78%        N/A           -19.93%
Putnam VT Small Cap Value                                     N/A          N/A           -27.68%
Putnam VT Voyager                                           -23.83%        N/A           -26.02%





DEATH BENEFIT COMBINATION OPTION

                                                                                   10 Years or Since
Variable Sub-Accounts                                        1 Year      5 Years       Inception

Aggressive Equity                                           -18.32%        N/A           -24.62%
Dividend Growth                                             -18.19%        N/A           -11.75%
Equity                                                      -16.25%        N/A           -24.72%
European Growth                                             -21.68%        N/A           -23.78%
Global Advantage                                            -23.18%        N/A           -28.64%
Global Dividend Growth                                      -12.49%        N/A           -12.90%
High Yield                                                  -14.98%        N/A           -32.61%
Income Builder                                              -11.24%        N/A            -6.65%
Information                                                 -37.51%        N/A           -52.14%
Limited Duration                                             1.95%         N/A            4.16%
Money Market                                                -0.22%         N/A            1.79%
Pacific Growth                                              -17.99%        N/A           -32.22%
Quality Income Plus                                          3.10%         N/A            7.37%
S&P 500 Index                                               -22.34%        N/A           -23.10%
Strategist                                                  -12.70%        N/A           -12.24%
Utilities                                                   -32.46%        N/A           -25.23%
Morgan Stanley UIF Emerging Markets Equity                   4.96%         N/A            -9.81%
Morgan Stanley UIF Equity Growth                            -24.26%        N/A            -8.23%
Morgan Stanley UIF International Magnum                     -19.04%        N/A            -9.38%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.77%
Morgan Stanley UIF Mid Cap Value                            -21.34%        N/A           -11.39%
Morgan Stanley UIF U.S. Real Estate                          2.48%         N/A            3.91%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.54%
Van Kampen LIT Emerging Growth, Class I                     -24.88%        N/A            -0.34%
Van Kampen LIT Emerging Growth, Class                       -25.10%        N/A           -34.98%
AIM V.I. Capital Appreciation                               -16.39%        N/A           -24.16%
AIM V.I. Growth                                             -31.01%        N/A           -33.39%
AIM V.I. Premier Equity                                     -29.12%        N/A           -24.09%
Alliance Growth                                             -18.92%        N/A           -26.12%
Alliance Growth and Income                                  -22.51%        N/A            -7.69%
Alliance Premier Growth                                     -23.94%        N/A           -24.82%
LSA Aggressive Growth                                         N/A          N/A           -24.98%
Putnam VT Growth and Income                                 -22.40%        N/A           -10.65%
Putnam VT International Growth                              -18.87%        N/A           -20.02%
Putnam VT Small Cap Value                                     N/A          N/A           -27.71%
Putnam VT Voyager                                           -23.91%        N/A           -26.10%







INCOME BENEFIT COMBINATION 2

                                                                                  10 Years or Since
Variable Sub-Accounts                                        1 Year      5 Years       Inception

Aggressive Equity                                           -18.37%        N/A           -24.66%
Dividend Growth                                             -18.24%        N/A           -11.81%
Equity                                                      -16.31%        N/A           -24.76%
European Growth                                             -21.73%        N/A           -23.82%
Global Advantage                                            -23.22%        N/A           -28.69%
Global Dividend Growth                                      -12.55%        N/A           -12.95%
High Yield                                                  -15.03%        N/A           -32.65%
Income Builder                                              -11.29%        N/A            -6.71%
Information                                                 -37.54%        N/A           -52.17%
Limited Duration                                             1.89%         N/A            4.09%
Money Market                                                -0.28%         N/A            1.73%
Pacific Growth                                              -18.04%        N/A           -32.26%
Quality Income Plus                                          3.04%         N/A            7.31%
S&P 500 Index                                               -22.38%        N/A           -23.14%
Strategist                                                  -12.75%        N/A           -12.30%
Utilities                                                   -32.50%        N/A           -25.27%
Morgan Stanley UIF Emerging Markets Equity                   4.90%         N/A            -9.87%
Morgan Stanley UIF Equity Growth                            -24.30%        N/A            -8.28%
Morgan Stanley UIF International Magnum                     -19.08%        N/A            -9.43%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.78%
Morgan Stanley UIF Mid Cap Value                            -21.38%        N/A           -11.44%
Morgan Stanley UIF U.S. Real Estate                          2.42%         N/A            3.84%
Van Kampen LIT Comstock, Class II                             N/A          N/A          -27.56%
Van Kampen LIT Emerging Growth, Class I                     -24.92%        N/A            -0.40%
Van Kampen LIT Emerging Growth, Class                       -25.14%        N/A           -35.02%
AIM V.I. Capital Appreciation                               -16.44%        N/A           -24.20%
AIM V.I. Growth                                             -31.05%        N/A           -33.43%
AIM V.I. Premier Equity                                     -29.16%        N/A           -24.14%
Alliance Growth                                             -18.97%        N/A           -26.16%
Alliance Growth and Income                                  -22.56%        N/A            -7.74%
Alliance Premier Growth                                     -23.98%        N/A           -24.87%
LSA Aggressive Growth                                         N/A          N/A           -25.00%
Putnam VT Growth and Income                                 -22.45%        N/A           -10.70%
Putnam VT International Growth                              -18.92%        N/A           -20.07%
Putnam VT Small Cap Value                                     N/A          N/A           -27.73%
Putnam VT Voyager                                           -23.96%        N/A           -26.15%





INCOME AND DEATH BENEFIT COMBINATION 2

                                                                                    10 Years or Since
Variable Sub-Accounts                                         1 Year      5 Years       Inception

Aggressive Equity                                           -18.54%        N/A           -24.81%
Dividend Growth                                             -18.40%        N/A           -11.98%
Equity                                                      -16.47%        N/A           -24.91%
European Growth                                             -21.89%        N/A           -23.98%
Global Advantage                                            -23.38%        N/A           -28.83%
Global Dividend Growth                                      -12.72%        N/A           -13.12%
High Yield                                                  -15.20%        N/A           -32.79%
Income Builder                                              -11.47%        N/A            -6.89%
Information                                                 -37.67%        N/A           -52.27%
Limited Duration                                             1.69%         N/A            3.89%
Money Market                                                -0.48%         N/A            1.52%
Pacific Growth                                              -18.21%        N/A           -32.40%
Quality Income Plus                                          2.83%         N/A            7.09%
S&P 500 Index                                               -22.54%        N/A           -23.30%
Strategist                                                  -12.93%        N/A           -12.47%
Utilities                                                   -32.64%        N/A           -25.42%
Morgan Stanley UIF Emerging Markets Equity                   4.69%         N/A           -10.05%
Morgan Stanley UIF Equity Growth                            -24.46%        N/A            -8.47%
Morgan Stanley UIF International Magnum                     -19.25%        N/A            -9.61%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.84%
Morgan Stanley UIF Mid Cap Value                            -21.54%        N/A           -11.62%
Morgan Stanley UIF U.S. Real Estate                          2.21%         N/A            3.64%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.62%
Van Kampen LIT Emerging Growth, Class I                     -25.08%        N/A            -0.60%
Van Kampen LIT Emerging Growth, Class                       -25.29%        N/A           -35.15%
AIM V.I. Capital Appreciation                               -16.61%        N/A           -24.36%
AIM V.I. Growth                                             -31.19%        N/A           -33.57%
AIM V.I. Premier Equity                                     -29.30%        N/A           -24.29%
Alliance Growth                                             -19.13%        N/A           -26.31%
Alliance Growth and Income                                  -22.71%        N/A            -7.93%
Alliance Premier Growth                                     -24.14%        N/A           -25.02%
LSA Aggressive Growth                                         N/A          N/A           -25.06%
Putnam VT Growth and Income                                 -22.61%        N/A           -10.88%
Putnam VT International Growth                              -19.09%        N/A           -20.23%
Putnam VT Small Cap Value                                     N/A          N/A           -27.79%
Putnam VT Voyager                                           -24.11%        N/A           -26.29%







ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75)
                                                                                    10 Years or Since
Variable Sub-Accounts                                        1 Year       5 Years      Inception
Aggressive Equity                                           -18.41%        N/A           -24.70%
Dividend Growth                                             -18.28%        N/A           -11.85%
Equity                                                      -16.35%        N/A           -24.80%
European Growth                                             -21.77%        N/A           -23.86%
Global Advantage                                            -23.26%        N/A           -28.72%
Global Dividend Growth                                      -12.59%        N/A           -12.99%
High Yield                                                  -15.07%        N/A           -32.69%
Income Builder                                              -11.34%        N/A            -6.75%
Information                                                 -37.58%        N/A           -52.20%
Limited Duration                                             1.84%         N/A            4.04%
Money Market                                                -0.33%         N/A            1.68%
Pacific Growth                                              -18.08%        N/A           -32.30%
Quality Income Plus                                          2.99%         N/A            7.25%
S&P 500 Index                                               -22.42%        N/A           -23.18%
Strategist                                                  -12.80%        N/A           -12.34%
Utilities                                                   -32.54%        N/A           -25.31%
Morgan Stanley UIF Emerging Markets Equity                   4.85%         N/A            -9.91%
Morgan Stanley UIF Equity Growth                            -24.34%        N/A            -8.33%
Morgan Stanley UIF International Magnum                     -19.12%        N/A            -9.48%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.80%
Morgan Stanley UIF Mid Cap Value                            -21.42%        N/A           -11.49%
Morgan Stanley UIF U.S. Real Estate                          2.36%         N/A            3.79%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.58%
Van Kampen LIT Emerging Growth, Class I                     -24.96%        N/A            -0.45%
Van Kampen LIT Emerging Growth, Class                       -25.18%        N/A           -35.05%
AIM V.I. Capital Appreciation                               -16.48%        N/A           -24.24%
AIM V.I. Growth                                             -31.09%        N/A           -33.47%
AIM V.I. Premier Equity                                     -29.19%        N/A           -24.18%
Alliance Growth                                             -19.01%        N/A           -26.20%
Alliance Growth and Income                                  -22.59%        N/A            -7.79%
Alliance Premier Growth                                     -24.02%        N/A           -24.90%
LSA Aggressive Growth                                         N/A          N/A           -25.02%
Putnam VT Growth and Income                                 -22.49%        N/A           -10.75%
Putnam VT International Growth                              -18.96%        N/A           -20.11%
Putnam VT Small Cap Value                                     N/A          N/A           -27.74%
Putnam VT Voyager                                           -24.00%        N/A           -26.18%




ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE PERFORMANCE DEATH BENEFIT OPTION

                                                                                  10 Years or Since
Variable Sub-Accounts                                        1 Year      5 Years       Inception
Aggressive Equity                                           -18.52%        N/A           -24.80%
Dividend Growth                                             -18.39%        N/A           -11.97%
Equity                                                      -16.46%        N/A           -24.90%
European Growth                                             -21.87%        N/A           -23.96%
Global Advantage                                            -23.36%        N/A           -28.81%
Global Dividend Growth                                      -12.70%        N/A           -13.11%
High Yield                                                  -15.18%        N/A           -32.78%
Income Builder                                              -11.45%        N/A            -6.88%
Information                                                 -37.66%        N/A           -52.26%
Limited Duration                                             1.71%         N/A            3.91%
Money Market                                                -0.46%         N/A            1.54%
Pacific Growth                                              -18.19%        N/A           -32.38%
Quality Income Plus                                          2.85%         N/A            7.11%
S&P 500 Index                                               -22.52%        N/A           -23.28%
Strategist                                                  -12.91%        N/A           -12.45%
Utilities                                                   -32.62%        N/A           -25.41%
Morgan Stanley UIF Emerging Markets Equity                   4.71%         N/A           -10.03%
Morgan Stanley UIF Equity Growth                            -24.44%        N/A            -8.45%
Morgan Stanley UIF International Magnum                     -19.23%        N/A            -9.60%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.84%
Morgan Stanley UIF Mid Cap Value                            -21.53%        N/A           -11.60%
Morgan Stanley UIF U.S. Real Estate                          2.23%         N/A            3.66%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.62%
Van Kampen LIT Emerging Growth, Class I                     -25.06%        N/A            -0.58%
Van Kampen LIT Emerging Growth, Class                       -25.28%        N/A           -35.13%
AIM V.I. Capital Appreciation                               -16.59%        N/A           -24.34%
AIM V.I. Growth                                             -31.18%        N/A           -33.55%
AIM V.I. Premier Equity                                     -29.29%        N/A           -24.27%
Alliance Growth                                             -19.11%        N/A           -26.30%
Alliance Growth and Income                                  -22.70%        N/A            -7.91%
Alliance Premier Growth                                     -24.12%        N/A           -25.00%
LSA Aggressive Growth                                         N/A          N/A           -25.06%
Putnam VT Growth and Income                                 -22.59%        N/A           -10.86%
Putnam VT International Growth                              -19.07%        N/A           -20.21%
Putnam VT Small Cap Value                                     N/A          N/A           -27.78%
Putnam VT Voyager                                           -24.10%        N/A           -26.28%





ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE DEATH BENEFIT COMBINATION OPTION

                                                                                    10 Years or Since
Variable Sub-Accounts                                        1 Year      5 Years       Inception

Aggressive Equity                                           -18.61%        N/A           -24.88%
Dividend Growth                                             -18.48%        N/A           -12.06%
Equity                                                      -16.55%        N/A           -24.98%
European Growth                                             -21.96%        N/A           -24.04%
Global Advantage                                            -23.45%        N/A           -28.89%
Global Dividend Growth                                      -12.80%        N/A           -13.20%
High Yield                                                  -15.27%        N/A           -32.85%
Income Builder                                              -11.55%        N/A            -6.98%
Information                                                 -37.73%        N/A           -52.31%
Limited Duration                                             1.60%         N/A            3.79%
Money Market                                                -0.57%         N/A            1.43%
Pacific Growth                                              -18.28%        N/A           -32.46%
Quality Income Plus                                          2.74%         N/A            6.99%
S&P 500 Index                                               -22.61%        N/A           -23.37%
Strategist                                                  -13.01%        N/A           -12.55%
Utilities                                                   -32.70%        N/A           -25.49%
Morgan Stanley UIF Emerging Markets Equity                   4.59%         N/A           -10.13%
Morgan Stanley UIF Equity Growth                            -24.52%        N/A            -8.55%
Morgan Stanley UIF International Magnum                     -19.32%        N/A            -9.69%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.87%
Morgan Stanley UIF Mid Cap Value                            -21.61%        N/A           -11.70%
Morgan Stanley UIF U.S. Real Estate                          2.12%         N/A            3.54%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.65%
Van Kampen LIT Emerging Growth, Class I                     -25.14%        N/A            -0.69%
Van Kampen LIT Emerging Growth, Class                       -25.36%        N/A           -35.21%
AIM V.I. Capital Appreciation                               -16.69%        N/A           -24.42%
AIM V.I. Growth                                             -31.25%        N/A           -33.63%
AIM V.I. Premier Equity                                     -29.36%        N/A           -24.36%
Alliance Growth                                             -19.20%        N/A           -26.38%
Alliance Growth and Income                                  -22.78%        N/A            -8.01%
Alliance Premier Growth                                     -24.20%        N/A           -25.08%
LSA Aggressive Growth                                         N/A          N/A           -25.09%
Putnam VT Growth and Income                                 -22.68%        N/A           -10.96%
Putnam VT International Growth                              -19.16%        N/A           -20.30%
Putnam VT Small Cap Value                                     N/A          N/A           -27.82%
Putnam VT Voyager                                           -24.18%        N/A           -26.36%





ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE INCOME BENEFIT COMBINATION OPTION 2

                                                                                    10 Years or Since
Variable Sub-Accounts                                         1 Year      5 Years       Inception

Aggressive Equity                                           -18.66%        N/A           -24.93%
Dividend Growth                                             -18.53%        N/A           -12.12%
Equity                                                      -16.60%        N/A           -25.03%
European Growth                                             -22.01%        N/A           -24.09%
Global Advantage                                            -23.50%        N/A           -28.93%
Global Dividend Growth                                      -12.85%        N/A           -13.25%
High Yield                                                  -15.33%        N/A           -32.89%
Income Builder                                              -11.60%        N/A            -7.03%
Information                                                 -37.76%        N/A           -52.34%
Limited Duration                                             1.53%         N/A            3.73%
Money Market                                                -0.63%         N/A            1.37%
Pacific Growth                                              -18.33%        N/A           -32.50%
Quality Income Plus                                          2.68%         N/A            6.93%
S&P 500 Index                                               -22.66%        N/A           -23.41%
Strategist                                                  -13.06%        N/A           -12.60%
Utilities                                                   -32.74%        N/A           -25.53%
Morgan Stanley UIF Emerging Markets Equity                   4.53%         N/A           -10.18%
Morgan Stanley UIF Equity Growth                            -24.57%        N/A            -8.60%
Morgan Stanley UIF International Magnum                     -19.37%        N/A            -9.75%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.89%
Morgan Stanley UIF Mid Cap Value                            -21.66%        N/A           -11.75%
Morgan Stanley UIF U.S. Real Estate                          2.06%         N/A            3.48%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.67%
Van Kampen LIT Emerging Growth, Class I                     -25.19%        N/A            -0.75%
Van Kampen LIT Emerging Growth, Class                       -25.40%        N/A           -35.24%
AIM V.I. Capital Appreciation                               -16.74%        N/A           -24.47%
AIM V.I. Growth                                             -31.29%        N/A           -33.67%
AIM V.I. Premier Equity                                     -29.41%        N/A           -24.40%
Alliance Growth                                             -19.25%        N/A           -26.42%
Alliance Growth and Income                                  -22.83%        N/A            -8.07%
Alliance Premier Growth                                     -24.25%        N/A           -25.13%
LSA Aggressive Growth                                         N/A          N/A           -25.11%
Putnam VT Growth and Income                                 -22.72%        N/A           -11.02%
Putnam VT International Growth                              -19.21%        N/A           -20.35%
Putnam VT Small Cap Value                                     N/A          N/A           -27.83%
Putnam VT Voyager                                           -24.23%        N/A           -26.40%






ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) AND THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2

                                                                                   10 Years or Since
Variable Sub-Accounts                                        1 Year      5 Years       Inception

Aggressive Equity                                           -18.82%        N/A           -25.08%
Dividend Growth                                             -18.69%        N/A           -12.29%
Equity                                                      -16.77%        N/A           -25.18%
European Growth                                             -22.16%        N/A           -24.24%
Global Advantage                                            -23.65%        N/A           -29.08%
Global Dividend Growth                                      -13.03%        N/A           -13.43%
High Yield                                                  -15.50%        N/A           -33.02%
Income Builder                                              -11.78%        N/A            -7.22%
Information                                                 -37.89%        N/A           -52.43%
Limited Duration                                             1.33%         N/A            3.52%
Money Market                                                -0.83%         N/A            1.17%
Pacific Growth                                              -18.49%        N/A           -32.63%
Quality Income Plus                                          2.47%         N/A            6.72%
S&P 500 Index                                               -22.81%        N/A           -23.57%
Strategist                                                  -13.24%        N/A           -12.78%
Utilities                                                   -32.88%        N/A           -25.68%
Morgan Stanley UIF Emerging Markets Equity                   4.32%         N/A           -10.36%
Morgan Stanley UIF Equity Growth                            -24.72%        N/A            -8.79%
Morgan Stanley UIF International Magnum                     -19.53%        N/A            -9.93%
Morgan Stanley UIF Mid Cap Growth                             N/A          N/A           -28.95%
Morgan Stanley UIF Mid Cap Value                            -21.82%        N/A           -11.93%
Morgan Stanley UIF U.S. Real Estate                          1.85%         N/A            3.28%
Van Kampen LIT Comstock, Class II                             N/A          N/A           -27.73%
Van Kampen LIT Emerging Growth, Class I                     -25.34%        N/A            -0.94%
Van Kampen LIT Emerging Growth, Class                       -25.56%        N/A           -35.37%
AIM V.I. Capital Appreciation                               -16.90%        N/A           -24.62%
AIM V.I. Growth                                             -31.43%        N/A           -33.80%
AIM V.I. Premier Equity                                     -29.55%        N/A           -24.55%
Alliance Growth                                             -19.41%        N/A           -26.57%
Alliance Growth and Income                                  -22.98%        N/A            -8.25%
Alliance Premier Growth                                     -24.40%        N/A           -25.28%
LSA Aggressive Growth                                         N/A          N/A           -25.17%
Putnam VT Growth and Income                                 -22.88%        N/A           -11.19%
Putnam VT International Growth                              -19.37%        N/A           -20.51%
Putnam VT Small Cap Value                                     N/A          N/A           -27.89%
Putnam VT Voyager                                           -24.38%        N/A           -26.55%





ADJUSTED HISTORICAL TOTAL RETURNS

We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract.

Where the returns included in the following tables give effect to the Enhanced Earnings Death Benefit Plus Option, the performance figures have been adjusted to reflect the current charge for the feature as if that feature had been available throughout the periods shown.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended September 30, 2002 are set out below. No adjusted historical total returns are shown for the Money Market Variable Sub-Account.

The following list provides the inception date for the Portfolio corresponding to each of the Variable Sub-Accounts included in the tables.


                                                              Inception Date of
Variable Sub-Account                                          Corresponding Portfolio

--------------------                                             ---------
Aggressive Equity*                                            May 1, 1999
Dividend Growth*                                              March 1, 1990
Equity*                                                       March 9, 1984
European Growth*                                              March 1, 1990
Global Advantage*                                             May 18, 1998
Global Dividend Growth*                                       February 24, 1997
High Yield*                                                   March 9, 1984
Income Builder*                                               February 24, 1997
Information                                                   November 6, 2000
Limited Duration*                                             May 2, 1999
Money Market                                                  March 8, 1984
Pacific Growth*                                               March 1, 1991
Quality Income Plus*                                          March 1, 1987
S&P 500 Index*                                                May 18, 1998
Strategist*                                                   March 1, 1987
Utilities*                                                    March 1, 1990




Morgan Stanley UIF Emerging Markets Equity                    January 21, 1997
Morgan Stanley UIF Equity Growth                              January 2, 1997
Morgan Stanley UIF International Magnum                       January 2, 1997
Morgan Stanley UIF Mid Cap Growth                             October 18, 1999
Morgan Stanley UIF Mid Cap Value                              January 2, 1997
Morgan Stanley UIF U.S. Real Estate                           March 4, 1997


Van Kampen LIT Comstock****                                   April 30, 1999
Van Kampen LIT Emerging Growth****                            July 3, 1995

AIM V.I. Capital Appreciation                                 May 5, 1993
AIM V.I. Growth                                               May 5, 1993
AIM V.I. Premier Equity                                       May 5, 1993

Alliance Growth**                                             September 15, 1994
Alliance Growth and Income**                                  January 14, 1991
Alliance Premier Growth**                                     July 14, 1999

LSA Aggressive Growth                                         August 14, 2001

Putnam VT Growth and Income***                                February 1, 1988
Putnam VT International Growth***                             January 2, 1997
Putnam VT Small Cap Value                                     May 1, 2002
Putnam VT Voyager***                                          February 1, 1988


* The Portfolio's Class Y shares ("12b-1 class") corresponding to these Variable Sub-Accounts were first offered on June 5, 2000. For periods prior to June 5, 2000, the performance shown is based on the historical performance of the Portfolios' Class X shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios are shown above.

** The Portfolios' Class B shares ("12b-1 class") corresponding to the Alliance Growth, Alliance Growth and Income and Premier Growth Variable Sub-Accounts were first offered on June 1, 1999. For periods prior to this date, the performance shown is based on the historical performance of the Portfolios' Class A shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios' are as shown above.

*** The Portfolios' Class IB shares ("12b-1 class") corresponding to the Putnam VT Growth and Income, International Growth, and Voyager Variable Sub-Accounts were first offered on April 6, 1998, April 30, 1998 and April 30, 1998 respectively. For periods prior to these dates, the performance shown is based on Class IA shares "non 12b-1 class" adjusted to reflect the current expenses of the 12b-1 class. The inception dates for the Portfolios are as shown above.

****The Fund's Class II shares ("12b-1 class") corresponding to the Emerging Growth and Comstock Sub-Accounts were first offered on May 17, 2001 and May 1, 2002, respectively. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class II shares ("non 12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception date for the Funds is shown above.


BASE CONTRACT
                                                                                             10 Years or Since
Variable Sub-Accounts                                                1 Year      5 Years       Inception+
Aggressive Equity*                                                    -22.45%       N/A           -9.27%
Dividend Growth*                                                      -22.32%      -5.17%          5.66%
Equity*                                                               -20.38%      -1.49%          9.22%
European Growth*                                                      -25.82%      -4.21%          8.40%
Global Advantage*                                                     -27.32%       N/A           -14.27%
Global Dividend Growth*                                               -16.61%      -3.98%          3.36%
High Yield*                                                           -19.10%     -19.82%         -5.90%
Income Builder*                                                       -15.35%      -2.00%          1.12%
Information*                                                          -41.68%       N/A           -56.69%
Limited Duration*                                                     -2.13%        N/A            2.42%
Money Market*                                                         -4.31%       2.43%           2.70%
Pacific Growth*                                                       -22.12%     -18.36%         -12.58%
Quality Income Plus*                                                  -0.98%       4.23%           5.13%
S&P 500 Index*                                                        -26.48%       N/A           -8.22%
Strategist*                                                           -16.82%      0.69%           5.14%
Utilities*                                                            -36.63%      -5.40%          2.21%
Morgan Stanley UIF Emerging Markets Equity                             0.89%       -12.26%        -7.20%
Morgan Stanley UIF Equity Growth                                      -28.40%      -4.29%          0.45%
Morgan Stanley UIF International Magnum                               -23.17%      -8.72%         -5.31%
Morgan Stanley UIF Mid Cap Growth                                     -27.02%       N/A           -18.95%
Morgan Stanley UIF Mid Cap Value                                      -25.47%      -2.15%          4.43%
Morgan Stanley UIF U.S. Real Estate                                   -1.60%       2.94%           5.25%
Van Kampen LIT Comstock, Class II*                                    -27.97%       N/A           -7.21%
Van Kampen LIT Emerging Growth, Class I                              -29.02%      0.75%           8.32%
Van Kampen LIT Emerging Growth, Class II*                             -29.24%      0.49%           8.05%
AIM V.I. Capital Appreciation                                        -20.52%      -6.73%          5.44%
AIM V.I. Growth                                                      -35.17%     -11.36%          1.73%
AIM V.I. Premier Equity                                              -33.27%      -5.52%          5.83%
Alliance Growth*                                                      -23.05%      -6.43%          6.14%
Alliance Growth and Income*                                           -26.65%      0.10%           9.01%
Alliance Premier Growth*                                              -28.08%      -3.96%          8.31%
LSA Aggressive Growth                                                 -25.58%       N/A         -36.10%
Putnam VT Growth and Income*                                          -26.54%      -4.35%          6.14%
Putnam VT International Growth*                                       -23.01%      -2.04%          1.57%
Putnam VT Small Cap Value                                            -10.02%       N/A             3.72%
Putnam VT Voyager*                                                    -28.06%      -3.92%          7.73%



*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.



PERFORMANCE DEATH BENEFIT
                                                                                          10 Years or Since
Variable Sub-Accounts                                               1 Year      5 Years       Inception+

Aggressive Equity*                                                    -22.56%       N/A           -9.39%
Dividend Growth*                                                      -22.43%      -5.30%          5.52%
Equity*                                                               -20.49%      -1.62%          9.08%
European Growth*                                                      -25.92%      -4.33%          8.26%
Global Advantage*                                                     -27.42%       N/A           -14.38%
Global Dividend Growth*                                               -16.72%      -4.11%          3.22%
High Yield*                                                           -19.21%     -19.93%         -6.02%
Income Builder*                                                       -15.47%      -2.13%          0.99%
Information*                                                          -41.76%       N/A           -56.76%
Limited Duration*                                                     -2.26%        N/A            2.28%
Money Market*                                                         -4.44%       2.29%           2.57%
Pacific Growth*                                                       -22.23%     -18.47%         -12.69%
Quality Income Plus*                                                  -1.11%       4.09%           4.99%
S&P 500 Index*                                                        -26.58%       N/A           -8.34%
Strategist*                                                           -16.93%      0.55%           5.00%
Utilities*                                                            -36.71%      -5.53%          2.08%
Morgan Stanley UIF Emerging Markets Equity                            0.75%      -12.38%         -7.33%
Morgan Stanley UIF Equity Growth                                     -28.50%      -4.41%          0.31%
Morgan Stanley UIF International Magnum                              -23.27%      -8.84%         -5.44%
Morgan Stanley UIF Mid Cap Growth                                    -27.12%       N/A           -19.07%
Morgan Stanley UIF Mid Cap Value                                     -25.58%      -2.28%          4.29%
Morgan Stanley UIF U.S. Real Estate                                  -1.74%       2.81%           5.11%
Van Kampen LIT Comstock, Class II*                                    -28.07%       N/A           -7.33%
Van Kampen LIT Emerging Growth, Class I                              -29.12%      0.62%           8.18%
Van Kampen LIT Emerging Growth, Class II*                             -29.34%      0.36%           7.91%
AIM V.I. Capital Appreciation                                        -20.63%      -6.85%          5.30%
AIM V.I. Growth                                                      -35.26%     -11.48%          1.59%
AIM V.I. Premier Equity                                              -33.36%      -5.65%          5.69%
Alliance Growth*                                                      -23.16%      -6.55%          6.00%
Alliance Growth and Income*                                           -26.75%      -0.03%          8.87%
Alliance Premier Growth*                                              -28.18%      -4.08%          8.17%
LSA Aggressive Growth                                                 -25.68%       N/A           -36.19%
Putnam VT Growth and Income*                                          -26.64%      -4.48%          6.00%
Putnam VT International Growth*                                       -23.11%      -2.17%          1.43%
Putnam VT Small Cap Value                                            -10.14%       N/A            3.58%
Putnam VT Voyager*                                                    -28.16%      -4.04%          7.59%




*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.



DEATH BENEFIT COMBINATION OPTION

                                                                                          10 Years or Since
Variable Sub-Accounts                                               1 Year      5 Years       Inception+

Aggressive Equity*                                                    -22.65%       N/A           -9.49%
Dividend Growth*                                                     -22.52%      -5.40%          5.40%
Equity*                                                               -20.58%      -1.73%          8.96%
European Growth*                                                      -26.01%      -4.44%          8.14%
Global Advantage*                                                     -27.51%       N/A           -14.48%
Global Dividend Growth*                                               -16.82%      -4.22%          3.11%
High Yield*                                                           -19.30%     -20.02%         -6.13%
Income Builder*                                                       -15.57%      -2.24%          0.87%
Information*                                                          -41.83%       N/A           -56.82%
Limited Duration*                                                     -2.37%        N/A            2.17%
Money Market*                                                         -4.55%       2.18%           2.45%
Pacific Growth*                                                       -22.32%     -18.57%         -12.79%
Quality Income Plus*                                                  -1.23%       3.97%           4.87%
S&P 500 Index*                                                        -26.66%       N/A           -8.44%
Strategist*                                                           -17.03%      0.44%           4.89%
Utilities*                                                            -36.79%      -5.63%          1.97%
Morgan Stanley UIF Emerging Markets Equity                            0.63%      -12.48%         -7.43%
Morgan Stanley UIF Equity Growth                                     -28.58%      -4.52%          0.20%
Morgan Stanley UIF International Magnum                              -23.36%      -8.94%         -5.54%
Morgan Stanley UIF Mid Cap Growth                                    -27.21%       N/A           -19.16%
Morgan Stanley UIF Mid Cap Value                                     -25.66%      -2.39%          4.18%
Morgan Stanley UIF U.S. Real Estate                                  -1.85%       2.69%           4.99%
Van Kampen LIT Comstock, Class II*                                    -28.15%       N/A           -7.44%
Van Kampen LIT Emerging Growth, Class I                              -29.21%      0.50%           8.06%
Van Kampen LIT Emerging Growth, Class II*                             -29.42%      0.25%           7.79%
AIM V.I. Capital Appreciation                                        -20.72%      -6.96%          5.19%
AIM V.I. Growth                                                      -35.34%     -11.58%          1.48%
AIM V.I. Premier Equity                                              -33.44%      -5.76%          5.58%
Alliance Growth*                                                      -23.25%      -6.66%          5.89%
Alliance Growth and Income*                                           -26.84%      -0.14%          8.75%
Alliance Premier Growth*                                              -28.27%      -4.19%          8.05%
LSA Aggressive Growth                                                 -25.77%       N/A           -36.27%
Putnam VT Growth and Income*                                          -26.73%      -4.59%          5.88%
Putnam VT International Growth*                                       -23.20%      -2.28%          1.32%
Putnam VT Small Cap Value                                            -10.24%       N/A            3.46%
Putnam VT Voyager*                                                    -28.24%      -4.15%          7.47%




*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


INCOME BENEFIT COMBINATION 2

                                                                                           10 Years or Since
Variable Sub-Accounts                                                1 Year      5 Years       Inception+

Aggressive Equity*                                                    -22.70%       N/A           -9.55%
Dividend Growth*                                                      -22.57%      -5.46%          5.34%
Equity*                                                               -20.63%      -1.79%          8.89%
European Growth*                                                      -26.06%      -4.50%          8.08%
Global Advantage*                                                     -27.55%       N/A           -14.54%
Global Dividend Growth*                                               -16.87%      -4.28%          3.05%
High Yield*                                                           -19.35%     -20.07%         -6.19%
Income Builder*                                                       -15.62%      -2.30%          0.81%
Information*                                                          -41.87%       N/A           -56.85%
Limited Duration*                                                     -2.44%        N/A            2.10%
Money Market*                                                         -4.61%       2.11%           2.39%
Pacific Growth*                                                       -22.37%     -18.62%         -12.84%
Quality Income Plus*                                                  -1.29%       3.91%           4.81%
S&P 500 Index*                                                        -26.71%       N/A           -8.50%
Strategist*                                                           -17.08%      0.38%           4.83%
Utilities*                                                            -36.83%      -5.69%          1.91%
Morgan Stanley UIF Emerging Markets Equity                            0.57%       -12.54%         -7.48%
Morgan Stanley UIF Equity Growth                                     -28.63%      -4.58%          0.14%
Morgan Stanley UIF International Magnum                              -23.41%      -9.00%         -5.60%
Morgan Stanley UIF Mid Cap Growth                                    -27.25%       N/A           -19.22%
Morgan Stanley UIF Mid Cap Value                                     -25.71%      -2.45%          4.11%
Morgan Stanley UIF U.S. Real Estate                                  -1.91%       2.63%           4.93%
Van Kampen LIT Comstock, Class II*                                    -28.20%       N/A           -7.50%
Van Kampen LIT Emerging Growth, Class I                              -29.25%      0.44%            8.00%
Van Kampen LIT Emerging Growth, Class II*                             -29.47%      0.19%           7.73%
AIM V.I. Capital Appreciation                                        -20.77%      -7.02%          5.12%
AIM V.I. Growth                                                      -35.38%     -11.63%          1.42%
AIM V.I. Premier Equity                                              -33.49%      -5.81%          5.51%
Alliance Growth*                                                      -23.30%      -6.71%          5.82%
Alliance Growth and Income*                                           -26.88%      -0.20%          8.69%
Alliance Premier Growth*                                              -28.31%      -4.25%          7.99%
LSA Aggressive Growth                                                 -25.81%       N/A         -36.31%
Putnam VT Growth and Income*                                          -26.78%      -4.65%          5.82%
Putnam VT International Growth*                                       -23.25%      -2.34%          1.26%
Putnam VT Small Cap Value                                            -10.30%       N/A            3.40%
Putnam VT Voyager*                                                    -28.29%      -4.21%          7.40%



*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.

+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.



INCOME AND DEATH COMBINATION 2

                                                                                            10 Years or Since
Variable Sub-Accounts                                                1 Year      5 Years       Inception+
Aggressive Equity*                                                   -22.87%       N/A           -9.74%
Dividend Growth*                                                     -22.73%      -5.65%          5.13%
Equity*                                                              -20.80%      -1.99%          8.67%
European Growth*                                                     -26.22%      -4.69%          7.86%
Global Advantage*                                                    -27.71%       N/A           -14.72%
Global Dividend Growth*                                              -17.05%      -4.47%          2.84%
High Yield*                                                          -19.53%     -20.24%         -6.37%
Income Builder*                                                      -15.80%      -2.50%          0.61%
Information*                                                         -42.00%       N/A           -56.95%
Limited Duration*                                                    -2.64%        N/A            1.89%
Money Market*                                                        -4.81%       1.91%           2.19%
Pacific Growth*                                                      -22.53%     -18.79%         -13.02%
Quality Income Plus*                                                 -1.50%       3.70%           4.60%
S&P 500 Index*                                                       -26.87%       N/A           -8.69%
Strategist*                                                          -17.26%      0.18%           4.62%
Utilities*                                                           -36.97%      -5.88%          1.70%
Morgan Stanley UIF Emerging Markets Equity                            0.36%      -12.72%         -7.67%
Morgan Stanley UIF Equity Growth                                     -28.78%      -4.78%         -0.06%
Morgan Stanley UIF International Magnum                              -23.57%      -9.19%         -5.80%
Morgan Stanley UIF Mid Cap Growth                                    -27.41%       N/A           -19.39%
Morgan Stanley UIF Mid Cap Value                                     -25.87%      -2.65%          3.90%
Morgan Stanley UIF U.S. Real Estate                                  -2.12%       2.42%           4.72%
Van Kampen LIT Comstock, Class II*                                   -28.35%       N/A           -7.69%
Van Kampen LIT Emerging Growth, Class I                              -29.40%      0.24%           7.78%
Van Kampen LIT Emerging Growth, Class II*                            -29.62%      -0.02%          7.51%
AIM V.I. Capital Appreciation                                        -20.94%      -7.21%          4.91%
AIM V.I. Growth                                                      -35.52%     -11.82%          1.22%
AIM V.I. Premier Equity                                              -33.63%      -6.01%          5.30%
Alliance Growth*                                                     -23.46%      -6.91%          5.61%
Alliance Growth and Income*                                          -27.04%      -0.41%          8.47%
Alliance Premier Growth*                                             -28.46%      -4.45%          7.77%
LSA Aggressive Growth                                                -25.97%       N/A           -36.45%
Putnam VT Growth and Income*                                         -26.93%      -4.84%          5.61%
Putnam VT International Growth*                                      -23.41%      -2.54%          1.05%
Putnam VT Small Cap Value                                            -10.49%       N/A            3.19%
Putnam VT Voyager*                                                   -28.44%      -4.41%          7.19%



*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75)

                                                                                           10 Years or Since
Variable Sub-Accounts                                                1 Year      5 Years       Inception+

Aggressive Equit*                                                    -22.74%       N/A           -9.60%
Dividend Growth*                                                     -22.61%      -5.51%          5.29%
Equity*                                                              -20.68%      -1.84%          8.84%
European Growth*                                                     -26.10%      -4.55%          8.03%
Global Advantage*                                                    -27.59%       N/A           -14.58%
Global Dividend Growth*                                              -16.92%      -4.32%          3.00%
High Yield*                                                          -19.40%     -20.12%         -6.23%
Income Builder*                                                      -15.66%      -2.35%          0.76%
Information*                                                         -41.90%       N/A           -56.88%
Limited Duration*                                                    -2.49%        N/A            2.05%
Money Market*                                                        -4.66%       2.06%           2.34%
Pacific Growth*                                                      -22.41%     -18.66%         -12.89%
Quality Income Plus*                                                 -1.34%       3.86%           4.76%
S&P 500 Index*                                                       -26.75%       N/A           -8.55%
Strategist*                                                          -17.13%      0.33%           4.77%
Utilities*                                                           -36.86%      -5.74%          1.85%
Morgan Stanley UIF Emerging Markets Equity                            0.52%      -12.58%         -7.53%
Morgan Stanley UIF Equity Growth                                     -28.67%      -4.63%          0.09%
Morgan Stanley UIF International Magnum                              -23.45%      -9.05%         -5.65%
Morgan Stanley UIF Mid Cap Growth                                    -27.29%       N/A           -19.26%
Morgan Stanley UIF Mid Cap Value                                     -25.75%      -2.50%          4.06%
Morgan Stanley UIF U.S. Real Estate                                  -1.96%       2.58%           4.88%
Van Kampen LIT Comstock, Class II*                                   -28.23%       N/A           -7.55%
Van Kampen LIT Emerging Growth, Class I                              -29.29%      0.39%           7.94%
Van Kampen LIT Emerging Growth, Class II*                            -29.51%      0.14%           7.67%
AIM V.I. Capital Appreciation                                        -20.81%      -7.06%          5.07%
AIM V.I. Growth                                                      -35.41%     -11.68%          1.37%
AIM V.I. Premier Equity                                              -33.52%      -5.86%          5.46%
Alliance Growth*                                                     -23.34%      -6.76%          5.77%
Alliance Growth and Income*                                          -26.92%      -0.26%          8.63%
Alliance Premier Growth*                                             -28.35%      -4.30%          7.93%
LSA Aggressive Growth                                                -25.85%       N/A           -36.34%
Putnam VT Growth and Income*                                         -26.82%      -4.70%          5.76%
Putnam VT International Growth*                                      -23.29%      -2.39%          1.21%
Putnam VT Small Cap Value                                            -10.35%       N/A            3.35%
Putnam VT Voyager*                                                   -28.33%      -4.26%          7.35%




*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.

+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.





ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE PERFORMANCE DEATH BENEFIT OPTION

                                                                                            10 Years or Since
Variable Sub-Accounts                                                1 Year      5 Years       Inception+
Aggressive Equity*                                                   -22.85%       N/A           -9.72%
Dividend Growth*                                                     -22.72%      -5.64%          5.15%
Equity*                                                              -20.78%      -1.97%          8.70%
European Growth*                                                     -26.20%      -4.68%          7.89%
Global Advantage*                                                    -27.69%       N/A           -14.70%
Global Dividend Growth*                                              -17.03%      -4.45%          2.86%
High Yield*                                                          -19.51%     -20.23%         -6.35%
Income Builder*                                                      -15.78%      -2.48%          0.63%
Information*                                                         -41.98%       N/A           -56.94%
Limited Duration*                                                    -2.62%        N/A            1.91%
Money Market*                                                        -4.79%       1.93%           2.21%
Pacific Growth*                                                      -22.52%     -18.77%         -13.00%
Quality Income Plus*                                                 -1.47%       3.72%           4.62%
S&P 500 Index*                                                       -26.85%       N/A           -8.67%
Strategist*                                                          -17.24%      0.20%           4.64%
Utilities*                                                           -36.95%      -5.86%          1.72%
Morgan Stanley UIF Emerging Markets Equity                            0.38%      -12.70%         -7.65%
Morgan Stanley UIF Equity Growth                                     -28.77%      -4.76%         -0.04%
Morgan Stanley UIF International Magnum                              -23.56%      -9.17%         -5.78%
Morgan Stanley UIF Mid Cap Growth                                    -27.39%       N/A           -19.37%
Morgan Stanley UIF Mid Cap Value                                     -25.85%      -2.63%          3.92%
Morgan Stanley UIF U.S. Real Estate                                  -2.10%       2.44%           4.74%
Van Kampen LIT Comstock, Class II*                                   -28.33%       N/A           -7.67%
Van Kampen LIT Emerging Growth, Class I                              -29.39%      0.26%           7.80%
Van Kampen LIT Emerging Growth, Class II*                            -29.60%      0.00%           7.53%
AIM V.I. Capital Appreciation                                        -20.92%      -7.19%          4.93%
AIM V.I. Growth                                                      -35.50%     -11.80%          1.24%
AIM V.I. Premier Equity                                              -33.61%      -5.99%          5.32%
Alliance Growth*                                                     -23.44%      -6.89%          5.63%
Alliance Growth and Income*                                          -27.02%      -0.39%          8.49%
Alliance Premier Growth*                                             -28.45%      -4.43%          7.79%
LSA Aggressive Growth                                              -25.96%       N/A           -36.43%
Putnam VT Growth and Income*                                         -26.92%      -4.82%          5.63%
Putnam VT International Growth*                                      -23.40%      -2.52%          1.07%
Putnam VT Small Cap Value                                            -10.47%       N/A            3.21%
Putnam VT Voyager*                                                   -28.42%      -4.39%          7.21%



*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.




ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE DEATH
BENEFIT COMBINATION OPTION
                                                                                             10 Years or Since
Variable Sub-Accounts                                                 1 Year      5 Years       Inception+

Aggressive Equity*                                                   -22.94%       N/A           -9.83%
Dividend Growth*                                                     -22.81%      -5.74%          5.03%
Equity*                                                              -20.88%      -2.08%          8.58%
European Growth*                                                     -26.29%      -4.78%          7.77%
Global Advantage*                                                    -27.78%       N/A           -14.80%
Global Dividend Growth*                                              -17.13%      -4.56%          2.75%
High Yield*                                                          -19.60%     -20.32%         -6.46%
Income Builder*                                                      -15.88%      -2.59%          0.52%
Information*                                                         -42.05%       N/A           -57.00%
Limited Duration*                                                    -2.73%        N/A            1.80%
Money Market*                                                        -4.90%       1.81%           2.09%
Pacific Growth*                                                      -22.61%     -18.87%         -13.10%
Quality Income Plus*                                                 -1.59%       3.60%           4.51%
S&P 500 Index*                                                       -26.94%       N/A           -8.78%
Strategist*                                                          -17.34%      0.08%           4.52%
Utilities*                                                           -37.03%      -5.97%          1.61%
Morgan Stanley UIF Emerging Markets Equity                            0.26%      -12.80%         -7.75%
Morgan Stanley UIF Equity Growth                                     -28.85%      -4.86%         -0.16%
Morgan Stanley UIF International Magnum                              -23.65%      -9.27%         -5.88%
Morgan Stanley UIF Mid Cap Growth                                    -27.48%       N/A           -19.47%
Morgan Stanley UIF Mid Cap Value                                     -25.94%      -2.74%          3.81%
Morgan Stanley UIF U.S. Real Estate                                  -2.21%       2.33%           4.62%
Van Kampen LIT Comstock, Class II*                                   -28.42%       N/A           -7.78%
Van Kampen LIT Emerging Growth, Class I                              -29.47%      0.15%           7.68%
Van Kampen LIT Emerging Growth, Class II*                            -29.69%      -0.11%          7.42%
AIM V.I. Capital Appreciation                                        -21.01%      -7.29%          4.82%
AIM V.I. Growth                                                      -35.58%     -11.90%          1.13%
AIM V.I. Premier Equity                                              -33.69%      -6.09%          5.21%
Alliance Growth*                                                     -23.53%      -6.99%          5.52%
Alliance Growth and Income*                                          -27.11%      -0.50%          8.37%
Alliance Premier Growth*                                             -28.53%      -4.53%          7.67%
LSA Aggressive Growth                                                -26.04%       N/A           -36.51%
Putnam VT Growth and Income*                                         -27.00%      -4.93%          5.51%
Putnam VT International Growth*                                      -23.49%      -2.63%          0.96%
Putnam VT Small Cap Value                                            -10.58%       N/A            3.09%
Putnam VT Voyager*                                                   -28.51%      -4.50%          7.09%




*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.



ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) WITH THE INCOME BENEFIT COMBINATION OPTION 2

                                                                                            10 Years or Since
Variable Sub-Accounts*                                               1 Year      5 Years       Inception+
Aggressive Equity*                                                   -22.99%       N/A           -9.88%
Dividend Growth*                                                     -22.85%      -5.80%          4.97%
Equity*                                                              -20.93%      -2.14%          8.51%
European Growth*                                                     -26.33%      -4.84%          7.70%
Global Advantage*                                                    -27.82%       N/A           -14.85%
Global Dividend Growth*                                              -17.18%      -4.62%          2.69%
High Yield*                                                          -19.65%     -20.37%         -6.51%
Income Builder*                                                      -15.93%      -2.65%          0.45%
Information*                                                         -42.09%       N/A           -57.03%
Limited Duration*                                                    -2.79%        N/A            1.74%
Money Market                                                         -4.96%       1.75%           2.03%
Pacific Growth*                                                      -22.66%     -18.92%         -13.15%
Quality Income Plus*                                                 -1.65%       3.54%           4.44%
S&P 500 Index*                                                       -26.98%       N/A           -8.83%
Strategist*                                                          -17.39%      0.02%           4.46%
Utilities*                                                           -37.07%      -6.03%          1.55%
Morgan Stanley UIF Emerging Markets Equity                            0.20%      -12.85%         -7.81%
Morgan Stanley UIF Equity Growth                                     -28.90%      -4.92%         -0.22%
Morgan Stanley UIF International Magnum                              -23.70%      -9.33%         -5.94%
Morgan Stanley UIF Mid Cap Growth                                    -27.52%       N/A           -19.52%
Morgan Stanley UIF Mid Cap Value                                     -25.99%      -2.80%          3.75%
Morgan Stanley UIF U.S. Real Estate                                  -2.27%       2.26%           4.56%
Van Kampen LIT Comstock, Class II*                                   -28.46%       N/A           -7.84%
Van Kampen LIT Emerging Growth, Class I                              -29.52%      0.08%           7.62%
Van Kampen LIT Emerging Growth, Class II*                            -29.73%      -0.17%          7.35%
AIM V.I. Capital Appreciation                                        -21.06%      -7.35%          4.76%
AIM V.I. Growth                                                      -35.62%     -11.95%          1.07%
AIM V.I. Premier Equity                                              -33.74%      -6.15%          5.14%
Alliance Growth*                                                     -23.58%      -7.05%          5.46%
Alliance Growth and Income*                                          -27.15%      -0.56%          8.30%
Alliance Premier Growth*                                             -28.58%      -4.59%          7.61%
LSA Aggressive Growth                                                -26.09%       N/A           -36.55%
Putnam VT Growth and Income*                                         -27.05%      -4.99%          5.45%
Putnam VT International Growth*                                      -23.54%      -2.69%          0.90%
Putnam VT Small Cap Value                                            -10.63%       N/A            3.03%
Putnam VT Voyager*                                                   -28.55%      -4.55%          7.03%




*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


ENHANCED  EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75) AND THE INCOME
AND DEATH BENEFIT COMBINATION OPTION 2
                                                                                            10 Years or Since
Variable Sub-Accounts                                                1 Year      5 Years       Inception+
Aggressive Equity*                                                   -23.15%       N/A           -10.07%
Dividend Growth*                                                     -23.02%      -5.99%          4.76%
Equity*                                                              -21.10%      -2.34%          8.29%
European Growth*                                                     -26.49%      -5.04%          7.49%
Global Advantage*                                                    -27.98%       N/A           -15.03%
Global Dividend Growth*                                              -17.36%      -4.81%          2.48%
High Yield*                                                          -19.82%     -20.54%         -6.70%
Income Builder*                                                      -16.11%      -2.85%          0.25%
Information*                                                         -42.22%       N/A           -57.14%
Limited Duration*                                                    -3.00%        N/A            1.53%
Money Market*                                                        -5.16%       1.54%           1.83%
Pacific Growth*                                                      -22.82%     -19.09%         -13.32%
Quality Income Plus*                                                 -1.86%       3.33%           4.23%
S&P 500 Index*                                                       -27.14%       N/A           -9.02%
Strategist*                                                          -17.56%      -0.18%          4.25%
Utilities*                                                           -37.20%      -6.22%          1.34%
Morgan Stanley UIF Emerging Markets Equity                           -0.01%      -13.03%         -7.99%
Morgan Stanley UIF Equity Growth                                     -29.05%      -5.12%         -0.42%
Morgan Stanley UIF International Magnum                              -23.86%      -9.52%         -6.13%
Morgan Stanley UIF Mid Cap Growth                                    -27.68%       N/A           -19.70%
Morgan Stanley UIF Mid Cap Value                                     -26.15%      -3.00%          3.53%
Morgan Stanley UIF U.S. Real Estate                                  -2.48%       2.06%           4.35%
Van Kampen LIT Comstock, Class II*                                   -28.61%       N/A           -8.03%
Van Kampen LIT Emerging Growth, Class I                              -29.67%      -0.12%          7.40%
Van Kampen LIT Emerging Growth, Class II*                            -29.88%      -0.37%          7.14%
AIM V.I. Capital Appreciation                                        -21.23%      -7.54%          4.55%
AIM V.I. Growth                                                      -35.76%     -12.14%          0.86%
AIM V.I. Premier Equity                                              -33.88%      -6.34%          4.93%
Alliance Growth*                                                     -23.74%      -7.24%          5.25%
Alliance Growth and Income*                                          -27.31%      -0.76%          8.09%
Alliance Premier Growth*                                             -28.73%      -4.79%          7.39%
LSA Aggressive Growth                                                -26.25%       N/A           -36.68%
Putnam VT Growth and Income*                                         -27.21%      -5.18%          5.24%
Putnam VT International Growth*                                      -23.70%      -2.89%          0.69%
Putnam VT Small Cap Value                                            -10.82%       N/A            2.81%
Putnam VT Voyager*                                                   -28.71%      -4.75%          6.81%


*The performance shown for the Portfolios' 12b-1 class is based on the performance of the non 12b-1 class, as described in the table at the beginning of this section. Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


+Please refer to the table at the beginning of this section for the inception dates of the Portfolio.


CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Variable Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

     (A) is the sum of:

               (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

               (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

     (B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

     (C) is the annualized mortality and expense risk and administrative expense charges divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current Valuation Period.

CALCULATION OF VARIABLE AMOUNT INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

     o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

     o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

EXPERTS


The consolidated financial statements of Allstate Life Insurance Company (the "Company") as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Allstate Financial Advisors Separate Account I as of December 31, 2001 and for each of the periods in the two years then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Northbrook Variable Annuity Account as of December 31, 2001 and for each of the periods in the two years then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Northbrook Variable Annuity Account II as of December 31, 2001 and for each of the periods in the two years then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 180 N. Stetson Avenue, Chicago, Illinois 60601.

With respect to the unaudited interim financial information of the Company for the periods ended September 30, 2002 which is included in this Statement of Additional Information, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and included in this Statement of Additional Information, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

FINANCIAL STATEMENTS

     The following financial statements (and accompanying Independent Auditors' Reports) appear in the pages that follow:

o consolidated financial statements of Allstate as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and related financial statement schedule, and

o unaudited consolidated financial statements of Allstate as of September 30, 2002and for the nine month period ended September 30, 2002.

o the financial statements of Allstate Financial Advisors Separate Account I as of December 31, 2001 and for each of the periods in the two years then ended,

o the unaudited financial statements of Allstate Financial Advisors Separate Account I as of September 30, 2002 and for the nine month period ended September 30, 2002,

o the unaudited pro forma financial statements of Allstate Financial Advisors Separate Account I as of December 31, 2001 and September 30, 2002,

o the financial statements of Northbrook Variable Annuity Account and of Northbrook Variable Annuity Account II as of December 31, 2001 and 2000, and for each of the periods in the two years ending December 31, 2001,

o the unaudited financial statements of Northbrook Variable Annuity Account and of Northbrook Variable Annuity Account II as of as of September 30, 2002 and for the nine month periods ended September 30, 2002,


The consolidated financial statements and schedule of Allstate included herein should be considered only as bearing upon the ability of Allstate to meet its obligations under the Contracts.

                                   APPENDIX A

                            ACCUMULATION UNIT VALUES


The Accumulation Unit Values reflecting the highest and lowest combination of Contract charges are contained in the prospectus. Attached as Appendix A to this SAI are tables showing the Accumulation Unit Values for all other classes of accumulation units available under the Contract. Accumulation Unit Values are shown since inception of the Variable Sub-Accounts or since the Contracts were first offered with the applicable Option(s), if later. All of the Variable Sub-Accounts were first offered under the Contracts on June 5, 2000 except for the Information Sub-Account which commenced operations on November 6, 2000, and the Van Kampen LIT Emerging Growth (Class II) Variable Sub-Account which commenced operations on May 17, 2001, and the Morgan Stanley UIF Mid Cap Growth, Van Kampen LIT Comstock (Class II), LSA Aggressive Growth, or Putnam VT Small Cap Value Variable Sub-Accounts which were first offered on May 1, 2002.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE PERFORMANCE DEATH BENEFIT OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares))
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.670         $ 6.801
Accumulation Unit Value, End of Period                  $ 9.670         $ 6.801         $ 5.204
Number of Units Outstanding, End of Period              383,413         454,677         469,607
------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.675         $ 9.948
Accumulation Unit Value, End of Period                  $10.675         $ 9.948         $ 7.500
Number of Units Outstanding, End of Period              438,718       1,236,410       1,424,445
------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.521         $ 6.841
Accumulation Unit Value, End of Period                  $ 9.521         $ 6.841         $ 5.188
Number of Units Outstanding, End of Period              1,035,141     1,706,161       1,750,966
------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000        $ 9.183          $ 7.426
Accumulation Unit Value, End of Period                  $ 9.183        $ 7.426          $ 5.339
Number of Units Outstanding, End of Period              284,828        418,373          411,862
------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.407         $ 6.334
Accumulation Unit Value, End of Period                  $ 8.407         $ 6.334         $ 4.582
Number of Units Outstanding, End of Period              181,032         227,577         150,908
------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000        $ 9.924          $ 9.147
Accumulation Unit Value, End of Period                  $ 9.924        $ 9.147          $ 7.277
Number of Units Outstanding, End of Period               73,926        176,270          299,591
-----------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000        $ 6.939          $ 4.518
Accumulation Unit Value, End of Period                  $ 6.939        $ 4.518          $ 4.011
Number of Units Outstanding, End of Period               40,393        179,817          226,718
------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000        $10.022          $10.082
Accumulation Unit Value, End of Period                  $10.022        $10.082          $ 8.546
Number of Units Outstanding, End of Period               17,095        108,292          161,550
------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000        $ 9.290          $ 5.218
Accumulation Unit Value, End of Period                  $ 9.290        $ 5.218          $ 2.473
Number of Units Outstanding, End of Period               57,578        146,827          139,899
------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000        $10.295          $10.802
Accumulation Unit Value, End of Period                  $10.295        $10.802          $11.019
Number of Units Outstanding, End of Period               32,340        200,505          513,372
------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000        $10.254          $10.471
Accumulation Unit Value, End of Period                  $10.254        $10.471          $10.445
Number of Units Outstanding, End of Period              333,297        951,781        1,278,133
-----------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000        $ 7.267          $ 5.208
Accumulation Unit Value, End of Period                  $ 7.267        $ 5.208          $ 4.066
Number of Units Outstanding, End of Period               12,627         26,055           37,068
------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000        $10.741          $11.569
Accumulation Unit Value, End of Period                  $10.741        $11.569          $11.824
Number of Units Outstanding, End of Period              106,629        644,029          924,439
------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000        $ 8.952          $ 7.715
Accumulation Unit Value, End of Period                  $ 8.952        $ 7.715          $ 5.450
Number of Units Outstanding, End of Period              424,465      1,051,174         1,382649
------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000        $ 9.915          $ 8.752
Accumulation Unit Value, End of Period                  $ 9.915        $ 8.752          $ 7.404
Number of Units Outstanding, End of Period              474,436        917,051        1,039,107


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $10.122         $ 7.381
Accumulation Unit Value, End of Period                  $10.122         $ 7.381         $ 5.107
Number of Units Outstanding, End of Period              377,975         647,789         597,677
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 6.381         $ 5.879
Accumulation Unit Value, End of Period                  $ 6.381         $ 5.879         $ 4.920
Number of Units Outstanding, End of Period               31,762          66,955         122,944
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.329         $ 6.966
Accumulation Unit Value, End of Period                  $ 8.329         $ 6.966         $ 4.698
Number of Units Outstanding, End of Period              441,371         657,405         621,841
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.047         $ 7.194
Accumulation Unit Value, End of Period                  $ 9.047         $ 7.194         $ 5.603
Number of Units Outstanding, End of Period               38,115         134,109         147,436
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period             -              -               $10.000
Accumulation Unit Value, End of Period                   -              -               $ 7.127
Number of Units Outstanding, End of Period               -              -                46,867
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $10.224         $ 9.755
Accumulation Unit Value, End of Period                  $10.224         $ 9.755         $ 6.467
Number of Units Outstanding, End of Period               88,818         432,708         603,210
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $11.494         $12.439
Accumulation Unit Value, End of Period                  $11.494         $12.439         $12.197
Number of Units Outstanding, End of Period               25,524          72,958         149,985
------------------------------------------------------------------------------------------------





For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period             -              -               $10.000
Accumulation Unit Value, End of Period                   -              -               $ 7.249
Number of Units Outstanding, End of Period               -              -               178,438
------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.123         $ 5.483
Accumulation Unit Value, End of Period                  $ 8.123         $ 5.483         $ 3.762
Number of Units Outstanding, End of Period              788,781         840,217         714,239
------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period             -              $10.000         $ 8.099
Accumulation Unit Value, End of Period                   -              $ 8.099         $ 5.547
Number of Units Outstanding, End of Period               -              172,187         264,921
------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.279         $ 6.257
Accumulation Unit Value, End of Period                  $ 8.279         $ 6.257         $ 4.442
Number of Units Outstanding, End of Period              255,570         334,318         359,961
------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.394         $ 4.816
Accumulation Unit Value, End of Period                  $ 7.394         $ 4.816         $ 3.073
Number of Units Outstanding, End of Period              213,188         309,959         369,304
-----------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.315         $ 7.163
Accumulation Unit Value, End of Period                  $ 8.315         $ 7.163         $ 4.633
Number of Units Outstanding, End of Period              473,796         920,110         985,941
------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.994         $ 6.014
Accumulation Unit Value, End of Period                  $ 7.994         $ 6.014         $ 4.212
Number of Units Outstanding, End of Period              132,881         228,473         220,950
------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $10.235         $10.099
Accumulation Unit Value, End of Period                  $10.235         $10.099         $ 7.114
Number of Units Outstanding, End of Period              146,820       1,033,578       1,235,808
------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.973         $ 6.488
Accumulation Unit Value, End of Period                  $ 7.973         $ 6.488         $ 4.322
Number of Units Outstanding, End of Period              403,783         539,301         542,946
------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period             -              -               $10.000
Accumulation Unit Value, End of Period                   -              -               $ 7.505
Number of Units Outstanding, End of Period               -              -                 7,993

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
----------------------------------------------------------------------  ----            ----
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $10.556         $ 9.735
Accumulation Unit Value, End of Period                  $10.556         $ 9.735         $ 7.122
Number of Units Outstanding, End of Period               73,293         285,053         329,061
------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.009         $ 7.046
Accumulation Unit Value, End of Period                  $ 9.009         $ 7.046         $ 5.317
Number of Units Outstanding, End of Period              267,159         434,350         580,186
------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period             -              -               $10.000
Accumulation Unit Value, End of Period                   -              -               $ 7.232
Number of Units Outstanding, End of Period               -              -                58,202
------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.111         $ 6.200
Accumulation Unit Value, End of Period                  $ 8.111         $ 6.200         $ 4.283
Number of Units Outstanding, End of Period              307,692         600,738         662,863
------------------------------------------------------------------------------------------------

*Contracts with the Performance Death Benefit Option were first offered under the Contracts on June 5, 2000. The dates the Variable Sub-Accounts were first offered under the Contracts are shown above the first table of Accumulation Unit
Values on page A-1 above. The Accumulation Unit Value for each of these Variable
Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.38% and an administrative expense charge of 0.10%.


ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT   SINCE   CONTRACTS  WERE  FIRST  OFFERED  WITH  THE  DEATH  BENEFIT
COMBINATION OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.664         $ 6.789
Accumulation Unit Value, End of Period                  $ 9.664         $ 6.789         $ 5.190
Number of Units Outstanding, End of Period              256,441         436,004         477,857
------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.669         $ 9.930
Accumulation Unit Value, End of Period                  $10.669         $ 9.930         $ 7.481
Number of Units Outstanding, End of Period              279,490         994,366       1,348,901
------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.515         $ 6.829
Accumulation Unit Value, End of Period                  $ 9.515         $ 6.829         $ 5.174
Number of Units Outstanding, End of Period              692,900       1,351,618       1,664,955
------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.178         $ 7.414
Accumulation Unit Value, End of Period                  $ 9.178         $ 7.414         $ 5.326
Number of Units Outstanding, End of Period              222,221         359,098         434,561
------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.402         $ 6.323
Accumulation Unit Value, End of Period                  $ 8.402         $ 6.323         $ 4.570
Number of Units Outstanding, End of Period              110,885         137,873         131,583
------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.918         $ 9.131
Accumulation Unit Value, End of Period                  $ 9.918         $ 9.131         $ 7.258
Number of Units Outstanding, End of Period               34,125         173,267         297,607
-----------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 6.935         $ 4.510
Accumulation Unit Value, End of Period                  $ 6.935         $ 4.510         $ 4.001
Number of Units Outstanding, End of Period              139,820         213,247         298,372
------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $10.016         $10.065
Accumulation Unit Value, End of Period                  $10.016         $10.065         $ 8.524
Number of Units Outstanding, End of Period              36,714          150,236         214,297
------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.289         $ 5.211
Accumulation Unit Value, End of Period                  $ 9.289         $ 5.211         $ 2.468
Number of Units Outstanding, End of Period              26,108          170,133         151,856
------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.289         $10.783
Accumulation Unit Value, End of Period                  $10.289         $10.783         $10.991
Number of Units Outstanding, End of Period              21,819          335,922         750,350
------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.248         $10.453
Accumulation Unit Value, End of Period                  $10.248         $10.453         $10.418
Number of Units Outstanding, End of Period              322,690       1,095,666       1,584,352
------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.262         $ 5.199
Accumulation Unit Value, End of Period                  $ 7.262         $ 5.199         $ 4.056
Number of Units Outstanding, End of Period              28,422           41,466          45,389
------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.248         $11.549
Accumulation Unit Value, End of Period                  $10.248         $11.549         $11.794
Number of Units Outstanding, End of Period               83,975         821,947       1,413,468
------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.946         $ 7.702
Accumulation Unit Value, End of Period                  $ 8.946         $ 7.702         $ 5.436
Number of Units Outstanding, End of Period              283,453         851,343       1,331,335
------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.909         $ 8.837
Accumulation Unit Value, End of Period                  $ 9.909         $ 8.837         $ 7.385
Number of Units Outstanding, End of Period              456,525         932,911       1,283,562


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $10.116         $ 7.369
Accumulation Unit Value, End of Period                  $10.116         $ 7.369         $ 5.094
Number of Units Outstanding, End of Period              357,734         564,418         651,636
------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 6.377         $ 5.869
Accumulation Unit Value, nd of Period                   $ 6.377         $ 5.869         $ 4.907
Number of Units Outstanding, End of Period               78,128         125,949         163,749
-----------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.324         $ 6.954
Accumulation Unit Value, End of Period                  $ 8.324         $ 6.954         $ 4.686
Number of Units Outstanding, End of Period              301,548         431,332         467,023
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.041         $ 7.181
Accumulation Unit Value, End of Period                  $ 9.041         $ 7.181         $ 5.589
Number of Units Outstanding, End of Period              73,831          120,221         153,750
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.123
Number of Units Outstanding, End of Period              -               -                36,760
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $10.217         $ 9.739
Accumulation Unit Value, End of Period                  $10.217         $ 9.739         $ 6.451
Number of Units Outstanding, End of Period               98,471         484,236         864,204
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $11.487         $12.418
Accumulation Unit Value, End of Period                  $11.487         $12.418         $12.166
Number of Units Outstanding, End of Period               23,718          90,218         200,904
------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.246
Number of Units Outstanding, End of Period              -               -               337,557
------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.118         $ 5.473
Accumulation Unit Value, End of Period                  $ 8.118         $ 5.473         $ 3.753
Number of Units Outstanding, End of Period              663,700         845,177         706,106
------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period             -              $10.000         $ 8.094
Accumulation Unit Value, End of Period                   -              $ 8.094         $ 5.539
Number of Units Outstanding, End of Period               -              182,095         433,490
------------------------------------------------------------------------------------------------



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.273         $ 6.247
Accumulation Unit Value, End of Period                  $ 8.273         $ 6.247         $ 4.430
Number of Units Outstanding, End of Period              146,236         267,191         372,474
------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.389         $ 4.808
Accumulation Unit Value, End of Period                  $ 7.389         $ 4.808         $ 3.065
Number of Units Outstanding, End of Period              130,991         261,294         278,393
------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.310         $ 7.151
Accumulation Unit Value, End of Period                  $ 8.310         $ 7.151         $ 4.621
Number of Units Outstanding, End of Period              345,205         940,100       1,008,709
------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.989         $ 6.003
Accumulation Unit Value, End of Period                  $ 7.989         $ 6.003         $ 4.201
Number of Units Outstanding, End of Period              126,220         223,872         276,456
------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $10.228         $10.081
Accumulation Unit Value, End of Period                  $10.228         $10.081         $ 7.096
Number of Units Outstanding, End of Period              139,161       1,024,922       1,491,962
------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.968         $ 6.477
Accumulation Unit Value, End of Period                  $ 7.968         $ 6.477         $ 4.311
Number of Units Outstanding, End of Period              373,195         577,287         586,878
------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.502
Number of Units Outstanding, End of Period              -               -                12,857
------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $10.549         $ 9.718
Accumulation Unit Value, End of Period                  $10.549         $ 9.718         $ 7.104
Number of Units Outstanding, End of Period               59,847         313,375         498,541
------------------------------------------------------------------------------------------------



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.003         $ 7.034
Accumulation Unit Value, End of Period                  $ 9.003         $ 7.034         $ 5.303
Number of Units Outstanding, End of Period              180,652         401,979         527,423
------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.229
Number of Units Outstanding, End of Period              -               -               136,109
------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.106         $ 6.189
Accumulation Unit Value, End of Period                  $ 8.106         $ 6.189         $ 4.272
Number of Units Outstanding, End of Period              292,798         570,627         708,588
------------------------------------------------------------------------------------------------




*Contracts with the Death Benefit Combination Option were first offered under the Contracts on June 5, 2000. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.49% and an administrative expense charge of 0.10%.


ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT   SINCE  CONTRACTS  WERE  FIRST  OFFERED  WITH  THE  INCOME  BENEFIT
COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.661         $ 6.783
Accumulation Unit Value, End of Period                  $ 9.661         $ 6.783         $ 5.183
Number of Units Outstanding, End of Period               42,754         174,685         247,847
------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.665         $ 9.921
Accumulation Unit Value, End of Period                  $10.665         $ 9.921         $ 7.471
Number of Units Outstanding, End of Period               21,693         235,720         408,773
------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.512         $ 6.823
Accumulation Unit Value, End of Period                  $ 9.512         $ 6.823         $ 5.167
Number of Units Outstanding, End of Period               85,912         365,394         537,771
------------------------------------------------------------------------------------------------

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000             2001           2002
                                                        ----             ----           ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.175         $ 7.407
Accumulation Unit Value, End of Period                  $ 9.175         $ 7.407         $ 5.318
Number of Units Outstanding, End of Period              33,630          125,570         251,716
------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period           $10.000          $ 8.399         $ 6.317
Accumulation Unit Value, End of Period                 $ 8.399          $ 6.317         $ 4.563
Number of Units Outstanding, End of Period              29,414           52,850          68,435
------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.914         $ 9.123
Accumulation Unit Value, End of Period                  $ 9.914         $ 9.123         $ 7.248
Number of Units Outstanding, End of Period                  725          71,662         174,899
-----------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 6.933         $ 4.506
Accumulation Unit Value, End of Period                  $ 6.933         $ 4.506         $ 3.996
Number of Units Outstanding, End of Period                6,400          60,626         112,670
------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $10.013         $10.055
Accumulation Unit Value, End of Period                  $10.013         $10.055         $ 8.512
Number of Units Outstanding, End of Period              0                37,712          75,505
------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.288         $ 5.208
Accumulation Unit Value, End of Period                  $ 9.288         $ 5.208         $ 2.465
Number of Units Outstanding, End of Period                1,995          67,595         114,970
------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.285         $10.773
Accumulation Unit Value, End of Period                  $10.285         $10.773         $10.976
Number of Units Outstanding, End of Period                8,832         139,644         437,375
------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.244         $10.443
Accumulation Unit Value, End of Period                  $10.244         $10.443         $10.404
Number of Units Outstanding, End of Period               42,625         473,269         602,665
------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.260         $ 5.194
Accumulation Unit Value, End of Period                  $ 7.260         $ 5.194         $ 4.050
Number of Units Outstanding, End of Period                2,401           9,287          41,309
------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.730         $11.538
Accumulation Unit Value, End of Period                  $10.730         $11.538         $11.778
Number of Units Outstanding, End of Period               11,910         208,135         399,640
------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.943         $ 7.694
Accumulation Unit Value, End of Period                  $ 8.943         $ 7.694         $ 5.429
Number of Units Outstanding, End of Period               18,563         314,650         596,111
------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.905         $ 8.729
Accumulation Unit Value, End of Period                  $ 9.905         $ 8.729         $ 7.375
Number of Units Outstanding, End of Period               18,516         202,350         273,926

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $10.113         $ 7.362
Accumulation Unit Value, End of Period                  $10.113         $ 7.362         $ 5.087
Number of Units Outstanding, End of Period               14,072         113,013         143,846
------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 6.375         $ 5.863
Accumulation Unit Value, End of Period                  $ 6.375         $ 5.863         $ 4.900
Number of Units Outstanding, End of Period               28,025          39,539         105,438
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.321         $ 6.947
Accumulation Unit Value, End of Period                  $ 8.321         $ 6.947         $ 4.679
Number of Units Outstanding, End of Period               28,025          66,571         112,283
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.038         $ 7.175
Accumulation Unit Value, End of Period                  $ 9.038         $ 7.175         $ 5.581
Number of Units Outstanding, End of Period                6,737          44,320          69,872
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.122
Number of Units Outstanding, End of Period              -               -                17,397
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $10.214         $ 9.729
Accumulation Unit Value, End of Period                  $10.214         $ 9.729         $ 6.442
Number of Units Outstanding, End of Period               13,153         289,059         545,390
-----------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $11.483         $12.406
Accumulation Unit Value, End of Period                  $11.483         $12.406         $12.149
Number of Units Outstanding, End of Period                4,475          42,773         127,507
------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.244
Number of Units Outstanding, End of Period              -               -               158,052
------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.115         $ 5.468
Accumulation Unit Value, End of Period                  $ 8.115         $ 5.468         $ 3.747
Number of Units Outstanding, End of Period              196,257         281,050         263,380
------------------------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period             -              $10.000         $ 8.090
Accumulation Unit Value, End of Period                   -              $ 8.090         $ 5.534
Number of Units Outstanding, End of Period               -              219,730         436,953
------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.271         $ 6.241
Accumulation Unit Value, End of Period                  $ 8.271         $ 6.241         $ 4.424
Number of Units Outstanding, End of Period                6,211          96,658         217,629
------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.387         $ 4.803
Accumulation Unit Value, End of Period                  $ 7.387         $ 4.803         $ 3.060
Number of Units Outstanding, End of Period                9,309          42,720          88,041
------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.307         $ 7.144
Accumulation Unit Value, End of Period                  $ 8.307         $ 7.144         $ 4.614
Number of Units Outstanding, End of Period               81,095         260,592         369,123
------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.987         $ 5.997
Accumulation Unit Value, End of Period                  $ 7.987         $ 5.997         $ 4.195
Number of Units Outstanding, End of Period                8,756         104,686         145,916
------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $10.225         $10.072
Accumulation Unit Value, End of Period                  $10.225         $10.072         $ 7.086
Number of Units Outstanding, End of Period                7,310         426,575         718,995
------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period             $10.000        $ 7.965         $ 6.471
Accumulation Unit Value, End of Period                   $ 7.965        $ 6.471         $ 4.305
Number of Units Outstanding, End of Period                30,555        141,332         248,129
------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period             -              -               $10.000
Accumulation Unit Value, End of Period                   -              -               $ 7.500
Number of Units Outstanding, End of Period               -              -                 3,215
------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $10.546         $ 9.709
Accumulation Unit Value, End of Period                  $10.546         $ 9.709         $ 7.094
Number of Units Outstanding, End of Period               10,484          59,852         109,360
------------------------------------------------------------------------------------------------

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.000         $ 7.028
Accumulation Unit Value, End of Period                  $ 9.000         $ 7.028         $ 5.296
Number of Units Outstanding, End of Period               23,069         229,523         418,656
------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.227
Number of Units Outstanding, End of Period              -               -                70,168
------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.103         $ 6.183
Accumulation Unit Value, End of Period                  $ 8.103         $ 6.183         $ 4.266
Number of Units Outstanding, End of Period               94,544         203,000         373,041
------------------------------------------------------------------------------------------------




*Contracts with the Income Benefit Combination Option 2 were first offered under the Contracts on June 5, 2000. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.55% and an administrative expense charge of 0.10%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ---

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.650         $ 6.762
Accumulation Unit Value, End of Period                  $ 9.650         $ 6.762         $ 5.159
Number of Units Outstanding, End of Period              469,487       1,061,789       1,258,898
------------------------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.653         $ 9.890
Accumulation Unit Value, End of Period                  $10.653         $ 9.890         $ 7.436
Number of Units Outstanding, End of Period              271,910       1,578,584       2,657,236
------------------------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.501         $ 6.801
Accumulation Unit Value, End of Period                  $ 9.501         $ 6.801         $ 5.143
Number of Units Outstanding, End of Period              774,487       2,807,145       4,122,139
------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.164         $ 7.383
Accumulation Unit Value, End of Period                  $ 9.164         $ 7.383         $ 5.294
Number of Units Outstanding, End of Period              366,996       1,088,233       1,598,588
------------------------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.390         $ 6.297
Accumulation Unit Value, End of Period                  $ 8.390         $ 6.297         $ 4.542
Number of Units Outstanding, End of Period              138,177         309,367         433,278
------------------------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.903         $ 9.904
Accumulation Unit Value, End of Period                  $ 9.903         $ 9.904         $ 7.214
Number of Units Outstanding, End of Period               76,411         443,781         905,705
-----------------------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 6.925         $ 4.492
Accumulation Unit Value, End of Period                  $ 6.925         $ 4.492         $ 3.977
Number of Units Outstanding, End of Period               54,190         383,103         804,840
------------------------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $10.001         $10.024
Accumulation Unit Value, End of Period                  $10.001         $10.024         $ 8.472
Number of Units Outstanding, End of Period               10,568         179,563         414,542
------------------------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.285         $ 5.196
Accumulation Unit Value, End of Period                  $ 9.285         $ 5.196         $ 2.456
Number of Units Outstanding, End of Period               90,368         677,793         906,846
------------------------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.274         $10.739
Accumulation Unit Value, End of Period                  $10.274         $10.739         $10.925
Number of Units Outstanding, End of Period               44,141         752,768       1,645,260
------------------------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.233         $10.410
Accumulation Unit Value, End of Period                  $10.233         $10.410         $10.355
Number of Units Outstanding, End of Period              331,136       2,182,137       2,935,721
------------------------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.251         $ 5.177
Accumulation Unit Value, End of Period                  $ 7.251         $ 5.177         $ 4.031
Number of Units Outstanding, End of Period               44,446         131,984         234,770
------------------------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.718         $11.502
Accumulation Unit Value, End of Period                  $10.718         $11.502         $11.723
Number of Units Outstanding, End of Period               71,637       1,097,215       1,903,204
------------------------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.933         $ 7.670
Accumulation Unit Value, End of Period                  $ 8.933         $ 7.670         $ 5.404
Number of Units Outstanding, End of Period              349,739       2,012,604       3,505,833
------------------------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.894         $ 8.702
Accumulation Unit Value, End of Period                  $ 9.894         $ 8.702         $ 7.341
Number of Units Outstanding, End of Period              927,640       1,542,063       2,302,350


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $10.101         $ 7.339
Accumulation Unit Value, End of Period                  $10.101         $ 7.339         $ 5.063
Number of Units Outstanding, End of Period              262,820         833,046       1,048,679
------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 6.368         $ 5.845
Accumulation Unit Value, End of Period                  $ 6.368         $ 5.845         $ 4.878
Number of Units Outstanding, End of Period               83,363         309,853         714,626
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.312         $ 6.926
Accumulation Unit Value, End of Period                  $ 8.312         $ 6.926         $ 4.658
Number of Units Outstanding, End of Period              289,749         583,460         786,916
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.028         $ 7.152
Accumulation Unit Value, End of Period                  $ 9.028         $ 7.152         $ 5.555
Number of Units Outstanding, End of Period               64,366         243,882         415,514
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.116
Number of Units Outstanding, End of Period              -               -               176,241
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $10.202         $ 9.699
Accumulation Unit Value, End of Period                  $10.202         $ 9.699         $ 6.412
Number of Units Outstanding, End of Period              169,809       1,402,322       2,778,770
------------------------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $11.470         $12.367
Accumulation Unit Value, End of Period                  $11.470         $12.367         $12.093
Number of Units Outstanding, End of Period               24,307         284,418         606,740
------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.238
Number of Units Outstanding, End of Period              -               -             1,174,301
------------------------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.106         $ 5.451
Accumulation Unit Value, End of Period                  $ 8.106         $ 5.451         $ 3.730
Number of Units Outstanding, End of Period            1,125,425       2,276,631       2,080,345
------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000         $ 8.080
Accumulation Unit Value, End of Period                  -               $ 8.080         $ 5.519
Number of Units Outstanding, End of Period              -             1,087,677       2,204,895
------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.261         $ 6.221
Accumulation Unit Value, End of Period                  $ 8.261         $ 6.221         $ 4.404
Number of Units Outstanding, End of Period              149,322         879,656       1,403,525
------------------------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.379         $ 4.788
Accumulation Unit Value, End of Period                  $ 7.379         $ 4.788         $ 3.046
Number of Units Outstanding, End of Period              142,591         480,552         886,235
------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.298         $ 7.121
Accumulation Unit Value, End of Period                  $ 8.298         $ 7.121         $ 4.593
Number of Units Outstanding, End of Period              327,180       1,611,140       2,347,988
------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.978         $ 5.979
Accumulation Unit Value, End of Period                  $ 7.978         $ 5.979         $ 4.175
Number of Units Outstanding, End of Period               95,260         528,503         775,760
------------------------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $10.213         $10.040
Accumulation Unit Value, End of Period                  $10.213         $10.040         $ 7.053
Number of Units Outstanding, End of Period              284,825       2,415,219       4,169,508
------------------------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.956         $ 6.450
Accumulation Unit Value, End of Period                  $ 7.956         $ 6.450         $ 4.285
Number of Units Outstanding, End of Period              438,221       1,128,214       1,552,553
------------------------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.494
Number of Units Outstanding, End of Period              -               -                61,411
------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $10.534         $ 9.679
Accumulation Unit Value, End of Period                  $10.534         $ 9.679         $ 7.061
Number of Units Outstanding, End of Period               87,345         539,368         769,460
------------------------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2000            2001            2002
                                                        ----            ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.990         $ 7.005
Accumulation Unit Value, End of Period                  $ 8.990         $ 7.005         $ 5.271
Number of Units Outstanding, End of Period              291,584       1,315,715       2,260,742
------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               -               $10.000
Accumulation Unit Value, End of Period                  -               -               $ 7.221
Number of Units Outstanding, End of Period              -               -               555,154
------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.094         $ 6.164
Accumulation Unit Value, End of Period                  $ 8.094         $ 6.164         $ 4.246
Number of Units Outstanding, End of Period              409,032       1,324,888       2,129,057
------------------------------------------------------------------------------------------------




*Contracts with the Income and Death Benefit Combination Option 2 were first offered under the Contracts on June 5, 2000. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1 above. The Accumulation unit Value for each of these Variable
Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75% and an administrative expense charge of 0.10%.


ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE BASE CONTRACT WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75)

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.364
Accumulation Unit Value, End of Period                  $ 9.364         $7.013
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.307
Accumulation Unit Value, End of Period                  $ 9.307         $ 7.006
Number of Units Outstanding, End of Period               18,107          14,260
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.215
Accumulation Unit Value, End of Period                  $ 9.215         $ 6.976
Number of Units Outstanding, End of Period                3,911           3,732
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.973
Accumulation Unit Value, End of Period                  $ 9.973         $ 6.856
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.697
Accumulation Unit Value, End of Period                  $ 9.697         $ 6.479
Number of Units Outstanding, End of Period              0                 3,275
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.132
Accumulation Unit Value, End of Period                  $10.132         $ 7.689
Number of Units Outstanding, End of Period              0                   314
-------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.193
Accumulation Unit Value, End of Period                  $ 9.193         $ 6.839
Number of Units Outstanding, End of Period              0                 1,220
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.623
Accumulation Unit Value, End of Period                  $ 9.623         $ 8.143
Number of Units Outstanding, End of Period                8,565           8,563
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.001
Accumulation Unit Value, End of Period                  $ 9.001         $ 4.225
Number of Units Outstanding, End of Period              0                   803
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.275
Accumulation Unit Value, End of Period                  $10.275         $10.464
Number of Units Outstanding, End of Period                  173           1,572
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.049
Accumulation Unit Value, End of Period                  $10.049         $10.007
Number of Units Outstanding, End of Period               19,173          18,830
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.117
Accumulation Unit Value, End of Period                  $ 9.117         $ 6.362
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.417
Accumulation Unit Value, End of Period                  $10.417         $10.629
Number of Units Outstanding, End of Period               10,593          11,507
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.444
Accumulation Unit Value, End of Period                  $ 9.444         $ 6.661
Number of Units Outstanding, End of Period              0                 6,130
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.784
Accumulation Unit Value, End of Period                  $ 9.784         $ 8.048
Number of Units Outstanding, End of Period              0                 6,422

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),

VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.305
Accumulation Unit Value, End of Period                  $ 8.305         $ 5.736
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.258
Accumulation Unit Value, End of Period                  $ 9.258         $ 8.155
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.674
Accumulation Unit Value, End of Period                  $ 9.674         $ 6.484
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.789
Accumulation Unit Value, End of Period                  $ 9.789         $ 7.071
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.120
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.852
Accumulation Unit Value, End of Period                  $ 9.852         $ 6.521
Number of Units Outstanding, End of Period                1,569           7,104
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.584
Accumulation Unit Value, End of Period                  $10.584         $10.036
Number of Units Outstanding, End of Period              0                   179
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.242
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.250
Accumulation Unit Value, End of Period                  $ 9.250         $ 6.013
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.246
Accumulation Unit Value, End of Period                  $ 9.246         $ 5.992
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.392
Accumulation Unit Value, End of Period                  $ 9.392         $ 6.541
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.455
Accumulation Unit Value, End of Period                  $ 9.455         $ 5.622
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.364
Accumulation Unit Value, End of Period                  $ 9.364         $ 6.046
Number of Units Outstanding, End of Period                  372           3,799
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.350
Accumulation Unit Value, End of Period                  $ 9.350         $ 6.381
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.516
Accumulation Unit Value, End of Period                  $ 9.516         $ 6.692
Number of Units Outstanding, End of Period                1,576           9,070
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.474
Accumulation Unit Value, End of Period                  $ 9.474         $ 6.194
Number of Units Outstanding, End of Period              0                11,743
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.498
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.450
Accumulation Unit Value, End of Period                  $ 9.450         $ 6.902
Number of Units Outstanding, End of Period               15,899          19,111
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.174
Accumulation Unit Value, End of Period                  $ 9.174         $ 6.911
Number of Units Outstanding, End of Period              0                 5,957
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.226
Number of Units Outstanding, End of Period              -                 1,302
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.632
Accumulation Unit Value, End of Period                  $ 9.632         $ 6.283
Number of Units Outstanding, End of Period              0                   369
--------------------------------------------------------------------------------


*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The
Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60%.





ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED - WITH THE PERFORMANCE DEATH
BENEFIT OPTION WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75)

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.175
Accumulation Unit Value, End of Period                  $ 9.175         $ 7.001
Number of Units Outstanding, End of Period                3,973           2,095
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.301
Accumulation Unit Value, End of Period                  $ 9.301         $ 6.994
Number of Units Outstanding, End of Period               16,151          18,666
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.208
Accumulation Unit Value, End of Period                  $ 9.208         $ 6.964
Number of Units Outstanding, End of Period               22,051          21,675
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.545
Accumulation Unit Value, End of Period                  $ 9.545         $ 6.844
Number of Units Outstanding, End of Period               10,888          12,544
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.694
Accumulation Unit Value, End of Period                  $ 9.694         $ 6.469
Number of Units Outstanding, End of Period              0                 1,650
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.675
Accumulation Unit Value, End of Period                  $ 9.675         $ 7.677
Number of Units Outstanding, End of Period                4,517           7,092
-------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.710
Accumulation Unit Value, End of Period                  $ 7.710         $ 6.828
Number of Units Outstanding, End of Period               12,775          12,775
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.783
Accumulation Unit Value, End of Period                  $ 9.783         $ 8.129
Number of Units Outstanding, End of Period              0                 1,698
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.998
Accumulation Unit Value, End of Period                  $ 8.998         $ 4.218
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.042
Accumulation Unit Value, End of Period                  $10.042         $ 9.991
Number of Units Outstanding, End of Period                3,050          19,410
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.115
Accumulation Unit Value, End of Period                  $ 9.115         $ 6.352
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.409
Accumulation Unit Value, End of Period                  $10.409         $10.611
Number of Units Outstanding, End of Period                2,021           4,480
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.110
Accumulation Unit Value, End of Period                  $10.110         $10.447
Number of Units Outstanding, End of Period              0                   591
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.438
Accumulation Unit Value, End of Period                  $ 9.438         $ 6.650
Number of Units Outstanding, End of Period                9,096          12,114
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.522
Accumulation Unit Value, End of Period                  $ 9.522         $ 8.034
Number of Units Outstanding, End of Period               16,619          22,171

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.299
Accumulation Unit Value, End of Period                  $ 8.299         $ 5.727
Number of Units Outstanding, End of Period                1,366           5,452
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.256
Accumulation Unit Value, End of Period                  $ 9.256         $ 8.142
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.623
Accumulation Unit Value, End of Period                  $ 9.623         $ 6.473
Number of Units Outstanding, End of Period              0                 2,367
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.787
Accumulation Unit Value, End of Period                  $ 9.787         $ 7.059
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.116
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.846
Accumulation Unit Value, End of Period                  $ 9.846         $ 6.510
Number of Units Outstanding, End of Period                5,928          15,227
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.581
Accumulation Unit Value, End of Period                  $10.581         $10.019
Number of Units Outstanding, End of Period              0                 2,727
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.238
Number of Units Outstanding, End of Period              -                 8,943
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.770
Accumulation Unit Value, End of Period                  $ 8.770         $ 6.003
Number of Units Outstanding, End of Period                3,377           2,373
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.757
Accumulation Unit Value, End of Period                  $ 8.757         $ 5.982
Number of Units Outstanding, End of Period                3,870           6,497
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.224
Accumulation Unit Value, End of Period                  $ 9.224         $ 6.531
Number of Units Outstanding, End of Period                2,269          10,698
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.452
Accumulation Unit Value, End of Period                  $ 9.452         $ 5.613
Number of Units Outstanding, End of Period              0                 1,370
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.357
Accumulation Unit Value, End of Period                  $ 9.357         $ 6.036
Number of Units Outstanding, End of Period                8,347          10,655
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.119
Accumulation Unit Value, End of Period                  $ 9.119         $ 6.370
Number of Units Outstanding, End of Period                  535           8,306
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.509
Accumulation Unit Value, End of Period                  $ 9.509         $ 6.681
Number of Units Outstanding, End of Period               15,351          34,967
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.307
Accumulation Unit Value, End of Period                  $ 9.307         $ 6.183
Number of Units Outstanding, End of Period                8,555           7,104
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period             -              $10.000
Accumulation Unit Value, End of Period                   -              $ 7.494
Number of Units Outstanding, End of Period               -              0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.443
Accumulation Unit Value, End of Period                   $ 9.443        $ 6.890
Number of Units Outstanding, End of Period                   835          1,916
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.168
Accumulation Unit Value, End of Period                  $ 9.168         $ 6.900
Number of Units Outstanding, End of Period                6,531          10,335
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.222
Number of Units Outstanding, End of Period              -                 2,428
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.105
Accumulation Unit Value, End of Period                  $ 9.105         $ 6.273
Number of Units Outstanding, End of Period               11,986          14,539
--------------------------------------------------------------------------------


*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The
Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.73%.


ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED - WITH THE DEATH BENEFIT COMBINATION OPTION WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75)

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.169
Accumulation Unit Value, End of Period                  $ 9.169         $ 6.991
Number of Units Outstanding, End of Period                1,807           3,222
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.295
Accumulation Unit Value, End of Period                  $ 9.295         $ 6.984
Number of Units Outstanding, End of Period               51,343          75,943
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.203
Accumulation Unit Value, End of Period                  $ 9.203         $ 6.955
Number of Units Outstanding, End of Period               13,092          29,070
--------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.539
Accumulation Unit Value, End of Period                  $ 9.539         $ 6.835
Number of Units Outstanding, End of Period                2,806           6,819
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.961
Accumulation Unit Value, End of Period                  $ 8.961         $ 6.459
Number of Units Outstanding, End of Period                  248             553
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.669
Accumulation Unit Value, End of Period                  $ 9.669         $ 7.666
Number of Units Outstanding, End of Period                7,554          28,728
-------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.705
Accumulation Unit Value, End of Period                  $ 7.705         $ 6.818
Number of Units Outstanding, End of Period               16,540          23,262
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.611
Accumulation Unit Value, End of Period                  $ 9.611         $ 8.118
Number of Units Outstanding, End of Period                5,853          13,643
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.918
Accumulation Unit Value, End of Period                  $ 8.918         $ 4.212
Number of Units Outstanding, End of Period               12,144          11,721
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.036
Accumulation Unit Value, End of Period                  $10.036         $ 9.977
Number of Units Outstanding, End of Period               31,775         108,936
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.152
Accumulation Unit Value, End of Period                  $ 8.152         $ 6.343
Number of Units Outstanding, End of Period                  224           1,271
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.403
Accumulation Unit Value, End of Period                  $10.403         $10.596
Number of Units Outstanding, End of Period               55,102          90,541
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.262
Accumulation Unit Value, End of Period                  $10.262         $10.432
Number of Units Outstanding, End of Period                3,574          26,935
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.432
Accumulation Unit Value, End of Period                  $ 9.432         $ 6.641
Number of Units Outstanding, End of Period               38,678          86,172
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.517
Accumulation Unit Value, End of Period                  $ 9.517         $ 8.023
Number of Units Outstanding, End of Period               26,727          28,350


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.294
Accumulation Unit Value, End of Period                  $ 8.294         $ 5.718
Number of Units Outstanding, End of Period                7,285          30,033
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.749
Accumulation Unit Value, End of Period                  $ 9.749         $ 8.130
Number of Units Outstanding, End of Period                  261             391
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.617
Accumulation Unit Value, End of Period                  $ 9.617         $ 6.464
Number of Units Outstanding, End of Period               14,722          20,091
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.082
Accumulation Unit Value, End of Period                  $ 9.082         $ 7.049
Number of Units Outstanding, End of Period               14,303          16,607
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.133
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.840
Accumulation Unit Value, End of Period                  $ 9.840         $ 6.501
Number of Units Outstanding, End of Period               14,911          67,208
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.239
Accumulation Unit Value, End of Period                  $10.239         $10.005
Number of Units Outstanding, End of Period                8,679          22,756
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.235
Number of Units Outstanding, End of Period              -                32,926
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.765
Accumulation Unit Value, End of Period                  $ 8.765         $ 5.994
Number of Units Outstanding, End of Period                  853              82
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.752
Accumulation Unit Value, End of Period                  $ 8.752         $ 5.974
Number of Units Outstanding, End of Period               14,002          31,392
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.219
Accumulation Unit Value, End of Period                  $ 9.219         $ 6.521
Number of Units Outstanding, End of Period                5,605           8,207
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.816
Accumulation Unit Value, End of Period                  $ 8.816         $ 5.605
Number of Units Outstanding, End of Period                1,504           3,454
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.352
Accumulation Unit Value, End of Period                  $ 9.352         $ 6.027
Number of Units Outstanding, End of Period                5,156          21,037
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.114
Accumulation Unit Value, End of Period                  $ 9.114         $ 6.361
Number of Units Outstanding, End of Period                  885           2,056
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.504
Accumulation Unit Value, End of Period                  $ 9.504         $ 6.672
Number of Units Outstanding, End of Period               35,106          70,846
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.301
Accumulation Unit Value, End of Period                  $ 9.301         $ 6.175
Number of Units Outstanding, End of Period                8,463          12,288
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.491
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.437
Accumulation Unit Value, End of Period                  $ 9.437         $ 6.880
Number of Units Outstanding, End of Period               15,121          25,359
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.162
Accumulation Unit Value, End of Period                  $ 9.162         $ 6.890
Number of Units Outstanding, End of Period                7,318          18,418
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.218
Number of Units Outstanding, End of Period              -                12,123
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.100
Accumulation Unit Value, End of Period                  $ 9.100         $ 6.264
Number of Units Outstanding, End of Period                6,656           8,370
--------------------------------------------------------------------------------


*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.84%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED - WITH THE INCOME BENEFIT COMBINATION OPTION 2 WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 66-75)

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares))
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.116
Accumulation Unit Value, End of Period                  $ 9.116         $ 6.986
Number of Units Outstanding, End of Period                  748           2,254
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.292
Accumulation Unit Value, End of Period                  $ 9.292         $ 6.979
Number of Units Outstanding, End of Period              0                 1,104
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.176
Accumulation Unit Value, End of Period                  $ 9.176         $ 6.949
Number of Units Outstanding, End of Period              0                    76
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.536
Accumulation Unit Value, End of Period                  $ 9.536         $ 6.829
Number of Units Outstanding, End of Period                  441           1,411
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.691
Accumulation Unit Value, End of Period                  $ 9.691         $ 6.454
Number of Units Outstanding, End of Period              0                   419
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.127
Accumulation Unit Value, End of Period                  $10.127         $ 7.660
Number of Units Outstanding, End of Period              0               0
-------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.188
Accumulation Unit Value, End of Period                  $ 9.188         $ 6.813
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.780
Accumulation Unit Value, End of Period                  $ 9.780         $ 8.112
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.996
Accumulation Unit Value, End of Period                  $ 8.996         $ 4.209
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.033
Accumulation Unit Value, End of Period                  $10.033         $ 9.969
Number of Units Outstanding, End of Period                7,315           1,918
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.112
Accumulation Unit Value, End of Period                  $ 9.112         $ 6.338
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.400
Accumulation Unit Value, End of Period                  $10.400         $10.588
Number of Units Outstanding, End of Period                2,112           2,112
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.107
Accumulation Unit Value, End of Period                  $10.107         $10.424
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.778
Accumulation Unit Value, End of Period                  $ 9.778         $ 6.635
Number of Units Outstanding, End of Period              0                   414
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.778
Accumulation Unit Value, End of Period                  $ 9.778         $ 8.017
Number of Units Outstanding, End of Period              0                   159

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.292
Accumulation Unit Value, End of Period                  $ 8.292         $ 5.714
Number of Units Outstanding, End of Period                  328           1,017
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.253
Accumulation Unit Value, End of Period                  $ 9.253         $ 8.124
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.669
Accumulation Unit Value, End of Period                  $ 9.669         $ 6.459
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.784
Accumulation Unit Value, End of Period                  $ 9.784         $ 7.044
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.111
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.837
Accumulation Unit Value, End of Period                  $ 9.837         $ 6.495
Number of Units Outstanding, End of Period                  577           2,200
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.578
Accumulation Unit Value, End of Period                  $10.578         $ 9.997
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.233
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.244
Accumulation Unit Value, End of Period                  $ 9.244         $ 5.990
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.241
Accumulation Unit Value, End of Period                  $ 9.241         $ 5.969
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.387
Accumulation Unit Value, End of Period                  $ 9.387         $ 6.516
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.449
Accumulation Unit Value, End of Period                  $ 9.449         $ 5.601
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.620
Accumulation Unit Value, End of Period                  $ 9.620         $ 6.023
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.344
Accumulation Unit Value, End of Period                  $ 9.344         $ 6.356
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.829
Accumulation Unit Value, End of Period                  $ 9.829         $ 6.667
Number of Units Outstanding, End of Period              0                   108
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.469
Accumulation Unit Value, End of Period                  $ 9.469         $ 6.170
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.489
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS IB SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.886
Accumulation Unit Value, End of Period                  $ 9.886         $ 6.875
Number of Units Outstanding, End of Period              0                   397
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.702
Accumulation Unit Value, End of Period                  $ 9.702         $ 6.885
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.217
Number of Units Outstanding, End of Period              -                    90
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.097
Accumulation Unit Value, End of Period                  $ 9.097         $ 6.259
Number of Units Outstanding, End of Period                  602           1,824
--------------------------------------------------------------------------------

*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The
Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.90%.





ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE BASE CONTRACT WITH THE
ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 55 AND LESS)

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.191
Accumulation Unit Value, End of Period                  $ 9.191         $ 7.031
Number of Units Outstanding, End of Period                2,706           4,551
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.317
Accumulation Unit Value, End of Period                  $ 9.317         $ 7.024
Number of Units Outstanding, End of Period                1,011           1,011
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.225
Accumulation Unit Value, End of Period                  $ 9.225         $ 6.994
Number of Units Outstanding, End of Period                4,427           5,069
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.976
Accumulation Unit Value, End of Period                  $ 9.976         $ 6.873
Number of Units Outstanding, End of Period              0                   288
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.982
Accumulation Unit Value, End of Period                  $ 8.982         $ 6.496
Number of Units Outstanding, End of Period              0                   286
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.136
Accumulation Unit Value, End of Period                  $10.136         $ 7.709
Number of Units Outstanding, End of Period              0                   277
--------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.196
Accumulation Unit Value, End of Period                  $ 9.196         $ 6.857
Number of Units Outstanding, End of Period              0                   113
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.789
Accumulation Unit Value, End of Period                  $ 9.789         $ 8.164
Number of Units Outstanding, End of Period              0                   868
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.004
Accumulation Unit Value, End of Period                  $ 9.004         $ 4.236
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.116
Accumulation Unit Value, End of Period                  $10.116         $10.491
Number of Units Outstanding, End of Period              0                   727
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.060
Accumulation Unit Value, End of Period                  $10.060         $10.033
Number of Units Outstanding, End of Period               45,369          44,522
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.120
Accumulation Unit Value, End of Period                  $ 9.120         $ 6.379
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.428
Accumulation Unit Value, End of Period                  $10.428         $10.656
Number of Units Outstanding, End of Period                1,996           3,393
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.455
Accumulation Unit Value, End of Period                  $ 9.455         $ 6.678
Number of Units Outstanding, End of Period                1,990           2,368
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.787
Accumulation Unit Value, End of Period                  $ 9.787         $ 8.069
Number of Units Outstanding, End of Period              0                 2,743

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.314
Accumulation Unit Value, End of Period                  $ 8.314         $ 5.751
Number of Units Outstanding, End of Period                1,019           1,019
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.772
Accumulation Unit Value, End of Period                  $ 9.772         $ 8.177
Number of Units Outstanding, End of Period                  793           2,091
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.678
Accumulation Unit Value, End of Period                  $ 9.678         $ 6.500
Number of Units Outstanding, End of Period              0                   373
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.793
Accumulation Unit Value, End of Period                  $ 9.793         $ 7.089
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.126
Number of Units Outstanding, End of Period              -                 1,498
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.863
Accumulation Unit Value, End of Period                  $ 9.863         $ 6.537
Number of Units Outstanding, End of Period                  276           2,156
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.263
Accumulation Unit Value, End of Period                  $10.263         $10.062
Number of Units Outstanding, End of Period                1,620           1,707
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.248
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.253
Accumulation Unit Value, End of Period                  $ 9.253         $ 6.028
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.773
Accumulation Unit Value, End of Period                  $ 8.773         $ 6.008
Number of Units Outstanding, End of Period                2,245           1,102
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.240
Accumulation Unit Value, End of Period                  $ 9.240         $ 6.558
Number of Units Outstanding, End of Period                  293             453
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.458
Accumulation Unit Value, End of Period                  $ 9.458         $ 5.637
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.374
Accumulation Unit Value, End of Period                  $ 9.374         $ 6.061
Number of Units Outstanding, End of Period                2,146           5,427
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.353
Accumulation Unit Value, End of Period                  $ 9.353         $ 6.397
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.526
Accumulation Unit Value, End of Period                  $ 9.526         $ 6.710
Number of Units Outstanding, End of Period                2,580           3,172
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.323
Accumulation Unit Value, End of Period                  $ 9.323         $ 6.210
Number of Units Outstanding, End of Period                7,034           5,959
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.505
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.895
Accumulation Unit Value, End of Period                  $ 9.895         $ 6.919
Number of Units Outstanding, End of Period              0                   574
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.184
Accumulation Unit Value, End of Period                  $ 9.184         $ 6.929
Number of Units Outstanding, End of Period                5,772           5,043
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.232
Number of Units Outstanding, End of Period              -                 1,452
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.121
Accumulation Unit Value, End of Period                  $ 9.121         $ 6.299
Number of Units Outstanding, End of Period                  285             972
--------------------------------------------------------------------------------

*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40%.


ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 55 AND LESS) AND THE PERFORMANCE DEATH BENEFIT OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.185
Accumulation Unit Value, End of Period                  $ 9.185         $ 7.019
Number of Units Outstanding, End of Period                  856           6,623
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.311
Accumulation Unit Value, End of Period                  $ 9.311         $ 7.012
Number of Units Outstanding, End of Period                7,536          21,140
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.218
Accumulation Unit Value, End of Period                  $ 9.218         $ 6.982
Number of Units Outstanding, End of Period                7,275          21,316
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.556
Accumulation Unit Value, End of Period                  $ 9.556         $ 6.862
Number of Units Outstanding, End of Period                1,140           3,566
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.698
Accumulation Unit Value, End of Period                  $ 9.698         $ 6.485
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.685
Accumulation Unit Value, End of Period                  $ 9.685         $ 7.696
Number of Units Outstanding, End of Period                1,632           4,992
-------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.718
Accumulation Unit Value, End of Period                  $ 7.718         $ 6.845
Number of Units Outstanding, End of Period                  439             439
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.627
Accumulation Unit Value, End of Period                  $ 9.627         $ 8.150
Number of Units Outstanding, End of Period                  829           3,706
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.933
Accumulation Unit Value, End of Period                  $ 8.933         $ 4.229
Number of Units Outstanding, End of Period                  443           1,629
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.279
Accumulation Unit Value, End of Period                  $10.279         $10.474
Number of Units Outstanding, End of Period                  121          32,735
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.053
Accumulation Unit Value, End of Period                  $10.053         $10.016
Number of Units Outstanding, End of Period               20,406          20,412
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.118
Accumulation Unit Value, End of Period                  $ 9.118         $ 6.368
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.421
Accumulation Unit Value, End of Period                  $10.421         $10.639
Number of Units Outstanding, End of Period                  943          13,948
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.448
Accumulation Unit Value, End of Period                  $ 9.448         $ 6.667
Number of Units Outstanding, End of Period               12,846          22,344
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.532
Accumulation Unit Value, End of Period                  $ 9.532         $ 8.055
Number of Units Outstanding, End of Period                7,962          10,090


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.308
Accumulation Unit Value, End of Period                  $ 8.308         $ 5.741
Number of Units Outstanding, End of Period                2,204           2,203
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.766
Accumulation Unit Value, End of Period                  $ 9.766         $ 8.163
Number of Units Outstanding, End of Period                1,106           1,368
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.633
Accumulation Unit Value, End of Period                  $ 9.633         $ 6.489
Number of Units Outstanding, End of Period                1,842           5,397
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.791
Accumulation Unit Value, End of Period                  $ 9.791         $ 7.077
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.122
Number of Units Outstanding, End of Period              -                 2,176
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.856
Accumulation Unit Value, End of Period                  $ 9.856         $ 6.527
Number of Units Outstanding, End of Period                5,648          16,763
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.256
Accumulation Unit Value, End of Period                  $10.256         $10.045
Number of Units Outstanding, End of Period                  726           3,154
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.244
Number of Units Outstanding, End of Period              -                 1,283
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.780
Accumulation Unit Value, End of Period                  $ 8.780         $ 6.018
Number of Units Outstanding, End of Period                1,647           6,400
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.767
Accumulation Unit Value, End of Period                  $ 8.767         $ 5.997
Number of Units Outstanding, End of Period                3,477           7,440
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.234
Accumulation Unit Value, End of Period                  $ 9.234         $ 6.547
Number of Units Outstanding, End of Period                  423             342
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.831
Accumulation Unit Value, End of Period                  $ 8.831         $ 5.628
Number of Units Outstanding, End of Period                  429             416
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.367
Accumulation Unit Value, End of Period                  $ 9.367         $ 6.051
Number of Units Outstanding, End of Period                4,442           8,723
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.129
Accumulation Unit Value, End of Period                  $ 9.129         $ 6.386
Number of Units Outstanding, End of Period                1,019           1,724
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 0.520
Accumulation Unit Value, End of Period                  $ 0.520         $ 6.698
Number of Units Outstanding, End of Period                4,775          14,269
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.317
Accumulation Unit Value, End of Period                  $ 9.317         $ 6.199
Number of Units Outstanding, End of Period                3,831           4,011
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.500
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.453
Accumulation Unit Value, End of Period                  $ 9.453         $ 6.908
Number of Units Outstanding, End of Period                4,403           4,437
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.178
Accumulation Unit Value, End of Period                  $ 9.178         $ 6.917
Number of Units Outstanding, End of Period                2,107           3,682
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.228
Number of Units Outstanding, End of Period              -                 5,035
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.115
Accumulation Unit Value, End of Period                  $ 9.115         $ 6.289
Number of Units Outstanding, End of Period                2,670           9,706
--------------------------------------------------------------------------------



*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.53%.


ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 55 AND LESS) AND THE DEATH BENEFIT COMBINATION OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.179
Accumulation Unit Value, End of Period                  $ 9.179         $ 7.009
Number of Units Outstanding, End of Period                  992             642
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.305
Accumulation Unit Value, End of Period                  $ 9.305         $ 7.002
Number of Units Outstanding, End of Period               14,817          21,712
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.213
Accumulation Unit Value, End of Period                  $ 9.213         $ 6.973
Number of Units Outstanding, End of Period                8,540          17,155
--------------------------------------------------------------------------------

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.549
Accumulation Unit Value, End of Period                  $ 9.549         $ 6.852
Number of Units Outstanding, End of Period                2,347           8,244
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.970
Accumulation Unit Value, End of Period                  $ 8.970         $ 6.476
Number of Units Outstanding, End of Period                1,956           1,965
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.680
Accumulation Unit Value, End of Period                  $ 9.680         $ 7.685
Number of Units Outstanding, End of Period                3,229           3,728
--------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.713
Accumulation Unit Value, End of Period                  $ 7.713         $ 6.835
Number of Units Outstanding, End of Period                  820           2,220
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.621
Accumulation Unit Value, End of Period                  $ 9.621         $ 8.139
Number of Units Outstanding, End of Period                6,066           5,553
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.928
Accumulation Unit Value, End of Period                  $ 8.928         $ 4.223
Number of Units Outstanding, End of Period                1,198           4,061
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.273
Accumulation Unit Value, End of Period                  $10.273         $10.459
Number of Units Outstanding, End of Period               11,499          14,563
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.047
Accumulation Unit Value, End of Period                  $10.047         $10.002
Number of Units Outstanding, End of Period                8,001           7,561
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.160
Accumulation Unit Value, End of Period                  $ 8.160         $ 6.359
Number of Units Outstanding, End of Period                3,000           3,000
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.415
Accumulation Unit Value, End of Period                  $10.415         $10.624
Number of Units Outstanding, End of Period                9,489          11,996
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.442
Accumulation Unit Value, End of Period                  $ 9.442         $ 6.658
Number of Units Outstanding, End of Period               13,404          18,933
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.527
Accumulation Unit Value, End of Period                  $ 9.527         $ 8.044
Number of Units Outstanding, End of Period                8,726           9,852


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.303
Accumulation Unit Value, End of Period                  $ 8.303         $ 5.733
Number of Units Outstanding, End of Period                5,707           6,078
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.257
Accumulation Unit Value, End of Period                  $ 9.257         $ 8.151
Number of Units Outstanding, End of Period              0                   101
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.628
Accumulation Unit Value, End of Period                  $ 9.628         $ 6.480
Number of Units Outstanding, End of Period                4,732           7,482
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.092
Accumulation Unit Value, End of Period                  $ 9.092         $ 7.067
Number of Units Outstanding, End of Period                1,647           3,480
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.119
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.850
Accumulation Unit Value, End of Period                  $ 9.850         $ 6.517
Number of Units Outstanding, End of Period               18,147          25,764
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.250
Accumulation Unit Value, End of Period                  $10.250         $10.031
Number of Units Outstanding, End of Period                2,377           8,010
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.241
Number of Units Outstanding, End of Period              -                11,075
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.774
Accumulation Unit Value, End of Period                  $ 8.774         $ 6.010
Number of Units Outstanding, End of Period                1,555           1,057
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.761
Accumulation Unit Value, End of Period                  $ 8.761         $ 5.989
Number of Units Outstanding, End of Period               12,321          20,131
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.229
Accumulation Unit Value, End of Period                  $ 9.229         $ 6.538
Number of Units Outstanding, End of Period                6,576           6,919
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.826
Accumulation Unit Value, End of Period                  $ 8.826         $ 5.620
Number of Units Outstanding, End of Period                3,518           3,250
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.362
Accumulation Unit Value, End of Period                  $ 9.362         $ 6.043
Number of Units Outstanding, End of Period                5,896           8,323
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.124
Accumulation Unit Value, End of Period                  $ 9.124         $ 6.377
Number of Units Outstanding, End of Period                  100             100
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.514
Accumulation Unit Value, End of Period                  $ 9.514         $ 6.689
Number of Units Outstanding, End of Period               14,176          27,668
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.311
Accumulation Unit Value, End of Period                  $ 9.311         $ 6.191
Number of Units Outstanding, End of Period                7,953           9,715
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.497
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.447
Accumulation Unit Value, End of Period                  $ 9.447         $ 6.898
Number of Units Outstanding, End of Period                   30              29
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.172
Accumulation Unit Value, End of Period                  $ 9.172         $ 6.908
Number of Units Outstanding, End of Period                1,426           4,944
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.224
Number of Units Outstanding, End of Period              -                 2,704
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.110
Accumulation Unit Value, End of Period                  $ 9.110         $ 6.280
Number of Units Outstanding, End of Period                6,514          10,949
--------------------------------------------------------------------------------







*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.64%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 55 AND LESS) AND THE INCOME BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.176
Accumulation Unit Value, End of Period                  $ 9.176         $ 7.004
Number of Units Outstanding, End of Period                1,791           3,108
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.302
Accumulation Unit Value, End of Period                  $ 9.302         $ 6.997
Number of Units Outstanding, End of Period                7,116           7,255
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.210
Accumulation Unit Value, End of Period                  $ 9.210         $ 6.967
Number of Units Outstanding, End of Period                4,944           6,792
--------------------------------------------------------------------------------



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.546
Accumulation Unit Value, End of Period                  $ 9.546         $ 6.847
Number of Units Outstanding, End of Period                1,959           3,054
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.968
Accumulation Unit Value, End of Period                  $ 8.968         $ 6.471
Number of Units Outstanding, End of Period                  268             795
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.677
Accumulation Unit Value, End of Period                  $ 9.677         $ 7.680
Number of Units Outstanding, End of Period                  885           3,057
--------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.711
Accumulation Unit Value, End of Period                  $ 7.711         $ 6.830
Number of Units Outstanding, End of Period                2,141           2,364
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.618
Accumulation Unit Value, End of Period                  $ 9.618         $ 8.133
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.925
Accumulation Unit Value, End of Period                  $ 8.925         $ 4.220
Number of Units Outstanding, End of Period                  581             581
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.269
Accumulation Unit Value, End of Period                  $10.269         $10.451
Number of Units Outstanding, End of Period              0                 5,521
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.027
Accumulation Unit Value, End of Period                  $10.027         $ 9.995
Number of Units Outstanding, End of Period              0                 1,817
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.115
Accumulation Unit Value, End of Period                  $ 9.115         $ 6.354
Number of Units Outstanding, End of Period              0                    29
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.411
Accumulation Unit Value, End of Period                  $10.411         $10.615
Number of Units Outstanding, End of Period                  231           5,366
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.439
Accumulation Unit Value, End of Period                  $ 9.439         $ 6.653
Number of Units Outstanding, End of Period                2,487           4,659
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.524
Accumulation Unit Value, End of Period                  $ 9.524         $ 8.038
Number of Units Outstanding, End of Period                1,931           1,819


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.388
Accumulation Unit Value, End of Period                  $ 9.388         $ 5.729
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.757
Accumulation Unit Value, End of Period                  $ 9.757         $ 8.145
Number of Units Outstanding, End of Period                  275             802
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.672
Accumulation Unit Value, End of Period                  $ 9.672         $ 6.475
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.089
Accumulation Unit Value, End of Period                  $ 9.089         $ 7.062
Number of Units Outstanding, End of Period                  849             232
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.117
Number of Units Outstanding, End of Period              -                   565
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.847
Accumulation Unit Value, End of Period                  $ 9.847         $ 6.512
Number of Units Outstanding, End of Period                6,589          10,233
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.247
Accumulation Unit Value, End of Period                  $10.247         $10.023
Number of Units Outstanding, End of Period                2,225           3,195
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.239
Number of Units Outstanding, End of Period              -                 1,240
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.248
Accumulation Unit Value, End of Period                  $ 9.248         $ 6.005
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.759
Accumulation Unit Value, End of Period                  $ 8.759         $ 5.984
Number of Units Outstanding, End of Period                6,150           7,766
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.226
Accumulation Unit Value, End of Period                  $ 9.226         $ 6.533
Number of Units Outstanding, End of Period                2,227           2,783
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.823
Accumulation Unit Value, End of Period                  $ 8.823         $ 5.615
Number of Units Outstanding, End of Period                1,892           3,291
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.359
Accumulation Unit Value, End of Period                  $ 9.359         $ 6.038
Number of Units Outstanding, End of Period                3,186           7,488
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.348
Accumulation Unit Value, End of Period                  $ 9.348         $ 6.372
Number of Units Outstanding, End of Period              0                   717
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period           $10.000          $ 9.511
Accumulation Unit Value, End of Period                 $ 9.511          $ 6.684
Number of Units Outstanding, End of Period               5,378            8,044
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period           $10.000          $ 9.308
Accumulation Unit Value, End of Period                 $ 9.308          $ 6.186
Number of Units Outstanding, End of Period                 918            2,874
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period           -                $10.000
Accumulation Unit Value, End of Period                 -                $ 7.495
Number of Units Outstanding, End of Period             -                0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period           $10.000          $ 9.444
Accumulation Unit Value, End of Period                 $ 9.444          $ 6.893
Number of Units Outstanding, End of Period                 151            7,040
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.169
Accumulation Unit Value, End of Period                  $ 9.169         $ 6.902
Number of Units Outstanding, End of Period                2,608           4,494
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.223
Number of Units Outstanding, End of Period              -                   499
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.107
Accumulation Unit Value, End of Period                  $ 9.107         $ 6.275
Number of Units Outstanding, End of Period                1,593           4,400
--------------------------------------------------------------------------------








*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.70%.


ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 55 AND LESS) AND THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.166
Accumulation Unit Value, End of Period                  $ 9.166         $ 6.986
Number of Units Outstanding, End of Period               37,994          75,388
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.292
Accumulation Unit Value, End of Period                  $ 9.29          $ 6.979
Number of Units Outstanding, End of Period              102,358         242,141
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.200
Accumulation Unit Value, End of Period                  $ 9.200         $ 6.949
Number of Units Outstanding, End of Period              122,908         228,443
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.536
Accumulation Unit Value, End of Period                  $ 9.536         $ 6.829
Number of Units Outstanding, End of Period               54,700         120,555
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.958
Accumulation Unit Value, End of Period                  $ 8.958         $ 6.454
Number of Units Outstanding, End of Period               11,212          29,588
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.666
Accumulation Unit Value, End of Period                  $ 9.666         $ 7.660
Number of Units Outstanding, End of Period               42,603          96,046
--------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.702
Accumulation Unit Value, End of Period                  $ 7.702         $ 6.813
Number of Units Outstanding, End of Period               27,974          52,770
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.608
Accumulation Unit Value, End of Period                  $ 9.608         $ 8.112
Number of Units Outstanding, End of Period               14,674          42,061
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.915
Accumulation Unit Value, End of Period                  $ 8.915         $ 4.209
Number of Units Outstanding, End of Period               18,053          32,601
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.258
Accumulation Unit Value, End of Period                  $10.258         $10.424
Number of Units Outstanding, End of Period               45,215         140,503
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.033
Accumulation Unit Value, End of Period                  $10.033         $ 9.969
Number of Units Outstanding, End of Period               93,551         205,578
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.149
Accumulation Unit Value, End of Period                  $ 8.149         $ 6.338
Number of Units Outstanding, End of Period               23,444          25,477
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.400
Accumulation Unit Value, End of Period                  $10.400         $10.588
Number of Units Outstanding, End of Period              143,420         170,294
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.429
Accumulation Unit Value, End of Period                  $ 9.429         $ 6.635
Number of Units Outstanding, End of Period               88,645         201,658
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.513
Accumulation Unit Value, End of Period                  $ 9.513         $ 8.017
Number of Units Outstanding, End of Period               73,693         134,577


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.292
Accumulation Unit Value, End of Period                  $ 8.292         $ 5.714
Number of Units Outstanding, End of Period               42,821          60,641
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.746
Accumulation Unit Value, End of Period                  $ 9.746         $ 8.124
Number of Units Outstanding, End of Period               10,220          29,932
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.614
Accumulation Unit Value, End of Period                  $ 9.614         $ 6.459
Number of Units Outstanding, End of Period               14,404          24,287
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.079
Accumulation Unit Value, End of Period                  $ 9.079         $ 7.044
Number of Units Outstanding, End of Period               10,515          25,492
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.111
Number of Units Outstanding, End of Period              -                19,100
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.837
Accumulation Unit Value, End of Period                  $ 9.837         $ 6.495
Number of Units Outstanding, End of Period              106,457         280,641
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.236
Accumulation Unit Value, End of Period                  $10.236         $ 9.997
Number of Units Outstanding, End of Period               24,019          82,439
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.233
Number of Units Outstanding, End of Period              -               171,877
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.762
Accumulation Unit Value, End of Period                  $ 8.762         $ 5.990
Number of Units Outstanding, End of Period                3,800          42,869
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.749
Accumulation Unit Value, End of Period                  $ 8.749         $ 5.969
Number of Units Outstanding, End of Period               94,621         194,942
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.216
Accumulation Unit Value, End of Period                  $ 9.216         $ 6.516
Number of Units Outstanding, End of Period               67,153         108,907
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.814
Accumulation Unit Value, End of Period                  $ 8.814         $ 5.601
Number of Units Outstanding, End of Period               31,363          67,041
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.349
Accumulation Unit Value, End of Period                  $ 9.349         $ 6.023
Number of Units Outstanding, End of Period               85,279         150,575
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.111
Accumulation Unit Value, End of Period                  $ 9.111         $ 6.356
Number of Units Outstanding, End of Period               12,882          20,785
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.501
Accumulation Unit Value, End of Period                  $ 9.501         $ 6.667
Number of Units Outstanding, End of Period              141,748         304,089
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.298
Accumulation Unit Value, End of Period                  $ 9.298         $ 6.170
Number of Units Outstanding, End of Period               50,766          97,030
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.489
Number of Units Outstanding, End of Period              -                 3,615
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.434
Accumulation Unit Value, End of Period                  $ 9.434         $ 6.875
Number of Units Outstanding, End of Period               35,301          75,811
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.159
Accumulation Unit Value, End of Period                  $ 9.159         $ 6.885
Number of Units Outstanding, End of Period               63,280         147,374
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.217
Number of Units Outstanding, End of Period              -                56,085
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.097
Accumulation Unit Value, End of Period                  $ 9.097         $ 6.259
Number of Units Outstanding, End of Period               71,449         111,589
--------------------------------------------------------------------------------



*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The
Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.90%.


ACCUMULATION  UNIT VALUES AND NUMBER OF ACCUMULATION  UNITS OUTSTANDING FOR EACH
SUB-ACCOUNT  SINCE  CONTRACTS WERE FIRST OFFERED WITH THE BASE CONTRACT WITH THE
ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 56-65)

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.186
Accumulation Unit Value, End of Period                  $ 9.186         $ 7.022
Number of Units Outstanding, End of Period                  149         0
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.312
Accumulation Unit Value, End of Period                  $ 9.312         $ 7.015
Number of Units Outstanding, End of Period               10,910          17,222
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.182
Accumulation Unit Value, End of Period                  $ 9.182         $ 6.985
Number of Units Outstanding, End of Period              0                 3,197
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.974
Accumulation Unit Value, End of Period                  $ 9.974         $ 6.865
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.698
Accumulation Unit Value, End of Period                  $ 9.698         $ 6.488
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.134
Accumulation Unit Value, End of Period                  $10.134         $ 7.699
Number of Units Outstanding, End of Period              0                 2,734
--------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.195
Accumulation Unit Value, End of Period                  $ 9.195         $ 6.848
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.628
Accumulation Unit Value, End of Period                  $ 9.628         $ 8.154
Number of Units Outstanding, End of Period                1,438           2,775
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.002
Accumulation Unit Value, End of Period                  $ 9.002         $ 4.231
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.280
Accumulation Unit Value, End of Period                  $10.280         $10.478
Number of Units Outstanding, End of Period                1,488           6,297
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.031
Accumulation Unit Value, End of Period                  $10.031         $10.020
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.119
Accumulation Unit Value, End of Period                  $ 9.119         $ 6.370
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.422
Accumulation Unit Value, End of Period                  $10.422         $10.643
Number of Units Outstanding, End of Period                1,612           4,587
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.449
Accumulation Unit Value, End of Period                   $ 9.449        $ 6.670
Number of Units Outstanding, End of Period                 8,443         11,185
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.534
Accumulation Unit Value, End of Period                   $ 9.534        $ 8.058
Number of Units Outstanding, End of Period                   146          4,279

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.309
Accumulation Unit Value, End of Period                  $ 8.309         $ 5.744
Number of Units Outstanding, End of Period                  912             910
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.259
Accumulation Unit Value, End of Period                  $ 9.259         $ 8.166
Number of Units Outstanding, End of Period              0                 2,546
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.676
Accumulation Unit Value, End of Period                  $ 9.676         $ 6.492
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.791
Accumulation Unit Value, End of Period                  $ 9.791         $ 7.080
Number of Units Outstanding, End of Period              0                 2,870
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.123
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.858
Accumulation Unit Value, End of Period                  $ 9.85          $ 6.529
Number of Units Outstanding, End of Period                2,378           7,971
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.586
Accumulation Unit Value, End of Period                  $10.586         $10.049
Number of Units Outstanding, End of Period              0                 4,491
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.245
Number of Units Outstanding, End of Period              -                 4,485
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.251
Accumulation Unit Value, End of Period                  $ 9.251         $ 6.020
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.768
Accumulation Unit Value, End of Period                  $ 8.768         $ 6.000
Number of Units Outstanding, End of Period                   46             291
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.235
Accumulation Unit Value, End of Period                  $ 9.235         $ 6.550
Number of Units Outstanding, End of Period                1,127           3,414
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.456
Accumulation Unit Value, End of Period                  $ 9.456         $ 5.630
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.369
Accumulation Unit Value, End of Period                  $ 9.369         $ 6.054
Number of Units Outstanding, End of Period                3,520           5,446
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.351
Accumulation Unit Value, End of Period                  $ 9.351         $ 6.389
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.521
Accumulation Unit Value, End of Period                  $ 9.521         $ 6.701
Number of Units Outstanding, End of Period                1,942           7,414
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.318
Accumulation Unit Value, End of Period                  $ 9.318         $ 6.202
Number of Units Outstanding, End of Period                3,489           5,215
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.501
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.455
Accumulation Unit Value, End of Period                  $ 9.455         $ 6.910
Number of Units Outstanding, End of Period                  783             782
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.709
Accumulation Unit Value, End of Period                  $ 9.709         $ 6.920
Number of Units Outstanding, End of Period              0                 3,452
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.229
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.116
Accumulation Unit Value, End of Period                  $ 9.116         $ 6.291
Number of Units Outstanding, End of Period                  545             544
--------------------------------------------------------------------------------




*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The
Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.50%.


ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 56-65) AND THE PERFORMANCE DEATH BENEFIT OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.180
Accumulation Unit Value, End of Period                  $ 9.180         $ 7.010
Number of Units Outstanding, End of Period                  533             533
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.306
Accumulation Unit Value, End of Period                  $ 9.306         $ 7.003
Number of Units Outstanding, End of Period               14,854          17,844
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.213
Accumulation Unit Value, End of Period                  $ 9.213         $ 6.973
Number of Units Outstanding, End of Period                9,231           9,722
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.550
Accumulation Unit Value, End of Period                  $ 9.550         $ 6.853
Number of Units Outstanding, End of Period                6,146           6,111
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.696
Accumulation Unit Value, End of Period                  $ 9.696         $ 6.477
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.680
Accumulation Unit Value, End of Period                  $ 9.680         $ 7.686
Number of Units Outstanding, End of Period                2,610           5,645
--------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.714
Accumulation Unit Value, End of Period                  $ 7.714         $ 6.836
Number of Units Outstanding, End of Period                1,265           1,497
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.621
Accumulation Unit Value, End of Period                  $ 9.621         $ 8.140
Number of Units Outstanding, End of Period                2,103           2,918
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.928
Accumulation Unit Value, End of Period                  $ 8.928         $ 4.224
Number of Units Outstanding, End of Period                  231             605
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.273
Accumulation Unit Value, End of Period                  $10.273         $10.460
Number of Units Outstanding, End of Period               10,406          14,469
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.048
Accumulation Unit Value, End of Period                  $10.048         $10.004
Number of Units Outstanding, End of Period               11,116          10,666
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.116
Accumulation Unit Value, End of Period                  $ 9.116         $ 6.360
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.415
Accumulation Unit Value, End of Period                  $10.415         $10.625
Number of Units Outstanding, End of Period                7,023           8,142
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.443
Accumulation Unit Value, End of Period                  $ 9.443         $ 6.659
Number of Units Outstanding, End of Period                6,089           8,055
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.527
Accumulation Unit Value, End of Period                  $ 9.527         $ 8.045
Number of Units Outstanding, End of Period                4,929           7,173

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.304
Accumulation Unit Value, End of Period                  $ 8.304         $ 5.734
Number of Units Outstanding, End of Period                5,804           5,801
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.760
Accumulation Unit Value, End of Period                  $ 9.760         $ 8.152
Number of Units Outstanding, End of Period                  803           2,153
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.628
Accumulation Unit Value, End of Period                  $ 9.628         $ 6.481
Number of Units Outstanding, End of Period                  351             350
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.092
Accumulation Unit Value, End of Period                  $ 9.092         $ 7.068
Number of Units Outstanding, End of Period                  322             575
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.119
Number of Units Outstanding, End of Period              -                   239
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.851
Accumulation Unit Value, End of Period                  $ 9.851         $ 6.518
Number of Units Outstanding, End of Period               22,642          29,758
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.250
Accumulation Unit Value, End of Period                  $10.250         $10.032
Number of Units Outstanding, End of Period                1,180           3,806
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.241
Number of Units Outstanding, End of Period              -                 6,763
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.249
Accumulation Unit Value, End of Period                  $ 9.249         $ 6.010
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.762
Accumulation Unit Value, End of Period                  $ 8.762         $ 5.990
Number of Units Outstanding, End of Period               10,081          10,757
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.229
Accumulation Unit Value, End of Period                  $ 9.229         $ 6.539
Number of Units Outstanding, End of Period                7,038          10,291
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.826
Accumulation Unit Value, End of Period                  $ 8.826         $ 5.620
Number of Units Outstanding, End of Period                4,355           5,424
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.362
Accumulation Unit Value, End of Period                   $ 9.362        $ 6.044
Number of Units Outstanding, End of Period                12,654         12,488
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.124
Accumulation Unit Value, End of Period                   $ 9.124        $ 6.378
Number of Units Outstanding, End of Period                 1,651          2,163
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.514
Accumulation Unit Value, End of Period                   $ 9.514        $ 6.690
Number of Units Outstanding, End of Period                10,661         16,890
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.312
Accumulation Unit Value, End of Period                   $ 9.312        $ 6.191
Number of Units Outstanding, End of Period                 8,414          8,394
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period             -              $10.000
Accumulation Unit Value, End of Period                   -              $ 7.497
Number of Units Outstanding, End of Period               -              0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.448
Accumulation Unit Value, End of Period                   $ 9.448        $ 6.899
Number of Units Outstanding, End of Period                   909          3,074
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.173
Accumulation Unit Value, End of Period                  $ 9.173         $ 6.909
Number of Units Outstanding, End of Period                7,069           7,709
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.225
Number of Units Outstanding, End of Period              -                 2,307
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.110
Accumulation Unit Value, End of Period                  $ 9.110         $ 6.281
Number of Units Outstanding, End of Period                7,712           7,712
--------------------------------------------------------------------------------


*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.63%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 56-65) AND THE DEATH BENEFIT COMBINATION OPTION

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.174
Accumulation Unit Value, End of Period                  $ 9.174         $ 7.000
Number of Units Outstanding, End of Period                5,184           9,403
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.300
Accumulation Unit Value, End of Period                  $ 9.300         $ 6.993
Number of Units Outstanding, End of Period               16,542          18,679
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.208
Accumulation Unit Value, End of Period                  $ 9.208         $ 6.964
Number of Units Outstanding, End of Period                8,290           8,923
--------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.544
Accumulation Unit Value, End of Period                  $ 9.544         $ 6.843
Number of Units Outstanding, End of Period                2,088           5,535
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.966
Accumulation Unit Value, End of Period                  $ 8.966         $ 6.468
Number of Units Outstanding, End of Period                1,368           1,398
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.675
Accumulation Unit Value, End of Period                  $ 9.675         $ 7.676
Number of Units Outstanding, End of Period                1,394           4,561
--------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.709
Accumulation Unit Value, End of Period                  $ 7.709         $ 6.827
Number of Units Outstanding, End of Period                1,226           4,864
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.616
Accumulation Unit Value, End of Period                  $ 9.616         $ 8.128
Number of Units Outstanding, End of Period                6,298           2,390
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.923
Accumulation Unit Value, End of Period                  $ 8.923         $ 4.218
Number of Units Outstanding, End of Period                1,308           3,039
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.267
Accumulation Unit Value, End of Period                  $10.267         $10.445
Number of Units Outstanding, End of Period               14,958          31,220
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.042
Accumulation Unit Value, End of Period                  $10.042         $ 9.989
Number of Units Outstanding, End of Period               62,503         105,064
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.115
Accumulation Unit Value, End of Period                  $ 9.115         $ 6.351
Number of Units Outstanding, End of Period              0                 1,247
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10,409
Accumulation Unit Value, End of Period                  $10,409         $10.610
Number of Units Outstanding, End of Period               17,399          11,095
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.437
Accumulation Unit Value, End of Period                  $ 9.43          $ 6.649
Number of Units Outstanding, End of Period                5,933           7,775
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.522
Accumulation Unit Value, End of Period                  $ 9.522         $ 8.033
Number of Units Outstanding, End of Period                7,403          12,128


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.299
Accumulation Unit Value, End of Period                  $ 8.299         $ 5.726
Number of Units Outstanding, End of Period                2,364           5,808
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.255
Accumulation Unit Value, End of Period                  $ 9.255         $ 8.141
Number of Units Outstanding, End of Period              0                 3,749
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.623
Accumulation Unit Value, End of Period                  $ 9.623         $ 6.472
Number of Units Outstanding, End of Period                  605             717
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.087
Accumulation Unit Value, End of Period                  $ 9.087         $ 7.058
Number of Units Outstanding, End of Period                2,449           3,036
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.116
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.845
Accumulation Unit Value, End of Period                  $ 9.845         $ 6.509
Number of Units Outstanding, End of Period               13,669          42,314
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.244
Accumulation Unit Value, End of Period                  $10.244         $10.018
Number of Units Outstanding, End of Period                5,124          11,183
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.238
Number of Units Outstanding, End of Period              -                22,951
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.770
Accumulation Unit Value, End of Period                  $ 8.770         $ 6.002
Number of Units Outstanding, End of Period                1,154           2,104
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.757
Accumulation Unit Value, End of Period                  $ 8.757         $ 5.981
Number of Units Outstanding, End of Period                4,181          10,640
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.224
Accumulation Unit Value, End of Period                  $ 9.224         $ 6.530
Number of Units Outstanding, End of Period                4,010           8,435
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.821
Accumulation Unit Value, End of Period                  $ 8.821         $ 5.612
Number of Units Outstanding, End of Period                2,236           3,031
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.357
Accumulation Unit Value, End of Period                  $ 9.357         $ 6.035
Number of Units Outstanding, End of Period                8,413           7,802
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.119
Accumulation Unit Value, End of Period                  $ 9.119         $ 6.369
Number of Units Outstanding, End of Period                  830           1,595
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.509
Accumulation Unit Value, End of Period                  $ 9.509         $ 6.680
Number of Units Outstanding, End of Period               40,349          78,730
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.306
Accumulation Unit Value, End of Period                  $ 9.306         $ 6.183
Number of Units Outstanding, End of Period                3,186           7,642
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.494
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.442
Accumulation Unit Value, End of Period                  $ 9.442         $ 6.889
Number of Units Outstanding, End of Period                3,685           3,077
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.167
Accumulation Unit Value, End of Period                  $ 9.167         $ 6.899
Number of Units Outstanding, End of Period                4,725           9,435
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.221
Number of Units Outstanding, End of Period              -                11,861
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.105
Accumulation Unit Value, End of Period                  $ 9.105         $ 6.272
Number of Units Outstanding, End of Period               15,362          39,228
--------------------------------------------------------------------------------



*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.74%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 56-65) AND THE INCOME BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.360
Accumulation Unit Value, End of Period                  $ 9.360         $6.995
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.297
Accumulation Unit Value, End of Period                  $ 9.297         $ 6.988
Number of Units Outstanding, End of Period                  584           4,244
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.205
Accumulation Unit Value, End of Period                  $ 9.205         $ 6.958
Number of Units Outstanding, End of Period                  591           2,060
--------------------------------------------------------------------------------


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.969
Accumulation Unit Value, End of Period                  $ 9.969         $ 6.838
Number of Units Outstanding, End of Period              0                   310
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.693
Accumulation Unit Value, End of Period                  $ 9.693         $ 6.463
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $10.129
Accumulation Unit Value, End of Period                  $10.129         $ 7.670
Number of Units Outstanding, End of Period              0                   415
-------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.190
Accumulation Unit Value, End of Period                  $ 9.190         $ 6.821
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.782
Accumulation Unit Value, End of Period                  $ 9.782         $ 8.122
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.997
Accumulation Unit Value, End of Period                  $ 8.997         $ 4.215
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.264
Accumulation Unit Value, End of Period                  $10.264         $10.437
Number of Units Outstanding, End of Period                1,946           5,776
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.038
Accumulation Unit Value, End of Period                  $10.038         $ 9.982
Number of Units Outstanding, End of Period                  598             598
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.114
Accumulation Unit Value, End of Period                  $ 9.114         $ 6.346
Number of Units Outstanding, End of Period              0                   330
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.406
Accumulation Unit Value, End of Period                  $10.406         $10.602
Number of Units Outstanding, End of Period                4,834           6,829
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.434
Accumulation Unit Value, End of Period                  $ 9.434         $ 6.644
Number of Units Outstanding, End of Period                  382             871
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.519
Accumulation Unit Value, End of Period                  $ 9.519         $ 8.027
Number of Units Outstanding, End of Period                1,516           3,398


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.386
Accumulation Unit Value, End of Period                  $ 9.386         $ 5.721
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.254
Accumulation Unit Value, End of Period                  $ 9.254         $ 8.135
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.671
Accumulation Unit Value, End of Period                  $ 9.671         $ 6.467
Number of Units Outstanding, End of Period              0               0
-------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.084
Accumulation Unit Value, End of Period                  $ 9.084         $ 7.053
Number of Units Outstanding, End of Period                  200             448
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.114
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.969
Accumulation Unit Value, End of Period                  $ 9.969         $ 6.504
Number of Units Outstanding, End of Period              0                   495
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.580
Accumulation Unit Value, End of Period                  $10.580         $10.010
Number of Units Outstanding, End of Period              0                   175
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.236
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.246
Accumulation Unit Value, End of Period                  $ 9.246         $ 5.997
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.754
Accumulation Unit Value, End of Period                  $ 8.754         $ 5.977
Number of Units Outstanding, End of Period                1,424           1,697
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.388
Accumulation Unit Value, End of Period                   $ 9.388        $ 6.525
Number of Units Outstanding, End of Period               0              0
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.451
Accumulation Unit Value, End of Period                   $ 9.451        $ 5.608
Number of Units Outstanding, End of Period               0              0
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.354
Accumulation Unit Value, End of Period                   $ 9.354        $ 6.030
Number of Units Outstanding, End of Period                 1,137          1,137
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.346
Accumulation Unit Value, End of Period                   $ 9.346        $ 6.364
Number of Units Outstanding, End of Period               0              0
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.506
Accumulation Unit Value, End of Period                   $ 9.506        $ 6.675
Number of Units Outstanding, End of Period                 2,764          4,210
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.471
Accumulation Unit Value, End of Period                   $ 9.471        $ 6.178
Number of Units Outstanding, End of Period               0              0
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period             -              $10.000
Accumulation Unit Value, End of Period                   -              $ 7.492
Number of Units Outstanding, End of Period               -              0
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period             $10.000        $ 9.439
Accumulation Unit Value, End of Period                   $ 9.439        $ 6.884
Number of Units Outstanding, End of Period                 3,504          3,504
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.704
Accumulation Unit Value, End of Period                  $ 9.704         $ 6.893
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.220
Number of Units Outstanding, End of Period              -               0
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.628
Accumulation Unit Value, End of Period                  $ 9.628         $ 6.267
Number of Units Outstanding, End of Period              0               0
--------------------------------------------------------------------------------





*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80%.

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH THE ENHANCED EARNINGS DEATH BENEFIT PLUS OPTION (AGE 56-65) AND THE INCOME AND DEATH BENEFIT COMBINATION OPTION 2

For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

MORGAN STANLEY VARIABLE INVESTMENT SERIES (Class Y Shares)
AGGRESSIVE EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.162
Accumulation Unit Value, End of Period                  $ 9.162         $ 6.977
Number of Units Outstanding, End of Period               32,523          39,350
--------------------------------------------------------------------------------
DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.287
Accumulation Unit Value, End of Period                  $ 9.287         $ 6.970
Number of Units Outstanding, End of Period              107,106         164,720
--------------------------------------------------------------------------------
EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.195
Accumulation Unit Value, End of Period                  $ 9.195         $ 6.940
Number of Units Outstanding, End of Period               82,118         148,547
--------------------------------------------------------------------------------



For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

EUROPEAN GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.531
Accumulation Unit Value, End of Period                  $ 9.531         $ 6.821
Number of Units Outstanding, End of Period               19,588          53,156
--------------------------------------------------------------------------------
GLOBAL ADVANTAGE
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.953
Accumulation Unit Value, End of Period                  $ 8.953         $ 6.446
Number of Units Outstanding, End of Period                4,005           7,261
--------------------------------------------------------------------------------
GLOBAL DIVIDEND GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.661
Accumulation Unit Value, End of Period                  $ 9.661         $ 7.650
Number of Units Outstanding, End of Period               14,265          38,259
-------------------------------------------------------------------------------
HIGH YIELD
Accumulation Unit Value, Beginning of Period            $10.000         $ 7.698
Accumulation Unit Value, End of Period                  $ 7.698         $ 6.804
Number of Units Outstanding, End of Period               13,004          15,790
--------------------------------------------------------------------------------
INCOME BUILDER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.602
Accumulation Unit Value, End of Period                  $ 9.602         $ 8.101
Number of Units Outstanding, End of Period               19,518          51,696
--------------------------------------------------------------------------------
INFORMATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.911
Accumulation Unit Value, End of Period                  $ 8.911         $ 4.204
Number of Units Outstanding, End of Period                8,484          12,832
--------------------------------------------------------------------------------
LIMITED DURATION
Accumulation Unit Value, Beginning of Period            $10.000         $10.253
Accumulation Unit Value, End of Period                  $10.253         $10.410
Number of Units Outstanding, End of Period               62,636          96,961
--------------------------------------------------------------------------------
MONEY MARKET
Accumulation Unit Value, Beginning of Period            $10.000         $10.028
Accumulation Unit Value, End of Period                  $10.028         $ 9.956
Number of Units Outstanding, End of Period              140,953         228,392
--------------------------------------------------------------------------------
PACIFIC GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.145
Accumulation Unit Value, End of Period                  $ 8.145         $ 6.330
Number of Units Outstanding, End of Period                3,092           9,056
--------------------------------------------------------------------------------
QUALITY INCOME PLUS
Accumulation Unit Value, Beginning of Period            $10.000         $10.394
Accumulation Unit Value, End of Period                  $10.394         $10.575
Number of Units Outstanding, End of Period               74,643         168,509
--------------------------------------------------------------------------------
S&P 500 INDEX
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.424
Accumulation Unit Value, End of Period                  $ 9.424         $ 6.627
Number of Units Outstanding, End of Period               88,849         152,727
--------------------------------------------------------------------------------
STRATEGIST
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.508
Accumulation Unit Value, End of Period                  $ 9.508         $ 8.007
Number of Units Outstanding, End of Period               55,765          97,781


For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
UTILITIES
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.287
Accumulation Unit Value, End of Period                  $ 8.287         $ 5.707
Number of Units Outstanding, End of Period               45,946          64,953
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MORGAN STANLEY UIF EMERGING MARKETS EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.741
Accumulation Unit Value, End of Period                  $ 9.741         $ 8.114
Number of Units Outstanding, End of Period                9,160          14,777
--------------------------------------------------------------------------------
MORGAN STANLEY UIF EQUITY GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.609
Accumulation Unit Value, End of Period                  $ 9.609         $ 6.450
Number of Units Outstanding, End of Period               17,703          37,827
--------------------------------------------------------------------------------
MORGAN STANLEY UIF INTERNATIONAL MAGNUM
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.074
Accumulation Unit Value, End of Period                  $ 9.074         $ 7.035
Number of Units Outstanding, End of Period                7,499          16,040
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.108
Number of Units Outstanding, End of Period              -                10,647
--------------------------------------------------------------------------------
MORGAN STANLEY UIF MID CAP VALUE
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.831
Accumulation Unit Value, End of Period                  $ 9.831         $ 6.487
Number of Units Outstanding, End of Period              128,931         242,026
--------------------------------------------------------------------------------
MORGAN STANLEY UIF U.S. REAL ESTATE
Accumulation Unit Value, Beginning of Period            $10.000         $10.230
Accumulation Unit Value, End of Period                  $10.230         $ 9.985
Number of Units Outstanding, End of Period               22,121          44,476
--------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST (Class I and II Shares)
VAN KAMPEN LIT COMSTOCK, CLASS II
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.230
Number of Units Outstanding, End of Period              -               178,701
--------------------------------------------------------------------------------
VAN KAMPEN LIT EMERGING GROWTH, CLASS I
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.243
Accumulation Unit Value, End of Period                  $ 9.243         $ 5.982
Number of Units Outstanding, End of Period              0                11,057
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----
VAN KAMPEN LIT EMERGING GROWTH, CLASS II
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.744
Accumulation Unit Value, End of Period                  $ 8.744         $ 5.961
Number of Units Outstanding, End of Period               97,388         163,669
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (Series I)
AIM V.I. CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.211
Accumulation Unit Value, End of Period                  $ 9.211         $ 6.508
Number of Units Outstanding, End of Period               61,095          56,865
--------------------------------------------------------------------------------
AIM V.I. GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 8.809
Accumulation Unit Value, End of Period                  $ 8.809         $ 5.594
Number of Units Outstanding, End of Period               22,137          21,034
--------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.344
Accumulation Unit Value, End of Period                  $ 9.344         $ 6.015
Number of Units Outstanding, End of Period              103,232          98,100
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND (Class B)
ALLIANCE GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.106
Accumulation Unit Value, End of Period                  $ 9.106         $ 6.348
Number of Units Outstanding, End of Period               28,772          22,558
--------------------------------------------------------------------------------
ALLIANCE GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.496
Accumulation Unit Value, End of Period                  $ 9.496         $ 6.658
Number of Units Outstanding, End of Period              160,636         265,578
--------------------------------------------------------------------------------
ALLIANCE PREMIER GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.293
Accumulation Unit Value, End of Period                  $ 9.293         $ 6.162
Number of Units Outstanding, End of Period               19,553          51,967
--------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
LSA AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.486
Number of Units Outstanding, End of Period              -                 3,537
--------------------------------------------------------------------------------
PUTNAM VARIABLE TRUSTS (CLASS 1B SHARES)
PUTNAM VT GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.429
Accumulation Unit Value, End of Period                  $ 9.429         $ 6.866
Number of Units Outstanding, End of Period               23,372          40,298
--------------------------------------------------------------------------------




For the Period Beginning January 1* and Ending December 31 (September 30 for 2002),
VARIABLE SUB-ACCOUNT                                    2001            2002
                                                        ----            ----

PUTNAM VT INTERNATIONAL GROWTH
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.155
Accumulation Unit Value, End of Period                  $ 9.155         $ 6.876
Number of Units Outstanding, End of Period               34,549          80,547
--------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE
Accumulation Unit Value, Beginning of Period            -               $10.000
Accumulation Unit Value, End of Period                  -               $ 7.214
Number of Units Outstanding, End of Period              -                49,767
--------------------------------------------------------------------------------
PUTNAM VT VOYAGER
Accumulation Unit Value, Beginning of Period            $10.000         $ 9.092
Accumulation Unit Value, End of Period                  $ 9.092         $ 6.251
Number of Units Outstanding, End of Period               40,982          60,761
--------------------------------------------------------------------------------






*Contracts with the Enhanced Earnings Death Benefit Plus Option were first offered on May 1, 2001. The date the Variable Sub-Accounts were first offered are shown above the first table of Accumulation Unit Values on page A-1. The Accumulation Unit Value for each of the Variable Sub-Accounts was initially set at $10.00. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 2.00%.

Independent Auditors' Report

To the Board of Directors and Shareholder of Allstate Life Insurance Company:

     We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2001 and 2000, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2001. Our audits also included Schedule I--Summary of Investments other than Investments in Related Parties, Schedule III--Supplementary Insurance Information, Schedule IV--Reinsurance, and Schedule V--Valuation and Qualifying Accounts. These financial statements and financial schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule I--Summary of Investments other than Investments in Related Parties, Schedule III--Supplementary Insurance Information, Schedule IV--Reinsurance, and Schedule V--Valuation and Qualifying Accounts, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 2002
(March 28, 2002 as to Note 18)

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                                       Year Ended December 31,
                                                                                     2001       2000       1999
                                                                                     ----       ----       ----
                                                                                            (in millions)
Revenues
Premiums (net of reinsurance ceded of $323, $302 and $241)                            $1,046     $1,069      $  838
Contract charges                                                                         821        798         723
Net investment income                                                                  2,839      2,589       2,239
Realized capital gains and losses                                                       (213)       (26)        192
                                                                                      ------     ------      ------

                                                                                       4,493      4,430       3,992
                                                                                      ------     ------      ------

Costs and expenses
Contract benefits (net of reinsurance recoverable of $277, $243 and $161)              1,485      1,439       1,251
Interest credited to contractholders' funds                                            1,670      1,519       1,260
Amortization of deferred policy acquisition costs                                        365        418         367
Operating costs and expenses                                                             416        343         344
                                                                                      ------     ------      ------

                                                                                       3,936      3,719       3,222
Loss on disposition of operations                                                         (4)        --          --
                                                                                      ------     ------      ------

Income from operations before income tax expense and cumulative effect
 of change in accounting principle                                                       553        711         770
Income tax expense                                                                       179        241         266
                                                                                      ------     ------     -------

Income before cumulative effect of change in accounting principle                        374        470         504
                                                                                      ------     ------     -------

Cumulative effect of change in accounting for derivatives and embedded derivative financial instruments, after-tax

                                                                                          (6)        --        --
                                                                                       -----     ------     -------

Net income                                                                               368        470         504
                                                                                       -----     ------     -------

Other comprehensive income (loss), after tax
Changes in:
   Unrealized net capital gains and losses                                                76        351        (646)
   Unrealized foreign currency translation adjustments                                     2         (2)          1

Other comprehensive income (loss), after-tax                                              78        349        (645)
                                                                                       -----     ------     -------

Comprehensive income (loss)                                                            $ 446     $  819     $  (141)
                                                                                       =====     ======     =======





See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                                                                        December 31,
                                                                                                      2001        2000
                                                                                                    --------   ---------
                                                                                                    (in millions, except
                                                                                                       par value data)
Assets
Investments
   Fixed income securities, at fair value (amortized cost $35,718 and $31,052)                         $37,226     $32,281
   Mortgage loans                                                                                        5,450       4,351
   Equity securities, at fair value (cost $196 and $425)                                                   201         473
   Short-term                                                                                              672         836
   Policy loans                                                                                            673         644
   Other                                                                                                    75          35
                                                                                                       -------     -------

      Total investments                                                                                 44,297      38,620
Cash                                                                                                       130          58
Deferred policy acquisition costs                                                                        2,997       2,926
Reinsurance recoverables, net                                                                              950         614
Accrued investment income                                                                                  479         494
Other assets                                                                                               182         181
Separate Accounts                                                                                       13,587      15,298
                                                                                                       -------     -------

        Total assets                                                                                   $62,622     $58,191
                                                                                                       =======     =======


Liabilities
Contractholder funds                                                                                    $32,301     $27,676
Reserve for life-contingent contract benefits                                                             8,632       8,000
Unearned premiums                                                                                             9          48
Payable to affiliates, net                                                                                   74          52
Other liabilities and accrued expenses                                                                    2,053       1,487
Deferred income taxes                                                                                       569         505
Separate Accounts                                                                                        13,587      15,298
                                                                                                        -------     -------

        Total liabilities                                                                                57,225      53,066
                                                                                                        -------     -------

Commitments and Contingent Liabilities (Note 10)

Shareholder's Equity
Redeemable preferred stock--series A, $100 par value, 1,500,000 shares
   authorized, 1,035,610 and 920,210 shares issued and outstanding                                          104          92
Redeemable preferred stock--series A subscriptions receivable                                               (14)         --
Redeemable preferred stock--series B, $100 par value, 1,500,000 shares authorized, 0 and 1,170,000 shares issued and outstanding
                                                                                                             --         117
Common stock, $227 par value, 23,800 shares authorized and outstanding                                        5           5
Additional capital paid-in                                                                                  717         600
Retained income                                                                                           3,948       3,752
Accumulated other comprehensive income:
   Unrealized net capital gains and losses                                                                  636         560
   Unrealized foreign currency translation adjustments                                                        1          (1)
                                                                                                        -------     -------

        Total accumulated other comprehensive income                                                        637         559
                                                                                                        -------     -------

        Total shareholder's equity                                                                        5,397       5,125
                                                                                                        -------     -------

        Total liabilities and shareholder's equity                                                      $62,622     $58,191
                                                                                                        =======     =======

See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                                         Year Ended December 31,
                                                                                                       2001       2000       1999
                                                                                                       ----       ----       ----
                                                                                                              (in millions)
Redeemable preferred stock--series A
Balance, beginning of year                                                                           $   92    $    66     $   58
Issuance of stock                                                                                        15         26          8
Redemption of stock                                                                                      (3)        --         --
                                                                                                     ------    -------     ------

Balance, end of year                                                                                    104         92         66
                                                                                                     ------    -------     ------

Redeemable preferred stock--series A subscriptions receivable                                           (14)        --         --
                                                                                                     ------    -------     ------

Redeemable preferred stock--series B
Balance, beginning of year                                                                              117        117        117
Redemption of stock                                                                                    (117)        --         --
                                                                                                     ------    -------     ------

Balance, end of year                                                                                     --        117        117
                                                                                                     ------    -------     ------

Common stock
Balance, beginning of year                                                                                5          5          5
Issuance of stock                                                                                        --         --         --
                                                                                                     ------    -------     ------

Balance, end of year                                                                                      5          5          5
                                                                                                     ------    -------     ------
Additional capital paid in
Balance, beginning of year                                                                              600        600        600
Capital contribution                                                                                    117         --         --
                                                                                                     ------    -------     ------

Balance, end of year                                                                                    717        600        600
                                                                                                     ------    -------     ------

Retained income
Balance, beginning of year                                                                            3,752      3,367      2,963
Net income                                                                                              368        470        504
Dividends                                                                                              (172)       (85)      (100)

Balance, end of year                                                                                  3,948      3,752      3,367
                                                                                                     ------    -------     ------
Accumulated other comprehensive income
Balance, beginning of year                                                                              559        210        855
Change in unrealized net capital gains and net losses on derivative financial instruments                76        351       (646)
Change in unrealized foreign currency translation adjustments                                             2        (2)          1
                                                                                                     ------    -------     ------
Balance, end of year                                                                                    637        559        210
                                                                                                     ------    -------     ------

Total shareholder's equity                                                                           $5,397    $ 5,125     $4,365
                                                                                                     ======    =======     ======



See notes to consolidated financial statements.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                Year Ended December 31,
                                                                                                 2001          2000         1999
                                                                                                 ----          ----         ----
                                                                                                     (in millions)
Cash flows from operating activities
Net income                                                                                    $   368      $    470      $   504
   Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization and other non-cash items                                                         (261)         (232)        (147)
   Realized capital gains and losses                                                              213            26         (192)
   Loss on disposition of operations                                                                4            --           --
   Cumulative effect of change in accounting for derivative and embedded derivative                 6            --           --
      financial instruments
   Interest credited to contractholder funds                                                    1,670         1,439        1,251
   Changes in:
      Contract benefit and other insurance reserves                                                38            91         (49)
      Unearned premiums                                                                           (39)          (10)         (30)
      Deferred policy acquisition costs                                                          (272)         (349)        (261)
      Reinsurance recoverables                                                                   (145)         (139)         (41)
      Income taxes payable                                                                         26           128           58
      Other operating assets and liabilities                                                      145          (125)         (48)
                                                                                             --------      --------     --------
           Net cash provided by operating activities                                            1,753         1,299        1,045
                                                                                             --------      --------     --------
Cash flows from investing activities
Proceeds from sales
   Fixed income securities                                                                      6,844         6,923        4,680
   Real estate                                                                                     10            --           --
   Equity securities                                                                              540           985          992
Investment collections
   Fixed income securities                                                                      3,434         2,041        2,907
   Mortgage loans                                                                                 359           390          392
Investments purchases
   Fixed income securities                                                                    (14,465)      (12,319)     (10,071)
   Equity securities                                                                             (318)         (894)        (862)
   Mortgage loans                                                                              (1,456)         (938)        (908)
Acquisitions, net of cash received                                                                 67            --           --
Change in short-term investments, net                                                             330           281            4
Change in other investments, net                                                                  (44)          (46)         (36)
                                                                                             --------      --------     --------
           Net cash used in investing activities                                               (4,699)       (3,577)      (2,902)

Cash flows from financing activities
Proceeds from issuance of redeemable preferred stock                                                1            26            8
Redemption of redeemable preferred stock                                                         (120)           --           --
Capital contribution                                                                              117            --           --
Contractholder fund deposits                                                                    7,860         7,875        5,594
Contractholder fund withdrawals                                                                (4,668)       (5,548)      (3,684)
Dividends paid                                                                                   (172)          (85)        (100)
                                                                                             --------      --------     --------
           Net cash provided by financing activities                                            3,018         2,268        1,818
                                                                                             --------      --------     --------
Net increase (decrease) in cash                                                                    72           (10)         (39)
Cash at beginning of the year                                                                      58            68          107
                                                                                             --------      --------     --------
Cash at end of year                                                                          $    130      $     58     $     68
                                                                                             ========      ========     ========




See notes to consolidated financial statements.
                                      F-4

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  General

Basis of presentation

     The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (collectively referred to as the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

     On May 31, 2000, the Company paid a dividend of all the common shares of Allstate Insurance Company of Canada ("AICC") stock to AIC. Prior to the dividend, AICC had been consolidated in the Company's financial statements and related disclosures. In conjunction with the dividend, the Company has restated its prior year financial results to exclude AICC.

     To conform with the 2001 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

Nature of operations

     The Company markets its products through two business segments, Retail and Structured Financial Products.

     The Retail segment offers a diversified group of products to meet consumers' lifetime needs in the areas of protection and retirement solutions through a variety of distribution channels. Principal products offered by the segment include:


Protection                                    Retirement
------------------------------                --------------------------------
Life Insurance                                Investment Contracts
   Traditional                                  Fixed annuities
      Term life                                 Market value adjusted annuities
      Whole life                                Equity-indexed annuities
      Credit Life                               Immediate annuities
   Interest-sensitive life                      Variable annuities*
      Universal life
      Single premium life
      Variable life*
      Variable universal life*
      Single premium variable life
Other
   Long-term care
   Accidental death
   Hospital indemnity
   Credit disability
   *--Separate Accounts products


Four distribution channels market the Retail products: (1) the Allstate Agency channel, (2) the independent agents broker/dealers channel, including master brokerage agencies, (3) the financial services firms channel and (4) the direct marketing channel. Although the Company currently benefits from agreements with financial services firms who market and distribute its retail products, change in control of these non-affiliated entities with which the Company has alliances could negatively impact sales.

     The Structured Financial Products segment offers a variety of spread-based and fee-based products to qualified investment buyers. Spread-based products are designed to generate income based on the difference ("spread") between investment returns on the supporting assets and the guaranteed returns provided to customers. Fee-based products are designed to generate income based on various fees or charges assessed against the account values. While spread-based

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

products provide guaranteed rates of return to customers, some fee-based products provide only a limited guarantee to customers. Spread-based products include guaranteed investment contracts ("GICs") and funding agreements ("FAs"). Synthetic GICs are the primary fee-based product offered by the segment. These products are distributed through specialized brokers or investment bankers. The segment also offers single premium annuity products such as structured settlement annuities through brokers who specialize in settlement of injury and other liability cases and single premium immediate annuities ("SPIAs") through independent agents.

     In 2001, annuity premiums and deposits represented approximately 81.5% of the Company's total statutory premiums and deposits, which include all deposits recorded as liabilities in the statutory-basis financial statements.

     The Company monitors economic and regulatory developments, which have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation presents an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer's estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

     Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.

     The Company is authorized to sell its products in all 50 states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. The Company is also authorized to sell certain insurance products in various foreign countries. The top geographic locations in the United States for statutory premiums and deposits earned by the Company were Delaware, California, New York, Florida, Nebraska, Pennsylvania and Texas for the year ended December 31, 2001. No other jurisdiction accounted for more than 5% of statutory premiums and deposits for the Company.

2.   Summary of Significant Accounting Policies

Investments

     Fixed income securities include bonds, mortgage-backed and asset-backed securities, and redeemable preferred stocks. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). Fair values for exchange traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party pricing sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. The difference between amortized cost and fair value, net of deferred income taxes, certain deferred policy acquisition costs, and certain reserves for life-contingent contract benefits, is reflected as a component of Accumulated other comprehensive income.

     Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Valuation allowances on loans not considered to be impaired are established based on consideration of the underlying collateral, borrower financial strength, current and expected market conditions, and other factors.

     Equity securities include common and non-redeemable preferred stocks, real estate investment trusts and limited partnership interests. Common and non-redeemable preferred stocks and real estate investment trusts are carried at fair value with the difference between cost and fair value of equity securities, less deferred income taxes, reflected as a component of Accumulated other comprehensive income. The fair value of equity securities is based principally on quoted market prices. Investments in limited partnerships in which the Company does not have a controlling interest, are accounted for in accordance with the equity method of accounting. In instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, the Company applies the cost method of accounting.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Short-term investments are carried at cost or amortized cost that approximates fair value, and generally includes collateral received in connection with certain securities lending activities. For securities lending transactions, the Company records an offsetting liability in Other liabilities and accrued expenses for the Company's obligation to repay the collateral.

     Policy loans are carried at unpaid principal balances. Other investments consist primarily of real estate investments, which are accounted for by the equity method if held for investment, or depreciated cost, net of valuation allowances, if the Company has an active plan to sell.

     Investment income consists primarily of interest and dividends, net investment income from partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt.

     Realized capital gains and losses are determined on a specific identification basis. They include gains and losses from portfolio trading, write-downs in value due to other than temporary declines in fair value, and changes in the value of certain derivative instruments.

     The Company monitors its fixed income and equity portfolios for ratings changes or other events which may result in declines in value that are other than temporary. Factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the duration and extent to which the fair value has been less than cost; and 3) the financial condition and near-term prospects of the issuer.

Derivative and embedded derivative financial instruments

     The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", as of January 1, 2001. The impact of SFAS No. 133 and SFAS No. 138 (the "statements") to the Company was a loss of $6 million, after-tax, and is reflected as a cumulative effect of a change in accounting principle on the Consolidated Statements of Operations. The Company also recorded a cumulative after-tax decrease of $1 million in Accumulated other comprehensive income. The FASB is continuing to provide clarification and interpretation for the application of the statements. Any future clarifying or interpretative guidance will be applied by the Company as prescribed by the FASB.

     The statements require that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through Net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through Net income or recognized in Accumulated other comprehensive income until the hedged item is recognized in Net income. The Company has elected to adopt the provisions of the statements with respect to embedded derivative financial instruments to all such instruments held at January 1, 2001.

     Derivative financial instruments include swaps, futures, options, interest rate caps and floors, warrants, synthetic guaranteed investment contracts, certain forward contracts for purchases of to-be-announced ("TBA") mortgage securities, certain investment risk transfer reinsurance agreements and certain credit default swaps. Derivatives which are required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in convertible fixed income securities, equity indexed life and annuity contracts, and certain variable contracts sold (see
Note 6).

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability, a forecasted transaction or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged, the methodology used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk, or in the case of a cash flow hedge, the exposure to changes in the hedged transaction's variability in cash flows attributable to the hedged risk and the method that will be used to measure hedge ineffectiveness. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges is reported in Realized capital gains and losses, which was a $6 million net gain as of December 31, 2001.

     Derivatives are accounted for on a fair value basis, and reported as Other investments, Other assets, Other liabilities and accrued expenses or Contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in the fair value of derivatives embedded in assets and subject to bifurcation are reported in Realized capital gains and losses. The change in the fair value of derivatives embedded in liabilities and subject to bifurcation are reported in Realized capital gains and losses or Interest credited to contractholders' funds.

     Fair value hedges

     The Company designates certain of its interest rate and foreign currency swap contracts, interest rate futures contracts, and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item.

     For hedging instruments utilized in fair value hedges, the change in the fair value of the derivatives is reported together in Net investment income with the change in the fair value of the hedged items, when the hedged items are investment assets or a portion thereof. The change in the fair value of hedging instruments utilized in fair value hedges, when the hedged items are Contractholder funds liabilities or a portion thereof, are reported together in Interest credited to contractholders' funds with the change in the fair value of the hedged item. Accrued periodic settlements on swaps are reported in Net investment income or Interest credited to contractholders' funds. The carrying value of the hedged asset or liability is adjusted for the change in the fair value of the hedged risk.

     Cash flow hedges

     The Company designates certain of its interest rate and foreign currency swap contracts, and interest rate futures contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk. The Company's cash flow exposure may be associated with either an existing asset or liability, or a forecasted transaction. Forecasted transactions must be probable of occurrence with their significant terms and specific characteristics identified.

     For hedging instruments utilized in cash flow hedges, the change in the fair value of the derivatives is reported in Accumulated other comprehensive income. Amounts are reclassified to Net investment income or Realized capital gains and losses as the hedged transaction affects net income. The amount in Accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to Net income; or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from Accumulated other comprehensive income to Net income. If the Company expects at any time that the loss reported in Accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in Realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in Accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

     Termination of hedge accounting

     If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished or the occurrence of a hedged forecasted transaction is no longer probable), the Company may terminate the derivative position. The Company may also terminate derivatives as a result of other events or circumstances. If the derivative financial instrument is not terminated when a fair value hedge is no longer effective, the gains and losses recognized on the derivative are reported in Realized capital gains and losses. For a fair value hedge which is no longer effective or for which the derivative has been terminated, the gain or loss recognized on the risk being hedged and used to adjust the carrying amount of the asset, liability or portion thereof is

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amortized to Net investment income or Interest credited to contractholders' funds, respectively, beginning in the period that hedge accounting is no longer applied. When a derivative financial instrument utilized in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from Accumulated other comprehensive income to Net income as the hedged risk impacts net income, beginning in the period hedge accounting is no longer applied or the derivative instrument is terminated. If the derivative financial instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in Realized capital gains and losses. When a derivative financial instrument utilized in a cash flow hedge of a forecasted transaction is terminated prior to the occurrence of the forecasted transaction, or if a forecasted transaction is no longer probable of occurring, the gain or loss recognized on the derivative is reclassified from Accumulated other comprehensive income to Realized capital gains and losses.

     Non-hedge derivative financial instruments

     The Company also has certain derivatives that are used in interest rate and equity price risk management strategies for which hedge accounting is not applied. These derivatives primarily consist of indexed instruments, certain interest rate futures and swap contracts, interest rate caps and floors and certain forward contracts for TBA mortgage securities. Based upon the income statement reporting category of the risk being offset, gains and losses attributable to the change in fair value and the accrued periodic settlements for these derivatives are matched together with results of the risk being offset. Therefore, the derivatives' gains and losses and accrued periodic settlements may be recognized in Net investment income, Realized capital gains and losses, Operating costs and expenses or Interest credited to contractholders' funds during the period on a current basis.

     Prior to January 1, 2001, derivatives designated as accounting hedges were accounted for on a fair value, deferral or accrual basis, depending on the nature of the hedge strategy, the method used to account for the hedged item and the derivative used. Derivatives not accounted for as accounting hedges were accounted for on a fair value basis. Under fair value hedge accounting, the changes in the fair value of derivatives used in accounting hedges were reported in earnings or unrealized gains and losses, depending on the strategy. Under deferral accounting, gains and losses on derivatives were deferred and recognized in earnings in conjunction with earnings on the hedged item. Under accrual accounting, interest income or expense related to the derivative was accrued and recorded as an adjustment to the interest income or expense of the hedged item. Where hedge accounting was not applied, the change in fair value of certain derivatives was recognized in Net investment income, Realized capital gains and losses or Interest credited to contractholders' funds during the period on a current basis.

Security repurchase and resale and securities loaned

     Securities purchased under agreements to resell and securities sold under agreements to repurchase, including a mortgage dollar roll program, are treated as financing arrangements and are generally carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession or control of securities purchased under agreements to resell. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through the right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased or resold is monitored, and additional collateral is obtained, where appropriate, to protect against credit exposure.

     Securities loaned are treated as financing arrangements and are recorded at the amount of cash received in Short-term investments and Other liabilities and accrued expenses. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned are with large brokerage firms.

     Securities repurchase and resale agreements and securities loaned transactions are used to generate net investment income and to provide liquidity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of their relatively short-term nature.

Recognition of insurance revenue and related benefits and interest credited

     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in contract benefits.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Gross premiums in excess of the net premium on immediate annuities with life contingencies are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy.

     Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and one or more amounts assessed against the contractholder. Premiums from these contracts are reported as deposits to contractholder funds. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and surrender charges. These revenues are recognized when levied against the contract balance. Contract benefits include life-contingent benefit payments in excess of the reserves held.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, market value adjusted annuities, equity-indexed annuities, immediate annuities without life contingencies, certain GICs and FAs are considered investment contracts. Deposits received for such contracts are reported as deposits to contractholder funds. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for contract administration and surrenders. These revenues are recognized when levied against the contractholder account balance.

     Interest credited to contractholders' funds represents contractual interest accrued or paid for interest-sensitive life contracts and investment contracts. Crediting rates for fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions. Crediting rates for indexed annuities and indexed life products are based on an interest rate index, such as LIBOR or an equity index, such as the S&P 500.

     Separate Accounts products include variable annuity, variable life, variable universal life, single premium variable life and certain GICs. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. Contract charges for these contracts consist of fees assessed against the Separate Accounts fund balances for contract maintenance, administration, mortality, expense and surrenders. Contract benefits incurred for Separate Accounts include, for example, guaranteed minimum death benefits paid on variable annuity contracts.

Deferred policy acquisition costs

     Costs which vary with and are primarily related to acquiring life and investment business, principally agents' and brokers' remuneration, certain underwriting costs and direct mail solicitation expenses, are deferred and amortized into income. Deferred policy acquisition costs are periodically reviewed as to recoverability and written down where necessary.

     For traditional life insurance and immediate annuities with life contingencies, these costs are amortized in proportion to the estimated revenue on such business. Assumptions relating to estimated revenue, as well as to all other aspects of the deferred policy acquisition costs and reserve calculations, are determined based upon conditions as of the date of policy issue and are generally not revised during the life of the policy. Any deviations from projected business inforce, resulting from actual policy terminations differing from expected levels, and any estimated premium deficiencies change the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies. For internal exchanges of traditional life insurance and immediate annuities with life contingencies, the unamortized balance of costs previously deferred under the original contracts are charges to income. The new costs associated with the exchange are deferred and amortized to income.

     For interest-sensitive life and investment contracts, the costs are amortized in relation to the estimated gross profits on such business over the estimated lives of the contract periods. Gross profits are determined at the date of contract issue and comprise estimated future investment, mortality and expense margins and surrender charges. For 2001, the average long-term rate of

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assumed future investment yield used in estimating gross profit margins is 8% plus 1.25% for fees. Assumptions underlying the gross profits are periodically updated to reflect actual experience, and changes in the amount or timing of estimated gross profits will result in adjustments to the cumulative amortization of these costs. New costs associated with internal exchanges of investment contracts are deferred and amortized into income. The balance of the original costs deferred and carried over, plus any new costs deferred due to internal exchanges, is limited to the amount of costs that would be deferred from the issuance of new investment contracts. Any excess costs are charged to income at the time of the exchange. The Company periodically compares the present value of future gross profits to costs deferred at the segment level to ensure they are sufficient to amortize deferred policy acquisition costs. As a result, the Company concludes that the balance of deferred policy acquisition costs is reasonable and recoverable at December 31, 2001.

     The cost assigned to the right to receive future cash flows from certain business purchased from other insurers is also classified as Deferred policy acquisition costs in the Consolidated statements of financial position. The costs capitalized represent the present value of future profits expected to be earned over the life of the contracts acquired. These costs are amortized as profits emerge over the life of the acquired business, and are periodically evaluated for recoverability. Present value of future profits was $78 million and $94 million at December 31, 2001 and 2000, respectively. Amortization expense on present value of future profits was $16 million, $11 million and $4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     To the extent unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of estimated gross profits had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded net of tax as a reduction of the unrealized capital gains or losses included in Accumulated other comprehensive income.

     All other acquisition expenses are charged to operations as incurred.

Reinsurance recoverable

     In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from other insurers (see Note 9). The amounts reported in the Consolidated statements of financial position include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities, including Reserve for life-contingent contract benefits, are reported gross of Reinsurance recoverables. Prepaid reinsurance premiums are deferred and reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written and therefore reinsurers and amounts recoverable therefrom are regularly evaluated by the Company.

     The Company also has reinsurance agreements that transfer a portion of the investment risk of guaranteed minimum income annuitization options offered in certain variable contracts.

Income taxes

     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are insurance reserves and deferred policy acquisition costs. Deferred income taxes also arise from unrealized capital gains and losses on fixed income securities carried at fair value.

Separate Accounts

     The Company issues variable annuities, variable life contracts and certain GICs, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the Separate Accounts. The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's consolidated statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance and administration fees, and mortality, surrender and expense risk charges.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, variable annuity and variable life contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated investment objectives.

Contractholder funds

     Contractholder funds arise from the issuance of interest-sensitive life policies and investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 8.

Reserves for life-contingent contract benefits

     The reserve for life-contingent contract benefits, which relates to traditional life insurance and immediate annuities with life contingencies is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 8. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves is recorded net of tax as a reduction of the unrealized net capital gains included in Accumulated other comprehensive income.

Off-balance-sheet financial instruments

     Commitments to invest, to purchase private placement securities, to extend mortgage loans, financial guarantees and credit guarantees have off-balance-sheet risk because their contractual amounts are not recorded in the Company's consolidated statements of financial position. The contractual amounts and fair values of these instruments are outlined in Note 6.

Use of estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Pending accounting standards

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets", which eliminates the requirement to amortize goodwill, and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value as opposed to an undiscounted basis. SFAS No. 142 is effective January 1, 2002. A transitional goodwill impairment test is required to be completed within the first six months of adoption with any resulting impairment charge recognized as the cumulative effect of a change in accounting principle in the consolidated statement of operations. As of December 31, 2001, the Company's unamortized goodwill balance was $13 million and goodwill amortization expense recognized during 2001 was $627 thousand. Transitional goodwill impairment testing is being conducted.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" and the accounting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The Statement also amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that long-lived assets held for sale be recorded at the lower of carrying value or fair value less cost to sell. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be disposed of other than by sale are considered held and used until disposed of. The adoption of SFAS No. 144 on January 1, 2002 is not expected have a material impact on either the consolidated financial position or results of operations of the Company.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In December 2001, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position ("SOP") 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others", which is effective for interim and annual financial statements issued for the fiscal year beginning after December 15, 2001. The SOP conforms accounting and financial reporting practices for certain lending and financing activities, eliminating various specialized accounting practices that developed from the issuance of AICPA finance company, bank, and credit union audit guides. The SOP also explicitly incorporates lending and financing activities of insurance companies within its scope. The Company's adoption of SOP 01-6 is not expected to have a material effect on the consolidated results of operations or financial position.

3.   Acquisitions and Disposition

American Maturity Life Insurance Company

     On January 2, 2001, the Company acquired blocks of business from American Maturity Life Insurance Company ("American Maturity") via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life-contingent contract benefits and contractholder funds resulting in no goodwill being recorded.

Provident National Assurance Company

     On February 2, 2001, the Company acquired Provident National Assurance Company ("PNAC"), a broadly licensed inactive company that maintains authority to conduct life insurance and variable annuity products in most states, from UnumProvident Corporation. The transaction was accounted for as a purchase and the excess of the acquisition cost over the fair value of PNAC's net assets acquired of $5 million was recorded as goodwill. The Company paid consideration of $14 million as part of the acquisition. PNAC's name was subsequently changed to Allstate Assurance Company, which was redomiciled in the State of Illinois.

Pt Asuransi Jiwa Allstate, Indonesia

     On June 29, 2001, the Company disposed of its operations in Indonesia through a sale and purchase agreement with The Prudential Assurance Company Limited ("Prudential"), where Prudential acquired Allstate's holdings in Pt Asuransi Jiwa Allstate, Indonesia. The Company recognized a loss on the dispositions of $4 million ($3 million after-tax) and a $4 million tax benefit attributable to the inception-to-date losses of the subsidiaries, not previously recognized. The tax benefit was reported as a reduction to the Company's income tax expense on the consolidated statements of operations.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.   Related Party Transactions

Business operations

     The Company utilizes services performed and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses AIC for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs allocated to the Company (see Note 14) were $208 million, $195 million, and $199 million in 2001, 2000 and 1999, respectively. A portion of these expenses relate to the acquisition of business, which is deferred and amortized into income.

Structured settlement annuities

     The Company issued $117 million, $96 million and $67 million of structured settlement annuities, a type of immediate annuity, in 2001, 2000 and 1999, respectively, at prices determined based upon interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC. Of these amounts, $38 million, $29 million and $19 million relate to structured settlement annuities with life contingencies and are included in premium income for 2001, 2000, and 1999, respectively. In most cases, these annuities were issued under a "qualified assignment," which means the Company assumed AIC's obligation to make the future payments.

     AIC has issued surety bonds, in return for premiums of $531 thousand, $817 thousand and $476 thousand in 2001, 2000 and 1999, respectively, to guarantee the payment of structured settlement benefits assumed and funded by certain annuity contracts issued by the Company (from both AIC and non-related parties). In previous periods, the Company had entered into a General Indemnity Agreement pursuant to which it has indemnified AIC for any liabilities associated with the surety bonds and gives AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to guarantee the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001.

     Reserves recorded by the Company for annuities related to the surety bonds were $5.23 billion and $4.88 billion at December 31, 2001 and 2000, respectively.

Broker/Dealer Agreement

     Beginning May 1, 2000, ALIC receives underwriting and distribution services from Allstate Distributors, LLC ("ADLLC"), a broker/dealer company owned equally by ALIC and Putnam Investments, LLC ("Putnam") for variable annuity contracts sold pursuant to a joint venture agreement between ALIC and Putnam. ALIC incurred $80 million and $100 million of commission expenses and other distribution expenses payable to ADLLC during 2001 and 2000. Other distribution expenses include administrative, legal, financial management and sales support which ALIC provides to ADLLC, for which ALIC earned administration fees of $1 million and $2 million for the years ended December 31, 2001 and 2000, respectively. Other distribution expenses also include marketing expenses for subsidized interest rates associated with ALIC's dollar cost averaging program, for which ADLLC reimbursed ALIC $7 million and $6 million for the years ended December 31, 2001 and 2000, respectively.

Reinsurance transactions

     The Company has a coinsurance contract with Columbia Universal Life Insurance Company ("Columbia"), an affiliate of the Company, to assume 100% of fixed annuity business in force as of June 30, 2000. In addition, the Company has a modified coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force on the effective date of July 1, 2000. Both agreements are continuous but may be terminated by either party with 30 days notice, material breach by either party, or by Columbia in the event of the Company's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2001 and 2000, the Company assumed $21 million and $10 million, respectively, in premiums and contract charges from Columbia.

     The Company has a modified coinsurance contract with Allstate Reinsurance, Ltd. ("Allstate Re"), an affiliate of the Company, to cede 50% of certain fixed annuity business issued under a distribution agreement with PNC Bank NA. Under the terms of the contract, a trust has been established to provide protection to the Company for ceded liabilities. This agreement is continuous but may be terminated by either party with 60 days notice. During 2001 and 2000, the Company ceded $236 thousand and $228 thousand, respectively, in contract charges to Allstate Re.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company has a contract to assume 100% of all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $29 million in premiums from AIC during both 2001 and 2000, respectively.

     ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

     At December 31, 2001, $2.18 billion of ALIC's investments are held in a trust for the benefit of Northbrook Life Insurance Company ("NLIC"), a wholly owned subsidiary, to ensure payments are made to NLIC under its reinsurance agreement with ALIC so NLIC can meet policyholder obligations.

Preferred Stock

     Redeemable preferred stock--series A subscriptions receivable relate to the Company's issuance of redeemable preferred shares to The Northbrook Corporation, a wholly owned subsidiary of the Corporation, in return for $14 million cash, which was received on January 14, 2002.

     AIC guarantees the repayment of notes payable and the interest thereon issued to Morgan Stanley DW, Inc. under the terms of a distribution agreement with The Northbrook Corporation.

Income taxes

     The Company is a party to a federal income tax allocation agreement with the Corporation (Note 11).

Debt

     The Company had no outstanding debt at December 31, 2001, 2000 or 1999, respectively. The Company has entered into an inter-company loan agreement with the Corporation. The amount of inter-company loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. No amounts were outstanding for the inter-company loan agreement at December 31, 2001, 2000 or 1999. The Corporation uses commercial paper borrowings, bank lines of credit and repurchase agreements to fund inter-company borrowings.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.   Investments

Fair values

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:


                                                                              Amortized     Gross unrealized       Fair
                                                                                 cost       Gains     Losses       value
                                                                              ---------     -----     ------      -------
(in millions)
At December 31, 2001
U.S. government and agencies..........................................          $ 2,538    $   485     $  (2)    $  3,021
Municipal.............................................................            1,162         40         --       1,202
Corporate.............................................................           21,354        959      (239)      22,074
Foreign government....................................................              245         12         --         257
Mortgage-backed securities............................................            7,927        259       (22)       8,164
Asset-backed securities...............................................            2,395         50       (35)       2,410
Redeemable preferred stock............................................               97          2        (1)          98
                                                                                -------    -------    ------     --------
   Total fixed income securities......................................          $35,718    $ 1,807    $ (299)    $ 37,226
                                                                                =======    =======    ======     ========


At December 31, 2000
U.S. government and agencies..........................................          $ 2,198    $   574    $   (1)     $ 2,771
Municipal.............................................................              910         28        (6)         932
Corporate.............................................................           18,356        751      (446)      18,661
Foreign government....................................................              256         87         --         343
Mortgage-backed securities............................................            6,859        206        (8)       7,057
Asset-backed securities...............................................            2,422         62       (21)       2,463
Redeemable preferred stock............................................               51          3         --          54
                                                                                -------    -------    ------     --------
   Total fixed income securities......................................          $31,052    $ 1,711    $ (482)     $32,281
                                                                                =======    =======    ======     ========


Scheduled maturities

     The scheduled maturities for fixed income securities are as follows at December 31, 2001:


                                                                                          Amortized      Fair
                                                                                             cost       value
                                                                                          ---------     -----
(in millions)

Due in one year or less.........................................................          $   887     $   912
Due after one year through five years...........................................            8,012       8,263
Due after five years through ten years..........................................            8,780       9,008
Due after ten years.............................................................            7,717       8,469
                                                                                          -------     -------
                                                                                           25,396      26,652
Mortgage- and asset-backed securities...........................................           10,322      10,574
                                                                                          -------     -------
   Total........................................................................          $35,718     $37,226
                                                                                          =======     =======




Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Net investment income

                                                                                       Year ended December 31,
                                                                                        2001       2000       1999
                                                                                        ----       ----       ----
(in millions)

Fixed income securities.........................................................      $2,536     $2,245     $1,924
Mortgage loans..................................................................         366        317        277
Equity securities...............................................................          23         19         16
Other...........................................................................           4         72         66
                                                                                      ------     ------     ------
   Investment income, before expense............................................       2,929      2,653      2,283
   Investment expense...........................................................          90         64         44
                                                                                      ------     ------     ------
   Net investment income........................................................      $2,839     $2,589     $2,239
                                                                                      ======     ======     ======




     Net investment income from equity securities includes income from partnership interests of $15 million, $13 million and $15 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Realized capital gains and losses, after tax

     Realized capital gains and losses by security type, for the year ended
December 31, are as follows:


                                                                                        2001       2000    1999
                                                                                        ----       ----    ----
(in millions)

Fixed income securities.........................................................      $ (134)    $ (132)    $  13
Equity securities...............................................................           9        102        89
Other...........................................................................         (88)         4        90
                                                                                      ------     ------     -----
   Realized capital gains and losses............................................        (213)       (26)      192
   Income taxes.................................................................         (75)        (9)       68
                                                                                      ------     ------     -----
   Realized capital gains and losses, after tax.................................      $ (138)    $  (17)    $ 124
                                                                                      ======     ======     =====




     Realized capital gains and losses by transaction type, for the year ended
December 31, are as follows:


                                                                                        2001      2000     1999
                                                                                        ----      ----     ----
(in millions)

Portfolio trading...............................................................      $  (4)     $  30     $ 212
Write-downs in value............................................................       (150)       (56)      (20)
Derivative valuation adjustments................................................        (59)        --        --
                                                                                      -----      -----     -----
   Realized capital gains and losses............................................       (213)       (26)      192
   Income taxes.................................................................        (75)        (9)       68
                                                                                      -----      -----     -----
   Realized capital gains and losses, after tax.................................      $(138)     $ (17)    $ 124
                                                                                      =====      =====     =====



     Excluding calls and prepayments, gross gains of $223 million, $151 million and $119 million and gross losses of $238 million, $228 million and $106 million were realized on sales of fixed income securities during 2001, 2000 and 1999, respectively.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Unrealized net capital gains and losses

     Unrealized net capital gains and losses on fixed income securities, equity securities and derivative instruments included in Accumulated other comprehensive income at December 31, 2001 are as follows:

                                                                                                 Gross unrealized      Unrealized
                                                                Amortized cost    Fair value      Gains     Losses      net gains
                                                                --------------    ----------      -----     ------     ----------
(in millions)

Fixed income securities...............................            $35,718         $37,226         $1,807     $(299)       $1,508
Equity securities.....................................                196             201             10        (5)            5
Derivative instruments................................                 --               8              8        --             8
                                                                  -------         -------         ------     -----        ------
   Total..............................................            $35,914         $37,435         $1,825     $(304)        1,521
                                                                  =======         =======         ======     =====

Deferred income taxes,
 deferred policy acquisition                                                                                                (885)
   costs and other....................................                                                                    ------

Unrealized net capital gains and losses...............                                                                    $  636
                                                                                                                          ======



     At December 31, 2000, equity securities had gross unrealized gains of $84 million and gross unrealized losses of $36 million.

Change in unrealized net capital gains and losses

                                                                                      Year ended December 31,
                                                                                     2001       2000         1999
                                                                                     ----       ----         ----
(in millions)

Fixed income securities.........................................................     $ 279     $1,051     $(2,045)
Equity securities...............................................................       (43)      (161)        (82)
Derivative instruments..........................................................         8         --          --
                                                                                     -----     ------     -------
   Total........................................................................       244        890      (2,127)
Deferred income taxes, deferred policy acquisition costs and other..............      (168)      (539)      1,481
                                                                                     -----     ------     -------
   Increase (decrease) in unrealized net capital gains and losses...............     $  76     $  351     $  (646)
                                                                                     =====     ======     =======


Mortgage loan impairment

         A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

         The components of impaired loans at December 31 are as follows:

                                                                                     2001    2000
                                                                                     ----    ----
(in millions)

Impaired loans
   With valuation allowances....................................................     $ 21    $ 16
   Less: valuation allowances...................................................       (5)     (2)
   Without valuation allowances.................................................        5      13
                                                                                     ----    ----
      Net carrying value of impaired loans......................................     $ 21    $ 27
                                                                                     ====    ====


     The net carrying value of impaired loans at December 31, 2001 and 2000 comprised foreclosed and delinquent loans of $12 million and $20 million, respectively, measured at the fair value of the collateral, and restructured loans of $9 million and $7 million, respectively, measured at the present value of the loan's expected future cash flows discounted at the loan's effective interest rate. Impaired loans without valuation allowances include collateral dependent loans where the fair value of the collateral is greater than the recorded investment in the loans.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Interest income is recognized on a cash basis for impaired loans carried at the fair value of the collateral, beginning at the time of impairment. For other impaired loans, interest is accrued based on the net carrying value. The Company recognized interest income of $1 million, $1 million and $2 million on impaired loans during 2001, 2000 and 1999, respectively, of which $1 million, $1 million and $2 million was received in cash during 2001, 2000 and 1999, respectively. The average balance of impaired loans was $27 million, $33 million and $37 million during 2001, 2000 and 1999, respectively.

     Valuation allowances for mortgage loans at December 31, 2001, 2000 and 1999, were $5 million, $5 million and $8 million, respectively. There were no direct writedowns of mortgage loan gross carrying amounts for the years ended December 31, 2001, 2000 and 1999. For the years ended December 31, 2001, 2000 and 1999, net reductions to mortgage loan valuation allowances were $300 thousand, $3 million, $2 million, respectively.

Investment concentration for commercial mortgage portfolios and other investment information

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31:


(% of commercial mortgage portfolio carrying value)

                                                      2001    2000
                                                     -----   -----
California......................................     16.9%   20.2%
Illinois........................................       7.6     7.9
Florida.........................................       7.0     7.5
Texas...........................................       7.0     5.3
New Jersey......................................       6.4     5.0
New York........................................       5.3     6.8
Pennsylvania....................................       5.3     5.5


     The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:


(% of commercial mortgage portfolio carrying value)

                                                      2001     2000
                                                      -----    -----
Office buildings.................................     34.3%    36.1%
Warehouse........................................      20.3     16.2
Retail...........................................      20.0     23.1
Apartment complex................................      18.4     17.5
Industrial.......................................       1.9      1.8
Other............................................       5.1      5.3

                                                      100.0%   100.0%

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2001, for loans that were not in foreclosure are as follows:


                                            Number     Carrying
                                           of loans      value       Percent
                                           --------    --------      -------
(in millions)

2002                                            65         $292        5.4%
2003                                            79          324         5.9
2004                                            55          321         5.9
2005                                           100          595        10.9
2006                                           128          736        13.5
Thereafter                                     621        3,182        58.4
                                            ------       ------       -----
   Total                                     1,048       $5,450      100.0%


     In 2001, $169 million of commercial mortgage loans were contractually due. Of these, 63.5% were paid as due, 25.9% were refinanced at prevailing market terms, 5.5% were foreclosed or are in the process of foreclosure, and 5.1% were in the process of refinancing or restructuring discussions.

     Included in fixed income securities are below investment grade assets totaling $2.76 billion and $1.99 billion at December 31, 2001 and 2000, respectively. The Company defines its below investment grade assets as those securities rated "Ba" or lower by external rating agencies, having an NAIC rating between 3 and 6, or a comparable internal company rating.

     At December 31, 2001, the carrying value of investments, excluding equity securities, that were non-income producing during 2001 was $20 million.

     At December 31, 2001, fixed income securities with a carrying value of $68 million were on deposit with regulatory authorities as required by law.

Securities Lending

     The Company participates in securities lending programs, primarily as an investment yield enhancement, with third parties, which mostly include large brokerage firms. At December 31, 2001 and 2000, fixed income securities with a carrying value of $964 million and $821 million, respectively, have been loaned under these agreements. In return, the Company receives cash that is subsequently invested and included in Short-term investments with an offsetting liability recorded in Other Liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral was $6 million, $2 million and $1 million, as of December 31, 2001, 2000 and 1999, respectively.

6.   Financial Instruments

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including Deferred policy acquisition costs and Reinsurance recoverables) and liabilities (including traditional life and interest-sensitive life insurance reserves and Deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments such as Accrued investment income and Cash are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Financial assets

     The carrying value and fair value of financial assets at December 31, are as follows:

(in millions)
                                                                                       2001                      2000
                                                                                       ----                      ----
                                                                             Carrying        Fair      Carrying        Fair
                                                                                Value       value         value       value
                                                                             --------       -----      --------       -----

Fixed income securities................................................       $37,226     $37,226       $32,281     $32,281
Mortgage loans.........................................................         5,450       5,588         4,351       4,447
Equity securities......................................................           201         201           473         473
Short-term investments.................................................           672         672           836         836
Policy loans...........................................................           673         673           644         644
Separate Accounts......................................................        13,587      13,587        15,298      15,298


     Fair values for exchange traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party pricing sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Equity securities are valued based principally on quoted market prices. Short-term investments are highly liquid investments with maturities of less than one year whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. Separate Accounts assets are carried in the consolidated statements of financial position at fair value based on quoted market prices.

Financial liabilities

         The carrying value and fair value of financial liabilities at December
31, are as follows:
(in millions)
                                                                                     2001                      2000
                                                                                     ----                      ----
                                                                            Carrying        Fair      Carrying        Fair
                                                                               value       value         value       value
                                                                            --------       -----      --------       -----
Contractholder funds on investment contracts............................     $26,615     $26,572       $22,299     $21,236
Security repurchase agreements..........................................       1,472       1,472           978         978
Separate Accounts.......................................................      13,587      13,587        15,298      15,298


     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts and certain other contractholder liabilities are not considered to be financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities, immediate annuities without life contingencies, GICs and FAs are valued at the account balance less surrender charges. Market value adjusted deferred annuities' fair value is estimated to be the market adjusted surrender value. Equity-indexed deferred annuity contracts' fair value approximates carrying value since the embedded equity options are carried at market value in the consolidated financial statements.

     Security repurchase agreements are valued at carrying value due to their short-term nature. Separate Accounts liabilities are carried at the fair value of the underlying assets.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative financial instruments

     The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate, equity price and foreign currency risk) and in conjunction with asset/liability management. The Company does not hold or issue these instruments for trading purposes.

     The following table summarizes the credit exposure, fair value and carrying value of the Company's derivative financial instruments subject to bifurcation at December 31, 2001 as follows:

                                                                                                  2001
                                                                                  -----------------------------------------------
                                                                                                          Carrying      Carrying
                                                                                    Credit       Fair      value           value
                                                                                  Exposure(1)    value     assets    (liabilities)
                                                                                  -----------    -----     -------   -------------
(in millions)
Interest rate contracts
Interest rate swap agreements....................................                $  15     $ (100)        $  15           $ (115)
Financial futures contracts......................................                    1          1             1               --
Interest rate cap and floor agreements...........................                   --          1            --                1
                                                                                 -----     ------         -----           ------
Total interest rate contracts....................................                   16       (98)            16             (114)
Equity and indexed contracts
Options, financial futures, and warrants.........................                   16         12            16               (4)
Foreign currency contracts
Foreign currency swap agreements.................................                   26         28            26                2
Embedded derivative financial instruments
Conversion options in fixed income securities....................                  173        173           173               --
Equity-indexed options in life and annuity contracts.............                   --         --            --               --
Forward starting options in annuity contracts....................                   --         --            --               --
Put options in variable contracts................................                   --         --            --               --
                                                                                 -----     ------         -----           ------
Total embedded derivative financial instruments..................                  173        173           173               --
Other derivative financial instruments
Synthetic guaranteed investment contracts........................                   --         --            --               --
Reinsurance of guaranteed minimum income annuitization options in                   --         12            12               --
   variable contracts............................................
Forward contracts for TBA mortgage securities....................                    7          7             7               --
Credit default swaps.............................................                   --         --            --               --
                                                                                 -----     ------         -----           ------
Total other derivative financial instruments.....................                    7         19            19               --

Total derivative financial instruments...........................                $ 238     $  134         $ 250           $ (116)
                                                                                 =====     ======         =====           ======




-----------

(1) Credit exposure and carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements which are reported in Accrued investment income.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The following table summarizes the credit exposure, fair value and carrying value of the Company's derivative financial instruments subject to bifurcation at December 31, 2000 as follows:

                                                                                                  2000
                                                                                  -----------------------------------------------
                                                                                                          Carrying      Carrying
                                                                                    Credit       Fair      value           value
                                                                                  Exposure(1)    value     assets    (liabilities)
                                                                                  -----------    -----     -------   -------------
(in millions)
Interest rate contracts
Interest rate swap agreements.....................................                  $16     $(48)           $1           $(66)
Financial futures contracts.......................................                   --        --            3             (1)
Interest rate cap and floor agreements............................                    2         2            1              1

Total interest rate contracts.....................................                   18      (46)            5            (66)
Equity and indexed contracts
Options, warrants, and financial futures..........................                   17         9           18             (9)
Foreign currency contracts
Foreign currency swap agreements..................................                    3        32           --              --
Embedded derivative financial instruments(2)
Conversion options in fixed income securities.....................                  N/A       N/A          N/A             N/A
Equity-indexed options in life and annuity Contracts..............                  N/A       N/A          N/A             N/A
Forward starting options in annuity contracts.....................                  N/A       N/A          N/A             N/A
Put options in variable contracts.................................                  N/A       N/A          N/A             N/A

Total embedded derivative financial instruments...................                  N/A       N/A          N/A             N/A
Other derivative financial instruments(2)
Synthetic guaranteed investment contracts.........................                  N/A       N/A          N/A             N/A
Reinsurance of guaranteed minimum income annuitization options in                   N/A       N/A          N/A             N/A
   variable contracts.............................................
Forward contracts for TBA mortgage securities.....................                  N/A       N/A          N/A             N/A

Total other derivative financial instruments......................                  N/A       N/A          N/A             N/A
Total derivative financial instruments............................                  $38      $(5)          $23           $(75)



-----------

(1) Credit exposure and carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements which are reported in Accrued investment income.

(2) In 2000, in accordance with existing accounting policies, certain derivative financial instruments were not reflected within the consolidated financial statements or in the case of embedded derivative financial instruments, were reflected in the consolidated financial statements but were not separately identified and adjusted to fair value. Such instruments are denoted as being not applicable ("N/A").

     Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

     The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company utilizes master netting agreements for all over-the-counter derivative transactions. These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of certain of these agreements, collateral is either pledged or obtained when certain predetermined exposure limits will be exceeded. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Fair value, which is equal to carrying value in 2001, is the estimated amount that the Company would receive (pay) to terminate or assign the derivative contracts at the reporting date. For exchange traded derivative contracts, the fair value is based on dealer and exchange quotes. The fair value of non-exchange traded derivative contracts, including embedded derivative financial instruments subject to bifurcation, is based on either independent third party pricing sources or widely accepted pricing and valuation models which utilize independent third party data as inputs.

     The contract or notional amount is specified in the contract and is utilized to calculate the exchange of contractual payments under the agreement.

     Interest rate swap agreements involve the exchange, at specified intervals, of contractual interest payments calculated based on a notional amount. The Company generally enters into swap agreements to change the interest rate characteristics of existing assets to more closely match the interest rate characteristics of the corresponding liabilities. Master netting agreements are used to minimize credit risk.

     Financial futures contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes these contracts to manage its market risk related to fixed income securities, certain annuity contracts and forecasted purchases and sales. These contracts are used to reduce interest rate risk related to forecasted transactions pertaining to identified transactions that are probable to occur and are generally completed within one year. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins. The Company has pledged $20 million of securities on deposit as collateral at December 31, 2001.

     Interest rate cap and floor agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The Company purchases interest rate cap and floor agreements to reduce its exposure to rising or falling interest rates relative to certain existing assets and liabilities in conjunction with asset/liability management. Master netting agreements are utilized to minimize credit risk.

     Indexed option contracts and indexed financial futures provide returns based on a specified index applied to the instrument's notional amount. The Company utilizes these instruments to reduce the market risk associated with certain annuity contracts. Where required, counterparties post collateral to minimize credit risk.

     Warrants provide the right to purchase issues of debt or common stock at predetermined prices. Stock warrants are generally received in connection with the purchase of debt or preferred stock instruments or upon initiation of certain goods and services arrangements.

     Foreign currency swaps involve the future exchange or delivery of foreign currency on terms negotiated at the inception of the contract. The Company enters into these agreements primarily to manage the currency risk associated with investing in securities and issuing obligations that are denominated in foreign currencies. Where required, counterparties post collateral to minimize credit risk. Counterparties have pledged to the Company $14 million of securities on deposit as collateral at December 31, 2001.

     Embedded derivative financial instruments subject to bifurcation include conversion options in fixed income securities, equity-indexed options in life and annuity contracts, forward starting options in annuity contracts and put options in certain variable contracts.

     Other derivative financial instruments. The Company markets synthetic guaranteed investment contracts, which are considered derivative financial instruments. The Company has reinsurance agreements that transfer a portion of the investment risk of guaranteed minimum income annuitization options offered in certain variable contracts. The Company enters into forward contracts to purchase highly liquid TBA mortgage securities. Certain of these contracts are considered derivatives. Credit default swaps provide for the payment of fees as compensation for the agreement to exchange credit risk, depending on the nature or occurrence of credit events relating to the referenced entities. The Company may enter into credit default swaps to enhance yields while managing credit risk exposure.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk control limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges is generally offset by the change in the value of the related assets and liabilities.

     The Company reclassified pretax gains of $1 million from Accumulated other comprehensive income to Net investment income during 2001. This amount was included in the transition adjustment affecting Accumulated other comprehensive income during the initial application of the statements. Of the amounts recorded in Accumulated other comprehensive income at December 31, 2001, the Company expects to reclassify an estimated $312 thousand of pretax net losses to Net income (related to cash flow hedges) during the next year. Amounts released from Accumulated other comprehensive income are matched together in Net income with the results of the hedged risk. As of December 31, 2001, the Company did not terminate any hedge of a forecasted transaction because it was probable that the forecasted transaction would not occur. Therefore, no gains or losses were reclassified from Accumulated other comprehensive income to Realized capital gains and losses related thereto.

Off-balance-sheet financial instruments

     A summary of the contractual amounts and fair values of off-balance-sheet financial instruments at December 31, follows:

(in millions)
                                                                        2001                       2000
                                                                        ----                       ----
                                                             Contractual      Fair      Contractual      Fair
                                                                  amount     value           amount     value


Commitments to invest                                                $49        --              $34        --
Commitments to purchase private placement securities                 119        --              104        --
Commitments to extend mortgage loans                                  32        --              191         2
Financial guarantees                                                  --        --                3         1
Credit guarantees                                                     49       (2)               49       (2)


     Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practicable to estimate the fair value of these commitments.

     Commitments to purchase private placement securities represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company regularly enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made, as the terms and conditions of the underlying private placement securities are not yet final.

     Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at predetermined interest rates. Commitments generally have fixed expiration dates or other termination clauses. The fair value of these commitments are estimated based upon discounted contractual cash flows, adjusted for changes in current rates at which loans would be made to borrowers with similar credit risk using similar properties as collateral.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Financial guarantees represent conditional commitments to repurchase notes from a creditor upon default of a debtor. The Company enters into these agreements primarily to provide financial support for certain companies in which the Company is an equity investor. Financial guarantees are valued based on estimates of payments that may occur over the life of the guarantees.

     Credit guarantees represent conditional commitments included in certain fixed income securities owned by the Company. These commitments provide for obligations to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of credit events for the referenced entities. The Company enters into these transactions in order to achieve higher yields than direct investment in referenced entities. The fees for assuming the conditional commitments are reflected in the interest receipts reported in Net investment income over the lives of the contracts. The fair value of the credit guarantees are estimates of the conditional commitments only and are calculated using quoted market prices or valuation models, which incorporate external market data.

     In the event of bankruptcy or other default of the referenced entities, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, is the fair value of the subject fixed income securities, which totaled $47 million at December 31, 2001. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current to their contractual terms at December 31, 2001.

7.   Deferred Policy Acquisition Costs

     Deferred policy acquisition costs for the years ended December 31, are as follows:

(in millions)

                                                                                   2001       2000       1999
                                                                                   ----       ----       ----


Balance, beginning of year                                                       $2,926     $2,675     $2,181
Acquisition costs deferred                                                          637        797        630
Amortization charged to income                                                     (365)      (418)      (367)
Effect of unrealized gains and losses                                              (201)      (128)       231
                                                                                 ------     ------     ------
Balance, end of year                                                             $2,997     $2,926     $2,675
                                                                                 ======     ======     ======



8.   Reserve for Life-Contingent Contract Benefits and Contractholder Funds

     At December 31, the Reserve for life-contingent contract benefits consists of the following:

(in millions)
                                                                                              2001       2000
                                                                                              ----       ----
Immediate annuities:
   Structured settlement annuities                                                          $5,024     $4,811
   Other immediate annuities                                                                 1,870      1,629
Traditional life                                                                             1,567      1,418
Other                                                                                          171        142
                                                                                            ------     ------
   Total Reserve for life-contingent contract benefits                                      $8,632     $8,000
                                                                                            ======     ======


     The assumptions for mortality generally utilized in calculating reserves include the U.S. population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; the 1983 group annuity mortality table for other immediate annuities; and actual Company experience plus loading for traditional life. Interest rate assumptions vary from 5.5% to 11.7% for structured settlement annuities; 2.0% to 11.5% for other immediate annuities; and 4.0% to 11.3% for traditional life. Other estimation methods include the present value of contractually fixed future benefits for structured settlement annuities, the present value of expected future benefits based on historical experience for other immediate annuities and the net level premium reserve method using the Company's withdrawal experience rates for traditional life.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     To the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve has been recorded for the structured settlement annuity business and for certain immediate annuities with life contingencies. A liability of $212 million and $290 million is included in the Reserve for life-contingent contract benefits with respect to this deficiency for the years ended December 31, 2001 and 2000, respectively.


     At December 31, Contractholder funds are as follows:

(in millions)
                                                          2001        2000
                                                          ----        ----
Interest-sensitive life                                $ 5,734     $ 5,422
Fixed annuities:
   Immediate annuities                                   2,293       1,954
   Deferred annuities                                   16,596      14,537
Guaranteed investment contracts                          2,279       2,588
Funding agreements (non-putable)                         3,557       1,585
Funding agreements (putable/callable)                    1,750       1,515
Other investment contracts                                  92          75
                                                       -------     -------
   Total contractholder funds                          $32,301     $27,676
                                                       =======     =======


     Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses. Interest rates credited range from 3.4% to 8.0% for interest-sensitive life contracts; 3.2% to 10.0% for immediate annuities; 0.0% to 12.0% for deferred annuities (which include equity-indexed annuities that are hedged (see
Note 2 and Note 6)); 4.9% to 8.5% for guaranteed investment contracts; 2.0% to 5.9% for funding agreements; and 2.0% to 5.7% for other investment contracts. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 25.9% of deferred annuities are subject to a market value adjustment.

     Contractholder funds include FAs sold to Special Purpose Entities ("SPEs") issuing medium-term notes. The SPEs, Allstate Life Funding, LLC and Allstate Financial Global Funding, LLC are used exclusively for the Company's FAs supporting medium-term note programs. The assets and liabilities of Allstate Life Funding, LLC are included on the Consolidated statements of financial position. The Company classifies the medium-term notes issued by Allstate Life Funding, LLC as Contractholder funds, using similar accounting treatment as its other investment contracts. The assets and liabilities of Allstate Financial Global Funding, LLC are not included on the Consolidated statements of financial position due to the existence of a sufficient equity ownership interest by unrelated third parties in this entity. The Company classifies the funding agreements issued to Allstate Financial Global Funding, LLC as Contractholder funds. The Corporation's management does not have an ownership interest in the SPEs.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Contractholder funds activity for the year ended December 31, was as follows:

(in millions)
                                                         2001        2000
                                                         ----        ----
Balance, beginning of year                            $27,676     $23,995
   Deposits                                             7,860       7,875
   Surrenders and withdrawals                          (3,211)     (3,881)
   Death benefits                                        (415)       (385)
   Interest credited to contractholders' funds          1,670       1,519
   Transfers (to)/from Separate Accounts               (1,014)     (1,356)
   Other adjustments                                     (265)        (91)
                                                      -------     -------
Balance, end of year                                  $32,301     $27,676
                                                      =======     =======




9.   Reinsurance

     The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as a direct insurer for risks reinsured. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Failure of reinsurers to honor their obligations could result in losses to the Company.

     The Company reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements result in the passing of a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less commissions and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies.

     The Company has a coinsurance contract with Columbia, an affiliate of the Company, to assume 100% of fixed annuity business in force as of June 30, 2000. In addition, the Company has a modified coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force on the effective date of July 1, 2000. Both agreements are continuous but may be terminated by either party with 30 days notice, material breach by either party, or by Columbia in the event of the Company's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2001 and 2000, the Company assumed $21 million and $10 million, respectively, in premiums and contract charges from Columbia.

     The Company has a coinsurance contract to assume 100% of all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $29 million, $29 million and $11 million in premiums from AIC for the years ended December 31, 2001, 2000 and 1999, respectively.

     The Company has a contract to assume 100% of all insurance written by Sears Life Insurance Company ("SLIC"). This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $64 million, $38 million and $14 million in premiums from SLIC for the years ended December 31, 2001, 2000 and 1999, respectively.

     On January 2, 2001, the Company acquired blocks of business from American Maturity via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life contingent contract benefits and contractholder funds resulting in no goodwill being recorded.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company has an administrative services agreement with respect to a block of variable annuity contracts. Pursuant to the terms of the agreement, the Company provides insurance contract administration and financial services. As part of the agreement, the Company assumed via coinsurance 100% of the general account portion of these contracts (85% for business written in New York) with an aggregate account value of $32 million as of December 31, 2001. The Company paid $65 million, which was capitalized as present value of future profits and will be subsequently amortized into income over 20 years, for the right to receive future contract charges and fees on the block of variable annuity contracts, which has an aggregate account value of $795 million and $1.23 billion as of December 31, 2001 and 2000, respectively. During 2001, 2000 and 1999, the Company earned contract charges and fees assessed to contractholders' fund balances of $8 million, $17 million, and $15 million, respectively.

     The Company cedes 90%, 80% or 60% of the mortality risk on certain term life policies, depending upon the issue year and product, to a pool of eleven reinsurers that are not affiliated with the Company or the Corporation. Beginning in 1998, the Company cedes mortality risk on new business in excess of $2 million per life for individual coverage. For business sold prior to 1998, the Company ceded mortality risk in excess of $1 million per life for individual coverage. As of December 31, 2001, $138.92 billion of life insurance in force was ceded to other companies.

     The Company also has catastrophe reinsurance from three reinsurers not affiliated with the Company or the Corporation covering single events exceeding predetermined limits. The risk of reinsurance collectibility on the Company's recoverables is mitigated by an absence of high concentrations with individual reinsurers.

     The Company has a modified coinsurance contract with Alpine Indemnity Limited ("Alpine") to cede 50% of certain variable annuity business issued on or after May 1, 1999 under a distribution agreement with PNC Bank NA. The agreement is continuous but may be terminated by either party with 120 days notice.

     The Company has entered into reinsurance agreements in conjunction with the disposition of certain blocks of business.

     Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverables are appropriately established. No single reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The effects of reinsurance on premiums and contract charges for the years ended December 31, are as follows:

(in millions)
                                                                                   2001       2000       1999
                                                                                   ----       ----       ----
Premiums and contract charges
Direct                                                                           $2,085     $2,075     $1,748
Assumed
   Affiliate                                                                         41         39         24
   Non-affiliate                                                                     64         55         30
Ceded--non affiliate                                                               (323)      (302)      (241)
                                                                                 ------     ------     ------
   Premiums and contract charges, net of reinsurance                             $1,867     $1,867     $1,561
                                                                                 ======     ======     ======




     The effects of reinsurance on contract benefits for the years ended
December 31, are as follows:

(in millions)
                                                                                   2001       2000       1999
                                                                                   ----       ----       ----
Contract Benefits
Direct                                                                           $1,693     $1,633     $1,382
Assumed
   Affiliate                                                                         36         29         23
   Non-affiliate                                                                     33         20          7
Ceded--non affiliate                                                               (277)      (243)      (161)
                                                                                 ------     ------     ------
   Contract benefits, net of reinsurance                                         $1,485     $1,439     $1,251
                                                                                 ======     ======     ======


     Reinsurance recoverables in the Company's consolidated statements of financial position were $950 million and $614 million, at December 31, 2001 and 2000, respectively. The reinsurance recoverable and reinsurance payable balances pertaining to related party reinsurance agreements were not material at December 31, 2001 and 2000, respectively.

10.  Commitments and Contingent Liabilities

     The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $3 million, $1 million and $11 million in 2001, 2000 and 1999, respectively.

     Minimum rental commitments under noncancelable operating leases with an initial or remaining term of more than one year as of December 31, 2001 are as follows:


(in millions)

2002                                    $1.5
2003                                     0.5
2004                                      --
2005                                      --
Thereafter                                --
                                        ----
                                        $2.0
                                        ====

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Regulations and legal proceedings

     The Company's business is subject to the effects of a changing social, economic and regulatory environment. State and federal initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance businesses, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and the overall expansion of regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

     The Company is defending various lawsuits involving sales practices such as breach of contract, licensing and other business conduct. One statewide class action alleges that the Company violated Florida insurance statutes in the sales of credit insurance. The judge has granted a partial summary judgment against the Company, however, damages have not yet been determined. The Company is vigorously defending these lawsuits. The outcome of these disputes is currently uncertain.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. This litigation is based on a variety of issues. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Guaranty Funds

     Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds have been immaterial.

11.  Income Taxes

     ALIC and its eligible domestic subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return. Certain domestic subsidiaries are not eligible to join in the consolidated federal income tax return and file a separate tax return.

     Prior to June 30, 1995, the Corporation was a subsidiary of Sears Roebuck & Co. ("Sears") and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

     The Internal Revenue Service ("IRS") has completed its review of the Corporation's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The components of the deferred income tax assets and liabilities at December 31, are as follows:

(in millions)
                                                         2001        2000
                                                         ----        ----
Deferred assets
Life and annuity reserves............................  $   533     $   603
Other assets.........................................      116          66
                                                          ----        ----
   Total deferred assets.............................      649         669
Deferred liabilities
Deferred policy acquisition costs....................     (846)       (819)
Unrealized net capital gains.........................     (343)       (301)
Other liabilities....................................      (29)        (54)

   Total deferred liabilities........................   (1,218)     (1,174)

   Net deferred liability............................  $ (569)     $  (505)



     Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved. The Company had established valuation allowances for deferred tax assets of an international operation, due to a lack of evidence that such assets would be realized. The valuation allowance reducing deferred tax assets was $2 million at December 31, 2000. During 2001, the $2 million valuation allowance was released as the entire amount held related to the Company's holdings in its subsidiary, Pt Asuransi Jiwa Allstate, Indonesia, which was sold on June 29, 2001.

     The components of income tax expense for the year ended December 31, are as follows:

(in millions)
                                                        2001    2000    1999
                                                        ----    ----    ----

Current................................................ $156    $116    $195
Deferred...............................................   23     125      71
                                                        ----    ----    ----
   Total income tax expense............................ $179    $241    $266
                                                        ====    ====    ====


     The Company paid income taxes of $116 million, $168 million and $197 million in 2001, 2000 and 1999, respectively. The Company had a current income tax liability of $21 million at December 31, 2001 and a current income tax asset of $16 million at December 31, 2000.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

9in millions)
                                                        2001    2000    1999
                                                        ----    ----    ----

Statutory federal income tax rate..................... 35.0%   35.0%   35.0%
Dividends received deduction.......................... (2.4)   (1.9)   (1.3)
Other................................................. (0.2)     0.8     0.8
                                                       -----   -----   -----
Effective income tax rate............................. 32.4%   33.9%   34.5%


     Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 2001, approximately $94 million, will result in federal income taxes payable of $33 million if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since 1983.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Preferred stock

     The Company has issued two series of non-voting, redeemable preferred stock. Redeemable preferred stock--Series A was issued to Northbrook Corporation, a subsidiary of AIC, while Redeemable preferred stock--Series B was issued directly to AIC. Both series of preferred stock are redeemable at the option of the Company at any time five years after the issuance date at a price of $100 per share plus cumulative accrued and unpaid dividends. If the Company is liquidated or dissolved, holders of the preferred stock will be entitled to payments of $100 per share plus cumulative accrued and unpaid dividends.

     For Redeemable preferred stock--Series A, the Company's Board of Directors declares and pays a cash dividend from time to time, but not more frequently than quarterly. The dividend is based on the three month LIBOR rate. Dividends of $5 million, $5 million and $4 million were paid during 2001, 2000, and 1999, respectively. There were no accrued and unpaid dividends for Series A preferred stock at December 31, 2001.

     Redeemable preferred stock--Series A subscriptions receivable resulted from the Company's issuance of additional shares to Northbrook Corporation in return for $14 million in cash, which was received on January 14, 2002.

     For Redeemable preferred stock--Series B, cash dividends of 6.9% per annum were payable annually in arrears on the last business day of each year to the shareholder of record on the immediately preceding business day. Dividends of $8 million were paid annually in 2001, 2000 and 1999, respectively.

     On December 28, 2001 AIC made a capital contribution to ALIC of all of the issued and outstanding ALIC Redeemable preferred stock--Series B, resulting in an increase in Additional capital paid-in of $117 million.


13.  Statutory Financial Information

     The following table reconciles consolidated Net income for the year ended December 31, and consolidated Shareholder's equity at December 31, as reported herein in conformity with GAAP with total statutory net income and capital and surplus of ALIC and its subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

(in millions)
                                                                Net income        Shareholder's equity
                                                                ----------        --------------------
                                                             2001    2000    1999       2001       2000
                                                             ----    ----    ----       ----       ----
Balance per GAAP............................................ $368    $470    $504     $5,397     $5,125
Undistributed net income of certain subsidiaries............    7       2       2         --         --
Unrealized gain/loss on fixed income securities.............   --      --      --     (1,508)    (1,280)
Deferred policy acquisition costs........................... (291)   (368)   (262)    (2,997)    (2,926)
Deferred income taxes.......................................   18      30     104      1,055        505
Employee benefits...........................................    8     (1)       1        (17)       (34)
Reserves and non-admitted assets............................  112     205     (72)       743      3,658
Separate Accounts...........................................   --      --      --        141     (2,513)
Other.......................................................    5      13      27        (79)        46
                                                             ----    ----    ----     ------     ------
Balance per statutory accounting practices.................. $227    $351    $304     $2,735     $2,581
                                                             ====    ====    ====     ======     ======

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     ALIC and each of its subsidiaries prepares their statutory financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     Beginning in 2001, all states required domiciled insurance companies to prepare statutory-basis financial statements in accordance with NAIC Accounting Practices and Procedures Manual--Version effective January 1, 2001 ("Codification") subject to any deviations prescribed or permitted by the applicable state of domicile's insurance commissioner.

     Accounting changes adopted to conform to the provisions of Codification are reported as changes in accounting principles in the statutory-basis financial statements for 2001. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. The adoption of Codification increased the surplus of ALIC by $81 million effective January 1, 2001. The increase is primarily a result of the requirement to recognize net statutory deferred tax assets for temporary differences reversing within the succeeding twelve-month period. Two of the Company's subsidiaries are domiciled in the State of New York, which chose not to adopt Statement of Statutory Accounting Principle No. 10, Income Taxes. As a result, the Company's total surplus does not reflect deferred taxes of the New York domiciled subsidiaries. Statutory surplus on the basis of Codification would have increased $3 million had the Company recorded deferred tax assets for the New York domiciled subsidiaries.

Dividends

     The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements of ALIC, receipt of dividends from its subsidiaries and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months.

     In the twelve month period beginning January 1, 2001, ALIC paid dividends of $172 million. This was less than the maximum amount allowed under Illinois insurance law without the approval of the Illinois Department of Insurance ("IL Department") based on 2000 formula amounts. Based on 2001 ALIC statutory net income, the maximum amount of dividends ALIC will be able to pay without prior IL Department approval at a given point in time during 2002 is $273 million, less dividends paid during the preceding twelve months measured at that point in time.

Risk-based capital

     The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. At December, 31 2001, RBC for each of the Company's domestic insurance subsidiaries was significantly above levels that would require regulatory action.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14.  Benefit Plans

Pension and other postretirement plans

     Defined benefit pension plans, sponsored by AIC, cover most domestic full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. AIC's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods. The allocated benefit to the Company included in net income was $1 million for the pension plans in 2001, 2000 and 1999.

     AIC also provides certain health care and life insurance benefits for employees when they retire. Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans for ten or more years prior to retirement. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC's postretirement benefit plans currently are not funded. AIC has the right to modify or terminate these plans. The allocated cost to the Company included in net income was $5 million, $3 million and $1 million for postretirement benefits other than pension plans in 2001, 2000 and 1999, respectively.

Profit sharing plans

     Employees of AIC are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance.

     The Company's allocation of profit sharing expense from the Corporation was $5 million, $4 million, and $4 million in 2001, 2000 and 1999, respectively.

15.  Business Segments

     ALIC's management is organized around products and services, and this structure is considered in the identification of its two reportable segments. These segments and their respective operations are as follows:

Retail

     The Retail segment offers a diversified group of products to meet consumers' lifetime needs in the areas of protection and retirement solutions through a variety of distribution channels. See Note 1 for discussion of the Retail segment's products and distribution channels. The Company evaluates the results of this segment based upon invested asset growth, face amounts of policies inforce and Net Income.

Structured Financial Products

     The Structured Financial Products segment offers a variety of spread-based and fee-based products to qualified investment buyers. See Note 1 for discussion of the Structured Financial Products segment's products and distribution channels. The Company evaluates the results of this segment based upon statutory premiums and deposits and Net Income.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Summarized revenue data for each of the Company's business segments for the years ended December 31, are as follows:

(in millions)
                                                                                 2001       2000       1999
                                                                                 ----       ----       ----
Revenues
Retail
Premiums and contract charges..................................................$ 1,510     $1,449     $1,306
Net investment income..........................................................  1,705      1,556      1,342
Realized capital gains and losses..............................................   (140)       (20)       162
                                                                               -------     ------     ------
   Total Retail................................................................  3,075      2,985      2,810
                                                                               -------     ------     ------
Structured Financial Products
Premiums and contract charges..................................................    357        418        255
Net investment income..........................................................  1,134      1,033        897
Realized capital gains and losses..............................................    (73)        (6)        30
                                                                               -------     ------     ------
   Total Structured Financial Products.........................................  1,418      1,445      1,182
                                                                               -------     ------     ------
      Consolidated Revenues....................................................$ 4,493     $4,430     $3,992
                                                                               =======     ======     ======



     Summarized financial performance data for each of the Company's business segments for the years ended December 31, are as follows:

(in millions)
                                                                                    2001       2000       1999
                                                                                    ----       ----       ----
Income from operations before income taxes and other items
Retail
Premiums and contract charges.....................................................$1,510     $1,449     $1,306
Net investment income............................................................. 1,705      1,556      1,342
Realized capital gains and losses.................................................  (140)       (20)       162
Contract benefits.................................................................   706        606        598
Interest credited to contractholders' funds....................................... 1,165      1,075        869
Amortization of deferred policy acquisition costs.................................   360        414        365
Operating costs and expenses......................................................   371        299        313
Loss on disposition of operations.................................................    (4)        --         --
                                                                                  ------     ------     ------
   Retail income from operations before income taxes and other items..............   469        591        665
                                                                                  ------     ------     ------
Structured Financial Products
Premiums and contract charges.....................................................   357        418        255
Net investment income............................................................. 1,134      1,033        897
Realized capital gains and losses.................................................   (73)        (6)        30
Contract benefits.................................................................   779        833        653
Interest credited to contractholders' funds.......................................   505        444        391
Amortization of deferred policy acquisition costs.................................     5          4          2
Operating costs and expenses......................................................    45         44         31
                                                                                  ------     ------     ------
   Structured Financial Products income from operations before
     income taxes and other items.................................................    84        120        105
                                                                                  ------     ------     ------
      Consolidated income from operations before income taxes and other items.....$  553     $  711     $  770
                                                                                  ======     ======     ======


               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Additional significant financial performance data for each of the Company's reportable segments for the years ended December 31, are as follows:

(in millions)
                                                                                  2001    2000    1999
                                                                                  ----    ----    ----
Amortization of deferred policy acquisition costs
Retail..........................................................................  $360    $414    $365
Structured Financial Products...................................................     5       4       2
                                                                                  ----    ----    ----
   Consolidated.................................................................  $365    $418    $367
                                                                                  ----    ----    ----
Income tax expense
Retail..........................................................................  $151    $200    $231
Structured Financial Products...................................................    28      41      35
                                                                                  ----    ----    ----
   Consolidated.................................................................  $179    $241    $266
                                                                                  ====    ====    ====



     Summarized data for total assets and investments for each of the Company's reportable segments as of December 31, are as follows:

(in millions)
                                                                                    2001        2000        1999
                                                                                    ----        ----        ----
Assets
Retail.......................................................................... $44,041     $41,729     $37,067
Structured Financial Products...................................................  18,581      16,462      13,380
                                                                                 -------     -------     -------
   Consolidated................................................................. $62,622     $58,191     $50,447
                                                                                 -------     -------     -------


Investments
Retail.......................................................................... $26,398     $23,331     $20,640
Structured Financial Products...................................................  17,899      15,289      12,239
                                                                                 -------     -------     -------
   Consolidated................................................................. $44,297     $38,620     $32,879
                                                                                 =======     =======     =======


               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16.  Other Comprehensive Income

     The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

(in millions)                                       2001                          2000                           1999
                                                    ----                          ----                           ----
                                                                After-                      After-                      After-
                                           Pretax       Tax      tax      Pretax     Tax      tax     Pretax     Tax     tax
                                           ------       ---     ------    ------     ----   ------    ------     ----   ------
Unrealized net capital gains and
   losses and net losses on
   derivative financial instruments:
   Unrealized holding gains (losses)       $ (115)    $ 40      $ (75)      $550     $(192)    $358     $ (814)    $285    $(529)
      arising during the period......
   Less: reclassification adjustments        (238)      83       (155)        10        (3)       7        180      (63)     117

Unrealized net capital gains and              123      (43)        80        540      (189)     351       (994)     348     (646)
   losses............................
   Cumulative effect of change in              (1)      --         (1)        --        --       --         --      --        --
      accounting for derivative
      financial instruments..........
   Net losses on derivative financial          (1)      --         (1)        --        --       --         --      --        --
      instruments arising during the
      period.........................
   Less: reclassification adjustments           4       (2)         2         --        --       --         --      --        --
      for derivative financial
      instruments....................
                                           ------    -----      -----       ----     -----     ----     ------     ----     -----
Net losses on derivative financial             (6)       2         (4)        --        --       --         --      --        --
   instruments.......................
                                           ------    -----      -----       ----     -----     ----     ------     ----     -----
Unrealized net capital gains and              117      (41)        76        540      (189)     351       (994)     348     (646)
   losses and net losses on
   derivative financial instruments:.
Unrealized foreign currency                     3       (1)         2         (3)        1       (2)         2       (1)       1
   translation adjustments
                                           ------    -----      -----       ----     -----     ----     ------     ----    -----
Other comprehensive income...........      $  120    $ (42)     $  78       $537     $(188)    $349     $ (992)    $347    $(645)
                                           ======    =====      =====       ====     =====     ====     ======     ====    =====





                                      F-38


               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



17.  Quarterly Results (unaudited)

(in millions)

                                              First Quarter       Second Quarter      Third Quarter        Fourth Quarter
                                              -------------       --------------      -------------        --------------
                                             2001       2000      2001     2000      2001       2000       2001       2000
                                             ----       ----      ----     ----      ----       ----       ----       ----


Revenues.................................  $1,048     $1,086    $1,154     $998    $1,130     $1,189     $1,161     $1,157
Net Income...............................      67        127        89      104        90        147        122         92

18.  Subsequent event

     On March 28, 2002, Allstate Life paid a dividend of $44 million to AIC.

                                      F-39




INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholder of Allstate Life Insurance Company:

     We have reviewed the accompanying condensed consolidated statement of financial position of Allstate Life Insurance Company and subsidiaries (the "Company", an affiliate of The Allstate Corporation) as of September 30, 2002, and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2002 and 2001, and the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

     We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated statement of financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, comprehensive income, shareholder's equity, and cash flows for the year then ended, not presented herein. In our report dated February 20, 2002 (March 28, 2002 as to Note 18), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2001 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

/s/ Deloitte & Touche LLP

Chicago, Illinois
November 12, 2002

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        Three Months Ended           Nine Months Ended
                                                                          September 30,                September 30,
                                                                     -------------------------    ------------------------
(in millions)                                                          2002           2001          2002          2001
                                                                     ----------     ----------    ----------    ----------

                                                                            (unaudited)                 (unaudited)
Revenues
Premiums                                                             $    196       $    280     $     693      $    791
Contract charges                                                          210            204           640           607
Net investment income                                                     757            715         2,209         2,122
Realized capital gains and losses                                        (161)           (70)         (278)         (189)
                                                                     --------       --------     ---------      --------
                                                                        1,002          1,129         3,264         3,331
                                                                     --------       --------     ---------      --------
Costs and expenses
Contract benefits                                                         324            393         1,060         1,136
Interest credited to contractholder funds                                 449            429         1,263         1,245
Amortization of deferred policy acquisition costs                         138             74           330           251
Operating costs and expenses                                              112            101           340           327
                                                                     --------       --------     ---------      --------
                                                                        1,023            997         2,993         2,959
Loss on disposition of operations                                           -              -             -             4
                                                                     --------       --------     ---------      --------
Income from operations before income tax (benefit) expense and
cumulative effect of change in accounting principle                       (21)           132           271           368
Income tax (benefit) expense                                              (25)            43            73           116
                                                                     --------       --------    ----------      --------
Income before cumulative effect of change in accounting
principle, after-tax                                                        4             89           198           252
                                                                     --------       --------    ----------      --------
Cumulative effect of change in accounting for derivatives and
embedded derivative financial instruments, after-tax                        -              -             -            (6)
                                                                     --------       --------    ----------      --------
Net income                                                           $      4       $     89    $      198      $    246
                                                                     ========       ========    ==========      ========



            See notes to condensed consolidated financial statements.


                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                       September 30,      December 31,
                                                                                            2002               2001
                                                                                     -----------------    ---------------
(in millions, except par value data)                                                    (Unaudited)
Assets
Investments
  Fixed income securities, at fair value (amortized cost $41,305 and $35,718)        $         43,827    $       37,226
  Mortgage loans                                                                                5,671             5,450
  Equity securities, at fair value (cost $253 and $196)                                           236               201
  Short-term                                                                                    1,347               672
  Policy loans                                                                                    691               673
  Other                                                                                           196                75
                                                                                     ----------------    --------------
         Total investments                                                                     51,968            44,297
Cash                                                                                              247               130
Deferred policy acquisition costs                                                               2,865             2,997
Reinsurance recoverables, net                                                                   1,006               950
Accrued investment income                                                                         542               479
Other assets                                                                                      241               182
Separate Accounts                                                                              10,791            13,587
                                                                                     -----------------   --------------
         Total assets                                                                $         67,660    $       62,622
                                                                                     ================    ==============
Liabilities
Contractholder funds                                                                 $         37,643    $       32,301
Reserve for life-contingent contract benefits                                                   9,244             8,632
Unearned premiums                                                                                  15                 9
Payable to affiliates, net                                                                         74                74
Other liabilities and accrued expenses                                                          3,212             2,053
Deferred income taxes                                                                             655               569
Separate Accounts                                                                              10,791            13,587
                                                                                     ----------------    --------------
         Total liabilities                                                                     61,634            57,225
                                                                                     ----------------    --------------
Commitments and Contingent Liabilities (Note 3)
Shareholder's Equity
Redeemable preferred stock - series A, $100 par value, 1,500,000 shares
authorized, 1,035,610 shares issued and outstanding                                               104               104
Redeemable preferred stock - series A subscriptions receivable                                      -               (14)
Common stock, $227 par value, 23,800 shares authorized and outstanding                              5                 5
Additional capital paid-in                                                                        967               717
Retained income                                                                                 4,099             3,948
Accumulated other comprehensive income:
  Unrealized net capital gains and losses                                                         850               636
  Unrealized foreign currency translation adjustments                                               1                 1
                                                                                     ----------------    --------------
         Total accumulated other comprehensive income                                             851               637
                                                                                     ----------------    --------------
         Total shareholder's equity                                                             6,026             5,397
                                                                                     ----------------    --------------
         Total liabilities and shareholder's equity                                  $         67,660    $       62,622
                                                                                     ================    ==============


            See notes to condensed consolidated financial statements.
                                       3


                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                 Nine Months Ended
                                                                                                   September 30,
(in millions)                                                                                  2002           2001
                                                                                             ----------    ------------
                                                                                                    (Unaudited)
Cash flows from operating activities
Net income                                                                                  $     198     $       246
   Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization and other non-cash items                                                         (158)           (195)
   Realized capital gains and losses                                                              278             189
   Loss on disposition of operations                                                                -               4
   Cumulative effect of change in accounting for derivative and embedded derivative
   financial instruments                                                                            -               6
Interest credited to contractholder funds                                                       1,263           1,245
Changes in:
     Contract benefit and other insurance reserves                                                (33)             36
     Unearned premiums                                                                              6              29
     Deferred policy acquisition costs                                                           (154)           (213)
     Reinsurance recoverables                                                                     (60)            (85)
     Income taxes payable                                                                         (29)             61
     Other operating assets and liabilities                                                        29              45
                                                                                            ---------      ----------
         Net cash provided by operating activities                                              1,340           1,368
                                                                                            ---------      ----------
Cash flows from investing activities
Proceeds from sales
   Fixed income securities                                                                      4,991           4,718
   Equity securities                                                                               37             357
Investment collections
   Fixed income securities                                                                      2,824           2,405
   Mortgage loans                                                                                 394             271
Investments purchases
   Fixed income securities                                                                    (12,728)        (10,250)
   Equity securities                                                                              (86)           (273)
   Mortgage loans                                                                                (558)         (1,109)
Acquisitions, net of cash received                                                                  -              66
Change in short-term investments, net                                                            (275)             57
Change in other investments, net                                                                 (133)            (47)
                                                                                            ---------      ----------
         Net cash used in investing activities                                                 (5,534)         (3,805)
                                                                                            ---------      ----------
Cash flows from financing activities
Proceeds from issuance of redeemable preferred stock                                               14               1
Redemption of preferred stock                                                                       -              (3)
Capital contributions                                                                             250               -
Contractholder fund deposits                                                                    6,940           6,081
Contractholder fund withdrawals                                                                (2,847)         (3,522)
Dividends paid                                                                                    (46)            (77)
                                                                                            ---------      ----------
         Net cash provided by financing activities                                              4,311           2,480
                                                                                            ---------      ----------
Net increase in cash                                                                              117              43
Cash at beginning of period                                                                       130              58
                                                                                            ---------      ----------
Cash at end of period                                                                       $     247      $      101
                                                                                            =========      ==========

            See notes to condensed consolidated financial statements.

                                       4

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. Basis of Presentation

     The accompanying condensed consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC"), and its wholly owned subsidiaries (together with ALIC, the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation").

     The condensed consolidated financial statements and notes as of September 30, 2002, and for the three-month and nine-month periods ended September 30, 2002 and 2001, are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. The condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2001, included in the Form 10 filed April 24, 2002. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

     To conform with the 2002 and year-end 2001 presentations, certain amounts in the prior year's condensed consolidated financial statements have been reclassified. Non-cash transactions of $217 million have been excluded from prior period investment purchases and sales on the Condensed Consolidated Statements of Cash Flows to conform to the current period presentation.

     Non-cash investment exchanges, primarily refinancings of fixed income securities and mergers completed with equity securities, totaled $90 million and $130 million for the nine months ended September 30, 2002 and 2001, respectively.

New accounting standards

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and other Intangible Assets", which eliminates the requirement to amortize goodwill, and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value basis. The Company adopted SFAS No. 142 effective January 1, 2002 and as a result, the Company's 2001 results do not reflect the impact of the non-amortization provisions of SFAS No. 142. Had the Company adopted the non-amortization provisions on January 1, 2001, the impact would have been immaterial to Net income (unamortized goodwill totaled $8 million at September 30, 2002). During the second quarter of 2002, the Company completed the initial goodwill impairment test required by SFAS No. 142 and concluded that goodwill was not impaired. The Company utilized several widely accepted valuation techniques, including discounted cash flow and market multiple and trading analyses, to estimate the fair value of its acquired businesses.

Pending accounting standard

     On July 31, 2002, the American Institute of Certified Public Accountants issued an exposure draft Statement of Position ("SOP") entitled "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". The accounting guidance contained in the proposed SOP applies to several of the Company's products and product features. The proposed effective date of the SOP is fiscal years beginning after December 15, 2003, with earlier adoption encouraged. Initial application should be as of the beginning of the fiscal year; therefore, if adopted during an interim period of 2003, prior interim periods should be restated. Most provisions of the proposed SOP will have a minimal impact to the Company. With respect to guaranteed minimum income benefits (contract features that guarantee a minimum amount for annuitization), the Company's policy of not recognizing any liability during the accumulation phase is consistent with the SOP. However, a provision that requires the establishment of a liability in addition to the account

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

balance for contracts that contain death or other insurance benefits which are not currently recognized as a liability by the Company may have a material impact on the condensed consolidated statement of operations depending on the market conditions at the time of adoption. Contracts that would be affected by this provision of the SOP are those that specify that the amounts assessed against the contractholder each period for the insurance benefit feature are not proportionate to the insurance coverage provided for the period. These contract provisions are commonly referred to as guaranteed minimum death benefits.

2.   Reinsurance

     The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company also cedes a portion of the mortality risk on certain term life policies to a pool of reinsurers. The Company continues to have primary liability as the direct insurer for risks reinsured. The Company follows a comprehensive evaluation process involving credit scoring and capacity to select reinsurers. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of reserves for contract benefits. Failure of reinsurers to honor their obligations could result in losses to the Company.

     Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. No single reinsurer had a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

     The effects of reinsurance on premiums and contract charges are as follows:

                                                                   Three Months Ended             Nine Months Ended
                                                                      September 30,                 September 30,
                                                                --------------------------    ---------------------------
(in millions)                                                      2002           2001           2002            2001
                                                                -----------    -----------    -----------     -----------
Premiums and Contract charges
Direct premiums                                                 $     271      $     333      $     900       $     930
Assumed
  Affiliate                                                             7             11             25              33
  Non-affiliate                                                        19             16             56              45
Ceded - non-affiliate                                                (101)           (80)          (288)           (217)
                                                                ---------      ---------      ---------       ---------
     Premiums net of reinsurance                                      196            280            693             791
Direct contract charges                                               208            200            631             594
Assumed
  Affiliate                                                             1              2              5               6
  Non-affiliate                                                         1              2              4               7
                                                                ---------      ---------      ---------       ---------
     Contract charges net of reinsurance                              210            204            640             607
                                                                ---------      ---------      ---------       ---------
     Premiums and contract charges, net of reinsurance          $     406      $     484      $   1,333       $   1,398
                                                                =========      =========      =========       =========

                                       6

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

     The effects of reinsurance on contract benefits are as follows:

                                                                   Three Months Ended             Nine Months Ended
                                                                      September 30,                 September 30,
                                                                --------------------------     -------------------------
(in millions)                                                      2002           2001            2002          2001
                                                                -----------    -----------     -----------   -----------
Contract Benefits
Direct                                                          $     405      $    458       $   1,303     $   1,289
Assumed
  Affiliate                                                             4            12              13            31
  Non-affiliate                                                         8            10              28            24
Ceded - non-affiliate                                                 (93)          (87)           (284)         (208)
                                                                ---------      --------       ---------     ---------
     Contract benefits, net of reinsurance                      $     324      $    393       $   1,060     $   1,136
                                                                =========      ========       =========     =========


3.   Commitments and Contingent Liabilities

Regulations and legal proceedings

     The Company's business is subject to the effects of a changing social, economic and regulatory environment. State and federal regulatory initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance businesses, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles and the overall expansion of regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

     The Company sells its products through a variety of distribution channels including Allstate agencies. Consequently, the outcome of some legal proceedings that involve AIC regarding the Allstate agencies may have an impact on the Company.

     AIC is defending various lawsuits involving worker classification issues. Examples of these lawsuits include a number of putative class actions challenging the overtime exemption claimed by AIC under the Fair Labor Standards Act or state wage and hour laws. These class actions mirror similar lawsuits filed recently against other carriers in the industry and other employers. Another example involves the worker classification of staff working in agencies. In this putative class action, plaintiffs seek damages under the Employee Retirement Income Security Act ("ERISA") and the Racketeer Influenced and Corrupt Organizations Act alleging that agency secretaries were terminated as employees by AIC and rehired by agencies though outside staffing vendors for the purpose of avoiding the payment of employee benefits. A putative nationwide class action filed by former employee agents also includes a worker classification issue; these agents are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. AIC has been vigorously defending these and various other worker classification lawsuits. The outcome of these disputes is currently uncertain.

     In addition, on August 6, 2002 a petition was filed with the National Labor Relations Board ("NLRB") by the United Exclusive Allstate Agents, Office and Professional Employees International Union, seeking certification as the collective bargaining representative of all Allstate agents in the United States. AIC is opposing the petition on a number of grounds, including that the agents are independent contractors and, therefore, the NLRB lacks jurisdiction over the issue. The outcome is currently uncertain.

     AIC is also defending certain matters relating to its agency program reorganization announced in 1999. These matters include an investigation by the U.S. Department of Labor and a lawsuit filed in December 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") with respect to allegations of

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

retaliation under the Age Discrimination in Employment Act, the Americans with Disabilities Act and Title VII of the Civil Rights Act of 1964. A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, breach of contract and age discrimination. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization. In addition, AIC is defending certain matters relating to its life agency program reorganization announced in 2000. These matters include an investigation by the EEOC with respect to allegations of age discrimination and retaliation. AIC is cooperating fully with the agency investigation and will continue to vigorously defend these and other claims related to the life agency program reorganization. The outcome of these disputes is currently uncertain.

     The Company is defending various lawsuits that allege that it engaged in business or sales practices inconsistent with state or federal law. The Company has been vigorously defending these lawsuits, but their outcome is currently uncertain. The court has approved a settlement, which is not material, in a previously reported, statewide class action that alleged that the Company violated insurance statutes in the sale of credit insurance.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation based on a variety of issues, some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


4.   Business Segments

     Summarized financial performance data for each of the Company's reportable segments for the three months and nine months ended September 30 are as follows:

                                                                          Three Months Ended            Nine Months Ended
                                                                             September 30,                September 30,
                                                                       --------------------------    -------------------------
(in millions)                                                            2002           2001           2002           2001
                                                                       ----------    ------------    ----------    -----------

Income from operations before income taxes and cumulative effect of change in accounting principle
Retail
Premiums and contract charges                                          $    358     $       382    $    1,086    $     1,121
Net investment income                                                       465             425         1,358          1,268
Realized capital gains and losses                                           (76)            (47)         (159)          (118)
                                                                       --------     -----------    ----------    -----------
  Total Retail revenues                                                     747             760         2,285          2,271
Contract benefits                                                           158             191           475            545
Interest credited to contractholder funds                                   331             293           928            853
Amortization of deferred policy acquisition costs                           137              74           327            248
Operating costs and expenses                                                101              90           303            295
Loss on disposition of operations                                             -               -             -              4
                                                                       ---------    ------------    ---------    -----------
   Retail income from operations before income taxes and cumulative
   effect of change in accounting principle                                  20             112           252            326
                                                                       --------     -----------     ---------    -----------

Structured Financial Products
Premiums and contract charges                                                48             102           247            277
Net investment income                                                       292             290           851            854
Realized capital gains and losses                                           (85)            (23)         (119)           (71)
                                                                       --------     -----------     ---------    -----------
  Total Structured Financial Products revenues                              255             369           979          1,060
Contract benefits                                                           166             202           585            591
Interest credited to contractholder funds                                   118             136           335            392
Amortization of deferred policy acquisition costs                             1               -             3              3
Operating costs and expenses                                                 11              11            37             32
                                                                       --------     -----------     ---------    -----------
   Structured Financial Products income from operations before income taxes and cumulative effect of change in accounting
   principle                                                                (41)             20            19             42
                                                                       --------     -----------     ---------    -----------
     Consolidated income from operations before income taxes and
     cumulative effect of change in accounting principle               $    (21)    $       132     $     271    $       368
                                                                       ========     ===========     =========    ===========


                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


5.   Other Comprehensive Income

     The components of other comprehensive income on a pretax and after-tax basis are as follows:

(in millions)                                                                    Three Months Ended September 30,
                                                                               2002                             2001
                                                                  -------------------------------   ------------------------------
                                                                    Pre-                 After-      Pre-                 After-
                                                                    tax         Tax        tax       tax        Tax         tax
                                                                  ---------   --------   --------   -------    -------    --------
Unrealized net capital gains and losses and net gains and
losses on derivative financial instruments:
Unrealized holding gains  arising during the period               $     103   $   (36)   $     67   $   36     $   (12)   $    24
Less: reclassification adjustments                                     (176)       61        (115)     (78)         27        (51)
                                                                  ---------   -------    --------   ------     -------    -------
Unrealized net capital gains                                            279       (97)        182      114         (39)        75
   Net losses on derivative financial instruments arising
   during the period                                                     (1)        -          (1)      (1)          -         (1)
  Less: reclassification adjustments                                      -         -           -        1           -          1
                                                                  ---------   -------    --------   ------     -------    -------

Net losses on derivative financial instruments                           (1)        -          (1)      (2)          -         (2)
                                                                  ---------   -------   --------   ------     -------    --------

Unrealized net capital gains and losses and net gains and
losses on derivative financial instruments                              278       (97)       181       112        (39)         73
Unrealized foreign currency translation adjustments                       -         -          -         -          -           -
                                                                  ---------   -------   --------   -------    -------    --------

Other comprehensive income                                        $     278   $   (97)       181   $   112    $   (39)         73
                                                                  =========   =======              =======    ========
Net income                                                                                     4                               90
                                                                                         --------                        --------
Comprehensive income                                                                     $   185                         $    163
                                                                                         ========                        ========


                                       10

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)



(in millions)                                                                     Nine Months Ended September 30,
                                                                               2002                             2001
                                                                  -------------------------------   ------------------------------
                                                                    Pre-                 After-      Pre-                 After-
                                                                    tax         Tax        tax       tax        Tax        tax
                                                                  ---------   --------   --------   -------    -------    --------
Unrealized net capital gains and losses and net gains and
losses on derivative financial instruments:

Unrealized holding gains arising during the period                $       23   $     (8)  $     15   $    75   $   (26)  $     49
Less: reclassification adjustments                                      (310)       108       (202)     (198)       69       (129)
                                                                  ----------   --------   --------   -------   -------   --------
Unrealized net capital gains                                             333       (116)       217       273       (95)       178
   Cumulative effect of change in accounting for
   derivative and embedded derivative financial instruments                -          -          -        (1)        -         (1)
   Net (losses) gains on derivative financial instruments
   arising during the period                                              (4)         1         (3)        3        (1)         2
  Less: reclassification adjustments                                       -          -          -         4        (1)         3
                                                                  ----------   --------   --------   -------   -------   --------
Net losses on derivative financial instruments                            (4)         1         (3)       (2)        -         (2)
                                                                  ----------   --------   --------   -------   -------   --------

Unrealized net capital gains and losses and net gains and
losses on derivative financial instruments                               329       (115)       214       271       (95)       176
Unrealized foreign currency translation adjustments                        -          -          -         3        (1)         2
                                                                  ----------   --------   --------   -------   -------   --------
Other comprehensive income                                        $      329   $   (115)       214   $   274   $   (96)       178
                                                                  ==========   ========              =======   =======
Net income                                                                                     198                            246
                                                                                          --------                       --------
Comprehensive income                                                                      $    412                       $    424
                                                                                          ========                       ========


                -------------------------------------------------
                ALLSTATE FINANCIAL ADVISORS
                SEPARATE ACCOUNT I

                Financial Statements as of December 31, 2001
                and for the periods ended December 31, 2001 and December 31, 2000, and Independent
                Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholder of Allstate Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Financial Advisors Separate Account I (the "Account") as of December 31, 2001, the related statements of operations for the periods then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Allstate Financial Advisors Separate Account I as of December 31, 2001, the results of operations for the periods then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 8, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001

---------------------------------------------------------------------------------------------------------------------------------
                                                                      AIM VARIABLE INSURANCE FUNDS SUB-ACCOUNTS
                                                    -----------------------------------------------------------------------------
                                                      AIM V.I.                         AIM V.I.       AIM V.I.        AIM V.I.
                                                      Capital       AIM V.I. Dent    Diversified     Growth and     International
                                                    Appreciation   Demographics (a)     Income         Income          Equity
                                                    -------------  ---------------  -------------   -------------   -------------
ASSETS
Investments at fair value                           $   3,731,348   $       6,349   $     692,756   $   2,572,217   $   1,147,253
                                                    -------------   -------------   -------------   -------------   -------------

     Total assets                                   $   3,731,348   $       6,349   $     692,756   $   2,572,217   $   1,147,253
                                                    =============   =============   =============   =============   =============

NET ASSETS
Accumulation units                                  $   3,731,348   $       6,349   $     692,756   $   2,572,217   $   1,147,253
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company               -               -               -               -               -
                                                    -------------   -------------   -------------   -------------   -------------

     Total net assets                               $   3,731,348   $       6,349   $     692,756   $   2,572,217   $   1,147,253
                                                    =============   =============   =============   =============   =============

FUND SHARE INFORMATION
     Number of shares                                     171,793           1,136          75,877         127,337          76,945
                                                    =============   =============   =============   =============   =============

     Cost                                           $   4,967,139   $       5,789   $     740,659   $   3,165,191   $   1,488,024
                                                    =============   =============   =============   =============   =============

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001

See notes to financial statements.

----------------------------------------------------------------------------------------------------------------------------
                                                    AIM VARIABLE
                                                  Insurance Funds
                                                    Sub-Accounts    Fidelity Variable Insurance Products Fund Sub-Accounts
                                                  ---------------  ---------------------------------------------------------

                                                     AIM V.I.
                                                       Value      VIP Contrafund   VIP Growth  VIP High Income VIP Index 500
                                                    ------------  --------------  ------------ --------------- -------------

ASSETS
Investments at fair value                           $  2,128,600   $  3,434,777   $  4,520,539   $    549,109   $  4,279,233
                                                    ------------   ------------   ------------   ------------   ------------

     Total assets                                   $  2,128,600   $  3,434,777   $  4,520,539   $    549,109   $  4,279,233
                                                    ============   ============   ============   ============   ============

NET ASSETS
Accumulation units                                  $  2,128,600   $  3,434,777   $  4,520,539   $    549,109   $  4,279,233
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company              -              -              -              -              -
                                                    ------------   ------------   ------------   ------------   ------------

     Total net assets                               $  2,128,600   $  3,434,777   $  4,520,539   $    549,109   $  4,279,233
                                                    ============   ============   ============   ============   ============

FUND SHARE INFORMATION
     Number of shares                                     91,161        170,630        134,500         85,664         32,899
                                                    ============   ============   ============   ============   ============

     Cost                                           $  2,429,310   $  3,703,799   $  5,444,405   $    649,519   $  4,658,116
                                                    ============   ============   ============   ============   ============



See notes to financial statements.

---------------------------------------------------------------------------------------------------------------------------------
                                                    Fidelity Variable Insurance      Fidelity Variable Insurance Products Fund
                                                     Products Fund Sub-Accounts            (Service Class 2) Sub-Accounts
                                                    -----------------------------   ---------------------------------------------
                                                                                                  VIP Investment
                                                                                    VIP Equity-     Grade Bond      VIP Overseas
                                                    VIP INVESTMENT                Income (Service    (Service        (Service
                                                     Grade Bond     VIP Overseas    Class 2) (a)    Class 2) (a)    Class 2) (a)
                                                    --------------  ------------- --------------- ---------------   -------------

ASSETS
Investments at fair value                           $   3,153,795   $   1,308,030   $         708   $       9,221   $         592
                                                    -------------   -------------   -------------   -------------   -------------

     Total assets                                   $   3,153,795   $   1,308,030   $         708   $       9,221   $         592
                                                    =============   =============   =============   =============   =============

NET ASSETS
Accumulation units                                  $   3,153,795   $   1,308,030   $         708   $       9,221   $         592
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company               -               -               -               -               -
                                                    -------------   -------------   -------------   -------------   -------------

     Total net assets                               $   3,153,795   $   1,308,030   $         708   $       9,221   $         592
                                                    =============   =============   =============   =============   =============

FUND SHARE INFORMATION
     Number of shares                                     244,102          94,238              31             719              43
                                                    =============   =============   =============   =============   =============

     Cost                                           $   3,038,067   $   1,660,992   $         699   $       9,245   $         613
                                                    =============   =============   =============   =============   =============

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001

See notes to financial statements.

---------------------------------------------------------------------------------------------------------------------------------
                                                      Lazard
                                                    Retirement
                                                    Series, Inc.
                                                     Sub-Account             LSA Variable Series Trust Sub-Accounts
                                                    ------------    -------------------------------------------------------------

                                                                                                       LSA
                                                      Emerging        Aggressive                     LSA Basic         LSA Blue
                                                     Markets (a)      Growth (a)    LSA Balanced      Value (a)        Chip (a)
                                                    -------------   -------------   -------------   -------------   -------------

ASSETS
Investments at fair value                           $       4,966   $   2,346,059   $   5,758,128   $   2,409,559   $   2,410,787
                                                    -------------   -------------   -------------   -------------   -------------

     Total assets                                   $       4,966   $   2,346,059   $   5,758,128   $   2,409,559   $   2,410,787
                                                    =============   =============   =============   =============   =============

NET ASSETS
Accumulation units                                  $       4,966   $       3,559   $       2,900   $       1,755   $       5,787
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company               -       2,342,500       5,755,228       2,407,804       2,405,000
                                                    -------------   -------------   -------------   -------------   -------------

     Total net assets                               $       4,966   $   2,346,059   $   5,758,128   $   2,409,559   $   2,410,787
                                                    =============   =============   =============   =============   =============

FUND SHARE INFORMATION
     Number of shares                                         693         250,380         578,706         250,214         250,602
                                                    =============   =============   =============   =============   =============

     Cost                                           $       4,414   $   2,503,362   $   5,802,877   $   2,501,956   $   2,505,561
                                                    =============   =============   =============   =============   =============

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001

See notes to financial statements.

--------------------------------------------------------------------------------------------------------------------------------
                                                                        LSA Variable Series Trust Sub-Accounts
                                                   -----------------------------------------------------------------------------

                                                    LSA Capital     LSA Disciplined LSA Diversified  LSA Emerging     LSA Focused
                                                  Appreciation (a)      Equity        Mid Cap (a)       Growth           Equity
                                                  ----------------  --------------- ---------------  ------------    -------------

ASSETS
Investments at fair value                          $   2,957,166     $   8,765,598   $   3,018,824   $   5,029,847   $   4,500,448
                                                   -------------     -------------   -------------   -------------   -------------

     Total assets                                  $   2,957,166     $   8,765,598   $   3,018,824   $   5,029,847   $   4,500,448
                                                   =============     =============   =============   =============   =============

NET ASSETS
Accumulation units                                 $       5,166     $       6,416   $       4,852   $       9,593   $         623
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company      2,952,000         8,759,182       3,013,972       5,020,254       4,499,825
                                                   -------------     -------------   -------------   -------------   -------------

     Total net assets                              $   2,957,166     $   8,765,598   $   3,018,824   $   5,029,847   $   4,500,448
                                                   =============     =============   =============   =============   =============

FUND SHARE INFORMATION
     Number of shares                                    300,525         1,020,442         300,680         617,917         522,094
                                                   =============     =============   =============   =============   =============

     Cost                                          $   3,004,720     $  10,202,631   $   3,006,394   $   6,200,901   $   5,226,258
                                                   =============     =============   =============   =============   =============

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001

See notes to financial statements.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      MFS Variable Insurance
                                                        LSA Variable Series Trust Sub-Accounts          Trust Sub-Accounts
                                                    ---------------------------------------------   -----------------------------

                                                     LSA Growth      LSA Mid Cap     LSA Value                         MFS High
                                                       Equity         Value (a)        Equity         MFS Bond          Income
                                                    -------------   -------------   -------------   -------------   -------------

ASSETS
Investments at fair value                           $   4,742,363   $   2,676,744   $   5,910,674   $   1,394,497   $     341,129
                                                    -------------   -------------   -------------   -------------   -------------

     Total assets                                   $   4,742,363   $   2,676,744   $   5,910,674   $   1,394,497   $     341,129
                                                    =============   =============   =============   =============   =============

NET ASSETS
Accumulation units                                  $         498   $           -   $       9,424   $   1,394,497   $     341,129
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company       4,741,865       2,676,744       5,901,250               -               -
                                                    -------------   -------------   -------------   -------------   -------------

     Total net assets                               $   4,742,363   $   2,676,744   $   5,910,674   $   1,394,497   $     341,129
                                                    =============   =============   =============   =============   =============

FUND SHARE INFORMATION
     Number of shares                                     518,858         250,866         557,611         121,050          36,999
                                                    =============   =============   =============   =============   =============

     Cost                                           $   5,203,099   $   2,509,201   $   5,647,423   $   1,365,487   $     362,451
                                                    =============   =============   =============   =============   =============

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001

See notes to financial statements.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                    MFS Variable
                                                                                   Insurance Trust
                                                       MFS Variable Insurance      (Service Class)     OCC Accumulation Trust
                                                         Trust Sub-Accounts          Sub-Account             Sub-Accounts
                                                    -----------------------------   -------------  ------------------------------
                                                                                     MFS New
                                                                                     Discovery          OCC
                                                    MFS Investors      MFS New       (Service        Science and      OCC Small
                                                      Trust (b)       Discovery      Class) (a)     Technology (a)     Cap (a)
                                                    -------------   -------------   -------------   --------------  -------------

ASSETS
Investments at fair value                           $   1,844,242   $   2,830,392   $         827   $       2,556   $         468
                                                    -------------   -------------   -------------   -------------   -------------

     Total assets                                   $   1,844,242   $   2,830,392   $         827   $       2,556   $         468
                                                    =============   =============   =============   =============   =============

NET ASSETS
Accumulation units                                  $   1,844,242   $   2,830,392   $         827   $       2,556   $         468
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company               -               -               -               -               -
                                                    -------------   -------------   -------------   -------------   -------------

     Total net assets                               $   1,844,242   $   2,830,392   $         827   $       2,556   $         468
                                                    =============   =============   =============   =============   =============

FUND SHARE INFORMATION
     Number of shares                                     107,662         185,356              54           1,074              15
                                                    =============   =============   =============   =============   =============

     Cost                                           $   2,032,488   $   2,913,189   $         817   $       2,036   $         412
                                                    =============   =============   =============   =============   =============

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001

(b)  Previously known as MFS Growth with Income

See notes to financial statements.

---------------------------------------------------------------------------------------------------------------------------------

                                                                      Oppenheimer Variable Account Funds Sub-Accounts
                                                    -----------------------------------------------------------------------------
                                                                                                                     Oppenheimer
                                                                    Oppenheimer      Oppenheimer                     Main Street
                                                     Oppenheimer       Capital         Global        Oppenheimer      Small Cap
                                                        Bond        Appreciation     Securities      High Income      Growth (c)
                                                    -------------   -------------   -------------   -------------   -------------

ASSETS
Investments at fair value                           $   5,325,476   $   7,148,106   $   6,023,454   $   1,317,816   $   1,991,007
                                                    -------------   -------------   -------------   -------------   -------------

     Total assets                                   $   5,325,476   $   7,148,106   $   6,023,454   $   1,317,816   $   1,991,007
                                                    =============   =============   =============   =============   =============

NET ASSETS
Accumulation units                                  $   5,325,476   $   7,148,106   $   6,023,454   $   1,317,816   $   1,991,007
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company               -               -               -               -               -
                                                    -------------   -------------   -------------   -------------   -------------

     Total net assets                               $   5,325,476   $   7,148,106   $   6,023,454   $   1,317,816   $   1,991,007
                                                    =============   =============   =============   =============   =============

FUND SHARE INFORMATION
     Number of shares                                     475,065         195,410         263,724         154,311         180,182
                                                    =============   =============   =============   =============   =============

     Cost                                           $   5,187,762   $   8,236,739   $   6,741,444   $   1,393,930   $   1,965,826
                                                    =============   =============   =============   =============   =============

(c)  Previously known as Oppenheimer Small Cap Growth

See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                                        Oppenheimer
                                                         Variable
                                                       Account Funds
                                                      (Service Class)
                                                        Sub-Account              PIMCO Variable Insurance Trust Sub-Accounts
                                                    ------------------   ----------------------------------------------------------
                                                      Oppenheimer
                                                    Main Street Small
                                                       Cap Growth               Foreign              Money           Total Return
                                                    (Service Class) (a)         Bond (a)           Market (a)           Bond (a)
                                                    ------------------   ------------------   ------------------   ----------------

ASSETS
Investments at fair value                           $            3,690   $              746   $           3,726   $             658
                                                    ------------------   ------------------   -----------------   -----------------

     Total assets                                   $            3,690   $              746   $           3,726   $             658
                                                    ==================   ==================   =================   =================

NET ASSETS
Accumulation units                                  $            3,690   $              746   $           3,726   $             658
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company                    -                    -                   -                   -
                                                    ------------------   ------------------   -----------------   -----------------

     Total net assets                               $            3,690   $              746   $           3,726   $             658
                                                    ==================   ==================   =================   =================

FUND SHARE INFORMATION
     Number of shares                                              334                   77               3,726                  67
                                                    ==================   ==================   =================   =================

     Cost                                           $            3,289   $              752   $           3,726   $             677
                                                    ==================   ==================   =================   =================

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001

See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------

                                                                                          Solomon Brothers     The Universal
                                                                                              Variable         Institutional
                                                              Putnam Variable               Series Funds        Funds, Inc.
                                                             Trust Sub-Accounts              Sub-Account        Sub-Account
                                                    -----------------------------------   ----------------   ----------------

                                                                       VT International
                                                        VT High           Growth and
                                                        Yield (a)         Income (a)        Capital (a)       High Yield (a)
                                                    ----------------   ----------------   ----------------   ----------------

ASSETS
Investments at fair value                           $          4,726   $          3,756   $          5,209   $          4,293
                                                    ----------------   ----------------   ----------------   ----------------

     Total assets                                   $          4,726   $          3,756   $          5,209   $          4,293
                                                    ================   ================   ================   ================

NET ASSETS
Accumulation units                                  $          4,726   $          3,756   $          5,209   $          4,293
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company                  -                  -                  -                  -
                                                    ----------------   ----------------   ----------------   ----------------

     Total net assets                               $          4,726   $          3,756   $          5,209   $          4,293
                                                    ================   ================   ================   ================


FUND SHARE INFORMATION
     Number of shares                                            587                386                345                637
                                                    ================   ================   ================   ================

     Cost                                           $          4,604   $          3,624   $          4,892   $          4,624
                                                    ================   ================   ================   ================

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001

See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------

                                                             Van Kampen Life Investment Trust Sub-Accounts
                                                    -------------------------------------------------------------

                                                                    LIT Domestic    LIT Emerging      LIT Money
                                                     LIT Comstock      Income          Growth           Market
                                                    -------------   -------------   -------------   -------------
ASSETS
Investments at fair value                           $   3,253,536   $     746,243   $   4,015,402   $   3,032,384
                                                    -------------   -------------   -------------   -------------

     Total assets                                   $   3,253,536   $     746,243   $   4,015,402   $   3,032,384
                                                    =============   =============   =============   =============

NET ASSETS
Accumulation units                                  $   3,253,536   $     746,243   $   4,015,402   $   3,032,384
Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company               -               -               -               -
                                                    -------------   -------------   -------------   -------------

     Total net assets                               $   3,253,536   $     746,243   $   4,015,402   $   3,032,384
                                                    =============   =============   =============   =============

FUND SHARE INFORMATION
     Number of shares                                     284,649          92,932         141,587       3,032,384
                                                    =============   =============   =============   =============

     Cost                                           $   3,333,071   $     720,646   $   5,190,039   $   3,032,384
                                                    =============   =============   =============   =============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------

                                                                     AIM Variable Insurance Funds Sub-Accounts
                                               ------------------------------------------------------------------------------------

                                                  AIM V.I.                            AIM V.I.         AIM V.I.        AIM V.I.
                                                  Capital        AIM V.I. Dent      Diversified       Growth and     International
                                                Appreciation    Demographics (a)       Income           Income          Equity
                                               ---------------  ----------------  ---------------  ---------------- ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $            -   $             -   $       47,325   $         1,254  $        3,724
Charges from Allstate Life Insurance Company:
    Mortality and expense risk                        (34,319)              (16)          (6,712)          (22,949)        (10,336)
    Administrative expense                             (2,901)               (1)            (557)           (1,937)           (863)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net investment income (loss)                  (37,220)              (17)          40,056           (23,632)         (7,475)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

NET REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
    Proceeds from sales                               207,096                14          174,461           159,414         120,912
    Cost of investments sold                          260,720                13          176,921           205,198         155,662
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Realized gains (losses) on fund shares        (53,624)                1           (2,460)          (45,784)        (34,750)

Realized gain distributions                           293,299                 -                -                 -          29,120
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net realized gains (losses)                   239,675                 1           (2,460)          (45,784)         (5,630)


Change in unrealized gains (losses)                  (886,233)              560          (28,000)         (387,049)       (205,974)
                                               ---------------  ----------------  ---------------  ---------------- ---------------


        Net realized and unrealized gains
             (losses) on investments                 (646,558)              561          (30,460)         (432,833)       (211,604)
                                               ---------------  ----------------  ---------------  ---------------- ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                $     (683,778)  $           544   $        9,596   $      (456,465) $     (219,079)
                                               ===============  ================  ===============  ================ ===============

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001


See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                                AIM Variable
                                               Insurance Funds
                                                Sub-Accounts            Fidelity Variable Insurance Products Fund Sub-Accounts
                                               ---------------  -------------------------------------------------------------------

                                                  AIM V.I.
                                                   Value         VIP Contrafund     VIP Growth      VIP High Income  VIP Index 500
                                               ---------------  ----------------  ---------------  ---------------- ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $        2,706   $         9,694   $        1,712   $        32,622  $       20,948
Charges from Allstate Life Insurance Company:
    Mortality and expense risk                        (17,506)          (28,142)         (39,793)           (4,651)        (34,761)
    Administrative expense                             (1,442)           (2,302)          (3,317)             (392)         (2,854)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net investment income (loss)                  (16,242)          (20,750)         (41,398)           27,579         (16,667)
                                               ---------------  ----------------  ---------------  ---------------- ---------------


NET REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
    Proceeds from sales                               297,378           351,507          269,375            98,911         418,551
    Cost of investments sold                          347,367           393,422          335,359           117,968         466,337
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Realized gains (losses) on fund shares        (49,989)          (41,915)         (65,984)          (19,057)        (47,786)

Realized gain distributions                            41,071            34,217          160,938                 -               -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net realized gains (losses)                    (8,918)           (7,698)          94,954           (19,057)        (47,786)

Change in unrealized gains (losses)                  (160,651)         (182,849)        (651,147)          (65,746)       (260,054)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net realized and unrealized gains
             (losses) on investments                 (169,569)         (190,547)        (556,193)          (84,803)       (307,840)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                $     (185,811)  $      (211,297)  $     (597,591)  $       (57,224) $     (324,507)
                                               ===============  ================  ===============  ================ ===============


See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Fidelity Variable Insurance          Fidelity Variable Insurance Products Fund
                                                  Products Fund Sub-Accounts                 (Service Class 2) Sub-Accounts
                                               ---------------------------------  -------------------------------------------------
                                                                                                   VIP Investment
                                                                                    VIP Equity-       Grade Bond      VIP Overseas
                                               VIP Investment                     Income (Service     (Service         (Service
                                                 Grade Bond       VIP Overseas      Class 2)(a)      Class 2)(a)      Class 2)(a)
                                               ---------------  ----------------  ---------------  ---------------- ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $       56,653   $        34,175   $            -   $             -  $            -
Charges from Allstate Life Insurance Company:
     Mortality and expense risk                       (24,713)          (11,797)              (1)              (19)             (1)
     Administrative expense                            (2,089)             (986)               -                (1)              -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net investment income (loss)                  29,851            21,392               (1)              (20)             (1)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                 556,011           185,975                1                18               -
  Cost of investments sold                            540,960           246,121                1                18               1
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Realized gains (losses) on fund shares        15,051           (60,146)               -                 -              (1)

Realized gain distributions                                 -            54,020                -                 -               -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net realized gains (losses)                   15,051            (6,126)               -                 -              (1)

Change in unrealized gains (losses)                    81,151          (254,803)               9               (24)            (21)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net realized and unrealized gains
              (losses) on investments                  96,202          (260,929)               9               (24)            (22)
                                               ---------------  ----------------  ---------------  ---------------- ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                $      126,053   $      (239,537)  $            8   $           (44) $          (23)
                                               ===============  ================  ===============  ================ ===============

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001


See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                                   Lazard
                                                 Retirement
                                                Series, Inc.
                                                Sub-Account                    LSA Variable Series Trust Sub-Accounts
                                               ---------------  -------------------------------------------------------------------

                                                                      LSA
                                                  Emerging        Aggressive                           LSA Basic       LSA Blue
                                                Markets (a)       Growth (a)        LSA Balanced       Value (a)       Chip (a)
                                               ---------------  ----------------  ---------------  ---------------- ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $           20   $             -   $      106,332   $           304  $            -
Charges from Allstate Life Insurance Company:
    Mortality and expense risk                            (12)               (9)              (9)               (3)            (13)
    Administrative expense                                 (1)               (1)              (1)                -              (1)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net investment income (loss)                        7               (10)         106,322               301             (14)
                                               ---------------  ----------------  ---------------  ---------------- ---------------


NET REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                      12                 9                8                 3              12
  Cost of investments sold                                 11                 9                8                 3              12
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Realized gains (losses) on fund shares              1                 -                -                 -               -

Realized gain distributions                                 -                 -          290,142                 -               -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net realized gains (losses)                         1                 -          290,142                 -               -

Change in unrealized gains (losses)                       552          (157,303)        (270,300)          (92,397)        (94,774)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net realized and unrealized gains
             (losses) on investments                      553          (157,303)          19,842           (92,397)        (94,774)
                                               ---------------  ----------------  ---------------  ---------------- ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                $          560   $      (157,313)  $      126,164   $       (92,096) $      (94,788)
                                               ===============  ================  ===============  ================ ===============

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001


See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                    LSA Variable Series Trust Sub-Accounts
                                               ------------------------------------------------------------------------------------


                                                LSA Capital     LSA Disciplined   LSA Diversified    LSA Emerging     LSA Focused
                                               Appreciation (a)     Equity         Mid Cap (a)         Growth          Equity
                                               ---------------  ----------------  ---------------  ---------------- ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $            -   $        20,852   $        1,972   $         1,433  $         2,738
Charges from Allstate Life Insurance Company:
    Mortality and expense risk                            (13)              (16)             (13)              (24)             (2)
    Administrative expense                                 (1)               (1)              (1)               (2)              -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net investment income (loss)                      (14)           20,835            1,958             1,407           2,736
                                               ---------------  ----------------  ---------------  ---------------- ---------------


NET REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                      12                17               12                23               1
  Cost of investments sold                                 12                16               11                22               1
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Realized gains (losses) on fund shares              -                 1                1                 1               -

Realized gain distributions                                 -                 -                -                 -               -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net realized gains (losses)                         -                 1                1                 1               -

Change in unrealized gains (losses)                   (47,554)       (1,200,223)          12,430        (1,089,919)       (824,291)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

        Net realized and unrealized gains
             (losses) on investments                  (47,554)       (1,200,222)          12,431        (1,089,918)       (824,291)
                                               ---------------  ----------------  ---------------  ---------------- ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                $      (47,568)  $    (1,179,387)  $        14,389  $    (1,088,511) $     (821,555)
                                               ===============  ================  ===============  ================ ===============

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001


See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         MFS Variable Insurance
                                                      LSA Variable Series Trust Sub-Accounts               Trust Sub-Accounts
                                               --------------------------------------------------  --------------------------------

                                                LSA Growth        LSA Mid Cap       LSA Value                          MFS High
                                                  Equity           Value (a)          Equity          MFS Bond          Income
                                               ---------------  ----------------  ---------------  ---------------- ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $            -   $         9,201   $       29,924   $        40,232  $       15,661
Charges from Allstate Life Insurance Company:
     Mortality and expense risk                            (1)                -              (26)          (10,359)         (2,690)
     Administrative expense                                 -                 -               (2)             (870)           (225)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net investment income (loss)                      (1)            9,201           29,896            29,003          12,746
                                               ---------------  ----------------  ---------------  ---------------- ---------------

NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                       -                 -               27           430,714          38,254
  Cost of investments sold                                  1                 -               26           425,937          41,293
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Realized gains (losses) on fund shares            (1)                -                1             4,777          (3,039)

Realized gain distributions                               164                 -          132,787                 -               -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net realized gains (losses)                      163                 -          132,788             4,777          (3,039)

Change in unrealized gains (losses)                  (788,557)          167,543         (464,882)           17,644         (11,373)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net realized and unrealized gains
              (losses) on investments                (788,394)          167,543         (332,094)           22,421         (14,412)
                                               ---------------  ----------------  ---------------  ---------------- ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                $     (788,395)  $       176,744   $     (302,198)  $        51,424  $       (1,666)
                                               ===============  ================  ===============  ================ ===============

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001


See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   MFS Variable
                                                                                  Insurance Trust
                                                    MFS Variable Insurance        (Service Class)        OCC Accumulation Trust
                                                      Trust Sub-Accounts            Sub-Account                Sub-Accounts
                                               ---------------------------------  ---------------  --------------------------------
                                                                                     MFS New
                                                                                    Discovery            OCC
                                                MFS Investors        MFS New        (Service        Science and        OCC Small
                                                  Trust (b)         Discovery        Class) (a)     Technology (a)      Cap (a)
                                               ---------------  ----------------  ---------------  ---------------- ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $        5,371   $             -   $            -   $             -  $            -
Charges from Allstate Life Insurance Company:
     Mortality and expense risk                       (15,107)          (21,370)              (1)               (7)             (1)
     Administrative expense                            (1,285)           (1,797)               -                (1)              -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net investment income (loss)                 (11,021)          (23,167)              (1)               (8)             (1)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                  96,698           261,702                1                 7               1
  Cost of investments sold                            112,274           287,341                1                 5               1
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Realized gains (losses) on fund shares       (15,576)          (25,639)               -                 2               -

Realized gain distributions                            27,566            47,267                -                 -               -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net realized gains (losses)                   11,990            21,628                -                 2               -

Change in unrealized gains (losses)                  (190,535)          (37,899)              10               520              56
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net realized and unrealized gains
              (losses) on investments                (178,545)          (16,271)              10               522              56
                                               ---------------  ----------------  ---------------  ---------------- ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                $     (189,566)  $       (39,438)  $            9   $           514  $           55
                                               ===============  ================  ===============  ================ ===============

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001

(b) Previously known as MFS Growth with Income


See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                Oppenheimer Variable Account Funds Sub-Accounts
                                               ------------------------------------------------------------------------------------
                                                                                                                     Oppenheimer
                                                                  Oppenheimer      Oppenheimer                       Main Street
                                                Oppenheimer         Capital           Global         Oppenheimer      Small Cap
                                                   Bond          Appreciation       Securities       High Income      Growth (c)
                                               ---------------  ----------------  ---------------  ---------------- ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $      232,261   $        23,583   $       21,203   $        74,563  $            -
Charges from Allstate Life Insurance Company:
     Mortality and expense risk                       (47,679)          (62,263)         (50,292)          (11,657)        (14,834)
     Administrative expense                            (4,047)           (5,267)          (4,235)             (993)         (1,253)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net investment income (loss)                 180,535           (43,947)         (33,324)           61,913         (16,087)
                                               ---------------  ----------------  ---------------  ---------------- ---------------

NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                 912,685           686,393          768,565           121,043         189,914
  Cost of investments sold                            896,569           826,521          914,239           128,105         216,696
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Realized gains (losses) on fund shares        16,116          (140,128)        (145,674)           (7,062)        (26,782)

Realized gain distributions                                 -           353,890          393,107                 -               -
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net realized gains (losses)                   16,116           213,762          247,433            (7,062)        (26,782)

Change in unrealized gains (losses)                    (9,734)         (928,165)        (676,642)          (60,088)        110,656
                                               ---------------  ----------------  ---------------  ---------------- ---------------

         Net realized and unrealized gains
              (losses) on investments                   6,382          (714,403)        (429,209)          (67,150)         83,874
                                               ---------------  ----------------  ---------------  ---------------- ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                $      186,917   $      (758,350)  $     (462,533)  $        (5,237) $       67,787
                                               ===============  ================  ===============  ================ ===============


(c) Previously known as Oppenheimer Small Cap Growth


See notes to financial statements.

----------------------------------------------------------------------------------------------------------------------------------
                                                          Oppenheimer
                                                           Variable
                                                         Account Funds
                                                        (Service Class)
                                                          Sub-Account             PIMCO Variable Insurance Trust Sub-Accounts
                                                        ----------------   -------------------------------------------------------
                                                          Oppenheimer
                                                        Main Street Small
                                                         Cap Growth             Foreign             Money           Total Return
                                                        (Service Class) (a)      Bond (a)           Market (a)          Bond (a)
                                                        ----------------   ----------------    ---------------    ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $             -    $             3     $           13     $             8
Charges from Allstate Life Insurance Company:
     Mortality and expense risk                                     (11)                (1)                (8)                 (1)
     Administrative expense                                          (1)                 -                 (1)                  -
                                                        ----------------   ----------------    ---------------    ----------------

         Net investment income (loss)                               (12)                 2                  4                   7
                                                        ----------------   ----------------    ---------------    ----------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                                11                  1                  8                   -
  Cost of investments sold                                           11                  1                  8                   1
                                                        ----------------   ----------------    ---------------    ----------------

         Realized gains (losses) on fund shares                       -                  -                  -                  (1)

Realized gain distributions                                           -                  -                  -                   7
                                                        ----------------   ----------------    ---------------    ----------------

         Net realized gains (losses)                                  -                  -                  -                   6

Change in unrealized gains (losses)                                 401                 (6)                 -                 (19)
                                                        ----------------   ----------------    ---------------    ----------------

         Net realized and unrealized gains
              (losses) on investments                               401                 (6)                 -                 (13)
                                                        ----------------   ----------------    ---------------    ----------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                         $           389    $            (4)    $            4     $            (6)
                                                        ================   ================    ===============    ================

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001


See notes to financial statements.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Solomon Brothers    The Universal
                                                                                                  Variable         Institutional
                                                                 Putnam Variable                Series Funds        Funds, Inc.
                                                                Trust Sub-Accounts               Sub-Account        Sub-Account
                                                        -----------------------------------    ---------------    ----------------

                                                                           VT International
                                                            VT High          Growth and
                                                           Yield (a)         Income (a)           Capital (a)       High Yield (a)
                                                        ----------------   ----------------    ---------------    ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $             -    $             -     $           35     $           486
Charges from Allstate Life Insurance Company:
     Mortality and expense risk                                     (10)                (9)               (13)                (11)
     Administrative expense                                          (1)                (1)                (1)                 (1)
                                                        ----------------   ----------------    ---------------    ----------------

         Net investment income (loss)                               (11)               (10)                21                 474
                                                        ----------------   ----------------    ---------------    ----------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                                 9                  8                 13                  11
  Cost of investments sold                                            9                  9                 13                  11
                                                        ----------------   ----------------    ---------------    ----------------

         Realized gains (losses) on fund shares                       -                 (1)                 -                   -

Realized gain distributions                                           -                  -                  -                   -
                                                        ----------------   ----------------    ---------------    ----------------

         Net realized gains (losses)                                  -                 (1)                 -                   -

Change in unrealized gains (losses)                                 122                132                317                (331)
                                                        ----------------   ----------------    ---------------    ----------------

         Net realized and unrealized gains
              (losses) on investments                               122                131                317                (331)
                                                        ----------------   ----------------    ---------------    ----------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                         $           111    $           121     $          338     $           143
                                                        ================   ================    ===============    ================


(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001


See notes to financial statements.

----------------------------------------------------------------------------------------------------------------------------------
                                                                       Van Kampen Life Investment Trust Sub-Accounts
                                                        --------------------------------------------------------------------------

                                                                            LIT Domestic        LIT Emerging         LIT Money
                                                          LIT Comstock          Income              Growth             Market
                                                        ----------------   ----------------    ---------------    ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $             -    $        25,995     $        1,900     $        67,229
Charges from Allstate Life Insurance Company:
     Mortality and expense risk                                 (22,616)            (6,751)           (34,095)            (25,623)
     Administrative expense                                      (1,883)              (555)            (2,832)             (2,105)
                                                        ----------------   ----------------    ---------------    ----------------

         Net investment income (loss)                           (24,499)            18,689            (35,027)             39,501
                                                        ----------------   ----------------    ---------------    ----------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                           635,195            107,865            347,026           2,229,669
  Cost of investments sold                                      647,398            106,703            453,201           2,229,669
                                                        ----------------   ----------------    ---------------    ----------------

         Realized gains (losses) on fund shares                 (12,203)             1,162           (106,175)                  -

Realized gain distributions                                       2,743                  -                  -                   -
                                                        ----------------   ----------------    ---------------    ----------------

         Net realized gains (losses)                             (9,460)             1,162           (106,175)                  -

Change in unrealized gains (losses)                            (140,223)            21,122           (821,152)                  -
                                                        ----------------   ----------------    ---------------    ----------------

         Net realized and unrealized gains
              (losses) on investments                          (149,683)            22,284           (927,327)                  -
                                                        ----------------   ----------------    ---------------    ----------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                         $      (174,182)   $        40,973     $     (962,354)    $        39,501
                                                        ================   ================    ===============    ================


See notes to financial statements.
                                       23

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------



                                                                    AIM Variable Insurance Funds Sub-Accounts
                                                  -----------------------------------------------------------------------------


                                                                                  AIM V.I. Dent
                                                  AIM V.I. Capital Appreciation   Demographics     AIM V.I. Diversified Income
                                                  -----------------------------   -------------   -----------------------------

                                                      2001            2000          2001 (a)          2001            2000
                                                  -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $     (37,220)  $     (10,309)  $         (17)  $      40,056   $      19,341
Net realized gains (losses)                             239,675          53,608               1          (2,460)           (517)
Change in unrealized gains (losses)                    (886,233)       (366,759)            560         (28,000)        (18,099)
                                                  -------------   -------------   -------------   -------------   -------------

Increase (decrease) in net assets
  from operations                                      (683,778)       (323,460)            544           9,596             725
                                                  -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                              1,248,175       1,943,311           5,192         342,841         253,210
Benefit payments                                         (2,676)         (5,351)              -          (5,818)              -
Payments on termination                                 (81,025)         (5,701)              -         (23,577)         (4,704)
Contract maintenance charge                                (651)         (1,117)              -               4            (172)
Transfers among the sub-accounts
  and with the Fixed Account - net                    1,150,240         338,566             613          16,965          15,136
                                                  -------------   -------------   -------------   -------------   -------------

Increase (decrease) in net assets
  from capital transactions                           2,314,063       2,269,708           5,805         330,415         263,470
                                                  -------------   -------------   -------------   -------------   -------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I              -               -               -               -               -
                                                  -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS                     1,630,285       1,946,248           6,349         340,011         264,195

NET ASSETS AT BEGINNING OF PERIOD                     2,101,063         154,815               -         352,745          88,550
                                                  -------------   -------------   -------------   -------------   -------------

NET ASSETS AT END OF PERIOD                       $   3,731,348   $   2,101,063   $       6,349   $     692,756   $     352,745
                                                  =============   =============   =============   =============   =============


UNITS OUTSTANDING
  Units outstanding at beginning of period              171,090          11,089               -          35,481           8,850
    Units issued                                        258,067         163,302             510          45,791          29,133
    Units redeemed                                      (27,796)         (3,301)              -         (13,114)         (2,502)
                                                  -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period                    401,361         171,090             510          68,158          35,481
                                                  =============   =============   =============   =============   =============


(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001



See notes to financial statements.

------------------------------------------------------------------------------------------------------------------------------------



                                                                      AIM Variable Insurance Funds Sub-Accounts
                                                 -----------------------------------------------------------------------------------


                                                 AIM V.I. Growth and Income  AIM V.I. International Equity       AIM V.I. Value
                                                 --------------------------  -----------------------------  ------------------------

                                                     2001          2000          2001          2000          2001          2000
                                                 ------------  ------------  -------------  --------------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                     $    (23,632) $     (5,761) $      (7,475) $      (2,875) $   (16,242) $    (4,816)
Net realized gains (losses)                           (45,784)       38,243         (5,630)        29,678       (8,918)      40,624
Change in unrealized gains (losses)                  (387,049)     (216,002)      (205,974)      (144,274)    (160,651)    (142,956)
                                                 ------------  ------------  -------------  -------------  -----------  -----------

Increase (decrease) in net assets
  from operations                                    (456,465)     (183,520)      (219,079)      (117,471)    (185,811)    (107,148)
                                                 ------------  ------------  -------------  -------------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                            1,047,261     1,247,904        538,031        718,594      979,075      874,358
Benefit payments                                            -             -         (6,942)             -       (9,849)           -
Payments on termination                               (94,200)      (43,612)       (23,510)       (23,623)     (63,480)      (8,668)
Contract maintenance charge                              (652)         (703)          (605)          (358)        (420)        (581)
Transfers among the sub-accounts
  and with the Fixed Account - net                    804,121       181,468        218,219            123      437,841      153,248
                                                 ------------  ------------  -------------  -------------  -----------  -----------

Increase (decrease) in net assets
  from capital transactions                         1,756,530     1,385,057        725,193        694,736    1,343,167    1,018,357
                                                 ------------  ------------  -------------  -------------  -----------  -----------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I            -             -              -              -            -            -
                                                 ------------  ------------  -------------  -------------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS                   1,300,065     1,201,537        506,114        577,265    1,157,356      911,209

NET ASSETS AT BEGINNING OF PERIOD                   1,272,152        70,615        641,139         63,874      971,244       60,035
                                                 ------------  ------------  -------------  -------------  -----------  -----------

NET ASSETS AT END OF PERIOD                      $  2,572,217  $  1,272,152  $   1,147,253  $     641,139  $ 2,128,600  $   971,244
                                                 ============  ============  =============  =============  ===========  ===========


UNITS OUTSTANDING
  Units outstanding at beginning of period            121,874         5,706         59,434          4,301       96,586        5,029
    Units issued                                      227,687       121,838         90,156         60,499      183,550       93,658
    Units redeemed                                    (26,098)       (5,670)        (8,659)        (5,366)     (34,881)      (2,101)
                                                 ------------  ------------  -------------  -------------  -----------  -----------
  Units outstanding at end of period                  323,463       121,874        140,931         59,434      245,255       96,586
                                                 ============  ============  =============  =============  ===========  ===========



See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------



                                                               Fidelity Variable Insurance Products Fund Sub-Accounts
                                                  ---------------------------------------------------------------------------------


                                                       VIP Contrafund                VIP Growth                VIP High Income
                                                  -------------------------   -------------------------   -------------------------

                                                     2001          2000          2001          2000          2001          2000
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $   (20,750)  $    (7,808)  $   (41,398)  $   (13,765)  $    27,579   $     1,605
Net realized gains (losses)                            (7,698)       42,885        94,954        34,623       (19,057)       (2,120)
Change in unrealized gains (losses)                  (182,849)      (98,317)     (651,147)     (287,431)      (65,746)      (35,461)
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from operations                                    (211,297)      (63,240)     (597,591)     (266,573)      (57,224)      (35,976)
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                            1,880,113       974,544     2,084,400     2,143,413       214,714       199,967
Benefit payments                                            -             -             -             -             -        (2,695)
Payments on termination                              (150,427)      (38,277)     (173,740)      (16,703)      (28,155)       (1,535)
Contract maintenance charge                              (794)         (787)       (2,202)       (1,427)         (144)         (119)
Transfers among the sub-accounts
  and with the Fixed Account - net                    748,501       141,630       997,977       217,332       200,001        34,793
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from capital transactions                         2,477,393     1,077,110     2,906,435     2,342,615       386,416       230,411
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I            -             -             -             -             -             -
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS                   2,266,096     1,013,870     2,308,844     2,076,042       329,192       194,435

NET ASSETS AT BEGINNING OF PERIOD                   1,168,681       154,811     2,211,695       135,653       219,917        25,482
                                                  -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                       $ 3,434,777   $ 1,168,681   $ 4,520,539   $ 2,211,695   $   549,109   $   219,917
                                                  ===========   ===========   ===========   ===========   ===========   ===========


UNITS OUTSTANDING
  Units outstanding at beginning of period            110,084        13,431       202,793        10,926        28,295         2,509
    Units issued                                      304,595       102,908       350,188       195,006        67,728        28,248
    Units redeemed                                    (41,177)       (6,255)      (43,099)       (3,139)      (14,933)       (2,462)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
  Units outstanding at end of period                  373,502       110,084       509,882       202,793        81,090        28,295
                                                  ===========   ===========   ===========   ===========   ===========   ===========



See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------



                                                               Fidelity Variable Insurance Products Fund Sub-Accounts
                                                  ---------------------------------------------------------------------------------


                                                        VIP Index 500         VIP Investment Grade Bond         VIP Overseas
                                                  -------------------------   -------------------------   -------------------------

                                                     2001          2000          2001          2000          2001          2000
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $   (16,667)  $    (9,466)  $    29,851   $       (10)  $    21,392   $    (2,217)
Net realized gains (losses)                           (47,786)        4,089        15,051         1,203        (6,126)       15,255
Change in unrealized gains (losses)                  (260,054)     (124,941)       81,151        34,454      (254,803)     (114,170)
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from operations                                    (324,507)     (130,318)      126,053        35,647      (239,537)     (101,132)
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                            1,877,829     1,654,973     1,511,584       676,582       706,256       491,718
Benefit payments                                            -       (18,496)            -             -             -             -
Payments on termination                              (168,462)      (78,669)     (108,327)       (3,897)      (26,700)       (3,707)
Contract maintenance charge                            (1,178)       (1,180)         (371)         (475)         (391)         (396)
Transfers among the sub-accounts
  and with the Fixed Account - net                  1,107,054       237,158       782,654       103,330       179,195       151,346
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from capital transactions                         2,815,243     1,793,786     2,185,540       775,540       858,360       638,961
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I            -             -             -             -             -             -
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS                   2,490,736     1,663,468     2,311,593       811,187       618,823       537,829

NET ASSETS AT BEGINNING OF PERIOD                   1,788,497       125,029       842,202        31,015       689,207       151,378
                                                  -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                       $ 4,279,233   $ 1,788,497   $ 3,153,795   $   842,202   $ 1,308,030   $   689,207
                                                  ===========   ===========   ===========   ===========   ===========   ===========


UNITS OUTSTANDING
  Units outstanding at beginning of period            178,937        11,193        76,221         3,082        66,295        11,627
    Units issued                                      353,722       180,320       236,682        75,659       116,998        55,887
    Units redeemed                                    (39,200)      (12,576)      (46,370)       (2,520)      (21,538)       (1,219)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
  Units outstanding at end of period                  493,459       178,937       266,533        76,221       161,755        66,295
                                                  ===========   ===========   ===========   ===========   ===========   ===========



See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Lazard
                                                                                                      Retirement      LSA Variable
                                                     Fidelity Variable Insurance Products Fund       Series, Inc.     Series Trust
                                                          (Service Class 2) Sub-Accounts              Sub-Account     Sub-Accounts
                                                 -------------------------------------------------  ---------------  --------------
                                                                  VIP Investment
                                                 VIP Equity-      Grade Bond       VIP Overseas                            LSA
                                                 Income (Service     (Service         (Service         Emerging        Aggressive
                                                    Class 2)         Class 2)         Class 2)          Markets          Growth
                                                 ---------------  ---------------  ---------------  ---------------  --------------

                                                    2001 (a)         2001 (a)         2001 (a)         2001 (a)         2001 (a)
                                                 ---------------  ---------------  ---------------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                     $            (1) $           (20) $            (1) $             7  $          (10)
Net realized gains (losses)                                    -                -               (1)               1               -
Change in unrealized gains (losses)                            9              (24)             (21)             552        (157,303)
                                                 ---------------  ---------------  ---------------  ---------------  --------------

Increase (decrease) in net assets
  from operations                                              8              (44)             (23)             560        (157,313)
                                                 ---------------  ---------------  ---------------  ---------------  --------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                     700            8,753                -            4,408           2,400
Benefit payments                                               -                -                -                -               -
Payments on termination                                        -                -                -                -               -
Contract maintenance charge                                    -                -                -                -               -
Transfers among the sub-accounts
  and with the Fixed Account - net                             -              512              615               (2)            972
                                                 ---------------  ---------------  ---------------  ---------------  --------------

Increase (decrease) in net assets
  from capital transactions                                  700            9,265              615            4,406           3,372
                                                 ---------------  ---------------  ---------------  ---------------  --------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I               -                -                -                -       2,500,000
                                                 ---------------  ---------------  ---------------  ---------------  --------------

INCREASE (DECREASE) IN NET ASSETS                            708            9,221              592            4,966       2,346,059

NET ASSETS AT BEGINNING OF PERIOD                              -                -                -                -               -
                                                 ---------------  ---------------  ---------------  ---------------  --------------

NET ASSETS AT END OF PERIOD                      $           708  $         9,221  $           592  $         4,966  $    2,346,059
                                                 ===============  ===============  ===============  ===============  ==============


UNITS OUTSTANDING
  Units outstanding at beginning of period                     -                -                -                -               -
    Units issued                                              65              927               54              411             310
    Units redeemed                                             -                -                -                -               -
                                                 ---------------  ---------------  ---------------  ---------------  --------------
  Units outstanding at end of period                          65              927               54              411             310
                                                 ===============  ===============  ===============  ===============  ==============


(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001



See notes to financial statements.

---------------------------------------------------------------------------------------------------------------------------



                                                                    LSA Variable Series Trust Sub-Accounts
                                                    -----------------------------------------------------------------------


                                                                                  LSA Basic       LSA Blue     LSA Capital
                                                           LSA Balanced             Value           Chip       Appreciation
                                                    ---------------------------  ------------   ------------   ------------

                                                        2001           2000        2001 (a)       2001 (a)       2001 (a)
                                                    ------------   ------------  ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                        $    106,322   $    161,855  $        301   $        (14)  $        (14)
Net realized gains (losses)                              290,142        211,718             -              -              -
Change in unrealized gains (losses)                     (270,300)        85,493       (92,397)       (94,774)       (47,554)
                                                    ------------   ------------  ------------   ------------   ------------

Increase (decrease) in net assets
  from operations                                        126,164        459,066       (92,096)       (94,788)       (47,568)
                                                    ------------   ------------  ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                   3,090              -         1,655          5,064          4,120
Benefit payments                                               -              -             -              -              -
Payments on termination                                        -              -             -              -              -
Contract maintenance charge                                    -              -             -              -              -
Transfers among the sub-accounts
  and with the Fixed Account - net                             -              -             -            511            614
                                                    ------------   ------------  ------------   ------------   ------------

Increase (decrease) in net assets
  from capital transactions                                3,090              -         1,655          5,575          4,734
                                                    ------------   ------------  ------------   ------------   ------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I               -              -     2,500,000      2,500,000      3,000,000
                                                    ------------   ------------  ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                        129,254        459,066     2,409,559      2,410,787      2,957,166

NET ASSETS AT BEGINNING OF PERIOD                      5,628,874      5,169,808             -              -              -
                                                    ------------   ------------  ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                         $  5,758,128   $  5,628,874  $  2,409,559   $  2,410,787   $  2,957,166
                                                    ============   ============  ============   ============   ============


UNITS OUTSTANDING
  Units outstanding at beginning of period                     -              -             -              -              -
    Units issued                                             305              -           153            516            407
    Units redeemed                                           (20)             -             -              -              -
                                                    ------------   ------------  ------------   ------------   ------------
  Units outstanding at end of period                         285              -           153            516            407
                                                    ============   ============  ============   ============   ============


(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001



See notes to financial statements.

----------------------------------------------------------------------------------------------------------------------------



                                                                    LSA Variable Series Trust Sub-Accounts
                                                  --------------------------------------------------------------------------


                                                                                LSA Diversified
                                                    LSA Disciplined Equity          Mid Cap          LSA Emerging Growth
                                                  ---------------------------   ---------------  ---------------------------

                                                      2001           2000         2001 (a)        2001           2000
                                                  ------------   ------------   ---------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $     20,835   $     27,052   $         1,958  $      1,407            $ -
Net realized gains (losses)                                  1        105,531                 1             1      1,191,263
Change in unrealized gains (losses)                 (1,200,223)    (1,366,888)           12,430    (1,089,919)    (3,826,134)
                                                  ------------   ------------   ---------------  ------------   ------------

Increase (decrease) in net assets
  from operations                                   (1,179,387)    (1,234,305)           14,389    (1,088,511)    (2,634,871)
                                                  ------------   ------------   ---------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                 6,085              -             4,435         8,229              -
Benefit payments                                             -              -                 -             -              -
Payments on termination                                      -              -                 -             -              -
Contract maintenance charge                                  -              -                 -             -              -
Transfers among the sub-accounts
  and with the Fixed Account - net                           1              -                 -             -              -
                                                  ------------   ------------   ---------------  ------------   ------------

Increase (decrease) in net assets
  from capital transactions                              6,086              -             4,435         8,229              -
                                                  ------------   ------------   ---------------  ------------   ------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I             -              -         3,000,000             -              -
                                                  ------------   ------------   ---------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                   (1,173,301)    (1,234,305)        3,018,824    (1,080,282)    (2,634,871)

NET ASSETS AT BEGINNING OF PERIOD                    9,938,899     11,173,204                 -     6,110,129      8,745,000
                                                  ------------   ------------   ---------------  ------------   ------------

NET ASSETS AT END OF PERIOD                       $  8,765,598   $  9,938,899   $     3,018,824  $  5,029,847   $  6,110,129
                                                  ============   ============   ===============  ============   ============


UNITS OUTSTANDING
  Units outstanding at beginning of period                   -              -                 -             -              -
    Units issued                                           580              -               408           729              -
    Units redeemed                                          (1)             -                 -            (1)             -
                                                  ------------   ------------   ---------------  ------------   ------------
  Units outstanding at end of period                       579              -               408           728              -
                                                  ============   ============   ===============  ============   ============


(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001



See notes to financial statements.

----------------------------------------------------------------------------------------------------------------------------



                                                                     LSA Variable Series Trust Sub-Accounts
                                                    ------------------------------------------------------------------------


                                                                                                                LSA Mid Cap
                                                        LSA Focused Equity             LSA Growth Equity           Value
                                                    ---------------------------   ---------------------------   ------------

                                                        2001           2000           2001           2000         2001 (a)
                                                    ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                        $      2,736            $ -   $         (1)           $ -   $      9,201
Net realized gains (losses)                                    -        222,931            163        197,714              -
Change in unrealized gains (losses)                     (824,291)      (936,519)      (788,557)      (707,211)       167,543
                                                    ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from operations                                       (821,555)      (713,588)      (788,395)      (509,497)       176,744
                                                    ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                     591              -            501              -              -
Benefit payments                                               -              -              -              -              -
Payments on termination                                        -              -              -              -              -
Contract maintenance charge                                    -              -              -              -              -
Transfers among the sub-accounts
  and with the Fixed Account - net                             -              -              -              -              -
                                                    ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from capital transactions                                  591              -            501              -              -
                                                    ------------   ------------   ------------   ------------   ------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I               -              -              -              -      2,500,000
                                                    ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                       (820,964)      (713,588)      (787,894)      (509,497)     2,676,744

NET ASSETS AT BEGINNING OF PERIOD                      5,321,412      6,035,000      5,530,257      6,039,754              -
                                                    ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                         $  4,500,448   $  5,321,412   $  4,742,363   $  5,530,257   $  2,676,744
                                                    ============   ============   ============   ============   ============


UNITS OUTSTANDING
  Units outstanding at beginning of period                     -              -              -              -              -
    Units issued                                              56              -             45              -              -
    Units redeemed                                             -              -              -              -              -
                                                    ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period                          56              -             45              -              -
                                                    ============   ============   ============   ============   ============


(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001



See notes to financial statements.

----------------------------------------------------------------------------------------------------------------------------------


                                                     LSA Variable Series
                                                     Trust Sub-Accounts            MFS Variable Insurance Trust Sub-Accounts
                                                  -------------------------  -----------------------------------------------------



                                                  LSA Value Equity           MFS Bond                    MFS High Income
                                                  -------------------------  -------------------------   -------------------------

                                                     2001          2000         2001          2000          2001          2000
                                                  -----------   -----------  -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $    29,896   $    39,289  $    29,003   $     5,174   $    12,746   $     3,796
Net realized gains (losses)                           132,788       428,363        4,777           145        (3,039)         (930)
Change in unrealized gains (losses)                  (464,882)      358,103       17,644        11,757       (11,373)      (10,414)
                                                  -----------   -----------  -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from operations                                    (302,198)      825,755       51,424        17,076        (1,666)       (7,548)
                                                  -----------   -----------  -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                9,088             -      686,780       150,793       106,592        54,233
Benefit payments                                            -             -            -             -             -             -
Payments on termination                                     -             -      (74,487)      (10,749)      (18,137)       (3,281)
Contract maintenance charge                                 -             -         (192)         (184)          (37)          (58)
Transfers among the sub-accounts
  and with the Fixed Account - net                         (1)            -      369,327       102,058       140,208        28,626
                                                  -----------   -----------  -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from capital transactions                             9,087             -      981,428       241,918       228,626        79,520
                                                  -----------   -----------  -----------   -----------   -----------   -----------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I            -             -            -             -             -             -
                                                  -----------   -----------  -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS                    (293,111)      825,755    1,032,852       258,994       226,960        71,972

NET ASSETS AT BEGINNING OF PERIOD                   6,203,785     5,378,030      361,645       102,651       114,169        42,197
                                                  -----------   -----------  -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                       $ 5,910,674   $ 6,203,785  $ 1,394,497   $   361,645   $   341,129   $   114,169
                                                  ===========   ===========  ===========   ===========   ===========   ===========


UNITS OUTSTANDING
  Units outstanding at beginning of period                  -             -       33,711        10,317        12,219         4,159
    Units issued                                          876             -      110,754        26,879        30,654         8,713
    Units redeemed                                        (25)            -      (23,288)       (3,485)       (6,644)         (653)
                                                  -----------   -----------  -----------   -----------   -----------   -----------
  Units outstanding at end of period                      851             -      121,177        33,711        36,229        12,219
                                                  ===========   ===========  ===========   ===========   ===========   ===========



See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                               MFS Variable
                                                                                                              Insurance Trust
                                                                                                              (Service Class)
                                                  MFS Variable Insurance Trust Sub-Accounts                     Sub-Account
                                                  ---------------------------------------------------------   ---------------

                                                                                                                  MFS New
                                                                                                                 Discovery
                                                    MFS Investors Trust (b)          MFS New Discovery        (Service Class)
                                                  ---------------------------   ---------------------------   ---------------

                                                      2001           2000           2001           2000          2001 (a)
                                                  ------------   ------------   ------------   ------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $    (11,021)  $     (1,827)  $    (23,167)  $     (1,564)  $            (1)
Net realized gains (losses)                             11,990          2,102         21,628           (427)                -
Change in unrealized gains (losses)                   (190,535)        (5,526)       (37,899)       (56,085)               10
                                                  ------------   ------------   ------------   ------------   ---------------

Increase (decrease) in net assets
  from operations                                     (189,566)        (5,251)       (39,438)       (58,076)                9
                                                  ------------   ------------   ------------   ------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                               767,528        439,287      1,235,095        870,981                 -
Benefit payments                                             -              -              -              -                 -
Payments on termination                                (53,995)       (10,708)       (82,399)        (7,651)                -
Contract maintenance charge                               (248)          (462)          (628)          (598)                -
Transfers among the sub-accounts
  and with the Fixed Account - net                     664,408        115,663        656,012        174,780               818
                                                  ------------   ------------   ------------   ------------   ---------------

Increase (decrease) in net assets
  from capital transactions                          1,377,693        543,780      1,808,080      1,037,512               818
                                                  ------------   ------------   ------------   ------------   ---------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I             -              -              -              -                 -
                                                  ------------   ------------   ------------   ------------   ---------------

INCREASE (DECREASE) IN NET ASSETS                    1,188,127        538,529      1,768,642        979,436               827

NET ASSETS AT BEGINNING OF PERIOD                      656,115        117,586      1,061,750         82,314                 -
                                                  ------------   ------------   ------------   ------------   ---------------

NET ASSETS AT END OF PERIOD                       $  1,844,242   $    656,115   $  2,830,392   $  1,061,750   $           827
                                                  ============   ============   ============   ============   ===============


UNITS OUTSTANDING
  Units outstanding at beginning of period              63,500         11,219         70,680          5,303                 -
    Units issued                                       169,255         54,343        151,104         66,961                64
    Units redeemed                                     (17,599)        (2,062)       (20,702)        (1,584)                -
                                                  ------------   ------------   ------------   ------------   ---------------
  Units outstanding at end of period                   215,156         63,500        201,082         70,680                64
                                                  ============   ============   ============   ============   ===============


(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001

(b)  Previously known as MFS Growth with Income

See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------


                                                   OCC Accumulation Trust
                                                        Sub-Accounts             Oppenheimer Variable Account Funds Sub-Accounts
                                                  -------------------------   -----------------------------------------------------

                                                      OCC
                                                  Science and       OCC                                          Oppenheimer
                                                  Technology    Small Cap         Oppenheimer Bond          Capital Appreciation
                                                  -----------   -----------   -------------------------   -------------------------

                                                   2001 (a)      2001 (a)        2001          2000          2001          2000
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $        (8)  $        (1)  $   180,535   $    (5,019)  $   (43,947)  $   (13,857)
Net realized gains (losses)                                 2             -        16,116         1,728       213,762        18,632
Change in unrealized gains (losses)                       520            56        (9,734)      147,997      (928,165)     (181,637)
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from operations                                         514            55       186,917       144,706      (758,350)     (176,862)
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                2,042           413     1,849,650     2,378,873     3,448,851     2,681,659
Benefit payments                                            -             -             -       (17,206)            -             -
Payments on termination                                     -             -       (77,513)       (5,235)     (148,589)       (7,108)
Contract maintenance charge                                 -             -           813        (1,374)       (1,187)       (1,655)
Transfers among the sub-accounts
  and with the Fixed Account - net                          -             -       721,248        34,428     1,662,569       279,346
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from capital transactions                             2,042           413     2,494,198     2,389,486     4,961,644     2,952,242
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I            -             -             -             -             -             -
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS                       2,556           468     2,681,115     2,534,192     4,203,294     2,775,380

NET ASSETS AT BEGINNING OF PERIOD                           -             -     2,644,361       110,169     2,944,812       169,432
                                                  -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                       $     2,556   $       468   $ 5,325,476   $ 2,644,361   $ 7,148,106   $ 2,944,812
                                                  ===========   ===========   ===========   ===========   ===========   ===========


UNITS OUTSTANDING
  Units outstanding at beginning of period                  -             -       251,952        10,996       231,990        13,148
    Units issued                                          163            39       281,995       245,187       488,298       221,264
    Units redeemed                                          -             -       (56,929)       (4,231)      (67,560)       (2,422)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
  Units outstanding at end of period                      163            39       477,018       251,952       652,728       231,990
                                                  ===========   ===========   ===========   ===========   ===========   ===========


(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001



See notes to financial statements.

-----------------------------------------------------------------------------------------------------------------------------------



                                                                   Oppenheimer Variable Account Funds Sub-Accounts
                                                  ---------------------------------------------------------------------------------


                                                         Oppenheimer                                       Oppenheimer Main Street
                                                      Global Securities        Oppenheimer High Income      Small Cap Growth (c)
                                                  -------------------------   -------------------------   -------------------------

                                                     2001          2000          2001          2000          2001          2000
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $   (33,324)  $   (10,277)  $    61,913   $    (3,046)  $   (16,087)  $    (4,765)
Net realized gains (losses)                           247,433        17,474        (7,062)          (30)      (26,782)        5,052
Change in unrealized gains (losses)                  (676,642)      (50,350)      (60,088)      (16,119)      110,656       (97,887)
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from operations                                    (462,533)      (43,153)       (5,237)      (19,195)       67,787       (97,600)
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                            2,719,718     1,998,752       540,545       669,167       754,200       751,326
Benefit payments                                            -        (9,316)            -             -        (3,210)       (2,867)
Payments on termination                              (192,198)      (10,494)      (39,451)         (352)      (63,436)      (19,029)
Contract maintenance charge                              (632)       (1,236)          108          (339)         (754)         (435)
Transfers among the sub-accounts
  and with the Fixed Account - net                  1,644,416       326,453       155,741         7,794       472,816        61,711
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from capital transactions                         4,171,304     2,304,159       656,943       676,270     1,159,616       790,706
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I            -             -             -             -             -             -
                                                  -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS                   3,708,771     2,261,006       651,706       657,075     1,227,403       693,106

NET ASSETS AT BEGINNING OF PERIOD                   2,314,683        53,677       666,110         9,035       763,604        70,498
                                                  -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                       $ 6,023,454   $ 2,314,683   $ 1,317,816   $   666,110   $ 1,991,007   $   763,604
                                                  ===========   ===========   ===========   ===========   ===========   ===========


UNITS OUTSTANDING
  Units outstanding at beginning of period            157,682         3,793        69,642           898        59,886         4,457
    Units issued                                      371,095       157,596        78,556        68,971       117,408        58,373
    Units redeemed                                    (56,133)       (3,707)      (11,270)         (227)      (18,523)       (2,944)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
  Units outstanding at end of period                  472,644       157,682       136,928        69,642       158,771        59,886
                                                  ===========   ===========   ===========   ===========   ===========   ===========


(c)  Previously known as Oppenheimer Small Cap Growth



See notes to financial statements.

----------------------------------------------------------------------------------------------------------------------
                                                  Oppenheimer
                                                   Variable
                                                  Account Funds
                                                   Sub-Account         PIMCO Variable Insurance Trust Sub-Accounts
                                                  ---------------   --------------------------------------------------
                                                   Oppenheimer
                                                   Main Street
                                                    Small Cap                                            Total Return
                                                  (Service Class)   Foreign Bond      Money Market           Bond
                                                  ---------------   ---------------   ---------------  ---------------

                                                     2001 (a)          2001 (a)          2001 (a)         2001 (a)
                                                  ---------------   ---------------   ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $           (12)  $             2   $             4  $             7
Net realized gains (losses)                                     -                 -                 -                6
Change in unrealized gains (losses)                           401                (6)                -              (19)
                                                  ---------------   ---------------   ---------------  ---------------

Increase (decrease) in net assets
  from operations                                             389                (4)                4               (6)
                                                  ---------------   ---------------   ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                    3,301               750             3,722              664
Benefit payments                                                -                 -                 -                -
Payments on termination                                         -                 -                 -                -
Contract maintenance charge                                     -                 -                 -                -
Transfers among the sub-accounts
  and with the Fixed Account - net                              -                 -                 -                -
                                                  ---------------   ---------------   ---------------  ---------------

Increase (decrease) in net assets
  from capital transactions                                 3,301               750             3,722              664
                                                  ---------------   ---------------   ---------------  ---------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I                -                 -                 -                -
                                                  ---------------   ---------------   ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS                           3,690               746             3,726              658

NET ASSETS AT BEGINNING OF PERIOD                               -                 -                 -                -
                                                  ---------------   ---------------   ---------------  ---------------

NET ASSETS AT END OF PERIOD                       $         3,690   $           746   $         3,726  $           658
                                                  ===============   ===============   ===============  ===============


UNITS OUTSTANDING
  Units outstanding at beginning of period                      -                 -                 -                -
    Units issued                                              309                74               372               66
    Units redeemed                                              -                 -                 -                -
                                                  ---------------   ---------------   ---------------  ---------------
  Units outstanding at end of period                          309                74               372               66
                                                  ===============   ===============   ===============  ===============



                                                            Putnam Variable
                                                          Trust Sub-Accounts
                                                  ----------------------------------

                                                                    VT International
                                                                       Growth and
                                                  VT High Yield           Income
                                                  ---------------   ----------------

                                                     2001 (a)          2001 (a)
                                                  ---------------   ----------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                      $           (11)  $            (10)
Net realized gains (losses)                                     -                 (1)
Change in unrealized gains (losses)                           122                132
                                                  ---------------   ----------------

Increase (decrease) in net assets
  from operations                                             111                121
                                                  ---------------   ----------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                    4,155              3,635
Benefit payments                                                -                  -
Payments on termination                                         -                  -
Contract maintenance charge                                     -                  -
Transfers among the sub-accounts
  and with the Fixed Account - net                            460                  -
                                                  ---------------   ----------------

Increase (decrease) in net assets
  from capital transactions                                 4,615              3,635
                                                  ---------------   ----------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I                -                  -
                                                  ---------------   ----------------

INCREASE (DECREASE) IN NET ASSETS                           4,726              3,756

NET ASSETS AT BEGINNING OF PERIOD                               -                  -
                                                  ---------------   ----------------

NET ASSETS AT END OF PERIOD                       $         4,726   $          3,756
                                                  ===============   ================


UNITS OUTSTANDING
  Units outstanding at beginning of period                      -                  -
    Units issued                                              448                345
    Units redeemed                                              -                  -
                                                  ---------------   ----------------
  Units outstanding at end of period                          448                345
                                                  ===============   ================


(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001



See notes to financial statements.

--------------------------------------------------------------------------------
                                                 Solomon Brothers  The Universal
                                                  Variable Series  Institutional
                                                     Funds Sub-     Funds, Inc.
                                                      Account       Sub-Account
                                                   -------------   -------------

                                                      Capital        High Yield
                                                   -------------   -------------

                                                      2001 (a)        2001 (a)
                                                   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                       $          21   $         474
Net realized gains (losses)                                    -               -
Change in unrealized gains (losses)                          317            (331)
                                                   -------------   -------------

Increase (decrease) in net assets
  from operations                                            338             143
                                                   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                   4,871           4,150
Benefit payments                                               -               -
Payments on termination                                        -               -
Contract maintenance charge                                    -               -
Transfers among the sub-accounts
  and with the Fixed Account - net                             -               -
                                                   -------------   -------------

Increase (decrease) in net assets
  from capital transactions                                4,871           4,150
                                                   -------------   -------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I               -               -
                                                   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS                          5,209           4,293

NET ASSETS AT BEGINNING OF PERIOD                              -               -
                                                   -------------   -------------

NET ASSETS AT END OF PERIOD                        $       5,209   $       4,293
                                                   =============   =============


UNITS OUTSTANDING
  Units outstanding at beginning of period                     -               -
    Units issued                                             468             410
    Units redeemed                                             -               -
                                                   -------------   -------------
  Units outstanding at end of period                         468             410
                                                   =============   =============


-------------------------------------------------------------------------------------------------------------------



                                                              Van Kampen Life Investment Trust Sub-Accounts
                                                   ----------------------------------------------------------------

                                                              LIT Comstock                LIT Domestic Income
                                                   ------------------------------    ------------------------------

                                                       2001              2000             2001            2000
                                                   -------------    -------------    -------------    -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                       $     (24,499)   $       3,394    $      18,689    $       5,808
Net realized gains (losses)                               (9,460)           2,881            1,162              (85)
Change in unrealized gains (losses)                     (140,223)          60,888           21,122            4,616
                                                   -------------    -------------    -------------    -------------

Increase (decrease) in net assets
  from operations                                       (174,182)          67,163           40,973           10,339
                                                   -------------    -------------    -------------    -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                               2,500,785          320,750          281,237          300,003
Benefit payments                                               -                -                -                -
Payments on termination                                 (107,764)          (2,619)         (45,433)          (1,317)
Contract maintenance charge                                 (356)            (303)              68             (187)
Transfers among the sub-accounts
  and with the Fixed Account - net                       559,300           31,692          118,599           20,773
                                                   -------------    -------------    -------------    -------------

Increase (decrease) in net assets
  from capital transactions                            2,951,965          349,520          354,471          319,272
                                                   -------------    -------------    -------------    -------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I               -                -                -                -
                                                   -------------    -------------    -------------    -------------

INCREASE (DECREASE) IN NET ASSETS                      2,777,783          416,683          395,444          329,611

NET ASSETS AT BEGINNING OF PERIOD                        475,753           59,070          350,799           21,188
                                                   -------------    -------------    -------------    -------------

NET ASSETS AT END OF PERIOD                        $   3,253,536    $     475,753    $     746,243    $     350,799
                                                   =============    =============    =============    =============


UNITS OUTSTANDING
  Units outstanding at beginning of period                38,222            6,078           33,266            2,103
    Units issued                                         288,347           34,551           39,189           31,847
    Units redeemed                                       (55,034)          (2,407)          (7,287)            (684)
                                                   -------------    -------------    -------------    -------------
  Units outstanding at end of period                     271,535           38,222           65,168           33,266
                                                   =============    =============    =============    =============

(a)  For the Period Beginning October 1, 2001 and Ended December 31, 2001



See notes to financial statements.

-------------------------------------------------------------------------------------------------------------------

                                                            Van Kampen Life Investment Trust Sub-Accounts
                                                   ----------------------------------------------------------------

                                                        LIT Emerging Growth                  LIT Money Market
                                                   ------------------------------    ------------------------------

                                                       2001              2000             2001             2000
                                                   -------------    -------------    -------------    -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                       $     (35,027)   $     (10,284)   $      39,501    $      12,539
Net realized gains (losses)                             (106,175)           2,145                -                -
Change in unrealized gains (losses)                     (821,152)        (387,455)               -                -
                                                   -------------    -------------    -------------    -------------

Increase (decrease) in net assets
  from operations                                       (962,354)        (395,594)          39,501           12,539
                                                   -------------    -------------    -------------    -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                               2,480,607        1,943,551        1,361,761          984,082
Benefit payments                                               -                -                -           (6,910)
Payments on termination                                 (141,588)         (18,442)        (204,847)         (17,248)
Contract maintenance charge                               (1,891)          (1,116)          (1,687)            (594)
Transfers among the sub-accounts
  and with the Fixed Account - net                       795,907          186,601        1,002,267         (210,565)
                                                   -------------    -------------    -------------    -------------

Increase (decrease) in net assets
  from capital transactions                            3,133,035        2,110,594        2,157,494          748,765
                                                   -------------    -------------    -------------    -------------

Increase (decrease) in amounts retained in
  Allstate Financial Advisors Separate Account I               -                -                -                -
                                                   -------------    -------------    -------------    -------------

INCREASE (DECREASE) IN NET ASSETS                      2,170,681        1,715,000        2,196,995          761,304

NET ASSETS AT BEGINNING OF PERIOD                      1,844,721          129,721          835,389           74,085
                                                   -------------    -------------    -------------    -------------

NET ASSETS AT END OF PERIOD                        $   4,015,402    $   1,844,721    $   3,032,384    $     835,389
                                                   =============    =============    =============    =============


UNITS OUTSTANDING
  Units outstanding at beginning of period               118,584            7,394           78,720            7,302
    Units issued                                         307,655          115,317          438,075          103,598
    Units redeemed                                       (44,385)          (4,127)        (237,354)         (32,180)
                                                   -------------    -------------    -------------    -------------
  Units outstanding at end of period                     381,854          118,584          279,441           78,720
                                                   =============    =============    =============    =============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    ORGANIZATION

      Allstate Financial Advisors Separate Account I (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is wholly owned by Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

      Allstate issues two variable annuity contracts, SelectDirections and the Allstate Financial Personal Retirement Manager ("Retirement Manager") (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any Contract provisions wherein Allstate contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

        AIM VARIABLE INSURANCE FUNDS                    LSA VARIABLE SERIES TRUST (CONTINUED)
            AIM V.I. Capital Appreciation                   LSA Emerging Growth
            AIM V.I. Dent Demographics                      LSA Focused Equity
            AIM V.I. Diversified Income                     LSA Growth Equity
            AIM V.I. Growth and Income                      LSA Mid Cap Value
            AIM V.I. International Equity                   LSA Value Equity
            AIM V.I. Value                              MFS VARIABLE INSURANCE TRUST
        FIDELITY VARIABLE INSURANCE PRODUCTS FUND           MFS Bond
            VIP Contrafund                                  MFS High Income
            VIP Growth                                      MFS Investors Trust (Previously known as
            VIP High Income                                      MFS Growth with Income)
            VIP Index 500                                   MFS New Discovery
            VIP Investment Grade Bond                   MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)
            VIP Overseas                                    MFS New Discovery (Service Class)
        FIDELITY VARIABLE INSURANCE PRODUCTS FUND           MFS Utilities (Service Class)*
            (SERVICE CLASS 2)                           OCC ACCUMULATION TRUST
            VIP Equity-Income (Service Class 2)             OCC Science and Technology
            VIP Investment Grade Bond (Service              OCC Small Cap
                Class 2)                                OPPENHEIMER VARIABLE ACCOUNT FUNDS
            VIP Overseas (Service Class 2)                  Oppenheimer Bond
        JANUS ASPEN SERIES                                  Oppenheimer Capital Appreciation
            Global Value (Service Shares)*                  Oppenheimer Global Securities
            Worldwide Growth (Service Shares)*              Oppenheimer High Income
        LAZARD RETIREMENT SERIES, INC.                      Oppenheimer Main Street Small Cap Growth
            Emerging Markets                                     (Previously known as Oppenheimer
        LSA VARIABLE SERIES TRUST                                Small Cap Growth)
            LSA Aggressive Growth                       OPPENHEIMER VARIABLE ACCOUNT FUNDS
            LSA Balanced                                   (SERVICE CLASS)
            LSA Basic Value                                 Oppenheimer International Growth (Service
            LSA Blue Chip                                        Class)*
            LSA Capital Appreciation                        Oppenheimer Main Street Small Cap Growth
            LSA Disciplined Equity                               (Service Class)
            LSA Diversified Mid Cap

        PIMCO VARIABLE INSURANCE TRUST                  THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
            Foreign Bond                                    High Yield
            Money Market                                VAN KAMPEN LIFE INVESTMENT TRUST
            Total Return Bond                               LIT Comstock
        PUTNAM VARIABLE TRUST                               LIT Domestic Income
            VT High Yield                                   LIT Emerging Growth
            VT International Growth and Income              LIT Money Market
        RYDEX VARIABLE TRUST                            VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
            Rydex OTC*                                      LIT Emerging Growth (Class II)*
        SOLOMON BROTHERS VARIABLE SERIES FUNDS
            Capital

* These Funds were available, but had no Fund activity as of December 31, 2001.

     Allstate provides insurance and administrative services to the contractholders for a fee. Allstate also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Allstate has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

     In 2001, Allstate made an additional investment of $16 million to the LSA Variable Series Trust ("Trust"), to bring the total amount invested to $51 million. Allstate has made the investments in order to establish and enhance the diversification of the funds within the Trust. The Trust is managed by LSA Asset Management, LLC (the "Manager"), a wholly-owned subsidiary of Allstate, pursuant to an investment management agreement with the Trust. The Manager is entitled to receive a management fee from each sub-account investing in the Trust. Fees are payable monthly at an annual rate as a percentage of average daily net assets ranging from 0.75% to 1.05%. Since Allstate did not purchase a variable annuity contract, the expenses described in Note 3 are not deducted from Allstate's investment in the Trust.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included with and taxed as a part of Allstate. Allstate is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     OTHER - To conform with the 2001 presentation, certain amounts in the prior year's financial statements and notes have been reclassified. In addition, disclosures have been revised to adopt appropriate provisions of the AICPA Audit and Accounting Guide, AUDITS OF INVESTMENT COMPANIES.

3.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 1.15% to 1.70% per annum of the daily net assets of the Account, based on the Contract and rider options selected. The mortality and expense risk charge covers insurance benefits available with the Contract and certain expenses of the Contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contract. Allstate guarantees that the amount of this charge will not increase over the life of the Contract. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

     ADMINISTRATIVE EXPENSE CHARGE - Allstate deducts administrative expense charges daily at a rate equal to .10% per annum of the average daily net assets of the Account.

     CONTRACT MAINTENANCE CHARGE - Allstate deducts an annual maintenance charge of $35 on each Contract anniversary and guarantees that this charge will not increase over the life of the Contract. This charge will be waived if certain conditions are met.

4.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                       Purchases
                                                                     ------------
 Investments in the AIM Variable Insurance Funds Sub-Accounts:
  AIM V. I. Capital Appreciation                                     $  2,776,167
  AIM V. I. Dent Demographics                                               5,802
  AIM V. I. Diversified Income                                            544,752
  AIM V. I. Growth and Income                                           1,891,664
  AIM V. I. International Equity                                          867,424
  AIM V. I. Value                                                       1,664,878

Investments in the Fidelity Variable Insurance Products Fund
 Sub-Accounts:
   VIP Contrafund                                                       2,841,773
   VIP Growth                                                           3,294,224
   VIP High Income                                                        512,794
   VIP Index 500                                                        3,216,216
   VIP Investment Grade Bond                                            2,770,974
   VIP Overseas                                                         1,119,396

Investments in the Fidelity Variable Insurance Products Fund
 (Service Class 2) Sub-Accounts:
   VIP Equity-Income (Service Class 2)                                        700
   VIP Investment Grade Bond (Service Class 2)                              9,264
   VIP Overseas (Service Class 2)                                             613

Investments in the Lazard Retirement Series, Inc. Sub-Account:
   Emerging Markets                                                         4,425

Investments in the LSA Variable Series Trust Sub-Accounts:
   LSA Aggressive Growth                                                2,503,371
   LSA Balanced                                                           399,562
   LSA Basic Value                                                      2,501,959
   LSA Blue Chip                                                        2,505,573
   LSA Capital Appreciation                                             3,004,731
   LSA Disciplined Equity                                                  26,939
   LSA Diversified Mid Cap                                              3,006,405
   LSA Emerging Growth                                                      9,659
   LSA Focused Equity                                                       3,327
   LSA Growth Equity                                                          664
   LSA Mid Cap Value                                                    2,509,201
   LSA Value Equity                                                       171,797

Investments in MFS Variable Insurance Trust Sub-Accounts:
   MFS Bond                                                             1,440,961
   MFS High Income                                                        279,568
   MFS Investors Trust                                                  1,490,602
   MFS New Discovery                                                    2,093,340

     The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                           Purchases
                                                                         -------------
Investments in MFS Variable Insurance Trust (Service Class)
    Sub-Account:
        MFS New Discovery (Service Class)                                $         818

Investments in the OCC Accumulation Trust Sub-Accounts:
        OCC Science and Technology                                               2,042
        OCC Small Cap                                                              412

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
        Oppenheimer Bond                                                     3,586,071
        Oppenheimer Capital Appreciation                                     5,956,479
        Oppenheimer Global Securities                                        5,298,473
        Oppenheimer High Income                                                839,560
        Oppenheimer Main Street Small Cap Growth                             1,333,054

Investments in the Oppenheimer Variable Account Funds (Service Class)
    Sub-Account:
        Oppenheimer Main Street Small Cap Growth (Service Class)                 3,299

Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
        Foreign Bond                                                               752
        Money Market                                                             3,734
        Total Return Bond                                                          678

Investments in the Putnam Variable Trust Sub-Accounts:
        VT High Yield                                                            4,613
        VT International Growth and Income                                       3,632

Investments in the Salomon Brothers Variable Series Funds Sub-Account:
        Capital                                                                  4,905

Investments in The Universal Institutional Funds, Inc. Sub-Account:
        High Yield                                                               4,636

Investments in the Van Kampen Life Investment Trust Sub-Accounts:
        LIT Comstock                                                         3,565,162
        LIT Domestic Income                                                    480,845
        LIT Emerging Growth                                                  3,444,095
        LIT Money Market                                                     4,426,239
                                                                         -------------
                                                                         $  72,428,224
                                                                         =============

5.   FINANCIAL HIGHLIGHTS

     The accumulation unit value, the investment income ratio, the expense ratio assessed by Allstate, and the total return is presented for each sub-account. As explained in Note 3, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets.


     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

       * INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

      ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

     *** TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

          Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.



                                                                                     SelectDirections
                                                          -------------------------------------------------------------------

                                                          At December 31, 2001      For the year ended December 31, 2001
                                                          --------------------    -------------------------------------------
                                                              Accumulation         Investment         Expense        Total
                                                               Unit Value         Income Ratio*        Ratio**      Return***
                                                          --------------------    -------------     ------------  -----------
Investments in the AIM Variable Insurance Funds
  Sub-Accounts:
     AIM V. I. Capital Appreciation                               $    9.31            0.00 %           1.25 %      -24.24 %
     AIM V. I. Diversified Income                                     10.18            9.05             1.25          2.30
     AIM V. I. Growth and Income                                       7.96            0.07             1.25        -23.80
     AIM V. I. International Equity                                    8.15            0.42             1.25        -24.49
     AIM V. I. Value                                                   8.69            0.17             1.25        -13.66

Investments in the Fidelity Variable Insurance Products
   Fund Sub-Accounts:
     VIP Contrafund                                                    9.21            0.42             1.25        -13.34
     VIP Growth                                                        8.88            0.05             1.25        -18.68
     VIP High Income                                                   6.78            8.48             1.25        -12.84
     VIP Index 500                                                     8.69            0.69             1.25        -13.20
     VIP Investment Grade Bond                                        11.84            2.84             1.25          7.11
     VIP Overseas                                                      8.10            3.42             1.25        -22.15

                                                                                SelectDirections (continued)
                                                          ---------------------------------------------------------------------
                                                          At December 31, 2001      For the year ended December 31, 2001
                                                          -------------------    ----------------------------------------------
                                                              Accumulation         Investment        Expense         Total
                                                               Unit Value         Income Ratio*      Ratio**        Return***
                                                          -------------------    ---------------   ------------   -------------
Investments in MFS Variable Insurance Trust Sub-Accounts:
     MFS Bond                                                  $   11.52              4.58 %           1.25 %          7.35 %
     MFS High Income                                                9.42              6.88             1.25            0.80
     MFS Investors Trust (b)                                        8.58              0.43             1.25          -17.00
     MFS New Discovery                                             14.09              0.00             1.25           -6.22

Investments in the Oppenheimer Variable Account Funds
   Sub-Accounts:
     Oppenheimer Bond                                              11.17              5.83             1.25            6.44
     Oppenheimer Capital Appreciation                              10.96              0.47             1.25          -13.67
     Oppenheimer Global Securities                                 12.76              0.51             1.25          -13.14
     Oppenheimer High Income                                        9.63              7.52             1.25            0.69
     Oppenheimer Main Street Small Cap Growth (c)                  12.55              0.00             1.25           -1.61

Investments in the Van Kampen Life Investment Trust
   Sub-Accounts:
     LIT Comstock                                                  12.00              0.00             1.25           -3.68
     LIT Domestic Income                                           11.47              4.74             1.25            8.60
     LIT Emerging Growth                                           10.53              0.06             1.25          -32.35
     LIT Money Market                                              10.87              3.48             1.25            2.39


(b)  Previously known as MFS Growth with Income

(c)  Previously known as Oppenheimer Small Cap Growth

                                                                     SelectDirections with Enhanced Death Benefit Rider
                                                        ------------------------------------------------------------------------
                                                        At December 31, 2001          For the year ended December 31, 2001
                                                        --------------------   -------------------------------------------------
                                                            Accumulation          Investment        Expense         Total
                                                             Unit Value          Income Ratio*      Ratio**         Return***
                                                        --------------------   ----------------   -----------    ---------------
Investments in the AIM Variable Insurance Funds
  Sub-Accounts:
     AIM V. I. Capital Appreciation                            $    9.26            0.00 %           1.45 %          -24.39 %
     AIM V. I. Diversified Income                                  10.13            9.05             1.45              2.09
     AIM V. I. Growth and Income                                    7.92            0.07             1.45            -23.95
     AIM V. I. International Equity                                 8.11            0.42             1.45            -24.64
     AIM V. I. Value                                                8.65            0.17             1.45            -13.83

Investments in the Fidelity Variable Insurance Products
   Fund Sub-Accounts:
     VIP Contrafund                                                 9.17            0.42             1.45            -13.52
     VIP Growth                                                     8.83            0.05             1.45            -18.84
     VIP High Income                                                6.75            8.48             1.45            -13.01
     VIP Index 500                                                  8.64            0.69             1.45            -13.37
     VIP Investment Grade Bond                                     11.78            2.84             1.45              6.89
     VIP Overseas                                                   8.06            3.42             1.45            -22.31

Investments in MFS Variable Insurance Trust Sub-Accounts:
     MFS Bond                                                      11.46            4.58             1.45              7.13
     MFS High Income                                                9.38            6.88             1.45              0.60
     MFS Investors Trust (b)                                        8.54            0.43             1.45            -17.17
     MFS New Discovery                                             14.03            0.00             1.45             -6.40

Investments in the Oppenheimer Variable Account Funds
   Sub-Accounts:
     Oppenheimer Bond                                              11.12            5.83             1.45              6.23
     Oppenheimer Capital Appreciation                              10.91            0.47             1.45            -13.84
     Oppenheimer Global Securities                                 12.70            0.51             1.45            -13.31
     Oppenheimer High Income                                        9.59            7.52             1.45              0.49
     Oppenheimer Main Street Small Cap Growth (c)                  12.49            0.00             1.45             -1.81

Investments in the Van Kampen Life Investment Trust
   Sub-Accounts:
     LIT Comstock                                                  11.94            0.00             1.45             -3.87
     LIT Domestic Income                                           11.41            4.74             1.45              8.38
     LIT Emerging Growth                                           10.48            0.06             1.45            -32.49
     LIT Money Market                                              10.82            3.48             1.45              2.18


(b)  Previously known as MFS Growth with Income

(c)  Previously known as Oppenheimer Small Cap Growth

                                                               SelectDirections with Enhanced Death and Income Benefit Rider
                                                          ----------------------------------------------------------------------
                                                          At December 31, 2001        For the year ended December 31, 2001
                                                          --------------------  ------------------------------------------------
                                                             Accumulation         Investment        Expense           Total
                                                              Unit Value         Income Ratio*      Ratio**          Return***
                                                          --------------------  ---------------   --------------    ------------
Investments in the AIM Variable Insurance Funds
   Sub-Accounts:
     AIM V. I. Capital Appreciation                            $    9.22            0.00 %           1.65 %          -24.55 %
     AIM V. I. Growth and Income                                    7.88            0.07             1.65            -24.11
     AIM V. I. International Equity                                 8.07            0.42             1.65            -24.79
     AIM V. I. Value                                                8.61            0.17             1.65            -14.00

Investments in the Fidelity Variable Insurance Products
   Fund Sub-Accounts:
     VIP Contrafund                                                 9.12            0.42             1.65            -13.69
     VIP Growth                                                     8.79            0.05             1.65            -19.01
     VIP High Income                                                6.71            8.48             1.65            -32.87
     VIP Index 500                                                  8.60            0.69             1.65            -13.55
     VIP Investment Grade Bond                                     11.73            2.84             1.65              6.68
     VIP Overseas                                                   8.02            3.42             1.65            -22.47

Investments in MFS Variable Insurance Trust Sub-Accounts:
     MFS Bond                                                      11.41            4.58             1.65              6.92
     MFS High Income                                                9.33            6.88             1.65              0.39
     MFS New Discovery                                             13.96            0.00             1.65             -6.59

Investments in the Oppenheimer Variable Account Funds
   Sub-Accounts:
     Oppenheimer Bond                                              11.07            5.83             1.65              6.01
     Oppenheimer Capital Appreciation                              10.86            0.47             1.65            -14.02
     Oppenheimer Global Securities                                 12.64            0.51             1.65            -13.49
     Oppenheimer Main Street Small Cap Growth (c)                  12.43            0.00             1.65             -2.00

Investments in the Van Kampen Life Investment Trust
   Sub-Accounts:
     LIT Comstock                                                  11.89            0.00             1.65             -4.06
     LIT Domestic Income                                           11.36            4.74             1.65              8.16
     LIT Emerging Growth                                           10.43            0.06             1.65            -32.62
     LIT Money Market                                              10.76            3.48             1.65              1.98


(c) Previously known as Oppenheimer Small Cap Growth

                                                                       Allstate Financial Personal Retirement Manager
                                                               ----------------------------------------------------------------
                                                               At December 31, 2001      For the year ended December 31, 2001
                                                               --------------------   -----------------------------------------
                                                                   Accumulation         Investment      Expense           Total
                                                                    Unit Value         Income Ratio*    Ratio**          Return***
                                                               --------------------   ---------------  ----------    --------------
Investments in the AIM Variable Insurance Funds
   Sub-Account:
     AIM V. I. Dent Demographics (a)                           $   12.46                 0.00 %           1.50 %           24.59 %

Investments in the Fidelity Variable Insurance Products
   Fund (Service Class 2) Sub-Accounts:
     VIP Equity-Income (Service Class 2) (a)                       10.94                 0.00             1.50              9.41
     VIP Investment Grade Bond (Service Class 2) (a)                9.95                 0.00             1.50             -0.53
     VIP Overseas (Service Class 2) (a)                            11.00                 0.00             1.50              9.98

Investments in the Lazard Retirement Series, Inc.
   Sub-Account:
     Emerging Markets (a)                                          12.09                 0.81             1.50             20.95

Investments in the LSA Variable Series Trust Sub-Accounts:
     LSA Aggressive Growth (a)                                     11.48                 0.00             1.50             14.82
     LSA Balanced                                                  10.19                 1.87             1.50              1.86
     LSA Basic Value (a)                                           11.46                 0.03             1.50             14.64
     LSA Blue Chip (a)                                             11.22                 0.00             1.50             12.22
     LSA Capital Appreciation (a)                                  12.68                 0.00             1.50             26.82
     LSA Disciplined Equity                                        11.08                 0.22             1.50             10.83
     LSA Diversified Mid Cap (a)                                   11.90                 0.13             1.50             19.01
     LSA Emerging Growth                                           13.17                 0.03             1.50             31.69
     LSA Focused Equity                                            11.10                 0.06             1.50             11.02
     LSA Growth Equity                                             11.02                 0.00             1.50             10.24
     LSA Value Equity                                              11.07                 0.49             1.50             10.71

Investments in MFS Variable Insurance Trust (Service Class)
   Sub-Account:
     MFS New Discovery (Service Class) (a)                         12.85                 0.00             1.50             28.50

Investments in the OCC Accumulation Trust Sub-Accounts:
     OCC Science and Technology (a)                                15.70                 0.00             1.50             57.03
     OCC Small Cap (a)                                             12.03                 0.00             1.50             20.33

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001

                                                                    Allstate Financial Personal Retirement Manager (continued)
                                                               --------------------------------------------------------------------
                                                               At December 31, 2001       For the year ended December 31, 2001
                                                               --------------------   ---------------------------------------------
                                                                  Accumulation          Investment        Expense         Total
                                                                   Unit Value          Income Ratio*      Ratio**         Return***
                                                               --------------------   ----------------  ------------    -----------
    Investments in the Oppenheimer Variable Account Funds
       (Service Class) Sub-Account:
         Oppenheimer Main Street Small Cap Growth
         (Service Class) (a)                                   $       11.94            0.00 %           1.50 %           19.40 %

    Investments in the PIMCO Variable Insurance Trust
       Sub-Accounts:
         Foreign Bond (a)                                              10.07            0.80             1.50              0.68
         Money Market (a)                                              10.02            0.70             1.50              0.17
         Total Return Bond (a)                                          9.97            2.43             1.50             -0.25

    Investments in the Putnam Variable Trust Sub-Accounts:
         VT High Yield (a)                                             10.54            0.00             1.50              5.38
         VT International Growth and Income (a)                        10.88            0.00             1.50              8.79

    Investments in the Salomon Brothers Variable Series Funds
       Sub-Account:
         Capital (a)                                                   11.14            1.34             1.50             11.37

    Investments in The Universal Institutional Funds, Inc.
       Sub-Account:
         High Yield (a)                                                10.48           22.64             1.50              4.78

    (a) For the Period Beginning October 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------
ALLSTATE FINANCIAL
ADVISORS SEPARATE
ACCOUNT I

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(UNAUDITED)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                                          AIM Variable Insurance Funds Sub-Accounts
                                                      ----------------------------------------------------------------------------

                                                        AIM V.I.                                       AIM V.I.        AIM V.I.
                                                        Capital         AIM V.I.     AIM V.I. Dent    Diversified    International
                                                      Appreciation    Core Equity    Demographics       Income          Growth
                                                      ------------    -----------    -------------    -----------    -------------
  ASSETS
  Investments at fair value                           $  3,085,507    $ 2,392,971    $      14,877    $ 1,002,486    $   1,058,578
                                                      ------------    -----------    -------------    -----------    -------------

     Total assets                                     $  3,085,507    $ 2,392,971    $      14,877    $ 1,002,486    $   1,058,578
                                                      ============    ===========    =============    ===========    =============

  NET ASSETS
  Accumulation units                                  $  3,085,507    $ 2,392,971    $      14,877    $ 1,002,486    $   1,058,578
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company                -              -                -              -                -
                                                      ------------    -----------    -------------    -----------    -------------

     Total net assets                                 $  3,085,507    $ 2,392,971    $      14,877    $ 1,002,486    $   1,058,578
                                                      ============    ===========    =============    ===========    =============

  FUND SHARE INFORMATION
     Number of shares                                      197,915        148,817            4,144        110,163           87,994
                                                      ============    ===========    =============    ===========    =============

     Cost                                             $  5,364,498    $ 3,479,190    $      21,512    $ 1,044,021    $   1,605,644
                                                      ============    ===========    =============    ===========    =============

  See notes to financial statements.

                                        1

                                                     AIM Variable
                                                    Insurance Funds
                                                      Sub-Accounts         Fidelity Variable Insurance Products Fund Sub-Accounts
                                                    ----------------   ------------------------------------------------------------

                                                        AIM V.I.
                                                     Premier Equity   VIP Contrafund    VIP Growth   VIP High Income  VIP Index 500
                                                    ----------------  --------------   ------------  ---------------  -------------
  ASSETS
  Investments at fair value                         $      1,887,783  $    4,061,591   $  3,304,291  $       658,569  $   3,932,938
                                                    ----------------  --------------   ------------  ---------------  -------------

     Total assets                                   $      1,887,783  $    4,061,591   $  3,304,291  $       658,569  $   3,932,938
                                                    ================  ==============   ============  ===============  =============

  NET ASSETS
  Accumulation units                                $      1,887,783  $    4,061,591   $  3,304,291  $       658,569  $   3,932,938
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company                  -               -              -                -              -
                                                    ----------------  --------------   ------------  ---------------  -------------

     Total net assets                               $      1,887,783  $    4,061,591   $  3,304,291  $       658,569  $   3,932,938
                                                    ================  ==============   ============  ===============  =============

  FUND SHARE INFORMATION
     Number of shares                                        123,628         227,413        150,537          119,090         42,670
                                                    ================  ==============   ============  ===============  =============

     Cost                                           $      3,028,233  $    4,760,840   $  5,761,920  $       822,715  $   5,651,790
                                                    ================  ==============   ============  ===============  =============

  See notes to financial statements.

                                        2

                                                       Fidelity Variable Insurance      Fidelity Variable Insurance Products Fund
                                                       Products Fund Sub-Accounts             (Service Class 2) Sub-Accounts
                                                      -----------------------------   ---------------------------------------------
                                                                                                       VIP Investment
                                                                                        VIP Equity-      Grade Bond    VIP Overseas
                                                      VIP Investment                  Income (Service     (Service       (Service
                                                        Grade Bond     VIP Overseas       Class 2)        Class 2)       Class 2)
                                                      --------------   ------------   ---------------  --------------  ------------
  ASSETS
  Investments at fair value                           $    4,478,500   $  1,163,143   $         6,592  $       36,517  $      3,038
                                                      --------------   ------------   ---------------  --------------  ------------

      Total assets                                    $    4,478,500   $  1,163,143   $         6,592  $       36,517  $      3,038
                                                      ==============   ============   ===============  ==============  ============

  NET ASSETS
  Accumulation units                                  $    4,478,500   $  1,163,143   $         6,592  $       36,517  $      3,038
  Retained in Allstate Financial Advisors Separate
      Account I by Allstate Life Insurance Company                 -              -                 -               -              -
                                                      --------------   ------------   ---------------  --------------  ------------

      Total net assets                                $    4,478,500   $  1,163,143   $         6,592  $       36,517  $      3,038
                                                      ==============   ============   ===============  ==============  ============

  FUND SHARE INFORMATION
      Number of shares                                       335,972        109,938               401           2,764           289
                                                      ==============   ============   ===============  ==============  ============

      Cost                                            $    4,220,752   $  1,811,203   $         8,253  $       35,444  $      3,989
                                                      ==============   ============   ===============  ==============  ============

See notes to financial statements.

                                        3

                                                                                         Lazard
                                                                                        Retirement
                                                                                       Series, Inc.       LSA Variable Series
                                                     Janus Aspen Series Sub-Accounts   Sub-Account         Trust Sub-Accounts
                                                     -------------------------------   ------------   ---------------------------
                                                                          Worldwide
                                                       Global Value        Growth                          LSA
                                                         (Service         (Service       Emerging      Aggressive
                                                          Shares)          Shares)        Markets        Growth      LSA Balanced
                                                     --------------     ------------   ------------   ------------   ------------
  ASSETS
  Investments at fair value                          $        5,394     $      7,252   $      4,709   $  1,649,849   $  4,262,115
                                                     --------------     ------------   ------------   ------------   ------------

     Total assets                                    $        5,394     $      7,252   $      4,709   $  1,649,849   $  4,262,115
                                                     ==============     ============   ============   ============   ============

  NET ASSETS
  Accumulation units                                 $        5,394     $      7,252   $      4,709   $      7,349   $      4,981
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company                 -                -              -      1,642,500      4,257,134
                                                     --------------     ------------   ------------   ------------   ------------

     Total net assets                                $        5,394     $      7,252   $      4,709   $  1,649,849   $  4,262,115
                                                     ==============     ============   ============   ============   ============

  FUND SHARE INFORMATION
     Number of shares                                           619              357            742        251,119        579,092
                                                     ==============     ============   ============   ============   ============

     Cost                                            $        6,998     $      9,678   $      4,816   $      9,798   $      6,616
                                                     ==============     ============   ============   ============   ============

  See notes to financial statements.

                                        4

                                                                        LSA Variable Series Trust Sub-Accounts
                                                       -----------------------------------------------------------------------------

                                                         LSA Basic      LSA Blue     LSA Capital    LSA Disciplined  LSA Diversified
                                                           Value          Chip       Appreciation         Equity          Mid Cap
                                                       ------------   ------------   ------------   ---------------  ---------------
  ASSETS
  Investments at fair value                            $  1,750,449   $  1,695,174   $  2,004,567   $     6,062,385  $     2,330,146
                                                       ------------   ------------   ------------   ---------------  ---------------

     Total assets                                      $  1,750,449   $  1,695,174   $  2,004,567   $     6,062,385  $     2,330,146
                                                       ============   ============   ============   ===============  ===============

  NET ASSETS

  Accumulation units                                   $      5,228   $     12,674   $     12,567   $         5,395  $         6,626
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company         1,745,221      1,682,500      1,992,000         6,056,990        2,323,520
                                                       ------------   ------------   ------------   ---------------  ---------------

     Total net assets                                  $  1,750,449   $  1,695,174   $  2,004,567   $     6,062,385  $     2,330,146
                                                       ============   ============   ============   ===============  ===============

  FUND SHARE INFORMATION
     Number of shares                                       250,781        251,883        301,893         1,020,603          301,052
                                                       ============   ============   ============   ===============  ===============

     Cost                                              $      6,514   $     16,386   $     17,340   $         6,716  $         8,087
                                                       ============   ============   ============   ===============  ===============

  See notes to financial statements.

                                        5

                                                                        LSA Variable Series Trust Sub-Accounts
                                                       ------------------------------------------------------------------------

                                                       LSA Emerging    LSA Focused    LSA Growth     LSA Mid Cap     LSA Value
                                                          Growth         Equity         Equity          Value          Equity
                                                       ------------   ------------   ------------   ------------   ------------
  ASSETS
  Investments at fair value                            $  2,718,402   $  2,992,274   $  3,310,976   $  2,236,810   $  4,102,316
                                                       ------------   ------------   ------------   ------------   ------------

     Total assets                                      $  2,718,402   $  2,992,274   $  3,310,976   $  2,236,810   $  4,102,316
                                                       ============   ============   ============   ============   ============

  NET ASSETS

  Accumulation units                                   $      4,751   $      1,091   $      1,009   $      1,591   $      4,845
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company         2,713,651      2,991,183      3,309,967      2,235,219      4,097,471
                                                       ------------   ------------   ------------   ------------   ------------

     Total net assets                                  $  2,718,402   $  2,992,274   $  3,310,976   $  2,236,810   $  4,102,316
                                                       ============   ============   ============   ============   ============

  FUND SHARE INFORMATION
     Number of shares                                       617,819        522,211        518,962        251,045        557,380
                                                       ============   ============   ============   ============   ============

     Cost                                              $      7,532   $      1,451   $      1,343   $      1,996   $      6,717
                                                       ============   ============   ============   ============   ============

  See notes to financial statements.

                                        6

                                                                   MFS Variable Insurance Trust Sub-Accounts
                                                       ----------------------------------------------------------------

                                                                           MFS High      MFS Investors       MFS New
                                                          MFS Bond          Income           Trust          Discovery
                                                       --------------   --------------   -------------   --------------
  ASSETS
  Investments at fair value                            $    2,188,262   $      428,464   $   1,711,097   $    2,434,591
                                                       --------------   --------------   -------------   --------------

     Total assets                                      $    2,188,262   $      428,464   $   1,711,097   $    2,434,591
                                                       ==============   ==============   =============   ==============

  NET ASSETS
  Accumulation units                                   $    2,188,262   $      428,464   $   1,711,097   $    2,434,591
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company                   -                -               -                -
                                                       --------------   --------------   -------------   --------------

     Total net assets                                  $    2,188,262   $      428,464   $   1,711,097   $    2,434,591
                                                       ==============   ==============   =============   ==============

  FUND SHARE INFORMATION
     Number of shares                                         190,615           50,527         135,158          234,321
                                                       ==============   ==============   =============   ==============

     Cost                                              $    2,151,498   $      480,170   $   2,428,597   $    3,542,775
                                                       ==============   ==============   =============   ==============

  See notes to financial statements.

                                        7

                                                                                                                 Oppenheimer
                                                                                                                   Variable
                                                      MFS Variable Insurance Trust     OCC Accumulation Trust    Account Funds
                                                      (Service Class) Sub-Accounts          Sub-Accounts          Sub-Accounts
                                                     ------------------------------   ------------------------   -------------
                                                      MFS New
                                                     Discovery                            OCC
                                                     (Service        MFS Utilities    Science and    OCC Small    Oppenheimer
                                                      Class)        (Service Class)    Technology       Cap          Bond
                                                     ---------      ---------------   -----------    ---------   -------------
  ASSETS
  Investments at fair value                          $   8,884      $            79   $       761    $     723   $   7,063,454
                                                     ---------      ---------------   -----------    ---------   -------------

     Total assets                                    $   8,884      $            79   $       761    $     723   $   7,063,454
                                                     =========      ===============   ===========    =========   =============

  NET ASSETS
  Accumulation units                                 $   8,884      $            79   $       761    $     723   $   7,063,454
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company            -                    -             -            -               -
                                                     ---------      ---------------   -----------    ---------   -------------

     Total net assets                                $   8,884      $            79   $       761    $     723   $   7,063,454
                                                     =========      ===============   ===========    =========   =============

  FUND SHARE INFORMATION
     Number of shares                                      859                    7           776           34         639,806
                                                     =========      ===============   ===========    =========   =============

     Cost                                            $  12,249      $           103   $     1,450    $     967   $   6,949,160
                                                     =========      ===============   ===========    =========   =============

  See notes to financial statements.

                                        8

                                                                                                                  Oppenheimer
                                                                                                                    Variable
                                                                                                                 Account Funds
                                                                                                                (Service Class)
                                                         Oppenheimer Variable Account Funds Sub-Accounts          Sub-Account
                                                      ------------------------------------------------------   -----------------
                                                                                                 Oppenheimer      Oppenheimer
                                                       Oppenheimer   Oppenheimer                 Main Street   Main Street Small
                                                         Capital       Global      Oppenheimer    Small Cap       Cap Growth
                                                      Appreciation    Securities   High Income     Growth       (Service Class)
                                                      ------------   -----------   -----------   -----------   -----------------
  ASSETS
  Investments at fair value

     Total assets                                     $  5,535,809   $ 5,103,118   $ 1,536,840   $ 2,136,300   $           9,933
                                                      ------------   -----------   -----------   -----------   -----------------

                                                      $  5,535,809   $ 5,103,118   $ 1,536,840   $ 2,136,300   $           9,933
                                                      ============   ===========   ===========   ===========   =================
  NET ASSETS
  Accumulation units
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company     $  5,535,809   $ 5,103,118   $ 1,536,840   $ 2,136,300   $           9,933

     Total net assets                                            -             -             -             -                   -
                                                      ------------   -----------   -----------   -----------   -----------------

                                                      $  5,535,809   $ 5,103,118   $ 1,536,840   $ 2,136,300   $           9,933
                                                      ============   ===========   ===========   ===========   =================
  FUND SHARE INFORMATION
     Number of shares

     Cost                                                  223,759       296,176       214,941       231,452               1,077
                                                      ============   ===========   ===========   ===========   =================

                                                      $  8,992,704   $ 7,373,391   $ 1,865,128   $ 2,519,738   $          11,309
                                                      ============   ===========   ===========   ===========   =================

  See notes to financial statements.

                                        9

                                                    PIMCO Variable Insurance Trust Sub-Accounts   Putnam Variable Trust Sub-Accounts
                                                    -------------------------------------------   ----------------------------------

                                                                                                                    VT International
                                                     Foreign          Money                          VT High           Growth and
                                                      Bond           Market        Total Return       Yield              Income
                                                    ---------       --------       ------------   -------------     ----------------
  ASSETS
  Investments at fair value                         $  21,847       $  6,807       $     21,308   $      32,741     $          2,989
                                                    ---------       --------       ------------   -------------     ----------------

     Total assets                                   $  21,847       $  6,807       $     21,308   $      32,741     $          2,989
                                                    =========       ========       ============   =============     ================

  NET ASSETS
  Accumulation units                                $  21,847       $  6,807       $     21,308   $      32,741     $          2,989
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company           -              -                  -               -                    -
                                                    ---------       --------       ------------   -------------     ----------------

     Total net assets                               $  21,847       $  6,807       $     21,308   $      32,741     $          2,989
                                                    =========       ========       ============   =============     ================

  FUND SHARE INFORMATION
     Number of shares                                   2,187          6,807              2,086           4,887                  376
                                                    =========       ========       ============   =============     ================

     Cost                                           $  21,580       $  6,807       $     21,008   $      35,342     $          3,534
                                                    =========       ========       ============   =============     ================

  See notes to financial statements.

                                       10

                                                                    Solomon Brothers   The Universal
                                                        Rydex           Variable       Institutional
                                                    Variable Trust    Series Funds      Funds, Inc.          Van Kampen Life
                                                     Sub-Account      Sub-Account       Sub-Account    Investment Trust Sub-Accounts
                                                    --------------  ----------------  --------------   -----------------------------

                                                                                        Van Kampen                      LIT Emerging
                                                      Rydex OTC        Capital        UIF High Yield   LIT Comstock        Growth
                                                    --------------  ----------------  --------------   ------------     ------------
  ASSETS
  Investments at fair value                         $          981  $          3,736  $       26,865   $  3,114,858     $  3,185,046
                                                    --------------  ----------------  --------------   ------------     ------------

     Total assets                                   $          981  $          3,736  $       26,865   $  3,114,858     $  3,185,046
                                                    ==============  ================  ==============   ============     ============

  NET ASSETS
  Accumulation units                                $          981  $          3,736  $       26,865   $  3,114,858     $  3,185,046
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company                -                 -               -              -                -
                                                    --------------  ----------------  --------------   ------------     ------------

     Total net assets                               $          981  $          3,736  $       26,865   $  3,114,858     $  3,185,046
                                                    ==============  ================  ==============   ============     ============

  FUND SHARE INFORMATION
     Number of shares                                          128               369           4,561        381,723          162,337
                                                    ==============  ================  ==============   ============     ============

     Cost                                           $        1,685  $          5,249  $       28,854   $  4,357,057     $  5,532,167
                                                    ==============  ================  ==============   ============     ============

  See notes to financial statements.

                                       11

                                                                                         Van Kampen
                                                                                      Life Investment
                                                                                           Trust
                                                            Van Kampen Life             (Class II)
                                                     Investment Trust Sub-Accounts      Sub-Account
                                                    -------------------------------   ---------------

                                                                                         LIT Growth
                                                                        LIT Money        and Income
                                                    LIT Government       Market          (Class II)
                                                    --------------   --------------   ---------------
  ASSETS
  Investments at fair value                         $    1,208,761   $    4,344,395   $         6,213
                                                    --------------   --------------   ---------------

     Total assets                                   $    1,208,761   $    4,344,395   $         6,213
                                                    ==============   ==============   ===============

  NET ASSETS
  Accumulation units                                $    1,208,761   $    4,344,395   $         6,213
  Retained in Allstate Financial Advisors Separate
     Account I by Allstate Life Insurance Company                -                -                 -
                                                    --------------   --------------   ---------------

     Total net assets                               $    1,208,761   $    4,344,395   $         6,213
                                                    ==============   ==============   ===============

  FUND SHARE INFORMATION
     Number of shares                                      123,848        4,344,395               500
                                                    ==============   ==============   ===============

     Cost                                           $    1,146,960   $    4,344,395   $         7,508
                                                    ==============   ==============   ===============

  See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                                     AIM Variable Insurance Funds Sub-Accounts
                                                 -------------------------------------------------------------------------------

                                                     AIM V.I.                                         AIM V.I.         AIM V.I.
                                                     Capital        AIM V.I.       AIM V.I. Dent    Diversified     International
                                                  Appreciation  Core Equity (a)    Demographics       Income          Growth (b)
                                                 -------------  ---------------   --------------   -------------    -------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $           -  $             -   $            -   $           -    $           -
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                        (32,890)         (24,729)            (169)         (7,722)         (11,627)
     Administrative expense                             (2,752)          (2,083)             (12)           (642)            (963)
                                                 -------------  ---------------   --------------   -------------    -------------

        Net investment income (loss)                   (35,642)         (26,812)            (181)         (8,364)         (12,590)
                                                 -------------  ---------------   --------------   -------------    -------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
     Proceeds from sales                               327,628          467,795            1,291         117,239          196,704
     Cost of investments sold                          476,373          613,356            1,626         124,562          252,897
                                                 -------------  ---------------   --------------   -------------    -------------

        Realized gains (losses) on fund shares        (148,745)        (145,561)            (335)         (7,323)         (56,193)

  Realized gain distributions                                -                -                -               -                -
                                                 -------------  ---------------   --------------   -------------    -------------

        Net realized gains (losses)                   (148,745)        (145,561)            (335)         (7,323)         (56,193)

  Change in unrealized gains (losses)               (1,043,200)        (493,245)          (7,195)          6,368         (206,295)
                                                 -------------  ---------------   --------------   -------------    -------------

        Net realized and unrealized gains
             (losses) on investments                (1,191,945)        (638,806)          (7,530)           (955)        (262,488)
                                                 -------------  ---------------   --------------   -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $  (1,227,587) $      (665,618)   $      (7,711)   $     (9,319)   $    (275,078)
                                                 =============  ===============    =============    ============    =============

  (a) Previously known as AIM V.I. Growth and Income

  (b) Previously known as AIM V.I. International Equity

  See notes to financial statements.

                                       13

                                                   AIM Variable
                                                  Insurance Funds
                                                   Sub-Accounts          Fidelity Variable Insurance Products Fund Sub-Accounts
                                                 ----------------   ---------------------------------------------------------------

                                                 AIM V.I. Premier
                                                     Equity (c)     VIP Contrafund    VIP Growth    VIP High Income   VIP Index 500
                                                 ----------------   --------------   ------------   ---------------   -------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $              -   $       29,459   $      9,870   $        59,512   $      50,711
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                           (20,441)         (37,633)       (39,360)           (5,582)        (41,045)
     Administrative expense                                (1,689)          (3,082)        (3,280)             (471)         (3,399)
                                                 ----------------   --------------   ------------   ---------------   -------------

        Net investment income (loss)                      (22,130)         (11,256)       (32,770)           53,459           6,267
                                                 ----------------   --------------   ------------   ---------------   -------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
     Proceeds from sales                                  306,451          423,301        631,629            82,254         719,085
     Cost of investments sold                             429,124          517,858        905,110           102,687         938,190
                                                 ----------------   --------------   ------------   ---------------   -------------

        Realized gains (losses) on fund shares           (122,673)         (94,557)      (273,481)          (20,433)       (219,105)

  Realized gain distributions                                   -                -              -                 -               -
                                                 ----------------   --------------   ------------   ---------------   -------------

        Net realized gains (losses)                      (122,673)         (94,557)      (273,481)          (20,433)       (219,105)

  Change in unrealized gains (losses)                    (839,740)        (430,228)    (1,533,763)          (63,735)     (1,339,969)
                                                 ----------------   --------------   ------------   ---------------   -------------

        Net realized and unrealized gains
             (losses) on investments                     (962,413)        (524,785)    (1,807,244)          (84,168)     (1,559,074)
                                                 ----------------   --------------   ------------   ---------------   -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $       (984,543)  $     (536,041)  $ (1,840,014)  $       (30,709)  $  (1,552,807)
                                                 ================   ==============   ============   ===============   =============

  (c) Previously known as AIM V.I. Value

  See notes to financial statements.

                                       14

                                                  Fidelity Variable Insurance          Fidelity Variable Insurance Products Fund
                                                   Products Fund Sub-Accounts               (Service Class 2) Sub-Accounts
                                                 -----------------------------     ------------------------------------------------
                                                                                                     VIP Investment
                                                                                     VIP Equity-       Grade Bond      VIP Overseas
                                                 VIP Investment                    Income (Service      (Service         (Service
                                                   Grade Bond     VIP Overseas         Class 2)         Class 2)         Class 2)
                                                 --------------   ------------     ---------------   --------------    ------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $      124,234   $      9,921     $            21   $          429    $         16
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                         (32,859)       (12,445)                (71)            (188)            (32)
     Administrative expense                              (2,781)        (1,041)                 (5)             (13)             (2)
                                                 --------------   ------------     ---------------   --------------    ------------

        Net investment income (loss)                     88,594         (3,565)                (55)             228             (18)
                                                 --------------   ------------     ---------------   --------------    ------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
    Proceeds from sales                                 463,957        223,808               4,630              160              46
    Cost of investments sold                            449,833        283,904               5,651              161              48
                                                 --------------   ------------     ---------------   --------------    ------------

        Realized gains (losses) on fund shares           14,124        (60,096)             (1,021)              (1)             (2)

  Realized gain distributions                                 -              -                  30                -               -
                                                 --------------   ------------     ---------------   --------------    ------------

        Net realized gains (losses)                      14,124        (60,096)               (991)              (1)             (2)

  Change in unrealized gains (losses)                   142,020       (295,098)             (1,670)           1,098            (929)
                                                 --------------   ------------     ---------------   --------------    ------------

        Net realized and unrealized gains
             (losses) on investments                    156,144       (355,194)             (2,661)           1,097            (931)
                                                 --------------   ------------     ---------------   --------------    ------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $      244,738   $   (358,759)    $        (2,716)  $        1,325    $       (949)
                                                 ==============   ============     ===============   ==============    ============

  See notes to financial statements.

                                       15

                                                                                      Lazard
                                                                                    Retirement
                                                                                   Series, Inc.         LSA Variable Series
                                                 Janus Aspen Series Sub-Accounts    Sub-Account          Trust Sub-Accounts
                                                 -------------------------------   ------------    ------------------------------
                                                                     Worldwide
                                                  Global Value        Growth                           LSA
                                                    (Service         (Service        Emerging       Aggressive
                                                     Shares)          Shares)        Markets          Growth        LSA Balanced
                                                 -------------     -------------   ------------    -------------    -------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $          38     $          25   $          -    $           -    $          57
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                            (44)              (62)           (58)             (88)             (58)
     Administrative expense                                 (3)               (5)            (4)              (6)              (4)
                                                 -------------     -------------   ------------    -------------    -------------

        Net investment income (loss)                        (9)              (42)           (62)             (94)              (5)
                                                 -------------     -------------   ------------    -------------    -------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
    Proceeds from sales                                     46                62             56            2,005            1,643
    Cost of investments sold                                50                71             49            2,488            2,038
                                                 -------------     -------------   ------------    -------------    -------------

        Realized gains (losses) on fund shares              (4)               (9)             7             (483)            (395)

  Realized gain distributions                               12                 -              -                -              155
                                                 -------------     -------------   ------------    -------------    -------------

        Net realized gains (losses)                          8                (9)             7             (483)            (240)

  Change in unrealized gains (losses)                   (1,604)           (2,426)          (659)        (702,647)      (1,499,550)
                                                 -------------     -------------   ------------    -------------    -------------

        Net realized and unrealized gains
             (losses) on investments                    (1,596)           (2,435)          (652)        (703,130)      (1,499,790)
                                                 -------------     -------------   ------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $      (1,605)    $      (2,477)  $       (714)   $    (703,224)   $  (1,499,795)
                                                 =============     =============   ============    =============    =============

  See notes to financial statements.

                                       16

                                                                        LSA Variable Series Trust Sub-Accounts
                                                 ---------------------------------------------------------------------------------

                                                   LSA Basic         LSA Blue       LSA Capital   LSA Disciplined  LSA Diversified
                                                     Value             Chip        Appreciation       Equity           Mid Cap
                                                 -------------    -------------    ------------   ---------------  ---------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $           -    $           -    $          -   $            15  $             3
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                            (67)            (156)           (133)              (81)             (81)
     Administrative expense                                 (5)             (11)            (10)               (6)              (5)
                                                 -------------    -------------    ------------   ---------------  ---------------

        Net investment income (loss)                       (72)            (167)           (143)              (72)             (83)
                                                 -------------    -------------    ------------   ---------------  ---------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
    Proceeds from sales                                  4,581            6,983             109             4,705              142
    Cost of investments sold                             5,593            8,536             126             5,672              143
                                                 -------------    -------------    ------------   ---------------  ---------------

        Realized gains (losses) on fund shares          (1,012)          (1,553)            (17)             (967)              (1)

  Realized gain distributions                                -                -               -                 -                -
                                                 -------------    -------------    ------------   ---------------  ---------------

        Net realized gains (losses)                     (1,012)          (1,553)            (17)             (967)              (1)

  Change in unrealized gains (losses)                 (663,972)        (726,438)       (965,219)       (2,703,857)        (692,343)
                                                 -------------    -------------    ------------   ---------------  ---------------

        Net realized and unrealized gains
             (losses) on investments                  (664,984)        (727,991)       (965,236)       (2,704,824)        (692,344)
                                                 -------------    -------------    ------------   ---------------  ---------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $    (665,056)   $    (728,158)   $   (965,379)  $    (2,704,896) $      (692,427)
                                                 =============    =============    ============   ===============  ===============

  See notes to financial statements.

                                       17

                                                                      LSA Variable Series Trust Sub-Accounts
                                                 --------------------------------------------------------------------------------

                                                  LSA Emerging     LSA Focused      LSA Growth      LSA Mid Cap       LSA Value
                                                     Growth          Equity           Equity           Value           Equity
                                                 -------------    -------------    ------------    -------------    -------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $           3    $           -    $          -    $           -    $          49
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                            (85)             (10)            (10)             (12)             (92)
     Administrative expense                                 (6)               -               -                -               (7)
                                                 -------------    -------------    ------------    -------------    -------------

        Net investment income (loss)                       (88)             (10)            (10)             (12)             (50)
                                                 -------------    -------------    ------------    -------------    -------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
    Proceeds from sales                                  1,762                7               7               11            2,633
    Cost of investments sold                             2,539                9               9               13            3,116
                                                 -------------    -------------    ------------    -------------    -------------

        Realized gains (losses) on fund shares            (777)              (2)             (2)              (2)            (483)

  Realized gain distributions                                -                -               -                -              218
                                                 -------------    -------------    ------------    -------------    -------------

        Net realized gains (losses)                       (777)              (2)             (2)              (2)            (265)

  Change in unrealized gains (losses)               (2,310,771)      (1,509,036)     (1,432,231)        (441,930)      (1,806,015)
                                                 -------------    -------------    ------------    -------------    -------------

        Net realized and unrealized gains
             (losses) on investments                (2,311,548)      (1,509,038)     (1,432,233)        (441,932)      (1,806,280)
                                                 -------------    -------------    ------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $  (2,311,636)   $  (1,509,048)   $ (1,432,243)   $    (441,944)   $  (1,806,330)
                                                 =============    =============    ============    =============    =============

  See notes to financial statements.

                                       18

                                                             MFS Variable Insurance Trust Sub-Accounts
                                                 ----------------------------------------------------------------

                                                                    MFS High       MFS Investors       MFS New
                                                    MFS Bond         Income            Trust          Discovery
                                                 -------------    -------------    -------------    -------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $     106,840    $      29,780    $      10,997    $           -
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                        (16,310)          (3,694)         (17,746)         (25,581)
     Administrative expense                             (1,371)            (312)          (1,493)          (2,123)
                                                 -------------    -------------    -------------    -------------

        Net investment income (loss)                    89,159           25,774           (8,242)         (27,704)
                                                 -------------    -------------    -------------    -------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
     Proceeds from sales                               133,897           59,607          287,813          276,857
     Cost of investments sold                          134,888           66,522          351,587          352,976
                                                 -------------    -------------    -------------    -------------

        Realized gains (losses) on fund shares            (991)          (6,915)         (63,774)         (76,119)

  Realized gain distributions                                -                -                -                -
                                                 -------------    -------------    -------------    -------------

        Net realized gains (losses)                       (991)          (6,915)         (63,774)         (76,119)

  Change in unrealized gains (losses)                    7,754          (30,383)        (529,255)      (1,025,388)
                                                 -------------    -------------    -------------    -------------

        Net realized and unrealized gains
             (losses) on investments                     6,763          (37,298)        (593,029)      (1,101,507)
                                                 -------------    -------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $      95,922    $     (11,524)   $    (601,271)   $  (1,129,211)
                                                 =============    =============    =============    =============

  See notes to financial statements.

                                       19

                                                                                                                      Oppenheimer
                                                                                                                        Variable
                                                   MFS Variable Insurance Trust        OCC Accumulation Trust        Account Funds
                                                   (Service Class) Sub-Accounts             Sub-Accounts              Sub-Accounts
                                                 -------------------------------    -----------------------------    -------------
                                                    MFS New
                                                   Discovery                            OCC
                                                   (Service       MFS Utilities     Science and       OCC Small       Oppenheimer
                                                    Class)       (Service Class)     Technology          Cap             Bond
                                                 -------------   ---------------    ------------    -------------    -------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $           -   $             1    $          -    $           -    $     431,364
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                            (76)                -             (23)              (7)         (55,008)
     Administrative expense                                 (5)                -              (2)               -           (4,635)
                                                 -------------   ---------------    ------------    -------------    -------------

        Net investment income (loss)                       (81)                1             (25)              (7)         371,721
                                                 -------------   ---------------    ------------    -------------    -------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
     Proceeds from sales                                    75                 -           1,175                5          318,725
     Cost of investments sold                               90                 -           1,657                6          321,152
                                                 -------------   ---------------    ------------    -------------    -------------

        Realized gains (losses) on fund shares             (15)                -            (482)              (1)          (2,427)

  Realized gain distributions                                -                 -               -               74                -
                                                 -------------   ---------------    ------------    -------------    -------------

        Net realized gains (losses)                        (15)                -            (482)              73           (2,427)

  Change in unrealized gains (losses)                   (3,375)              (24)         (1,209)            (300)         (23,420)
                                                 -------------   ---------------    ------------    -------------    -------------

        Net realized and unrealized gains
             (losses) on investments                    (3,390)              (24)         (1,691)            (227)         (25,847)
                                                 -------------   ---------------    ------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $      (3,471)  $           (23)   $     (1,716)   $        (234)   $     345,874
                                                 =============   ===============    ============    =============    =============

  See notes to financial statements.

                                       20

                                                                                                                     Oppenheimer
                                                                                                                      Variable
                                                                                                                    Account Funds
                                                                                                                   (Service Class)
                                                          Oppenheimer Variable Account Funds Sub-Accounts            Sub-Account
                                                 ---------------------------------------------------------------  -----------------
                                                                                                    Oppenheimer      Oppenheimer
                                                   Oppenheimer      Oppenheimer                     Main Street   Main Street Small
                                                     Capital          Global        Oppenheimer      Small Cap       Cap Growth
                                                  Appreciation      Securities      High Income        Growth      (Service Class)
                                                 -------------    -------------    ------------    -------------  -----------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $      38,414    $      31,252    $    141,475    $           -  $               -
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                        (61,149)         (55,084)        (13,211)         (20,361)              (107)
     Administrative expense                             (5,130)          (4,606)         (1,117)          (1,715)                (7)
                                                 -------------    -------------    ------------    -------------  -----------------

        Net investment income (loss)                   (27,865)         (28,438)        127,147          (22,076)              (114)
                                                 -------------    -------------    ------------    -------------  -----------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
    Proceeds from sales                                717,248          628,341          44,073          408,532                113
    Cost of investments sold                           987,771          774,047          50,031          421,637                112
                                                 -------------    -------------    ------------    -------------  -----------------

        Realized gains (losses) on fund shares        (270,523)        (145,706)         (5,958)         (13,105)                 1

  Realized gain distributions                                -                -               -                -                  -
                                                 -------------    -------------    ------------    -------------  -----------------

        Net realized gains (losses)                   (270,523)        (145,706)         (5,958)         (13,105)                 1

  Change in unrealized gains (losses)               (2,368,262)      (1,552,282)       (252,174)        (408,618)            (1,777)
                                                 -------------    -------------    ------------    -------------  -----------------

        Net realized and unrealized gains
             (losses) on investments                (2,638,785)      (1,697,988)       (258,132)        (421,723)            (1,776)
                                                 -------------    -------------    ------------    -------------  -----------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $  (2,666,650)   $  (1,726,426)   $   (130,985)   $    (443,799) $          (1,890)
                                                 =============    =============    ============    =============  =================

  See notes to financial statements.

                                       21

                                                   PIMCO Variable Insurance Trust Sub-Accounts   Putnam Variable Trust Sub-Accounts
                                                 ----------------------------------------------  ----------------------------------

                                                                                                                  VT International
                                                    Foreign         Money                            VT High         Growth and
                                                      Bond          Market     Total Return (d)       Yield            Income
                                                 -------------  -------------  ----------------  --------------  ------------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $         143  $          71  $            147  $        1,462  $               18
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                            (59)           (67)              (55)           (159)                (38)
     Administrative expense                                 (4)            (5)               (4)            (12)                 (3)
                                                 -------------  -------------  ----------------  --------------  ------------------

        Net investment income (loss)                        80             (1)               88           1,291                 (23)
                                                 -------------  -------------  ----------------  --------------  ------------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
     Proceeds from sales                                    56          1,659               159             188                 110
     Cost of investments sold                               56          1,659               159             207                 106
                                                 -------------  -------------  ----------------  --------------  ------------------

        Realized gains (losses) on fund shares               -              -                 -             (19)                  4

  Realized gain distributions                                -              -                (1)              -                   -
                                                 -------------  -------------  ----------------  --------------  ------------------

        Net realized gains (losses)                          -              -                (1)            (19)                  4

  Change in unrealized gains (losses)                      273              -               319          (2,723)               (677)
                                                 -------------  -------------  ----------------  --------------  ------------------

        Net realized and unrealized gains
             (losses) on investments                       273              -               318          (2,742)               (673)
                                                 -------------  -------------  ----------------  --------------  ------------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $         353  $          (1) $            406  $       (1,451) $             (696)
                                                 =============  =============  ================  ==============  ==================

  (d) Previously know as Total Return Bond

  See notes to financial statements.

                                       22

                                                                 Solomon Brothers   The Universal
                                                     Rydex           Variable       Institutional
                                                 Variable Trust    Series Funds       Funds, Inc.            Van Kampen Life
                                                   Sub-Account     Sub-Account       Sub-Account      Investment Trust Sub-Accounts
                                                 --------------  ----------------  -----------------  -----------------------------

                                                                                      Van Kampen                      LIT Domestic
                                                    Rydex OTC         Capital      UIF High Yield (e) LIT Comstock      Income (f)
                                                 --------------  ----------------  -----------------  ------------    -------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $            -  $              -  $               -  $     25,798    $      58,276
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                             (13)              (53)              (127)      (33,725)          (3,149)
     Administrative expense                                   -                (3)                (9)       (2,779)            (261)
                                                 --------------  ----------------  -----------------  ------------    -------------

        Net investment income (loss)                        (13)              (56)              (136)      (10,706)          54,866
                                                 --------------  ----------------  -----------------  ------------    -------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
    Proceeds from sales                                      11                48              2,818       439,434          886,552
    Cost of investments sold                                 14                51              3,107       527,389          920,575
                                                 --------------  ----------------  -----------------  ------------    -------------

        Realized gains (losses) on fund shares               (3)               (3)              (289)      (87,955)         (34,023)

  Realized gain distributions                                 -                 -                  -        29,493                -
                                                 --------------  ----------------  -----------------  ------------    -------------

        Net realized gains (losses)                          (3)               (3)              (289)      (58,462)         (34,023)

  Change in unrealized gains (losses)                      (705)           (1,830)            (1,658)   (1,162,664)         (26,030)
                                                 --------------  ----------------  -----------------  ------------    -------------

        Net realized and unrealized gains
             (losses) on investments                       (708)           (1,833)            (1,947)   (1,221,126)         (60,053)
                                                 --------------  ----------------  -----------------  ------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $         (721) $         (1,889) $          (2,083) $ (1,231,832)   $      (5,187)
                                                 ==============  ================  =================  ============    =============

  (e) Previously know as UIF High Yield

  (f) On May 1, 2002 the LIT Domestic Income Sub-Account merged into the LIT
      Government Sub-Account

  See notes to financial statements.

                                       23

                                                                                                      Van Kampen
                                                                                                   Life Investment
                                                                                                        Trust
                                                                                                      (Class II)
                                                 Van Kampen Life Investment Trust Sub-Accounts       Sub-Account
                                                 -----------------------------------------------   ---------------

                                                                                                     LIT Growth
                                                  LIT Emerging                       LIT Money       and Income
                                                     Growth       LIT Government       Market        (Class II)
                                                 -------------    --------------    ------------   ---------------
  NET INVESTMENT INCOME (LOSS)
  Dividends                                      $      12,432    $            -    $     33,722   $            24
  Charges from Allstate Life Insurance Company:
     Mortality and expense risk                        (35,016)           (4,890)        (71,288)              (70)
     Administrative expense                             (2,902)             (407)         (5,673)               (5)
                                                 -------------    --------------    ------------   ---------------

        Net investment income (loss)                   (25,486)           (5,297)        (43,239)              (51)
                                                 -------------    --------------    ------------   ---------------

  NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
  Realized gains (losses) on fund shares:
    Proceeds from sales                                490,929            30,525       1,078,800             4,620
    Cost of investments sold                           737,041            29,362       1,078,800             5,480
                                                 -------------    --------------    ------------   ---------------

        Realized gains (losses) on fund shares        (246,112)            1,163               -              (860)

  Realized gain distributions                                -                 -               -                 -
                                                 -------------    --------------    ------------   ---------------

        Net realized gains (losses)                   (246,112)            1,163               -              (860)

  Change in unrealized gains (losses)               (1,172,484)           61,801               -            (1,295)
                                                 -------------    --------------    ------------   ---------------

        Net realized and unrealized gains
             (losses) on investments                (1,418,596)           62,964               -            (2,155)
                                                 -------------    --------------    ------------   ---------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                $  (1,444,082)   $       57,667    $    (43,239)  $        (2,206)
                                                 =============    ==============    ============   ===============

  See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                                  AIM Variable Insurance Funds Sub-Accounts
                                               -------------------------------------------------------------------------------

                                                  AIM V.I.                                          AIM V.I.        AIM V.I.
                                                  Capital         AIM V.I.        AIM V.I. Dent    Diversified    International
                                                Appreciation   Core Equity (a)    Demographics       Income         Growth (b)
                                               -------------   --------------    -------------    -----------    -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                 $     (35,642)  $      (26,812)   $        (181)   $    (8,364)   $     (12,590)
  Net realized gains (losses)                       (148,745)        (145,561)            (335)        (7,323)         (56,193)
  Change in unrealized gains (losses)             (1,043,200)        (493,245)          (7,195)         6,368         (206,295)
                                               -------------   --------------    -------------    -----------    -------------

  Increase (decrease) in net assets
     from operations                              (1,227,587)        (665,618)          (7,711)        (9,319)        (275,078)
                                               -------------   --------------    -------------    -----------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                           395,104          360,741           14,287        122,819          199,763
  Benefit payments                                   (19,322)         (63,441)               -        (30,596)            (546)
  Payments on termination                           (150,904)        (155,008)          (1,155)       (40,702)        (180,553)
  Contract maintenance charge                         (2,480)          (2,127)               -           (343)          (1,234)
  Transfers among the sub-accounts
     and with the Fixed Account - net                359,348          346,207            3,107        267,871          168,973
                                               -------------   --------------    -------------    -----------    -------------

  Increase (decrease) in net assets
     from capital transactions                       581,746          486,372           16,239        319,049          186,403
                                               -------------   --------------    -------------    -----------    -------------

  INCREASE (DECREASE) IN NET ASSETS                 (645,841)        (179,246)           8,528        309,730          (88,675)

  NET ASSETS AT BEGINNING OF PERIOD                3,731,348        2,572,217            6,349        692,756        1,147,253
                                               -------------   --------------    -------------    -----------    -------------

  NET ASSETS AT END OF PERIOD                  $   3,085,507   $    2,392,971    $      14,877    $ 1,002,486    $   1,058,578
                                               =============   ==============    =============    ===========    =============

  UNITS OUTSTANDING
     Units outstanding at beginning of period        401,361          323,463              510         68,158          140,931
       Units issued                                  139,856          142,283            1,502         44,874           51,450
       Units redeemed                                (74,288)         (84,007)            (131)       (13,129)         (29,622)
                                               -------------   --------------    -------------    -----------    -------------
     Units outstanding at end of period              466,929          381,739            1,881         99,903          162,759
                                               =============   ==============    =============    ===========    =============

  (a) Previously known as AIM V.I. Growth and Income

  (b) Previously known as AIM V.I. International Equity

  See notes to financial statements.

                                       25

                                                 AIM Variable
                                               Insurance Funds
                                                 Sub-Accounts        Fidelity Variable Insurance Products Fund Sub-Accounts
                                               ----------------   ------------------------------------------------------------

                                               AIM V.I. Premier
                                                   Equity (c)     VIP Contrafund   VIP Growth   VIP High Income  VIP Index 500
                                               ----------------   --------------   -----------  ---------------  -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                 $        (22,130)  $      (11,256)  $   (32,770) $        53,459  $       6,267
  Net realized gains (losses)                          (122,673)         (94,557)     (273,481)         (20,433)      (219,105)
  Change in unrealized gains (losses)                  (839,740)        (430,228)   (1,533,763)         (63,735)    (1,339,969)
                                               ----------------   --------------   -----------  ---------------  -------------

  Increase (decrease) in net assets
     from operations                                   (984,543)        (536,041)   (1,840,014)         (30,709)    (1,552,807)
                                               ----------------   --------------   -----------  ---------------  -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                              388,861          812,578       574,038           89,693      1,079,471
  Benefit payments                                      (31,815)          (4,492)     (160,718)            (586)       (61,561)
  Payments on termination                              (135,219)        (236,256)     (317,980)         (40,344)      (342,602)
  Contract maintenance charge                            (1,596)          (2,602)       (4,458)            (336)        (3,176)
  Transfers among the sub-accounts
     and with the Fixed Account - net                   523,495          593,627       532,884           91,742        534,380
                                               ----------------   --------------   -----------  ---------------  -------------

  Increase (decrease) in net assets
     from capital transactions                          743,726        1,162,855       623,766          140,169      1,206,512
                                               ----------------   --------------   -----------  ---------------  -------------

  INCREASE (DECREASE) IN NET ASSETS                    (240,817)         626,814    (1,216,248)         109,460       (346,295)

  NET ASSETS AT BEGINNING OF PERIOD                   2,128,600        3,434,777     4,520,539          549,109      4,279,233
                                               ----------------   --------------   -----------  ---------------  -------------

  NET ASSETS AT END OF PERIOD                  $      1,887,783   $    4,061,591   $ 3,304,291  $       658,569  $   3,932,938
                                               ================   ==============   ===========  ===============  =============

  UNITS OUTSTANDING
     Units outstanding at beginning of period           245,255          373,502       509,882           81,090        493,459
       Units issued                                     150,132          207,152       202,678           33,618        279,603
       Units redeemed                                   (59,462)         (82,112)     (137,499)         (12,920)      (134,879)
                                               ----------------   --------------   -----------  ---------------  -------------
     Units outstanding at end of period                 335,925          498,542       575,061          101,788        638,183
                                               ================   ==============   ===========  ===============  =============

  (c) Previously known as AIM V.I. Value

  See notes to financial statements.

                                       26

                                           Fidelity Variable Insurance    Fidelity Variable Insurance Products Fund
                                            Products Fund Sub-Accounts         (Service Class 2) Sub-Accounts
                                          ----------------------------  ---------------------------------------------
                                                                                         VIP Investment
                                                                          VIP Equity-      Grade Bond     VIP Overseas
                                          VIP Investment                Income (Service     (Service       (Service
                                           Grade Bond     VIP Overseas     Class 2)         Class 2)       Class 2)
                                          --------------  ------------  ---------------  --------------   ------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)            $       88,594  $     (3,565) $           (55) $          228   $        (18)
  Net realized gains (losses)                     14,124       (60,096)            (991)             (1)            (2)
  Change in unrealized gains (losses)            142,020      (295,098)          (1,670)          1,098           (929)
                                          --------------  ------------  ---------------  --------------   ------------

  Increase (decrease) in net assets
     from operations                             244,738      (358,759)          (2,716)          1,325           (949)
                                          --------------  ------------  ---------------  --------------   ------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                       615,538       138,690           13,018          16,209            349
  Benefit payments                                     -        (4,003)               -               -              -
  Payments on termination                       (123,798)      (79,852)               -               -              -
  Contract maintenance charge                     (1,594)       (1,135)               -               -              -
  Transfers among the sub-accounts
     and with the Fixed Account - net            589,821       160,172           (4,418)          9,762          3,046
                                          --------------  ------------  ---------------  --------------   ------------

  Increase (decrease) in net assets
     from capital transactions                 1,079,967       213,872            8,600          25,971          3,395
                                          --------------  ------------  ---------------  --------------   ------------

  INCREASE (DECREASE) IN NET ASSETS            1,324,705      (144,887)           5,884          27,296          2,446

  NET ASSETS AT BEGINNING OF PERIOD            3,153,795     1,308,030              708           9,221            592
                                          --------------  ------------  ---------------  --------------   ------------

  NET ASSETS AT END OF PERIOD             $    4,478,500  $  1,163,143  $         6,592  $       36,517   $      3,038
                                          ==============  ============  ===============  ==============   ============

  UNITS OUTSTANDING
     Units outstanding at beginning of
       period                                    266,533       161,755               65             927             54
       Units issued                              139,479        62,004            1,288           2,547            312
       Units redeemed                            (50,107)      (34,720)            (549)            (10)            (1)
                                          --------------  ------------  ---------------  --------------   ------------
     Units outstanding at end of period          355,905       189,039              804           3,464            365
                                          ==============  ============  ===============  ==============   ============

  See notes to financial statements.

                                       27

                                                                                    Lazard
                                                                                   Retirement
                                                                                  Series, Inc.       LSA Variable Series
                                                Janus Aspen Series Sub-Accounts    Sub-Account        Trust Sub-Accounts
                                                -------------------------------   ------------  ----------------------------
                                                                      Worldwide
                                                Global Value            Growth                      LSA
                                                  (Service             (Service     Emerging     Aggressive
                                                   Shares)              Shares)      Markets       Growth      LSA Balanced
                                                ------------          ---------   ------------  ------------  --------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                  $         (9)         $     (42)  $        (62) $        (94) $           (5)
  Net realized gains (losses)                              8                 (9)             7          (483)           (240)
  Change in unrealized gains (losses)                 (1,604)            (2,426)          (659)     (702,647)     (1,499,550)
                                                ------------          ---------   ------------  ------------  --------------
  Increase (decrease) in net assets
     from operations                                  (1,605)            (2,477)          (714)     (703,224)     (1,499,795)
                                                ------------          ---------   ------------  ------------  --------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                             6,999              8,989            457         2,474           4,570
  Benefit payments                                         -                  -              -             -               -
  Payments on termination                                  -                  -              -        (1,932)         (1,593)
  Contract maintenance charge                              -                  -              -             -               -
  Transfers among the sub-accounts
     and with the Fixed Account - net                      -                740              -         6,472             805
                                                ------------          ---------   ------------  ------------  --------------

  Increase (decrease) in net assets
     from capital transactions                         6,999              9,729            457         7,014           3,782
                                                ------------          ---------   ------------  ------------  --------------

  INCREASE (DECREASE) IN NET ASSETS                    5,394              7,252           (257)     (696,210)     (1,496,013)

  NET ASSETS AT BEGINNING OF PERIOD                        -                  -          4,966     2,346,059       5,758,128
                                                ------------          ---------   ------------  ------------  --------------

  NET ASSETS AT END OF PERIOD                   $      5,394          $   7,252   $      4,709  $  1,649,849  $    4,262,115
                                                ============          =========   ============  ============  ==============

  UNITS OUTSTANDING
     Units outstanding at beginning of period              -                  -            411           310             285
       Units issued                                      544                905             34           843             580
       Units redeemed                                      -                  -              -          (230)           (196)
                                                ------------          ---------   ------------  ------------  --------------
     Units outstanding at end of period                  544                905            445           923             669
                                                ============          =========   ============  ============  ==============

  See notes to financial statements.

                                       28

                                                                       LSA Variable Series Trust Sub-Accounts
                                                --------------------------------------------------------------------------------

                                                  LSA Basic       LSA Blue      LSA Capital    LSA Disciplined   LSA Diversified
                                                    Value           Chip       Appreciation         Equity            Mid Cap
                                                -------------   ------------   -------------   ---------------   ---------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                  $         (72)  $       (167)  $        (143)  $           (72)  $           (83)
  Net realized gains (losses)                          (1,012)        (1,553)            (17)             (967)               (1)
  Change in unrealized gains (losses)                (663,972)      (726,438)       (965,219)       (2,703,857)         (692,343)
                                                -------------   ------------   -------------   ---------------   ---------------

  Increase (decrease) in net assets
     from operations                                 (665,056)      (728,158)       (965,379)       (2,704,896)         (692,427)
                                                -------------   ------------   -------------   ---------------   ---------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                             10,327         14,413           7,869             5,916             3,716
  Benefit payments                                          -              -               -                 -                 -
  Payments on termination                                   -         (2,169)              -                 -                 -
  Contract maintenance charge                               -              -               -                 -                 -
  Transfers among the sub-accounts
     and with the Fixed Account - net                  (4,381)           301           4,911            (4,233)               33
                                                -------------   ------------   -------------   ---------------   ---------------

  Increase (decrease) in net assets
     from capital transactions                          5,946         12,545          12,780             1,683             3,749
                                                -------------   ------------   -------------   ---------------   ---------------

  INCREASE (DECREASE) IN NET ASSETS                  (659,110)      (715,613)       (952,599)       (2,703,213)         (688,678)

  NET ASSETS AT BEGINNING OF PERIOD                 2,409,559      2,410,787       2,957,166         8,765,598         3,018,824
                                                -------------   ------------   -------------   ---------------   ---------------

  NET ASSETS AT END OF PERIOD                   $   1,750,449   $  1,695,174   $   2,004,567   $     6,062,385   $     2,330,146
                                                =============   ============   =============   ===============   ===============

  UNITS OUTSTANDING
     Units outstanding at beginning of period             153            516             407               579               408
       Units issued                                     1,027          1,965           1,084               738               332
       Units redeemed                                    (544)          (848)             (6)             (605)              (10)
                                                -------------   ------------   -------------   ---------------   ---------------
     Units outstanding at end of period                   636          1,633           1,485               712               730
                                                =============   ============   =============   ===============   ===============

  See notes to financial statements.

                                       29

                                                                        LSA Variable Series Trust Sub-Accounts
                                                ---------------------------------------------------------------------------------

                                                 LSA Emerging     LSA Focused      LSA Growth       LSA Mid Cap       LSA Value
                                                    Growth          Equity           Equity            Value            Equity
                                                -------------    -------------    -------------    -------------    -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                  $         (88)   $         (10)   $         (10)   $         (12)   $         (50)
  Net realized gains (losses)                            (777)              (2)              (2)              (2)            (265)
  Change in unrealized gains (losses)              (2,310,771)      (1,509,036)      (1,432,231)        (441,930)      (1,806,015)
                                                -------------    -------------    -------------    -------------    -------------

  Increase (decrease) in net assets
     from operations                               (2,311,636)      (1,509,048)      (1,432,243)        (441,944)      (1,806,330)
                                                -------------    -------------    -------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                                662              729              712            1,920              366
  Benefit payments                                          -                -                -                -                -
  Payments on termination                              (1,685)               -                -                -           (2,548)
  Contract maintenance charge                               -                -                -                -                -
  Transfers among the sub-accounts
     and with the Fixed Account - net                   1,214              145              144               90              153
                                                -------------    -------------    -------------    -------------    -------------

  Increase (decrease) in net assets
     from capital transactions                            191              874              856            2,010           (2,029)
                                                -------------    -------------    -------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS                (2,311,445)      (1,508,174)      (1,431,387)        (439,934)      (1,808,359)

  NET ASSETS AT BEGINNING OF PERIOD                 5,029,847        4,500,448        4,742,363        2,676,744        5,910,675
                                                -------------    -------------    -------------    -------------    -------------

  NET ASSETS AT END OF PERIOD                   $   2,718,402    $   2,992,274    $   3,310,976    $   2,236,810    $   4,102,316
                                                =============    =============    =============    =============    =============

  UNITS OUTSTANDING
     Units outstanding at beginning of period             728               56               45                -              851
       Units issued                                       169               99               93              164               54
       Units redeemed                                    (222)              (5)              (5)              (3)            (268)
                                                -------------    -------------    -------------    -------------    -------------
     Units outstanding at end of period                   675              150              133              161              637
                                                =============    =============    =============    =============    =============

  See notes to financial statements.

                                       30

                                                            MFS Variable Insurance Trust Sub-Accounts
                                                ----------------------------------------------------------------

                                                                    MFS High      MFS Investors       MFS New
                                                   MFS Bond          Income           Trust          Discovery
                                                -------------    -------------    -------------    -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                  $      89,159    $      25,774    $      (8,242)   $     (27,704)
  Net realized gains (losses)                            (991)          (6,915)         (63,774)         (76,119)
  Change in unrealized gains (losses)                   7,754          (30,383)        (529,255)      (1,025,388)
                                                -------------    -------------    -------------    -------------

  Increase (decrease) in net assets
     from operations                                   95,922          (11,524)        (601,271)      (1,129,211)
                                                -------------    -------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                            396,502           48,381          307,033          514,921
  Benefit payments                                     (2,133)               -          (88,477)         (22,219)
  Payments on termination                            (107,695)         (37,205)         (95,007)        (148,224)
  Contract maintenance charge                            (690)            (194)          (1,315)          (2,076)
  Transfers among the sub-accounts
     and with the Fixed Account - net                 411,859           87,878          345,892          391,008
                                                -------------    -------------    -------------    -------------

  Increase (decrease) in net assets
     from capital transactions                        697,843           98,860          468,126          733,410
                                                -------------    -------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS                   793,765           87,336         (133,145)        (395,801)

  NET ASSETS AT BEGINNING OF PERIOD                 1,394,497          341,128        1,844,242        2,830,392
                                                -------------    -------------    -------------    -------------

  NET ASSETS AT END OF PERIOD                   $   2,188,262    $     428,464    $   1,711,097    $   2,434,591
                                                =============    =============    =============    =============

  UNITS OUTSTANDING
     Units outstanding at beginning of period         121,177           36,229          215,156          201,082
       Units issued                                    77,485           17,794          110,419          107,343
       Units redeemed                                 (17,169)          (7,437)         (54,181)         (51,660)
                                                -------------    -------------    -------------    -------------
     Units outstanding at end of period               181,493           46,586          271,394          256,765
                                                =============    =============    =============    =============

  See notes to financial statements.

                                       31

                                                                                                                     Oppenheimer
                                                                                                                       Variable
                                                  MFS Variable Insurance Trust         OCC Accumulation Trust       Account Funds
                                                  (Service Class) Sub-Accounts              Sub-Accounts            Sub-Accounts
                                                -------------------------------    -----------------------------    -------------
                                                   MFS New
                                                  Discovery                            OCC
                                                  (Service       MFS Utilities     Science and       OCC Small       Oppenheimer
                                                   Class)       (Service Class)     Technology          Cap              Bond
                                                -------------   ---------------    ------------    -------------    -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                  $         (81)  $             1    $        (25)   $          (7)   $     371,721
  Net realized gains (losses)                             (15)                -            (482)              73           (2,427)
  Change in unrealized gains (losses)                  (3,375)              (24)         (1,209)            (300)         (23,420)
                                                -------------   ---------------    ------------    -------------    -------------

  Increase (decrease) in net assets
     from operations                                   (3,471)              (23)         (1,716)            (234)         345,874
                                                -------------   ---------------    ------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                              7,350                 -               -              389          593,991
  Benefit payments                                          -                 -               -                -          (33,196)
  Payments on termination                                   -                 -          (1,154)               -         (292,997)
  Contract maintenance charge                               -                 -               -                -           (1,572)
  Transfers among the sub-accounts
     and with the Fixed Account - net                   4,178               102           1,075              100        1,125,878
                                                -------------   ---------------    ------------    -------------    -------------

  Increase (decrease) in net assets
     from capital transactions                         11,528               102             (79)             489        1,392,104
                                                -------------   ---------------    ------------    -------------    -------------

  INCREASE (DECREASE) IN NET ASSETS                     8,057                79          (1,795)             255        1,737,978

  NET ASSETS AT BEGINNING OF PERIOD                       827                 -           2,556              468        5,325,476
                                                -------------   ---------------    ------------    -------------    -------------

  NET ASSETS AT END OF PERIOD                   $       8,884   $            79    $        761    $         723    $   7,063,454
                                                =============   ===============    ============    =============    =============

  UNITS OUTSTANDING
     Units outstanding at beginning of period              64                 -             163               39          477,018
       Units issued                                       968                15              94               44          170,636
       Units redeemed                                      (3)               (4)           (138)              (3)         (47,413)
                                                -------------   ---------------    ------------    -------------    -------------
     Units outstanding at end of period                 1,029                11             119               80          600,241
                                                =============   ===============    ============    =============    =============

  See notes to financial statements.

                                       32

                                                                                                                   Oppenheimer
                                                                                                                     Variable
                                                                                                                  Account Funds
                                                                                                                 (Service Class)
                                                       Oppenheimer Variable Account Funds Sub-Accounts             Sub-Account
                                                ------------------------------------------------------------    ------------------
                                                                                                 Oppenheimer       Oppenheimer
                                                Oppenheimer      Oppenheimer                     Main Street     Main Street Small
                                                  Capital          Global       Oppenheimer       Small Cap         Cap Growth
                                                Appreciation     Securities     High Income        Growth         (Service Class)
                                                ------------    ------------    ------------    ------------    ------------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                  $    (27,865)   $    (28,438)   $    127,147    $    (22,076)   $             (114)
  Net realized gains (losses)                       (270,523)       (145,706)         (5,958)        (13,105)                    1
  Change in unrealized gains (losses)             (2,368,262)     (1,552,282)       (252,174)       (408,618)               (1,777)
                                                ------------    ------------    ------------    ------------    ------------------

  Increase (decrease) in net assets
     from operations                              (2,666,650)     (1,726,426)       (130,985)       (443,799)               (1,890)
                                                ------------    ------------    ------------    ------------    ------------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                           838,385         707,803         217,106         436,428                 8,111
  Benefit payments                                   (71,757)        (82,915)              -         (31,165)                    -
  Payments on termination                           (583,710)       (476,452)        (19,747)       (261,709)                    -
  Contract maintenance charge                         (4,357)         (3,638)           (493)         (2,124)                    -
  Transfers among the sub-accounts
     and with the Fixed Account - net                875,793         661,292         153,143         447,662                    22
                                                ------------    ------------    ------------    ------------    ------------------

  Increase (decrease) in net assets
     from capital transactions                     1,054,354         806,090         350,009         589,092                 8,133
                                                ------------    ------------    ------------    ------------    ------------------

  INCREASE (DECREASE) IN NET ASSETS               (1,612,296)       (920,336)        219,024         145,293                 6,243

  NET ASSETS AT BEGINNING OF PERIOD                7,148,105       6,023,454       1,317,816       1,991,007                 3,690
                                                ------------    ------------    ------------    ------------    ------------------

  NET ASSETS AT END OF PERIOD                   $  5,535,809    $  5,103,118    $  1,536,840    $  2,136,300    $            9,933
                                                ============    ============    ============    ============    ==================

  UNITS OUTSTANDING
     Units outstanding at beginning of period        652,728         472,644         136,928         158,771                   309
       Units issued                                  214,533         141,536          41,709          89,562                   702
       Units redeemed                               (116,399)        (80,762)         (5,141)        (42,434)                   (3)
                                                ------------    ------------    ------------    ------------    ------------------
     Units outstanding at end of period              750,862         533,418         173,496         205,899                 1,008
                                                ============    ============    ============    ============    ==================

  See notes to financial statements.

                                       33

                                                PIMCO Variable Insurance Trust Sub-Accounts   Putnam Variable Trust Sub-Accounts
                                                -------------------------------------------   ----------------------------------

                                                                                                               VT International
                                                  Foreign       Money                           VT High          Growth and
                                                   Bond         Market      Total Return (d)      Yield             Income
                                                ----------    ----------    ---------------   ------------    ------------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                  $       80    $       (1)   $            88   $      1,291    $              (23)
  Net realized gains (losses)                            -             -                 (1)           (19)                    4
  Change in unrealized gains (losses)                  273             -                319         (2,723)                 (677)
                                                ----------    ----------    ---------------   ------------    ------------------

  Increase (decrease) in net assets
     from operations                                   353            (1)               406         (1,451)                 (696)
                                                ----------    ----------    ---------------   ------------    ------------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                          15,564         3,656             15,250         21,485                     -
  Benefit payments                                       -             -                  -              -                     -
  Payments on termination                                -        (1,602)                 -              -                     -
  Contract maintenance charge                            -             -                  -              -                     -
  Transfers among the sub-accounts
     and with the Fixed Account - net                5,184         1,028              4,994          7,981                   (71)
                                                ----------    ----------    ---------------   ------------    ------------------

  Increase (decrease) in net assets
     from capital transactions                      20,748         3,082             20,244         29,466                   (71)
                                                ----------    ----------    ---------------   ------------    ------------------

  INCREASE (DECREASE) IN NET ASSETS                 21,101         3,081             20,650         28,015                  (767)

  NET ASSETS AT BEGINNING OF PERIOD                    746         3,726                658          4,726                 3,756
                                                ----------    ----------    ---------------   ------------    ------------------

  NET ASSETS AT END OF PERIOD                   $   21,847    $    6,807    $        21,308   $     32,741    $            2,989
                                                ==========    ==========    ===============   ============    ==================

  UNITS OUTSTANDING
     Units outstanding at beginning of period           74           372                 66            448                   345
       Units issued                                  2,005           481              1,983          2,894                     -
       Units redeemed                                   (9)         (173)               (19)           (12)                   (6)
                                                ----------    ----------    ---------------   ------------    ------------------
     Units outstanding at end of period              2,070           680              2,030          3,330                   339
                                                ==========    ==========    ===============   ============    ==================

  (d) Previously know as Total Return Bond

  See notes to financial statements.

                                       34

                                                               Solomon Brothers    The Universal
                                                   Rydex           Variable        Institutional
                                               Variable Trust    Series Funds       Funds, Inc.            Van Kampen Life
                                                 Sub-Account     Sub-Account        Sub-Account     Investment Trust Sub-Accounts
                                               --------------  ----------------  -----------------  -----------------------------

                                                                                    Van Kampen                      LIT Domestic
                                                 Rydex OTC         Capital       UIF High Yield (e)  LIT Comstock     Income (f)
                                               --------------  ----------------  -----------------  --------------  -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                 $          (13) $            (56) $            (136) $      (10,706) $      54,866
  Net realized gains (losses)                              (3)               (3)              (289)        (58,462)       (34,023)
  Change in unrealized gains (losses)                    (705)           (1,830)            (1,658)     (1,162,664)       (26,030)
                                               --------------  ----------------  -----------------  --------------  -------------

  Increase (decrease) in net assets
     from operations                                     (721)           (1,889)            (2,083)     (1,231,832)        (5,187)
                                               --------------  ----------------  -----------------  --------------  -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                              1,689               314             20,139         630,742         88,379
  Benefit payments                                          -                 -                  -          (9,139)             -
  Payments on termination                                   -                 -             (2,707)       (137,797)       (15,888)
  Contract maintenance charge                               -                 -                  -          (2,711)          (113)
  Transfers among the sub-accounts
     and with the Fixed Account - net                      13               102              7,223         612,059       (813,434)
                                               --------------  ----------------  -----------------  --------------  -------------

  Increase (decrease) in net assets
     from capital transactions                          1,702               416             24,655       1,093,154       (741,056)
                                               --------------  ----------------  -----------------  --------------  -------------

  INCREASE (DECREASE) IN NET ASSETS                       981            (1,473)            22,572        (138,678)      (746,243)

  NET ASSETS AT BEGINNING OF PERIOD                         -             5,209              4,293       3,253,536        746,243
                                               --------------  ----------------  -----------------  --------------  -------------

  NET ASSETS AT END OF PERIOD                  $          981  $          3,736  $          26,865  $    3,114,858  $           -
                                               ==============  ================  =================  ==============  =============

  UNITS OUTSTANDING
     Units outstanding at beginning of period               -               468                410         271,535         65,168
       Units issued                                       142                42              2,865         148,016         13,929
       Units redeemed                                      (1)               (4)              (308)        (56,979)       (79,097)
                                               --------------  ----------------  -----------------  --------------  -------------
     Units outstanding at end of period                   141               506              2,967         362,572              -
                                               ==============  ================  =================  ==============  =============

  (e) Previously know as UIF High Yield

  (f) On May 1, 2002 the LIT Domestic Income Sub-Account merged into the LIT
      Government Sub-Account

  See notes to financial statements.

                                       35

                                                                                                Van Kampen
                                                                                              Life Investment
                                                                                                  Trust
                                                                                                (Class II)
                                               Van Kampen Life Investment Trust Sub-Accounts    Sub-Account
                                               ---------------------------------------------  ---------------

                                                                                                LIT Growth
                                                LIT Emerging                     LIT Money      and Income
                                                   Growth      LIT Government      Market       (Class II)
                                               -------------   --------------   ------------  ---------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                 $     (25,486)  $       (5,297)  $    (43,239)  $          (51)
  Net realized gains (losses)                       (246,112)           1,163              -             (860)
  Change in unrealized gains (losses)             (1,172,484)          61,801              -           (1,295)
                                               -------------   --------------   ------------  ---------------

  Increase (decrease) in net assets
     from operations                              (1,444,082)          57,667        (43,239)          (2,206)
                                               -------------   --------------   ------------  ---------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                           565,988           54,408        644,699           10,894
  Benefit payments                                   (18,972)          (1,312)           (66)               -
  Payments on termination                           (298,532)         (23,810)      (345,281)               -
  Contract maintenance charge                         (3,670)            (185)        (5,095)               -
  Transfers among the sub-accounts
     and with the Fixed Account - net                368,912        1,121,993      1,060,993           (2,475)
                                               -------------   --------------   ------------  ---------------

  Increase (decrease) in net assets
     from capital transactions                       613,726        1,151,094      1,355,250            8,419
                                               -------------   --------------   ------------  ---------------

  INCREASE (DECREASE) IN NET ASSETS                 (830,356)       1,208,761      1,312,011            6,213

  NET ASSETS AT BEGINNING OF PERIOD                4,015,402                -      3,032,384                -
                                               -------------   --------------   ------------  ---------------

  NET ASSETS AT END OF PERIOD                  $   3,185,046   $    1,208,761   $  4,344,395   $        6,213
                                               =============   ==============   ============  ===============

  UNITS OUTSTANDING
     Units outstanding at beginning of period        381,854                -        279,441                -
       Units issued                                  154,485          116,905        244,351            1,279
       Units redeemed                                (95,615)          (2,963)      (123,412)            (538)
                                               -------------   --------------   ------------  ---------------
     Units outstanding at end of period              440,724          113,942        400,380              741
                                               =============   ==============   ============  ===============

  See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1. ORGANIZATION

   Allstate Financial Advisors Separate Account I (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is wholly owned by Allstate Insurance Company, which is wholly owned by The Allstate Corporation. On September 11, 2002, the boards of directors of Allstate and Northbrook Life Insurance Company ("Northbrook") approved the merger of the Northbrook into Allstate, expected to be effective January 1, 2003. In conjunction with the merger, the Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II, Separate Accounts of Northbrook, will be merged with the Account.

   These financial statements and notes as of September 30, 2001 and for the nine month period ended September 30, 2001 are unaudited. These financial statements and notes should be read in conjunction with the Allstate Financial Advisors Separate Account I audited financial statements and notes for the period ended December 31, 2001. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

   Allstate issues two variable annuity contracts, SelectDirections and the Allstate Financial Personal Retirement Manager ("Retirement Manager") (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any Contract provisions wherein Allstate contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS
       AIM V.I. Capital Appreciation
       AIM V.I. Core Equity (Previously known as
           AIM V.I. Growth and Income)
       AIM V.I. Dent Demographics
       AIM V.I. Diversified Income
       AIM V.I. International Growth (Previously
           known as AIM V.I. International Equity)
       AIM V.I. Premier Equity (Previously known
           as AIM V.I. Value)
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND
       VIP Contrafund
       VIP Growth
       VIP High Income
       VIP Index 500
       VIP Investment Grade Bond
       VIP Overseas
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND
       (SERVICE CLASS 2)
       VIP Equity-Income (Service Class 2)
       VIP Investment Grade Bond (Service
           Class 2)
       VIP Overseas (Service Class 2)
     JANUS ASPEN SERIES
       Global Value (Service Shares)
       Worldwide Growth (Service Shares)
     LAZARD RETIREMENT SERIES, INC.
       Emerging Markets
     LSA VARIABLE SERIES TRUST
       LSA Aggressive Growth
       LSA Balanced
       LSA Basic Value
       LSA Blue Chip
       LSA Capital Appreciation
       LSA Disciplined Equity
       LSA Diversified Mid Cap
       LSA Emerging Growth Equity
       LSA Focused Equity
       LSA Growth Equity
       LSA Mid Cap Value
       LSA Value Equity
     MFS VARIABLE INSURANCE TRUST
       MFS Bond
       MFS High Income
       MFS Investors Trust
       MFS New Discovery

     MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)
       MFS New Discovery (Service Class)
       MFS Utilities (Service Class)
     OCC ACCUMULATION TRUST
       OCC Science and Technology
       OCC Small Cap
     OPPENHEIMER VARIABLE ACCOUNT FUNDS
       Oppenheimer Bond
       Oppenheimer Capital Appreciation
       Oppenheimer Global Securities
       Oppenheimer High Income
       Oppenheimer Main Street Small Cap Growth
     OPPENHEIMER VARIABLE ACCOUNT FUNDS
       (SERVICE CLASS)
       Oppenheimer International Growth (Service
           Class)*
       Oppenheimer Main Street Small Cap Growth
           (Service Class)
     PIMCO VARIABLE INSURANCE TRUST
       Foreign Bond
       Money Market
       Total Return (Previously known as Total
           Return Bond)
     PUTNAM VARIABLE TRUST
       VT High Yield
       VT International Growth and Income
     RYDEX VARIABLE TRUST
       Rydex OTC
     SOLOMON BROTHERS VARIABLE SERIES FUNDS
       Capital
     THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
       Van Kampen UIF High Yield (Previously
           known as UIF High Yield)
     VAN KAMPEN LIFE INVESTMENT TRUST
       LIT Comstock
       LIT Domestic Income
       LIT Emerging Growth
       LIT Government
       LIT Money Market
     VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
       LIT Emerging Growth (Class II)

       * This Fund was available, but had no Fund activity as of September 30, 2002.

   Allstate provides insurance and administrative services to the contractholders for a fee. Allstate also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Allstate has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

   In 2001, Allstate made an additional investment of $16 million to the LSA Variable Series Trust ("Trust"), to bring the total amount invested to $51 million. Allstate has made the investments in order to establish and enhance the diversification of the funds within the Trust. The Trust is managed by LSA Asset Management, LLC (the "Manager"), a wholly-owned subsidiary of Allstate, pursuant to an investment management agreement with the Trust. The Manager is entitled to receive a management fee from each sub-account investing in the Trust. Fees are payable monthly at an annual rate as a percentage of average daily net assets ranging from 0.75% to 1.05%. Since Allstate did not purchase a variable annuity contract, the expenses described in Note 3 are not deducted from Allstate's investment in the Trust.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

   INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

   REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

   FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included with and taxed as a part of Allstate. Allstate is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

   USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. EXPENSES

   MORTALITY AND EXPENSE RISK CHARGE - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 1.15% to 1.70% per annum of the daily net assets of the Account, based on the Contract and rider options selected. The mortality and expense risk charge covers insurance benefits available with the Contract and certain expenses of the Contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contract. Allstate guarantees that the amount of this charge will not increase over the life of the Contract. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

   ADMINISTRATIVE EXPENSE CHARGE - Allstate deducts administrative expense charges daily at a rate equal to .10% per annum of the average daily net assets of the Account.

   CONTRACT MAINTENANCE CHARGE - Allstate deducts an annual maintenance charge of $35 on each Contract anniversary and guarantees that this charge will not increase over the life of the Contract. This charge will be waived if certain conditions are met.

4. PURCHASES OF INVESTMENTS

   The cost of purchases of investments for the nine months ended September 30, 2002 were as follows:

   (unaudited)

                                                                               Purchases
                                                                             ------------
   Investments in the AIM Variable Insurance Funds Sub-Accounts:
         AIM V. I. Capital Appreciation                                      $    873,732
         AIM V. I. Core Equity (a)                                                927,355
         AIM V. I. Dent Demographics                                               17,349
         AIM V. I. Diversified Income                                             427,924
         AIM V. I. International Growth (b)                                       370,516
         AIM V. I. Premier Equity (c)                                           1,028,047

   Investments in the Fidelity Variable Insurance Products Fund
      Sub-Accounts:
         VIP Contrafund                                                         1,574,900
         VIP Growth                                                             1,222,625
         VIP High Income                                                          275,883
         VIP Index 500                                                          1,931,864
         VIP Investment Grade Bond                                              1,632,518
         VIP Overseas                                                             434,115

   Investments in the Fidelity Variable Insurance Products Fund
      (Service Class 2) Sub-Accounts:
         VIP Equity-Income (Service Class 2)                                       13,205
         VIP Investment Grade Bond (Service Class 2)                               26,359
         VIP Overseas (Service Class 2)                                             3,424

   Investments in the Janus Aspen Series Sub-Accounts:
         Global Value (Service Shares)                                              7,048
         Worldwide Growth (Service Shares)                                          9,748

   Investments in the Lazard Retirement Series, Inc. Sub-Account:
         Emerging Markets                                                             451

   (a) Previously known as AIM V.I. Growth and Income

   (b) Previously known as AIM V.I. International Equity

   (c) Previously known as AIM V.I. Value

                                       40

   (unaudited)


                                                                               Purchases
                                                                             ------------
   Investments in the LSA Variable Series Trust Sub-Accounts:
         LSA Aggressive Growth                                               $      8,925
         LSA Balanced                                                               5,574
         LSA Basic Value                                                           10,455
         LSA Blue Chip                                                             19,360
         LSA Capital Appreciation                                                  12,746
         LSA Disciplined Equity                                                     6,317
         LSA Diversified Mid Cap                                                    3,808
         LSA Emerging Growth                                                        1,865
         LSA Focused Equity                                                           871
         LSA Growth Equity                                                            852
         LSA Mid Cap Value                                                          2,009
         LSA Value Equity                                                             774

   Investments in MFS Variable Insurance Trust Sub-Accounts:
         MFS Bond                                                                 920,898
         MFS High Income                                                          184,242
         MFS Investors Trust                                                      747,696
         MFS New Discovery                                                        982,563

   Investments in MFS Variable Insurance Trust (Service Class)
      Sub-Account:
         MFS New Discovery (Service Class)                                         11,522
         MFS Utilities (Service Class)                                                104

   Investments in the OCC Accumulation Trust Sub-Accounts:
         OCC Science and Technology                                                 1,072
         OCC Small Cap                                                                561

   Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
         Oppenheimer Bond                                                       2,082,549
         Oppenheimer Capital Appreciation                                       1,743,736
         Oppenheimer Global Securities                                          1,405,994
         Oppenheimer High Income                                                  521,229
         Oppenheimer Main Street Small Cap Growth                                 975,548

                                       41

   (unaudited)


                                                                               Purchases
                                                                             ------------
   Investments in the Oppenheimer Variable Account Funds (Service Class)
      Sub-Account:
         Oppenheimer Main Street Small Cap Growth (Service Class)            $      8,132

   Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
         Foreign Bond                                                              20,884
         Money Market                                                               4,741
         Total Return Bond (d)                                                     20,490

   Investments in the Putnam Variable Trust Sub-Accounts:
         VT High Yield                                                             30,945
         VT International Growth and Income                                            17

   Investments in the Rydex Variable Trust Sub-Account:
         Rydex OTC                                                                  1,699

   Investments in the Salomon Brothers Variable Series Funds Sub-Account:
         Capital                                                                      408

   Investments in The Universal Institutional Funds, Inc. Sub-Account:
         Van Kampen UIF High Yield (e)                                             27,337

   Investments in the Van Kampen Life Investment Trust Sub-Accounts:
         LIT Comstock                                                           1,551,375
         LIT Domestic Income (f)                                                  200,362
         LIT Emerging Growth                                                    1,079,169
         LIT Government                                                         1,176,322
         LIT Money Market                                                       2,390,811

   Investments in the Van Kampen Life Investment Trust (Class II)
      Sub-Accounts:
         LIT Growth and Income (Class II)                                          12,988
                                                                             -------------

                                                                             $ 26,954,013
                                                                             =============

   (d) Previously know as Total Return Bond

   (e) Previously know as UIF High Yield

   (f) On May 1, 2002 the LIT Domestic Income Sub-Account merged into the LIT Government Sub-Account

5. FINANCIAL HIGHLIGHTS

   The accumulation unit value, the investment income ratio, the expense ratio assessed by Allstate, and the total return is presented for each sub-account. As explained in Note 3, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets.

   ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

      * INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

      ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

      *** TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

          Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

(unaudited)

                                                                                         SelectDirections
                                                              --------------------------------------------------------------------

                                                              At September 30, 2002   For the nine months ended September 30, 2002
                                                              ---------------------   --------------------------------------------

                                                                  Accumulation          Investment       Expense           Total
                                                                   Unit Value          Income Ratio*     Ratio**         Return***
                                                              ---------------------   --------------    ----------      ----------
   Investments in the AIM Variable Insurance Funds
      Sub-Accounts:
         AIM V. I. Capital Appreciation                                 $     6.62            0.00 %        1.25 %        -28.89 %
         AIM V. I. Core Equity (a)                                            6.28            0.00          1.25          -21.14
         AIM V. I. Diversified Income                                        10.05            0.00          1.25           -1.26
         AIM V. I. International Growth (b)                                   6.52            0.00          1.25          -20.07
         AIM V. I. Premier Equity (c)                                         5.63            0.00          1.25          -35.21

   Investments in the Fidelity Variable Insurance Products
      Fund Sub-Accounts:
         VIP Contrafund                                                       8.16            0.79          1.25          -11.38
         VIP Growth                                                           5.76            0.25          1.25          -35.16
         VIP High Income                                                      6.48            9.86          1.25           -4.43
         VIP Index 500                                                        6.17            1.24          1.25          -28.95
         VIP Investment Grade Bond                                           12.60            3.26          1.25            6.36
         VIP Overseas                                                         6.16            0.80          1.25          -23.90

   (a) Previously known as AIM V.I. Growth and Income

   (b) Previously known as AIM V.I. International Equity

   (c) Previously known as AIM V.I. Value

                                       43

(unaudited)
                                                                                     SelectDirections (continued)
                                                              --------------------------------------------------------------------

                                                              At September 30, 2002   For the nine months ended September 30, 2002
                                                              ---------------------   --------------------------------------------

                                                                  Accumulation          Investment        Expense          Total
                                                                   Unit Value          Income Ratio*      Ratio**        Return***
                                                              ---------------------   --------------    ----------      ----------
   Investments in MFS Variable Insurance Trust Sub-Accounts:
         MFS Bond                                                        $    12.07           5.96 %        1.25 %          4.80 %
         MFS High Income                                                       9.21           7.74          1.25           -2.31
         MFS Investors Trust                                                   6.31           0.62          1.25          -26.41
         MFS New Discovery                                                     9.50           0.00          1.25          -32.59

   Investments in the Oppenheimer Variable Account Funds
      Sub-Accounts:
         Oppenheimer Bond                                                     11.78           6.96          1.25            5.43
         Oppenheimer Capital Appreciation                                      7.38           0.61          1.25          -32.66
         Oppenheimer Global Securities                                         9.58           0.56          1.25          -24.91
         Oppenheimer High Income                                               8.87           9.91          1.25           -7.94
         Oppenheimer Main Street Small Cap Growth                             10.39           0.00          1.25          -17.25

   Investments in the Van Kampen Life Investment Trust
      Sub-Accounts:
         LIT Comstock                                                          8.61           0.81          1.25          -28.27
         LIT Emerging Growth                                                   7.24           0.35          1.25          -31.26
         LIT Government                                                       10.61           0.00          1.25            6.11
         LIT Money Market                                                     10.87           0.91          1.25            0.02

                                       44

(unaudited)
                                                                       SelectDirections with Enhanced Death Benefit Rider
                                                              --------------------------------------------------------------------

                                                              At September 30, 2002   For the nine months ended September 30, 2002
                                                              ---------------------   --------------------------------------------

                                                                  Accumulation          Investment       Expense           Total
                                                                   Unit Value          Income Ratio*      Ratio**        Return***
                                                              ---------------------   --------------    ----------      ----------
   Investments in the AIM Variable Insurance Funds
      Sub-Accounts:
         AIM V. I. Capital Appreciation                                  $     6.58           0.00 %        1.45 %        -29.00 %
         AIM V. I. Core Equity (a)                                             6.24           0.00          1.45          -21.26
         AIM V. I. Diversified Income                                          9.99           0.00          1.45           -1.40
         AIM V. I. International Growth (b)                                    6.47           0.00          1.45          -20.19
         AIM V. I. Premier Equity (c)                                          5.60           0.00          1.45          -35.31

   Investments in the Fidelity Variable Insurance Products
      Fund Sub-Accounts:
         VIP Contrafund                                                        8.11           0.79          1.45          -11.52
         VIP Growth                                                            5.72           0.25          1.45          -35.26
         VIP High Income                                                       6.44           9.86          1.45           -4.58
         VIP Index 500                                                         6.13           1.24          1.45          -29.05
         VIP Investment Grade Bond                                            12.52           3.26          1.45            6.21
         VIP Overseas                                                          6.12           0.80          1.45          -24.01

   Investments in MFS Variable Insurance Trust Sub-Accounts:
         MFS Bond                                                             12.00           5.96          1.45            4.65
         MFS High Income                                                       9.15           7.74          1.45           -2.45
         MFS Investors Trust                                                   6.27           0.62          1.45          -26.52
         MFS New Discovery                                                     9.44           0.00          1.45          -32.69

   Investments in the Oppenheimer Variable Account Funds
      Sub-Accounts:
         Oppenheimer Bond                                                     11.71           6.96          1.45            5.27
         Oppenheimer Capital Appreciation                                      7.34           0.61          1.45          -32.76
         Oppenheimer Global Securities                                         9.52           0.56          1.45          -25.02
         Oppenheimer High Income                                               8.81           9.91          1.45           -8.08
         Oppenheimer Main Street Small Cap Growth                             10.32           0.00          1.45          -17.37

   Investments in the Van Kampen Life Investment Trust
      Sub-Accounts:
         LIT Comstock                                                          8.55           0.81          1.45          -28.37
         LIT Emerging Growth                                                   7.19           0.35          1.45          -31.36
         LIT Government                                                       10.60           0.00          1.45            6.02
         LIT Money Market                                                     10.80           0.91          1.45           -0.13

   (a) Previously known as AIM V.I. Growth and Income

   (b) Previously known as AIM V.I. International Equity

   (c) Previously known as AIM V.I. Value

                                       45

(unaudited)
                                                                 SelectDirections with Enhanced Death and Income Benefit Rider
                                                              --------------------------------------------------------------------

                                                              At September 30, 2002   For the nine months ended September 30, 2002
                                                              ---------------------   --------------------------------------------

                                                                   Accumulation         Investment       Expense           Total
                                                                    Unit Value         Income Ratio*     Ratio**         Return***
                                                              ---------------------   --------------    ----------      ----------
   Investments in the AIM Variable Insurance Funds
      Sub-Accounts:
         AIM V. I. Capital Appreciation                                  $     6.53           0.00 %        1.65 %        -29.11 %
         AIM V. I. Core Equity (a)                                             6.20           0.00          1.65          -21.37
         AIM V. I. International Growth (b)                                    6.43           0.00          1.65          -20.31
         AIM V. I. Premier Equity (c)                                          5.56           0.00          1.65          -35.41

   Investments in the Fidelity Variable Insurance Products
      Fund Sub-Accounts:
         VIP Contrafund                                                        8.06           0.79          1.65          -11.65
         VIP Growth                                                            5.68           0.25          1.65          -35.35
         VIP Index 500                                                         6.09           1.24          1.65          -29.16
         VIP Investment Grade Bond                                            12.44           3.26          1.65            6.05

   Investments in MFS Variable Insurance Trust Sub-Accounts:
         MFS Bond                                                             11.92           5.96          1.65            4.49
         MFS High Income                                                       9.09           7.74          1.65           -2.60
         MFS Investors Trust                                                   6.23           0.62          1.65          -37.67
         MFS New Discovery                                                     9.38           0.00          1.65          -32.80

   Investments in the Oppenheimer Variable Account Funds
      Sub-Accounts:
         Oppenheimer Bond                                                     11.63           6.96          1.65            5.12
         Oppenheimer Capital Appreciation                                      7.29           0.61          1.65          -32.86
         Oppenheimer Global Securities                                         9.46           0.56          1.65          -25.13
         Oppenheimer Main Street Small Cap Growth                             10.26           0.00          1.65          -17.50

   Investments in the Van Kampen Life Investment Trust
      Sub-Accounts:
         LIT Comstock                                                          8.50           0.81          1.65          -28.48
         LIT Emerging Growth                                                   7.15           0.35          1.65          -31.46
         LIT Government                                                       10.59           0.00          1.65            5.93
         LIT Money Market                                                     10.73           0.91          1.65           -0.28

   (a) Previously known as AIM V.I. Growth and Income

   (b) Previously known as AIM V.I. International Equity

   (c) Previously known as AIM V.I. Value

                                       46

(unaudited)
                                                                          Allstate Financial Personal Retirement Manager
                                                               --------------------------------------------------------------------

                                                               At September 30, 2002   For the nine months ended September 30, 2002
                                                               ---------------------   --------------------------------------------

                                                                    Accumulation         Investment       Expense           Total
                                                                     Unit Value         Income Ratio*     Ratio**         Return***
                                                               ---------------------   --------------    ----------      ----------
   Investments in the AIM Variable Insurance Funds
      Sub-Account:
         AIM V. I. Dent Demographics                                      $     7.91           0.00 %        1.50 %        -36.50 %

   Investments in the Fidelity Variable Insurance Products
      Fund (Service Class 2) Sub-Accounts:
         VIP Equity-Income (Service Class 2)                                    8.20           0.58          1.50          -25.09
         VIP Investment Grade Bond (Service Class 2)                           10.54           1.88          1.50            5.97
         VIP Overseas (Service Class 2)                                         8.33           0.88          1.50          -24.24

   Investments in the Janus Aspen Series Sub-Accounts:
         Global Value (Service Shares)                                          9.91           1.41          1.50           -0.92
         Worldwide Growth (Service Shares)                                      8.01           0.69          1.50          -19.89

   Investments in the Lazard Retirement Series, Inc.
      Sub-Account:
         Emerging Markets                                                      10.59           0.00          1.50          -12.43

   Investments in the LSA Variable Series Trust Sub-Accounts:
         LSA Aggressive Growth                                                  7.96           0.00          1.50          -30.67
         LSA Balanced                                                           7.45           0.00          1.50          -26.86
         LSA Basic Value                                                        8.22           0.00          1.50          -28.33
         LSA Blue Chip                                                          7.76           0.00          1.50          -30.83
         LSA Capital Appreciation                                               8.46           0.00          1.50          -33.28
         LSA Disciplined Equity                                                 7.58           0.00          1.50          -31.63
         LSA Diversified Mid Cap                                                9.07           0.00          1.50          -23.78
         LSA Emerging Growth Equity                                             7.04           0.00          1.50          -46.56
         LSA Focused Equity                                                     7.30           0.00          1.50          -34.28
         LSA Growth Equity                                                      7.61           0.00          1.50          -30.98
         LSA Mid Cap Value                                                      9.90           0.00          1.50           -1.04
         LSA Value Equity                                                       7.60           0.00          1.50          -31.35

   Investments in MFS Variable Insurance Trust (Service Class)
      Sub-Account:
         MFS New Discovery (Service Class)                                      8.63           0.00          1.50          -32.83
         MFS Utilities (Service Class)                                          7.01           2.53          1.50          -29.94

   Investments in the OCC Accumulation Trust Sub-Accounts:
         OCC Science and Technology                                             6.39           0.00          1.50          -59.29
         OCC Small Cap                                                          9.09           0.00          1.50          -24.43

                                       47

(unaudited)
                                                                     Allstate Financial Personal Retirement Manager (continued)
                                                              ----------------------------------------------------------------------

                                                              At September 30, 2002    For the nine months ended September 30, 2002
                                                              ---------------------   ---------------------------------------------

                                                                   Accumulation         Investment         Expense          Total
                                                                    Unit Value         Income Ratio*       Ratio**        Return***
                                                              ---------------------   --------------      ----------     ----------
   Investments in the Oppenheimer Variable Account Funds
      (Service Class) Sub-Account:
         Oppenheimer Main Street Small Cap Growth
           (Service Class)                                               $     9.85           0.00 %          1.50 %       -17.50 %

   Investments in the PIMCO Variable Insurance Trust
      Sub-Accounts:
         Foreign Bond                                                         10.55           1.27            1.50           4.81
         Money Market                                                         10.02           1.35            1.50          -0.01
         Total Return (c)                                                     10.49           1.34            1.50           5.21

   Investments in the Putnam Variable Trust Sub-Accounts:
         VT High Yield                                                         9.83           7.80            1.50          -6.71
         VT International Growth and Income                                    8.82           0.53            1.50         -18.92

   Investments in the Rydex Variable Trust Sub-Account:
         Rydex OTC                                                             6.97           0.00            1.50         -30.25

   Investments in the Salomon Brothers Variable Series Funds
      Sub-Account:
         Capital                                                               7.38           0.00            1.50         -33.74

   Investments in The Universal Institutional Funds, Inc.
      Sub-Account:
         Van Kampen UIF High Yield (e)                                         9.05           0.00            1.50         -13.59

   Investments in the Van Kampen Life Investment Trust
    (Class II) Sub-Accounts:
         LIT Growth and Income (Class II)                                      8.39           0.77            1.50         -16.11

   (d) Previously know as Total Return Bond

   (e) Previously know as UIF High Yield

                                       48

                      Pro Forma Statements of Net Assets of
     Allstate Financial Advisors Separate Account I as of September 30, 2002


     On September 11, 2002, the boards of directors of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiary, Northbrook Life Insurance Company ("NLIC"), approved the merger of NLIC into ALIC ("Merger"). ALIC and NLIC expect to consummate the Merger on or about January 1, 2003. ALIC will be the surviving legal entity and NLIC will cease to exist as an independent entity as a result of the Merger. In conjunction with the Merger, NLIC's Northbrook Variable Annuity Account ("VA I") and Northbrook Variable Annuity Account II ("VA II") will merge with the Allstate Financial Advisors Separate Account I ("AFA I" and, together with VA I and VA II, the "Separate Accounts").

     The merger of VA I and VA II with AFA I will be accomplished by moving the variable sub-accounts from VA I and VA II into AFA I. As of September 30, 2002, the eleven variable sub-accounts of VA I are invested in the same underlying mutual fund portfolios as eleven of the 53 sub-accounts of VA II. Six other variable sub-accounts of VA II are invested in the same underlying mutual funds as six of the 59 sub-accounts of AFA I. Allstate will combine the overlapping seventeen sub-accounts that invest in the following underlying mutual fund portfolios:

     AIM Variable Insurance Funds
         AIM V.I. Capital Appreciation
         AIM V.I. Premier Equity
     LSA Variable Series Trust
         LSA Aggressive Growth
     Van Kampen Life Investment Trust
         LIT Comstock
         LIT Emerging Growth
     Van Kampen Life Investment Trust (Class II)
         LIT Emerging Growth (Class II)
     Morgan Stanley Variable Investment Series
         Dividend Growth
         Equity
         European Growth
         Global Dividend Growth
         High Yield
         Income Builder
         Money Market
         Pacific Growth
         Quality Income Plus
         Strategist
         Utilities

     The other 106 sub-accounts will remain separate.

     Information describing the effects of the Merger is presented in the following paragraph and in the accompanying Pro Forma Statements of Net Assets which gives effect to the Merger as if it had occurred on September 30, 2002.

      Upon the Merger, AFA I will succeed to the assets of the 64 variable sub-accounts of NLIC. The merger of the Separate Accounts, including the combination of overlapping sub-accounts, is strictly additive and requires no adjustments. The fair value and the nature of the contract owners' interest in the sub-accounts will not change as a result of the Merger. Specifically, the investments at fair value of the sub-accounts in each of the Separate Accounts will be summed to represent the investments at fair value of the sub-accounts in AFA I post-merger as illustrated in the Pro Forma Statements of Net Assets below.

     The statements of operations for each of the 17 combined variable sub accounts Separate Accounts will represent the results of operations on a combined basis in AFA I post-merger. Sub-accounts that do not exist pre-merger in AFA I will become part of AFA I post-merger and retain the same investments at fair value.

     The information in the Pro Forma Statements of Net Assets has been derived from and should be read in conjunction with the financial statements for each of the Separate Accounts as of December 31, 2001 and the interim financial statements as of September 30, 2002 contained in this Statement of Additional Information. The pro forma disclosure is presented for illustrative purposes only and is indicative of the net assets of AFA I had the Merger been consummated on September 30, 2002. However, the pro forma information is not intended to be indicative of AFA I's future net assets.


                                                  Pro Forma Statements of Net Assets
                                                       As of September 30, 2002

                                                       Pre-Merger                             Post-Merger
                                --------------------------------------------------------- ---------------------
Fund/Portfolio                      Allstate          Northbrook          Northbrook       Allstate Financial
                                   Financial       Variable Annuity    Variable Annuity    Advisors Separate
                                    Advisors           Account            Account II           Account I
                                    Separate
                                   Account I
                                ----------------- ------------------- ------------------- ---------------------
AIM Variable Insurance Funds
   AIM V.I. Capital
     Appreciation                 $    3,085,507  $                   $       19,455,753  $         22,541,260
   AIM V.I. Core Equity                2,392,971                                                     2,392,971
   AIM V.I. Dent Demographics             14,877                                                        14,877
   AIM V.I. Diversified Income         1,002,486                                                     1,002,486
   AIM V.I. International
     Growth                            1,058,578                                                     1,058,578
   AIM V.I. Premier Equity             1,887,783                              41,773,831            43,661,614
   AIM V.I. Growth                                                             9,011,311             9,011,311
Fidelity Variable Insurance
Products Fund
   VIP Contrafund                      4,061,591                                                     4,061,591
   VIP Growth                          3,304,291                                                     3,304,291
   VIP High Income                       658,569                                                       658,569
   VIP Index 500                       3,932,938                                                     3,932,938
   VIP Investment Grade Bond           4,478,500                                                     4,478,500
   VIP Overseas                        1,163,143                                                     1,163,143
Fidelity Variable Insurance
Products Fund (Service Class
2)
   VIP Equity-Income
     (Service Class 2)                     6,592                                                         6,592
   VIP Investment Grade Bond
     (Service Class 2)                    36,517                                                        36,517
   VIP Overseas (Service
     Class 2)                              3,038                                                         3,038
Janus Aspen Series
   Global Value (Service
     Shares)                               5,394                                                         5,394
   Worldwide Growth (Service
     Shares)                               7,252                                                         7,252
Lazard Retirement Series, Inc.
   Emerging Markets                        4,709                                                         4,709
LSA Variable Series Trust
   LSA Aggressive Growth               1,649,849                               1,191,256             2,841,105
   LSA Balanced                        4,262,115                                                     4,262,115
   LSA Basic Value                     1,750,449                                                     1,750,449
   LSA Blue Chip                       1,695,174                                                     1,695,174
   LSA Capital Appreciation            2,004,567                                                     2,004,567
   LSA Disciplined Equity              6,062,385                                                     6,062,385
   LSA Diversified Mid Cap             2,330,146                                                     2,330,146
   LSA Emerging Growth Equity          2,718,402                                                     2,718,402
   LSA Focused Equity                  2,992,274                                                     2,992,274
   LSA Growth Equity                   3,310,976                                                     3,310,976
   LSA Mid Cap Value                   2,236,810                                                     2,236,810
   LSA Value Equity                    4,102,316                                                     4,102,316
MFS Variable Insurance Trust
   MFS Bond                            2,188,262                                                     2,188,262
   MFS High Income                       428,464                                                       428,464
   MFS Investors Trust                 1,711,097                                                     1,711,097
   MFS New Discovery                   2,434,591                                                     2,434,591
MFS Variable Insurance Trust
(Service Class)
   MFS New Discovery (Service
     Class)                                8,884                                                         8,884
   MFS Utilities (Service
     Class)                                   79                                                            79
OCC Accumulation Trust
   OCC Science and Technology                761                                                           761
   OCC Small Cap                             723                                                           723
Oppenheimer Variable Account
Funds
   Oppenheimer Bond                    7,063,454                                                     7,063,454
   Oppenheimer Capital
     Appreciation                      5,535,809                                                     5,535,809
   Oppenheimer Global
     Securities                        5,103,118                                                     5,103,118
   Oppenheimer High Income             1,536,840                                                     1,536,840
   Oppenheimer Main Street
     Small Cap Growth                  2,136,300                                                     2,136,300
Oppenheimer Variable Account
Funds (Service Class)
   Oppenheimer International
     Growth (Service Class)
   Oppenheimer Main Street
     Small Cap Growth
     (Service Class)                       9,933                                                         9,933
PIMCO Variable Insurance Trust
   Foreign Bond                           21,847                                                        21,847
   Money Market                            6,807                                                         6,807
   Total Return                           21,308                                                        21,308
Putnam Variable Trust
   VT High Yield                          32,741                                                        32,741
   VT International Growth
     and Income                            2,989                                                         2,989
Rydex Variable Trust
   Rydex OTC                                 981                                                           981
Solomon Brothers Variable
Series Funds
   Capital                                 3,736                                                         3,736
The Universal Institutional
Funds, Inc.
   Van Kampen UIF High Yield              26,865                                                        26,865
   UIF Emerging Markets Equity                                                18,763,737            18,763,737
   UIF Equity Growth                                                          46,165,801            46,165,801
   UIF International Magnum                                                   16,476,670            16,476,670
   UIF Mid Cap Growth                                                          3,663,867             3,663,867
   UIF Mid Cap Value                                                          66,459,606            66,459,606
   UIF U.S. Real Estate                                                       43,874,583            43,874,583
Van Kampen Life Investment
Trust
   LIT Comstock                        3,114,858                              12,911,102            16,025,960
   LIT Domestic Income
   LIT Emerging Growth                 3,185,046                              88,832,846            92,017,892
   LIT Government                      1,208,761                                                     1,208,761
   LIT Money Market                    4,344,395                                                     4,344,395
Van Kampen Life Investment
Trust (Class II)
   LIT Emerging Growth (Class
     II)                                   6,213                              22,818,108            22,824,321
   LIT Comstock (Class II)                                                    20,472,451            20,472,451
Morgan Stanley Variable
Investment Series
   Aggressive Equity                                                          40,083,951            40,083,951
   Dividend Growth                                        15,637,833         757,238,033           772,875,866
   Equity                                                 23,213,475         591,142,822           614,356,297
   European Growth                                         3,680,415         177,523,375           181,203,790
   Global Advantage                                                           20,989,202            20,989,202
   Global Dividend Growth                                  2,071,014         183,750,244           185,821,258
   High Yield                                              2,198,476          42,845,374            45,043,850
   Income Builder                                            240,946          45,456,677            45,697,623
   Information                                                                 1,383,603             1,383,603
   Limited Duration                                                           68,144,817            68,144,817
   Money Market                                           11,552,840         443,993,834           455,546,674
   Pacific Growth                                            307,099          19,738,882            20,045,981
   Quality Income Plus                                     9,138,604         400,912,089           410,050,693
   S&P 500 Index                                                              98,992,250            98,992,250
   Strategist                                             15,377,111         337,349,969           352,727,080
   Utilities                                               4,179,117         167,411,430           171,590,547
Morgan Stanley Variable
Investment Series (Class Y
Shares)
   Aggressive Equity (Class Y
     Shares)                                                                  16,426,316            16,426,316
   Dividend Growth (Class Y
     Shares)                                                                  61,229,269            61,229,269
   Equity (Class Y Shares)                                                    58,711,958            58,711,958
   European Growth (Class Y
     Shares)                                                                  19,260,366            19,260,366
   Global Advantage (Class Y
     Shares)                                                                   4,628,295             4,628,295
   Global Dividend Growth
     (Class Y Shares)                                                         16,836,180            16,836,180
   High Yield (Class Y Shares)                                                 8,791,433             8,791,433
   Income Builder (Class Y
     Shares)                                                                  11,056,440            11,056,440
   Information (Class Y
     Shares)                                                                   4,379,322             4,379,322
   Limited Duration (Class Y
     Shares)                                                                  56,307,056            56,307,056
   Money Market (Class Y
     Shares)                                                                 123,440,214           123,440,214
   Pacific Growth (Class Y
     Shares)                                                                   2,249,103             2,249,103
   Quality Income Plus (Class
     Y Shares)                                                                85,990,566            85,990,566
   S&P 500 Index (Class Y
     Shares)                                                                  51,634,373            51,634,373
   Strategist (Class Y Shares)                                                50,640,895            50,640,895
   Utilities (Class Y Shares)                                                 17,497,664            17,497,664
Alliance Variable Product
Series Fund
   Alliance Growth                                                            11,654,074            11,654,074
   Alliance Growth & Income                                                  121,281,440           121,281,440
   Alliance Premier Growth                                                    26,930,654            26,930,654
Putnam Variable Trust
   VT Growth and Income                                                       27,826,264            27,826,264
   VT International Growth                                                    41,153,153            41,153,153
   VT Small Cap Value                                                         13,149,269            13,149,269
   VT Voyager                                                                 30,367,338            30,367,338
                                   --------------     ---------------    ----------------    ------------------
              Total net assets  $    102,355,061  $       87,596,930  $    4,670,269,116  $      4,860,221,107
                                   ==============     ===============    ================    ==================


                                    --------------------------------------------

                                    NORTHBROOK VARIABLE
                                    ANNUITY ACCOUNT

                                    FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
                                    AND FOR THE PERIODS ENDED DECEMBER 31, 2001
                                    AND DECEMBER 31, 2000, AND INDEPENDENT
                                    AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Northbrook Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Northbrook Variable Annuity Account (the "Account") as of December 31, 2001, the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001 by correspondence with the Account's custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Northbrook Variable Annuity Account as of December 31, 2001, the results of operations for the period then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 8, 2002

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2001
--------------------------------------------------------------------------------


                                                       Morgan Stanley Variable Investment Series Sub-Accounts
                                             ------------------------------------------------------------------------
                                                                                                             Global
                                                Capital       Dividend                      European        Dividend
                                                 Growth        Growth         Equity         Growth          Growth
                                             ------------   ------------   ------------   ------------   ------------
ASSETS
Investments at fair value                    $  1,749,630   $ 24,537,469   $ 36,052,070   $  6,481,931   $  3,013,546
                                             ------------   ------------   ------------   ------------   ------------
      Total assets                           $  1,749,630   $ 24,537,469   $ 36,052,070   $  6,481,931   $  3,013,546
                                             ============   ============   ============   ============   ============

NET ASSETS
Accumulation units                           $  1,749,630   $ 24,013,693   $ 35,701,111   $  6,348,863   $  2,992,298
Contracts in payout (annuitization) period             --        523,776        350,959        133,068         21,248
                                             ------------   ------------   ------------   ------------   ------------
      Total net assets                       $  1,749,630   $ 24,537,469   $ 36,052,070   $  6,481,931   $  3,013,546
                                             ============   ============   ============   ============   ============

FUND SHARE INFORMATION
      Number of shares                            128,084      1,820,287      1,591,000        387,907        262,733
                                             ============   ============   ============   ============   ============
      Cost                                   $  2,445,318   $ 25,671,678   $ 47,088,248   $  8,255,289   $  3,153,193
                                             ============   ============   ============   ============   ============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2001
--------------------------------------------------------------------------------

                                                            Morgan Stanley Variable Investment Series Sub-Accounts
                                             -------------------------------------------------------------------------
                                                                                                            Quality
                                                 High         Income          Money         Pacific         Income
                                                Yield         Builder         Market        Growth           Plus
                                             ------------   ------------   ------------   ------------   -------------
ASSETS
Investments at fair value                    $  2,965,671   $    167,491   $ 13,278,753   $    512,931   $ 10,642,961
                                             ------------   ------------   ------------   ------------   -------------
      Total assets                           $  2,965,671   $    167,491   $ 13,278,753   $    512,931   $ 10,642,961
                                             ============   ============   ============   ============   =============

NET ASSETS
Accumulation units                           $  2,904,340   $    167,491   $ 12,995,700   $    509,037   $ 10,397,145
Contracts in payout (annuitization) period         61,331             --        283,053          3,894        245,816
                                             ------------   ------------   ------------   ------------   -------------
      Total net assets                       $  2,965,671   $    167,491   $ 13,278,753   $    512,931   $ 10,642,961
                                             ============   ============   ============   ============   =============

FUND SHARE INFORMATION
      Number of shares                          2,229,828         15,786     13,278,753        128,877      1,008,811
                                             ============   ============   ============   ============   =============
      Cost                                   $ 10,490,119   $    176,757   $ 13,278,753   $    563,369   $ 10,318,872
                                             ============   ============   ============   ============   =============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2001
--------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                               Investment Series Sub-Accounts
                                              --------------------------------
                                                  Strategist     Utilities
                                              ---------------- ---------------
ASSETS
Investments at fair value                       $ 21,124,419   $  7,955,033
                                              ---------------- ---------------
      Total assets                              $ 21,124,419   $  7,955,033
                                              ================ ===============

NET ASSETS
Accumulation units                              $ 20,648,017   $  7,524,601
Contracts in payout (annuitization) period           476,402        430,432
                                              ---------------- ---------------
      Total net assets                          $ 21,124,419   $  7,955,033
                                              ================ ===============

FUND SHARE INFORMATION
      Number of shares                             1,515,382        540,057
                                              ================ ===============
      Cost                                      $ 19,977,094   $  8,016,356
                                              ================ ===============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

                                                                        Morgan Stanley Variable Investment Series Sub-Accounts
                                                     -------------------------------------------------------------------------------
                                                                                                                          Global
                                                        Capital         Dividend                         European        Dividend
                                                        Growth           Growth           Equity          Growth          Growth
                                                     -------------   --------------   --------------   ------------   --------------
NET INVESTMENT INCOME
Dividends                                            $     14,392    $     525,287    $     241,718    $    94,971    $     95,989
Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                          (25,005)        (290,189)        (448,777)       (79,797)        (35,227)
                                                     -------------   --------------   --------------   ------------   --------------
            Net investment income                         (10,613)         235,098         (207,059)        15,174          60,762
                                                     -------------   --------------   --------------   ------------   --------------

NET REALIZED AND UNREALIZED GAINS
      (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
      Proceeds from sales                               1,385,282        8,673,031       13,022,817      2,893,029       1,014,068
      Cost of investments sold                          1,697,233        8,665,331       14,645,041      3,419,675       1,029,242
                                                     -------------   --------------   --------------   ------------   --------------
            Realized gains (losses) on fund shares       (311,951)           7,700       (1,622,224)      (526,646)        (15,174)

Realized gain distributions                               180,042               --        9,844,919      1,502,257          41,349
                                                     -------------   --------------   --------------   ------------   --------------
            Net realized gains (losses)                  (131,909)           7,700        8,222,695        975,611          26,175

Change in unrealized gains (losses)                      (747,995)      (2,065,326)     (24,940,795)    (2,849,716)       (370,470)
                                                     -------------   --------------   --------------   ------------   --------------
            Net realized and unrealized gains
                 (losses) on investments                 (879,904)      (2,057,626)     (16,718,100)    (1,874,105)       (344,295)
                                                     -------------   --------------   --------------   ------------   --------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $   (890,517)   $  (1,822,528)   $ (16,925,159)   $(1,858,931)   $   (283,533)
                                                     =============   ==============   ==============   ============   ==============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

                                                                      Morgan Stanley Variable Investment Series Sub-Accounts
                                                     ------------------------------------------------------------------------------
                                                                                                                         Quality
                                                          High           Income           Money          Pacific         Income
                                                          Yield          Builder          Market          Growth          Plus
                                                     -------------   -------------   -------------   -------------   -------------
NET INVESTMENT INCOME
Dividends                                            $    782,541    $      7,501    $    493,811    $     10,816    $    664,865
Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                          (44,411)         (1,759)       (135,457)         (8,105)       (112,631)
                                                     -------------   -------------   -------------   -------------   -------------
            Net investment income                         738,130           5,742         358,354           2,711         552,234
                                                     -------------   -------------   -------------   -------------   -------------

NET REALIZED AND UNREALIZED GAINS
      (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
      Proceeds from sales                               1,943,683         235,346       9,006,901       2,578,878       3,353,797
      Cost of investments sold                          4,906,478         237,847       9,006,901       3,118,373       3,297,263
                                                     -------------   -------------   -------------   -------------   -------------
            Realized gains (losses) on fund shares     (2,962,795)         (2,501)             --        (539,495)         56,534

Realized gain distributions                                    --              --              --              --              --
                                                     -------------   -------------   -------------   -------------   -------------
            Net realized gains (losses)                (2,962,795)         (2,501)             --        (539,495)         56,534

Change in unrealized gains (losses)                       507,505          (5,167)             --         282,579         270,154
                                                     -------------   -------------   -------------   -------------   -------------
            Net realized and unrealized gains
                 (losses) on investments               (2,455,290)         (7,668)             --        (256,916)        326,688
                                                     -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $ (1,717,160)   $     (1,926)   $    358,354    $   (254,205)   $    878,922
                                                     =============   =============   =============   =============   =============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

                                                        Morgan Stanley Variable
                                                    Investment Series Sub-Accounts
                                                    ------------------------------

                                                      Strategist        Utilities
                                                    ---------------  -------------
NET INVESTMENT INCOME
Dividends                                            $    654,981    $    257,134
Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                         (257,934)       (117,634)
                                                    ---------------  -------------
            Net investment income                         397,047         139,500
                                                    ---------------  -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
      Proceeds from sales                               7,616,477       5,002,946
      Cost of investments sold                          6,809,282       4,103,639
                                                    ---------------  -------------
            Realized gains (losses) on fund shares        807,195         899,307

Realized gain distributions                             1,117,527         744,855
                                                    ---------------  -------------
            Net realized gains (losses)                 1,924,722       1,644,162

Change in unrealized gains (losses)                    (5,637,425)     (5,344,875)
                                                    ---------------  -------------
            Net realized and unrealized gains
                 (losses) on investments               (3,712,703)     (3,700,713)
                                                    ---------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $ (3,315,656)   $ (3,561,213)
                                                    ===============  =============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------

                                                                  Morgan Stanley Variable Investment Series Sub-Accounts
                                               -------------------------------------------------------------------------------------

                                                    Capital Growth             Dividend Growth                    Equity
                                               ------------------------- --------------------------- -------------------------------

                                                   2001          2000         2001          2000          2001              2000
                                               ------------ ------------ ------------- ------------- --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                   $   (10,613) $   (38,847) $    235,098  $    369,308  $    (207,059)  $    (279,163)
Net realized gains (losses)                       (131,909)     871,361         7,700     8,863,764      8,222,695      16,386,951
Change in unrealized gains (losses)               (747,995)    (817,909)   (2,065,326)   (9,038,463)   (24,940,795)    (26,627,520)
                                               ------------ ------------ ------------- ------------- --------------  ---------------
Increase (decrease) in net assets
      from operations                             (890,517)      14,605    (1,822,528)      194,609    (16,925,159)    (10,519,732)
                                               ------------ ------------ ------------- ------------- --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                               560        8,752        12,378        15,974         14,152          99,506
Benefit payments                                   (23,946)     (24,003)     (727,820)     (633,252)      (389,638)       (767,991)
Payments on termination                           (794,025)    (553,245)   (6,585,092)   (9,245,517)    (8,799,736)     (9,296,785)
Contract maintenance charge                           (450)      (1,588)       (7,242)      (14,751)        (5,789)        (21,327)
Transfers among the sub-accounts
      and with the Fixed Account - net            (182,205)     821,532       408,554    (4,960,821)    (1,452,119)      3,270,557
                                               ------------ ------------ ------------- ------------- --------------  ---------------
Increase (decrease) in net assets
      from capital transactions                 (1,000,066)     251,448    (6,899,222)  (14,838,367)   (10,633,130)     (6,716,040)
                                               ------------ ------------ ------------- ------------- --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS               (1,890,583)     266,053    (8,721,750)  (14,643,758)   (27,558,289)    (17,235,772)

NET ASSETS AT BEGINNING OF PERIOD                3,640,213    3,374,160    33,259,219    47,902,977     63,610,359      80,846,131
                                               ------------ ------------ ------------- ------------- --------------  ---------------
NET ASSETS AT END OF PERIOD                    $ 1,749,630  $ 3,640,213  $ 24,537,469  $ 33,259,219  $  36,052,070   $  63,610,359
                                               ============ ============ ============= ============= ==============  ===============

UNITS OUTSTANDING
      Units outstanding at beginning of period     112,379      104,451     1,054,611     1,583,594        547,922         604,315
        Units issued                                14,404       62,793        67,241        75,017         35,203          96,309
        Units redeemed                             (52,743)     (54,865)     (292,242)     (604,000)      (154,060)       (152,702)
                                               ------------ ------------ ------------- ------------- --------------  ---------------
      Units outstanding at end of period            74,040      112,379       829,610     1,054,611        429,065         547,922
                                               ============ ============ ============= ============= ==============  ===============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------

                                                               Morgan Stanley Variable Investment Series Sub-Accounts
                                                ------------------------------------------------------------------------------------

                                                       European Growth         Global Dividend Growth            High Yield
                                                ---------------------------- ------------------------- -----------------------------

                                                     2001          2000          2001         2000          2001           2000
                                                -------------- ------------- ------------ ------------ ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                    $      15,174  $    (47,171) $     60,762 $   (16,291) $    738,130  $    1,529,107
Net realized gains (losses)                           975,611     2,594,845        26,175     573,058    (2,962,795)     (2,034,374)
Change in unrealized gains (losses)                (2,849,716)   (3,290,172)     (370,470)   (841,320)      507,505      (2,437,622)
                                                -------------- ------------- ------------ ------------ ------------- ---------------
Increase (decrease) in net assets
      from operations                              (1,858,931)     (742,498)     (283,533)   (284,553)   (1,717,160)     (2,942,889)
                                                -------------- ------------- ------------ ------------ ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                   --         6,672        10,470       8,401         7,799          33,165
Benefit payments                                      (59,553)     (149,514)      (48,046)    (65,934)     (101,094)       (169,752)
Payments on termination                            (1,378,102)   (1,866,062)     (829,942)   (985,709)     (823,988)     (1,483,439)
Contract maintenance charge                              (531)       (3,286)         (809)     (1,878)       (3,567)         (5,552)
Transfers among the sub-accounts
      and with the Fixed Account - net               (390,137)      185,413        26,869    (726,908)     (232,164)     (1,379,459)
                                                -------------- ------------- ------------ ------------ ------------- ---------------
Increase (decrease) in net assets
      from capital transactions                    (1,828,323)   (1,826,777)     (841,458) (1,772,028)   (1,153,014)     (3,005,037)
                                                -------------- ------------- ------------ ------------ ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS                  (3,687,254)   (2,569,275)   (1,124,991) (2,056,581)   (2,870,174)     (5,947,926)

NET ASSETS AT BEGINNING OF PERIOD                  10,169,185    12,738,460     4,138,537   6,195,118     5,835,845      11,783,771
                                                -------------- ------------- ------------ ------------ ------------- ---------------
NET ASSETS AT END OF PERIOD                     $   6,481,931  $ 10,169,185  $  3,013,546 $ 4,138,537  $  2,965,671  $    5,835,845
                                                ============== ============= ============ ============ ============= ===============

UNITS OUTSTANDING
      Units outstanding at beginning of period        241,214       284,448       218,531     315,806       288,586         391,028
        Units issued                                   44,426        80,512         9,382      13,238        40,876          29,591
        Units redeemed                                (96,674)     (123,746)      (56,423)   (110,513)     (105,710)       (132,033)
                                                -------------- ------------- ------------ ------------ ------------- ---------------
      Units outstanding at end of period              188,966       241,214       171,490     218,531       223,752         288,586
                                                ============== ============= ============ ============ ============= ===============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------

                                                          Morgan Stanley Variable Investment Series Sub-Accounts
                                               -------------------------------------------------------------------------------

                                                      Income Builder            Money Market               Pacific Growth
                                               ------------------------- -------------------------- --------------------------

                                                    2001        2000         2001          2000         2001          2000
                                               ------------ ------------ ------------- ------------ ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                   $     5,742  $     9,030  $    358,354  $   758,263  $     2,711   $    12,811
Net realized gains (losses)                         (2,501)      (9,701)           --           --     (539,495)      (57,871)
Change in unrealized gains (losses)                 (5,167)      (9,925)           --           --      282,579      (745,819)
                                               ------------ ------------ ------------- ------------ ------------  ------------
Increase (decrease) in net assets
      from operations                               (1,926)     (10,596)      358,354      758,263     (254,205)     (790,879)
                                               ------------ ------------ ------------- ------------ ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                --       20,092           181          381           --        10,164
Benefit payments                                        --           --       (27,794)    (510,395)      (4,394)       (1,565)
Payments on termination                            (14,732)     (26,493)   (3,677,270)  (6,198,980)    (169,184)     (255,107)
Contract maintenance charge                           (105)         (95)       (2,325)      (6,533)        (116)         (548)
Transfers among the sub-accounts
      and with the Fixed Account - net              35,560     (128,449)    2,203,795    3,571,495     (334,415)     (256,201)
                                               ------------ ------------ ------------- ------------ ------------  ------------
Increase (decrease) in net assets
      from capital transactions                     20,723     (134,945)   (1,503,413)  (3,144,032)    (508,109)     (503,257)
                                               ------------ ------------ ------------- ------------ ------------  ------------
INCREASE (DECREASE) IN NET ASSETS                   18,797     (145,541)   (1,145,059)  (2,385,769)    (762,314)   (1,294,136)

NET ASSETS AT BEGINNING OF PERIOD                  148,694      294,235    14,423,812   16,809,581    1,275,245     2,569,381
                                               ------------ ------------ ------------- ------------ ------------  ------------
NET ASSETS AT END OF PERIOD                    $   167,491  $   148,694  $ 13,278,753  $14,423,812  $   512,931   $ 1,275,245
                                               ============ ============ ============= ============ ============  ============

UNITS OUTSTANDING
      Units outstanding at beginning of period      11,417       22,407       643,857      787,804      216,055       286,782
        Units issued                                18,458        3,843       431,222      891,846      422,258       431,485
        Units redeemed                             (17,177)     (14,833)     (498,437)  (1,035,793)    (517,330)     (502,212)
                                               ------------ ------------ ------------- ------------ ------------  ------------
      Units outstanding at end of period            12,698       11,417       576,642      643,857      120,983       216,055
                                               ============ ============ ============= ============ ============  ============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------

                                                              Morgan Stanley Variable Investment Series Sub-Accounts
                                               -------------------------------------------------------------------------------------

                                                      Quality Income Plus              Strategist                     Utilities
                                               ---------------------------  --------------------------   --------------------------
                                                    2001          2000           2001          2000          2001          2000
                                               ------------- -------------  ------------- -------------  ------------- ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                   $    552,234  $    708,536   $    397,047  $    554,865   $    139,500  $    195,974
Net realized gains (losses)                          56,534      (114,190)     1,924,722     6,236,649      1,644,162     2,348,343
Change in unrealized gains (losses)                 270,154       515,139     (5,637,425)   (6,539,868)    (5,344,875)   (2,217,240)
                                               ------------- -------------  ------------- -------------  ------------- -------------
Increase (decrease) in net assets
      from operations                               878,922     1,109,485     (3,315,656)      251,646     (3,561,213)      327,077
                                               ------------- -------------  ------------- -------------  ------------- -------------
INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                               --            --            7,098        18,870          2,390         7,725
Benefit payments                                   (129,305)     (303,341)      (796,328)     (637,844)      (277,846)     (452,168)
Payments on termination                          (2,311,718)   (2,357,173)    (5,485,471)   (5,547,109)    (3,187,532)   (2,409,949)
Contract maintenance charge                          (2,790)       (5,925)        (6,850)      (15,254)        (2,760)       (7,856)
Transfers among the sub-accounts
      and with the Fixed Account - net              627,972      (414,343)      (321,442)      120,189       (627,086)      258,232
                                               ------------- -------------  ------------- -------------  ------------- -------------
Increase (decrease) in net assets
      from capital transactions                  (1,815,841)   (3,080,782)    (6,602,993)   (6,061,148)    (4,092,834)   (2,604,016)
                                               ------------- -------------  ------------- -------------  ------------- -------------
INCREASE (DECREASE) IN NET ASSETS                  (936,919)   (1,971,297)    (9,918,649)   (5,809,502)    (7,654,047)   (2,276,939)

NET ASSETS AT BEGINNING OF PERIOD                11,579,880    13,551,177     31,043,068    36,852,570     15,609,080    17,886,019
                                               ------------- -------------  ------------- -------------  ------------- -------------
NET ASSETS AT END OF PERIOD                    $ 10,642,961  $ 11,579,880   $ 21,124,419  $ 31,043,068   $  7,955,033  $ 15,609,080
                                               ============= =============  ============= =============  ============= =============

UNITS OUTSTANDING
      Units outstanding at beginning of period      455,636       586,462        814,829       973,498        455,639       532,620
        Units issued                                 66,469        46,988         32,279        34,297         34,465        41,723
        Units redeemed                             (135,749)     (177,814)      (223,079)     (192,966)      (173,655)     (118,704)
                                               ------------- -------------  ------------- -------------  ------------- -------------
      Units outstanding at end of period            386,356       455,636        624,029       814,829        316,449       455,639
                                               ============= =============  ============= =============  ============= =============

See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Northbrook Variable Annuity Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Northbrook Life Insurance Company ("Northbrook Life"). The assets of the Account are legally segregated from those of Northbrook Life. Northbrook Life is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     Northbrook Life has issued the Morgan Stanley Variable Annuity contracts, the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing contractholders but is closed to new customers. Absent any contract provisions wherein Northbrook Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios of the Morgan Stanley Variable Investment Series (collectively the "Funds").

            Capital Growth                     Income Builder
            Dividend Growth                    Money Market
            Equity                             Pacific Growth
            European Growth                    Quality Income Plus
            Global Dividend Growth             Strategist
            High Yield                         Utilities

     Northbrook Life provides insurance and administrative services to the contractholders for a fee. Northbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Northbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Fund and are stated at fair value based on quoted market prices.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Fund and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Northbrook Life. Northbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     OTHER - To conform with the 2001 presentation, certain amounts in the prior year's financial statements and notes have been reclassified. In addition, disclosures have been revised to adopt appropriate provisions of the AICPA Audit and Accounting Guide, AUDITS OF INVESTMENT COMPANIES.

3.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Northbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to 1.00% per annum of the daily net assets of the Account. The mortality and expense risk charge covers insurance benefits available with the contract and certain expenses of the contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. Northbrook Life guarantees that the amount of this charge will not increase over the life of the contract.

     CONTRACT MAINTENANCE CHARGE - Northbrook Life deducts an annual maintenance charge of $30 on each contract anniversary and guarantees that this charge will not increase over the life of the contract.

--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                           Purchases
                                                                          ------------
Investments in the Morgan Stanley Variable Investment Series
     Sub-Accounts:
          Capital Growth                                                  $    553,754
          Dividend Growth                                                    2,000,768
          Equity                                                            12,011,981
          European Growth                                                    2,579,648
          Global Dividend Growth                                               273,708
          High Yield                                                         1,527,371
          Income Builder                                                       261,775
          Money Market                                                       7,858,312
          Pacific Growth                                                     2,073,169
          Quality Income Plus                                                2,087,355
          Strategist                                                         2,520,462
          Utilities                                                          1,790,647
                                                                          ------------
                                                                          $ 35,538,950
                                                                          ============

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS

     The accumulation unit value, the investment income ratio, the expense ratio assessed by Northbrook Life, and the total return is presented for each sub-account. As explained in Note 3, the expense ratio represents mortality and expense risk charges which are assessed as a percentage of daily net assets.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          * INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

          ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

          *** TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

                                                         At December 31, 2001          For the year ended December 31, 2001
                                                         ---------------------     ----------------------------------------------

                                                             Accumulation            Investment        Expense           Total
                                                             Unit Value            Income Ratio*       Ratio**          Return***
                                                         ---------------------     ---------------   ------------     -----------
Investments in the Morgan Stanley Variable Investment
     Series Sub-Accounts:
          Capital Growth                                   $       23.63                0.53%            1.00%           -27.05%
          Dividend Growth                                          29.60                1.82             1.00             -6.15
          Equity                                                   84.05                0.49             1.00            -27.60
          European Growth                                          34.32                1.14             1.00            -18.58
          Global Dividend Growth                                   17.58                2.68             1.00             -7.19
          High Yield                                               13.26               17.78             1.00            -34.41
          Income Builder                                           13.19                4.74             1.00              1.28
          Money Market                                             23.04                3.57             1.00              2.86
          Pacific Growth                                            4.24                1.21             1.00            -28.15
          Quality Income Plus                                      27.57                5.98             1.00              8.47
          Strategist                                               33.88                2.51             1.00            -11.08
          Utilities                                                25.18                2.18             1.00            -26.49

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                                         Annuitized
                                                         ----------------------------------------------------------------------

                                                         At December 31, 2001       For the year ended December 31, 2001
                                                         ---------------------  -----------------------------------------------

                                                            Accumulation         Investment           Expense          Total
                                                             Unit Value         Income Ratio*          Ratio**        Return***
                                                         ------------------     -------------       -----------     -----------
Investments in the Morgan Stanley Variable Investment
     Series Sub-Accounts:
          Dividend Growth                                  $       28.67           1.82%              1.00%             -9.10%
          Equity                                                   81.41           0.49               1.00             -29.87
          European Growth                                          33.25           1.14               1.00             -21.14
          Global Dividend Growth                                   17.02           2.68               1.00             -10.10
          High Yield                                               12.85          17.78               1.00             -36.47
          Money Market                                             22.32           3.57               1.00              -0.37
          Pacific Growth                                            4.11           1.21               1.00             -30.41
          Quality Income Plus                                      26.70           5.98               1.00               5.06
          Strategist                                               32.81           2.51               1.00             -13.87
          Utilities                                                24.39           2.18               1.00             -28.80

-----------------------------------------
NORTHBROOK VARIABLE
ANNUITY ACCOUNT

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS

September 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                               Morgan Stanley Variable Investment Series Sub-Accounts
                                                   -----------------------------------------------------------------------------
                                                                                                      Global
                                                     Dividend                        European        Dividend           High
                                                      Growth          Equity          Growth          Growth           Yield
                                                   -------------   -------------   -------------   -------------   -------------
   ASSETS
   Investments at fair value                       $  15,637,833   $  23,213,475   $   3,680,415   $   2,071,014   $   2,198,476
                                                   -------------   -------------   -------------   -------------   -------------

        Total assets                               $  15,637,833   $  23,213,475   $   3,680,415   $   2,071,014   $   2,198,476
                                                   =============   =============   =============   =============   =============

   NET ASSETS
   Accumulation units                              $  15,271,935   $  22,949,217   $   3,607,058   $   2,057,480   $   2,149,409
   Contracts in payout (annuitization) period            365,898         264,258          73,357          13,534          49,067
                                                   -------------   -------------   -------------   -------------   -------------

        Total net assets                           $  15,637,833   $  23,213,475   $   3,680,415   $   2,071,014   $   2,198,476
                                                   =============   =============   =============   =============   =============

   FUND SHARE INFORMATION
        Number of shares                               1,542,193       1,337,182         306,446         227,834       2,134,443
                                                   =============   =============   =============   =============   =============

        Cost                                       $  21,668,638   $  39,144,707   $   6,123,304   $   2,731,016   $   8,046,706
                                                   =============   =============   =============   =============   =============

   See notes to financial statements.

                                                      Morgan Stanley Variable Investment Series Sub-Accounts
                                                   -------------------------------------------------------------
                                                                                                      Quality
                                                      Income          Money           Pacific         Income
                                                      Builder         Market          Growth           Plus
                                                   -------------   -------------   -------------   -------------
   ASSETS
   Investments at fair value                       $     240,946   $  11,552,840   $     307,099   $   9,138,604
                                                   -------------   -------------   -------------   -------------

        Total assets                               $     240,946   $  11,552,840   $     307,099   $   9,138,604
                                                   =============   =============   =============   =============

   NET ASSETS
   Accumulation units                              $     240,946   $  11,237,469   $     304,571   $   8,861,146
   Contracts in payout (annuitization) period                  -         315,371           2,528         277,458
                                                   -------------   -------------   -------------   -------------

        Total net assets                           $     240,946   $  11,552,840   $     307,099   $   9,138,604
                                                   =============   =============   =============   =============

   FUND SHARE INFORMATION
        Number of shares                                  27,349      11,552,840          96,877         877,025
                                                   =============   =============   =============   =============

        Cost                                       $     297,787   $  11,552,840   $     342,371   $   8,983,284
                                                   =============   =============   =============   =============

   See notes to financial statements.

                                                    Morgan Stanley Variable
                                                Investment Series Sub-Accounts
                                                ------------------------------

                                                  Strategist       Utilities
                                                -------------   --------------
   ASSETS
   Investments at fair value                    $  15,377,111   $    4,179,117
                                                -------------   --------------

        Total assets                            $  15,377,111   $    4,179,117
                                                =============   ==============

   NET ASSETS
   Accumulation units                           $  15,032,001   $    3,919,655
   Contracts in payout (annuitization) period         345,110          259,462
                                                -------------   --------------

        Total net assets                        $  15,377,111   $    4,179,117
                                                =============   ==============

   FUND SHARE INFORMATION
        Number of shares                            1,303,145          415,007
                                                =============   ==============

        Cost                                    $  17,171,776   $    6,123,242
                                                =============   ==============

   See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                                Morgan Stanley Variable Investment Series Sub-Accounts
                                                        -----------------------------------------------------------------------

                                                                                                                      Global
                                                          Capital       Dividend                      European       Dividend
                                                         Growth(a)       Growth         Equity         Growth         Growth
                                                        -----------   ------------   ------------   ------------    -----------
   NET INVESTMENT INCOME
   Dividends                                            $     4,395   $    306,415   $     70,787   $     65,080    $    46,967
   Charges from Northbrook Life Insurance Company:
        Mortality and expense risk                           (9,957)      (162,445)      (224,827)       (39,129)       (20,663)
                                                        -----------   ------------   ------------   ------------    -----------

            Net investment income                            (5,562)       143,970       (154,040)        25,951         26,304
                                                        -----------   ------------   ------------   ------------    -----------

   NET REALIZED AND UNREALIZED GAINS
        (LOSSES) ON INVESTMENTS
   Realized gains (losses) on fund shares:
        Proceeds from sales                               1,653,369      4,322,117      6,360,627      2,291,163        627,362
        Cost of investments sold                          2,553,727      4,685,467      8,996,397      3,129,272        672,038
                                                        -----------   ------------   ------------   ------------    -----------

            Realized gains (losses) on fund shares         (900,358)      (363,350)    (2,635,770)      (838,109)       (44,676)

   Realized gain distributions                                    -              -              -              -              -
                                                        -----------   ------------   ------------   ------------    -----------

            Net realized gains (losses)                    (900,358)      (363,350)    (2,635,770)      (838,109)       (44,676)

   Change in unrealized gains (losses)                      694,926     (4,896,596)    (4,895,054)      (669,531)      (520,355)
                                                        -----------   ------------   ------------   ------------    -----------

            Net realized and unrealized gains
               (losses) on investments                     (205,432)    (5,259,946)    (7,530,824)    (1,507,640)      (565,031)
                                                        -----------   ------------   ------------   ------------    -----------

   INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                      $  (210,994)  $ (5,115,976)  $ (7,684,864)  $ (1,481,689)   $  (538,727)
                                                        ===========   ============   ============   ============    ===========

   (a) On August 23, 2002 the Capital Growth Portfolio merged into the Money Market Portfolio

   See notes to financial statements.

                                                                   Morgan Stanley Variable Investment Series Sub-Accounts
                                                        -------------------------------------------------------------------------

                                                                                                                       Quality
                                                            High          Income          Money         Pacific        Income
                                                            Yield         Builder         Market         Growth         Plus
                                                        -------------  -------------  -------------  -------------  -------------
   NET INVESTMENT INCOME
   Dividends                                            $     367,007  $       8,962  $     114,407  $           -  $     461,864
   Charges from Northbrook Life Insurance Company:
        Mortality and expense risk                            (19,023)        (1,930)       (82,043)        (3,471)       (73,888)
                                                        -------------  -------------  -------------  -------------  -------------

            Net investment income                             347,984          7,032         32,364         (3,471)       387,976
                                                        -------------  -------------  -------------  -------------  -------------

   NET REALIZED AND UNREALIZED GAINS
        (LOSSES) ON INVESTMENTS
   Realized gains (losses) on fund shares:
        Proceeds from sales                                   885,621        158,280      8,561,779      2,310,576      2,410,702
        Cost of investments sold                            3,181,416        166,498      8,561,779      2,394,700      2,373,285
                                                        -------------  -------------  -------------  -------------  -------------

            Realized gains (losses) on fund shares         (2,295,795)        (8,218)             -        (84,124)        37,417

   Realized gain distributions                                      -              -              -              -              -
                                                        -------------  -------------  -------------  -------------  -------------

            Net realized gains (losses)                    (2,295,795)        (8,218)             -        (84,124)        37,417

   Change in unrealized gains (losses)                      1,676,218        (47,575)             -         15,166       (168,768)
                                                        -------------  -------------  -------------  -------------  -------------

            Net realized and unrealized gains
               (losses) on investments                       (619,577)       (55,793)             -        (68,958)      (131,351)
                                                        -------------  -------------  -------------  -------------  -------------

   INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                      $    (271,593) $     (48,761) $      32,364  $     (72,429) $     256,625
                                                        =============  =============  =============  =============  =============

   See notes to financial statements.

                                                           Morgan Stanley Variable
                                                        Investment Series Sub-Accounts
                                                        ------------------------------

                                                          Strategist       Utilities
                                                        -------------    -------------
   NET INVESTMENT INCOME
   Dividends                                            $     221,289    $     132,984
   Charges from Northbrook Life Insurance Company:
        Mortality and expense risk                           (140,568)         (45,895)
                                                        -------------    -------------

            Net investment income                              80,721           87,089
                                                        -------------    -------------

   NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
   Realized gains (losses) on fund shares:
        Proceeds from sales                                 3,271,453        1,830,921
        Cost of investments sold                            3,231,571        2,167,642
                                                        -------------    -------------

            Realized gains (losses) on fund shares             39,882         (336,721)

   Realized gain distributions                                      -                -
                                                        -------------    -------------

            Net realized gains (losses)                        39,882         (336,721)

   Change in unrealized gains (losses)                     (2,941,991)      (1,882,802)
                                                        -------------    -------------

            Net realized and unrealized gains
               (losses) on investments                     (2,902,109)      (2,219,523)
                                                        -------------    -------------

   INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                      $  (2,821,388)   $  (2,132,434)
                                                        =============    =============

   See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

For the Nine Months Ended September 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                                 Morgan Stanley Variable Investment Series Sub-Accounts
                                                      --------------------------------------------------------------------------

                                                                                                                       Global
                                                         Capital        Dividend                     European         Dividend
                                                        Growth(a)        Growth         Equity        Growth           Growth
                                                      -------------   ------------   ------------  -------------   -------------
   INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
   Net investment income (loss)                       $      (5,562)  $    143,970   $   (154,040) $      25,951   $      26,304
   Net realized gains (losses)                             (900,358)      (363,350)    (2,635,770)      (838,109)        (44,676)
   Change in unrealized gains (losses)                      694,926     (4,896,596)    (4,895,054)      (669,531)       (520,355)
                                                      -------------   ------------   ------------  -------------   -------------

   Increase (decrease) in net assets
       from operations                                     (210,994)    (5,115,976)    (7,684,864)    (1,481,689)       (538,727)
                                                      -------------   ------------   ------------  -------------   -------------

   INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
   Deposits                                                   1,400          8,870          3,100         13,825           1,600
   Benefit payments                                             (49)      (372,223)      (396,262)       (70,964)        (16,767)
   Payments on termination                                 (240,225)    (3,251,996)    (3,735,886)    (1,032,373)       (381,310)
   Contract maintenance charge                                 (676)       (11,863)       (14,704)        (2,098)         (1,461)
   Transfers among the sub-accounts
       and with the Fixed Account - net                  (1,299,086)      (156,448)    (1,009,979)      (228,217)         (5,867)
                                                      -------------   ------------   ------------  -------------   -------------

   Increase (decrease) in net assets
       from capital transactions                         (1,538,636)    (3,783,660)    (5,153,731)    (1,319,827)       (403,805)
                                                      -------------   ------------   ------------  -------------   -------------

   INCREASE (DECREASE) IN NET ASSETS                     (1,749,630)    (8,899,636)   (12,838,595)    (2,801,516)       (942,532)

   NET ASSETS AT BEGINNING OF PERIOD                      1,749,630     24,537,469     36,052,070      6,481,931       3,013,546
                                                      -------------   ------------   ------------  -------------   -------------

   NET ASSETS AT END OF PERIOD                        $           -   $ 15,637,833   $ 23,213,475  $   3,680,415   $   2,071,014
                                                      =============   ============   ============  =============   =============

   UNITS OUTSTANDING
       Units outstanding at beginning of period              74,040        829,610        429,065        188,966         171,490
         Units issued                                         4,529         16,810         22,807         41,659          11,917
         Units redeemed                                     (78,569)      (149,713)       (89,641)       (82,275)        (36,065)
                                                      -------------   ------------   ------------  -------------   -------------
       Units outstanding at end of period                         -        696,707        362,231        148,350         147,342
                                                      =============   ============   ============  =============   =============

   (a) On August 23, 2002 the Capital Growth Portfolio merged into the Money Market Portfolio

   See notes to financial statements.

                                                                    Morgan Stanley Variable Investment Series Sub-Accounts
                                                      -----------------------------------------------------------------------------

                                                                                                                         Quality
                                                          High            Income        Money          Pacific           Income
                                                          Yield           Builder       Market          Growth            Plus
                                                      -------------    -----------   ------------    -------------    -------------
   INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
   Net investment income (loss)                       $     347,984    $     7,032   $     32,364    $      (3,471)   $     387,976
   Net realized gains (losses)                           (2,295,795)        (8,218)             -          (84,124)          37,417
   Change in unrealized gains (losses)                    1,676,218        (47,575)             -           15,166         (168,768)
                                                      -------------    -----------   ------------    -------------    -------------

   Increase (decrease) in net assets
        from operations                                    (271,593)       (48,761)        32,364          (72,429)         256,625
                                                      -------------    -----------   ------------    -------------    -------------

   INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
   Deposits                                                   2,000              -             25           13,600                -
   Benefit payments                                        (139,359)             -     (1,163,639)          (4,038)        (503,095)
   Payments on termination                                 (386,713)       (10,705)    (3,000,388)        (107,383)      (1,655,649)
   Contract maintenance charge                               (3,097)          (121)        (4,609)            (285)          (4,598)
   Transfers among the sub-accounts
        and with the Fixed Account - net                     31,567        133,042      2,410,334          (35,297)         402,360
                                                      -------------    -----------   ------------    -------------    -------------

   Increase (decrease) in net assets
        from capital transactions                          (495,602)       122,216     (1,758,277)        (133,403)      (1,760,982)
                                                      -------------    -----------   ------------    -------------    -------------

   INCREASE (DECREASE) IN NET ASSETS                       (767,195)        73,455     (1,725,913)        (205,832)      (1,504,357)

   NET ASSETS AT BEGINNING OF PERIOD                      2,965,671        167,491     13,278,753          512,931       10,642,961
                                                      -------------    -----------   ------------    -------------    -------------

   NET ASSETS AT END OF PERIOD                        $   2,198,476    $   240,946   $ 11,552,840    $     307,099    $   9,138,604
                                                      =============    ===========   ============    =============    =============

   UNITS OUTSTANDING
        Units outstanding at beginning of period            223,752         12,698        576,642          120,983          386,356
          Units issued                                       32,761         20,712        355,616          548,344           28,055
          Units redeemed                                    (70,840)       (11,977)      (432,386)        (577,723)         (91,805)
                                                      -------------    -----------   ------------    -------------    -------------
        Units outstanding at end of period                  185,673         21,433        499,872           91,604          322,606
                                                      =============    ===========   ============    =============    =============

   See notes to financial statements.

                                                            Morgan Stanley Variable
                                                        Investment Series Sub-Accounts
                                                        ------------------------------

                                                         Strategist        Utilities
                                                        -------------    -------------
   INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
   Net investment income (loss)                         $      80,721    $      87,089
   Net realized gains (losses)                                 39,882         (336,721)
   Change in unrealized gains (losses)                     (2,941,991)      (1,882,802)
                                                        -------------    -------------

   Increase (decrease) in net assets
        from operations                                    (2,821,388)      (2,132,434)
                                                        -------------    -------------

   INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
   Deposits                                                       670            2,450
   Benefit payments                                          (275,246)        (254,724)
   Payments on termination                                 (2,634,408)      (1,107,123)
   Contract maintenance charge                                 (9,966)          (4,246)
   Transfers among the sub-accounts
        and with the Fixed Account - net                       (6,970)        (279,839)
                                                        -------------    -------------

   Increase (decrease) in net assets
        from capital transactions                          (2,925,920)      (1,643,482)
                                                        -------------    -------------

   INCREASE (DECREASE) IN NET ASSETS                       (5,747,308)      (3,775,916)

   NET ASSETS AT BEGINNING OF PERIOD                       21,124,419        7,955,033
                                                        -------------    -------------

   NET ASSETS AT END OF PERIOD                          $  15,377,111    $   4,179,117
                                                        =============    =============

   UNITS OUTSTANDING
        Units outstanding at beginning of period              624,029          316,449
          Units issued                                         15,293           10,598
          Units redeemed                                     (105,734)         (88,335)
                                                        -------------    -------------
        Units outstanding at end of period                    533,588          238,712
                                                        =============    =============

   See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Northbrook Variable Annuity Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Northbrook Life Insurance Company ("Northbrook Life"). The assets of the Account are legally segregated from those of Northbrook Life. Northbrook Life is wholly owned by Allstate Life Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation. On September 11, 2002, the boards of directors of Northbrook Life and Allstate approved the merger of the Northbrook Life into Allstate, expected to be effective January 1, 2003. In conjunction with the merger, the Account will be merged with the Allstate Financial Advisors Separate Account I, a Separate Account of Allstate.

     These financial statements and notes as of September 30, 2002 and for the nine month period ended September 30, 2002 are unaudited. These financial statements and notes should be read in conjunction with the Northbrook Variable Annuity Account audited financial statements and notes for the period ended December 31, 2001. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

     Northbrook Life has issued the Morgan Stanley Variable Annuity contracts, the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing contractholders but is closed to new customers. Absent any contract provisions wherein Northbrook Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios of the Morgan Stanley Variable Investment Series (collectively the "Funds").

                  Dividend Growth                    Money Market
                  Equity                             Pacific Growth
                  European Growth                    Quality Income Plus
                  Global Dividend Growth             Strategist
                  High Yield                         Utilities
                  Income Builder

     Northbrook Life provides insurance and administrative services to the contractholders for a fee. Northbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Northbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Fund and are stated at fair value based on quoted market prices.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Fund and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Northbrook Life. Northbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Northbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to 1.00% per annum of the daily net assets of the Account. The mortality and expense risk charge covers insurance benefits available with the contract and certain expenses of the contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. Northbrook Life guarantees that the amount of this charge will not increase over the life of the contract.

     CONTRACT MAINTENANCE CHARGE - Northbrook Life deducts an annual maintenance charge of $30 on each contract anniversary and guarantees that this charge will not increase over the life of the contract.

4.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the nine months ended September 30, 2002 were as follows:

     (unaudited)

                                                                                   Purchases
                                                                               -----------------
     Investments in the Morgan Stanley Variable Investment Series
          Sub-Accounts:
             Capital Growth                                                    $         109,171
             Dividend Growth                                                             682,427
             Equity                                                                    1,052,856
             European Growth                                                             997,287
             Global Dividend Growth                                                      249,860
             High Yield                                                                  738,004
             Income Builder                                                              287,528
             Money Market                                                              6,835,866
             Pacific Growth                                                            2,173,702
             Quality Income Plus                                                       1,037,697
             Strategist                                                                  426,254
             Utilities                                                                   274,529
                                                                               -----------------
                                                                               $      14,865,181
                                                                               =================

5.   FINANCIAL HIGHLIGHTS

     The accumulation unit value, the investment income ratio, the expense ratio assessed by Northbrook Life, and the total return is presented for each sub-account. As explained in Note 3, the expense ratio represents mortality and expense risk charges which are assessed as a percentage of daily net assets.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          * INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

          ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

          *** TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(unaudited)

                                                             At September 30, 2002  For the Nine Months Ended September 30, 2002
                                                             ---------------------  ---------------------------------------------

                                                                  Accumulation       Investment        Expense           Total
                                                                   Unit Value       Income Ratio*      Ratio**         Return***
                                                             ---------------------  -------------   -------------     -----------
     Investments in the Morgan Stanley Variable Investment
          Series Sub-Accounts:
             Dividend Growth                                         $   22.45               1.53 %          1.00 %        -24.16 %
             Equity                                                      64.08               0.24            1.00          -23.76
             European Growth                                             24.81               1.28            1.00          -27.72
             Global Dividend Growth                                      14.06               1.85            1.00          -20.03
             High Yield                                                  11.84              14.22            1.00          -10.73
             Income Builder                                              11.24               4.39            1.00          -14.78
             Money Market                                                23.11               0.92            1.00            0.29
             Pacific Growth                                               3.35               0.00            1.00          -20.95
             Quality Income Plus                                         28.33               4.67            1.00            2.76
             Strategist                                                  28.82               1.21            1.00          -14.93
             Utilities                                                   17.51               2.19            1.00          -30.48

                                                                                             Annuitized
                                                              --------------------------------------------------------------------

                                                              At September 30, 2002   For the Nine Months Ended September 30, 2002
                                                              ---------------------   --------------------------------------------

                                                                  Accumulation         Investment         Expense        Total
                                                                   Unit Value         Income Ratio*       Ratio**      Return***
                                                              ---------------------   -------------    ------------   ------------
     Investments in the Morgan Stanley Variable Investment
         Series Sub-Accounts:
             Dividend Growth                                            $   22.45              1.53 %          1.00 %       -21.71 %
             Equity                                                         64.08              0.24            1.00         -21.28
             European Growth                                                24.81              1.28            1.00         -25.38
             Global Dividend Growth                                         14.06              1.85            1.00         -17.44
             High Yield                                                     11.84             14.22            1.00          -7.83
             Money Market                                                   23.11              0.92            1.00           3.55
             Pacific Growth                                                  3.35              0.00            1.00         -18.38
             Quality Income Plus                                            28.33              4.67            1.00           6.09
             Strategist                                                     28.82              1.21            1.00         -12.17
             Utilities                                                      17.51              2.19            1.00         -28.23

                                  ----------------------------------------------
                                   NORTHBROOK VARIABLE
                                   ANNUITY ACCOUNT II

                                   FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
                                   AND FOR THE PERIODS ENDED DECEMBER 31, 2001
                                   AND DECEMBER 31, 2000, AND INDEPENDENT
                                   AUDITORS' REPORT

 INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Northbrook Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Northbrook Variable Annuity Account II (the "Account") as of December 31, 2001, the related statements of operations for the periods then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Northbrook Variable Annuity Account II as of December 31, 2001, the results of operations for the periods then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP


Chicago, Illinois
March 8, 2002

NORTHBROOK VARIABLE ANNUITY ACCOUNT II


STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                              Morgan Stanley Variable Investment Series Sub-Accounts
                                              ----------------------------------------------------------------------------------

                                                                               Competitive
                                                Aggressive       Capital           Edge,         Dividend
                                                  Equity         Growth        "Best Ideas"       Growth             Equity
                                              --------------  --------------  --------------  ----------------  ----------------
ASSETS
Investments at fair value                      $ 66,416,362    $ 94,927,469    $ 37,827,308    $1,173,810,568    $  942,498,569
                                              --------------  --------------  --------------  ----------------  ----------------

     Total assets                              $ 66,416,362    $ 94,927,469    $ 37,827,308    $1,173,810,568    $  942,498,569
                                              ==============  ==============  ==============  ================  ================


NET ASSETS
Accumulation units                             $ 66,407,715    $ 94,523,729    $ 37,622,321    $1,170,178,297    $  940,603,204
Contracts in payout (annuitization) period            8,647         403,740         204,987         3,632,271         1,895,365
                                              --------------  --------------  --------------  ----------------  ----------------

     Total net assets                          $ 66,416,362    $ 94,927,469    $ 37,827,308    $1,173,810,568    $  942,498,569
                                              ==============  ==============  ==============  ================  ================


FUND SHARE INFORMATION
     Number of shares                             6,511,408       6,949,302       5,275,775        87,077,935        41,593,052
                                              ==============  ==============  ==============  ================  ================

     Cost                                      $ 93,413,862    $125,569,960    $ 53,166,881    $1,937,917,248    $1,377,999,828
                                              ==============  ==============  ==============  ================  ================




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                        Morgan Stanley Variable Investment Series Sub-Accounts
                                             -----------------------------------------------------------------------------

                                                                Global
                                                European        Dividend          High           Income
                                                 Growth          Growth           Yield          Builder      Information
                                             --------------  --------------  --------------  --------------  -------------
ASSETS
Investments at fair value                     $292,289,694    $266,460,136    $ 59,114,871    $ 60,123,631    $ 4,345,693
                                             --------------  --------------  --------------  --------------  -------------

     Total assets                             $292,289,694    $266,460,136    $ 59,114,871    $ 60,123,631    $ 4,345,693
                                             ==============  ==============  ==============  ==============  =============


NET ASSETS
Accumulation units                            $291,764,097    $265,846,633    $ 58,978,778    $ 60,090,262    $ 4,345,693
Contracts in payout (annuitization) period         525,597         613,503         136,093          33,369              -
                                             --------------  --------------  --------------  --------------  -------------

     Total net assets                         $292,289,694    $266,460,136    $ 59,114,871    $ 60,123,631    $ 4,345,693
                                             ==============  ==============  ==============  ==============  =============


FUND SHARE INFORMATION
     Number of shares                           17,491,903      23,231,049      44,447,272       5,666,695        818,398
                                             ==============  ==============  ==============  ==============  =============

     Cost                                     $382,326,467    $293,119,718    $172,702,622    $ 63,978,104    $ 4,915,000
                                             ==============  ==============  ==============  ==============  =============






See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                        Morgan Stanley Variable Investment Series Sub-Accounts
                                             ------------------------------------------------------------------------------

                                                                                 Quality
                                                 Money          Pacific          Income         S&P 500        Short-Term
                                                 Market          Growth           Plus           Index            Bond
                                             --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value                     $419,354,604    $ 29,901,871    $415,028,429    $156,594,437    $ 24,710,264
                                             --------------  --------------  --------------  --------------  --------------

     Total assets                             $419,354,604    $ 29,901,871    $415,028,429    $156,594,437    $ 24,710,264
                                             ==============  ==============  ==============  ==============  ==============


NET ASSETS
Accumulation units                            $418,710,176    $ 29,871,781    $413,096,172    $156,274,444    $ 24,710,264
Contracts in payout (annuitization) period         644,428          30,090       1,932,257         319,993               -
                                             --------------  --------------  --------------  --------------  --------------

     Total net assets                         $419,354,604    $ 29,901,871    $415,028,429    $156,594,437    $ 24,710,264
                                             ==============  ==============  ==============  ==============  ==============


FUND SHARE INFORMATION
     Number of shares                          419,354,604       7,513,033      39,339,188      14,942,217       2,429,721
                                             ==============  ==============  ==============  ==============  ==============

     Cost                                     $419,354,604    $ 36,220,676    $413,721,823    $176,507,214    $ 24,528,056
                                             ==============  ==============  ==============  ==============  ==============



See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                            Morgan Stanley Variable Investment     Morgan Stanley Variable Investment
                                                    Series Sub-Accounts           Series (Class Y Shares) Sub-Accounts
                                            ----------------------------------  ----------------------------------------

                                                                                                           Competitive
                                                                              Aggressive      Capital          Edge,
                                              Strategist      Utilities         Equity         Growth      "Best Ideas"
                                            --------------  --------------  --------------  -------------  -------------
ASSETS
Investments at fair value                    $473,510,304    $301,799,101    $ 18,529,018    $ 6,472,194    $ 5,854,494
                                            --------------  --------------  --------------  -------------  -------------

     Total assets                            $473,510,304    $301,799,101    $ 18,529,018    $ 6,472,194    $ 5,854,494
                                            ==============  ==============  ==============  =============  =============


NET ASSETS
Accumulation units                           $472,175,771    $300,852,713    $ 18,529,018    $ 6,472,194    $ 5,854,494
Contracts in payout (annuitization) period      1,334,533         946,388               -              -              -
                                            --------------  --------------  --------------  -------------  -------------

     Total net assets                        $473,510,304    $301,799,101    $ 18,529,018    $ 6,472,194    $ 5,854,494
                                            ==============  ==============  ==============  =============  =============


FUND SHARE INFORMATION
     Number of shares                          33,967,741      20,488,737       1,821,929        475,547        819,957
                                            ==============  ==============  ==============  =============  =============

     Cost                                    $506,268,935    $347,781,673    $ 23,582,451    $ 8,115,744    $ 7,963,552
                                            ==============  ==============  ==============  =============  =============





See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                     Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                 ---------------------------------------------------------------------------------

                                                                                                        Global
                                                    Dividend                          European         Dividend          High
                                                     Growth           Equity           Growth           Growth           Yield
                                                 --------------   --------------   --------------   --------------   -------------
ASSETS
Investments at fair value                         $ 59,002,305     $ 60,597,798     $ 20,540,944     $ 10,357,131     $ 6,087,535
                                                 --------------   --------------   --------------   --------------   -------------

     Total assets                                 $ 59,002,305     $ 60,597,798     $ 20,540,944     $ 10,357,131     $ 6,087,535
                                                 ==============   ==============   ==============   ==============   =============


NET ASSETS
Accumulation units                                $ 59,002,305     $ 60,556,521     $ 20,540,944     $ 10,357,131     $ 6,087,535
Contracts in payout (annuitization) period                   -           41,277                -                -               -
                                                 --------------   --------------   --------------   --------------   -------------

     Total net assets                             $ 59,002,305     $ 60,597,798     $ 20,540,944     $ 10,357,131     $ 6,087,535
                                                 ==============   ==============   ==============   ==============   =============


FUND SHARE INFORMATION
     Number of shares                                4,380,275        2,676,581        1,233,690          906,136       4,577,094
                                                 ==============   ==============   ==============   ==============   =============

     Cost                                         $ 61,107,574     $ 83,355,006     $ 25,795,661     $ 10,676,941     $ 9,089,494
                                                 ==============   ==============   ==============   ==============   =============




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                       Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                     ---------------------------------------------------------------------------

                                                                                                                      Quality
                                                        Income                         Money          Pacific         Income
                                                        Builder      Information       Market         Growth           Plus
                                                     -------------  -------------  --------------  -------------  --------------
ASSETS
Investments at fair value                             $ 7,099,872    $ 7,355,923    $ 97,216,934    $ 1,628,898    $ 52,926,850
                                                     -------------  -------------  --------------  -------------  --------------

     Total assets                                     $ 7,099,872    $ 7,355,923    $ 97,216,934    $ 1,628,898    $ 52,926,850
                                                     =============  =============  ==============  =============  ==============


NET ASSETS
Accumulation units                                    $ 7,099,872    $ 7,355,923    $ 97,216,934    $ 1,628,898    $ 52,926,850
Contracts in payout (annuitization) period                      -              -               -              -               -
                                                     -------------  -------------  --------------  -------------  --------------

     Total net assets                                 $ 7,099,872    $ 7,355,923    $ 97,216,934    $ 1,628,898    $ 52,926,850
                                                     =============  =============  ==============  =============  ==============


FUND SHARE INFORMATION
     Number of shares                                     669,799      1,387,910      97,216,934        408,245       5,021,523
                                                     =============  =============  ==============  =============  ==============

     Cost                                             $ 7,295,999    $ 9,086,513    $ 97,216,934    $ 1,980,711    $ 52,376,141
                                                     =============  =============  ==============  =============  ==============




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                                  AIM Variable
                                                           Morgan Stanley Variable Investment Series             Insurance Funds
                                                                 (Class Y Shares) Sub-Accounts                    Sub-Accounts
                                                --------------------------------------------------------------  ----------------

                                                    S&P 500       Short-Term                                    AIM V.I. Capital
                                                     Index           Bond         Strategist      Utilities       Appreciation
                                                --------------  --------------  --------------  --------------  ----------------
ASSETS
Investments at fair value                        $ 45,552,248    $ 22,343,604    $ 46,792,539    $ 24,013,118      $ 21,661,544
                                                --------------  --------------  --------------  --------------  ----------------

     Total assets                                $ 45,552,248    $ 22,343,604    $ 46,792,539    $ 24,013,118      $ 21,661,544
                                                ==============  ==============  ==============  ==============  ================


NET ASSETS
Accumulation units                               $ 45,552,248    $ 22,343,604    $ 46,784,943    $ 24,013,118      $ 21,661,544
Contracts in payout (annuitization) period                  -               -           7,596               -                 -
                                                --------------  --------------  --------------  --------------  ----------------

     Total net assets                            $ 45,552,248    $ 22,343,604    $ 46,792,539    $ 24,013,118      $ 21,661,544
                                                ==============  ==============  ==============  ==============  ================


FUND SHARE INFORMATION
     Number of shares                               4,363,242       2,199,174       3,359,120       1,631,326           997,309
                                                ==============  ==============  ==============  ==============  ================

     Cost                                        $ 49,309,727    $ 22,204,617    $ 52,177,809    $ 31,804,891      $ 27,307,304
                                                ==============  ==============  ==============  ==============  ================





See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                      AIM Variable Insurance                 Alliance Variable Product
                                                        Funds Sub-Accounts                    Series Fund Sub-Accounts
                                                   ------------------------------  -------------------------------------------------

                                                                                                      Alliance
                                                      AIM V.I.        AIM V.I.        Alliance        Growth &      Alliance Premier
                                                       Growth          Value           Growth          Income             Growth
                                                   --------------  --------------  --------------  ---------------  ----------------
ASSETS
Investments at fair value                           $ 11,266,812    $ 58,625,674    $ 15,816,830    $145,029,939     $ 38,131,478
                                                   --------------  --------------  --------------  ---------------  ----------------

     Total assets                                   $ 11,266,812    $ 58,625,674    $ 15,816,830    $145,029,939     $ 38,131,478
                                                   ==============  ==============  ==============  ===============  ================


NET ASSETS
Accumulation units                                  $ 11,266,812    $ 58,625,674    $ 15,816,830    $145,028,242     $ 38,131,478
Contracts in payout (annuitization) period                     -               -               -           1,697                -
                                                   --------------  --------------  --------------  ---------------  ----------------

     Total net assets                               $ 11,266,812    $ 58,625,674    $ 15,816,830    $145,029,939     $ 38,131,478
                                                   ==============  ==============  ==============  ===============  ================


FUND SHARE INFORMATION
     Number of shares                                    688,260       2,510,736         969,763       6,583,293        1,525,259
                                                   ==============  ==============  ==============  ===============  ================

     Cost                                           $ 15,625,664    $ 66,951,956    $ 20,292,008    $148,963,847     $ 49,756,273
                                                   ==============  ==============  ==============  ===============  ================




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                    The Universal Institutional
                                                       Putnam Variable Trust Sub-Accounts            Funds, Inc. Sub-Accounts
                                                ------------------------------------------------  ------------------------------

                                                                                                     Emerging
                                                  VT Growth     VT International                      Markets         Equity
                                                  and Income         Growth         VT Voyager        Equity          Growth
                                                --------------  ----------------  --------------  --------------  --------------
ASSETS
Investments at fair value                        $ 28,218,465      $ 38,728,400    $ 34,588,836    $ 16,448,244    $ 76,091,462
                                                --------------  ----------------  --------------  --------------  --------------

     Total assets                                $ 28,218,465      $ 38,728,400    $ 34,588,836    $ 16,448,244    $ 76,091,462
                                                ==============  ================  ==============  ==============  ==============


NET ASSETS
Accumulation units                               $ 28,218,465      $ 38,728,400    $ 34,587,251    $ 16,448,244    $ 76,077,708
Contracts in payout (annuitization) period                  -                 -           1,585               -          13,754
                                                --------------  ----------------  --------------  --------------  --------------

     Total net assets                            $ 28,218,465      $ 38,728,400    $ 34,588,836    $ 16,448,244    $ 76,091,462
                                                ==============  ================  ==============  ==============  ==============


FUND SHARE INFORMATION
     Number of shares                               1,203,859         3,133,366       1,211,094       2,480,881       5,354,783
                                                ==============  ================  ==============  ==============  ==============

     Cost                                        $ 29,060,208      $ 45,642,086    $ 47,213,389    $ 21,794,755    $ 96,016,247
                                                ==============  ================  ==============  ==============  ==============




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                                     Van Kampen
                                                                                                   Van Kampen     Life Investment
                                                                                                Life Investment        Trust
                                                        The Universal Institutional                  Trust          (Class II)
                                                          Funds, Inc. Sub-Accounts                Sub-Account       Sub-Account
                                               ----------------------------------------------   ---------------   ---------------

                                                                                                                   Lit Emerging
                                                International      Mid Cap        U.S. Real       Lit Emerging        Growth
                                                    Magnum          Value           Estate           Growth       (Class II) (a)
                                               --------------  --------------  --------------   ---------------   ---------------
ASSETS
Investments at fair value                       $ 19,771,754    $ 63,097,030    $ 27,855,482      $163,251,375     $  17,334,731
                                               --------------  --------------  --------------   ---------------   ---------------

     Total assets                               $ 19,771,754    $ 63,097,030    $ 27,855,482      $163,251,375     $  17,334,731
                                               ==============  ==============  ==============   ===============   ===============


NET ASSETS
Accumulation units                              $ 19,716,450    $ 63,097,030    $ 27,802,514      $163,204,885     $  17,334,731
Contracts in payout (annuitization) period            55,304               -          52,968            46,490                 -
                                               --------------  --------------  --------------   ---------------   ---------------

     Total net assets                           $ 19,771,754    $ 63,097,030    $ 27,855,482      $163,251,375     $  17,334,731
                                               ==============  ==============  ==============   ===============   ===============


FUND SHARE INFORMATION
     Number of shares                              2,090,037       4,333,587       2,305,917         5,756,395           612,535
                                               ==============  ==============  ==============   ===============   ===============

     Cost                                       $ 23,369,904    $ 62,480,371    $ 26,978,220      $230,555,117     $  17,877,552
                                               ==============  ==============  ==============   ===============   ===============







(a) For the Period Beginning May 17, 2001 and Ended December 31, 2001



See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                               Morgan Stanley Variable Investment Series Sub-Accounts
                                                  ---------------------------------------------------------------------------------

                                                                                     Competitive
                                                     Aggressive        Capital           Edge,         Dividend
                                                       Equity          Growth        "Best Ideas"       Growth           Equity
                                                  --------------  --------------   --------------  ---------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                          $    323,453    $    707,477     $    330,106    $  24,183,042    $   6,337,603
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                      (1,201,601)     (1,606,642)        (679,873)     (17,337,738)     (15,473,645)
     Administrative expense                             (87,664)       (121,891)         (49,985)      (1,320,179)      (1,167,738)
                                                  --------------  --------------   --------------  ---------------  ---------------

         Net investment income (loss)                  (965,812)     (1,021,056)        (399,752)       5,525,125      (10,303,780)
                                                  --------------  --------------   --------------  ---------------  ---------------


NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                             43,883,993      46,014,468       28,641,243      267,305,873      336,765,742
     Cost of investments sold                        57,530,196      52,619,301       34,831,249      175,103,828      421,184,847
                                                  --------------  --------------   --------------  ---------------  ---------------

         Realized gains (losses) on fund shares     (13,646,203)     (6,604,833)      (6,190,006)      92,202,045      (84,419,105)

Realized gain distributions                                   -       8,850,708        3,747,113                -      258,123,859
                                                  --------------  --------------   --------------  ---------------  ---------------

         Net realized gains (losses)                (13,646,203)      2,245,875       (2,442,893)      92,202,045      173,704,754

Change in unrealized gains (losses)                 (22,452,756)    (44,024,208)     (12,400,121)    (188,770,326)    (615,025,686)
                                                  --------------  --------------   --------------  ---------------  ---------------

         Net realized and unrealized gains
          (losses) on investments                   (36,098,959)    (41,778,333)     (14,843,014)     (96,568,281)    (441,320,932)
                                                  --------------  --------------   --------------  ---------------  ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                    $(37,064,771)   $(42,799,389)    $(15,242,766)   $ (91,043,156)   $(451,624,712)
                                                  ==============  ==============   ==============  ===============  ===============




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                               Morgan Stanley Variable Investment Series Sub-Accounts
                                                  --------------------------------------------------------------------------------

                                                                       Global
                                                     European         Dividend           High           Income
                                                      Growth           Growth            Yield          Builder       Information
                                                  ---------------  ---------------  ---------------  -------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                           $  4,242,933     $  8,314,816     $ 16,045,282    $ 2,751,083    $      6,925
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                       (4,722,887)      (3,982,310)      (1,204,840)      (813,948)        (50,490)
     Administrative expense                             (358,244)        (303,927)         (91,499)       (60,857)         (3,708)
                                                  ---------------  ---------------  ---------------  -------------  --------------

         Net investment income (loss)                   (838,198)       4,028,579       14,748,943      1,876,278         (47,273)
                                                  ---------------  ---------------  ---------------  -------------  --------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                             281,532,928       82,977,524       56,305,238     22,928,346       8,279,956
     Cost of investments sold                        329,758,898       87,486,582      128,848,237     23,518,499      10,298,694
                                                  ---------------  ---------------  ---------------  -------------  --------------

         Realized gains (losses) on fund shares      (48,225,970)      (4,509,058)     (72,542,999)      (590,153)     (2,018,738)

Realized gain distributions                           67,115,058        3,581,782                -              -               -
                                                  ---------------  ---------------  ---------------  -------------  --------------

         Net realized gains (losses)                  18,889,088         (927,276)     (72,542,999)      (590,153)     (2,018,738)

Change in unrealized gains (losses)                ( 102,918,217)     (28,611,193)      20,930,004     (1,096,051)       (408,856)
                                                  ---------------  ---------------  ---------------  -------------  --------------

         Net realized and unrealized gains
         (losses) on investments                     (84,029,129)     (29,538,469)     (51,612,995)    (1,686,204)     (2,427,594)
                                                  ---------------  ---------------  ---------------  -------------  --------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                     $(84,867,327)    $(25,509,890)    $(36,864,052)   $   190,074    $ (2,474,867)
                                                  ===============  ===============  ===============  =============  ==============



See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                               Morgan Stanley Variable Investment Series Sub-Accounts
                                                 ---------------------------------------------------------------------------------

                                                                                       Quality
                                                       Money           Pacific          Income          S&P 500        Short-Term
                                                       Market           Growth           Plus            Index            Bond
                                                 ----------------  ---------------  --------------  ---------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                         $   15,127,207     $    828,207    $ 23,604,494     $  1,596,479    $   656,566
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                       (5,375,549)        (597,629)     (5,180,388)      (2,364,363)      (199,502)
     Administrative expense                             (405,768)         (45,093)       (398,556)        (173,123)       (14,944)
                                                 ----------------  ---------------  --------------  ---------------  -------------

         Net investment income (loss)                  9,345,890          185,485      18,025,550         (941,007)       442,120
                                                 ----------------  ---------------  --------------  ---------------  -------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                           2,155,126,003      511,734,087      79,381,126       46,937,305     11,273,847
     Cost of investments sold                      2,155,126,003      526,767,241      79,854,836       52,366,364     11,204,619
                                                 ----------------  ---------------  --------------  ---------------  -------------

         Realized gains (losses) on fund shares                -      (15,033,154)       (473,710)      (5,429,059)        69,228

Realized gain distributions                                    -                -               -                -              -
                                                 ----------------  ---------------  --------------  ---------------  -------------

         Net realized gains (losses)                           -      (15,033,154)       (473,710)      (5,429,059)        69,228

Change in unrealized gains (losses)                            -        3,976,228      12,514,067      (20,957,287)       156,599
                                                 ----------------  ---------------  --------------  ---------------  -------------

         Net realized and unrealized gains
         (losses) on investments                               -      (11,056,926)     12,040,357      (26,386,346)       225,827
                                                 ----------------  ---------------  --------------  ---------------  -------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                   $    9,345,890     $(10,871,441)   $ 30,065,907     $(27,327,353)   $   667,947
                                                 ================  ===============  ==============  ===============  =============





See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                        Morgan Stanley Variable            Morgan Stanley Variable Investment
                                                    Investment Series Sub-Accounts        Series (Class Y Shares) Sub-Accounts
                                                   --------------------------------  ----------------------------------------------

                                                                                                                       Competitive
                                                                                         Aggressive       Capital          Edge,
                                                       Strategist       Utilities          Equity          Growth      "Best Ideas"
                                                   ---------------  ---------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                           $  13,646,075    $   8,761,174    $     52,494    $     27,591    $     32,729
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                        (7,076,520)      (5,207,920)       (246,924)        (89,899)        (81,424)
     Administrative expense                              (538,416)        (400,258)        (16,007)         (5,757)         (5,367)
                                                   ---------------  ---------------  --------------  --------------  --------------

         Net investment income (loss)                   6,031,139        3,152,996        (210,437)        (68,065)        (54,062)
                                                   ---------------  ---------------  --------------  --------------  --------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                              130,394,465      112,816,361       2,975,813       1,040,046         988,732
     Cost of investments sold                         130,534,746      103,342,288       3,876,276       1,286,529       1,320,694
                                                   ---------------  ---------------  --------------  --------------  --------------

         Realized gains (losses) on fund shares          (140,281)       9,474,073        (900,463)       (246,483)       (331,962)

Realized gain distributions                            23,282,888       25,378,980               -         377,509         413,129
                                                   ---------------  ---------------  --------------  --------------  --------------

         Net realized gains (losses)                   23,142,607       34,853,053        (900,463)        131,026          81,167

Change in unrealized gains (losses)                  (100,075,099)    (161,250,524)     (4,152,238)     (1,504,764)     (1,541,758)
                                                   ---------------  ---------------  --------------  --------------  --------------

         Net realized and unrealized gains
         (losses) on investments                      (76,932,492)    (126,397,471)     (5,052,701)     (1,373,738)     (1,460,591)
                                                   ---------------  ---------------  --------------  --------------  --------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                     $ (70,901,353)   $(123,244,475)   $ (5,263,138)   $ (1,441,803)   $ (1,514,653)
                                                   ===============  ===============  ==============  ==============  ==============




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                      Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                   -----------------------------------------------------------------------------

                                                                                                       Global
                                                      Dividend                         European       Dividend         High
                                                       Growth           Equity          Growth         Growth          Yield
                                                   --------------  ---------------  --------------  ------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                           $    699,131    $     141,853    $    188,015    $  157,072    $    876,012
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                         (562,506)        (675,444)       (249,853)      (89,393)        (68,013)
     Administrative expense                              (37,455)         (44,936)        (16,465)       (5,711)         (4,480)
                                                   --------------  ---------------  --------------  ------------  --------------

         Net investment income (loss)                     99,170         (578,527)        (78,303)       61,968         803,519
                                                   --------------  ---------------  --------------  ------------  --------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                               8,750,147        6,166,528      43,314,064       989,737       1,768,032
     Cost of investments sold                          8,556,684        8,554,528      43,943,294     1,047,505       2,397,042
                                                   --------------  ---------------  --------------  ------------  --------------

         Realized gains (losses) on fund shares          193,463       (2,388,000)       (629,230)      (57,768)       (629,010)

Realized gain distributions                                    -       10,595,403       3,106,023        68,321               -
                                                   --------------  ---------------  --------------  ------------  --------------

         Net realized gains (losses)                     193,463        8,207,403       2,476,793        10,553        (629,010)

Change in unrealized gains (losses)                   (3,121,642)     (20,034,944)     (5,007,923)     (393,166)     (2,264,080)
                                                   --------------  ---------------  --------------  ------------  --------------

         Net realized and unrealized gains
         (losses) on investments                      (2,928,179)     (11,827,541)     (2,531,130)     (382,613)     (2,893,090)
                                                   --------------  ---------------  --------------  ------------  --------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                     $ (2,829,009)   $ (12,406,068)   $ (2,609,433)   $ (320,645)   $ (2,089,571)
                                                   ==============  ===============  ==============  ============  ==============




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                    Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                   --------------------------------------------------------------------------

                                                                                                                   Quality
                                                      Income                          Money          Pacific        Income
                                                      Builder     Information        Market          Growth          Plus
                                                   ------------  --------------  --------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                           $  191,955    $      8,124    $  1,859,490    $    43,963    $ 1,550,010
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                        (58,063)        (74,733)     (1,002,011)       (24,928)      (394,307)
     Administrative expense                             (3,852)         (4,751)        (62,418)        (1,638)       (26,331)
                                                   ------------  --------------  --------------  -------------  -------------

         Net investment income (loss)                  130,040         (71,360)        795,061         17,397      1,129,372
                                                   ------------  --------------  --------------  -------------  -------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                               930,948       1,192,095     156,057,412     50,591,074      3,116,151
     Cost of investments sold                          969,997       1,575,230     156,057,412     50,232,309      3,069,886
                                                   ------------  --------------  --------------  -------------  -------------

         Realized gains (losses) on fund shares        (39,049)       (383,135)              -        358,765         46,265

Realized gain distributions                                  -               -               -              -              -
                                                   ------------  --------------  --------------  -------------  -------------

         Net realized gains (losses)                   (39,049)       (383,135)              -        358,765         46,265

Change in unrealized gains (losses)                   (198,790)     (1,620,830)              -       (154,721)       458,324
                                                   ------------  --------------  --------------  -------------  -------------

         Net realized and unrealized gains
         (losses) on investments                      (237,839)     (2,003,965)              -        204,044        504,589
                                                   ------------  --------------  --------------  -------------  -------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                     $ (107,799)   $ (2,075,325)   $    795,061    $   221,441    $ 1,633,961
                                                   ============  ==============  ==============  =============  =============



See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                                                                                    AIM Variable
                                                              Morgan Stanley Variable Investment Series            Insurance Funds
                                                                    (Class Y Shares) Sub-Accounts                   Sub-Accounts
                                                    -----------------------------------------------------------  ----------------

                                                       S&P 500       Short-Term                                  AIM V.I. Capital
                                                        Index           Bond       Strategist       Utilities      Appreciation
                                                    --------------  -----------  --------------  --------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                            $    251,243    $ 412,305    $    866,595    $    472,809    $            -
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                          (426,335)    (156,560)       (511,271)       (324,511)         (237,705)
     Administrative expense                               (28,231)      (9,958)        (34,039)        (21,848)          (16,300)
                                                    --------------  -----------  --------------  --------------  ----------------

         Net investment income (loss)                    (203,323)     245,787         321,285         126,450          (254,005)
                                                    --------------  -----------  --------------  --------------  ----------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                                4,192,322    2,349,818       8,922,310       8,660,443        19,050,306
     Cost of investments sold                           4,638,136    2,326,747       9,769,521       9,658,572        21,871,073
                                                    --------------  -----------  --------------  --------------  ----------------

         Realized gains (losses) on fund shares          (445,814)      23,071        (847,211)       (998,129)       (2,820,767)

Realized gain distributions                                     -            -       1,495,274       1,419,240         1,682,502
                                                    --------------  -----------  --------------  --------------  ----------------

         Net realized gains (losses)                     (445,814)      23,071         648,063         421,111        (1,138,265)

Change in unrealized gains (losses)                    (2,662,893)     137,525      (4,611,997)     (7,589,144)       (2,653,461)
                                                    --------------  -----------  --------------  --------------  ----------------

         Net realized and unrealized gains
         (losses) on investments                       (3,108,707)     160,596      (3,963,934)     (7,168,033)       (3,791,726)
                                                    --------------  -----------  --------------  --------------  ----------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $ (3,312,030)   $ 406,383    $ (3,642,649)   $ (7,041,583)   $   (4,045,731)
                                                    ==============  ===========  ==============  ==============  ================



See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                        AIM Variable Insurance                    Alliance Variable
                                                          Funds Sub-Accounts               Product Series Fund Sub-Accounts
                                                    ------------------------------  ----------------------------------------------

                                                                                                       Alliance        Alliance
                                                        AIM V.I.        AIM V.I.       Alliance        Growth &         Premier
                                                        Growth           Value          Growth          Income          Growth
                                                    --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                            $     26,217    $     76,279    $     27,389    $    406,449    $          -
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                          (133,856)       (651,040)       (181,102)     (1,183,524)       (522,367)
     Administrative expense                                (9,278)        (45,317)        (12,790)        (83,317)        (36,687)
                                                    --------------  --------------  --------------  --------------  --------------

         Net investment income (loss)                    (116,917)       (620,078)       (166,503)       (860,392)       (559,054)
                                                    --------------  --------------  --------------  --------------  --------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                                7,689,278      42,555,920      13,370,357      40,940,394      15,579,341
     Cost of investments sold                           9,178,579      45,855,308      15,699,302      42,193,155      21,151,683
                                                    --------------  --------------  --------------  --------------  --------------

         Realized gains (losses) on fund shares        (1,489,301)     (3,299,388)     (2,328,945)     (1,252,761)     (5,572,342)

Realized gain distributions                                     -       1,157,918       1,968,811       3,148,416       1,974,216
                                                    --------------  --------------  --------------  --------------  --------------

         Net realized gains (losses)                   (1,489,301)     (2,141,470)       (360,134)      1,895,655      (3,598,126)

Change in unrealized gains (losses)                    (2,100,990)     (3,610,163)     (3,037,585)     (4,612,532)     (3,946,380)
                                                    --------------  --------------  --------------  --------------  --------------

         Net realized and unrealized gains
         (losses) on investments                       (3,590,291)     (5,751,633)     (3,397,719)     (2,716,877)     (7,544,506)
                                                    --------------  --------------  --------------  --------------  --------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $ (3,707,208)   $ (6,371,711)   $ (3,564,222)   $ (3,577,269)   $ (8,103,560)
                                                    ==============  ==============  ==============  ==============  ==============




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                                                                      The Universal Institutional
                                                         Putnam Variable Trust Sub-Accounts             Funds, Inc. Sub-Accounts
                                                  ------------------------------------------------  -------------------------------

                                                                                                      Emerging
                                                     VT Growth    VT International                     Markets          Equity
                                                    and Income         Growth         VT Voyager        Equity          Growth
                                                  --------------  ----------------  --------------  --------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                          $    230,096    $       68,749    $          -    $          -    $           -
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                        (282,304)         (445,257)       (424,592)       (254,755)      (1,208,222)
     Administrative expense                             (19,768)          (30,875)        (29,356)        (17,962)         (87,307)
                                                  --------------  ----------------  --------------  --------------  ---------------

         Net investment income (loss)                   (71,976)         (407,383)       (453,948)       (272,717)      (1,295,529)
                                                  --------------  ----------------  --------------  --------------  ---------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                             31,510,819       110,418,284      13,004,377     141,280,423       35,946,927
     Cost of investments sold                        32,034,860       113,042,922      17,543,157     145,217,940       45,517,904
                                                  --------------  ----------------  --------------  --------------  ---------------

         Realized gains (losses) on fund shares        (524,041)       (2,624,638)     (4,538,780)     (3,937,517)      (9,570,977)

Realized gain distributions                             169,637         2,802,725       5,909,887               -          109,684
                                                  --------------  ----------------  --------------  --------------  ---------------

         Net realized gains (losses)                   (354,404)          178,087       1,371,107      (3,937,517)      (9,461,293)

Change in unrealized gains (losses)                  (1,201,540)       (6,166,679)     (8,350,434)      3,365,880       (7,599,027)
                                                  --------------  ----------------  --------------  --------------  ---------------

         Net realized and unrealized gains
         (losses) on investments                     (1,555,944)       (5,988,592)     (6,979,327)       (571,637)     (17,060,320)
                                                  --------------  ----------------  --------------  --------------  ---------------


INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                    $ (1,627,920)   $   (6,395,975)   $ (7,433,275)   $   (844,354)   $ (18,355,849)
                                                  ==============  ================  ==============  ==============  ===============




See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,  2001
--------------------------------------------------------------------------------

                                                                                                                       Van Kampen
                                                                                                       Van Kampen         Life
                                                                                                          Life         Investment
                                                                                                       Investment         Trust
                                                               The Universal Institutional                Trust         (Class II)
                                                                 Funds, Inc. Sub-Accounts              Sub-Account     Sub-Account
                                                       --------------------------------------------  --------------  --------------

                                                                                                                      Lit Emerging
                                                        International     Mid Cap       U.S. Real     Lit Emerging       Growth
                                                            Magnum         Value          Estate         Growth      (Class II) (a)
                                                       --------------  -------------  -------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $    103,521    $         -    $ 1,000,282    $          -    $          -
Charges from Northbrook Life Insurance Company:
     Mortality and expense risk                             (283,414)      (463,915)      (291,287)     (2,812,299)        (85,921)
     Administrative expense                                  (20,143)       (31,576)       (20,658)       (200,088)         (5,226)
                                                       --------------  -------------  -------------  --------------  --------------

         Net investment income (loss)                       (200,036)      (495,491)       688,337      (3,012,387)        (91,147)
                                                       --------------  -------------  -------------  --------------  --------------


NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
     Proceeds from sales                                  70,015,200     44,399,515     70,957,491     147,232,356         946,997
     Cost of investments sold                             71,335,753     45,081,481     69,951,498     192,771,866       1,020,787
                                                       --------------  -------------  -------------  --------------  --------------

         Realized gains (losses) on fund shares           (1,320,553)      (681,966)     1,005,993     (45,539,510)        (73,790)

Realized gain distributions                                        -         35,791        178,077         224,992               -
                                                       --------------  -------------  -------------  --------------  --------------

         Net realized gains (losses)                      (1,320,553)      (646,175)     1,184,070     (45,314,518)        (73,790)

Change in unrealized gains (losses)                       (2,439,411)     1,311,149       (219,723)    (41,940,418)       (542,821)
                                                       --------------  -------------  -------------  --------------  --------------

         Net realized and unrealized gains
         (losses) on investments                          (3,759,964)       664,974        964,347     (87,254,936)       (616,611)
                                                       --------------  -------------  -------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                         $ (3,960,000)   $   169,483    $ 1,652,684    $(90,267,323)   $   (707,758)
                                                       ==============  =============  =============  ==============  ==============



(a) For the Period Beginning May 17, 2001 and Ended December 31, 2001


See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                          Morgan Stanley Variable Investment Series Sub-Accounts
                                         ------------------------------------------------------------------------------------------


                                                                                                           Competitive Edge,
                                               Aggressive Equity               Capital Growth                 "Best Ideas"
                                         ----------------------------- ------------------------------ -----------------------------


                                              2001           2000           2001            2000           2001           2000
                                         -------------- -------------- -------------- --------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)              $   (965,812)  $ (1,581,613)  $ (1,021,056)  $  (2,397,798)  $   (399,752)  $   (749,124)
Net realized gains (losses)                (13,646,203)       387,151      2,245,875      34,459,492     (2,442,893)       789,554
Change in unrealized gains (losses)        (22,452,756)   (11,134,118)   (44,024,208)    (32,870,081)   (12,400,121)   (14,724,894)
                                         -------------- -------------- -------------- --------------- -------------- --------------

Increase (decrease) in net assets
     from operations                       (37,064,771)   (12,328,580)   (42,799,389)       (808,387)   (15,242,766)   (14,684,464)
                                         -------------- -------------- -------------- --------------- -------------- --------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                     2,107,201     37,028,311        885,219      13,443,564        493,686     12,414,281
Benefit payments                              (931,513)      (900,845)    (2,737,272)     (1,969,294)    (1,233,248)      (532,011)
Payments on termination                     (8,498,598)    (6,715,026)   (13,342,050)    (18,795,015)    (4,928,229)    (4,806,290)
Contract maintenance charge                    (24,296)       (56,112)       (21,339)        (65,736)       (12,466)       (28,565)
Transfers among the sub-accounts
     and with the Fixed Account - net      (22,572,035)    78,737,903    (15,052,699)     18,365,722     (7,422,665)    14,339,473
                                         -------------- -------------- -------------- --------------- -------------- --------------

Increase (decrease) in net assets
     from capital transactions             (29,919,241)   108,094,231    (30,268,141)     10,979,241    (13,102,922)    21,386,888
                                         -------------- -------------- -------------- --------------- -------------- --------------

INCREASE (DECREASE) IN NET ASSETS          (66,984,012)    95,765,651    (73,067,530)     10,170,854    (28,345,688)     6,702,424

NET ASSETS AT BEGINNING OF PERIOD          133,400,374     37,634,723    167,994,999     157,824,145     66,172,996     59,470,572
                                         -------------- -------------- -------------- --------------- -------------- --------------

NET ASSETS AT END OF PERIOD               $ 66,416,362   $133,400,374   $ 94,927,469   $ 167,994,999   $ 37,827,308   $ 66,172,996
                                         ============== ============== ============== =============== ============== ==============


UNITS OUTSTANDING
 Units outstanding at beginning
    of period                                9,575,316      2,601,436      5,684,829       5,101,629      6,699,772      4,893,796
   Units issued                              2,371,785     12,519,507      1,873,419       2,421,653      3,423,248      3,572,110
   Units redeemed                           (5,144,750)    (5,545,627)    (2,931,541)     (1,838,453)    (5,050,027)    (1,766,134)
                                         -------------- -------------- -------------- --------------- -------------- --------------
 Units outstanding at end of period          6,802,351      9,575,316      4,626,707       5,684,829      5,072,993      6,699,772
                                         ============== ============== ============== =============== ============== ==============



See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                             Morgan Stanley Variable Investment Series Sub-Accounts
                                                  ----------------------------------------------------------------------------

                                                            Dividend Growth                           Equity
                                                  -----------------------------------   -----------------------------------

                                                        2001                2000               2001               2000
                                                  ----------------   ----------------   ----------------   ----------------
FROM OPERATIONS
Net investment income (loss)                       $    5,525,125     $   10,133,490     $  (10,303,780)    $  (14,999,759)
Net realized gains (losses)                            92,202,045        539,382,896        173,704,754        334,815,706
Change in unrealized gains (losses)                  (188,770,326)      (532,890,671)      (615,025,686)      (594,936,907)
                                                  ----------------   ----------------   ----------------   ----------------


Change in net assets resulting
  from operations                                     (91,043,156)        16,625,715       (451,624,712)      (275,120,960)
                                                  ----------------   ----------------   ----------------   ----------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                7,607,425         39,845,901          5,914,512        100,705,202
Benefit payments                                      (26,351,707)       (22,382,755)       (21,055,042)       (18,537,524)
Payments on termination                              (141,486,770)      (175,477,715)      (119,016,112)      (168,025,629)
Contract maintenance charge                              (351,751)          (630,181)          (217,948)          (661,389)
Transfers among the sub-accounts
     and with the Fixed Account - net                 (20,276,354)      (305,079,362)      (149,088,835)       121,184,474
                                                  ----------------   ----------------   ----------------   ----------------

Change in net assets resulting
     from capital transactions                       (180,859,157)      (463,724,112)      (283,463,425)        34,665,134
                                                  ----------------   ----------------   ----------------   ----------------

INCREASE (DECREASE) IN NET ASSETS                    (271,902,313)      (447,098,397)      (735,088,137)      (240,455,826)

NET ASSETS AT BEGINNING OF PERIOD                   1,445,712,881      1,892,811,278      1,677,586,706      1,918,042,532
                                                  ----------------   ----------------   ----------------   ----------------

NET ASSETS AT END OF PERIOD                        $1,173,810,568     $1,445,712,881     $  942,498,569     $1,677,586,706
                                                  ================   ================   ================   ================


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                            41,746,177         54,621,269         28,003,922         25,430,662
   Units issued                                         7,642,417          8,221,067          5,040,743          9,069,570
   Units redeemed                                     (11,671,336)       (21,096,159)        (9,325,871)        (6,496,310)
                                                  ----------------   ----------------   ----------------   ----------------
 Units outstanding at end of period                    37,717,258         41,746,177         23,718,794         28,003,922
                                                  ================   ================   ================   ================


                                                                Morgan Stanley Variable
                                                             Investment Series Sub-Accounts
                                                            ---------------------------------

                                                                     European Growth
                                                            ---------------------------------

                                                                  2001              2000
                                                            ---------------   ---------------
FROM OPERATIONS
Net investment income (loss)                                 $    (838,198)    $  (4,222,510)
Net realized gains (losses)                                     18,889,088       121,874,225
Change in unrealized gains (losses)                           (102,918,217)     (149,231,476)
                                                            ---------------   ---------------


Change in net assets resulting
  from operations                                              (84,867,327)      (31,579,761)
                                                            ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                         1,270,031        24,846,114
Benefit payments                                                (6,430,912)       (5,830,479)
Payments on termination                                        (37,665,104)      (54,836,408)
Contract maintenance charge                                        (69,797)         (190,290)
Transfers among the sub-accounts
     and with the Fixed Account - net                          (50,608,981)        2,444,524
                                                            ---------------   ---------------

Change in net assets resulting
     from capital transactions                                 (93,504,763)      (33,566,539)
                                                            ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS                             (178,372,090)      (65,146,300)

NET ASSETS AT BEGINNING OF PERIOD                              470,661,784       535,808,084
                                                            ---------------   ---------------

NET ASSETS AT END OF PERIOD                                  $ 292,289,694     $ 470,661,784
                                                            ===============   ===============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                                     12,679,136        12,634,372
   Units issued                                                 10,608,529        10,148,705
   Units redeemed                                              (13,054,812)      (10,103,941)
                                                            ---------------   ---------------
 Units outstanding at end of period                             10,232,853        12,679,136
                                                            ===============   ===============



See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                        Morgan Stanley Variable Investment Series Sub-Accounts
                                        ------------------------------------------------------------------------------------------

                                            Global Dividend Growth               High Yield                   Income Builder
                                        ------------------------------ ------------------------------ ----------------------------

                                             2001           2000            2001           2000            2001          2000
                                        -------------- --------------- -------------- --------------- ------------- --------------
FROM OPERATIONS
Net investment income (loss)             $  4,028,579   $  (2,821,471)  $ 14,748,943   $  31,996,217   $ 1,876,278   $  2,394,071
Net realized gains (losses)                  (927,276)     38,005,100    (72,542,999)    (49,030,625)     (590,153)    (1,282,412)
Change in unrealized gains (losses)       (28,611,193)    (57,816,199)    20,930,004     (47,984,362)   (1,096,051)    (2,694,441)
                                        -------------- --------------- -------------- --------------- ------------- --------------

Change in net assets resulting
  from operations                         (25,509,890)    (22,632,570)   (36,864,052)    (65,018,770)      190,074     (1,582,782)
                                        -------------- --------------- -------------- --------------- ------------- --------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                    1,255,912       6,820,575      1,043,201       5,088,118       783,806      1,613,246
Benefit payments                           (6,626,092)     (4,968,693)    (2,227,506)     (4,283,015)   (1,242,933)      (968,748)
Payments on termination                   (33,293,056)    (42,189,879)   (13,116,725)    (30,396,806)   (5,792,750)    (5,576,539)
Contract maintenance charge                   (78,035)       (153,681)       (28,236)        (63,055)      (16,253)       (24,523)
Transfers among the sub-accounts
     and with the Fixed Account - net     (18,981,822)    (62,748,030)    (8,089,181)    (45,613,045)    9,385,918    (14,824,705)
                                        -------------- --------------- -------------- --------------- ------------- --------------

Change in net assets resulting
     from capital transactions            (57,723,093)   (103,239,708)   (22,418,447)    (75,267,803)    3,117,788    (19,781,269)
                                        -------------- --------------- -------------- --------------- ------------- --------------

INCREASE (DECREASE) IN NET ASSETS         (83,232,983)   (125,872,278)   (59,282,499)   (140,286,573)    3,307,862    (21,364,051)

NET ASSETS AT BEGINNING OF PERIOD         349,693,119     475,565,397    118,397,370     258,683,943    56,815,769     78,179,820
                                        -------------- --------------- -------------- --------------- ------------- --------------

NET ASSETS AT END OF PERIOD              $266,460,136   $ 349,693,119   $ 59,114,871   $ 118,397,370   $60,123,631   $ 56,815,769
                                        ============== =============== ============== =============== ============= ==============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                19,273,572      24,912,995      7,664,736      11,024,738     4,466,937      6,052,748
   Units issued                             3,135,308       2,771,536      4,103,739       2,363,606     2,770,595      1,010,620
   Units redeemed                          (6,275,647)     (8,410,959)    (5,763,540)     (5,723,608)   (2,522,699)    (2,596,431)
                                        -------------- --------------- -------------- --------------- ------------- --------------
 Units outstanding at end of period        16,133,233      19,273,572      6,004,935       7,664,736     4,714,833      4,466,937
                                        ============== =============== ============== =============== ============= ==============





See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                         Morgan Stanley Variable Investment Series Sub-Accounts
                                           ----------------------------------------------------------------------------------------

                                                   Information                 Money Market                   Pacific Growth
                                           -------------------------- ------------------------------- -----------------------------

                                               2001        2000 (b)         2001            2000           2001           2000
                                           ------------- ------------ --------------- --------------- -------------- --------------
FROM OPERATIONS
Net investment income (loss)                $   (47,273)  $   (3,276)  $   9,345,890   $  15,583,814   $    185,485   $     88,849
Net realized gains (losses)                  (2,018,738)     (14,800)              -               -    (15,033,154)    (4,721,991)
Change in unrealized gains (losses)            (408,856)    (160,451)              -               -      3,976,228    (25,754,810)
                                           ------------- ------------ --------------- --------------- -------------- --------------

Change in net assets resulting
  from operations                            (2,474,867)    (178,527)      9,345,890      15,583,814    (10,871,441)   (30,387,952)
                                           ------------- ------------ --------------- --------------- -------------- --------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                        804,811    1,097,092      11,573,609      47,872,330        232,441      6,138,915
Benefit payments                                (26,317)           -     (15,107,122)    (15,333,949)      (753,036)      (779,687)
Payments on termination                        (325,871)        (125)   (105,922,924)   (100,926,101)    (4,781,016)    (8,242,631)
Contract maintenance charge                        (862)        (595)        (69,893)       (109,981)       (12,609)       (28,669)
Transfers among the sub-accounts
     and with the Fixed Account - net         3,850,342    1,600,612     190,530,214     (17,688,547)   (12,313,581)   (14,475,423)
                                           ------------- ------------ --------------- --------------- -------------- --------------

Change in net assets resulting
     from capital transactions                4,302,103    2,696,984      81,003,884     (86,186,248)   (17,627,801)   (17,387,495)
                                           ------------- ------------ --------------- --------------- -------------- --------------

INCREASE (DECREASE) IN NET ASSETS             1,827,236    2,518,457      90,349,774     (70,602,434)   (28,499,242)   (47,775,447)

NET ASSETS AT BEGINNING OF PERIOD             2,518,457            -     329,004,830     399,607,264     58,401,113    106,176,560
                                           ------------- ------------ --------------- --------------- -------------- --------------

NET ASSETS AT END OF PERIOD                 $ 4,345,693   $2,518,457   $ 419,354,604   $ 329,004,830   $ 29,901,871   $ 58,401,113
                                           ============= ============ =============== =============== ============== ==============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                     271,097            -      23,740,229      29,968,046      9,945,463     11,989,810
   Units issued                               6,024,797      306,866     159,531,277     124,837,673    116,295,697     62,061,623
   Units redeemed                            (5,465,478)     (35,769)   (153,608,788)   (131,065,490)  (119,202,892)   (64,105,970)
                                           ------------- ------------ --------------- --------------- -------------- --------------
 Units outstanding at end of period             830,416      271,097      29,662,718      23,740,229      7,038,268      9,945,463
                                           ============= ============ =============== =============== ============== ==============


(b) For the Period Beginning November 6, 2000 and Ended December 31, 2000



See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                             Morgan Stanley Variable Investment Series Sub-Accounts
                                             --------------------------------------------------------------------------------------

                                                  Quality Income Plus              S&P 500 Index               Short-Term Bond
                                             ----------------------------- ----------------------------- --------------------------

                                                  2001           2000           2001           2000           2001         2000
                                             -------------- -------------- -------------- -------------- ------------- ------------
FROM OPERATIONS
Net investment income (loss)                  $ 18,025,550   $ 20,697,830   $   (941,007)  $ (1,881,392)  $   442,120   $  179,078
Net realized gains (losses)                       (473,710)    (8,776,040)    (5,429,059)     2,868,493        69,228        2,408
Change in unrealized gains (losses)             12,514,067     21,690,015    (20,957,287)   (23,889,850)      156,599       44,678
                                             -------------- -------------- -------------- -------------- ------------- ------------

Change in net assets resulting
  from operations                               30,065,907     33,611,805    (27,327,353)   (22,902,749)      667,947      226,164
                                             -------------- -------------- -------------- -------------- ------------- ------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                         4,939,358      7,876,912      4,234,143     29,138,284       827,840    1,300,140
Benefit payments                               (11,094,314)    (9,709,897)    (2,936,618)    (2,917,283)     (111,472)    (168,784)
Payments on termination                        (46,772,728)   (50,375,262)   (17,240,687)   (17,084,143)   (1,670,501)    (448,343)
Contract maintenance charge                        (87,841)      (154,638)       (41,424)       (79,072)       (3,732)      (2,476)
Transfers among the sub-accounts
     and with the Fixed Account - net           68,925,710    (26,207,240)       122,501     36,340,948    18,679,806    2,278,206
                                             -------------- -------------- -------------- -------------- ------------- ------------

Change in net assets resulting
     from capital transactions                  15,910,185    (78,570,125)   (15,862,085)    45,398,734    17,721,941    2,958,743
                                             -------------- -------------- -------------- -------------- ------------- ------------

INCREASE (DECREASE) IN NET ASSETS               45,976,092    (44,958,320)   (43,189,438)    22,495,985    18,389,888    3,184,907

NET ASSETS AT BEGINNING OF PERIOD              369,052,337    414,010,657    199,783,875    177,287,890     6,320,376    3,135,469
                                             -------------- -------------- -------------- -------------- ------------- ------------

NET ASSETS AT END OF PERIOD                   $415,028,429   $369,052,337   $156,594,437   $199,783,875   $24,710,264   $6,320,376
                                             ============== ============== ============== ============== ============= ============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                     19,220,868     23,143,001     17,090,755     13,501,566       602,331      311,741
   Units issued                                  9,500,211      4,689,882      5,147,175      8,539,280     3,588,911      787,481
   Units redeemed                               (8,183,520)    (8,612,015)    (6,695,896)    (4,950,091)   (1,951,098)    (496,891)
                                             -------------- -------------- -------------- -------------- ------------- ------------
 Units outstanding at end of period             20,537,559     19,220,868     15,542,034     17,090,755     2,240,144      602,331
                                             ============== ============== ============== ============== ============= ============




See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                                                                              Morgan Stanley
                                                                                                            Variable Investment
                                                                                                          Series (Class Y Shares)
                                           Morgan Stanley Variable Investment Series Sub-Accounts              Sub-Accounts
                                        --------------------------------------------------------------- ---------------------------

                                                  Strategist                       Utilities                 Aggressive Equity
                                        ------------------------------- ------------------------------- ---------------------------

                                             2001            2000            2001            2000           2001        2000 (c)
                                        --------------- --------------- --------------- --------------- ------------- -------------
FROM OPERATIONS
Net investment income (loss)             $   6,031,139   $   8,251,101   $   3,152,996   $   4,052,378   $  (210,437)  $   (61,967)
Net realized gains (losses)                 23,142,607      94,961,684      34,853,053      57,634,352      (900,463)        3,399
Change in unrealized gains (losses)       (100,075,099)   (101,361,897)   (161,250,524)    (53,017,599)   (4,152,238)     (901,195)
                                        --------------- --------------- --------------- --------------- ------------- -------------

Change in net assets resulting
  from operations                          (70,901,353)      1,850,888    (123,244,475)      8,669,131    (5,263,138)     (959,763)
                                        --------------- --------------- --------------- --------------- ------------- -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                     3,631,326      27,377,665       2,076,106      18,520,186    11,324,530    13,046,167
Benefit payments                           (10,302,665)     (9,554,700)     (9,695,104)     (8,048,701)     (304,310)      (51,889)
Payments on termination                    (56,354,072)    (67,256,375)    (44,646,795)    (55,510,014)     (462,426)      (57,611)
Contract maintenance charge                    (98,200)       (250,462)        (76,336)       (212,176)       (2,109)       (2,890)
Transfers among the sub-accounts
     and with the Fixed Account - net      (25,435,303)     28,655,668     (28,984,727)     11,594,071      (111,224)    1,373,681
                                        --------------- --------------- --------------- --------------- ------------- -------------

Change in net assets resulting
     from capital transactions             (88,558,914)    (21,028,204)    (81,326,856)    (33,656,634)   10,444,461    14,307,458
                                        --------------- --------------- --------------- --------------- ------------- -------------

INCREASE (DECREASE) IN NET ASSETS         (159,460,267)    (19,177,316)   (204,571,331)    (24,987,503)    5,181,323    13,347,695

NET ASSETS AT BEGINNING OF PERIOD          632,970,571     652,147,887     506,370,432     531,357,935    13,347,695             -
                                        --------------- --------------- --------------- --------------- ------------- -------------

NET ASSETS AT END OF PERIOD              $ 473,510,304   $ 632,970,571   $ 301,799,101   $ 506,370,432   $18,529,018   $13,347,695
                                        =============== =============== =============== =============== ============= =============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                 21,840,204      21,267,771      16,364,971      16,449,057     1,383,746             -
   Units issued                              4,104,055       5,521,468       3,556,444       4,054,132     1,982,988     1,448,277
   Units redeemed                           (6,376,316)     (4,949,035)     (5,887,145)     (4,138,218)     (654,888)      (64,531)
                                        --------------- --------------- --------------- --------------- ------------- -------------
 Units outstanding at end of period         19,567,943      21,840,204      14,034,270      16,364,971     2,711,846     1,383,746
                                        =============== =============== =============== =============== ============= =============

(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000



See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                   Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                            --------------------------------------------------------------------------------------

                                                                              Competitive Edge,
                                                  Capital Growth                 "Best Ideas"               Dividend Growth
                                            ---------------------------  ---------------------------  ----------------------------

                                                 2001        2000 (c)        2001         2000 (c)        2001          2000 (c)
                                            -------------  ------------  -------------  ------------  -------------  -------------
FROM OPERATIONS
Net investment income (loss)                 $   (68,065)   $  (62,730)   $   (54,062)   $  (20,710)   $    99,170    $    52,178
Net realized gains (losses)                      131,026        80,864         81,167        (8,768)       193,463        307,875
Change in unrealized gains (losses)           (1,504,764)     (138,786)    (1,541,758)     (567,300)    (3,121,642)     1,016,373
                                            -------------  ------------  -------------  ------------  -------------  -------------

Change in net assets resulting
  from operations                             (1,441,803)     (120,652)    (1,514,653)     (596,778)    (2,829,009)     1,376,426
                                            -------------  ------------  -------------  ------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                       6,256,469     1,840,288      2,988,492     5,131,055     44,517,215     17,370,177
Benefit payments                                       -        (7,387)      (161,876)      (11,615)      (757,264)       (11,393)
Payments on termination                         (271,538)      (35,472)      (238,905)      (10,508)    (1,197,030)      (110,205)
Contract maintenance charge                         (171)         (763)          (240)       (1,010)           546         (4,132)
Transfers among the sub-accounts
     and with the Fixed Account - net         (1,597,050)    1,850,273        116,654       153,878        185,138        461,836
                                            -------------  ------------  -------------  ------------  -------------  -------------

Change in net assets resulting
     from capital transactions                 4,387,710     3,646,939      2,704,125     5,261,800     42,748,605     17,706,283
                                            -------------  ------------  -------------  ------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS              2,945,907     3,526,287      1,189,472     4,665,022     39,919,596     19,082,709

NET ASSETS AT BEGINNING OF PERIOD              3,526,287             -      4,665,022             -     19,082,709              -
                                            -------------  ------------  -------------  ------------  -------------  -------------

NET ASSETS AT END OF PERIOD                  $ 6,472,194    $3,526,287    $ 5,854,494    $4,665,022    $59,002,305    $19,082,709
                                            =============  ============  =============  ============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                      364,488             -        555,055             -      1,788,587              -
   Units issued                                  692,780       379,582        515,427       584,648      5,291,977      1,858,396
   Units redeemed                               (138,185)      (15,094)      (153,685)      (29,593)    (1,110,578)       (69,809)
                                            -------------  ------------  -------------  ------------  -------------  -------------
 Units outstanding at end of period              919,083       364,488        916,797       555,055      5,969,986      1,788,587
                                            =============  ============  =============  ============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000



See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                 Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                         ----------------------------------------------------------------------------------------

                                                     Equity                    European Growth           Global Dividend Growth
                                         -----------------------------  ----------------------------  ---------------------------

                                              2001          2000 (c)         2001         2000 (c)         2001         2000 (c)
                                         --------------  -------------  -------------  -------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)              $   (578,527)   $   (24,207)   $   (78,303)   $   (44,423)   $    61,968    $   (9,494)
Net realized gains (losses)                  8,207,403        447,101      2,476,793         88,720         10,553        19,508
Change in unrealized gains (losses)        (20,034,944)    (2,722,264)    (5,007,923)      (246,794)      (393,166)       73,356
                                         --------------  -------------  -------------  -------------  -------------  ------------

Change in net assets resulting
  from operations                          (12,406,068)    (2,299,370)    (2,609,433)      (202,497)      (320,645)       83,370
                                         --------------  -------------  -------------  -------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                    40,593,357     31,964,349     13,426,870     10,744,322      7,838,484     2,118,591
Benefit payments                              (762,856)       (37,877)      (186,331)       (68,776)       (92,960)            -
Payments on termination                     (2,185,708)      (193,229)      (886,861)       (74,892)      (398,453)      (27,365)
Contract maintenance charge                     (1,863)        (6,897)          (803)        (2,288)            42          (479)
Transfers among the sub-accounts
     and with the Fixed Account - net        3,503,119      2,430,841        228,293        173,340      1,119,958        36,588
                                         --------------  -------------  -------------  -------------  -------------  ------------

Change in net assets resulting
     from capital transactions              41,146,049     34,157,187     12,581,168     10,771,706      8,467,071     2,127,335
                                         --------------  -------------  -------------  -------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS           28,739,981     31,857,817      9,971,735     10,569,209      8,146,426     2,210,705

NET ASSETS AT BEGINNING OF PERIOD           31,857,817              -     10,569,209              -      2,210,705             -
                                         --------------  -------------  -------------  -------------  -------------  ------------

NET ASSETS AT END OF PERIOD               $ 60,597,798    $31,857,817    $20,540,944    $10,569,209    $10,357,131    $2,210,705
                                         ==============  =============  =============  =============  =============  ============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                  3,353,484              -      1,150,046              -        222,737             -
   Units issued                              7,126,523      3,473,718      7,046,571      1,260,761      1,066,724       234,838
   Units redeemed                           (1,677,271)      (120,234)    (5,466,312)      (110,715)      (162,936)      (12,101)
                                         --------------  -------------  -------------  -------------  -------------  ------------
 Units outstanding at end of period          8,802,736      3,353,484      2,730,305      1,150,046      1,126,525       222,737
                                         ==============  =============  =============  =============  =============  ============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000



See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                       Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                 ----------------------------------------------------------------------------------

                                                         High Yield                Income Builder              Information
                                                 ---------------------------  ------------------------  ---------------------------

                                                      2001         2000 (c)       2001       2000 (c)        2001        2000 (c)
                                                 -------------  ------------  ------------  ----------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                      $   803,519    $  169,524    $  130,040    $ 14,866    $   (71,360)   $   (2,841)
Net realized gains (losses)                          (629,010)      (40,614)      (39,049)       (937)      (383,135)            8
Change in unrealized gains (losses)                (2,264,080)     (737,879)     (198,790)      2,663     (1,620,830)     (109,760)
                                                 -------------  ------------  ------------  ----------  -------------  ------------


Change in net assets resulting
  from operations                                  (2,089,571)     (608,969)     (107,799)     16,592     (2,075,325)     (112,593)
                                                 -------------  ------------  ------------  ----------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                            6,530,498     2,468,796     5,610,188     914,037      6,931,932     2,037,542
Benefit payments                                     (225,479)            -        (3,452)          -       (196,021)            -
Payments on termination                              (156,237)       (9,079)      (91,672)     (2,112)      (176,872)       (1,735)
Contract maintenance charge                               (10)         (421)         (158)       (209)           (29)         (415)
Transfers among the sub-accounts
     and with the Fixed Account - net                  85,872        92,135       728,253      36,204        957,649        (8,210)
                                                 -------------  ------------  ------------  ----------  -------------  ------------

Change in net assets resulting
     from capital transactions                      6,234,644     2,551,431     6,243,159     947,920      7,516,659     2,027,182
                                                 -------------  ------------  ------------  ----------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS                   4,145,073     1,942,462     6,135,360     964,512      5,441,334     1,914,589

NET ASSETS AT BEGINNING OF PERIOD                   1,942,462             -       964,512           -      1,914,589             -
                                                 -------------  ------------  ------------  ----------  -------------  ------------

NET ASSETS AT END OF PERIOD                       $ 6,087,535    $1,942,462    $7,099,872    $964,512    $ 7,355,923    $1,914,589
                                                 =============  ============  ============  ==========  =============  ============


UNITS OUTSTANDING
 Units outstanding at beginning of period             279,829             -        96,269           -        206,139             -
   Units issued                                     1,360,797       312,694       712,982     104,339      1,507,758       209,148
   Units redeemed                                    (359,649)      (32,865)     (100,092)     (8,070)      (335,880)       (3,009)
                                                 -------------  ------------  ------------  ----------  -------------  ------------
 Units outstanding at end of period                 1,280,977       279,829       709,159      96,269      1,378,017       206,139
                                                 =============  ============  ============  ==========  =============  ============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000




See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                   Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                           --------------------------------------------------------------------------------------

                                                   Money Market                 Pacific Growth            Quality Income Plus
                                           -----------------------------  --------------------------  ---------------------------

                                                2001          2000 (c)        2001         2000 (c)       2001         2000 (c)
                                           --------------  -------------  -------------  -----------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                $    795,061    $   132,280    $    17,397    $  (3,834)   $ 1,129,372    $   65,677
Net realized gains (losses)                            -              -        358,765       (5,163)        46,265         2,019
Change in unrealized gains (losses)                    -              -       (154,721)    (197,092)       458,324        92,385
                                           --------------  -------------  -------------  -----------  -------------  ------------

Change in net assets resulting
  from operations                                795,061        132,280        221,441     (206,089)     1,633,961       160,081
                                           --------------  -------------  -------------  -----------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                      75,326,969     20,255,548      1,815,801      921,823     36,939,348     4,616,633
Benefit payments                                (397,110)             -        (48,605)           -       (233,819)            -
Payments on termination                       (3,386,711)      (225,866)       (98,393)        (359)    (1,177,477)      (18,951)
Contract maintenance charge                         (475)        (2,990)           (57)        (158)        (1,020)       (1,120)
Transfers among the sub-accounts
     and with the Fixed Account - net         11,069,346     (6,349,118)      (990,026)      13,520     10,592,889       416,325
                                           --------------  -------------  -------------  -----------  -------------  ------------

Change in net assets resulting
     from capital transactions                82,612,019     13,677,574        678,720      934,826     46,119,921     5,012,887
                                           --------------  -------------  -------------  -----------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS             83,407,080     13,809,854        900,161      728,737     47,753,882     5,172,968

NET ASSETS AT BEGINNING OF PERIOD             13,809,854              -        728,737            -      5,172,968             -
                                           --------------  -------------  -------------  -----------  -------------  ------------

NET ASSETS AT END OF PERIOD                 $ 97,216,934    $13,809,854    $ 1,628,898    $ 728,737    $52,926,850    $5,172,968
                                           ==============  =============  =============  ===========  =============  ============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                    1,348,029              -        100,012            -        482,561             -
   Units issued                               25,827,584      2,292,915      8,171,326      103,862      4,757,929       496,413
   Units redeemed                            (17,806,873)      (944,886)    (7,978,127)      (3,850)      (603,608)      (13,852)
                                           --------------  -------------  -------------  -----------  -------------  ------------
 Units outstanding at end of period            9,368,740      1,348,029        293,211      100,012      4,636,882       482,561
                                           ==============  =============  =============  ===========  =============  ============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000




See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                  Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                          ---------------------------------------------------------------------------------------

                                                 S&P 500 Index                Short-Term Bond                Strategist
                                          ----------------------------  ---------------------------  ----------------------------

                                               2001         2000 (c)         2001        2000 (c)        2001          2000 (c)
                                          -------------  -------------  -------------  ------------  -------------  -------------
FROM OPERATIONS
Net investment income (loss)               $  (203,323)   $   (53,514)   $   245,787    $   13,440    $   321,285    $   156,284
Net realized gains (losses)                   (445,814)        (5,201)        23,071           234        648,063        171,173
Change in unrealized gains (losses)         (2,662,893)    (1,094,586)       137,525         1,462     (4,611,997)      (773,273)
                                          -------------  -------------  -------------  ------------  -------------  -------------

Change in net assets resulting
  from operations                           (3,312,030)    (1,153,301)       406,383        15,136     (3,642,649)      (445,816)
                                          -------------  -------------  -------------  ------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                    32,700,877     13,059,493     16,333,039     1,236,517     30,873,411     22,556,091
Benefit payments                              (349,545)       (72,473)      (274,167)            -       (669,235)        (7,531)
Payments on termination                     (1,169,872)       (76,724)      (283,408)       (3,902)    (1,401,990)       (87,319)
Contract maintenance charge                     (1,865)        (2,755)           (81)         (310)            31         (5,054)
Transfers among the sub-accounts
     and with the Fixed Account - net        4,958,183        972,260      4,732,155       182,242     (1,711,094)     1,333,694
                                          -------------  -------------  -------------  ------------  -------------  -------------

Change in net assets resulting
     from capital transactions              36,137,778     13,879,801     20,507,538     1,414,547     27,091,123     23,789,881
                                          -------------  -------------  -------------  ------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS           32,825,748     12,726,500     20,913,921     1,429,683     23,448,474     23,344,065

NET ASSETS AT BEGINNING OF PERIOD           12,726,500              -      1,429,683             -     23,344,065              -
                                          -------------  -------------  -------------  ------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $45,552,248    $12,726,500    $22,343,604    $1,429,683    $46,792,539    $23,344,065
                                          =============  =============  =============  ============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                  1,422,645              -        139,170             -      2,359,030              -
   Units issued                              5,255,205      1,505,720      2,229,668       142,204      4,304,741      2,433,178
   Units redeemed                             (825,085)       (83,075)      (281,504)       (3,034)    (1,307,289)       (74,148)
                                          -------------  -------------  -------------  ------------  -------------  -------------
 Units outstanding at end of period          5,852,765      1,422,645      2,087,334       139,170      5,356,482      2,359,030
                                          =============  =============  =============  ============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000




See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                  Morgan Stanley
                                               Variable Investment
                                             Series (Class Y Shares)
                                                   Sub-Accounts                  AIM Variable Insurance Funds Sub-Accounts
                                          ----------------------------  ----------------------------------------------------------

                                                                              AIM V.I. Capital
                                                   Utilities                    Appreciation                 AIM V.I. Growth
                                          ----------------------------  ----------------------------  ----------------------------

                                               2001         2000 (c)         2001         2000 (d)         2001         2000 (d)
                                          -------------  -------------  -------------  -------------  -------------  -------------
FROM OPERATIONS
Net investment income (loss)               $   126,450    $    71,974    $  (254,005)   $   (81,022)   $  (116,917)   $   (49,223)
Net realized gains (losses)                    421,111         47,089     (1,138,265)      (401,925)    (1,489,301)       (53,577)
Change in unrealized gains (losses)         (7,589,144)      (202,629)    (2,653,461)    (2,992,299)    (2,100,990)    (2,257,862)
                                          -------------  -------------  -------------  -------------  -------------  -------------

Change in net assets resulting
  from operations                           (7,041,583)       (83,566)    (4,045,731)    (3,475,246)    (3,707,208)    (2,360,662)
                                          -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                    17,972,784     18,280,101     11,283,385      8,831,089      6,148,518      6,951,807
Benefit payments                              (531,753)        (7,416)      (252,462)      (104,263)       (89,676)       (70,239)
Payments on termination                     (1,252,653)       (88,324)      (851,339)      (277,657)      (615,818)      (100,901)
Contract maintenance charge                        514         (4,126)        (2,492)        (4,181)          (960)        (2,311)
Transfers among the sub-accounts
     and with the Fixed Account - net       (4,191,336)       960,476      1,338,219      9,222,222        602,492      4,511,770
                                          -------------  -------------  -------------  -------------  -------------  -------------

Change in net assets resulting
     from capital transactions              11,997,556     19,140,711     11,515,311     17,667,210      6,044,556     11,290,126
                                          -------------  -------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS            4,955,973     19,057,145      7,469,580     14,191,964      2,337,348      8,929,464

NET ASSETS AT BEGINNING OF PERIOD           19,057,145              -     14,191,964              -      8,929,464              -
                                          -------------  -------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD                $24,013,118    $19,057,145    $21,661,544    $14,191,964    $11,266,812    $ 8,929,464
                                          =============  =============  =============  =============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                  1,929,314              -      1,712,669              -      1,209,656              -
   Units issued                              2,505,750      1,974,752      5,220,251      3,307,926      3,430,058      2,221,059
   Units redeemed                           (1,178,338)       (45,438)    (3,547,113)    (1,595,257)    (2,365,167)    (1,011,403)
                                          -------------  -------------  -------------  -------------  -------------  -------------
 Units outstanding at end of period          3,256,726      1,929,314      3,385,807      1,712,669      2,274,547      1,209,656
                                          =============  =============  =============  =============  =============  =============


(c) For the Period Beginning May 1, 2000 and Ended December 31, 2000

(d) For the Period Beginning January 31, 2000 and Ended December 31, 2000



See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                             AIM Variable Insurance
                                               Funds Sub-Accounts            Alliance Variable Product Series Fund Sub-Accounts
                                          ----------------------------  -----------------------------------------------------------

                                                 AIM V.I. Value                Alliance Growth          Alliance Growth & Income
                                          ----------------------------  ----------------------------  -----------------------------

                                               2001          2000 (d)         2001         2000 (d)           2001         2000 (d)
                                          -------------  -------------  -------------  -------------  --------------  -------------
FROM OPERATIONS
Net investment income (loss)               $  (620,078)   $  (133,916)   $  (166,503)   $   (52,697)   $   (860,392)   $   (96,169)
Net realized gains (losses)                 (2,141,470)       727,844       (360,134)      (155,693)      1,895,655        133,075
Change in unrealized gains (losses)         (3,610,163)    (4,716,119)    (3,037,585)    (1,437,593)     (4,612,532)       678,624
                                          -------------  -------------  -------------  -------------  --------------  -------------

Change in net assets resulting
  from operations                           (6,371,711)    (4,122,191)    (3,564,222)    (1,645,983)     (3,577,269)       715,530
                                          -------------  -------------  -------------  -------------  --------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                    26,751,435     19,428,320      7,061,877      6,020,329      51,947,042      8,503,685
Benefit payments                              (653,692)      (110,067)      (129,331)       (80,917)     (1,158,197)      (126,654)
Payments on termination                     (2,699,572)      (527,967)      (691,022)      (234,818)     (6,797,540)      (302,659)
Contract maintenance charge                     (7,277)        (8,468)        (2,416)        (2,835)        (18,599)        (7,260)
Transfers among the sub-accounts
     and with the Fixed Account - net       11,323,246     15,623,618      3,610,868      5,475,300      77,984,715     17,867,145
                                          -------------  -------------  -------------  -------------  --------------  -------------

Change in net assets resulting
     from capital transactions              34,714,140     34,405,436      9,849,976     11,177,059     121,957,421     25,934,257
                                          -------------  -------------  -------------  -------------  --------------  -------------

INCREASE (DECREASE) IN NET ASSETS           28,342,429     30,283,245      6,285,754      9,531,076     118,380,152     26,649,787

NET ASSETS AT BEGINNING OF PERIOD           30,283,245              -      9,531,076              -      26,649,787              -
                                          -------------  -------------  -------------  -------------  --------------  -------------

NET ASSETS AT END OF PERIOD                $58,625,674    $30,283,245    $15,816,830    $ 9,531,076    $145,029,939    $26,649,787
                                          =============  =============  =============  =============  ==============  =============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                  3,717,578              -      1,179,904              -       2,511,481              -
   Units issued                             13,498,534      5,567,112      3,663,768      1,719,787      18,770,259      3,900,121
   Units redeemed                           (9,016,103)    (1,849,534)    (2,261,359)      (539,883)     (7,240,216)    (1,388,640)
                                          -------------  -------------  -------------  -------------  --------------  -------------
 Units outstanding at end of period          8,200,009      3,717,578      2,582,313      1,179,904      14,041,524      2,511,481
                                          =============  =============  =============  =============  ==============  =============


(d) For the Period Beginning January 31, 2000 and Ended December 31, 2000



See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                            Alliance Variable Product
                                            Series Fund Sub-Accounts                Putnam Variable Trust Sub-Accounts
                                          ----------------------------  -----------------------------------------------------------

                                             Alliance Premier Growth        VT Growth and Income         VT International Growth
                                          ----------------------------  ----------------------------  -----------------------------

                                               2001         2000 (d)        2001          2000 (d)         2001          2000 (d)
                                          -------------  -------------  -------------  -------------  --------------  -------------
FROM OPERATIONS
Net investment income (loss)               $  (559,054)   $  (210,747)   $   (71,976)   $   (33,533)   $   (407,383)   $  (124,744)
Net realized gains (losses)                 (3,598,126)        59,280       (354,404)        38,307         178,087       (336,871)
Change in unrealized gains (losses)         (3,946,380)    (7,678,415)    (1,201,540)       359,797      (6,166,679)      (747,007)
                                          -------------  -------------  -------------  -------------  --------------  -------------

Change in net assets resulting
  from operations                           (8,103,560)    (7,829,882)    (1,627,920)       364,571      (6,395,975)    (1,208,622)
                                          -------------  -------------  -------------  -------------  --------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                    12,853,163     19,474,950     13,709,215      4,011,399      18,018,746     12,932,128
Benefit payments                            (1,060,178)       (97,170)      (202,145)             -        (524,641)       (66,733)
Payments on termination                     (3,242,915)      (766,535)    (1,080,127)      (197,399)     (1,911,538)      (422,871)
Contract maintenance charge                     (6,307)       (11,185)        (2,817)        (2,605)         (5,000)        (6,887)
Transfers among the sub-accounts
     and with the Fixed Account - net          890,529     26,030,568      7,401,783      5,844,510       5,169,813     13,149,980
                                          -------------  -------------  -------------  -------------  --------------  -------------

Change in net assets resulting
     from capital transactions               9,434,292     44,630,628     19,825,909      9,655,905      20,747,380     25,585,617
                                          -------------  -------------  -------------  -------------  --------------  -------------

INCREASE (DECREASE) IN NET ASSETS            1,330,732     36,800,746     18,197,989     10,020,476      14,351,405     24,376,995

NET ASSETS AT BEGINNING OF PERIOD           36,800,746              -     10,020,476              -      24,376,995              -
                                          -------------  -------------  -------------  -------------  --------------  -------------

NET ASSETS AT END OF PERIOD                $38,131,478    $36,800,746    $28,218,465    $10,020,476    $ 38,728,400    $24,376,995
                                          =============  =============  =============  =============  ==============  =============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                  4,656,277              -        936,439              -       2,687,654              -
   Units issued                              4,352,659      5,325,043      5,747,188      2,675,270      20,752,870      7,011,913
   Units redeemed                           (3,159,169)      (668,766)    (3,795,415)    (1,738,831)    (18,029,071)    (4,324,259)
                                          -------------  -------------  -------------  -------------  --------------  -------------
 Units outstanding at end of period          5,849,767      4,656,277      2,888,212        936,439       5,411,453      2,687,654
                                          =============  =============  =============  =============  ==============  =============


(d) For the Period Beginning January 31, 2000 and Ended December 31, 2000




See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                              Putnam Variable
                                             Trust Sub-Accounts           The Universal Institutional Funds, Inc. Sub-Accounts
                                        ----------------------------  -------------------------------------------------------------

                                                 VT Voyager                 Emerarkets Equity                 Equity Growth
                                        ----------------------------  -----------------------------  ------------------------------

                                             2001         2000 (d)         2001           2000            2001            2000
                                        -------------  -------------  -------------  --------------  --------------  --------------
FROM OPERATIONS
Net investment income (loss)             $  (453,948)   $  (150,801)   $  (272,717)   $   (408,788)   $ (1,295,529)   $ (1,522,865)
Net realized gains (losses)                1,371,107       (189,522)    (3,937,517)      2,088,466      (9,461,293)      9,037,530
Change in unrealized gains (losses)       (8,350,434)    (4,274,119)     3,365,880     (13,971,580)     (7,599,027)    (26,639,061)
                                        -------------  -------------  -------------  --------------  --------------  --------------


Change in net assets resulting
  from operations                         (7,433,275)    (4,614,442)      (844,354)    (12,291,902)    (18,355,849)    (19,124,396)
                                        -------------  -------------  -------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                  14,580,601     15,917,834      2,817,762      10,687,977       8,016,968      26,800,090
Benefit payments                            (483,576)             -       (448,287)       (264,494)     (2,166,156)     (1,101,811)
Payments on termination                   (2,053,817)      (633,137)    (1,554,168)     (1,504,909)     (8,376,530)     (7,282,991)
Contract maintenance charge                   (4,970)        (7,325)        (5,829)         (7,488)        (17,033)        (41,500)
Transfers among the sub-accounts
     and with the Fixed Account - net      4,192,114     15,128,829     (1,827,017)        (59,472)    (11,909,590)     36,549,584
                                        -------------  -------------  -------------  --------------  --------------  --------------

Change in net assets resulting
     from capital transactions            16,230,352     30,406,201     (1,017,539)      8,851,614     (14,452,341)     54,923,372
                                        -------------  -------------  -------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS          8,797,077     25,791,759     (1,861,893)     (3,440,288)    (32,808,190)     35,798,976

NET ASSETS AT BEGINNING OF PERIOD         25,791,759              -     18,310,137      21,750,425     108,899,652      73,100,676
                                        -------------  -------------  -------------  --------------  --------------  --------------

NET ASSETS AT END OF PERIOD              $34,588,836    $25,791,759    $16,448,244    $ 18,310,137    $ 76,091,462    $108,899,652
                                        =============  =============  =============  ==============  ==============  ==============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                3,176,076              -      2,272,435       1,586,252       9,444,030       5,271,726
   Units issued                            5,566,988      3,960,813     28,318,662      19,001,484       3,119,200       7,821,954
   Units redeemed                         (3,258,210)      (784,737)   (28,295,190)    (18,315,301)     (4,327,095)     (3,649,650)
                                        -------------  -------------  -------------  --------------  --------------  --------------
 Units outstanding at end of period        5,484,854      3,176,076      2,295,907       2,272,435       8,236,135       9,444,030
                                        =============  =============  =============  ==============  ==============  ==============


(d) For the Period Beginning January 31, 2000 and Ended December 31, 2000




See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                             The Universal Institutional Funds, Inc. Sub-Accounts
                                            ---------------------------------------------------------------------------------------

                                                International Magnum              Mid Cap Value              U.S. Real Estate
                                            ----------------------------  ---------------------------  ----------------------------

                                                2001            2000           2001        2000 (d)          2001           2000
                                            -------------  -------------  -------------  ------------  -------------  -------------
FROM OPERATIONS
Net investment income (loss)                 $  (200,036)   $  (112,708)   $  (495,491)   $  (24,152)   $   688,337    $   130,992
Net realized gains (losses)                   (1,320,553)       239,943       (646,175)      844,368      1,184,070        680,966
Change in unrealized gains (losses)           (2,439,411)    (2,386,683)     1,311,149      (694,490)      (219,723)     1,473,607
                                            -------------  -------------  -------------  ------------  -------------  -------------

Change in net assets resulting
  from operations                             (3,960,000)    (2,259,448)       169,483       125,726      1,652,684      2,285,565
                                            -------------  -------------  -------------  ------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                       4,408,920      6,888,652     26,411,766     5,225,576      6,639,035      2,199,419
Benefit payments                                (184,304)      (218,924)      (262,132)       (4,831)      (115,172)       (83,181)
Payments on termination                       (1,357,299)    (1,086,218)    (1,592,265)     (142,447)    (2,328,953)      (829,831)
Contract maintenance charge                       (5,514)        (7,789)        (6,508)       (1,966)        (3,869)        (5,703)
Transfers among the sub-accounts
     and with the Fixed Account - net            373,747      5,829,986     30,415,069     2,759,559      5,698,417      7,508,547
                                            -------------  -------------  -------------  ------------  -------------  -------------

Change in net assets resulting
     from capital transactions                 3,235,550     11,405,707     54,965,930     7,835,891      9,889,458      8,789,251
                                            -------------  -------------  -------------  ------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS               (724,450)     9,146,259     55,135,413     7,961,617     11,542,142     11,074,816

NET ASSETS AT BEGINNING OF PERIOD             20,496,204     11,349,945      7,961,617             -     16,313,340      5,238,524
                                            -------------  -------------  -------------  ------------  -------------  -------------

NET ASSETS AT END OF PERIOD                  $19,771,754    $20,496,204    $63,097,030    $7,961,617    $27,855,482    $16,313,340
                                            =============  =============  =============  ============  =============  =============


UNITS OUTSTANDING
 Units outstanding at beginning
  of period                                    2,019,182        948,787        779,054             -      1,454,011        595,388
   Units issued                               12,969,712      6,533,728     12,998,868     2,431,686     10,467,127      5,062,148
   Units redeemed                            (12,487,223)    (5,463,333)    (7,306,337)   (1,652,632)    (9,620,118)    (4,203,525)
                                            -------------  -------------  -------------  ------------  -------------  -------------
 Units outstanding at end of period            2,501,671      2,019,182      6,471,585       779,054      2,301,020      1,454,011
                                            =============  =============  =============  ============  =============  =============


(d) For the Period Beginning January 31, 2000 and Ended December 31, 2000




See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                                                                    Van Kampen
                                                                                                 Life Investment
                                                                Van Kampen Life Investment       Trust (Class II)
                                                                     Trust Sub-Account             Sub-Account
                                                            ---------------------------------   -----------------

                                                                                                  Lit Emerging
                                                                   Lit Emerging Growth          Growth (Class II)
                                                            ---------------------------------   -----------------

                                                                  2001              2000             2001 (a)
                                                            ---------------   ---------------   -----------------
FROM OPERATIONS
Net investment income (loss)                                 $  (3,012,387)    $  (3,851,941)    $       (91,147)
Net realized gains (losses)                                    (45,314,518)        7,737,918             (73,790)
Change in unrealized gains (losses)                            (41,940,418)      (73,283,344)           (542,821)
                                                            ---------------   ---------------   -----------------

Change in net assets resulting from operations                 (90,267,323)      (69,397,367)           (707,758)
                                                            ---------------   ---------------   -----------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                        18,217,319        98,979,814          16,979,578
Benefit payments                                                (3,098,694)       (1,770,332)            (73,377)
Payments on termination                                        (17,798,015)      (16,299,682)            (65,489)
Contract maintenance charge                                        (48,420)         (113,455)                  -
Transfers among the sub-accounts
     and with the Fixed Account - net                          (23,769,801)      138,452,923           1,201,777
                                                            ---------------   ---------------   -----------------

Change in net assets resulting
     from capital transactions                                 (26,497,611)      219,249,268          18,042,489
                                                            ---------------   ---------------   -----------------

INCREASE (DECREASE) IN NET ASSETS                             (116,764,934)      149,851,901          17,334,731

NET ASSETS AT BEGINNING OF PERIOD                              280,016,309       130,164,408                   -
                                                            ---------------   ---------------   -----------------

NET ASSETS AT END OF PERIOD                                  $ 163,251,375     $ 280,016,309     $    17,334,731
                                                            ===============   ===============   =================


UNITS OUTSTANDING
 Units outstanding at beginning of period                       15,481,969         5,431,871                   -
   Units issued                                                 11,986,090        17,245,951           2,284,044
   Units redeemed                                              (12,187,569)       (7,195,853)           (163,713)
                                                            ---------------   ---------------   -----------------
 Units outstanding at end of period                             15,280,490        15,481,969           2,120,331
                                                            ===============   ===============   =================


(a) For the Period Beginning May 17, 2001 and Ended December 31, 2001




See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.  ORGANIZATION

    Northbrook Variable Annuity Account II (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Northbrook Life Insurance Company ("Northbrook Life"). The assets of the Account are legally segregated from those of Northbrook Life. Northbrook Life is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

    Northbrook Life issues five variable annuity contracts: the Morgan Stanley Dean Witter Variable Annuity II, the Morgan Stanley Dean Witter Variable Annuity II AssetManager, the Preferred Client Variable Annuity, the Morgan Stanley Dean Witter Variable Annuity 3, and the Morgan Stanley Dean Witter Variable Annuity 3 AssetManager (collectively the "Contracts"). The deposits of the Contracts are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Northbrook Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

       MORGAN STANLEY VARIABLE INVESTMENT SERIES
          Aggressive Equity                         Information
          Capital Growth                            Money Market
          Competitive Edge, "Best Ideas"            Pacific Growth
          Dividend Growth                           Quality Income Plus
          Equity                                    S&P 500 Index
          European Growth                           Short-Term Bond
          Global Dividend Growth                    Strategist
          High Yield                                Utilities
          Income Builder
       MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)
          Aggressive Equity                         Information
          Capital Growth                            Money Market
          Competitive Edge, "Best Ideas"            Pacific Growth
          Dividend Growth                           Quality Income Plus
          Equity                                    S&P 500 Index
          European Growth                           Short-Term Bond
          Global Dividend Growth                    Strategist
          High Yield                                Utilities
          Income Builder
       AIM VARIABLE INSURANCE FUNDS
          AIM V.I. Capital Appreciation             AIM V.I. Value
          AIM V.I. Growth
       ALLIANCE VARIABLE PRODUCT SERIES FUND
          Alliance Growth                           Alliance Premier Growth
          Alliance Growth & Income

--------------------------------------------------------------------------------


1.  ORGANIZATION (CONTINUED)

       PUTNAM VARIABLE TRUST
          VT Growth and Income                      VT Voyager
          VT International Growth
       THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
          Emerging Markets Equity                   Mid Cap Value
          Equity Growth                             U.S. Real Estate
          International Magnum
       VAN KAMPEN LIFE INVESTMENT TRUST
          LIT Emerging Growth
       VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
          LIT Emerging Growth (Class II)

    Northbrook Life provides insurance and administrative services to the contractholders for a fee. Northbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Northbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

    INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

    REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

    FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Northbrook Life. Northbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

    USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    OTHER - To conform with the 2001 presentation, certain amounts in the prior year's financial statements and notes have been reclassified. In addition, disclosures have been revised to adopt appropriate provisions of the AICPA Audit and Accounting Guide, AUDITS OF INVESTMENT COMPANIES.

--------------------------------------------------------------------------------


3.  EXPENSES

    MORTALITY AND EXPENSE RISK CHARGE - Northbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from .60% to 2.25% per annum of the daily net assets of the Account, based on Contract and rider options selected. The mortality and expense risk charge covers insurance benefits available with the Contract and certain expenses of the Contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contract. Northbrook Life guarantees that the amount of this charge will not increase over the life of the Contract. At the contractholder's discretion, additional options may be purchased for an additional charge.

    ADMINISTRATIVE EXPENSE CHARGE - Northbrook Life deducts an administrative expense charge daily at a rate equal to .10% per annum of the average daily net assets of the Contracts.

    CONTRACT MAINTENANCE CHARGE - Northbrook Life deducts an annual contract maintenance charge of $30 on each Morgan Stanley Dean Witter Variable Annuity II and $35 on each Morgan Stanley Dean Witter Variable Annuity II AssetManager, Morgan Stanley Dean Witter Variable Annuity 3, and Morgan Stanley Dean Witter Variable Annuity 3 AssetManager contract anniversary and guarantees that this charge will not increase over the life of the contract. If certain conditions are met, this charge will be waived for Morgan Stanley Dean Witter Variable Annuity II AssetManager, Morgan Stanley Dean Witter Variable Annuity 3, and Morgan Stanley Dean Witter Variable Annuity 3 AssetManager contracts.

--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS

    The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                                                             Purchases
                                                                                                        -------------------
     Investments in the Morgan Stanley Variable Investment
          Series Sub-Accounts:
             Aggressive Equity                                                                           $      12,970,058
             Capital Growth                                                                                     23,539,607
             Competitive Edge, "Best Ideas"                                                                     18,871,355
             Dividend Growth                                                                                    91,658,837
             Equity                                                                                            300,759,189
             European Growth                                                                                   254,203,125
             Global Dividend Growth                                                                             32,789,082
             High Yield                                                                                         48,610,100
             Income Builder                                                                                     27,910,111
             Information                                                                                        12,534,242
             Money Market                                                                                    2,245,404,546
             Pacific Growth                                                                                    494,279,127
             Quality Income Plus                                                                               113,236,959
             S&P 500 Index                                                                                      30,090,961
             Short-Term Bond                                                                                    29,436,540
             Strategist                                                                                         71,012,537
             Utilities                                                                                          59,911,850

     Investments in the Morgan Stanley Variable Investment
          Series (Class Y Shares) Sub-Accounts:
             Aggressive Equity                                                                                  13,206,947
             Capital Growth                                                                                      5,736,437
             Competitive Edge, "Best Ideas"                                                                      4,050,914
             Dividend Growth                                                                                    51,593,790
             Equity                                                                                             57,322,556
             European Growth                                                                                    58,920,665
             Global Dividend Growth                                                                              9,586,618
             High Yield                                                                                          8,805,774
             Income Builder                                                                                      7,303,938
             Information                                                                                         8,636,978
             Money Market                                                                                      239,461,502
             Pacific Growth                                                                                     51,287,033
             Quality Income Plus                                                                                50,364,324
             S&P 500 Index                                                                                      40,124,022
             Short-Term Bond                                                                                    23,102,833
             Strategist                                                                                         37,824,938
             Utilities                                                                                          22,199,563

--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

    The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                                                             Purchases
                                                                                                        -------------------
     Investments in the AIM Variable Insurance Funds Sub-Accounts:
             AIM V. I. Capital Appreciation                                                              $      31,991,041
             AIM V. I. Growth                                                                                   13,614,985
             AIM V. I. Value                                                                                    77,801,344

     Investments in the Alliance Variable Product Series
          Fund Sub-Accounts:
             Alliance Growth                                                                                    25,020,577
             Alliance Growth & Income                                                                          165,180,069
             Alliance Premier Growth                                                                            26,420,828

     Investments in the Putnam Variable Trust Sub-Accounts:
             VT Growth and Income                                                                               51,432,221
             VT International Growth                                                                           133,555,729
             VT Voyager                                                                                         34,685,084

     Investments in The Universal Institutional Funds, Inc.
          Sub-Accounts:
             Emerging Markets Equity                                                                           139,986,202
             Equity Growth                                                                                      20,285,164
             International Magnum                                                                               73,046,277
             Mid Cap Value                                                                                      98,904,022
             U.S. Real Estate                                                                                   81,709,830

     Investments in the Van Kampen Life Investment Trust
          Sub-Account:
             LIT Emerging Growth                                                                               117,886,724

     Investments in the Van Kampen Life Investment Trust
          (Class II) Sub-Account:
             LIT Emerging Growth (Class II)                                                                     18,898,339
                                                                                                        -------------------

                                                                                                         $   5,667,165,494
                                                                                                        ===================

--------------------------------------------------------------------------------

5.  FINANCIAL HIGHLIGHTS

    The range of lowest and highest accumulation unit values, the investment income ratio, the range of lowest and highest expense ratio assessed by Northbrook Life, and the corresponding range of total return is presented for each rider option of the sub-account which had outstanding units during the period.

    As explained in Note 3, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several unit values for each sub-account based upon those choices.

    ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

      * INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

      ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

      *** TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Returns were annualized for new products launched during 2001 to represent the return as if the contractholder was invested in the sub-account for the entire year.

          Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                              At December 31, 2001              For the year ended December 31, 2001
                                              --------------------  ---------------------------------------------------------------

                                                  Accumulation         Investment          Expense                  Total
                                                   Unit Value        Income Ratio*         Ratio**                Return***
                                              --------------------  ---------------  -------------------  -------------------------
Investments in the Morgan Stanley Variable
  Investment Series Sub-Accounts:
        Aggressive Equity                      $  6.47 -  $  9.91         0.32 %      0.70 % -   2.05 %    -30.89 %  -    -28.96 %
        Capital Growth                            7.04 -    22.75         0.54        0.70   -   2.05      -28.76    -    -26.83
        Competitive Edge, "Best Ideas"            6.36 -     7.51         0.63        0.70   -   2.05      -25.80    -    -23.87
        Dividend Growth                           9.31 -    34.38         1.85        0.70   -   2.05       -7.79    -     -5.87
        Equity                                    6.57 -    48.84         0.48        0.70   -   2.05      -29.31    -    -27.38
        European Growth                           7.45 -    33.05         1.11        0.70   -   2.05      -20.26    -    -18.33
        Global Dividend Growth                    9.17 -    17.10         2.70        0.70   -   2.05       -8.84    -     -6.91
        High Yield                                3.71 -    10.49        18.08        0.70   -   2.05      -36.14    -    -34.21
        Income Builder                           10.05 -    12.96         4.71        0.70   -   1.85        0.55    -      1.45
        Information                               5.21 -     5.39         0.20        1.28   -   2.05      -44.17    -    -43.60
        Money Market                             10.19 -    14.44         4.04        0.70   -   2.05        1.25    -      3.17
        Pacific Growth                            4.00 -     8.41         1.88        0.70   -   2.05      -29.86    -    -27.93
        Quality Income Plus                      10.75 -    21.56         6.02        0.70   -   2.05        6.87    -      8.80
        S&P 500 Index                             7.74 -    10.22         0.90        0.70   -   2.05      -14.78    -    -12.85
        Short-Term Bond                          10.46 -    11.14         4.23        0.70   -   2.05        4.05    -      5.98
        Strategist                                8.44 -    27.67         2.47        0.70   -   2.05      -12.74    -    -10.81
        Utilities                                 7.30 -    24.48         2.17        0.70   -   2.05      -28.20    -    -26.27

--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At December 31, 2001               For the year ended December 31, 2001
                                              --------------------  ---------------------------------------------------------------

                                                  Accumulation         Investment          Expense                  Total
                                                   Unit Value         Income Ratio*         Ratio**               Return***
                                              --------------------  ---------------  -------------------  -------------------------
Investments in the Morgan Stanley Variable
  Investment Series (Class Y Shares)
  Sub-Accounts:
        Aggressive Equity                      $  6.27 -  $  9.19         0.33 %       1.35 % -   2.20 %     -30.21 %  -   -29.58 %
        Capital Growth                            6.77 -     8.82         0.55         1.35   -   2.20       -28.11    -   -27.48
        Competitive Edge, "Best Ideas"            6.30 -     8.98         0.62         1.35   -   2.20       -25.20    -   -24.57
        Dividend Growth                           9.28 -     9.97         1.79         1.35   -   2.20        -7.33    -    -6.70
        Equity                                    6.36 -     9.22         0.31         1.35   -   2.20       -28.68    -   -28.05
        European Growth                           7.38 -     9.56         1.21         1.35   -   2.20       -19.66    -   -19.03
        Global Dividend Growth                    9.09 -     9.69         2.50         1.35   -   2.20        -8.34    -    -7.71
        High Yield                                4.49 -     7.72        21.82         1.35   -   2.20       -35.44    -   -34.81
        Income Builder                            9.60 -    10.10         4.76         1.35   -   2.20         0.10    -     0.73
        Information                               5.19 -     8.93         0.18         1.35   -   2.20       -44.39    -   -43.76
        Money Market                             10.02 -    10.49         3.35         1.35   -   2.20         1.62    -     2.25
        Pacific Growth                            5.18 -     8.16         3.73         1.35   -   2.20       -28.87    -   -28.24
        Quality Income Plus                      10.39 -    11.59         5.34         1.35   -   2.20         7.22    -     7.85
        S&P 500 Index                             7.62 -     9.45         0.86         1.35   -   2.20       -14.34    -   -13.71
        Short-Term Bond                          10.25 -    10.82         3.47         1.35   -   2.20         4.43    -     5.06
        Strategist                                8.29 -     9.53         2.47         1.35   -   2.20       -12.24    -   -11.61
        Utilities                                 6.76 -     8.31         2.20         1.35   -   2.20       -27.61    -   -26.98

Investments in the AIM Variable Insurance
  Funds Sub-Accounts:
        AIM V. I. Capital Appreciation            5.77 -    11.84         0.00         0.70   -   2.20       -25.96    -   -23.82
        AIM V. I. Growth                          4.77 -     8.83         0.26         0.70   -   2.20       -36.49    -   -34.35
        AIM V. I. Value                           6.87 -    11.06         0.17         0.70   -   2.20       -15.32    -   -13.18

Investments in the Alliance Variable
  Product Series Fund Sub-Accounts:
        Alliance Growth                           5.98 -    11.65         0.22         0.70   -   2.20       -25.71    -   -24.11
        Alliance Growth & Income                  9.49 -    11.68         0.47         0.70   -   2.20        -2.69    -    -0.55
        Alliance Premier Growth                   6.38 -    11.40         0.00         0.70   -   2.20       -20.12    -   -17.98

Investments in the Putnam Variable Trust
  Sub-Accounts:
        VT Growth and Income                      9.25 -    10.63         1.20         0.70   -   2.20        -8.82    -    -7.01
        VT International Growth                   7.01 -    10.83         0.22         0.70   -   2.20       -23.31    -   -21.17
        VT Voyager                                6.03 -    11.03         0.00         0.70   -   2.20       -25.10    -   -22.95

Investments in The Universal
  Institutional Funds, Inc.
  Sub-Accounts:
        Emerging Markets Equity                   5.71 -     9.77         0.00         0.70   -   2.20        -8.92    -    -7.11
        Equity Growth                             6.86 -    10.14         0.00         0.70   -   2.20       -17.85    -   -15.71
        International Magnum                      7.15 -     9.09         0.51         0.70   -   2.20       -21.61    -   -19.80
        Mid Cap Value                             9.08 -    12.10         0.00         0.70   -   2.20        -5.97    -    -3.83
        U.S. Real Estate                         10.22 -    13.95         4.53         0.70   -   2.20         7.72    -     8.89

--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At December 31, 2001              For the year ended December 31, 2001
                                              --------------------  ---------------------------------------------------------------

                                                   Accumulation       Investment            Expense                 Total
                                                    Unit Value       Income Ratio*          Ratio**               Return***
                                              --------------------  ---------------  -------------------  -------------------------
Investments in the Van Kampen Life
   Investment Trust Sub-Account:
        LIT Emerging Growth                    $  5.18 -   $ 14.49       0.00 %       0.70 % -   2.05 %    -33.90 %  -    -31.97 %
Investments in the Van Kampen Life
   Investment Trust (Class II)
   Sub-Account:
        LIT Emerging Growth (Class II) (a)        8.08 -      8.77       0.00         1.35   -   2.20      -19.57    -    -18.94







(a) For the Period Beginning May 17, 2001 and Ended December 31, 2001

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(UNAUDITED)

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                               Morgan Stanley Variable Investment Series Sub-Accounts
                                                    ----------------------------------------------------------------------------

                                                     Aggressive      Dividend                          European       Global
                                                       Equity         Growth           Equity           Growth       Advantage
                                                    ------------  ---------------  ---------------   -------------  ------------
    ASSETS
    Investments at fair value                       $ 40,083,951  $   757,238,033  $   591,142,822   $ 177,523,375  $ 20,989,202
                                                    ------------  ---------------  ---------------   -------------  ------------

       Total assets                                 $ 40,083,951  $   757,238,033  $   591,142,822   $ 177,523,375  $ 20,989,202
                                                    ============  ===============  ===============   =============  ============

    NET ASSETS
    Accumulation units                              $ 40,066,798  $   754,609,695  $   589,685,562   $ 177,085,132  $ 20,886,094
    Contracts in payout (annuitization) period            17,153        2,628,338        1,457,260         438,243       103,108
                                                    ------------  ---------------  ---------------   -------------  ------------

       Total net assets                             $ 40,083,951  $   757,238,033  $   591,142,822   $ 177,523,375  $ 20,989,202
                                                    ============  ===============  ===============   =============  ============

    FUND SHARE INFORMATION
       Number of shares                                5,086,798       74,678,296       34,052,006      14,781,297     4,028,641
                                                    ============  ===============  ===============   =============  ============

       Cost                                         $ 71,679,887  $ 1,819,027,639  $ 1,121,956,363   $ 283,959,343  $ 38,913,210
                                                    ============  ===============  ===============   =============  ============

    See notes to financial statements.

                                        1

                                                               Morgan Stanley Variable Investment Series Sub-Accounts
                                                  -------------------------------------------------------------------------------

                                                     Global
                                                    Dividend          High           Income
                                                     Growth           Yield          Builder      Information    Limited Duration
                                                  -------------   -------------    ------------   -----------    ----------------
    ASSETS
    Investments at fair value                     $ 183,750,244   $  42,845,374    $ 45,456,677   $ 1,383,603    $     68,144,817
                                                  -------------   -------------    ------------   -----------    ----------------

       Total assets                               $ 183,750,244   $  42,845,374    $ 45,456,677   $ 1,383,603    $     68,144,817
                                                  =============   =============    ============   ===========    ================

    NET ASSETS
    Accumulation units                            $ 183,250,737   $  42,687,295    $ 45,399,570   $ 1,383,603    $     68,144,817
    Contracts in payout (annuitization) period          499,507         158,079          57,107             -                   -
                                                  -------------    ------------    ------------   -----------    ----------------

       Total net assets                           $ 183,750,244   $  42,845,374    $ 45,456,677   $ 1,383,603    $     68,144,817
                                                  =============   =============    ============   ===========    ================

    FUND SHARE INFORMATION
       Number of shares                              20,214,552      41,597,428       5,159,669       549,049           6,693,989
                                                  =============   =============    ============   ===========    ================

       Cost                                       $ 253,674,886   $ 132,392,835    $ 57,405,215   $ 2,923,886    $     67,909,443
                                                  =============   =============    ============   ===========    ================

    See notes to financial statements.

                                        2

                                                               Morgan Stanley Variable Investment Series Sub-Accounts
                                                   -----------------------------------------------------------------------------

                                                                                     Quality
                                                      Money           Pacific         Income         S&P 500
                                                      Market          Growth           Plus           Index          Strategist
                                                   -------------    -----------    ------------    ------------    -------------
    ASSETS
    Investments at fair value                      $ 443,993,834    $ 19,738,882   $ 400,912,089   $  98,992,250   $ 337,349,969
                                                   -------------    ------------   -------------   -------------   -------------

       Total assets                                $ 443,993,834    $ 19,738,882   $ 400,912,089   $  98,992,250   $ 337,349,969
                                                   =============    ============   =============   =============   =============

    NET ASSETS
    Accumulation units                             $ 442,768,300    $ 19,711,304   $ 398,755,452   $  98,700,310   $ 336,001,381
    Contracts in payout (annuitization) period         1,225,534          27,578       2,156,637         291,940       1,348,588
                                                   -------------    ------------   -------------   -------------   -------------

       Total net assets                            $ 443,993,834    $ 19,738,882   $ 400,912,089   $  98,992,250   $ 337,349,969
                                                   =============    ============   =============   =============   =============

    FUND SHARE INFORMATION
       Number of shares                              443,993,834       6,226,781      38,475,249      13,323,322      28,588,985
                                                   =============    ============   =============   =============   =============

       Cost                                        $ 443,993,834    $ 27,586,273   $ 403,806,997   $ 153,913,696   $ 424,953,402
                                                   =============    ============   =============   =============   =============

    See notes to financial statements.

                                        3

                                           Morgan Stanley
                                              Variable
                                          Investment Series
                                            Sub-Accounts     Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                          -----------------  -----------------------------------------------------------------------

                                                              Aggressive           Dividend                               European
                                            Utilities           Equity              Growth             Equity              Growth
                                           ------------      ------------        ------------       ------------        ------------
    ASSETS
    Investments at fair value              $ 167,411,430     $ 16,426,316        $ 61,229,269       $ 58,711,958        $ 19,260,366
                                           -------------     ------------        ------------       ------------        ------------

       Total assets                        $ 167,411,430     $ 16,426,316        $ 61,229,269       $ 58,711,958        $ 19,260,366
                                           =============     ============        ============       ============        ============

    NET ASSETS
    Accumulation units                     $ 166,678,320     $ 16,426,316        $ 61,229,269       $ 58,685,351        $ 19,260,366
    Contracts in payout (annuitization)
      period                                     733,110                -                   -             26,607                   -
                                           -------------     ------------        ------------       ------------        ------------

       Total net assets                    $ 167,411,430     $ 16,426,316        $ 61,229,269       $ 58,711,958        $ 19,260,366
                                           =============     ============        ============       ============        ============

    FUND SHARE INFORMATION
       Number of shares                       16,624,769        2,089,863           6,044,353          3,385,927           1,610,401
                                           =============     ============        ============       ============        ============

       Cost                                $ 277,365,281     $ 25,230,178        $ 81,487,642       $ 95,600,293        $ 29,407,076
                                           =============     ============        ============       ============        ============

    See notes to financial statements.

                                        4

                                                   Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                   ------------------------------------------------------------------------

                                                                    Global
                                                      Global       Dividend         High          Income
                                                    Advantage       Growth          Yield         Builder       Information
                                                   -----------    -----------    ------------    ------------   -----------
    ASSETS
    Investments at fair value                      $ 4,628,295    $ 16,836,180   $  8,791,433    $ 11,056,440   $ 4,379,322
                                                   -----------    ------------   ------------    ------------   -----------

       Total assets                                $ 4,628,295    $ 16,836,180   $  8,791,433    $ 11,056,440   $ 4,379,322
                                                   ===========    ============   ============    ============   ===========

    NET ASSETS
    Accumulation units                             $ 4,628,295    $ 16,836,180   $  8,791,433    $ 11,056,440   $ 4,379,322
    Contracts in payout (annuitization) period               -               -              -               -             -
                                                   -----------    ------------   ------------    ------------   -----------

       Total net assets                            $ 4,628,295    $ 16,836,180   $  8,791,433    $ 11,056,440   $ 4,379,322
                                                   ===========    ============   ============    ============   ===========

    FUND SHARE INFORMATION
       Number of shares                                891,772       1,860,352      8,535,369       1,256,414     1,744,749
                                                   ===========    ============   ============    ============   ===========

       Cost                                        $ 7,880,721    $ 21,294,875   $ 13,326,901    $ 13,192,212   $ 9,437,453
                                                   ===========    ============   ============    ============   ===========

    See notes to financial statements.

                                        5

                                                     Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                ----------------------------------------------------------------------------------

                                                                                                       Quality
                                                                     Money            Pacific           Income           S&P 500
                                                Limited Duration     Market           Growth             Plus             Index
                                                ----------------  -------------     -----------      ------------     ------------
    ASSETS
    Investments at fair value                   $ 56,307,056      $ 123,440,214     $ 2,249,103      $ 85,990,566     $ 51,634,373
                                                ------------      -------------     -----------      ------------     ------------

       Total assets                             $ 56,307,056      $ 123,440,214     $ 2,249,103      $ 85,990,566     $ 51,634,373
                                                ============      =============     ===========      ============     ============

    NET ASSETS
    Accumulation units                          $ 56,307,056      $ 123,440,214     $ 2,249,103      $ 85,990,566     $ 51,634,373
    Contracts in payout (annuitization) period             -                  -               -                 -                -
                                                ------------      -------------     -----------      ------------     ------------

       Total net assets                         $ 56,307,056      $ 123,440,214     $ 2,249,103      $ 85,990,566     $ 51,634,373
                                                ============      =============     ===========      ============     ============

    FUND SHARE INFORMATION
       Number of shares                            5,536,588        123,440,214         714,001         8,218,266        6,987,300
                                                ============      =============     ===========      ============     ============

       Cost                                     $ 56,071,002      $ 123,440,214     $ 3,052,344      $ 85,502,507     $ 73,229,945
                                                ============      =============     ===========      ============     ============

    See notes to financial statements.

                                        6

                                                    Morgan Stanley Variable
                                                       Investment Series
                                                 (Class Y Shares) Sub-Accounts        AIM Variable Insurance Funds Sub-Accounts
                                                 -----------------------------    --------------------------------------------------

                                                                                  AIM V.I. Capital      AIM V.I.         AIM V.I.
                                                  Strategist       Utilities        Appreciation         Growth       Premier Equity
                                                 ------------     ------------    ----------------    ------------    --------------
    ASSETS
    Investments at fair value                    $ 50,640,895     $ 17,497,664      $   19,455,753    $  9,011,311    $   41,773,831
                                                 ------------     ------------      --------------    ------------    --------------

       Total assets                              $ 50,640,895     $ 17,497,664      $   19,455,753    $  9,011,311    $   41,773,831
                                                 ============     ============      ==============    ============    ==============

    NET ASSETS
    Accumulation units                           $ 50,634,566     $ 17,497,664      $   19,426,092    $  8,981,061    $   41,773,831
    Contracts in payout (annuitization) period          6,329                -              29,661          30,250                 -
                                                 ------------     ------------      --------------    ------------    --------------

       Total net assets                          $ 50,640,895     $ 17,497,664      $   19,455,753    $  9,011,311    $   41,773,831
                                                 ============     ============      ==============    ============    ==============

    FUND SHARE INFORMATION
       Number of shares                             4,295,243        1,737,602           1,247,964         853,344         2,735,680
                                                 ============     ============      ==============    ============    ==============

       Cost                                      $ 63,921,109     $ 30,907,959      $   30,632,120    $ 17,017,416    $   68,499,630
                                                 ============     ============      ==============    ============    ==============

    See notes to financial statements.

                                        7

                                                                                                      LSA Variable
                                                           Alliance Variable Product                  Series Trust
                                                           Series Fund Sub-Accounts                   Sub-Account
                                                -----------------------------------------------       ------------

                                                                 Alliance                                 LSA
                                                  Alliance       Growth &      Alliance Premier        Aggressive
                                                   Growth         Income            Growth               Growth
                                                ------------   -------------   ----------------       ------------
    ASSETS
    Investments at fair value                   $ 11,654,074   $ 121,281,440     $ 26,930,654         $  1,191,256
                                                ------------   -------------     ------------         ------------

       Total assets                             $ 11,654,074   $ 121,281,440     $ 26,930,654         $  1,191,256
                                                ============   =============     ============         ============

    NET ASSETS
    Accumulation units                          $ 11,623,532   $ 121,280,381     $ 26,930,654         $  1,191,256
    Contracts in payout (annuitization) period        30,542           1,059                -                    -
                                                ------------   -------------     ------------         ------------

       Total net assets                         $ 11,654,074   $ 121,281,440     $ 26,930,654         $  1,191,256
                                                ============   =============     ============         ============

    FUND SHARE INFORMATION
       Number of shares                            1,009,011       8,026,567        1,599,208              181,338
                                                ============   =============     ============         ============

       Cost                                     $ 19,407,906   $ 173,603,583     $ 47,557,907         $  1,312,633
                                                ============   =============     ============         ============

    See notes to financial statements.

                                        8

                                                                                                                  The Universal
                                                                                                                  Institutional
                                                                                                                   Funds, Inc.
                                                              Putnam Variable Trust Sub-Accounts                  Sub-Accounts
                                                 -------------------------------------------------------------    -------------

                                                                                                                  UIF Emerging
                                                  VT Growth     VT International    VT Small Cap                     Markets
                                                  and Income        Growth             Value       VT Voyager        Equity
                                                 ------------   ----------------   -------------  ------------    ------------
    ASSETS
    Investments at fair value                    $ 27,826,264     $ 41,153,153     $ 13,149,269   $ 30,367,338    $ 18,763,737
                                                 ------------     ------------     ------------   ------------    ------------

       Total assets                              $ 27,826,264     $ 41,153,153     $ 13,149,269   $ 30,367,338    $ 18,763,737
                                                 ============     ============     ============   ============    ============

    NET ASSETS
    Accumulation units                           $ 27,826,264     $ 41,122,288     $ 13,149,269   $ 30,337,613    $ 18,732,010
    Contracts in payout (annuitization) period              -           30,865                -         29,725          31,727
                                                 ------------     ------------     ------------   ------------    ------------

       Total net assets                          $ 27,826,264     $ 41,153,153     $ 13,149,269   $ 30,367,338    $ 18,763,737
                                                 ============     ============     ============   ============    ============

    FUND SHARE INFORMATION
       Number of shares                             1,634,917        4,396,726        1,095,775      1,530,626       3,344,696
                                                 ============     ============     ============   ============    ============

       Cost                                      $ 37,667,117     $ 58,263,538     $ 15,250,546   $ 52,537,136    $ 26,318,461
                                                 ============     ============     ============   ============    ============

    See notes to financial statements.

                                        9

                                                               The Universal Institutional Funds, Inc. Sub-Accounts
                                                  ------------------------------------------------------------------------------

                                                   UIF Equity    UIF International  UIF Mid Cap    UIF Mid Cap     UIF U.S. Real
                                                     Growth            Magnum          Growth         Value           Estate
                                                  -----------    -----------------  -----------    -----------     -------------
    ASSETS
    Investments at fair value                     $ 46,165,801     $ 16,476,670     $ 3,663,867    $ 66,459,606    $ 43,874,583
                                                  ------------     ------------     -----------    ------------    ------------

       Total assets                               $ 46,165,801     $ 16,476,670     $ 3,663,867    $ 66,459,606    $ 43,874,583
                                                  ============     ============     ===========    ============    ============

    NET ASSETS
    Accumulation units                            $ 46,153,268     $ 16,398,462     $ 3,663,867    $ 66,419,084    $ 43,831,100
    Contracts in payout (annuitization) period          12,533           78,208               -          40,522          43,483
                                                  ------------     ------------     -----------    ------------    ------------

       Total net assets                           $ 46,165,801     $ 16,476,670     $ 3,663,867    $ 66,459,606    $ 43,874,583
                                                  ============     ============     ===========    ============    ============

    FUND SHARE INFORMATION
       Number of shares                              4,764,271        2,211,633         628,453       6,809,400       3,683,844
                                                  ============     ============     ===========    ============    ============

       Cost                                       $ 82,796,276     $ 22,878,973     $ 4,226,184    $ 91,438,943    $ 45,096,582
                                                  ============     ============     ===========    ============    ============

    See notes to financial statements.

                                       10

                                                       Van Kampen Life Investment     Van Kampen Life Investment
                                                            Trust Sub-Account        Trust (Class II) Sub-Account
                                                      ----------------------------   -----------------------------

                                                                                                      LIT Emerging
                                                                     LIT Emerging    LIT Comstock        Growth
                                                      LIT Comstock      Growth        (Class II)       (Class II)
                                                      ------------   -------------   ------------     ------------
    ASSETS
    Investments at fair value                         $ 12,911,102   $  88,832,846   $ 20,472,451     $ 22,818,108
                                                      ------------   -------------   ------------     ------------

       Total assets                                   $ 12,911,102   $  88,832,846   $ 20,472,451     $ 22,818,108
                                                      ============   =============   ============     ============

    NET ASSETS
    Accumulation units                                $ 12,911,102   $  88,739,198   $ 20,472,451     $ 22,818,108
    Contracts in payout (annuitization) period                   -          93,648              -                -
                                                      ------------   -------------   ------------     ------------

       Total net assets                               $ 12,911,102   $  88,832,846   $ 20,472,451     $ 22,818,108
                                                      ============   =============   ============     ============

    FUND SHARE INFORMATION
       Number of shares                                  1,582,243       4,527,669      2,515,087        1,164,784
                                                      ============   =============   ============     ============

       Cost                                           $ 15,264,955   $ 169,440,161   $ 23,860,502     $ 31,261,533
                                                      ============   =============   ============     ============

    See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                                Morgan Stanley Variable Investment Series Sub-Accounts
                                                     -----------------------------------------------------------------------------

                                                       Aggressive      Capital         Dividend                         European
                                                         Equity       Growth(a)         Growth           Equity          Growth
                                                     -------------  -------------   --------------   --------------  -------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                        $     159,088  $     228,239   $   15,054,787   $    1,837,274  $   3,446,637
    Charges from Northbrook Life Insurance Company:
       Mortality and expense risk                         (564,224)      (715,220)     (10,267,693)      (7,938,958)    (2,474,930)
       Administrative expense                              (41,083)       (54,108)        (780,592)        (598,362)      (188,287)
                                                     -------------  -------------   --------------   --------------  -------------

           Net investment income (loss)                   (446,219)      (541,089)       4,006,502       (6,700,046)       783,420
                                                     -------------  -------------   --------------   --------------  -------------

    NET REALIZED AND UNREALIZED GAINS
       (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
       Proceeds from sales                              16,522,679     88,793,327      197,589,127      166,037,077    354,410,773
       Cost of investments sold                         25,171,478    130,095,443      160,100,300      269,209,564    409,068,705
                                                     -------------  -------------   --------------   --------------  -------------

           Realized gains (losses) on fund shares       (8,648,799)   (41,302,116)      37,488,827     (103,172,487)   (54,657,932)

    Realized gain distributions                                  -              -                -                -              -
                                                     -------------  -------------   --------------   --------------  -------------

           Net realized gains (losses)                  (8,648,799)   (41,302,116)      37,488,827     (103,172,487)   (54,657,932)

    Change in unrealized gains (losses)                 (4,598,436)    30,632,787     (297,682,926)     (95,312,282)   (16,399,194)
                                                     -------------  -------------   --------------   --------------  -------------

           Net realized and unrealized gains
             (losses) on investments                   (13,247,235)   (10,669,329)    (260,194,099)    (198,484,769)   (71,057,126)
                                                     -------------  -------------   --------------   --------------  -------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                  $ (13,693,454) $ (11,210,418)  $ (256,187,597)  $ (205,184,815) $ (70,273,706)
                                                     =============  =============   ==============   ==============  =============

    (a) On August 23, 2002 the Capital Growth Portfolio merged into the Money
        Market Portfolio

    See notes to financial statements.

                                       12

                                                                    Morgan Stanley Variable Investment Series Sub-Accounts
                                                         ---------------------------------------------------------------------------

                                                                            Global
                                                            Global         Dividend         High          Income
                                                         Advantage(b)       Growth          Yield         Builder       Information
                                                         ------------   -------------   ------------   -------------   ------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                            $    247,773   $   4,083,071   $  7,459,051   $   1,770,773   $     29,626
    Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                             (317,550)     (2,406,920)      (514,058)       (563,826)       (30,633)
      Administrative expense                                  (23,258)       (183,217)       (38,987)        (42,042)        (2,235)
                                                         ------------   -------------   ------------   -------------   ------------

        Net investment income (loss)                          (93,035)      1,492,934      6,906,006       1,164,905         (3,242)
                                                         -------------  --------------  -------------  --------------  -------------

    NET REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
      Proceeds from sales                                  12,211,198      53,145,619     22,513,119      14,782,305      4,254,806
      Cost of investments sold                             18,252,938      59,564,153     59,146,080      16,273,768      5,258,905
                                                         ------------   -------------   ------------   -------------   ------------

        Realized gains (losses) on fund shares             (6,041,740)     (6,418,534)   (36,632,961)     (1,491,463)    (1,004,099)

    Realized gain distributions                                     -               -              -               -              -
                                                         ------------   -------------   ------------   -------------   ------------

        Net realized gains (losses)                        (6,041,740)     (6,418,534)   (36,632,961)     (1,491,463)    (1,004,099)

    Change in unrealized gains (losses)                    (2,584,435)    (43,265,060)    24,040,290      (8,094,064)      (970,976)
                                                         ------------   -------------   ------------   -------------   ------------

        Net realized and unrealized gains
          (losses) on investments                          (8,626,175)    (49,683,594)   (12,592,671)     (9,585,527)    (1,975,075)
                                                         ------------   -------------   ------------   -------------   ------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                      $ (8,719,210)  $ (48,190,660)  $ (5,686,665)  $  (8,420,622)  $ (1,978,317)
                                                         ============   =============   ============   =============   ============

    (b) Previously known as Competitive Edge, "Best Ideas"

    See notes to financial statements.

                                       13

                                                                 Morgan Stanley Variable Investment Series Sub-Accounts
                                                     ----------------------------------------------------------------------------

                                                                                                       Quality
                                                        Limited          Money          Pacific         Income         S&P 500
                                                       Duration(c)       Market          Growth          Plus           Index
                                                     -------------   --------------   ------------   ------------   -------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                        $   1,145,405   $    4,463,124   $          -   $ 18,636,247   $   1,320,130
    Charges from Northbrook Life Insurance Company:
       Mortality and expense risk                         (385,346)      (3,921,909)      (291,837)    (3,884,846)     (1,397,502)
       Administrative expense                              (30,471)        (297,912)       (22,282)      (297,600)       (101,938)
                                                     -------------   --------------   ------------   ------------   -------------

             Net investment income (loss)                  729,588          243,303       (314,119)    14,453,801        (179,310)
                                                     -------------   --------------   ------------   ------------   -------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
       Proceeds from sales                             178,229,189    1,246,093,392     449,263,211    80,732,973      31,479,668
       Cost of investments sold                        178,079,569    1,246,093,392     449,955,063    81,594,026      39,981,376
                                                     -------------   --------------   ------------   ------------   -------------

             Realized gains (losses) on fund shares        149,620                -       (691,852)      (861,053)     (8,501,708)

    Realized gain distributions                            132,737                -              -              -               -
                                                     -------------   --------------   ------------   ------------   -------------

             Net realized gains (losses)                   282,357                -       (691,852)      (861,053)     (8,501,708)

    Change in unrealized gains (losses)                     53,166                -     (1,528,587)    (4,201,514)    (35,008,669)
                                                     -------------   --------------   ------------   ------------   -------------

             Net realized and unrealized gains
                (losses) on investments                    335,523                -     (2,220,439)    (5,062,567)    (43,510,377)
                                                     -------------   --------------   ------------   ------------   -------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                  $   1,065,111   $      243,303   $ (2,534,558)  $  9,391,234   $ (43,689,687)
                                                     =============   ==============   ============   ============   =============

    (c) Previously known as Short-Term Bond

    See notes to financial statements.

                                       14

                                                    Morgan Stanley Variable Investment       Morgan Stanley Variable Investment
                                                           Series Sub-Accounts              Series (Class Y Shares) Sub-Accounts
                                                    ----------------------------------   ------------------------------------------

                                                                                          Aggressive       Capital      Dividend
                                                      Strategist           Utilities        Equity        Growth(a)      Growth
                                                    -------------        -------------   ------------   ------------  -------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                       $   4,981,787        $   5,234,055   $     18,311   $      8,639  $     929,540
    Charges from Northbrook Life Insurance Company
       Mortality and expense risk                      (4,171,301)          (2,329,361)      (209,177)       (70,310)      (826,829)
       Administrative expense                            (316,181)            (178,820)       (13,838)        (4,406)       (53,103)
                                                    -------------        -------------   ------------   ------------  -------------

           Net investment income (loss)                   494,305            2,725,874       (204,704)       (66,077)        49,608
                                                    -------------        -------------   ------------   ------------  -------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
       Proceeds from sales                             90,728,046           73,907,984      2,506,244      8,013,699     31,347,436
       Cost of investments sold                       101,034,394           96,542,894      3,445,953     10,550,972     34,089,069
                                                    -------------        -------------   ------------   ------------  -------------

           Realized gains (losses) on fund shares     (10,306,348)         (22,634,910)      (939,709)    (2,537,273)    (2,741,633)

    Realized gain distributions                                 -                    -              -              -              -
                                                    -------------        -------------   ------------   ------------  -------------

           Net realized gains (losses)                (10,306,348)         (22,634,910)      (939,709)    (2,537,273)    (2,741,633)

    Change in unrealized gains (losses)               (54,844,802)         (63,971,279)    (3,750,429)     1,641,179    (18,153,104)
                                                    -------------        -------------   ------------   ------------  -------------

           Net realized and unrealized gains
               (losses) on investments                (65,151,150)         (86,606,189)    (4,690,138)      (896,094)   (20,894,737)
                                                    -------------        -------------   ------------   ------------  -------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                 $ (64,656,845)       $ (83,880,315)  $ (4,894,842)  $   (962,171) $ (20,845,129)
                                                    =============        =============   ============   ============  =============

    (a) On August 23, 2002 the Capital Growth Portfolio merged into the Money
        Market Portfolio

    See notes to financial statements.

                                       15

                                                       Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                       -----------------------------------------------------------------------

                                                                                      European                    Global
                                                             Equity                    Growth                  Advantage(b)
                                                       ------------------        -------------------       -------------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                          $           68,215        $           391,298       $            36,684
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                              (736,307)                  (270,912)                  (66,783)
         Administrative expense                                   (47,444)                   (17,234)                   (4,249)
                                                       ------------------        -------------------       -------------------

             Net investment income (loss)                        (715,536)                   103,152                   (34,348)
                                                       ------------------        -------------------       -------------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                                    6,034,449                114,010,705                 1,205,737
         Cost of investments sold                               8,863,804                114,574,971                 1,759,635
                                                       ------------------        -------------------       -------------------

             Realized gains (losses) on fund shares            (2,829,355)                  (564,266)                 (553,898)

    Realized gain distributions                                         -                          -                         -
                                                       ------------------        -------------------       -------------------

             Net realized gains (losses)                       (2,829,355)                  (564,266)                 (553,898)

    Change in unrealized gains (losses)                       (14,131,126)                (4,891,992)               (1,143,368)
                                                       ------------------        -------------------       -------------------

             Net realized and unrealized gains
                 (losses) on investments                      (16,960,481)                (5,456,258)               (1,697,266)
                                                       ------------------        -------------------       -------------------

    INCREASE (DECREASE)  IN NET ASSETS
    FROM OPERATIONS                                    $      (17,676,017)       $        (5,353,106)      $        (1,731,614)
                                                       ==================        ===================       ===================

                                                         Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                         -----------------------------------------------------------------------

                                                                           Global
                                                                          Dividend                      High
                                                                           Growth                      Yield
                                                                    ------------------           ------------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                                       $          287,523           $        1,150,860
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                                           (183,512)                     (89,952)
         Administrative expense                                                (11,435)                      (5,684)
                                                                    ------------------           ------------------

             Net investment income (loss)                                       92,576                    1,055,224
                                                                    ------------------           ------------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                                                 1,155,114                    1,007,440
         Cost of investments sold                                            1,261,354                    1,529,667
                                                                    ------------------           ------------------

             Realized gains (losses) on fund shares                           (106,240)                    (522,227)

    Realized gain distributions                                                      -                            -
                                                                    ------------------           ------------------

             Net realized gains (losses)                                      (106,240)                    (522,227)

    Change in unrealized gains (losses)                                     (4,138,885)                  (1,533,509)
                                                                    ------------------           ------------------

             Net realized and unrealized gains
                 (losses) on investments                                    (4,245,125)                  (2,055,736)
                                                                    ------------------           ------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                                 $       (4,152,549)          $       (1,000,512)
                                                                    ==================           ==================

    (b) Previously known as Competitive Edge, "Best Ideas"

    See notes to financial statements.

                                       16

                                                        Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                     -----------------------------------------------------------------------------

                                                         Income                         Limited          Money          Pacific
                                                        Builder       Information     Duration(c)        Market         Growth
                                                     ------------   --------------   -------------   -------------   -------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                        $    330,075   $       66,146   $     967,083   $     819,044   $           -
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                      (113,270)         (76,784)       (428,462)     (1,211,501)        (37,413)
         Administrative expense                            (7,221)          (4,754)        (27,055)        (75,043)         (2,373)
                                                     ------------   --------------   -------------   -------------   -------------

             Net investment income (loss)                 209,584          (15,392)        511,566        (467,500)        (39,786)
                                                     ------------   --------------   -------------   -------------   -------------

    NET REALIZED AND UNREALIZED GAINS
      (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                            1,287,353        2,730,628      43,936,886     347,371,888      84,855,091
         Cost of investments sold                       1,391,339        3,978,686      43,859,234     347,371,888      84,171,312
                                                     ------------   --------------   -------------   -------------   -------------

             Realized gains (losses) on fund shares      (103,986)      (1,248,058)         77,652               -         683,779

    Realized gain distributions                                 -                -         146,608               -               -
                                                     ------------   --------------   -------------   -------------   -------------

             Net realized gains (losses)                 (103,986)      (1,248,058)        224,260               -         683,779

    Change in unrealized gains (losses)                (1,939,646)      (3,327,542)         97,067               -        (451,428)
                                                     ------------   --------------   -------------   -------------   -------------

             Net realized and unrealized gains
                 (losses) on investments               (2,043,632)      (4,575,600)        321,327               -         232,351
                                                     ------------   --------------   -------------   -------------   -------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                  $ (1,834,048)  $   (4,590,992)  $     832,893   $    (467,500)  $     192,565
                                                     ============   ==============   =============   =============   =============

    (c) Previously known as Short-Term Bond

    See notes to financial statements.

                                       17

                                                      Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                      -----------------------------------------------------------------------

                                                          Quality
                                                          Income             S&P 500
                                                           Plus               Index             Strategist        Utilities
                                                      --------------     --------------        -------------    -------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                         $    2,727,574     $      503,565        $     560,735    $     466,692
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                         (767,541)          (624,301)            (600,591)        (251,498)
         Administrative expense                              (49,688)           (39,722)             (38,962)         (16,523)
                                                      --------------     --------------        -------------    -------------

             Net investment income (loss)                  1,910,345           (160,458)             (78,818)         198,671
                                                      --------------     --------------        -------------    -------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                               6,722,622          3,716,077            6,033,908        4,539,903
         Cost of investments sold                          6,767,176          4,611,311            7,118,453        7,142,679
                                                      --------------     --------------        -------------    -------------

             Realized gains (losses) on fund shares          (44,554)          (895,234)          (1,084,545)      (2,602,776)

    Realized gain distributions                                    -                  -                    -                -
                                                      --------------     --------------        -------------    -------------

             Net realized gains (losses)                     (44,554)          (895,234)          (1,084,545)      (2,602,776)

    Change in unrealized gains (losses)                      (62,649)       (17,838,092)          (7,894,944)      (5,618,521)
                                                      --------------     --------------        -------------    -------------

             Net realized and unrealized gains
                 (losses) on investments                    (107,203)       (18,733,326)          (8,979,489)      (8,221,297)
                                                      --------------     --------------        -------------    -------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                   $    1,803,142     $  (18,893,784)       $  (9,058,307)   $  (8,022,626)
                                                      ==============     ==============        =============    =============

                                                        AIM Variable
                                                      Insurance Funds
                                                        Sub-Accounts
                                                      ----------------

                                                      AIM V.I. Capital
                                                        Appreciation
                                                      ----------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                         $              -
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                           (263,301)
         Administrative expense                                (17,086)
                                                      ----------------

             Net investment income (loss)                     (280,387)
                                                      ----------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                                 7,192,896
         Cost of investments sold                            9,240,504
                                                      ----------------

             Realized gains (losses) on fund shares         (2,047,608)

    Realized gain distributions                                     (1)
                                                      ----------------

             Net realized gains (losses)                    (2,047,609)

    Change in unrealized gains (losses)                     (5,530,607)
                                                      ----------------

             Net realized and unrealized gains
                 (losses) on investments                    (7,578,216)
                                                      ----------------

    INCREASE (DECREASE)  IN NET ASSETS
    FROM OPERATIONS                                   $     (7,858,603)
                                                      ================

    See notes to financial statements.

                                       18

                                                                AIM Variable Insurance
                                                                  Funds Sub-Accounts
                                                     ------------------------------------------

                                                          AIM V.I.           AIM V.I. Premier
                                                           Growth                Equity(d)
                                                     ------------------     -------------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                        $                -     $                 -
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                            (126,244)               (610,669)
         Administrative expense                                  (8,291)                (40,807)
                                                     ------------------     -------------------

             Net investment income (loss)                      (134,535)               (651,476)
                                                     ------------------     -------------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                                  1,928,022              16,004,212
         Cost of investments sold                             3,031,243              20,091,969
                                                     ------------------     -------------------

             Realized gains (losses) on fund shares          (1,103,221)             (4,087,757)

    Realized gain distributions                                       -                       1
                                                     ------------------     -------------------

             Net realized gains (losses)                     (1,103,221)             (4,087,756)

    Change in unrealized gains (losses)                      (3,647,253)            (18,399,517)
                                                     ------------------     -------------------

             Net realized and unrealized gains
                 (losses) on investments                     (4,750,474)            (22,487,273)
                                                     ------------------     -------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                  $       (4,885,009)    $       (23,138,749)
                                                     ===================    ====================

                                                             Alliance Variable Product Series Fund Sub-Accounts
                                                     ------------------------------------------------------------------

                                                                                  Alliance
                                                          Alliance                Growth &            Alliance Premier
                                                           Growth                  Income                  Growth
                                                     -------------------     ------------------      ------------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                        $                 -     $          817,095      $                -
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                             (160,257)            (1,662,975)               (368,213)
         Administrative expense                                  (10,786)              (113,087)                (24,943)
                                                     -------------------     ------------------      ------------------

             Net investment income (loss)                       (171,043)              (958,967)               (393,156)
                                                     -------------------     ------------------      ------------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                                   3,423,106             39,790,871               6,849,964
         Cost of investments sold                              5,042,664             47,356,200              10,840,499
                                                     -------------------     ------------------      ------------------

             Realized gains (losses) on fund shares           (1,619,558)            (7,565,329)             (3,990,535)

    Realized gain distributions                                        -              5,022,735                       -
                                                     -------------------     ------------------      ------------------

             Net realized gains (losses)                      (1,619,558)            (2,542,594)             (3,990,535)

    Change in unrealized gains (losses)                       (3,278,654)           (48,388,235)             (9,002,458)
                                                     -------------------     ------------------      ------------------

             Net realized and unrealized gains
                 (losses) on investments                      (4,898,212)           (50,930,829)            (12,992,993)
                                                     -------------------     ------------------      ------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                  $        (5,069,255)    $      (51,889,796)     $      (13,386,149)
                                                     ===================     ==================      ==================

    (d) Previously known as AIM V.I. Value

    See notes to financial statements.

                                       19

                                                     LSA Variable
                                                     Series Trust
                                                     Sub-Account                  Putnam Variable Trust Sub-Accounts
                                                     ------------  -------------------------------------------------------------

                                                         LSA
                                                      Aggressive     VT Growth    VT International  VT Small Cap
                                                      Equity(e)     and Income         Growth          Value(f)      VT Voyager
                                                     ------------  ------------   ----------------  ------------   -------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                        $          -  $    643,069   $        324,422  $          -   $     204,872
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                        (3,356)     (350,566)          (510,862)      (49,773)       (395,175)
         Administrative expense                              (205)      (23,826)           (35,064)       (3,232)        (26,174)
                                                     ------------  ------------   ----------------  ------------   -------------

             Net investment income (loss)                  (3,561)      268,677           (221,504)      (53,005)       (216,477)
                                                     ------------  ------------   ----------------  ------------   -------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                              453,237    14,513,109        285,968,109    10,895,911       8,004,829
         Cost of investments sold                         462,059    15,728,572        285,893,477    11,221,320      11,054,568
                                                     ------------  ------------   ----------------  ------------   -------------

             Realized gains (losses) on fund shares        (8,822)   (1,215,463)            74,632      (325,409)     (3,049,739)

    Realized gain distributions                                 -             -                  -             -               -
                                                     ------------  ------------   ----------------  ------------   -------------

             Net realized gains (losses)                   (8,822)   (1,215,463)            74,632      (325,409)     (3,049,739)

    Change in unrealized gains (losses)                  (121,376)   (8,999,109)       (10,196,698)   (2,101,277)     (9,545,245)
                                                     ------------  ------------   ----------------  ------------   -------------

             Net realized and unrealized gains
                 (losses) on investments                 (130,198)  (10,214,572)       (10,122,066)   (2,426,686)    (12,594,984)
                                                     ------------  ------------   ----------------  ------------   -------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                  $   (133,759) $ (9,945,895)  $   (10,343,570)  $ (2,479,691)  $ (12,811,461)
                                                     ============  ============   ===============   ============   =============

    (e) For the Period Beginning May 1, 2002 and Ended September 30, 2002

    (f) For the Period Beginning May 1, 2002 and Ended September 30, 2002

    See notes to financial statements.

                                       20

                                                                  The Universal Institutional Funds, Inc. Sub-Accounts
                                                     -----------------------------------------------------------------------------

                                                      UIF Emerging
                                                        Markets        UIF Equity   UIF International   UIF Mid Cap     Mid Cap
                                                        Equity           Growth          Magnum          Growth(g)       Value
                                                     -------------   -------------  -----------------  ------------  -------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                        $           -   $           -  $               -  $          -  $           -
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                       (237,058)       (676,090)          (223,744)      (12,958)      (815,228)
         Administrative expense                            (16,620)        (48,075)           (16,105)         (827)       (53,782)
                                                     -------------   -------------  -----------------  ------------  -------------

             Net investment income (loss)                 (253,678)       (724,165)          (239,849)      (13,785)      (869,010)
                                                     -------------   -------------  -----------------  ------------  -------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                           176,542,395      13,559,863        153,696,599     5,877,104     45,663,764
         Cost of investments sold                      177,742,791      20,139,105        154,110,175     5,945,324     49,486,208
                                                     -------------   -------------  -----------------  ------------  -------------

             Realized gains (losses) on fund shares     (1,200,396)     (6,579,242)          (413,576)      (68,220)    (3,822,444)

    Realized gain distributions                                  -               -                  -             -              -
                                                     -------------   -------------  -----------------  ------------  -------------

             Net realized gains (losses)                (1,200,396)     (6,579,242)          (413,576)      (68,220)    (3,822,444)

    Change in unrealized gains (losses)                 (2,208,212)    (16,705,690)        (2,804,154)     (562,317)   (25,595,996)
                                                     -------------   -------------  -----------------  ------------  -------------

             Net realized and unrealized gains
                 (losses) on investments                (3,408,608)    (23,284,932)        (3,217,730)     (630,537)   (29,418,440)
                                                     -------------   -------------  -----------------  ------------  -------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                                  $  (3,662,286)  $ (24,009,097) $      (3,457,579) $   (644,322) $ (30,287,450)
                                                     =============   =============  =================  ============  =============

    (g) For the Period Beginning May 1, 2002 and Ended September 30, 2002

    See notes to financial statements.

                                       21

                                                     The Universal
                                                     Institutional
                                                      Funds, Inc.           Van Kampen Life           Van Kampen Life Investment
                                                      Sub-Accounts   Investment Trust Sub-Account    Trust (Class II) Sub-Account
                                                     -------------   ----------------------------   ------------------------------

                                                                                                                      LIT Emerging
                                                     UIF U.S. Real        LIT        LIT Emerging    LIT Comstock       Growth
                                                         Estate       Comstock(h)       Growth      (Class II)(i)     (Class II)
                                                     -------------   ------------   -------------   --------------   -------------
    NET INVESTMENT INCOME (LOSS)
    Dividends                                        $           -   $          -   $     427,019   $            -   $       9,971
    Charges from Northbrook Life Insurance Company:
         Mortality and expense risk                       (413,480)       (45,692)     (1,331,519)         (71,529)       (275,257)
         Administrative expense                            (28,309)        (3,282)        (93,771)          (4,382)        (16,549)
                                                     -------------   ------------   -------------   --------------   -------------

             Net investment income (loss)                 (441,789)       (48,974)       (998,271)         (75,911)       (281,835)
                                                     -------------   ------------   -------------   --------------   -------------

    NET REALIZED AND UNREALIZED GAINS
     (LOSSES) ON INVESTMENTS
    Realized gains (losses) on fund shares:
         Proceeds from sales                            40,249,489      4,390,930      76,380,717        1,202,637       2,005,168
         Cost of investments sold                       39,851,538      4,688,709     107,315,358        1,297,308       2,435,027
                                                     -------------   ------------   -------------   --------------   -------------

             Realized gains (losses) on fund shares        397,951       (297,779)    (30,934,641)         (94,671)       (429,859)

    Realized gain distributions                            249,401              -               -                -               -
                                                     -------------   ------------   -------------   --------------   -------------

             Net realized gains (losses)                   647,352       (297,779)    (30,934,641)         (94,671)       (429,859)

    Change in unrealized gains (losses)                 (2,099,260)    (2,353,854)    (13,303,573)      (3,388,052)     (7,900,604)
                                                     -------------   ------------   -------------   --------------   -------------

             Net realized and unrealized gains
                 (losses) on investments                (1,451,908)    (2,651,633)    (44,238,214)      (3,482,723)     (8,330,463)
                                                     -------------   ------------   -------------   --------------   -------------

    INCREASE (DECREASE)  IN NET ASSETS
    FROM OPERATIONS                                  $  (1,893,697)  $ (2,700,607)  $ (45,236,485)  $   (3,558,634)  $  (8,612,298)
                                                     =============   ============   =============   ==============   =============

    (h) For the Period Beginning May 1, 2002 and Ended September 30, 2002

    (i) For the Period Beginning May 1, 2002 and Ended September 30, 2002

    See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                                   Morgan Stanley Variable Investment Series Sub-Accounts
                                                    ------------------------------------------------------------------------------

                                                        Aggressive                    Capital                      Dividend
                                                          Equity                     Growth(a)                      Growth
                                                    -------------------        --------------------          ---------------------
    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS
    Net investment income (loss)                    $          (446,219)       $           (541,089)         $           4,006,502
    Net realized gains (losses)                              (8,648,799)                (41,302,116)                    37,488,827
    Change in unrealized gains (losses)                      (4,598,436)                 30,632,787                   (297,682,926)
                                                    -------------------        --------------------          ---------------------
    Increase (decrease) in net assets
         from operations                                    (13,693,454)                (11,210,418)                  (256,187,597)
                                                    -------------------        --------------------          ---------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM CAPITAL TRANSACTIONS
    Deposits                                                    415,308                     149,702                      1,973,951
    Benefit payments                                           (662,129)                 (1,257,402)                   (21,329,739)
    Payments on termination                                  (3,955,028)                 (6,404,775)                   (96,658,693)
    Contract maintenance charge                                 (32,618)                    (32,011)                      (470,646)
    Transfers among the sub-accounts
         and with the Fixed Account - net                    (8,404,490)                (76,172,565)                   (43,899,811)
                                                    -------------------        --------------------          ---------------------

    Increase (decrease) in net assets
         from capital transactions                          (12,638,957)                (83,717,051)                  (160,384,938)
                                                    -------------------        --------------------          ---------------------

    INCREASE (DECREASE) IN NET ASSETS                       (26,332,411)                (94,927,469)                  (416,572,535)

    NET ASSETS AT BEGINNING OF PERIOD                        66,416,362                  94,927,469                  1,173,810,568
                                                    -------------------        --------------------          ---------------------

    NET ASSETS AT END OF PERIOD                     $        40,083,951        $                  -          $         757,238,033
                                                    ===================        ====================          =====================

    UNITS OUTSTANDING
         Units outstanding at beginning of period             6,802,351                   4,626,707                     37,717,258
            Units issued                                        778,477                     418,224                      3,890,336
            Units redeemed                                   (2,202,405)                 (5,044,931)                    (8,676,550)
                                                    -------------------        --------------------          ---------------------
         Units outstanding at end of period                   5,378,423                           -                     32,931,044
                                                    ===================        ====================          =====================

                                                          Morgan Stanley Variable Investment Series Sub-Accounts
                                                          ------------------------------------------------------

                                                                                               European
                                                                    Equity                      Growth
                                                             -------------------          ------------------
    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS
    Net investment income (loss)                             $        (6,700,046)         $          783,420
    Net realized gains (losses)                                     (103,172,487)                (54,657,932)
    Change in unrealized gains (losses)                              (95,312,282)                (16,399,194)
                                                             -------------------          ------------------
    Increase (decrease) in net assets
         from operations                                            (205,184,815)                (70,273,706)
                                                             -------------------          ------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM CAPITAL TRANSACTIONS
    Deposits                                                           1,328,809                   6,596,962
    Benefit payments                                                 (13,049,554)                 (4,546,589)
    Payments on termination                                          (65,920,092)                (23,582,537)
    Contract maintenance charge                                         (370,669)                   (111,497)
    Transfers among the sub-accounts
         and with the Fixed Account - net                            (68,159,426)                (22,848,952)
                                                             -------------------          ------------------

    Increase (decrease) in net assets
         from capital transactions                                  (146,170,932)                (44,492,613)
                                                             -------------------          ------------------

    INCREASE (DECREASE) IN NET ASSETS                               (351,355,747)               (114,766,319)

    NET ASSETS AT BEGINNING OF PERIOD                                942,498,569                 292,289,694
                                                             -------------------          ------------------

    NET ASSETS AT END OF PERIOD                              $       591,142,822          $      177,523,375
                                                             ===================          ==================

    UNITS OUTSTANDING
         Units outstanding at beginning of period                     23,718,794                  10,232,853
            Units issued                                               3,017,704                  31,594,026
            Units redeemed                                            (6,071,310)                (32,872,127)
                                                             -------------------          ------------------
         Units outstanding at end of period                           20,665,188                   8,954,752
                                                             ===================          ==================

    (a) On August 23, 2002 the Capital Growth Portfolio merged into the Money
        Market Portfolio

    See notes to financial statements.

                                       23

                                                           Morgan Stanley Variable Investment Series Sub-Accounts
                                                     ----------------------------------------------------------------

                                                                                 Global
                                                           Global               Dividend                 High
                                                        Advantage(b)             Growth                  Yield
                                                     ------------------    -------------------    -------------------
    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS
    Net investment income (loss)                     $          (93,035)   $         1,492,934    $         6,906,006
    Net realized gains (losses)                              (6,041,740)            (6,418,534)           (36,632,961)
    Change in unrealized gains (losses)                      (2,584,435)           (43,265,060)            24,040,290
                                                     ------------------    -------------------    -------------------
    Increase (decrease) in net assets
         from operations                                     (8,719,210)           (48,190,660)            (5,686,665)
                                                     ------------------    -------------------    -------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM CAPITAL TRANSACTIONS
    Deposits                                                     87,797                479,986                 67,882
    Benefit payments                                           (508,592)            (5,742,993)            (1,173,647)
    Payments on termination                                  (2,524,520)           (23,083,251)            (6,018,410)
    Contract maintenance charge                                 (16,841)              (109,769)               (29,214)
    Transfers among the sub-accounts
         and with the Fixed Account - net                    (5,156,740)            (6,063,205)            (3,429,443)
                                                     ------------------    -------------------    -------------------

    Increase (decrease) in net assets
         from capital transactions                           (8,118,896)           (34,519,232)           (10,582,832)
                                                     ------------------    -------------------    -------------------

    INCREASE (DECREASE) IN NET ASSETS                       (16,838,106)           (82,709,892)           (16,269,497)

    NET ASSETS AT BEGINNING OF PERIOD                        37,827,308            266,460,136             59,114,871
                                                     ------------------    -------------------    -------------------

    NET ASSETS AT END OF PERIOD                      $       20,989,202    $       183,750,244    $        42,845,374
                                                     ==================    ===================    ===================

    UNITS OUTSTANDING
         Units outstanding at beginning of period             5,072,993             16,133,233              6,004,935
            Units issued                                        728,889              1,943,853              2,735,199
            Units redeemed                                   (1,915,407)            (3,930,749)            (3,682,212)
                                                     ------------------    -------------------    -------------------
         Units outstanding at end of period                   3,886,475             14,146,337              5,057,922
                                                     ==================    ===================    ===================

                                                      Morgan Stanley Variable Investment Series Sub-Accounts
                                                     -------------------------------------------------------

                                                           Income
                                                           Builder                           Information
                                                     -------------------                --------------------
    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS
    Net investment income (loss)                     $         1,164,905                $             (3,242)
    Net realized gains (losses)                               (1,491,463)                         (1,004,099)
    Change in unrealized gains (losses)                       (8,094,064)                           (970,976)
                                                     -------------------                --------------------
    Increase (decrease) in net assets
         from operations                                      (8,420,622)                         (1,978,317)
                                                     -------------------                --------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM CAPITAL TRANSACTIONS
    Deposits                                                     299,086                              75,814
    Benefit payments                                          (1,519,324)                            (41,487)
    Payments on termination                                   (4,836,370)                           (203,037)
    Contract maintenance charge                                  (23,401)                             (1,323)
    Transfers among the sub-accounts
         and with the Fixed Account - net                       (166,323)                           (813,740)
                                                     -------------------                --------------------

    Increase (decrease) in net assets
         from capital transactions                            (6,246,332)                           (983,773)
                                                     -------------------                --------------------

    INCREASE (DECREASE) IN NET ASSETS                        (14,666,954)                         (2,962,090)

    NET ASSETS AT BEGINNING OF PERIOD                         60,123,631                           4,345,693
                                                     -------------------                --------------------

    NET ASSETS AT END OF PERIOD                      $        45,456,677                $          1,383,603
                                                     ===================                ====================

    UNITS OUTSTANDING
         Units outstanding at beginning of period              4,714,833                             830,416
            Units issued                                       1,045,513                             816,747
            Units redeemed                                    (1,560,575)                         (1,092,035)
                                                     -------------------                --------------------
         Units outstanding at end of period                    4,199,771                             555,128
                                                     ===================                ====================

    (b) Previously known as Competitive Edge, "Best Ideas"

    See notes to financial statements.

                                       24

                                                             Morgan Stanley Variable Investment Series Sub-Accounts
                                                    -----------------------------------------------------------------------

                                                          Limited                     Money                    Pacific
                                                         Duration(c)                  Market                    Growth
                                                    --------------------        ------------------        -----------------
    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS
    Net investment income (loss)                    $            729,588        $          243,303        $        (314,119)
    Net realized gains (losses)                                  282,357                         -                 (691,852)
    Change in unrealized gains (losses)                           53,166                         -               (1,528,587)
                                                    --------------------        ------------------        -----------------
     Increase (decrease) in net assets
         from operations                                       1,065,111                   243,303               (2,534,558)
                                                    --------------------        ------------------        -----------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM CAPITAL TRANSACTIONS
    Deposits                                                   4,266,504                15,545,137                3,512,238
    Benefit payments                                            (326,241)               (8,092,474)                (315,824)
    Payments on termination                                  (12,339,773)             (110,613,351)              (2,616,332)
    Contract maintenance charge                                  (11,902)                 (120,206)                 (15,073)
    Transfers among the sub-accounts
         and with the Fixed Account - net                     50,780,854               127,676,821               (8,193,440)
                                                    --------------------        ------------------        -----------------

    Increase (decrease) in net assets
         from capital transactions                            42,369,442                24,395,927               (7,628,431)
                                                    --------------------        ------------------        -----------------

    INCREASE (DECREASE) IN NET ASSETS                         43,434,553                24,639,230              (10,162,989)

    NET ASSETS AT BEGINNING OF PERIOD                         24,710,264               419,354,604               29,901,871
                                                    --------------------        ------------------        -----------------

    NET ASSETS AT END OF PERIOD                     $         68,144,817        $      443,993,834        $      19,738,882
                                                    ====================        ==================        =================

    UNITS OUTSTANDING
         Units outstanding at beginning of period              2,240,144                29,662,718                7,038,268
            Units issued                                      21,509,286               149,895,057              123,743,685
            Units redeemed                                   (17,707,373)             (148,005,265)            (124,917,324)
                                                    --------------------        ------------------        -----------------
          Units outstanding at end of period                   6,042,057                31,552,510                5,864,629
                                                    ====================        ==================        =================

                                                       Morgan Stanley Variable Investment Series Sub-Accounts
                                                    -----------------------------------------------------------

                                                                 Quality
                                                                  Income                 S&P 500
                                                                   Plus                   Index
                                                            -----------------       -----------------
    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS
    Net investment income (loss)                            $      14,453,801       $        (179,310)
    Net realized gains (losses)                                      (861,053)             (8,501,708)
    Change in unrealized gains (losses)                            (4,201,514)            (35,008,669)
                                                            -----------------       -----------------

    Increase (decrease) in net assets
         from operations                                            9,391,234             (43,689,687)
                                                            -----------------       -----------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM CAPITAL TRANSACTIONS
    Deposits                                                        1,649,780               1,767,884
    Benefit payments                                               (8,793,314)             (2,145,785)
    Payments on termination                                       (37,216,300)            (11,052,842)
    Contract maintenance charge                                      (136,618)                (61,937)
    Transfers among the sub-accounts
         and with the Fixed Account - net                          20,988,878              (2,419,820)
                                                            -----------------       -----------------

    Increase (decrease) in net assets
         from capital transactions                                (23,507,574)            (13,912,500)
                                                            -----------------       -----------------

    INCREASE (DECREASE) IN NET ASSETS                             (14,116,340)            (57,602,187)

    NET ASSETS AT BEGINNING OF PERIOD                             415,028,429             156,594,437
                                                            -----------------       -----------------

    NET ASSETS AT END OF PERIOD                             $     400,912,089       $      98,992,250
                                                            =================       =================

    UNITS OUTSTANDING
         Units outstanding at beginning of period                  20,537,559              15,542,034
            Units issued                                            6,667,932               3,355,519
            Units redeemed                                         (7,677,029)             (4,986,655)
                                                            -----------------       -----------------
          Units outstanding at end of period                       19,528,462              13,910,898
                                                            =================       =================

    (c) Previously known as Short-Term Bond

    See notes to financial statements.

                                       25

                                                        Morgan Stanley Variable Investment
                                                              Series Sub-Accounts
                                                   ---------------------------------------------

                                                        Strategist               Utilities
                                                   --------------------    ---------------------
    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS
    Net investment income (loss)                   $            494,305    $           2,725,874
    Net realized gains (losses)                             (10,306,348)             (22,634,910)
    Change in unrealized gains (losses)                     (54,844,802)             (63,971,279)
                                                   --------------------    ---------------------
    Increase (decrease) in net assets
         from operations                                    (64,656,845)             (83,880,315)
                                                   --------------------    ---------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM CAPITAL TRANSACTIONS
    Deposits                                                    918,423                  459,935
    Benefit payments                                         (9,368,035)              (6,780,344)
    Payments on termination                                 (39,681,899)             (23,794,633)
    Contract maintenance charge                                (160,580)                (105,885)
    Transfers among the sub-accounts
         and with the Fixed Account - net                   (23,211,399)             (20,286,429)
                                                   --------------------    ---------------------
    Increase (decrease) in net assets
         from capital transactions                          (71,503,490)             (50,507,356)
                                                   --------------------    ---------------------

    INCREASE (DECREASE) IN NET ASSETS                      (136,160,335)            (134,387,671)

    NET ASSETS AT BEGINNING OF PERIOD                       473,510,304              301,799,101
                                                   --------------------    ---------------------

    NET ASSETS AT END OF PERIOD                    $        337,349,969    $         167,411,430
                                                   ====================    =====================

    UNITS OUTSTANDING
         Units outstanding at beginning of period            19,567,943               14,034,270
            Units issued                                      2,087,070                3,631,205
            Units redeemed                                   (4,747,912)              (6,205,448)
                                                   --------------------    ---------------------
         Units outstanding at end of period                  16,907,101               11,460,027
                                                   ====================    =====================

                                                                    Morgan Stanley Variable Investment
                                                                   Series (Class Y Shares) Sub-Accounts
                                                   --------------------------------------------------------------------

                                                        Aggressive               Capital                 Dividend
                                                          Equity                Growth(a)                 Growth
                                                   -------------------     -------------------     --------------------
    INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS
    Net investment income (loss)                   $          (204,704)    $           (66,077)    $             49,608
    Net realized gains (losses)                               (939,709)             (2,537,273)              (2,741,633)
    Change in unrealized gains (losses)                     (3,750,429)              1,641,179              (18,153,104)
                                                   -------------------     -------------------     --------------------
    Increase (decrease) in net assets
         from operations                                    (4,894,842)               (962,171)             (20,845,129)
                                                   -------------------     -------------------     --------------------

    INCREASE (DECREASE) IN NET ASSETS
    FROM CAPITAL TRANSACTIONS
    Deposits                                                 3,403,778               1,540,216               16,134,751
    Benefit payments                                          (157,915)                (41,274)                (632,796)
    Payments on termination                                   (868,190)               (256,364)              (2,586,837)
    Contract maintenance charge                                 (6,605)                 (1,068)                 (12,947)
    Transfers among the sub-accounts
         and with the Fixed Account - net                      421,072              (6,751,533)              10,169,922
                                                   -------------------     -------------------     --------------------
    Increase (decrease) in net assets
         from capital transactions                           2,792,140              (5,510,023)              23,072,093
                                                   -------------------     -------------------     --------------------

    INCREASE (DECREASE) IN NET ASSETS                       (2,102,702)             (6,472,194)               2,226,964

    NET ASSETS AT BEGINNING OF PERIOD                       18,529,018               6,472,194               59,002,305
                                                   -------------------     -------------------     --------------------

    NET ASSETS AT END OF PERIOD                    $        16,426,316     $                 -     $         61,229,269
                                                   ===================     ===================     ====================

    UNITS OUTSTANDING
         Units outstanding at beginning of period            2,711,846                 919,083                5,969,986
            Units issued                                     1,272,112                 513,458                7,416,264
            Units redeemed                                    (856,154)             (1,432,541)              (5,142,961)
                                                   -------------------     -------------------     --------------------
         Units outstanding at end of period                  3,127,804                       -                8,243,289
                                                   ===================     ===================     ====================

    (a) On August 23, 2002 the Capital Growth Portfolio merged into the Money
        Market Portfolio

    See notes to financial statements.

                                       26

                                                      Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                 ---------------------------------------------------------------------------------

                                                                                                         Global
                                                                    European            Global          Dividend          High
                                                     Equity          Growth          Advantage(b)        Growth          Yield
                                                 --------------  ----------------  ----------------  --------------  -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                   $     (715,536) $        103,152  $        (34,348) $       92,576  $   1,055,224
  Net realized gains (losses)                        (2,829,355)         (564,266)         (553,898)       (106,240)      (522,227)
  Change in unrealized gains (losses)               (14,131,126)       (4,891,992)       (1,143,368)     (4,138,885)    (1,533,509)
                                                 --------------  ----------------  ----------------  --------------  -------------

  Increase (decrease) in net assets
       from operations                              (17,676,017)       (5,353,106)       (1,731,614)     (4,152,549)    (1,000,512)
                                                 --------------  ----------------  ----------------  --------------  -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                           14,230,612         7,116,787           818,009       6,691,429      2,867,311
  Benefit payments                                     (785,954)         (163,320)          (83,613)       (139,728)      (204,787)
  Payments on termination                            (2,546,187)       (1,469,840)         (509,714)       (437,563)      (212,065)
  Contract maintenance charge                           (15,404)           (4,752)           (1,516)         (2,143)        (1,174)
  Transfers among the sub-accounts
       and with the Fixed Account - net               4,907,110        (1,406,347)          282,249       4,519,603      1,255,125
                                                 --------------  ----------------  ----------------  --------------  -------------

  Increase (decrease) in net assets
       from capital transactions                     15,790,177         4,072,528           505,415      10,631,598      3,704,410
                                                 --------------  ----------------  ----------------  --------------  -------------

  INCREASE (DECREASE) IN NET ASSETS                  (1,885,840)       (1,280,578)       (1,226,199)      6,479,049      2,703,898

  NET ASSETS AT BEGINNING OF PERIOD                  60,597,798        20,540,944         5,854,494      10,357,131      6,087,535
                                                 --------------  ----------------  ----------------  --------------  -------------

  NET ASSETS AT END OF PERIOD                    $   58,711,958  $     19,260,366  $      4,628,295  $   16,836,180  $   8,791,433
                                                 ==============  ================  ================  ==============  =============

  UNITS OUTSTANDING
       Units outstanding at beginning of period       8,802,736         2,730,305           916,797       1,126,525      1,280,977
          Units issued                                4,767,358        18,791,493           605,191       1,607,045      1,315,438
          Units redeemed                             (2,368,514)      (17,992,049)         (530,325)       (432,410)      (505,120)
                                                 --------------  ----------------  ----------------  --------------  -------------
       Units outstanding at end of period            11,201,580         3,529,749           991,663       2,301,160      2,091,295
                                                 ==============  ================  ================  ==============  =============

  (b) Previously known as Competitive Edge, "Best Ideas"

  See notes to financial statements.

                                       27

                                                  Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                 --------------------------------------------------------------------------

                                                    Income                       Limited          Money          Pacific
                                                    Builder     Information     Duration(c)       Market         Growth
                                                 ------------  --------------  -------------  -------------  --------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                   $    209,584  $      (15,392) $     511,566  $    (467,500) $      (39,786)
  Net realized gains (losses)                        (103,986)     (1,248,058)       224,260              -         683,779
  Change in unrealized gains (losses)              (1,939,646)     (3,327,542)        97,067              -        (451,428)
                                                 ------------  --------------  -------------  -------------  --------------
  Increase (decrease) in net assets
       from operations                             (1,834,048)     (4,590,992)       832,893       (467,500)        192,565
                                                 ------------  --------------  -------------  -------------  --------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                          3,801,844       1,773,271     17,082,947     46,178,667         960,592
  Benefit payments                                    (82,245)        (39,429)      (465,674)      (799,828)         (2,275)
  Payments on termination                            (265,355)       (147,582)    (6,240,854)   (38,541,826)        (51,027)
  Contract maintenance charge                          (1,411)         (1,697)        (3,521)       (10,807)           (571)
  Transfers among the sub-accounts
       and with the Fixed Account - net             2,337,783          29,828     22,757,661     19,864,574        (479,079)
                                                 ------------  --------------  -------------  -------------  --------------
  Increase (decrease) in net assets
       from capital transactions                    5,790,616       1,614,391     33,130,559     26,690,780         427,640
                                                 ------------  --------------  -------------  -------------  --------------

  INCREASE (DECREASE) IN NET ASSETS                 3,956,568      (2,976,601)    33,963,452     26,223,280         620,205

  NET ASSETS AT BEGINNING OF PERIOD                 7,099,872       7,355,923     22,343,604     97,216,934       1,628,898
                                                 ------------  --------------  -------------  -------------  --------------

  NET ASSETS AT END OF PERIOD                    $ 11,056,440  $    4,379,322  $  56,307,056  $ 123,440,214  $    2,249,103
                                                 ============  ==============  =============  =============  ==============

  UNITS OUTSTANDING
       Units outstanding at beginning of period       709,159       1,378,017      2,087,334      9,368,740         293,211
          Units issued                                934,920       1,247,071      8,527,183     47,494,451      17,259,420
          Units redeemed                             (337,375)       (904,147)    (5,448,383)   (44,901,333)    (17,029,331)
                                                 ------------  --------------  -------------  -------------  --------------
       Units outstanding at end of period           1,306,704       1,720,941      5,166,134     11,961,858         523,300
                                                 ============  ==============  =============  =============  ==============

  (c) Previously known as Short-Term Bond

  See notes to financial statements.

                                       28

                                                 Morgan Stanley Variable Investment Series (Class Y Shares) Sub-Accounts
                                                 -----------------------------------------------------------------------

                                                      Quality
                                                       Income             S&P 500
                                                        Plus               Index          Strategist        Utilities
                                                 -----------------    ---------------   --------------   ---------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                   $       1,910,345    $      (160,458)  $      (78,818)  $       198,671
  Net realized gains (losses)                              (44,554)          (895,234)      (1,084,545)       (2,602,776)
  Change in unrealized gains (losses)                      (62,649)       (17,838,092)      (7,894,944)       (5,618,521)
                                                 -----------------    ---------------   --------------   ---------------
  Increase (decrease) in net assets
       from operations                                   1,803,142        (18,893,784)      (9,058,307)       (8,022,626)
                                                 -----------------    ---------------   --------------   ---------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                              17,468,986         17,676,552       11,117,644         3,183,758
  Benefit payments                                        (674,720)          (574,742)        (639,803)         (400,031)
  Payments on termination                               (3,296,765)        (1,674,308)      (1,794,290)         (842,627)
  Contract maintenance charge                               (7,518)           (11,842)         (10,070)           (4,656)
  Transfers among the sub-accounts
       and with the Fixed Account - net                 17,770,591          9,560,249        4,233,182          (429,272)
                                                 -----------------    ---------------   --------------   ---------------
  Increase (decrease) in net assets
       from capital transactions                        31,260,574         24,975,909       12,906,663         1,507,172
                                                 -----------------    ---------------   --------------   ---------------

  INCREASE (DECREASE) IN NET ASSETS                     33,063,716          6,082,125        3,848,356        (6,515,454)

  NET ASSETS AT BEGINNING OF PERIOD                     52,926,850         45,552,248       46,792,539        24,013,118
                                                 -----------------    ---------------   --------------   ---------------

  NET ASSETS AT END OF PERIOD                    $      85,990,566    $    51,634,373   $   50,640,895   $    17,497,664
                                                 =================    ===============   ==============   ===============

  UNITS OUTSTANDING
       Units outstanding at beginning of period          4,636,882          5,852,765        5,356,482         3,256,726
          Units issued                                   5,180,655          5,137,737        2,923,651         1,476,526
          Units redeemed                                (2,431,976)        (1,650,662)      (1,424,850)       (1,301,276)
                                                 -----------------    ---------------   --------------   ---------------
       Units outstanding at end of period                7,385,561          9,339,840        6,855,283         3,431,976
                                                 =================    ===============   ==============   ===============

                                                   AIM Variable
                                                  Insurance Funds
                                                   Sub-Accounts
                                                 -----------------

                                                 AIM V.I. Capital
                                                   Appreciation
                                                 -----------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                   $        (280,387)
  Net realized gains (losses)                           (2,047,609)
  Change in unrealized gains (losses)                   (5,530,607)
                                                 -----------------
  Increase (decrease) in net assets
       from operations                                  (7,858,603)
                                                 -----------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                               4,323,629
  Benefit payments                                        (481,646)
  Payments on termination                                 (893,149)
  Contract maintenance charge                               (6,493)
  Transfers among the sub-accounts
       and with the Fixed Account - net                  2,710,471
                                                 -----------------
  Increase (decrease) in net assets
       from capital transactions                         5,652,812
                                                 -----------------

  INCREASE (DECREASE) IN NET ASSETS                     (2,205,791)

  NET ASSETS AT BEGINNING OF PERIOD                     21,661,544
                                                 -----------------

  NET ASSETS AT END OF PERIOD                    $      19,455,753
                                                 =================

  UNITS OUTSTANDING
       Units outstanding at beginning of period          3,385,807
          Units issued                                   2,640,806
          Units redeemed                                (1,756,595)
                                                 -----------------
       Units outstanding at end of period                4,270,018
                                                 =================

  See notes to financial statements.

                                       29

                                                       AIM Variable Insurance               Alliance Variable Product Series
                                                         Funds Sub-Accounts                        Fund Sub-Accounts
                                                 ----------------------------------   ---------------------------------------------

                                                                                                      Alliance
                                                      AIM V.I.     AIM V.I. Premier     Alliance      Growth &     Alliance Premier
                                                      Growth           Equity(d)         Growth        Income           Growth
                                                 ----------------  ----------------   ------------  -------------  ----------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                   $       (134,535) $       (651,476)  $   (171,043) $    (958,967) $       (393,156)
  Net realized gains (losses)                          (1,103,221)       (4,087,756)    (1,619,558)    (2,542,594)       (3,990,535)
  Change in unrealized gains (losses)                  (3,647,253)      (18,399,517)    (3,278,654)   (48,388,235)       (9,002,458)
                                                 ----------------  ----------------   ------------  -------------  ----------------
  Increase (decrease) in net assets
       from operations                                 (4,885,009)      (23,138,749)    (5,069,255)   (51,889,796)      (13,386,149)
                                                 ----------------  ----------------   ------------  -------------  ----------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                              2,605,289         7,898,394      2,234,802     25,447,905         3,774,219
  Benefit payments                                       (245,041)         (904,772)      (201,698)    (1,928,469)         (626,948)
  Payments on termination                                (390,784)       (2,326,094)      (724,605)    (9,531,018)       (2,061,503)
  Contract maintenance charge                              (3,256)          (16,239)        (4,295)       (42,016)          (11,898)
  Transfers among the sub-accounts
       and with the Fixed Account - net                   663,300         1,635,617       (397,705)    14,194,895         1,111,455
                                                 ----------------  ----------------   ------------  -------------  ----------------

  Increase (decrease) in net assets
       from capital transactions                        2,629,508         6,286,906        906,499     28,141,297         2,185,325
                                                 ----------------  ----------------   ------------  -------------  ----------------

  INCREASE (DECREASE) IN NET ASSETS                    (2,255,501)      (16,851,843)    (4,162,756)   (23,748,499)      (11,200,824)

  NET ASSETS AT BEGINNING OF PERIOD                    11,266,812        58,625,674     15,816,830    145,029,939        38,131,478
                                                 ----------------  ----------------   ------------  -------------  ----------------

  NET ASSETS AT END OF PERIOD                    $      9,011,311  $     41,773,831   $ 11,654,074  $ 121,281,440  $     26,930,654
                                                 ================  ================   ============  =============  ================

  UNITS OUTSTANDING
       Units outstanding at beginning of period         2,274,547         8,200,009      2,582,313     14,041,524         5,849,767
          Units issued                                  1,199,792         6,130,773        969,037     10,702,947         2,366,878
          Units redeemed                                 (648,171)       (5,356,788)      (834,165)    (7,904,039)       (2,069,089)
                                                 ----------------  ----------------   ------------  -------------  ----------------
       Units outstanding at end of period               2,826,168         8,973,994      2,717,185     16,840,432         6,147,556
                                                 ================  ================   ============  =============  ================

  (d) Previously known as AIM V.I. Value

  See notes to financial statements.

                                       30

                                                 LSA Variable
                                                 Series Trust
                                                 Sub-Account                 Putnam Variable Trust Sub-Accounts
                                                 -------------  --------------------------------------------------------------

                                                     LSA
                                                  Aggressive      VT Growth     VT International  VT Small Cap
                                                   Equity(e)      and Income          Growth        Value(f)       VT Voyager
                                                 -------------  --------------  ----------------  -------------  -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                   $      (3,561) $      268,677  $       (221,504) $     (53,005) $    (216,477)
  Net realized gains (losses)                           (8,822)     (1,215,463)           74,632       (325,409)    (3,049,739)
  Change in unrealized gains (losses)                 (121,376)     (8,999,109)      (10,196,698)    (2,101,277)    (9,545,245)
                                                 -------------  --------------  ----------------  -------------  -------------
  Increase (decrease) in net assets
       from operations                                (133,759)     (9,945,895)      (10,343,570)    (2,479,691)   (12,811,461)
                                                 -------------  --------------  ----------------  -------------  -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                             474,237       5,262,866        20,918,250      4,934,024      6,504,664
  Benefit payments                                           -        (540,057)         (441,949)        (9,861)      (393,629)
  Payments on termination                               (2,359)     (1,257,835)       (8,868,603)       (94,926)    (1,268,069)
  Contract maintenance charge                              (67)         (8,576)          (13,139)          (822)       (11,127)
  Transfers among the sub-accounts
       and with the Fixed Account - net                853,204       6,097,296         1,173,764     10,800,545      3,758,124
                                                 -------------  --------------  ----------------  -------------  -------------
  Increase (decrease) in net assets
       from capital transactions                     1,325,015       9,553,694        12,768,323     15,628,960      8,589,963
                                                 -------------  --------------  ----------------  -------------  -------------

  INCREASE (DECREASE) IN NET ASSETS                  1,191,256        (392,201)        2,424,753     13,149,269     (4,221,498)

  NET ASSETS AT BEGINNING OF PERIOD                          -      28,218,465        38,728,400              -     34,588,836
                                                 -------------  --------------  ----------------  -------------  -------------

  NET ASSETS AT END OF PERIOD                    $   1,191,256  $   27,826,264  $     41,153,153  $  13,149,269  $  30,367,338
                                                 =============  ==============  ================  =============  =============

  UNITS OUTSTANDING
       Units outstanding at beginning of period              -       2,888,212         5,411,453              -      5,484,854
          Units issued                                 218,721       3,581,974        47,646,685      3,433,381      4,510,231
          Units redeemed                               (60,903)     (2,573,182)      (45,478,978)    (1,613,998)    (3,062,095)
                                                 -------------  --------------  ----------------  -------------  -------------
       Units outstanding at end of period              157,818       3,897,004         7,579,160      1,819,383      6,932,990
                                                 =============  ==============  ================  =============  =============

  (e) For the Period Beginning May 1, 2002 and Ended September 30, 2002

  (f) For the Period Beginning May 1, 2002 and Ended September 30, 2002

  See notes to financial statements.

                                       31

                                                                  The Universal Institutional Funds, Inc. Sub-Accounts
                                                 ----------------------------------------------------------------------------------

                                                   UIF Emerging
                                                     Markets        UIF Equity    UIF International   UIF Mid Cap       Mid Cap
                                                      Equity         Growth            Magnum          Growth(g)         Value
                                                 --------------  ---------------  -----------------  --------------  --------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                   $     (253,678) $      (724,165) $        (239,849) $      (13,785) $     (869,010)
  Net realized gains (losses)                        (1,200,396)      (6,579,242)          (413,576)        (68,220)     (3,822,444)
  Change in unrealized gains (losses)                (2,208,212)     (16,705,690)        (2,804,154)       (562,317)    (25,595,996)
                                                 --------------  ---------------  -----------------  --------------  --------------
  Increase (decrease) in net assets
       from operations                               (3,662,286)     (24,009,097)        (3,457,579)       (644,322)    (30,287,450)
                                                 --------------  ---------------  -----------------  --------------  --------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                            3,194,721        2,088,244          7,206,999       2,187,955      18,050,795
  Benefit payments                                     (161,532)        (642,944)          (272,036)        (19,740)       (770,870)
  Payments on termination                            (2,511,560)      (4,299,858)        (2,376,568)        (24,312)     (3,600,698)
  Contract maintenance charge                            (8,969)         (27,851)            (8,084)            (80)        (17,850)
  Transfers among the sub-accounts
       and with the Fixed Account - net               5,465,119       (3,034,155)        (4,387,816)      2,164,366      19,988,649
                                                 --------------  ---------------  -----------------  --------------  --------------

  Increase (decrease) in net assets
       from capital transactions                      5,977,779       (5,916,564)           162,495       4,308,189      33,650,026
                                                 --------------  ---------------  -----------------  --------------  --------------

  INCREASE (DECREASE) IN NET ASSETS                   2,315,493      (29,925,661)        (3,295,084)      3,663,867       3,362,576

  NET ASSETS AT BEGINNING OF PERIOD                  16,448,244       76,091,462         19,771,754               -      63,097,030
                                                 --------------  ---------------  -----------------  --------------  --------------

  NET ASSETS AT END OF PERIOD                    $   18,763,737  $    46,165,801  $      16,476,670  $    3,663,867  $   66,459,606
                                                 ==============  ===============  =================  ==============  ==============

  UNITS OUTSTANDING
       Units outstanding at beginning of period       2,295,907        8,236,135          2,501,671               -       6,471,585
          Units issued                               31,968,107        1,742,324         24,708,287       1,631,605      13,177,061
          Units redeemed                            (31,040,618)      (2,393,573)       (24,502,373)     (1,117,332)     (9,341,065)
                                                 --------------  ---------------  -----------------  --------------  --------------
       Units outstanding at end of period             3,223,396        7,584,886          2,707,585         514,273      10,307,581
                                                 ==============  ===============  =================  ==============  ==============

  (g) For the Period Beginning May 1, 2002 and Ended September 30, 2002

  See notes to financial statements.

                                       32

                                                   The Universal
                                                   Institutional
                                                    Funds, Inc.          Van Kampen Life            Van Kampen Life Investment
                                                    Sub-Accounts    Investment Trust Sub-Account    Trust (Class II) Sub-Account
                                                 ----------------  ------------------------------  -----------------------------

                                                                                                                    LIT Emerging
                                                   UIF U.S. Real        LIT         LIT Emerging    LIT Comstock       Growth
                                                       Estate        Comstock(h)       Growth      (Class II)(i)     (Class II)
                                                 ----------------  --------------  --------------  --------------  -------------
  INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income (loss)                   $       (441,789) $      (48,974) $     (998,271) $      (75,911) $    (281,835)
  Net realized gains (losses)                             647,352        (297,779)    (30,934,641)        (94,671)      (429,859)
  Change in unrealized gains (losses)                  (2,099,260)     (2,353,854)    (13,303,573)     (3,388,052)    (7,900,604)
                                                 ----------------  --------------  --------------  --------------  -------------
  Increase (decrease) in net assets
       from operations                                 (1,893,697)     (2,700,607)    (45,236,485)     (3,558,634)    (8,612,298)
                                                 ----------------  --------------  --------------  --------------  -------------

  INCREASE (DECREASE) IN NET ASSETS
  FROM CAPITAL TRANSACTIONS
  Deposits                                              6,451,693       2,547,071       2,524,788      10,485,502      9,578,478
  Benefit payments                                       (427,559)        (20,109)     (1,315,996)        (25,398)      (312,517)
  Payments on termination                              (2,378,407)       (177,554)     (8,656,123)       (118,498)      (581,731)
  Contract maintenance charge                             (11,735)         (1,187)        (70,766)           (739)        (4,056)
  Transfers among the sub-accounts
       and with the Fixed Account - net                14,278,806      13,263,488     (21,663,947)     13,690,218      5,415,501
                                                 ----------------  --------------  --------------  --------------  -------------
  Increase (decrease) in net assets
       from capital transactions                       17,912,798      15,611,709     (29,182,044)     24,031,085     14,095,675
                                                 ----------------  --------------  --------------  --------------  -------------

  INCREASE (DECREASE) IN NET ASSETS                    16,019,101      12,911,102     (74,418,529)     20,472,451      5,483,377

  NET ASSETS AT BEGINNING OF PERIOD                    27,855,482               -     163,251,375               -     17,334,731
                                                 ----------------  --------------  --------------  --------------  -------------

  NET ASSETS AT END OF PERIOD                    $     43,874,583  $   12,911,102  $   88,832,846  $   20,472,451  $  22,818,108
                                                 ================  ==============  ==============  ==============  =============

  UNITS OUTSTANDING
       Units outstanding at beginning of period         2,301,020               -      15,280,490               -      2,120,331
          Units issued                                  6,192,125       2,490,721       6,512,332       3,214,594      2,957,367
          Units redeemed                               (4,777,893)       (710,714)     (9,083,377)       (389,534)      (990,815)
                                                 ----------------  --------------  --------------  --------------  -------------
       Units outstanding at end of period               3,715,252       1,780,007      12,709,445       2,825,060      4,086,883
                                                 ================  ==============  ==============  ==============  =============

  (h) For the Period Beginning May 1, 2002 and Ended September 30, 2002

  (i) For the Period Beginning May 1, 2002 and Ended September 30, 2002

  See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   ORGANIZATION

     Northbrook Variable Annuity Account II (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Northbrook Life Insurance Company ("Northbrook Life"). The assets of the Account are legally segregated from those of Northbrook Life. Northbrook Life is wholly owned by Allstate Life Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation. On September 11, 2002, the boards of directors of Northbrook Life and Allstate approved the merger of the Northbrook Life into Allstate, expected to be effective January 1, 2003. In conjunction with the merger, the Account will be merged with the Allstate Financial Advisors Separate Account I, a Separate Account of Allstate.

     These financial statements and notes as of September 30, 2002 and for the nine month period ended September 30, 2002 are unaudited. These financial statements and notes should be read in conjunction with the Northbrook Variable Annuity Account II audited financial statements and notes for the period ended December 31, 2001. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

     Northbrook Life issues five variable annuity contracts: the Morgan Stanley Dean Witter Variable Annuity II, the Morgan Stanley Dean Witter Variable Annuity II AssetManager, the Preferred Client Variable Annuity, the Morgan Stanley Dean Witter Variable Annuity 3, and the Morgan Stanley Dean Witter Variable Annuity 3 AssetManager (collectively the "Contracts"). The deposits of the Contracts are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Northbrook Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

       MORGAN STANLEY VARIABLE INVESTMENT SERIES
            Aggressive Equity                           Information
            Dividend Growth                             Limited Duration
            Equity                                      Money Market
            European Growth                             Pacific Growth
            Global Advantage                            Quality Income Plus
            Global Dividend Growth                      S&P 500 Index
            High Yield                                  Strategist
            Income Builder                              Utilities
       MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)
            Aggressive Equity                           Information
            Dividend Growth                             Limited Duration
            Equity                                      Money Market
            European Growth                             Pacific Growth
            Global Advantage                            Quality Income Plus
            Global Dividend Growth                      S&P 500 Index
            High Yield                                  Strategist
            Income Builder                              Utilities
       AIM VARIABLE INSURANCE FUNDS
            AIM V.I. Capital Appreciation               AIM V.I. Premier Equity
            AIM V.I. Growth

       ALLIANCE VARIABLE PRODUCT SERIES FUND
            Alliance Growth                             Alliance Premier Growth
            Alliance Growth & Income
       LSA VARIABLE SERIES TRUST
            LSA Aggressive Growth
       PUTNAM VARIABLE TRUST
            VT Growth and Income                        VT Small Cap Value
            VT International Growth                     VT Voyager
       THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
            UIF Emerging Markets Equity                 UIF Mid Cap Growth
            UIF Equity Growth                           UIF Mid Cap Value
            UIF International Magnum                    UIF U.S. Real Estate
       VAN KAMPEN LIFE INVESTMENT TRUST
            LIT Comstock
            LIT Emerging Growth
       VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
            LIT Comstock (Class II)
            LIT Emerging Growth (Class II)

     Northbrook Life provides insurance and administrative services to the contractholders for a fee. Northbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Northbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Northbrook Life. Northbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Northbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from .60% to 2.25% per annum of the daily net assets of the Account, based on Contract and rider options selected. The mortality and expense risk charge covers insurance benefits available with the Contract and certain expenses of the Contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contract. Northbrook Life guarantees that the amount of this charge will not increase over the life of the Contract. At the contractholder's discretion, additional options may be purchased for an additional charge.

     ADMINISTRATIVE EXPENSE CHARGE - Northbrook Life deducts an administrative expense charge daily at a rate equal to .10% per annum of the average daily net assets of the Contracts.

     CONTRACT MAINTENANCE CHARGE - Northbrook Life deducts an annual contract maintenance charge of $30 on each Morgan Stanley Dean Witter Variable Annuity II and $35 on each Morgan Stanley Dean Witter Variable Annuity II AssetManager, Morgan Stanley Dean Witter Variable Annuity 3, and Morgan Stanley Dean Witter Variable Annuity 3 AssetManager contract anniversary and guarantees that this charge will not increase over the life of the contract. If certain conditions are met, this charge will be waived for Morgan Stanley Dean Witter Variable Annuity II AssetManager, Morgan Stanley Dean Witter Variable Annuity 3, and Morgan Stanley Dean Witter Variable Annuity 3 AssetManager contracts.

4.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the nine months ended September 30, 2002 were as follows:

     (unaudited)

                                                                    Purchases
                                                                -----------------
     Investments in the Morgan Stanley Variable Investment
          Series Sub-Accounts:
             Aggressive Equity                                  $       3,437,503
             Capital Growth(a)                                          4,535,140
             Dividend Growth                                           41,210,691
             Equity                                                    13,166,099
             European Growth                                          310,701,581
             Global Advantage(b)                                        3,999,267
             Global Dividend Growth                                    20,119,321
             High Yield                                                18,836,292
             Income Builder                                             9,700,879
             Information                                                3,267,790
             Limited Duration(c)                                      221,460,956
             Money Market                                           1,270,732,669
             Pacific Growth                                           441,320,660
             Quality Income Plus                                       71,679,200
             S&P 500 Index                                             17,387,858
             Strategist                                                19,718,861
             Utilities                                                 26,126,502

     Investments in the Morgan Stanley Variable Investment
          Series (Class Y Shares) Sub-Accounts:
             Aggressive Equity                                          5,093,680
             Capital Growth(a)                                          2,437,621
             Dividend Growth                                           54,469,138
             Equity                                                    21,109,091
             European Growth                                          118,186,385
             Global Advantage(b)                                        1,676,803
             Global Dividend Growth                                    11,879,287
             High Yield                                                 5,767,073
             Income Builder                                             7,287,552
             Information                                                4,329,627
             Limited Duration(c)                                       77,725,620
             Money Market                                             373,595,146
             Pacific Growth                                            85,242,945
             Quality Income Plus                                       39,893,542
             S&P 500 Index                                             28,531,528
             Strategist                                                18,861,754
             Utilities                                                  6,245,746

     (a) On August 23, 2002 the Capital Growth Portfolio merged into the Money Market Portfolio

     (b) Previously known as Competitive Edge, "Best Ideas"

     (c) Previously known as Short-Term Bond

                                                                     Purchases
                                                                -----------------
     Investments in the AIM Variable Insurance Funds
          Sub-Accounts:
             AIM V. I. Capital Appreciation                     $       12,565,320
             AIM V. I. Growth                                            4,422,996
             AIM V. I. Premier Equity(d)                                21,639,643

     Investments in the Alliance Variable Product Series
          Fund Sub-Accounts:
             Alliance Growth                                             4,158,562
             Alliance Growth & Income                                   71,995,936
             Alliance Premier Growth                                     8,642,132

     LSA Variable Series Trust Sub-Account:
             LSA Aggressive Growth(e)                                    1,774,692

     Investments in the Putnam Variable Trust Sub-Accounts:
             VT Growth and Income                                       24,335,480
             VT International Growth                                   298,514,928
             VT Small Cap Value(f)                                      26,471,866
             VT Voyager                                                 16,378,316

     Investments in The Universal Institutional Funds, Inc.
          Sub-Accounts:
             UIF Emerging Markets Equity                               182,266,497
             UIF Equity Growth                                           6,919,135
             UIF International Magnum                                  153,619,244
             UIF Mid Cap Growth(g)                                      10,171,508
             UIF Mid Cap Value                                          78,444,779
             UIF U.S. Real Estate                                       57,969,899

     Investments in the Van Kampen Life Investment Trust
          Sub-Accounts:
             LIT Comstock(h)                                            19,953,664
             LIT Emerging Growth                                        46,200,403

     Investments in the Van Kampen Life Investment Trust
          (Class II) Sub-Accounts:
             LIT Comstock (Class II)(i)                                 25,157,810
             LIT Emerging Growth (Class II)                             15,819,008
                                                                ------------------
                                                                $    4,447,155,625
                                                                ==================

     (d) Previously known as AIM V.I. Value

     (e) For the Period Beginning May 1, 2002 and Ended September 30, 2002

     (f) For the Period Beginning May 1, 2002 and Ended September 30, 2002

     (g) For the Period Beginning May 1, 2002 and Ended September 30, 2002

     (h) For the Period Beginning May 1, 2002 and Ended September 30, 2002

     (i) For the Period Beginning May 1, 2002 and Ended September 30, 2002

5.   FINANCIAL HIGHLIGHTS

     The range of lowest and highest accumulation unit values, the investment income ratio, the range of lowest and highest expense ratio assessed by Northbrook Life, and the corresponding range of total return is presented for each rider option of the sub-account which had outstanding units during the period.

     As explained in Note 3, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several unit values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          - INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

          - EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

          - TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Returns were annualized for new products launched during 2001 to represent the return as if the contractholder was invested in the sub-account for the entire year.

             Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

(unaudited)                                                  At September 30, 2002    For the nine months ended September 30, 2002
                                                        ----------------------------  --------------------------------------------

                                                                Accumulation            Investment         Expense
                                                                 Unit Value            Income Ratio*       Ratio**
                                                        ----------------------------  --------------   ---------------
  Investments in the Morgan Stanley Variable Investment
       Series Sub-Accounts:
          Aggressive Equity                                $    4.94  -  $   7.60               0.30%   0.70% -   2.05%
          Dividend Growth                                       7.01  -     26.00               1.56    0.70  -   2.05
          Equity                                                5.01  -     37.14               0.24    0.70  -   2.05
          European Growth                                       5.36  -     23.82               1.47    0.70  -   2.05
          Global Advantage(b)                                   4.61  -      5.45               0.84    0.70  -   2.05
          Global Dividend Growth                                7.31  -     13.64               1.81    0.70  -   2.05
          High Yield                                            3.30  -      9.34              14.63    0.70  -   2.05
          Income Builder                                        8.51  -     11.02               3.35    0.70  -   1.85
          Information                                           2.47  -      2.56               1.03    1.28  -   2.05
          Limited Duration(c)                                  10.64        11.45               2.47    0.70      2.05
          Money Market                                         10.14  -     14.44               1.03    0.70  -   2.05
          Pacific Growth                                        3.19  -      6.62               0.00    0.70  -   2.05
          Quality Income Plus                                  10.96  -     22.10               4.57    0.70  -   2.05
          S&P 500 Index                                         5.48  -      7.25               1.03    0.70  -   2.05
          Strategist                                            7.13  -     23.48               1.23    0.70  -   2.05
          Utilities                                             5.04  -     16.97               2.23    0.70  -   2.05

(unaudited)                                                  For the nine months ended September 30, 2002
                                                        ---------------------------------------------------

                                                                                  Total
                                                                                Return***
                                                                            ----------------
  Investments in the Morgan Stanley Variable Investment
       Series Sub-Accounts:
          Aggressive Equity                                                 -23.69%  -  -22.91%
          Dividend Growth                                                   -24.76   -  -23.99
          Equity                                                            -24.35   -  -23.58
          European Growth                                                   -28.29   -  -27.56
          Global Advantage(b)                                               -27.84   -  -27.10
          Global Dividend Growth                                            -20.66   -  -19.85
          High Yield                                                        -11.42   -  -10.53
          Income Builder                                                    -15.32   -  -14.58
          Information                                                       -52.61   -  -52.33
          Limited Duration(c)                                                 1.76        2.79
          Money Market                                                       -0.34   -    0.52
          Pacific Growth                                                    -21.57   -  -20.77
          Quality Income Plus                                                 1.95   -    2.99
          S&P 500 Index                                                     -29.46   -  -28.74
          Strategist                                                        -15.60   -  -14.74
          Utilities                                                         -31.02   -  -30.32

  (b) Previously known as Competitive Edge, "Best Ideas"

  (c) Previously known as Short-Term Bond

(unaudited)                                                   At September 30, 2002    For the nine months ended September 30, 2002
                                                             ------------------------  --------------------------------------------

                                                                    Accumulation        Investment            Expense
                                                                    Unit Value         Income Ratio*          Ratio**
                                                             ------------------------  -------------       --------------
  Investments in the Morgan Stanley Variable Investment
       Series (Class Y Shares) Sub-Accounts:
          Aggressive Equity                                   $     4.78   - $   8.15           0.10%      1.35%  -  2.20%
          Dividend Growth                                           6.96   -     7.99           1.55       1.35   -  2.20
          Equity                                                    4.81   -     8.55           0.11       1.35   -  2.30
          European Growth                                           5.29   -     7.72           1.97       1.35   -  2.30
          Global Advantage(b)                                       4.54   -     7.50           0.70       1.35   -  2.30
          Global Dividend Growth                                    7.21   -     7.97           2.11       1.35   -  2.30
          High Yield                                                3.98   -     8.88          15.47       1.35   -  2.30
          Income Builder                                            8.09   -     8.76           3.64       1.35   -  2.30
          Information                                               2.45   -     6.32           1.13       1.35   -  2.30
          Limited Duration(c)                                      10.11   -    11.05           2.46       1.35   -  2.30
          Money Market                                              9.94   -    10.48           0.74       1.35   -  2.30
          Pacific Growth                                            4.03   -     6.36           0.00       1.35   -  2.20
          Quality Income Plus                                      10.20   -    11.86           3.93       1.35   -  2.30
          S&P 500 Index                                             5.36   -     8.40           1.04       1.35   -  2.20
          Strategist                                                6.99   -     9.01           1.15       1.35   -  2.30
          Utilities                                                 4.66   -     5.75           2.25       1.35   -  2.20

  Investments in the AIM Variable Insurance Funds
       Sub-Accounts:
          AIM V. I. Capital Appreciation                            4.08   -     8.40           0.00       0.70   -  2.30
          AIM V. I. Growth                                          3.04   -     6.94           0.00       0.70   -  2.20
          AIM V. I. Premier Equity(d)                               4.44   -     7.49           0.00       0.70   -  2.20

  Investments in the Alliance Variable Product Series
       Fund Sub-Accounts:
          Alliance Growth                                           4.18   -     8.15           0.00       0.70   -  2.20
          Alliance Growth & Income                                  6.65   -     8.34           0.61       0.70   -  2.30
          Alliance Premier Growth                                   4.25   -     7.87           0.00       0.70   -  2.20

  LSA Variable Series Trust Sub-Accounts:
          LSA Aggressive Growth(e)                                  7.48   -     8.76           0.00       0.83   -  2.20

(unaudited)                                                        For the nine months ended September 30, 2002
                                                                   --------------------------------------------

                                                                                       Total
                                                                                      Return***
                                                                                --------------------
  Investments in the Morgan Stanley Variable Investment
       Series (Class Y Shares) Sub-Accounts:
          Aggressive Equity                                                       -23.90%   -   -23.42%
          Dividend Growth                                                         -25.01    -   -24.53
          Equity                                                                  -24.58    -   -24.09
          European Growth                                                         -28.49    -   -28.03
          Global Advantage(b)                                                     -28.06    -   -27.59
          Global Dividend Growth                                                  -20.88    -   -20.37
          High Yield                                                              -11.69    -   -11.12
          Income Builder                                                          -15.70    -   -15.16
          Information                                                             -52.86    -   -52.56
          Limited Duration(c)                                                       1.46    -     2.11
          Money Market                                                             -0.79    -    -0.15
          Pacific Growth                                                          -22.34    -   -21.85
          Quality Income Plus                                                       1.66    -     2.30
          S&P 500 Index                                                           -29.73    -   -29.28
          Strategist                                                              -15.86    -   -15.32
          Utilities                                                               -31.19    -   -30.75

  Investments in the AIM Variable Insurance Funds Sub-Accounts:
          AIM V. I. Capital Appreciation                                          -29.40    -   -28.60
          AIM V. I. Growth                                                        -36.55    -   -35.83
          AIM V. I. Premier Equity(d)                                             -35.67    -   -34.95

  Investments in the Alliance Variable Product Series
       Fund Sub-Accounts:
          Alliance Growth                                                         -30.34    -   -29.56
          Alliance Growth & Income                                                -29.94    -   -29.14
          Alliance Premier Growth                                                 -33.74    -   -32.99

  LSA Variable Series Trust Sub-Account:
          LSA Aggressive Growth(e)                                                -25.17    -   -24.74

  (b) Previously known as Competitive Edge, "Best Ideas"

  (c) Previously known as Short-Term Bond

  (d) Previously known as AIM V.I. Value

  (e) For the Period Beginning May 1, 2002 and Ended September 30, 2002

(unaudited)                                               At September 30, 2002    For the nine months ended September 30, 2002
                                                          ---------------------  --------------------------------------------------

                                                                Accumulation      Investment        Expense            Total
                                                                 Unit Value      Income Ratio*      Ratio**          Return***
                                                          ---------------------  -------------   --------------   -----------------
  Investments in the Putnam Variable Trust Sub-Accounts:
          VT Growth and Income                            $   6.75  -  $   8.25           2.29%   0.70% -  2.30%  -27.24% -  -26.41%
          VT International Growth                             5.27  -      8.16           0.81    0.70  -  2.30   -24.95  -  -24.10
          VT Small Cap Value(f)                               7.21  -      7.96           0.00    0.70  -  2.20   -27.44  -  -25.60
          VT Voyager                                          4.25  -      8.58           0.63    0.70  -  2.30   -31.30  -  -30.52

  Investments in The Universal Institutional Funds, Inc.
       Sub-Accounts:
          UIF Emerging Markets Equity                         4.80  -      8.18           0.00    0.70  -  2.20   -16.77  -  -15.83
          UIF Equity Growth                                   4.61  -      7.62           0.00    0.70  -  2.20   -32.92  -  -32.17
          UIF International Magnum                            5.55  -      7.69           0.00    0.70  -  2.20   -22.54  -  -21.66
          UIF Mid Cap Growth(g)                               7.11  -      8.46           0.00    0.70  -  2.30   -28.50  -  -26.12
          UIF Mid Cap Value                                   6.00  -      8.28           0.00    0.70  -  2.30   -34.06  -  -33.32
          UIF U.S. Real Estate                                9.02  -     13.76           0.00    0.70     2.30    -2.47  -   -1.37

  Investments in the Van Kampen Life Investment Trust
       Sub-Accounts:
          LIT Comstock(h)                                     7.24  -      7.32           0.00    0.70  -  2.30   -27.23  -  -26.99
          LIT Emerging Growth                                 3.54  -      9.96           0.34    0.70  -  2.30   -31.67  -  -30.97

  Investments in the Van Kampen Life Investment Trust
       (Class II) Sub-Accounts:
          LIT Comstock (Class II)(i)                          7.23  -      8.21           0.00    1.35  -  2.20   -27.73  -   27.47
          LIT Emerging Growth (Class II)                      5.52  -      8.64           0.05    1.35  -  2.20   -31.88  -  -31.44

  (f) For the Period Beginning May 1, 2002 and Ended September 30, 2002

  (g) For the Period Beginning May 1, 2002 and Ended September 30, 2002

  (h) For the Period Beginning May 1, 2002 and Ended September 30, 2002

  (i) For the Period Beginning May 1, 2002 and Ended September 30, 2002

                                     PART C

                                OTHER INFORMATION

24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

Allstate Life Insurance Company and Allstate Financial Advisors Separate Account I financial statements are included in Part B of this Registration Statement.

(b) EXHIBITS

(1)(a) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Financial Advisors Separate Account I (Incorporated by reference to Registrant's Form N-4 Initial Registration Statement (File No. 333-77605) dated May 3, 1999.)

(b) Resolution of the Board of Directors of Northbrook Life Insurance Company authorizing establishment of the Variable Annuity Account II (Incorporated herein by reference to Post-Effective Amendment No. 13 to Registration Statement (File No. 033-35412) dated December 31, 1996).

(c) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing the consolidation of Northbrook Variable Annuity Account, Northbrook Variable Annuity Account II, and Allstate Financial Advisors Separate Account I filed herewith.

(2) Not applicable.

(3)(a) Form of Underwriting Agreement (Incorporated herein by reference to Post-Effective Amendment No. 13 to Registration Statement (File No. 033-35412) dated December 31, 1996).

   (b) Form of General Agency Agreement (Incorporated herein by reference to Post-Effective Amendment No. 13 to Registration Statement (File No. 033-35412) dated December 31, 1996).

(4)(a) Form of Contract, Riders and Amendments for the Morgan Stanley Variable Annuity II ("VA II")(Incorporated herein by reference to Post-Effective Amendment Nos. 13, 14, 20, 23 and 25 to Registration Statement (File No. 033-35412) dated December 31, 1996, February 28, 1997, March 3, 1999, and
February 15, 2000).

   (b) Form of Contract and Certificate Amendments for the Morgan Stanley Variable Annuity II Asset Manager (Incorporated herein by reference to Post-Effective Amendment Nos. 19, and 20 to Registration Statement (File No. 033-35412) dated June 5, 1998 and March 3, 1999 respectively).

   (c) Form of Contract and Amendments for the Morgan Stanley Variable Annuity 3 (Incorporated herein by reference to Post-Effective Amendment No. 24 to Registration Statement (File No. 033-35412) dated March 2, 2000).

   (d) Income Benefit Combination Rider 2 ("VA II") (Incorporated herein by reference to Post-Effective Amendment No. 28 to Registration Statement (File No. 033-35412) dated August 25, 2000).

   (e) Income and Death Benefit Combination Rider 2 ("VA II") (Incorporated herein by reference to Post-Effective Amendment No. 28 to Registration Statement (File No. 033-35412) dated August 25, 2000).

   (f) Enhanced Earnings Death Benefit Rider ("VA II") (Incorporated herein by reference to Post-Effective Amendment No. 31 to Registration Statement (File No. 033-35412) dated November 8, 2000).

   (g) Enhanced Earnings Death Benefit Plus Rider (Variable Annuity 3) (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement (File No. 033-35412) dated March 16, 2001.

   (h) Form of Longevity Reward Rider ("VA II") (Incorporated herein by reference to Post-Effective Amendment No. 35 to Registration Statement (File No. 033-35412) dated October 12, 2001).

   (i) Income and Performance Death Benefit Rider (VAII, VA3 (Incorporated herein by reference to Post-Effective Amendment No. 36 to Registration Statement (File No. 033-35412) dated April 29, 2002).

   (j)  Form  of  Contract  Endorsement   (reflecting  Allstate  Life  as  the
issurer) filed herewith.

(5)(a) Form of Application for the Morgan Stanley Variable Annuity II (Incorporated herein by reference to Post-Effective Amendment No. 13 to Registration Statement (File No. 033-35412) dated December 31, 1996).

   (b) Form of Application for the Morgan Stanley Variable Annuity II Asset Manager (Incorporated herein by reference to Post-Effective Amendment No. 19 to Registration Statement (File No. 033-35412) dated June 5, 1998).

   (c) Form of Application for the Morgan Stanley Variable Annuity 3 (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement (File No. 033-35412) dated May 2, 2000).

(6)(a) Articles of Incorporation of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement (File No. 333-77605) dated April 24, 2001).

   (b) By-laws of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement (File No. 333-77605) dated April 24, 2001).

(7) Not applicable.

(8) Forms of Participation Agreements:

(8)(a) Morgan Stanley Variable Investment Series (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement (File No. 033-35412) dated April 29, 1996).

   (b) The Universal Institutional Funds, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement (File No. 333-93871) dated January 28, 2000).

   (c) AIM Variable Insurance Funds (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement (File No.333-93871) dated January 28, 2000).

   (d) Alliance Variable Products Series Fund (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement (File No.333-93871) dated January 28, 2000).

   (e) Putnam Variable Trust (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement (File No. 333-93871)dated January 28,
2000).

   (f) Van Kampen Life Investment Trust (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement (File No. 333-93871) dated January 28, 2000).

   (g) LSA Variable Series Trust, dated May 1, 2002 (Incorporated herein by reference to Post-Effective Amendment No. 36 to Registration Statement (File No. 033-35412) dated April 29, 2002).

(9)(a) Opinion and consent of General Counsel (Incorporated by reference to Post-Effective Amendmnet No. 26 to Registration Statement (File No. 033-35412) dated May 2, 2000).

     (b) Opinion and consent of General Counsel (Incorporated by reference to Post-Effective Amendmnet No. 28 to Registration Statement (File No. 033-35412) dated August 25, 2000).

    (c) Opinion and consent of General Counsel (Incorporated by reference to Post-Effective Amendmnet No. 30 to Registration Statement (File No. 033-35412) dated November 30, 2000).

    (d) Opinion and consent of General Counsel (Incorporated by reference to Post-Effective Amendmnet No. 31 to Registration Statement (File No. 033-35412) dated November 8, 2000).

    (e) Opinion and consent of General Counsel (Incorporated by reference to Post-Effective Amendmnet No. 33 to Registration Statement (File No. 033-35412) dated April 25, 2001).

    (f) Opinion and consent of General Counsel (Incorporated by reference to Post-Effective Amendmnet No. 34 to Registration Statement (File No. 033-35412) dated September 20, 2001).

    (g) Opinion and consent of General Counsel (Incorporated by reference to Post-Effective Amendmnet No. 36 to Registration Statement (File No. 033-35412) dated April 29, 2002).

     (h) Opinion and Consent of General Counsel filed herewith.

(10)(a) Independent Auditors' Consent filed herewith.

    (b) Consent of Foley & Lardner filed herewith.

(11) Not applicable.

(12) Not applicable.

(13) Performance Data Calculations

   (a) Morgan Stanley Variable Annuity II (Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement (File No. 033-3542) dated March 5, 1998).

   (b) Morgan Stanley Variable Annuity 3 (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement (File No. 033-35412) dated May 2, 2000).

  (c) Morgan Stanley Variable Annuity II, Variable Annuity II Asset Manager and Variable Annuity 3 (Incorporated herein by reference to Post-Effective Amendment No. 33(File No. 033-35412) dated September 20, 2001.

  (d) Morgan Stanley Variable Annuity II, Variable Annuity II Asset Manager and Variable Annuity 3 (Incorporated herein by reference to Post-Effective Amendment No. 36 to Registration Statement (File No. 033-35412) dated April 29, 2002).

(14  Not Applicable

(15) Independent Audirot's awareness letter filed herewith.

(99) (a) Powers of Attorney for Marla G. Friedman, John C. Lounds, Kevin R. Slawin and Thomas J. Wilson (Incorporated herein by reference to Form N-4 Initial Registration Statement (File No. 333-77605) dated May 3, 1999.)

     (b) Power of Attorney for Samuel H. Pilch (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-77605) dated July 8, 1999.)

     (c) Powers of Attorney for John L. Carl, Richard I. Cohen, Margaret G.Dyer, Edward M. Liddy, J. Kevin McCarthy, and Robert W. Pike (Incorporated herein by reference to Post-Effective Amendment No. 2 to Registration Statement (File No. 333-77605) dated April 28, 2000.)

     (d) Powers of Attorney for David A. Bird and Steven E. Shebik (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement (File No. 333-77605) dated April 29, 2002.)

     (e) Powers of Attorney for Casey J. Sylla, Michael J. Roche and Eric A. Simonson filed herewith.

     (f) Merger Agreement and Articles of Merger between Northbrook Life Insurance Company and Allstate Life Insurnace Company filed herewith.

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                           POSITION AND OFFICE WITH THE
BUSINESS ADDRESS*                             DEPOSITOROF THE ACCOUNT


David A. Bird                               Director and Senior Vice President
Richard I. Cohen                            Director
Margaret G. Dyer                            Director and Senior Vice President
Marla G. Friedman                           Director and Senior Vice President
Edward M. Liddy                             Director
John C. Lounds                              Director and Senior Vice President
J. Kevin McCarthy                           Director and Senior Vice President
Robert W. Pike                              Director
Samuel H. Pilch                             Director, Group Vice President and Controller
Michael J. Roche                            Director and Senior Vice President
Steven E. Shebik                            Director, Senior Vice President and Chief Financial Officer
Eric A. Simonson                            Director, Senior Vice President and Chief Investment Officer
Kevin R. Slawin                             Director and Senior Vice President
Casey J. Sylla                              Director, Chairman of the Board and President
Michael J. Velotta                          Director, Senior Vice President, General Counsel and Secretary
Thomas J. Wilson II                         Director
Richard L. Baker                            Vice President
Patricia A. Coffey                          Vice President
Thomas W. Evans                             Vice President
Karen C. Gardner                            Vice President
Dennis C. Gomez                             Vice President
John R. Hunter                              Vice President
Mary J. McGinn                              Vice President and Assistant Secretary
William H. Monie                            Vice President
B. Eugene Wraith                            Vice President
James P. Zils                               Treasurer
D. Steven Boger                             Assistant Vice President
Lisa Cochrane                               Assistant Vice President
Errol Cramer                                Assistant Vice President and Appointed Actuary
Lawrence W. Dahl                            Assistant Vice President
Robert C. Doebler                           Assistant Vice President
Sarah R. Donahue                            Assistant Vice President
Philip Emmanuele                            Assistant Vice President
Lisa J. Flanary                             Assistant Vice President
Douglas F. Gaer                             Assistant Vice President
Gregory J. Guidos                           Assistant Vice President
Brent H. Hamann                             Assistant Vice President
John Hershberger                            Assistant Vice President
Ronald A. Johnson                           Assistant Vice President
Teresa G. Logue                             Assistant Vice President
Robert L. Park                              Assistant Vice President and Chief Compliance Officer
Barry S. Paul                               Assistant Vice President and Assistant Treasurer
John C. Pintozzi                            Assistant Vice President
Joseph P. Rath                              Assistant Vice President, Assistant General Counsel and Assistant
                                                 Secretary
Charles L. Salisbury                        Assistant Vice President
Robert A. Shore                             Assistant Vice President
Robert E. Transon                           Assistant Vice President
Timothy N. Vander Pas                       Assistant Vice President
Patricia W. Wilson                          Assistant Vice President and Assistant Secretary
Richard Zaharias                            Assistant Vice President
Laura R. Zimmerman                          Assistant Vice President
Joanne M. Derrig                            Assistant Vice President and Chief Privacy Officer
Doris J. Bryant                             Assistant Secretary
Susan L. Lees                               Assistant Secretary
Paul N. Kierig                              Assistant Secretary
Kristine Leston                             Assistant Secretary

The principal business address of Mr. Slawin is 544 Lakeview Parkway, Vernon Hills, Illinois 60061. The principal business address of Mr. Bird and Mr. Monie is 1776 American Heritage Drive, Jacksonville, Florida 32224. The principal business address of Mr. Wraith, Mr. Dahl and Mr. Gaer is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal business address of the remaining officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by The Allstate Corporation on March 26, 2002 (File No. 1-11840).

27. NUMBER OF CONTRACT OWNERS

(a) Variable Annuity II.

As of December 12, 2002 there were 67,550 non-qualified contracts and 15,552 qualified contracts.

(b) Variable Annuity II Asset Manager.

As of December 12, 2002 there were 1,552 non-qualified contracts and 651 qualified contracts.

(c) Variable Annuity III.

As of December 12, 2002 there were 12,335 non-qualified contracts and 11,069 qualified contracts.

28. INDEMNIFICATION

The General Agency Agreement (Exhibit 3(b)) contains a provision in which Allstate Life agrees to indemnify Morgan Stanley DW Inc. as Underwriter for certain damages and expenses that may be caused by actions, statements or omissions by Allstate Life. The Agreement to Purchase Shares contains a similar provision in paragraph 16 of Exhibit 12.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of his counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29. PRINCIPAL UNDERWRITERS

(a) Registrant's principal underwriter, Morgan Stanley DW Inc., is the principal underwriter for the following affiliated investment companies:

         Allstate Life Insurance Company Separate Account A
         Allstate Life Variable Life Separate Account A
         Allstate Life of New York Variable Annuity Account
         Allstate Life of New York Variable Annuity Account II

(b) The directors and principal officers of the principal underwriter are:

Name and Principal Business                    Positions and Offices
Address* of Each Such Person                     with Underwriter

John H. Schaefer                   President, Chief Executive Officer and Chief Operating Officer
Bruce F. Alonso                    Managing Director
Mary Caracappa                     Managing Director and Controller
Ronald T. Carman                   Managing Director, Associate General Counsel and Assistant Secretary
Mayree Clark                       Managing Director
Alexander C. Frank                 Managing Director and Treasurer
Raymond A. Harris                  Managing Director
Stephen J. Liguori                 Managing Director
Robin Roger                        Managing Director and General Counsel Securities
Michael H. Stone                   Managing Director, General Counsel and Secretary
Samuel A. Turvey                   Managing Director and Chief Compliance Officer
Charles F. Vadala, Jr.             Managing Director and Chief Financial Officer
Steven C. Van Wyk                  Managing Director
Robert V. Luebeck                  Chief Operations Officer
Joyce L. Kramer                    Executive Director, Deputy General Counsel and Assistant Secretary
Robert L. Palleschi                Executive Director
Debra M. Aaron                     Vice President
Darlene R. Lockhart                Vice President
Bruce Sandberg                     Vice President
Kevin Mooney                       Vice President
Frank G. Skubic                    Vice President
Eileen S. Wallace                  Vice President
Sabrina Hurley                     Assistant Secretary

* The principal business address of the above-named individuals is 1585 Broadway, New York, New York 10036.

(c) Compensation of Morgan Stanley DW Inc.

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant for the year ended December 31, 2001.


(1)                  (2)                 (3)            (4)         (5)

Name of Principal   Net Understanding   Compensation    Brokerage
Underwriter         Discounts and       Redemption      Commissions
Compensation        Commissions

Morgan Stanley DW Inc.  N/A               N/A         $24,597,731.06     N/A

30. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062. The Distributor, Morgan Stanley DW Inc., is located at 1585 Broadway, New York, New York 10036.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a)of the Investment Company Act and the rules promulgated thereunder.

31. MANAGEMENT SERVICES

None

32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

The Company represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company under the Contracts. Allstate Life Insurance Company bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life Insurance Company to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or the prospectus, or otherwise.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Financial Advisors Separate Account I has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois, on the 31st day of December, 2002.


                      ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                                  (REGISTRANT)

                     BY: ALLSTATE LIFE INSURANCE COMPANY
                                  (DEPOSITOR)

                              By: /s/MICHAEL J. VELOTTA
                                  ---------------------
                                  Michael J. Velotta
                                  Vice President, Secretary and
                                    General Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 31st day of December, 2002.



*/CASEY J. SYLLA                  Director, Chairman of the Board and
-------------------               President
Casey J. Sylla                    (Principal Executive Officer)

/s/MICHAEL J. VELOTTA             Director, Senior Vice President,
---------------------             General Counsel and Secretary
Michael J. Velotta

*/DAVID A. BIRD                   Director and Senior Vice President
-----------------------
David A. Bird

*/RICHARD I. COHEN                Director
-----------------------
Richard I. Cohen

*/MARGARET G. DYER                Director and Senior Vice President
-----------------------
Margaret G. Dyer

*/MARLA G. FRIEDMAN               Director and Senior Vice President
-----------------------
Marla G. Friedman

*/EDWARD M. LIDDY                 Director
-----------------------
Edward M. Liddy

*/JOHN C. LOUNDS                  Director and Senior Vice President
-----------------------
John C. Lounds

*/J. KEVIN MCCARTHY               Director and Senior Vice President
-----------------------
J. Kevin McCarthy

*/ROBERT W. PIKE                  Director
-----------------------
Robert W. Pike

*/SAMUEL H. PILCH                 Director, Group Vice President and
--------------                      Controller
Samuel H. Pilch                   (Principal Accounting Officer)

*/MICHAEL J. ROCHE                Director and Senior Vice President
-----------------------
Michael J. Roche

*/STEVEN E. SHEBIK                Director and Senior Vice President
-----------------------           and Chief Financial Officer
Steven E. Shebik                  (Principal Financial Officer)

*/ERIC A. SIMONSON                Director, Senior Vice President
-----------------------           and Chief Investment Officer
Eric A. Simonson

*/KEVIN R. SLAWIN                 Director and Senior Vice President
-----------------------
Kevin R. Slawin

*/THOMAS J.WILSON                 Director
-----------------------
Thomas J. Wilson II

*/By Michael J. Velotta, pursuant to Powers of Attorney previously filed or filed herewith.

                                  EXHIBIT LIST

The following exhibits are filed herewith:

Exhibit No.           Description


(1)(c) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing the consolidation of Northbrook Variable Annuity Account, Northbrook
             Variable Annuity Account II, and Allstate Financial Advisors Separate Account I
(4)(j)       Form of Contract Endorsement
(9)(h)       Opinion and Consent of General Counsel
(10)(a)      Independent Auditors' Consent
(10)(b)      Consent of Foley & Lardner
(15)         Independent Auditor's awareness letter
(99)(e)      Powers of Attorney for Casey J. Sylla, Michael J. Roche
                and Eric A. Simonson
(99)(f) Merger Agreement and Articles of Merger between Northbrook Life Insurance Company and Allstate Life Insurane Company